Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257997

JOINT PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF LEO HOLDINGS III CORP

AND SPECIAL MEETING OF WARRANT HOLDERS OF LEO HOLDINGS III CORP

PROSPECTUS FOR

99,809,606 SHARES OF COMMON STOCK AND 11,539,216 WARRANTS OF LEO HOLDINGS III CORP

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED LOCAL BOUNTI CORPORATION IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

The board of directors of Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated June 17, 2021 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation (“Merger Sub 1”), Longleaf Merger Sub II, LLC (“Merger Sub 2”) and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), a copy of which is attached to the joint proxy statement/prospectus as Annex A, including the domestication of Leo as a Delaware corporation (the “Domestication”). As described in this joint proxy statement/prospectus, Leo’s shareholders are being asked to consider a vote upon each of the Domestication and the Business Combination, among other items. As used in this joint proxy statement/prospectus, “New Local Bounti” or “Combined Company” refers to Leo after giving effect to the consummation of the Domestication and the Business Combination.

Following the Domestication, on the Closing Date (as defined below) prior to the First Effective Time (as defined below): (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”), and each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of Leo will be converted into one share of common stock, par value $0.0001 per share, of Leo (collectively, the “New Local Bounti Common Stock”); (ii) each issued and outstanding whole warrant to purchase Class A ordinary shares of Leo will automatically represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Leo warrant agreement; (iii) the governing documents of Leo will be amended and restated and become the certificate of incorporation and the bylaws of New Local Bounti as described in this joint proxy statement/prospectus; and (iv) Leo’s name will change to “Local Bounti Corporation”. In connection with clauses (i) and (ii) of this paragraph, each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A ordinary shares of Leo and the underlying warrants of Leo prior to the Domestication will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant representing the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Leo warrant agreement.

On the date of Closing (as defined below), promptly following the consummation of the Domestication, Merger Sub 1 will merge with and into Local Bounti (the “First Merger”), with Local Bounti as the surviving company in the First Merger (the time that the First Merger becomes effective being referred to as the “First

Effective Time”), followed immediately by the merger of the surviving company with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a wholly owned subsidiary of Leo (the “Second Merger” and together with the First Merger, the “Mergers”) and, after giving effect to the Mergers, Local Bounti will be a wholly-owned subsidiary of Leo (the time that the Second Merger becomes effective being referred to as the “Second Effective Time” and, together with the First Effective Time, the “Effective Time”).

At the Effective Time, based on an implied pre-transaction equity value of $650.0 million (excluding convertible debt of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti), along with adjustments for certain payments contemplated by the Merger Agreement, the existing equityholders of Local Bounti will receive the consideration entitled to them under the Merger Agreement, including up to 2,500,000 earnout shares if certain price-based targets are met, as further described in this joint proxy statement/prospectus. See the sections entitled “The Business Combination,” “Proposal No. 1 - Business Combination Proposal — Consideration to Local Bounti Equityholders in the Business Combination” and “Questions and Answers for Shareholders of Leo — What will Local Bounti’s equityholders receive in return for the Business Combination with Leo?” of this proxy statement/prospectus for further information on the consideration being paid to the stockholders of Local Bounti.

The market value of the shares to be issued could vary significantly from the market value as of the date of this joint proxy statement/prospectus. It is anticipated that, upon completion of the Business Combination, (i) the Local Bounti stockholders will own, collectively, approximately 57.2% of the outstanding New Local Bounti Common Stock, and (ii) Leo’s initial shareholders will own approximately 6.3% of the outstanding New Local Bounti Common Stock (inclusive of 2.9% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes), in each case, assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 76.4% (inclusive of 3.8% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes) and 8.4%, respectively, assuming that, all of Leo’s outstanding public shares are redeemed in connection with the Business Combination. These percentages (i) assume that 59,493,616 shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing (excluding the holders of Local Bounti warrants that are exercised by the holders thereof, at such holders’ option, prior to completion of the Business Combination and excluding the holders of Local Bounti convertible debt and the issuance of New Local Bounti Common Stock issuable upon conversion of such convertible debt), which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) are based on 12,500,000 shares of New Local Bounti Common Stock to be issued in the PIPE Financing; (iii) do not take into account any exercise of public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing; (iv) do not take into account any shares of New Local Bounti Common Stock underlying vested and unvested Local Bounti RSUs that will be held by equityholders of Local Bounti immediately following Closing; (v) do not take into account any exercise of New Local Bounti Warrants (other than those exercised as set forth above) that will be outstanding immediately following Closing and (vi) assume the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock and exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.

Leo is also seeking approval from the holders of its outstanding public warrants, to amend certain provisions of its outstanding warrants, as further described in the accompanying joint proxy statement/prospectus.

Leo’s units, public shares and public warrants are currently listed on the NYSE under the symbols “LIII.U,” “LIII” and “LIII WS,” respectively. Leo will apply for listing, to be effective at the time of the Business Combination, of New Local Bounti Common Stock and warrants on the NYSE under the proposed symbols “LOCL” and “LOCLW,” respectively. It is a condition of the consummation of the Business Combination that Leo receive confirmation from the NYSE that New Local Bounti has been conditionally approved for listing on the NYSE, but there can be no assurance such listing condition will be met or that Leo will obtain such confirmation from the NYSE. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the NYSE condition set forth in the Merger Agreement is waived by the applicable parties.

The accompanying joint proxy statement/prospectus provides shareholders and warrant holders of Leo with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Leo and the special meeting of warrant holders of Leo. We encourage you to read the entire accompanying joint proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 38 of the accompanying joint proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying joint proxy statement/prospectus is dated October 20, 2021, and is first being mailed to Leo’s shareholders and warrant holders on or about October 22, 2021.

LEO HOLDINGS III CORP

21 Grosvenor Pl,

London SW1X 7HF, United Kingdom

Dear Leo Holdings III Corp Shareholders and Warrant Holders:

Shareholders are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), at 9:00 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Warrant holders are cordially invited to attend the special meeting of public warrant holders (the “Warrant Holders Meeting”) of Leo, immediately following the extraordinary general meeting, at 9:30 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

As all shareholders and warrant holders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

As further described in the accompanying joint proxy statement/prospectus, following the Domestication, on the Closing Date and at the Effective Time (as described below), among other things, (i) Leo will change its name to “Local Bounti Corporation,” (ii) each outstanding Class A ordinary share of Leo and each outstanding Class B ordinary share of Leo will become one share of New Local Bounti Common Stock, and each outstanding warrant of Leo will become one warrant to purchase one share of New Local Bounti Common Stock, and (iii) the governing documents of Leo will be amended and restated. As used in the accompanying joint proxy statement/prospectus, “New Local Bounti” or the “Combined Company” refers to Leo after giving effect to the Domestication and the Business Combination (each as defined below).

At the extraordinary general meeting, Leo shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Agreement and Plan of Merger, (and the transactions contemplated thereby) dated as of June 17, 2021 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among Leo, Merger Sub 1, Merger Sub 2 and Local Bounti, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A, including the transactions contemplated thereby (collectively, the “Business Combination”).

As further described in the accompanying joint proxy statement/prospectus, subject to the terms and conditions of the Merger Agreement, the following transactions will occur:

(a)

On the Closing Date, prior to the time at which the First Effective Time occurs, Leo will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), and at the Effective Time, Leo will change its name to “Local Bounti Corporation” (“New Local Bounti”) (for further details, see “Proposal No. 2—The Domestication Proposal”).

(b)	Merger Sub 1 will merge with and into Local Bounti (the “First Merger”), with Local Bounti as the surviving company in the First Merger, followed immediately by the merger of the resulting company with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 as the surviving company in the Second Merger and, after giving effect to such Mergers, Local Bounti shall be a wholly-owned subsidiary of Leo. In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on the Transaction Value (i) each share of Local Bounti voting common stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the closing of the Business Combination and shall be entitled to receive earnout shares (as described below), and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the closing of the Business Combination. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

In connection with the foregoing and concurrently with the execution of the Merger Agreement, Leo entered into Subscription Agreements (the “Subscription Agreements”) with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Leo has agreed to issue and sell to the PIPE Investors, an aggregate of 12,500,000 shares of New Local Bounti Common Stock at a price of $10.00 per share, on the Closing Date, for aggregate gross proceeds of $125.0 million (the “PIPE Financing”). The shares of New Local Bounti Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Leo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

You will also be asked to consider and vote upon (a) a proposal to approve and adopt the Domestication (the “Domestication Proposal”), (b) on a non-binding advisory basis, certain material differences between Leo’s existing amended and restated memorandum and articles of association (the “Existing Governing Documents”) and the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and the proposed new bylaws (the “Proposed Bylaws”) of New Local Bounti upon the Domestication, copies of which are attached to the accompanying joint proxy statement/prospectus as Annexes C and D, respectively, which are referred to herein collectively as the “Governing Documents Proposals,” (c) a proposal to approve and adopt the Proposed Certificate of Incorporation upon the Domestication (the “Charter Proposal”), (d) a proposal to approve, for purpose of complying with NYSE Listing Rule 312.03, the issuance of New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing, which is referred to herein as the “NYSE Proposal,” (e) a proposal to approve and adopt the Local Bounti Corporation 2021 Equity Incentive Plan, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex J, which is referred to herein as the “Incentive Award Plan Proposal,” (f) a proposal to approve and adopt the Local Bounti Corporation 2021 Employee

Stock Purchase Plan, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex K, which is referred to herein as the “Employee Stock Purchase Plan Proposal,” (g) a proposal to appoint each of the six (6) directors to serve on the board of directors of New Local Bounti until their respective successors are duly elected and qualified, which is referred to herein as the “Director Election Proposal” and (h) a proposal to adjourn the extraordinary general meeting to a later date or dates to the extent necessary, which is referred to herein as the “Adjournment Proposal.”

Leo is also seeking approval from the holders of its outstanding public warrants, (a) to amend certain provisions of its outstanding warrants (the “Warrant Amendment Proposal”), as further described in the accompanying joint proxy statement/prospectus, and (b) to adjourn the Warrant Holders Meeting to a later date or dates to the extent necessary (the “Warrant Holders Adjournment Proposal”).

The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal is conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying joint proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying joint proxy statement/prospectus is provided to Leo shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient Leo ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from Leo shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if Leo shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by Leo from the trust account in connection with the Business Combination, together with the aggregate proceeds from the PIPE Financing, equal to no less than $150,000,000 after deducting any amounts paid to Leo shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied (such condition to the consummation of the Business Combination, the “Aggregate Transaction Proceeds Condition”).

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Subscription Agreements, Company Stockholder Support Agreements, the Sponsor Agreement, the Lock-Up Agreements and the Registration Rights Agreement (each as defined in the accompanying joint proxy statement/prospectus). See “Business Combination Proposal—Related Agreements” in the accompanying joint proxy statement/prospectus for more information.

Pursuant to the Existing Governing Documents, a holder of Leo’s public shares (a “public shareholder”) may request that Leo redeem all or a portion of such public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (“Continental”), Leo’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, New Local Bounti will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Leo’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Local Bounti Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of Leo — Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Leo Investors III LP (the “Sponsor”) and each of Lori Bush, Mary E. Minnick, Mark Masinter, Scott Flanders, Imran Khan and Scott McNealy (collectively, the “initial shareholders”) have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying joint proxy statement/prospectus, the initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying joint proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will Leo redeem public shares in an amount that would cause New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Leo is providing the accompanying joint proxy statement/prospectus and accompanying proxy cards to Leo’s shareholders and public warrant holders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and/or Warrant Holders Meeting and at any adjournments of the extraordinary general meeting or Warrant Holders Meeting. Information about the extraordinary general meeting, the Warrant Holders Meeting, the Business Combination and other related business to be considered by Leo’s shareholders and public warrant holders at the extraordinary general meeting and Warrant Holders Meeting is included in the accompanying joint proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting and/or Warrant Holders Meeting, all of Leo’s shareholders and public warrant holders are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 38 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of Leo has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and “FOR” all other proposals presented to Leo’s shareholders in the accompanying joint proxy statement/prospectus. The board of directors of Leo has also unanimously approved the Warrant Amendment and unanimously recommends that public warrant holders vote “FOR” the Warrant Amendment Proposal. When you consider the recommendation of these proposals by the board of directors of Leo, you should keep in mind that Leo’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. The approval of each of the Business Combination Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the NYSE Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the election of directors to the Leo Board. Therefore, only holders of the Class B ordinary shares will vote on the election of directors at the extraordinary general meeting. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal. The Governing Documents Proposals are voted upon on a non-binding advisory basis only.

The approval of the Warrant Amendment Proposal requires the affirmative vote by the holders of at least 50% of the outstanding Leo public warrants. The approval of the Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote by the holders of a majority of the outstanding Leo public warrants that are present and entitled to vote at the Warrant Holders Meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting and/or the Warrant Holders Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting and/or the Warrant Holders Meeting. If you hold your shares or public warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares and/or public warrants are represented and voted at the extraordinary general meeting and/or the Warrant Holders Meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Condition Precedent Proposals (including the Business Combination) are not conditioned on the approval of the Warrant Amendment Proposal. The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals and the consummation of the Business Combination. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal is conditioned upon the approval of any other proposal set forth in the accompanying joint proxy statement/prospectus. The Adjournment Proposal and the Warrant Holders Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying joint proxy statement/prospectus.

If you sign, date and return your proxy card(s) without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting and/or Warrant Holders Meeting. If you fail to return your proxy card(s) or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting and/or Warrant Holders Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and/or Warrant Holders Meeting. If you are a shareholder of record and/or public warrant holders of record and you attend the extraordinary general meeting and/or Warrant Holders Meeting and wish to vote in person, you may withdraw your proxy and vote in person at the extraordinary general meeting and/or Warrant Holders Meeting.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO LEO’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT / WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of Leo’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Edward C. Forst

Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying joint proxy statement/prospectus is dated October 20, 2021 and is first being mailed to Leo’s shareholders and warrant holders on or about October 22, 2021.

LEO HOLDINGS III CORP

21 Grosvenor Pl, London SW1X 7HF,

United Kingdom

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON NOVEMBER 16, 2021

TO THE SHAREHOLDERS OF LEO HOLDINGS III CORP:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “extraordinary general meeting”) of Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), will be held at 9:00 am, Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•

Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal by ordinary resolution to approve the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among Leo, Merger Sub 1, Merger Sub 2, and Local Bounti, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A, and the transactions contemplated thereby (collectively, the “Business Combination”). Pursuant to the Merger Agreement, among other things, following the de-registration of Leo as an exempted company in the Cayman Islands (and the continuation and domestication of Leo as a corporation in the State of Delaware with the name “Local Bounti Corporation” following the Mergers described below) (a) Merger Sub 1 will merge with and into Local Bounti (the “First Merger”), with Local Bounti as the surviving company in the First Merger, followed immediately by the merger of the resulting company with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 as the surviving company in the Second Merger and, after giving effect to the Mergers, Local Bounti shall be a wholly-owned subsidiary of Leo and (b) at the Effective Time, based on the Transaction Value, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the closing of the Business Combination, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the closing of the Business Combination; all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt; each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control, as described in more detail in the accompanying proxy statement/prospectus; certain related agreements (including the Sponsor Agreement, the Subscription Agreements, the Registration Rights Agreement, the Company Stockholder Support Agreements and the Lock-Up Agreements, each in the form attached to the joint proxy statement/prospectus as Annex E, Annex F, Annex G, Annex H and Annex I, respectively); and the transactions contemplated thereby. We refer to this proposal as the “Business Combination Proposal.”

•

Proposal No. 2—Domestication Proposal—to consider and vote upon a proposal by special resolution to change the domicile of Leo by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware (the “Domestication”). Upon the effectiveness of the Domestication, Leo will become a Delaware corporation and will change its corporate name to “Local Bounti Corporation” (together with Local Bounti following the Domestication and the Business Combination, the “Combined Company”) and all outstanding securities of Leo will convert to outstanding securities of the Combined Company, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”

•

Proposal No. 3—Charter Proposal — to consider and vote upon the approval by special resolution of the amendment and restatement of the Existing Governing Documents (as defined herein) in their entirety by the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) of the Combined Company (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), including authorization of the change in authorized share capital as indicated therein and the change of name of Leo to “Local Bounti Corporation” in connection with the Business Combination. A copy of the Proposed Certificate of Incorporation is attached to the accompanying joint proxy statement/prospectus as Annex C. We refer to this proposal as the “Charter Proposal.”

•

Governing Documents Proposals—to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Certificate of Incorporation (such proposals, collectively, the “Governing Documents Proposals”) to approve the following material differences between the current amended and restated memorandum and articles of association of Leo (the “Existing Governing Documents”) and the Proposed Certificate of Incorporation and the proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Governing Documents”) of the Combined Company:

•

Proposal No. 4—Governing Documents Proposal A—an amendment to change the authorized capital stock of Leo from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 400,000,000 shares of common stock, par value $0.0001 per share, of New Local Bounti and (b) 100,000,000 shares of preferred stock, par value

$0.0001 per share, of New Local Bounti (the “Preferred Stock”). We refer to this proposal as “Governing Documents Proposal A.”

•

Proposal No. 5—Governing Documents Proposal B—an amendment to authorize the New Local Bounti Board to issue any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Local Bounti Board and as may be permitted by the DGCL. We refer to this proposal as “Governing Documents Proposal B.”

•

Proposal No. 6—Governing Documents Proposal C—an amendment to remove the ability of New Local Bounti stockholders to take action by written consent in lieu of a meeting. We refer to this proposal as “Governing Documents Proposal C.”

•

Proposal No. 7—Governing Documents Proposal D—certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Leo Holdings III Corp” to “Local Bounti Corporation” (which is expected to occur upon the consummation of the Domestication), (ii) making New Local Bounti’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of Leo believes are necessary to adequately address the needs of the Combined Company after the Business Combination. We refer to this proposal as “Governing Documents Proposal D.”

•

Proposal No. 8—The NYSE Proposal—to consider and vote upon a proposal by ordinary resolution to approve for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of New Local Bounti Common Stock and securities convertible into or exchangeable for New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing. We refer to this proposal as the “NYSE Proposal.”

•

Proposal No. 9—The Incentive Award Plan Proposal—to consider and vote upon the approval by ordinary resolution of the Local Bounti Corporation 2021 Equity Incentive Plan, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex J. We refer to this proposal as the “Incentive Award Plan Proposal.”

•

Proposal No. 10—The Employee Stock Purchase Plan Proposal—to consider and vote upon the approval by ordinary resolution of the Local Bounti Corporation 2021 Employee Stock Purchase Plan, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex K. We refer to this proposal as the “Employee Stock Purchase Plan Proposal.”

•

Proposal No. 11—Director Election Proposal—to consider and vote upon a proposal by ordinary resolution, that the persons named below be elected to serve on the Combined Company board of directors upon the Closing of the Business Combination: Pamela Brewster, Edward C. Forst, Craig M. Hurlbert, Travis Joyner, Mark J. Nelson and Matt Nordby. We refer to this proposal as the “Director Election Proposal.” Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the election of directors to the Leo Board. Therefore, only holders of Class B ordinary shares will vote on the election of directors at the extraordinary general meeting.

•

Proposal No. 12—The Adjournment Proposal—to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying joint proxy statement/prospectus is provided to Leo shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient Leo ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from Leo shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if Leo shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by Leo from the trust account in connection with the Business Combination, together with aggregate gross proceeds from the PIPE Financing, equal no less than $150,000,000 after deducting Leo’s unpaid expenses, liabilities, and any amounts paid to Leo shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting. We refer to this proposal as the “Adjournment Proposal.”

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal is conditioned upon the approval of any other proposal. Additionally, as noted above, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal.

These items of business are described in the accompanying joint proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares of Leo at the close of business on October 15, 2021 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. The accompanying joint proxy statement/prospectus and accompanying extraordinary general meeting proxy card are being provided to Leo’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Leo’s shareholders are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents referred to therein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 38 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of Leo has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and “FOR” all other proposals presented to Leo’s shareholders in the accompanying joint proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Leo, you should keep in mind that Leo’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder may request of Leo that New Local Bounti redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Leo’s transfer agent, in which you (i) request that New Local Bounti redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, Leo’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on November 12, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Leo’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders (other than those who have agreed not to do so by executing a Transaction Support Agreement) may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Leo’s transfer agent, New Local Bounti will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Leo’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Local Bounti Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of Leo—Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying joint proxy statement/prospectus, the initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying joint proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will Leo redeem public shares in an amount that would cause New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. The approval of each of the Business Combination Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal, the NYSE Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal. The Governing Documents Proposals are voted upon on a non-binding advisory basis only.

Unless we are required to meet virtually to take necessary precautions due to COVID-19, all shareholders of Leo are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to mark, sign and date the enclosed extraordinary general meeting proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal is conditioned upon the approval of any other proposal set forth in the accompanying joint proxy statement/prospectus.

If you sign, date and return your extraordinary general meeting proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your extraordinary general meeting proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the accompanying joint proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400, or by emailing LIII.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Leo Holdings III Corp,

Edward C. Forst

Chairman of the Board of Directors

October 20, 2021.

IF YOU RETURN YOUR EXTRAORDINARY GENERAL MEETING PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE SHAREHOLDER PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO LEO’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL

NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “EXTRAORDINARY GENERAL MEETING OF LEO —REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

LEO HOLDINGS III CORP

21 Grosvenor Pl, London SW1X 7HF,

United Kingdom

NOTICE OF WARRANT HOLDERS MEETING

TO BE HELD ON NOVEMBER 16, 2021

TO THE HOLDERS OF WARRANTS OF LEO HOLDINGS III CORP:

NOTICE IS HEREBY GIVEN that a meeting of the holders of warrants of Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”) will be held at 9:30 am, Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned (the “Warrant Holders Meeting”).

As all warrant holders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of the warrant agreement. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. You are cordially invited to attend the Warrant Holders Meeting, which will be held for the following purposes:

•

Proposal No. 1—The Warrant Amendment Proposal—to consider and vote upon an amendment (the “Warrant Amendment”) to the warrant agreement that governs all of Leo’s outstanding warrants. The Warrant Amendment proposes to amend and restate the Warrant Agreement (as defined in the accompanying joint proxy statement/prospectus) to implement certain changes that are intended to result in the warrants of Leo being accounted for as equity within the balance sheet of New Local Bounti, instead of as a liability measured at fair value with non-cash fair value adjustments recorded in earning at each reporting period (the “Warrant Amendment Proposal”), the substantive text of which is included as Annex L to the accompanying joint proxy statement/prospectus; and

•

Proposal No. 2—The Warrant Holders Adjournment Proposal—to consider and vote upon a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by Leo that more time is necessary or appropriate to approve the Warrant Amendment Proposal (the “Warrant Holders Adjournment Proposal” and, together with the Warrant Amendment Proposal, the “Warrant Holders Proposals”).

The Warrant Holders Proposals are described in the accompanying joint proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only public warrant holders at the close of business on October 15, 2021 are entitled to notice of and to vote and have their votes counted at the Warrant Holders Meeting and any adjournment of the Warrant Holders Meeting. The accompanying joint proxy statement/prospectus and accompanying Warrant Holders Meeting proxy card are being provided to Leo’s public warrant holders in connection with the solicitation of proxies to be voted at the Warrant Holders Meeting and at any adjournment of the Warrant Holders Meeting. Whether or not you plan to attend the Warrant Holders Meeting, all of Leo’s public warrant holders are urged to read the accompanying joint proxy statement/prospectus, including Annex L and the documents referred to therein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 38 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of Leo has unanimously approved the Warrant Holders Proposals and the transactions contemplated thereby, and unanimously recommends that shareholders vote “FOR” the adoption of the Warrant Amendment, and “FOR” the Warrant Holders Adjournment Proposal, if presented.

The approval of the Warrant Amendment Proposal requires the affirmative vote by the holders of at least 50% of the outstanding Leo public warrants. The approval of the Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote by the holders of a majority of the outstanding Leo public warrants that are present and entitled to vote at the Warrant Holders Meeting. The Business Combination (as defined in the accompanying joint proxy statement/prospectus) is not conditioned on the approval of the Warrant Amendment Proposal. The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals and the consummation of the Business Combination.

Unless we are required to meet virtually to take necessary precautions due to COVID-19, all public warrant holders of Leo are cordially invited to attend the Warrant Holders Meeting in person. To ensure your representation at the Warrant Holders Meeting, however, you are urged to mark, sign and date the enclosed Warrant Holders Meeting proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided.

Your vote is very important. Whether or not you plan to attend the Warrant Holders Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your public warrants are represented at the Warrant Holders Meeting. If you hold your public warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your public warrants are represented and voted at the Warrant Holders Meeting. The Warrant Amendment will be consummated only if the Condition Precedent Proposals, as further described in the accompanying joint proxy statement/prospectus are approved. The Warrant Holders Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying joint proxy statement/prospectus.

If you sign, date and return your Warrant Holders Meeting proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Warrant Holders Meeting. If you fail to return your Warrant Holders Meeting proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Warrant Holders Meeting in person, the effect will be, among other things, that your public warrant will not be counted for purposes of determining whether a quorum is present at the Warrant Holders Meeting. If you are a public warrant holder of record and you attend the Warrant Holders Meeting and wish to vote in person, you may withdraw your Warrant Holders Meeting proxy and vote in person at the Warrant Holders Meeting.

Your attention is directed to the accompanying joint proxy statement/prospectus following this notice (including Annex L therein) for a more complete description of the proposed Warrant Amendment. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety, including Annex L and other documents referred to herein. If you have any questions or need assistance voting your public warrants, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400, or by emailing LIII.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Leo Holdings III Corp,

Edward C. Forst

Chairman of the Board of Directors

October 20, 2021.

Page

ADDITIONAL INFORMATION	i
MARKET AND INDUSTRY DATA	i
TRADEMARKS	i
SELECTED DEFINITIONS	i
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF LEO	vi
QUESTIONS AND ANSWERS FOR PUBLIC WARRANT HOLDERS OF LEO	xxvi
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS .	36
RISK FACTORS	38
EXTRAORDINARY GENERAL MEETING OF LEO	95
PROPOSAL NO. 1 - BUSINESS COMBINATION PROPOSAL	102
PROPOSAL NO. 2 - DOMESTICATION PROPOSAL	142
PROPOSAL NO. 3 - CHARTER PROPOSAL	145
PROPOSALS NO. 4 THROUGH 7 -.GOVERNING DOCUMENTS PROPOSALS	146
PROPOSAL NO. 4 - GOVERNING DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	150
PROPOSAL NO. 5 - GOVERNING DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW LOCAL BOUNTI AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	152
PROPOSAL NO. 6 - GOVERNING DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	154
PROPOSAL NO. 7 - GOVERNING DOCUMENTS PROPOSAL D—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS	155
PROPOSAL NO. 8 - THE NYSE PROPOSAL	158
PROPOSAL NO. 9 - INCENTIVE AWARD PLAN PROPOSAL	160
PROPOSAL NO. 10 - EMPLOYEE STOCK PURCHASE PLAN PROPOSAL	170
PROPOSAL NO. 11 - DIRECTOR ELECTION PROPOSAL	179
PROPOSAL NO. 12 - ADJOURNMENT PROPOSAL	182
SPECIAL MEETING OF LEO WARRANT HOLDERS .	184
WARRANT HOLDERS PROPOSAL NO. 1 - THE WARRANT AMENDMENT PROPOSAL	187
WARRANT HOLDERS PROPOSAL NO. 2 - THE WARRANT HOLDERS ADJOURNMENT PROPOSAL .	194
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION TO LEO SHAREHOLDERS	195
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	212
INFORMATION ABOUT LEO	227
LEO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	241
INFORMATION ABOUT LOCAL BOUNTI	247
LOCAL BOUNTI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	266
EXECUTIVE COMPENSATION	280
MANAGEMENT OF NEW LOCAL BOUNTI FOLLOWING THE BUSINESS COMBINATION	286
BENEFICIAL OWNERSHIP OF SECURITIES	294
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	297
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	301

ADDITIONAL INFORMATION

You may request copies of this joint proxy statement/prospectus and any other publicly available information concerning Leo, without charge, by written request to Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom, or by telephone request at (310) 800-1000; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400, or by emailing LIII.info@investor.morrowsodali.com. or from the SEC through the SEC website at http://www.sec.gov.

In order for Leo’s shareholders and warrant holders to receive timely delivery of the documents in advance of the extraordinary general meeting and Warrant Holder Meeting of Leo to be held on November 16, 2021, you must request the information no later than five business days prior to the date of the extraordinary general meeting and Warrant Holder Meeting, by November 8, 2021.

MARKET AND INDUSTRY DATA

Information contained in this joint proxy statement/prospectus concerning the market and the industry in which Local Bounti competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, on assumptions made by Local Bounti based on such sources and Local Bounti’s knowledge of the markets for its services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. The industry in which Local Bounti operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this joint proxy statement/prospectus are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Local Bounti’s Business and New Local Bounti Following the Business Combination” and elsewhere in this joint proxy statement/prospectus. Notwithstanding the foregoing, we are responsible for the information provided in this joint proxy statement/prospectus.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this joint proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this joint proxy statement/prospectus or the context otherwise requires, references to:

•

“Aggregate Transaction Proceeds Condition” are to the condition, pursuant to the Merger Agreement, that the aggregate cash proceeds to be received by Leo from the trust account in connection with the Business Combination, together with the aggregate proceeds from the PIPE Financing, equal to no less than $150,000,000, after deducting any amounts paid to Leo shareholders that exercise their redemption rights in connection with the Business Combination;

i

•	“Articles of Association” are to the amended and restated articles of association of Leo;

•	“Business Combination” are to the Domestication, the Mergers and other transactions contemplated by the Merger Agreement, collectively, including the PIPE Financing;

•

“Merger Agreement” are to that certain Agreement and Plan of Merger, dated June 17, 2021, by and among Leo, Merger Sub 1, Merger Sub 2, and Local Bounti, as it may be amended and supplemented from time to time;

•	“Cayman Islands Companies Act” are to the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time;

•	“Charter Proposal” means Proposal No. 3 to approve the Proposed Certificate of Incorporation.

•

“Class A ordinary shares” are to the Class A ordinary shares, par value $0.0001 per share, of Leo, which will automatically convert, on a one-for-one basis, into shares of New Local Bounti Common Stock in connection with the Domestication;

•

“Class B ordinary shares” or “founder shares” are to the 6,875,000 Class B ordinary shares, par value $0.0001 per share, of Leo outstanding as of the date of this joint proxy statement/prospectus that were initially issued to our Sponsor in a private placement prior to our initial public offering and of which 60,000 shares were transferred to Mses. Lori Bush, Mary E. Minnick and Mark Masinter (20,000 shares each), and 45,000 shares were transferred to Messrs. Scott Flanders, Imran Khan and Scott McNealy (15,000 each) in February 2021, and, in connection with the Domestication, will automatically convert, on a one-for-one basis, into shares of New Local Bounti Common Stock;

•	“Closing” are to the closing of the Business Combination;

•

“Closing Date” means that date that is in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described under the section entitled “Business Combination Proposal—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other date as Leo and Local Bounti may agree in writing;

•	“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal, collectively;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•	“Convertible Notes” are to the convertible promissory notes issued by Local Bounti in favor of certain holders of Convertible Notes;

•

“Domestication” are to the transfer by way of continuation and deregistration of Leo from the Cayman Islands and the continuation and domestication of Leo as a corporation incorporated in the State of Delaware;

•	“Effective Time” means the time at which the Merger becomes effective;

•	“Equity Incentive Plan” are to the Local Bounti Corporation 2021 Equity Incentive Plan to be considered for adoption and approval by the shareholders pursuant to the Incentive Award Plan Proposal;

•	“ESPP” are to the Local Bounti Corporation 2021 Employee Stock Purchase Plan to be considered for adoption and approval by the shareholders pursuant to the Employee Stock Purchase Plan Proposal;

•

“extraordinary general meeting” are to the extraordinary general meeting of Leo at 9:00 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding the novel coronavirus or COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material;

•	“Existing Governing Documents” are to the Memorandum of Association and the Articles of Association of Leo;

•	“initial public offering” are to Leo’s initial public offering that was consummated on March 2, 2021;

•	“initial shareholders” are to Sponsor and each of Mses. Lori Bush and Mary E. Minnick and Messrs. Mark Masinter, Scott Flanders, Imran Khan and Scott McNealy;

•	“Leo,” “we,” “us” or “our” are to Leo Holdings III Corp, a Cayman Islands exempted company, prior to the consummation of the Business Combination;

•	“Leo Board” are to Leo board of directors;

•

“private placement warrants” are to the 5,333,333 private placement warrants outstanding as of the date of this proxy statement/ prospectus that were issued to our Sponsor simultaneously with the closing of Leo’s initial public offering in a private placement at a price of $1.50 per warrant. Each private placement warrant is exercisable for one Class A ordinary share of Leo at a price of $11.50;

•	“public warrants” are to the currently outstanding 5,500,000 redeemable warrants to purchase Class A ordinary shares of Leo that were issued by Leo in its initial public offering;

•	“Leo warrants” are to the Leo public warrants and the Leo private placement warrants;

•	“Leo warrant holders” refers to the holders of Leo public warrants;

•	“Local Bounti” are to Local Bounti Corporation, a Delaware corporation, prior to the consummation of the Business Combination;

•	“Local Bounti restricted common stock” are to outstanding shares of Local Bounti nonvoting common stock issued pursuant to Local Bounti’s existing equity incentive plan;

•	“Local Bounti restricted stock units” are to outstanding restricted stock units of Local Bounti issued pursuant to Local Bounti’s existing equity incentive plan;

•

“Local Bounti Securityholders” are to the holders of Local Bounti voting common stock, Local Bounti restricted common stock, Local Bounti restricted stock units and Local Bounti Warrants (and excluding the holders of Local Bounti Convertible Notes);

•	“Local Bounti Stockholders” are to the holders of Local Bounti voting common stock and Local Bounti restricted common stock;

•	“Local Bounti voting common stock” are to outstanding shares of Local Bounti voting common stock;

•	“Local Bounti Warrants” are to outstanding warrants of Local Bounti;

•	“Memorandum of Association” are to the amended and restated memorandum of association of Leo;

•	“Mergers” are to the First Merger and Second Merger, collectively,

•

“First Merger” are to the merger of Merger Sub 1 with and into Local Bounti pursuant to the Merger Agreement, with Local Bounti as the surviving company in the First Merger and, after giving effect to such First Merger, Local Bounti becoming a wholly-owned subsidiary of Leo;

•	“Merger Sub 1” are to Longleaf Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Leo prior to the consummation of the Business Combination;

•	“Merger Sub 2” are to Longleaf Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of Leo prior to the consummation of the Business Combination;

•	“New Local Bounti” or “Combined Company” are to Local Bounti Corporation (f/k/a Leo Holdings III Corp) upon and after the Domestication;

•	“New Local Bounti Board” are to the board of directors of New Local Bounti;

•	“New Local Bounti Common Stock” are to the common stock, par value $0.0001 per share, of New Local Bounti;

•	“NYSE” are to the New York Stock Exchange;

•	“ordinary shares” are to our Class A ordinary shares and our Class B ordinary shares;

•

“PIPE Financing” are to the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for an aggregate of 12,500,000 shares of New Local Bounti Common Stock for an aggregate purchase price of $125.0 million to be consummated in connection with Closing;

•	“PIPE Investors” means the investors that have signed the Subscription Agreements;

•	“pro forma” are to giving pro forma effect to the Business Combination, including the Merger and the PIPE Financing;

•	“Proposed Bylaws” are to the proposed bylaws of New Local Bounti to be effective upon the Domestication attached to this joint proxy statement/prospectus as Annex D;

•

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Local Bounti to be effective upon the Domestication attached to this joint proxy statement/prospectus as Annex C;

•	“Proposed Governing Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” are to holders of public shares, whether acquired in Leo’s initial public offering or acquired in the secondary market;

•	“public shares” are to the currently outstanding 27,500,000 Class A ordinary shares of Leo, whether acquired in Leo’s initial public offering or in the secondary market;

•	“redemption” are to each redemption of public shares for cash pursuant to the Existing Governing Documents;

•	“SEC” are to the Securities and Exchange Commission;

•

“Second Merger” are to the merger of the surviving corporation in the First Merger with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a wholly owned subsidiary of Leo, to occur immediately after the First Merger;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to Leo Investors III LP, a Cayman Islands exempted limited partnership;

•	“Subscription Agreements” are to the subscription agreements, entered into by Leo and each of the PIPE Investors in connection with the PIPE Financing;

•	“transfer agent” are to Continental, Leo’s transfer agent;

•

“trust account” are to the trust account established at the consummation of Leo’s initial public offering that holds the proceeds of the initial public offering and is maintained by Continental, acting as trustee;

•

“units” are to the units of Leo, each unit representing one Class A ordinary share and one-fifth of one warrant to acquire one Class A ordinary share, that were offered and sold by Leo in its initial public offering and in its concurrent private placement;

•	“Warrant Agreement” refers to the warrant agreement dated March 2, 2021, by and between Leo and Continental Stock Transfer & Trust Company, as warrant agent;

•	“Warrant Amendment” refers to the proposed amendment to the Warrant Agreement in the form attached hereto as Annex L;

•	“Warrant Amendment Proposal” means the proposal to be considered at the Warrant Holders Meeting to approve and consent to amend the Warrant Agreement;

•

“Warrant Holders Adjournment Proposal” means the proposal to be considered at the Warrant Holders Meeting to adjourn the Warrant Holders Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Leo that more time is necessary or appropriate to approve the Warrant Amendment Proposal; and

•

“Warrant Holders Meeting” means the special meeting of the Leo public warrant holders, to be held following the extraordinary general meeting at 9:30 am, Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

•	“Warrant Holders Proposals” means the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal.

v

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF LEO

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Leo’s shareholders. We urge shareholders to read this joint proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at 9:00 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50 Floor, New York, New York 10022 or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

Leo shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Merger Agreement, among other things, in connection with the Domestication, on the Closing Date prior to the Effective Time, based on the Transaction Value, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Each Local Bounti equityholder entitled to receive a portion of the earnout shares will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control. See “Business Combination Proposal.”

A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and you are encouraged to read the Merger Agreement in its entirety.

The approval of each of the Business Combination Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal, the NYSE Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, and each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal. The Governing Documents Proposals are voted upon on a non-binding advisory basis only.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Leo will convert automatically by operation of law, on a one-for-one basis, into shares of New Local Bounti Common Stock; (ii) each issued and outstanding warrant to purchase Class A ordinary shares of Leo will automatically represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share of New Local Bounti Common Stock on the terms and conditions set forth in the warrant agreement; and (iii) each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant to acquire one share of New Local Bounti Common Stock. The Proposed Governing Documents will be appropriately adjusted to give effect to any amendments contemplated by the Proposed Governing Documents that are not adopted and approved by the Leo shareholders. In connection with clause (i) and (ii), each issued and outstanding unit of Leo that has not previous been previously separated into the underlying Class A ordinary shares of Leo and underlying Leo warrants prior to the Domestication will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant representing the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Leo warrant agreement. See “Domestication Proposal.”

The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of Leo?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/PROSPECTUS.

Q:	What proposals are shareholders of Leo being asked to vote upon?

A:	At the extraordinary general meeting, Leo is asking holders of its ordinary shares to consider and vote upon separate proposals, as follows:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement, including the Merger, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

•	a proposal to approve by special resolution the Proposed Certificate of Incorporation;

•

a proposal to approve, on a non-binding advisory basis, each of the Governing Documents Proposals and thereby (i) authorize change to authorized capital stock, (ii) authorize the Leo Board to make issuances of preferred stock, (iii) adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, and (iv) approve other changes to be made in connection with the adoption of the Proposed Governing Documents. A copy of the Proposed Certificate of Incorporation and Proposed Bylaws is attached to this joint proxy statement/prospectus as Annex C and D, respectively;

•

to authorize by way of ordinary resolution the change in the authorized capital stock of Leo from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 400,000,000 shares of common stock, par value $0.0001 per share, of New Local Bounti and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share, of New Local Bounti;

•

to authorize the New Local Bounti Board to issue any or all shares of New Local Bounti Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Local Bounti Board and as may be permitted by the DGCL;

•	to authorize the removal of the ability of New Local Bounti stockholders to take action by written consent in lieu of a meeting; and

•

to amend and restate the Existing Governing Documents and authorize all other changes necessary or, as mutually agreed in good faith by Leo and Local Bounti, desirable in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication;

•

a proposal to approve by ordinary resolution shares of New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing in compliance with the NYSE listing requirements;

•	a proposal to approve and adopt by ordinary resolution the Equity Incentive Plan;

•	a proposal to approve and adopt by ordinary resolution the ESPP;

•	a proposal to approve and adopt by ordinary resolution the election of six (6) members of the board of directors of New Local Bounti following Closing; and

•

a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If our shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated.

For more information, please see “Business Combination Proposal,” “Domestication Proposal,” “Charter Proposal,” “Governing Documents Proposals,” “The NYSE Proposal,” “Incentive Award Plan Proposal,” “Employee Stock Purchase Plan Proposal,” “Director Election Proposal” and “Adjournment Proposal.”

Leo will hold the extraordinary general meeting to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Leo should read it carefully.

After careful consideration, the Leo Board has determined that the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Governing Documents Proposals, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal and the Adjournment Proposal are in the best interests of Leo and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Why is Leo proposing the Business Combination?

A:

Leo is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Leo intends to focus its search for a target business in the consumer sector and believes its management team is well suited to identify opportunities that have the potential to generate attractive risk-adjusted returns for its shareholders, although it may pursue a business combination opportunity in any business or industry.

Leo has focused its search on established companies with a leading competitive position, strong management team, collaborative and collegiate culture, robust financial profile and strong long-term potential for profitability.

Based on its due diligence investigations of Local Bounti and the industry in which it operates, including the financial and other information provided by Local Bounti in the course of negotiations, the Leo Board believes that Local Bounti meets the criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal—The Leo Board’s Reasons for the Business Combination.”

Although the Leo Board believes that the Business Combination with Local Bounti presents a unique business combination opportunity and is in the best interests of Leo and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal—The Leo Board’s Reasons for the Business Combination.” and “Risk Factors—Risks Related to Local Bounti’s Business and New Local Bounti Following the Business Combination.”

Q:	Did the Leo Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The Leo Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, Leo’s management, the members of the Leo Board and the other representatives of Leo have substantial experience in evaluating the operating and financial merits of companies similar to Local Bounti and reviewed certain financial information of Local Bounti and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of Leo’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Leo Board in valuing Local Bounti’s business and assuming the risk that the Leo Board may not have properly valued such business.

Q:	What will Local Bounti’s equityholders receive in return for the Business Combination with Leo?

A:

On the date of Closing, promptly following the consummation of the Domestication, Merger Sub 1 will merge with and into Local Bounti, with Local Bounti as the surviving company in the First Merger, followed immediately by the merger of the surviving company with and into Merger Sub 2, with Merger Sub 2 as the surviving company in the Second Merger and, after giving effect to such Merger, Local Bounti shall be a wholly-owned subsidiary of Leo. At the Effective Time, based on the Transaction Value, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

Q:	How will the combined company be managed following the business combination?

A:

Following the Closing, it is expected that the current management of Local Bounti will become the management of New Local Bounti, and the New Local Bounti Board will consist of up to six (6) directors, which will be divided into three classes (Class I, II and III) with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors. Pursuant to the Merger Agreement, the New Local Bounti Board will consist of (i) two (2) individuals designated by Leo, (ii) four (4) individuals designated by Local Bounti, and (iii) one (1) individual mutually agreed upon by Local Bounti and Leo, who will serve as an independent director. Please see the section entitled “Management of New Local Bounti Following the Business Combination” for further information.

Q:	What equity stake will current Leo shareholders and current equityholders of Local Bounti hold in New Local Bounti immediately after the consummation of the Business Combination?

A:

As of the date of this Joint proxy statement/prospectus, there are (i) 27,500,000 Class A ordinary shares outstanding underlying units issued in Leo’s initial public offering and (ii) 6,875,000 Class B ordinary shares outstanding held by Leo’s initial shareholders. As of the date of this joint proxy statement/prospectus, there are outstanding 5,333,333 private placement warrants held by Sponsor and 5,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Local Bounti Common Stock. Therefore, as of the date of this joint proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination), Leo’s fully-diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 45,208,333 ordinary shares.

The following table illustrates varying ownership levels in New Local Bounti Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 59,493,616 shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing, which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) 12,500,000 shares of New Local Bounti Common Stock are issued in the PIPE Financing; (iii) no public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing have been exercised; (iv) no vested and unvested Local Bounti RSUs that will be held by equity holders of Local Bounti immediately following the Closing have been exercised; (v) all Local Bounti Warrants will be exchanged for comparable warrants that are exercisable for shares of New Local Bounti Common Stock; and (vi) the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock and exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.

Pursuant to the Merger Agreement, the consideration to be received by the Local Bounti equityholders in connection with the Business Combination will be an aggregate number of shares of New Local Bounti Common Stock equal to (i) $650.0 million plus $6,000,006, which reflects the estimated aggregate exercise price of all outstanding and unexercised warrants of Local Bounti at the consummation of the Business

x

Combination if such warrants were exercised in full, minus the cash consideration and the debt repayment amount, divided by (ii) $10.00.

	Share Ownership in New Local Bounti
	No redemptions Percentage of Outstanding Shares	Maximum redemptions(1) Percentage of Outstanding Shares
Leo public shareholders	25.1%	—%
PIPE Investors	11.4%	15.2%
Sponsor and our initial shareholders(2)	6.3%	8.4%
Existing Local Bounti Stockholders(3)	57.2%	76.4%

(1)	Assumes that all of Leo’s outstanding public shares are redeemed in connection with the Business Combination.
(2)	Includes 6,875,000 shares held by the Initial Shareholders originally acquired prior to or in connection with Leo’s initial public offering.
(3)

Represents shares of common stock of Local Bounti that will be converted to shares of New Local Bounti Common Stock in connection with the Business Combination. Includes 2.9% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes).

For further details, see “Business Combination Proposal—Consideration to Local Bounti Equityholders in the Business Combination.”

Q:	Why is Leo proposing the Domestication?

A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the Delaware General Corporation Law (the “DGCL”) provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of Leo and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal and the Charter Proposal is a condition to closing the Business Combination under the Merger Agreement. The approval of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Domestication Proposal or the Charter Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of each of the Domestication Proposal and the Charter Proposal. However, the NYSE requires that for the Domestication Proposal or the Charter Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Domestication Proposal and the Charter Proposal.

Q:	What amendments will be made to the current constitutional documents of Leo?

A:

The consummation of the Business Combination is conditional, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Leo’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace Leo’s Existing Governing Documents, in each case, under Cayman Islands law with the Proposed Governing Documents, in each case, under the DGCL, which differ from the Existing Governing Documents in the following material respects:

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Governing Documents Proposal A)	The authorized capital stock under the Existing Governing Documents is 500,000,000 Class A ordinary shares of par value US$0.0001 per share, 50,000,000 Class B ordinary shares of par value US$0.0001 per share and 5,000,000 preference shares of par value US$0.0001 per share.	The Proposed Governing Documents authorize 400,000,000 shares of New Local Bounti Common Stock and 100,000,000 shares of New Local Bounti Preferred Stock.

	See paragraph 5 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Governing Documents Proposal B)	The Existing Governing Documents authorize the issuance of 5,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	The Proposed Governing Documents authorize the board of directors to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

	See paragraph 5 of the Memorandum of Association and Article 3 of the Articles of Association.	See Article IV subsection 1.2 of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Governing Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Article 1 of the Articles of Association.	See Article IV subsection 2.3 and Article VIII subsection 1 of the

	Existing Governing Documents	Proposed Governing Documents
Proposed Certificate of Incorporation.

Corporate Name (Governing Documents Proposal D)	The Existing Governing Documents provide the name of the company is “Leo Holdings III Corp”	The Proposed Governing Documents will provide that the name of the corporation will be “Local Bounti Corporation”

	See paragraph 1 of the Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Governing Documents Proposal D)	The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by March 2, 2023 (twenty-four months after the closing of Leo’s initial public offering), Leo will cease all operations except for the purposes of winding up and will redeem the shares issued in Leo’s initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to New Local Bounti’s ongoing existence; the default under the DGCL will make New Local Bounti’s existence perpetual.

	See Article 49 subsection 49.4 of the Articles of Association.	This is the default rule under the DGCL.

Exclusive Forum (Governing Documents Proposal D)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for litigation arising out of the Securities Act.

See Article IX of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Governing Documents Proposal D)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 49 of the Articles of Association.

Q:	How will the Domestication affect my ordinary shares, warrants and units?

A:

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Leo will convert automatically by operation of law, on a one-for-one basis, into shares of New Local Bounti Common Stock; (ii) each issued and outstanding warrant to purchase Class A ordinary shares of Leo will automatically represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share of New Local Bounti Common Stock on the terms and conditions set forth in the warrant agreement; and (iii) each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant to acquire one share of New Local Bounti Common Stock. See “Domestication Proposal.”

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on the Transaction Value, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:

As discussed more fully under the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders” below, the Domestication will qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. U.S. Holders (as defined in such section) of Leo public shares will be subject to Section 367(b) of the Code and, as a result:

•

a U.S. Holder of Leo public shares whose Leo public shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares, will generally not recognize any gain or loss and will generally not be required to include any part of Leo’s earnings in income pursuant to the Domestication;

•

a U.S. Holder of Leo public shares whose Leo public shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares will generally recognize gain (but not loss) on the exchange of Leo public shares for shares in New Local Bounti (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, any such U.S. Holder may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to such holder’s Leo public shares, provided certain other requirements are satisfied. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder of Leo public shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Leo public shares entitled to vote or 10% or more of the total value of all classes of Leo public shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Leo public shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even though the Domestication will qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Leo public shares or public warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Leo public shares or public warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging public warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Leo public shares or public warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Leo is a blank check company with no current active business, subject to the potential application of the start-up exception discussed below, we believe that Leo may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of Leo public shares or public warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. holder has made certain tax elections with respect to such U.S. Holder’s public shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s public warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Leo. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — PFIC Considerations.”

In the event that the Domestication is completed on or before December 31, 2021, it is possible that Leo may be eligible for the “start-up exception.” If the start-up exception applies, Leo will not have been a PFIC for its first taxable year that ends as a result of the Domestication. For more information on the start-up exception, see the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — PFIC Considerations.”

For a description of the tax consequences for shareholders exercising redemption rights in connection with the Business Combination, see the sections entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” and “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights.”

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s New Local Bounti Common Stock after the Domestication.

As more fully described in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders,” because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the uncertainty regarding the application of certain provisions of the PFIC rules, counsel is unable to opine on the application of the these rules to a U.S. Holder on the receipt of New Local Bounti Common Stock in exchange for Leo public shares and New Local Bounti Warrants in exchange for Leo public warrants in the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication under their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to public warrants, see “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders.”

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this joint proxy statement/prospectus. Public shareholders (other than those who have agreed not to do so by executing a Transaction Support Agreement) may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have agreed to waive their redemption rights with respect to all of their ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:

In connection with the proposed Business Combination, pursuant to the Existing Governing Documents, Leo’s public shareholders (other than those who have agreed not to do so by executing a Transaction Support Agreement) may request that Leo redeem all or a portion of such public shares for cash if the Business Combination is consummated. If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Leo’s transfer agent, in which you (i) request that we redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, our transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on November 12, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, Leo’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, our transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, we will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption takes place following the Domestication and, accordingly, it is shares of New Local Bounti Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, our transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. You are requested to cause your public shares to be separated and delivered to Continental, our transfer agent, by 5:00 p.m., Eastern Time, November 12, 2021 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

We expect that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) that exercises its redemption rights to receive cash from the trust account in exchange for its shares of New Local Bounti Common Stock will generally be treated as selling such shares of New Local Bounti Common Stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares of New Local Bounti Common Stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption by any public shareholder, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “U.S. Federal Income Tax Considerations—U.S. Holders.” All holders of our public shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of our initial public offering, an amount equal to $275,000,000 ($10.00 per unit) of the net proceeds from our initial public offering and the sale of the private placement warrants was placed in the trust account. As of June 30, 2021, funds in the trust account totaled approximately $275 million and were held in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the Closing) or (ii) the redemption of all of the public shares if we are unable to complete a business combination by March 2, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

If our initial business combination is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of New Local Bounti, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Our public shareholders are not required to vote “AGAINST” the Business Combination in order to exercise their redemption rights, although redemption is only available if the Business Combination is consummated.

Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders. In no event will Leo redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Additionally, as a result of redemptions, the trading market for the New Local Bounti Common Stock may be less liquid than the market for the public shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for the NYSE or another national securities exchange.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Merger Agreement having expired or been terminated; (iii) Leo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions; (iv) the Aggregate Transaction Proceeds Condition; (v) the approval by the NYSE of our initial listing application in connection with the Business Combination; (vi) the consent of the holders of a majority of voting common stock of Local Bounti and the conversion of all Local Bounti equity interests other than Convertible Debt, and (vii) the consummation of the Domestication. For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in the second half of 2021. This date depends, among other things, on the approval of the proposals to be put to Leo shareholders at the extraordinary general meeting. However, such extraordinary general meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the extraordinary general meeting and we elect to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying joint proxy statement/prospectus is provided to Leo shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient Leo ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from Leo shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if Leo shareholders redeem an amount of public shares such that the Aggregate Transaction Proceeds Condition would not be satisfied. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q:	What happens if the Business Combination is not consummated?

A:

Leo will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If Leo is not able to consummate the Business Combination with Local Bounti nor able to complete another business combination by March 2, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws.

Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:	Neither our shareholders nor our warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:	What do I need to do now?

A:

We urge you to read this joint proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder and/or warrant holder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed extraordinary general meeting proxy card.

Q:	How do I vote?

A:

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, and were a holder of record of ordinary shares on October 15, 2021, the record date for the extraordinary general meeting, you may vote with respect to the proposals in person or virtually at the extraordinary general meeting, or by completing, signing, dating and returning the enclosed extraordinary general meeting proxy card in the postage-paid envelope provided. For the avoidance of doubt, the record date does not apply to Leo shareholders that hold their shares in registered form and are registered as shareholders in Leo’s register of members. All holders of shares in registered form on the day of the extraordinary general meeting are entitled to vote at the extraordinary general meeting.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this joint proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the extraordinary general meeting. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will be held at 9:00 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50 Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. Only shareholders who held ordinary shares of Leo at the close of business on the record date will be entitled to vote at the extraordinary general meeting.

Q:	What impact will the COVID-19 Pandemic have on the Business Combination?

A:

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on the business of Leo and Local Bounti, and there is no guarantee that efforts by Leo and Local Bounti to address the adverse impacts of the coronavirus will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others. If Leo or Local Bounti are unable to recover from a business disruption on a timely basis, the Business Combination and New Local Bounti’s business, financial condition and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus outbreak and become more costly. Each of Leo and Local Bounti may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect its financial condition and results of operations.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

We have fixed October 15, 2021 as the record date for the extraordinary general meeting. If you were a shareholder of Leo at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?

A:

Leo shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 34,375,000 ordinary shares issued and outstanding, of which 27,500,000 were issued and outstanding public shares.

Q:	What constitutes a quorum?

A:

A quorum of Leo shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 17,187,501 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?

A:	The following votes are required for each proposal at the extraordinary general meeting:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(iii)

Charter Proposal: The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(iii)	Governing Documents Proposals: Each of the Governing Documents Proposals will be voted upon on a non-binding advisory basis only.

(iv)

The NYSE Proposal: The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(v)

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vi)

Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the election of directors to the Leo Board. Therefore, only holders of Class B ordinary shares will vote on the election of directors at the extraordinary general meeting.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

As of the record date, Leo had 34,375,000 ordinary shares issued and outstanding. Leo shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date.

Assuming all holders that are entitled to vote on such matter vote all of their ordinary shares in person or by proxy, 17,187,501 shares, will need to be voted in favor of each of the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal and the Adjournment Proposal in order to approve each of the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal and the Adjournment Proposal. Additionally, as noted above, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal.

Assuming all holders that are entitled to vote on such matter vote all of their ordinary shares in person or by proxy, 22,916,667 shares, will need to be voted in favor of the Domestication Proposal and the Charter Proposal in order to approve the Domestication Proposal and the Charter Proposal.

Q:	Why is Leo proposing the Governing Documents Proposals?

A:

Leo is requesting that its shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Certificate of Incorporation that materially affect shareholder rights. This separate vote is not required by Cayman Islands law separate and apart from the Charter Proposal, but pursuant to SEC guidance, Leo is required to submit these provisions to its shareholders separately for approval. However, the shareholder vote regarding this proposal is an advisory vote, and is not binding on Leo and the Leo Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Governing Documents Proposals (separate and apart from approval of the Charter Proposal). Please see the section entitled “Governing Documents Proposals” for additional information.

Q:	What are the recommendations of the Leo Board?

A:

The Leo Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Leo and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How do Sponsor and the other initial shareholders intend to vote their shares?

A:

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our initial shareholders have agreed to vote all their shares in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, our initial shareholders own approximately 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal (under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal) and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold.

Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my Leo ordinary shares before the extraordinary general meeting?

A:

The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q:	May I change my vote after I have mailed my signed extraordinary general meeting proxy card?

A:

Yes. Shareholders may send a later-dated, signed extraordinary general meeting proxy card to our general counsel at our address set forth below so that it is received by our general counsel prior to the vote at the extraordinary general meeting (which is scheduled to take place on November 16, 2021) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to our general counsel, which must be received by our general counsel prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?

A:

If you fail to vote with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Local Bounti. If you fail to vote with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Leo. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple extraordinary general meeting proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one extraordinary general meeting proxy card. Please complete, sign, date and return each extraordinary general meeting proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:

Leo will pay the cost of soliciting proxies for the extraordinary general meeting. Leo has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. Leo has agreed to pay Morrow a fee of $32,500.00, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Leo will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Class A ordinary shares and in obtaining voting instructions from those owners. Leo’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:

The preliminary voting results will be announced at the extraordinary general meeting. Leo will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?

A:

If you have questions about the Business Combination or if you need additional copies of the joint proxy statement/prospectus or the enclosed extraordinary general meeting proxy card you should contact:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokers, please call: (203) 658-9400

E-mail: LIII.info@investor.morrowsodali.com

You also may obtain additional information about Leo from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, Leo’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on November 12, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS FOR PUBLIC WARRANT HOLDERS OF LEO

The questions and answers below highlight only selected information from this joint proxy statement/prospectus and only briefly address some commonly asked questions about the Warrant Holders Meeting and the proposed amendment to the warrants. The following questions and answers do not include all the information that is important to Leo public warrant holders. Leo public warrant holders are encouraged to read carefully this entire joint proxy statement/prospectus, including the Annexes and the other documents referred to herein.

Q:	What is being voted on at the Warrant Holders Meeting?

A:	At the Warrant Holders Meeting, the holders of Leo public warrants are being asked to vote on the following Warrant Holders Proposals:

•

a proposal to amend and restate the Warrant Agreement to implement certain changes that are intended to result in the warrants of Leo being accounted for as equity within the balance sheet of New Local Bounti, instead of as a liability measured at fair value with non-cash fair value adjustments recorded in earning at each reporting period; and

•

a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by Leo that more time is necessary or appropriate to approve the Warrant Amendment Proposal.

Leo will hold the Warrant Holders Meeting to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the proposals to be tabled at the Warrant Holders Meeting. Holders of Leo public warrants are urged to read carefully this entire joint proxy statement/prospectus, including Annex L hereto.

Q:	What is the purpose of the Warrant Amendment for which approval is being sought?

A:

Approval is being sought from public warrant holders as of the record date in order to amend the Warrant Agreement to implement certain changes that are intended to result in the warrants of Leo being accounted for as equity within the balance sheet of New Local Bounti, instead of as a liability measured at fair value with non-cash fair value adjustments recorded in earnings at each reporting period. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holders Proposal No. 1 - The Warrant Amendment Proposal” of this joint proxy statement/prospectus and a complete copy of the Warrant Amendment is included as Annex L to this joint proxy statement/prospectus.

On April 12, 2021, the staff at the Securities and Exchange Commission (the “SEC staff”) issued a statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Statement”). In the SEC Statement, the SEC staff noted that certain provisions in the typical SPAC warrant agreement may require that the warrants be classified as a liability measured at fair value, with changes in fair value reported each period in earnings, as compared to the historical treatment of the warrants as equity, which has been the practice of most SPACs, including Leo. Leo had previously classified its private placement warrants and public warrants as equity.

After considering the SEC Statement, Leo concluded that there were misstatements in the March 2, 2021 audited closing balance sheet Leo filed with the SEC on Form 8-K on March 9, 2021. Based on the guidance in Accounting Standards Codification (“ASC”) 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” Leo concluded that provisions in the warrant agreement preclude the warrants from being accounted for as components of equity. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants should have been recorded as derivative liabilities on the balance sheet and measured at fair value at inception and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the statement of operations in the period of change. Further, ASC 815 requires that upfront costs and fees related to items for which the fair value option is elected (Leo’s warrant liabilities) should have been recognized as expense as incurred.

Leo has corrected the accounting for the warrants in its Quarterly Report on Form 10-Q: The effect of the revision on specific line items in Leo’s March 2, 2021 audited closing date balance sheet can be found in Note 10 of the Notes to unaudited condensed financial statements included elsewhere in this joint proxy statement/prospectus.

Leo is asking the Warrant Holders to amend the warrants such that warrants will be classified as equity instruments following the completion of the Business Combination in order to reduce the accounting complexity associate with quarterly valuations for the derivative liability of the warrants and thereby reducing the associated cost and resources necessary for such accounting treatment.

Q:	When and where will the Warrant Holders Meeting be held?

A.

The Warrant Holders Meeting will be held following the extraordinary general meeting at 9:30 am, Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Only Leo warrant holders at the close of business on October 15, 2021 will be entitled to vote at the Warrant Holders Meeting and at any adjournments and postponements thereof.

Q:	Who is entitled to vote at the Warrant Holders Meeting?

A.

Leo has fixed October 15, 2021 as the record date for the Warrant Holders Meeting. If you were a Leo public warrant holder at the close of business on the record date, you are entitled to vote on matters that come before the Warrant Holders Meeting. However, a Leo public warrant holder may only vote his, her or its warrants if he, she or it is present in person or is represented by proxy at the Warrant Holders Meeting.

Q:	How do I vote?

A.	If you are a record owner of warrants, there are two ways to vote your warrants at the Warrant Holders Meeting:

You can vote by signing and returning the enclosed Warrant Holders Meeting proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the Warrant Holders Meeting proxy card, will vote your public warrants as you instruct on the Warrant Holders Meeting proxy card. If you sign and return the Warrant Holders Meeting proxy card but do not give instructions on how to vote your Leo public warrants, your Leo public warrants will be voted as recommended by the Leo Board “FOR” the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Warrant Holders Meeting will not be counted.

You can attend the Warrant Holders Meeting and vote in person. When you arrive, you will receive a ballot that you may use to cast your vote.

If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the warrants you beneficially own are properly counted. If you wish to attend the Warrant Holders Meeting and vote in person and your warrants are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Leo can be sure that the broker, bank or nominee has not already voted your warrants.

Q:	How many votes do I have?

A:

Holders of Leo public warrants are entitled to one vote at the Warrant Holders Meeting for each Leo public warrant held of record as of the record date. As of the date of this joint proxy statement/prospectus there are 5,500,000 Leo public warrants issued and outstanding.

Q:	What constitutes a quorum?

A:

A quorum of Leo public warrant holders is necessary to hold a valid meeting. A quorum will be present at the Warrant Holders Meeting if a majority of the warrants outstanding and entitled to vote at the Warrant

Holders Meeting are represented in person or by proxy. As of the record date for the Warrant Holders Meeting, 2,750,001 Leo public warrants would be required to achieve a quorum.

Q:	What if I do not vote my Leo public warrants or if I abstain from voting?

A.

The approval of the Warrant Amendment Proposal requires the affirmative vote by the holders of at least 50% of the outstanding Leo public warrants. The Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote by the holders of a majority of the outstanding Leo public warrants that are present and entitled to vote at the Warrant Holders Meeting. At the Warrant Holders Meeting, Leo will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will not count as a vote cast at the Warrant Holders Meeting, and will have (i) the same effect as a vote against the Warrant Amendment Proposal and (ii) no effect on the Warrant Holder Adjournment Proposal, if presented.

Q:	What do I do if I want to vote against the warrant amendments?

A:

If you are a Leo public warrant holder at the close of business on the record date and you wish to vote against the Warrant Amendment Proposal, you should sign and return your Warrant Holders Meeting proxy card indicating a vote “AGAINST.” Alternatively, you may vote in person at the Warrant Holders Meeting. If you are a Leo public warrant holder at the close of business on the record date and you do not sign and return your Warrant Holders Meeting proxy card to your broker or vote in person at the Warrant Holders Meeting, that will have the same effect as a vote against the Warrant Amendment Proposal.

Q:	What will happen to the warrants if the Warrant Amendment Proposal is not approved?

A:

If the Warrant Amendment Proposal is not approved, the warrants will continue to be classified as liabilities on the financial statements of New Local Bounti following the completion of the Business Combination, which will (a) increase the administrative costs of New Local Bounti and (b) cause non-cash non-operating expenses to be reflected higher than if the warrants were accounted for as equity.

Q:	What are the recommendations of the Leo Board?

A:

After careful consideration, the Leo Board believes that the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (if presented) are in the best interest of Leo and the holders of Leo public warrants and unanimously recommends that its public warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, in each case, if presented to the Warrant Holders Meeting.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its public warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that public warrant holders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a holder of Leo public warrants. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	What changes will be made to the terms of the warrants if the Warrant Amendment becomes operative?

A:

We encourage you to review the substantive text of the proposed Warrant Amendment attached as Annex L to this joint proxy statement/prospectus. Please see the section entitled “The Warrant Amendment” for additional information.

Q:	What is the record date?

A:	The record date will be the close of business October 15, 2021. All Leo public warrant holders of record at the close of business on this date will be entitled to vote on the Warrant Amendment.

Q:	What vote is required to approve the Warrant Holder Proposals presented at the Warrant Holder Meeting?

A:

The approval of the Warrant Amendment Proposal requires the affirmative vote by the holders of at least 50% of the outstanding Leo public warrants. The approval of the Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote by the holders of a majority of the outstanding Leo public warrants that are present and entitled to vote at the Warrant Holders Meeting.

Q:	If the Warrant Amendment is approved, when will it become effective?

A:

The Warrant Amendment is expected to become effective promptly following the Warrant Holders Meeting, but is conditioned on the approval of Condition Precedent Proposals and the consummation of the Business Combination. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Leo public warrant holders have approved the Warrant Amendment Proposal.

Q:	In addition to receiving the necessary approval from Leo public warrant holders, what are the other conditions to the Warrant Amendment?

A:

The Warrant Amendment Proposal is conditioned on the approval of Condition Precedent Proposals and the consummation of the Business Combination. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Leo public warrant holders have approved the Warrant Amendment Proposal.

Q:	If I purchase Leo public warrants after the record date, am I entitled to vote on the Warrant Amendment?

A:

No. Only Leo public warrant holders on the record date will be eligible to vote on the Warrant Amendment. If you purchase Leo public warrants after this date, you will not be entitled to vote on the Warrant Amendment.

Q:	What happens if I sell my Leo public warrants prior to the record date for the Warrant Holders Meeting?

A:

The record date for the Warrant Holders Meeting is October 15, 2021. If you transfer your Leo public warrants after the record date, unless the transferee obtains from you a proxy to vote as to those warrants, you will retain your right to vote on Warrant Holders Proposals. If you transfer your Leo public warrants prior to the record date, you will have no right to participate in the Warrant Holders Meeting.

Q:	Who do I call if I have any questions about how to vote or any other questions relating to the Warrant Amendment Proposal or the Warrant Amendment?

A:	Questions concerning the terms of the Warrant Amendment Proposal should be directed to Leo’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokers, please call: (203) 658-9400

E-mail: LIII.info@investor.morrowsodali.com

You also may obtain additional information about Leo from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you have questions regarding the certification of your warrant position, please contact Leo’s warrant agent:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this joint proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this joint proxy statement/prospectus in the section entitled “Business Combination Proposal—The Merger Agreement.”

Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Business Summary to “we,” “us,” “our” and other similar terms refer to Local Bounti® prior to the Business Combination and to New Local Bounti and its consolidated subsidiaries after giving effect to the Business Combination.

Company Overview

Local Bounti was founded in August 2018 and is headquartered in Hamilton, Montana. Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. Local Bounti is a Controlled Environment Agriculture (“CEA”) company that utilizes patent pending Stack & Flow TechnologyTM, which is a hybrid of vertical farming and hydroponic greenhouse farming, to grow healthy food sustainably and affordably. Through Local Bounti’s CEA process, it is Local Bounti’s goal to produce its products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions in Local Bounti’s facilities help to ensure nutritional value and taste, and the products are non-GMO and pesticide and herbicide free. Local Bounti’s products use 90% less water and 90% less land than conventional agriculture to produce. Local Bounti’s first CEA facility in Hamilton, Montana commenced construction in 2019 and reached full commercial operation in the second half of 2020.

The Parties to the Business Combination

Leo

Leo is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Leo has neither engaged in any operations nor generated any revenue to date. Based on Leo’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On March 2, 2021, Leo consummated an initial public offering of 27,500,000 units at an offering price of $10.00 per unit, and a private placement with Sponsor of 5,333,333 private placement warrants at an offering price of $1.50 per warrant. Each unit sold in the initial public offering consists of one Class A ordinary share and one-fifth of one redeemable warrant. Each whole public warrant entitles the holder to purchase one public share at an exercise price of $11.50 per share, subject to adjustment. Each private placement warrant is exercisable for one Class A ordinary share at a price of $11.50 per share.

Following the closing of Leo’s initial public offering, an amount equal to $275,000,000 of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of June 30, 2021 funds in the trust account totaled approximately $275 million and were held in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Leo’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if Leo does not complete a business combination by March 2, 2023, or (iii) the redemption of all of the public shares if Leo is unable to complete a business combination by March 2, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

Leo’s units, public shares and public warrants are currently listed on the NYSE under the symbols “LIII.U,” “LIII” and “LIII WS,” respectively.

Leo’s principal executive office is located at Albany Financial Center, South Ocean Blvd Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas, and its telephone number is (310) 800-1000.

Local Bounti

Local Bounti is a Delaware corporation. Local Bounti’s principal executive office is located at 490 Foley Lane, Hamilton, MT 59840, and its telephone number is (406) 361-3711.

Merger Sub 1

Merger Sub 1 is a Delaware corporation and wholly-owned subsidiary of Leo formed for the purpose of effecting the Business Combination. Merger Sub 1 owns no material assets and does not operate any business.

Merger Sub 1’s principal executive office is located at Albany Financial Center, South Ocean Blvd Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas, and its telephone number is (310) 800-1000.

Merger Sub 2

Merger Sub 2 is a Delaware limited liability company and wholly-owned subsidiary of Leo formed for the purpose of effecting the Business Combination. Merger Sub 2 owns no material assets and does not operate any business.

Merger Sub 2’s principal executive office is located at Albany Financial Center, South Ocean Blvd Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas, and its telephone number is (310) 800-1000.

Proposals to be Put to the Shareholders of Leo at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of Leo and certain transactions contemplated by the Merger Agreement. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal is conditioned upon the approval of any other proposal. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

As discussed in this joint proxy statement/prospectus, Leo is asking its shareholders to approve by ordinary resolution the Merger Agreement, pursuant to which, among other things, on the date of Closing, promptly following the consummation of the Domestication, Merger Sub 1 will merge with and into Local Bounti, with Local Bounti as the surviving company in the First Merger, immediately followed by the merger of the surviving company with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger, and, after giving effect to the Merger, Local Bounti shall be a wholly-owned subsidiary of Leo. In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on the Transaction Value, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt.

Based on the foregoing, the post-closing ownership of the New Local Bounti is expected to be as follows (assuming no redemptions):

Combined Company Constituent Party	Combined Company Shares (1)	Voting%
PIPE Investors	12,500,000	11.4%
Local Bounti Common Stock (restricted and unrestricted)	59,493,616	54.3%
Local Bounti Convertible Note Holders	3,190,489	2.9%
Sponsor	6,875,000	6.3%
Public Shareholders (assuming no redemptions)	27,500,000	25.1%
Total	109,559,105	100.0%

(1)	Excludes 5,500,000 public warrants and excludes 5,333,333 private warrants. Subject to final adjustment as set forth in the Merger Agreement.

Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal—The Leo Board’s Reasons for the Business Combination,” the Leo Board concluded that the Business

Combination met all of the requirements disclosed in the prospectus for Leo’s initial public offering, including that the businesses of Local Bounti had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Merger Agreement. For more information about the transactions contemplated by the Merger Agreement, see “Business Combination Proposal.”

Consideration to Local Bounti Equityholders in the Business Combination

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on the Transaction Value, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earn out shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt.

Based on the foregoing, the post-closing ownership of the New Local Bounti is expected to be as follows (assuming no redemptions):

Combined Company Constituent Party	Combined Company Shares (1)	Voting%
PIPE Investors	12,500,000	11.4%
Local Bounti Common Stock (restricted and unrestricted)	59,493,616	54.3%
Local Bounti Convertible Note Holders	3,190,489	2.9%
Sponsor	6,875,000	6.3%
Public Shareholders (assuming no redemptions)	27,500,000	25.1%
Total	109,559,105	100.0%

(1)	Excludes 5,500,000 public warrants and excludes 5,333,333 private warrants. Subject to final adjustment as set forth in the Merger Agreement.

Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

For further details, see “Business Combination Proposal—Business Combination Consideration.”

Conditions to Closing of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Merger Agreement having expired or been terminated; (iii) Leo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions; (iv) the Aggregate Transaction Proceeds Condition; (v) the approval by the NYSE of our initial listing application in connection with the Business Combination; (vi) the consent of the holders of a majority of voting common stock of Local Bounti and the conversion of all Local Bounti equity interests other than convertible debt; and (vii) the consummation of the Domestication. For further details, see “Business Combination Proposal—Conditions to Closing of the Business Combination.” The consummation of the Business Combination is not conditioned upon the approval of the Warrant Amendment Proposal.

Domestication Proposal

As discussed in this joint proxy statement/prospectus, Leo will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the board of directors of Leo has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of Leo’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Leo is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon Domestication, New Local Bounti will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Governing Documents and the Proposed Governing Documents. The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.”

For further details, see “Domestication Proposal;” “Charter Proposal” and “Governing Documents Proposals.”

Charter Proposal

Leo will ask to approve the amendment and restatement of the Existing Governing Documents in their entirety by the Proposed Certificate of Incorporation, including authorization of the change in authorized share capital as indicated therein and the change of name of Leo to “Local Bounti Corporation.” We encourage shareholders to carefully consult the information set out below under the section entitled “Charter Proposal” of this joint proxy statement/prospectus and a complete copy of the Proposed Certificate of Incorporation is attached hereto as Annex C.

Governing Documents Proposals

Leo will ask its shareholders to approve, on a non-binding advisory basis, four separate proposals in connection with the replacement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Governing Documents, under the DGCL. The Leo Board has unanimously approved each of the Governing Documents Proposals and believes such proposals are necessary to adequately address the needs of

New Local Bounti after the Business Combination. A brief summary of each of the Governing Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Governing Documents.

•

Governing Documents Proposal A—to authorize by way of ordinary resolution the change in the authorized capital stock of Leo from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 400,000,000 shares of common stock, par value $0.0001 per share, of New Local Bounti and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share, of New Local Bounti.

•

Governing Documents Proposal B—to authorize the New Local Bounti Board to issue any or all shares of New Local Bounti Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Local Bounti Board and as may be permitted by the DGCL.

•	Governing Documents Proposal C—to authorize the removal of the ability of New Local Bounti stockholders to take action by written consent in lieu of a meeting.

•

Governing Documents Proposal D—to amend and restate the Existing Governing Documents and authorize all other changes necessary or, as mutually agreed in good faith by Leo and Local Bounti, desirable in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Leo Holdings III Corp” to “Local Bounti Corporation” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii) making New Local Bounti’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Leo Board believes is necessary to adequately address the needs of New Local Bounti after the Business Combination.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents, and we encourage shareholders to carefully consult the information set out in the section entitled “Governing Documents Proposals” and the full text of the Proposed Governing Documents of New Local Bounti, attached hereto as Annexes C and D.

The NYSE Proposal

Our shareholders are also being asked to approve, by ordinary resolution, the NYSE Proposal. Our units, public shares and public warrants are listed on NYSE and, as such, we are seeking shareholder approval for issuance of New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing pursuant to NYSE Listing Rule 312.03.

For additional information, see “The NYSE Proposal.”

Incentive Award Plan Proposal

Our shareholders are also being asked to approve, by ordinary resolution, the Incentive Award Plan Proposal. Pursuant to the Equity Incentive Plan, a number of shares of New Local Bounti Common Stock which will not exceed (i) 14% of the total number of issued and outstanding shares of New Local Bounti Common Stock outstanding as of the Closing, plus (ii) the number of shares of Local Bounti’s common stock subject to awards or issued under the 2020 Stock Plan (as defined below) that otherwise would have been returned to the 2020 Stock Plan on or after the 2021 Plan Effective Date (as defined below) on account of the expiration, cancellation, forfeiture or repurchase of awards granted thereunder. The Equity Incentive Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase annually by 4% of the outstanding number of shares of New Local Bounti Common Stock on the immediately preceding December 31, or such lesser amount as determined by the Board of New Local Bounti. For additional information, see “Incentive Award Plan Proposal.” The full text of the Incentive Award Plan is attached hereto as Annex J.

Employee Stock Purchase Plan Proposal

Our shareholders are also being asked to approve, by ordinary resolution, the Employee Stock Purchase Plan Proposal. A total of 1.5% of the shares of New Local Bounti Common Stock will be reserved for issuance under the ESPP. Based upon a price per share of $10.00, the maximum aggregate market value of the New Local Bounti Common Stock that could be potentially be issued under the ESPP at Closing is approximately $16,433,865. The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2022 through 2031, by 1% of the outstanding number of shares of New Local Bounti Common Stock on the immediately preceding December 31, or such lesser amount as determined by the New Local Bounti Board. For additional information, see “Employee Stock Purchase Plan Proposal.” The full text of the ESPP is attached hereto as Annex K.

Director Election Proposal

Our shareholders are also being asked to elect, by ordinary resolution, six directors to serve on the New Local Bounti Board of Directors. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the election of directors to the Leo Board. Therefore, only holders of Class B ordinary shares will vote on the election of directors at the extraordinary general meeting. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal. Following the Closing, it is expected that the current management of Local Bounti will become the management of New Local Bounti, and the New Local Bounti Board will consist of six directors divided into three (3) classes, designated Class I, II and III, with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors. Pursuant to the Merger Agreement, the New Local Bounti Board will consist of Pamela Brewster, Edward C. Forst, Craig M. Hurlbert, Travis Joyner, Mark J. Nelson and Matt Nordby. For additional information, see “Director Election Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Leo to consummate the Business Combination, the Leo Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates. For additional information, see “Adjournment Proposal.”

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal is conditioned upon the approval of any other proposal.

Proposals to be Put to the Holders of Leo Public Warrants at the Warrant Holders Meeting

The following is a summary of the proposals to be put to the Warrant Holders Meeting. The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals and the consummation of the Business Combination. The Warrant Holders Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Warrant Amendment Proposal

Leo is proposing that its holders of Leo public warrants approve a proposal to amend and restate the Warrant Agreement to implement certain changes that are intended to result in the Leo warrants being accounted for as equity within the balance sheet of New Local Bounti, instead of as a liability measured at fair value with non-cash fair value adjustments recorded in earnings at each reporting period. Assuming the holders of Leo public warrants vote in favor of the amended warrant terms, New Local Bounti anticipates that the amended warrants would meet the criteria for equity classification. A summary of the Warrant Amendment Proposal is set forth in the section entitled “Warrant Holders Proposal No. 1 - The Warrant Amendment Proposal” of this joint proxy statement/prospectus.

Warrant Holders Adjournment Proposal

The Warrant Holders Adjournment Proposal, if adopted, will allow the Leo Board to adjourn the Warrant Holders Meeting to a later date or dates, including, if necessary to permit further solicitation and vote of proxies if it is determined by Leo that more time is necessary or appropriate to approve the Warrant Amendment Proposal. A summary of the Warrant Holders Adjournment Proposal is set forth in the section entitled “Warrant Holder Proposal No. 2 - The Warrant Holders Adjournment Proposal” of this joint proxy statement/prospectus.

Leo Boards Reasons for the Business Combination

On June 15, 2021, the Leo Board (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of Leo and its shareholders, and (iii) recommended that Leo’s shareholders approve and adopt the Business Combination.

In evaluating the Business Combination and making these determinations and this recommendation, the Leo Board consulted with Leo’s management and considered a number of factors.

The Leo Board and management also considered the general criteria and guidelines that Leo believed would be important in evaluating prospective target businesses as described in the prospectus for Leo’s initial public offering. The Leo Board also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, Leo stated that it intended to focus on acquiring a company or companies that it believes:

(i)	are underperforming their potential but can demonstrate a clear microeconomic thesis for value creation;

(ii)	are at an inflection point, such as those requiring additional management expertise;

(iii)	have potential to improve the target’s growth prospects and help it realize opportunities to create shareholder value following the consummation of a business combination;

(iv)	have significant embedded and/or underexploited expansion opportunities, accomplishable through a combination of accelerating organic growth and finding attractive add-on acquisition targets;

(v)	exhibit unrecognized value or other characteristics that have been misevaluated by the marketplace based on our company-specific analysis and due diligence review; and

(vi)

will offer attractive risk-adjusted equity returns for our shareholders evaluated based on (a) the potential for organic growth in cash flows, (b) the ability to achieve cost savings, (c) the ability to accelerate growth, including through the opportunity for follow-on acquisitions, and (d) the prospects for creating value through other value creation initiatives.

In considering the Business Combination, the Leo Board determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

In particular, the Leo Board considered the following factors:

1.

Best-in-class Unit Economics. The Leo Board noted that Local Bounti has achieved high yield and low-cost operations, enabled by its unique hybrid facility configuration that addresses the operational challenges of conventional greenhouse and vertical farming.

2.

Superior Product vs. Traditional Agriculture. The Leo Board noted Local Bounti’s ability to provide locally grown, pesticide- and herbicide-free produce delivered at peak freshness with longer shelf life and security of year-round supply. Proximity of Local Bounti’s farms to end consumers also enables significant reduction in transportation logistics costs and associated environmental impact.

3.

Large Total Addressable Market. The Leo Board noted that, based on publicly available research on controlled environment agriculture, the Western US market opportunity is $10.6 billion, with total US market for vegetables and herbs estimated to reach $30 billion by 2025.

4.

Wide Product Offering Appealing to a Broad Customer Base. The Leo Board noted that Local Bounti offers a growing number of SKUs, and that its products are currently sold in more than 500 retail stores, including Albertsons, Associated Food Stores and URM-served retail banners such as Rosauers, Super 1 Foods and Yoke’s.

5.

Proven and Experienced Management Team. Following the Business Combination, Local Bounti’s current management team will remain in place. Led by Co-Chief Executive Officers Craig M. Hurlbert and Travis Joyner, The Leo Board noted that Local Bounti’s management team has a best-in-class track record at scaling early-stage companies, with Fortune 500 and public company experience as well.

6.

Strategic Plan with Multiple Levers of Growth. The Leo Board believes that Local Bounti’s strategic plan is attractive, with focus on organic growth, investments into key areas of its business and brand awareness, and by pursuing new growth opportunities domestically and internationally.

(i)

Organic Growth. Local Bounti plans to expand its geographic and market reach by building additional facilities in markets west of the Mississippi and the Pacific Northwest, where it has a first mover advantage. Local Bounti’s pre-engineered, modular facility construction enables rapid scaling of new facilities with low execution risk. Furthermore, Local Bounti intends to expand the number of SKUs it offers, with potential for expansion into 40+ SKUs.

(ii)

Investment. Local Bounti intends to grow all key areas of its business including sales, marketing, technology and genetics, enabling a sustainable competitive advantage, and continuously improving its unit economics and product offering. In addition, Local Bounti plans to invest in increasing its brand awareness to help it achieve strong retailer and customer loyalty.

(iii)

Pursue New Growth Domestically and Internationally. In addition to expanding domestically, Local Bounti plans to opportunistically evaluate an international expansion strategy, leveraging the opportunity to deliver its controlled environment agriculture expertise and technology to additional markets.

7.

Financial Condition. The Leo Board also considered factors such as Local Bounti’s historical financial results, outlook, financial plan and debt structure, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors.

8.

Terms of Transaction. The Leo Board reviewed and considered the terms of the Merger Agreement and the related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the agreement. See “ —The Merger Agreement” and “ —Related Agreements” for detailed discussions of the terms and conditions of these agreements.

9.

Results of Review of Transactions. The Leo management team evaluated several companies which the Leo management team thought could add value through its relationships and expertise. The Leo Board considered that it was not aware of any alternative transactions that would be reasonably likely to be more favorable to the Leo shareholders than the terms of the Business Combination. In particular, since Leo’s initial public offering, representatives of Leo had considered over 30 potential acquisition targets and entered into nondisclosure agreements with approximately 10 potential acquisition targets (other than Local Bounti) or their representatives. Despite these efforts, the Leo Board was not aware of any transaction available to Leo that it believed was more favorable than the Business Combination. In addition, the Leo Board considered that the terms of the Business Combination had been negotiated on an arm’s-length basis in light of each party’s judgment about its ability to negotiate different or better terms. Based on the negotiations, the Leo Board considered that it believed that the terms of the Merger Agreement and related agreements were the best terms to which Local Bounti were reasonably likely to agree. See “ —Background to the Business Combination” for more information on Leo’s consideration of other transactions and the negotiations of the terms of the Business Combination. The Leo Board also considered that Leo could decide not to consummate an initial business combination and return to its shareholders their pro rata portion of the trust account, however, the Leo Board determined that, in light of the other factors considered by the board noted in this section, the Business Combination was more beneficial to Leo’s shareholders than not consummating an initial business combination.

10.

Continued Ownership by Sellers. The Leo Board considered that Local Bounti’s equity holders would be receiving a majority of its consideration in equity in the combined company, which will be subject to certain restrictions. The Leo Board considered this as a sign of confidence in the combined company following the Business Combination and the benefits to be realized by each company as a result of the Business Combination.

11.

Results of Due Diligence. The Leo Board considered the scope of the due diligence investigation conducted by Leo’s management and outside advisors and evaluated the results thereof and information available to it related to Local Bounti, including:

(i)	multiple meetings and calls with the Local Bounti management team regarding its operations and projections and the proposed transaction;

(ii)

review of materials related to Local Bounti made available by Local Bounti, including material contracts, strategic plans, key metrics and performance indicators, benefit plans, insurance policies, litigation information, financial statements, risk mitigation materials and other legal diligence;

(iii)	review of financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports;

(iv)	review of commercial due diligence materials prepared by professional advisors, including a market and competitive assessment and a business plan assessment;

(v)	other financial, accounting, tax, legal, environmental, regulatory and real estate diligence; and

(vi)	discussions with industry experts.

The Leo Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

12.

Potential Inability to Complete the Business Combination. The Leo Board considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Leo if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. In particular, they considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the need for antitrust approval. In addition, the Leo Board considered the risk that the current public shareholders of Leo would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to the combined company following the consummation of the Business Combination and potentially requiring Local Bounti and the Sellers to waive certain conditions under the Merger Agreement in order for the Business Combination to be consummated. The Leo Board noted that the Merger Agreement includes a condition that, after giving effect to redemptions by holders of Leo Class A ordinary shares in connection with the Business Combination and the PIPE Investment, the combined company shall have net available cash equal to no less than $150,000,000. As of July 7, 2021, without giving effect to any future redemptions that may occur, the trust account has approximately $275,000,000. Further, the Leo Board considered the risk that current public shareholders would exercise their redemption rights is mitigated because Local Bounti will be acquired at an attractive aggregate purchase price.

13.

Local Bounti Business Risks. The Leo Board considered that Leo shareholders would be subject to the execution risks associated with the combined company if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Leo prior to the Closing. In this regard, the Leo Board considered that there were risks associated with successful implementation of the combined company’s long term business plan and strategy, the combined company realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The Leo Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Leo shareholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

Additionally, as part of its evaluation of the Business Combination, the Leo Board thoroughly reviewed the projections for the Combined Company, which included expansion to projected revenue of $462 million and 8 facilities by 2025. While the Leo Board recognized the inherent risks associated with achieving these projected results, the Leo Board gained comfort in these projections through a number of factors. First, Leo engaged a third-party industry consultant to evaluate Local Bounti’s current operations and plans for expansion. The consultant validated that Local Bounti has already achieved its projected unit economic performance in its operational facility. Additionally, the consultant validated that Local Bounti’s planned facility expansion is prudent and achievable based on its proposed business plan. Second, the Leo Board considered that Local Bounti’s access to additional capital, through both the proposed Business Combination with Leo and its planned entrance into a proposed credit facility from Cargill, would provide Local Bounti the resources necessary to perform in-line with projections. Third, the Leo Board evaluated Local Bounti’s management team and determined the team to be comprised of industrious, seasoned industry executives with extensive experience scaling early-stage companies. Craig M. Hurlbert, Local Bounti’s Co-CEO, has a track record of building successful businesses through his former roles, including as CEO and Chairman of TAS Energy. Local Bounti’s other Co-CEO, Travis Joyner, has a long career in private equity and management consulting. Local Bounti’s CFO, Kathleen Valiasek, has extensive experience as a public company CFO, most recently at Amyris. The Chief Innovation Officer, B. David Vosburg Jr., has extensive experience in agricultural technology through his previous roles as CFO of Crop One and CFO of Sensei Ag. Through these experiences, along with additional management experience at Plenty, Bushel Boy Farms, Earthbound Farms, Jacks Links, Zappos, Chobani, and other established brands, the Leo Board determined that Local Bounti’s management team was prudent in forming their business projections and is well-equipped to support the business following the proposed Business Combination.

14.

Limitations of Review. The Leo Board considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price Leo is paying to acquire Local Bounti is fair to Leo or its shareholders from a financial point of view. In addition, the senior management reviewed only certain materials in connection with its due diligence review of Local Bounti. Accordingly, the Leo Board considered that Leo may not have properly valued Local Bounti.

15.

No Survival of Remedies for Breach of Representations, Warranties or Covenants of Local Bounti. The Leo Board considered that the terms of the Merger Agreement provide that Leo will have no surviving remedies against the majority shareholders of Local Bounti after the Closing to recover for losses as a result of any inaccuracies or breaches of certain of Local Bounti’s and the Sellers’ fundamental representations, warranties or post-closing covenants set forth in the agreement. As a result, Leo shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Local Bounti prior to the Closing, whether determined before or after the Closing, without any ability to reduce the consideration to be paid in the Business Combination or recover for the amount of any damages. The Leo Board determined that this structure was appropriate and customary, in light of the fact that several transactions include similar terms and the owners of Local Bounti would continue to be equity holders in the combined company.

16.

Interests of Leo’s Directors and Executive Officers. The Leo Board considered the potential additional or different interests of Leo’s directors and executive officers, as described in the section entitled “ —Interests of Leo‘s Directors and Executive Officers in the Business Combination.” However, Leo’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Leo’s initial public offering and are included in this joint proxy statement/prospectus and (ii) these disparate interests would exist with respect to a business combination by Leo with any other target business(es).

Based on its review of the forgoing considerations, the Leo Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects Leo shareholders will receive as a result of the Business Combination.

The preceding discussion of the information and factors considered by the Leo Board is not intended to be exhaustive but includes the material factors considered by the Leo Board. In view of the complexity and wide variety of factors considered by the Leo Board in connection with its evaluation of the Business Combination, the Leo Board did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Leo Board may have given different weight to different factors. The Leo Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the Leo Board’s reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into in connection with the Merger Agreement. For additional information, see “Business Combination Proposal—Related Agreements.”

PIPE Financing

In connection with the foregoing and concurrently with the execution of the Merger Agreement, Leo entered into Subscription Agreements (the “Subscription Agreements”) with and certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Leo has agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 12,500,000 shares of New Local Bounti Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $125.0 million (the “PIPE Financing”). The shares of New Local Bounti Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Leo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Amended and Restated Registration Rights Agreement

At the Closing, Leo, Local Bounti, the initial shareholders and key stockholders of Local Bounti will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the initial shareholders and key stockholders of Local Bounti are granted customary shelf, demand and piggy-back registration rights and the initial shareholders and key stockholders of Local Bounti agree not to transfer certain securities through the date that is six months from the Closing Date, subject to certain exceptions. For additional information, see “Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, Leo, the Sponsor, the other initial shareholders and Local Bounti entered into the Sponsor Agreement (the “Sponsor Agreement”), pursuant to which the Sponsor and each of the other initial shareholders has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Leo or any other anti-dilution or similar protection with respect to the Class B ordinary shares in connection with the Merger Agreement, and (iii) be bound by certain other covenants and agreements related to the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—Sponsor Agreement.”

Ownership of New Local Bounti

As of the date of this joint proxy statement/prospectus, there are 27,500,000 ordinary shares issued and outstanding, which includes an aggregate of 6,875,000 Class B ordinary shares. As of the date of this joint proxy statement/prospectus, there is outstanding an aggregate of 10,833,333 warrants, comprised of 5,333,333 private placement warrants held by Sponsor and 5,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Local Bounti Common Stock. Therefore, as of the date of this joint proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination), Leo’s fully-diluted share capital would be 45,208,333 ordinary shares.

The following table illustrates varying ownership levels in New Local Bounti Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 59,493,616 shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing (excluding the holders of Local Bounti warrants that are exercised by the holders thereof at such holders’ option prior to completion of the Business Combination, and excluding holders of the Convertible Notes and the issuance of New Local Bounti Common Stock issuable upon conversion of the Convertible Notes), which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) 12,500,000 shares of New Local Bounti Common Stock are issued in the PIPE Financing pursuant to the Subscription Agreements; (iii) no public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing have been exercised; (iv) no vested and unvested options to purchase shares of New Local Bounti Common Stock that will be held by equityholders of Local Bounti immediately following the Closing have been exercised; (v) no Local Bounti Warrants (other than those that will settle and terminate pursuant to their terms prior to completion of the Business Combination) have been exchanged for comparable warrants that are exercisable for shares of New Local Bounti Common Stock and (vi) the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock and exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.

	Share Ownership in New Local Bounti
	No redemptions Percentage of Outstanding Shares	Maximum redemptions(1) Percentage of Outstanding Shares
Leo public shareholders	25.1%	—%
PIPE Investors	11.4%	15.2%
Sponsor and our initial shareholders(2)(3)	6.3%	8.4%
Existing Local Bounti Stockholders(4)	57.2%	76.4%

(1)	Assumes that all of Leo’s outstanding public shares are redeemed in connection with the Business Combination.
(2)

Includes 6,875,000 shares held by the initial shareholders originally acquired prior to or in connection with Leo’s initial public offering (including 20,000 shares held by each of Lori Bush, Mary E. Minnick and Mark Masinter, and 15,000 shares held by each of Scott Flanders, Imran Khan and Scott McNealy).

(3)	Excludes 1,100,000 shares of common stock to be purchased by certain officers and directors of Leo in connection with the PIPE Financing.
(4)

Represents shares of common stock of Local Bounti that will be converted to shares of New Local Bounti Common Stock in connection with the Business Combination. Includes 2.9% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes.

For further details, see “Business Combination Proposal—Consideration to Local Bounti Equityholders in the Business Combination.”

Date, Time and Place of Extraordinary General Meeting of Leo’s Shareholders

The extraordinary general meeting of Leo, will be held at 9:00 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50 Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

Date, Time and Place of Warrant Holders Meeting

The Warrant Holders Meeting will be held at 9:30 am, Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Voting Power; Record Date for the extraordinary general meeting

Leo shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on October 15, 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. As of the close of business on the record date, there were 34,375,000 ordinary shares issued and outstanding, of which 27,500,000 were issued and outstanding public shares.

Voting Power; Record Date for the Warrant Holders Meeting

Holders of Leo public warrants will be entitled to vote or direct votes to be cast at the Warrant Holders Meeting if they owned ordinary shares at the close of business on October 15, 2021, which is the “record date” for the Warrant Holders Meeting. Holder of Leo public warrants will have one vote for each Leo public warrant owned at the close of business on the record date. If your Leo public warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the Leo public warrants you beneficially own are properly counted. As of the close of business on the record date, there were 5,500,000 Leo public warrants issued and outstanding.

Quorum and Required Vote for Proposals for the extraordinary general Meeting

A quorum of Leo shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 17,187,501 ordinary shares would be required to achieve a quorum.

The initial shareholders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this joint proxy statement/prospectus, the initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

The proposals presented at the extraordinary general meeting require the following votes:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(iii)	Governing Documents Proposals: Each of the Governing Documents Proposals will be voted upon on a non-binding advisory basis only.

(iv)

The NYSE Proposal: The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(v)

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vi)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the election of directors to the Leo Board. Therefore, only holders of Class B ordinary shares will vote on the election of directors at the extraordinary general meeting. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal.

(vii)

Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Quorum and Required Vote for Proposals for the Warrant Holders Meeting

A quorum of holders of Leo public warrants is necessary to hold a valid meeting. A quorum will be present at the Warrant Holders Meeting if a majority of the warrants outstanding and entitled to vote at the Warrant Holders Meeting are represented in person or by proxy. As of the record date for the Warrant Holders Meeting, 2,750,001 Leo public warrants would be required to achieve a quorum.

The proposals presented at the Warrant Holders Meeting require the following votes:

(i)	Warrant Amendment Proposal: The approval of the Warrant Amendment Proposal requires the affirmative vote by the holders of at least 50% of the outstanding Leo public warrants.

(ii)

Warrant Holders Adjournment Proposal: The approval of the Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote by the holders of a majority of the outstanding Leo public warrants that are present and entitled to vote at the Warrant Holders Meeting.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of Leo that New Local Bounti redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Leo’s transfer agent, in which you (i) request that New Local Bounti redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, Leo’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on November 12, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Leo’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders (other than those who have agreed not to do so by executing a Transaction Support Agreement) may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Leo’s transfer agent, New Local Bounti will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately

$10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Local Bounti Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of Leo—Redemption Rights” in this joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this joint proxy statement/prospectus, the initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither Leo shareholders nor Leo warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Leo has engaged Morrow to assist in the solicitation of proxies.

If a shareholder and/or holder of Leo public warrants grants a proxy, it may still vote its shares and/or Leo public warrants, as applicable, in person if it revokes its proxy before the extraordinary general meeting and/or the Warrant Holders Meeting, as applicable. A shareholder and/or holder of Leo public warrants also may change its vote by submitting a later-dated proxy as described in the sections entitled “Extraordinary General Meeting of Leo—Revoking Your Proxy” and “Special Meeting of Leo Warrant Holders—Revoking Your Proxy.”

Interests of Leo Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Leo Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including Leo’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Leo shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 6,875,000 Class B ordinary shares currently owned by the initial shareholders and such securities will have a significantly higher value at the time of the Business Combination. Such shares had an estimated aggregate market value of $68,475,000 based upon the closing price of $9.96 per share on the NYSE on the record date;

•

the fact that the Sponsor paid an aggregate purchase price of $8,000,000 (or $1.50 per warrant) for its private placement of 5,333,333 private placement warrants to purchase Class A ordinary shares and such private placement warrants will expire worthless if an initial business combination is not consummated by Mach 2, 2023. A portion of the proceeds from such private placement were placed in the trust account. Such warrants had an estimated aggregate value of approximately $4,213,333 based on the closing price of $0.79 per public warrant on the NYSE on the record date;

•

the fact that the initial shareholders and Leo’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Leo fails to complete an initial business combination by March 2, 2023. In such event, the 6,875,000 founder shares held by our initial shareholders, which were acquired for an aggregate purchase price of $25,000 prior to Leo’s initial public offering, would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the initial shareholders;

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A ordinary shares in connection with the consummation of the Business Combination;

•

the fact that certain of Leo’s directors and officers have committed to purchase up to an aggregate of 1,100,000 shares of common stock ($11,000,000 in the aggregate) in connection with the PIPE Financing on the same terms as the other PIPE Investors;

•	the continued indemnification of Leo’s directors and officers and the continuation of Leo’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and Leo’s officers and directors will lose their entire investment in Leo and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations unless an initial business combination is consummated by March 2, 2023, although no such amounts require reimbursement as of the date of this joint proxy statement/prospectus;

•

the fact that if the trust account is liquidated, including in the event Leo is unable to complete an initial business combination by March 2, 2023, the Sponsor has agreed to indemnify Leo to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•

following the completion of the Business Combination, the Sponsor, Leo’s officers and directors and their respective affiliates will be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination (which will be the Business Combination should it occur), and repayment of any other loans, if any, and on such terms as to be determined by Leo from time to time, made by the Sponsor or certain of Leo’s officers and directors to finance transaction costs in connection with an intended initial business combination (which will be the Business Combination should it occur). If Leo fails to complete an initial business combination within the required period, the Sponsor and Leo’s officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement; and

•

pursuant to the Amended and Restated Registration Rights Agreement, the Sponsor and certain of Leo’s directors and officers will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Local Bounti common stock and New Local Bounti warrants held by such parties.

Except as otherwise described above, we do not believe that that there are any material Leo securities held by the Sponsor, our officers and directors, loans extended by (or fees due to) the Sponsor, our officers and directors, or out-of-pocket expenses for which the Sponsor, our officers and directors are awaiting reimbursement from Leo.

The initial shareholders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this joint proxy statement/prospectus, the initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal (under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal), and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Recommendation to Shareholders of Leo

The Leo Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Leo and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation to Holders of Leo public warrants

The Leo Board believes that the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (if applicable) to be presented at the Warrant Holders Meeting are in the best interest of Leo and the holders of Leo public warrants and unanimously recommends that the holders of Leo public warrants vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if presented to the Warrant Holders Meeting.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and the holders of Leo public warrants and what he or they may believe is best for himself or themselves in determining to recommend that the holders of Leo public warrants vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a holder of Leo public warrants shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of June 30, 2021, and (i) assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination and (ii) assuming that, 25,000,000 of Leo’s outstanding public shares are redeemed in connection with the Business Combination (representing the maximum amount of public shares that can be redeemed while still satisfying the Aggregate Transaction Proceeds Condition (“Maximum Redemptions”). The number of Class A ordinary shares redeemable assuming Maximum Redemptions assumes that the per share redemption price is $10.0; the actual per share redemption price will be equal to the pro rata portion of the trust account calculated as of two business days prior to the consummation of the Business Combination.

No Redemption (in millions)

Sources of Funds(1)		Uses(1)
Leo Cash Held in Trust(2)	$275	Cash Consideration to Balance Sheet	$362
PIPE Financing	125	Transaction Fees and Expenses(3)	38

Total Sources	$400	Total Uses	$400

Maximum Redemption (in millions)

Sources of Funds(1)		Uses(1)
Leo Cash Held in Trust(2)	$275	Cash Consideration to Balance Sheet	$112
PIPE Financing	125	Transaction Fees and Expenses(3)	38
		Shareholder Redemptions(4)	250

Total Sources	$400	Total Uses	$400

(1)

Totals might be affected by rounding. Cash Consideration to Balance Sheet includes the cash consideration amount, the transaction bonus amount and the debt payoff amount payable pursuant to the Merger Agreement.

(2)	As of June 30, 2021.
(3)	Represents the total estimated transaction fees and expenses incurred by Leo and Local Bounti as part of the Business Combination.
(4)	Assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Aggregate Transaction Proceeds Condition.

Material U.S. Federal Income Tax Consequences

As discussed more fully under the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders” below, the Domestication will qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. U.S. Holders (as defined in such section) of Leo public shares will be subject to Section 367(b) of the Code and, as a result:

•

a U.S. Holder of Leo public shares whose Leo public shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares, will generally not recognize any gain or loss and will generally not be required to include any part of Leo’s earnings in income pursuant to the Domestication;

•

a U.S. Holder of Leo public shares whose Leo public shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares will generally recognize gain (but not loss) on the exchange of Leo public shares for shares in New Local Bounti (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to such holder’s Leo public shares, provided certain other requirements are satisfied. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder of Leo public shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Leo public shares entitled to vote or 10% or more of the total value of all classes of Leo public shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Leo public shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even though the Domestication will qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Leo public shares or public warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Leo public shares or public warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging public warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Leo public shares or public warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Leo is a blank check company with no current active business, subject to the potential application of the start-up exception discussed below, we believe that Leo may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of Leo public shares or public warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. holder has made certain tax elections with respect to such U.S. Holder’s public shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s public warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Leo. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — PFIC Considerations.”

In the event that the Domestication is completed on or before December 31, 2021, it is possible that Leo may be eligible for the “start-up exception.” If the start-up exception applies, Leo will not have been a PFIC for its first taxable year that ends as a result of the Domestication. For more information on the start-up exception, see the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — PFIC Considerations.”

For a description of the tax consequences for shareholders exercising redemption rights in connection with the Business Combination, see the sections entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” and “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights.”

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s New Local Bounti Common Stock after the Domestication.

As more fully described in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders,” because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the uncertainty regarding the application of certain provisions of the PFIC rules, counsel is unable to opine on the application of the these rules to a U.S. Holder on the receipt of New Local Bounti Common Stock in exchange for Leo public shares and New Local Bounti Warrants in exchange for Leo public warrants in the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication under their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to public warrants, see “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Leo as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Local Bounti immediately following the Domestication will be the same as those of Leo immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America, or GAAP. Under this method of accounting, Leo has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Local Bounti Stockholders comprising a relative majority of the voting power of the Combined Company, Local Bounti’s operations prior to the acquisition comprising the only ongoing operations of New Local Bounti, and Local Bounti’s senior management comprising a majority of the senior management of New Local Bounti. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Local Bounti with the Business Combination being treated as the equivalent of Local Bounti issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical costs, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The Leo portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. Leo and Local Bounti filed the required forms under the HSR Act with the Antitrust Division and the FTC on April 5, 2021 and requested early termination of the waiting period under the HSR Act.

At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Local Bounti’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Leo cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Leo cannot assure you as to its result.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Local Bounti’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Leo cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Leo cannot assure you as to its result.

None of Leo and Local Bounti are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

Leo is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Leo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Leo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Leo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Leo’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

Summary of Risk Factors

Our business is subject to numerous risks. In evaluating the proposals set forth in this joint proxy statement/prospectus, you should carefully read this joint proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or the circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. Below is a summary of the principal factors that could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf.

Risks Related to Local Bounti’s Business and New Local Bounti Following the Business Combination

•

Local Bounti is an early stage company with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future. Local Bounti has only recently started to generate revenue and its ability to continue to generate revenue is uncertain given Local Bounti’s limited operating history. Local Bounti may never achieve or sustain profitability. Local Bounti’s business could be adversely affected if it fails to effectively manage its future growth.

•

Local Bounti will require additional financing to achieve its goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force Local Bounti to delay, limit, reduce or terminate its operations and future growth.

•	Local Bounti currently relies on a single facility for all its operations.

•	Local Bounti’s first facility has been in operation at commercial capacity for less than 12 months, which makes it difficult to forecast future results of operations.

•

Local Bounti’s operating results forecast rely in large part upon assumptions and analyses developed by Local Bounti. If these assumptions and analyses prove to be incorrect, Local Bounti’s actual operating results may suffer.

•

The build-out of new facilities will require significant expenditures for capital improvements and operating expenses and may be subject to delays in construction and unexpected costs due to governmental approvals and permitting requirements, reliance on third parties for construction, delays relating to material delivery and supply chains, and fluctuating material prices.

•

Local Bounti’s ability to decrease its cost of goods sold over time is dependent on its ability to scale its operations and Local Bounti may not be able to achieve such decreases due to factors outside of its control such as inflation or global supply chain interruptions.

•	Any damage to or problems with Local Bounti’s CEA facilities could severely impact Local Bounti’s operations and financial condition.

•

Local Bounti depends on employing a skilled local labor force, and failure to attract and retain qualified employees could negatively impact its business, results of operations and financial condition.

•	If Local Bounti fails to develop and maintain its brand, its business could suffer.

•

Local Bounti’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which it competes achieves the forecasted growth, Local Bounti’s business could fail to grow at similar rates, if at all.

•	The effects of COVID-19 and other potential future public health crises, epidemics, pandemics or similar events on Local Bounti’s business, operating results and cash flows are uncertain.

•	If Local Bounti cannot maintain its company culture or focus on its vision as it grows, Local Bounti’s business and competitive position may be harmed.

•	Local Bounti may be unable to successfully execute on its growth strategy.

•	Local Bounti’s operating costs to grow and sell its products may be higher than expected, which could impact its results and financial condition.

•	If Local Bounti’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

•	Local Bounti will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

•	Local Bounti’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the business combination or other ownership changes.

•	Local Bounti faces risks inherent in the CEA business, including the risks of diseases and pests.

•	Local Bounti may not be able to compete successfully in the highly competitive natural food market.

•

Local Bounti’s ability to generate and grow revenue is dependent on its ability to increase the yield in each of the anticipated product lines it intends to grow. If Local Bounti is unable to increase the yield in each or most of these product lines, Local Bounti’s projection may not be achieved on currently anticipated timelines or at all.

•	Local Bounti may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause Local Bounti to incur substantial costs.

•	The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with Local Bounti.

•	Local Bounti relies on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm its ability to effectively operate its business.

•

Local Bounti could be adversely affected by a change in consumer preferences, perception and spending habits in the food industry, and failure to develop and expand its product offerings or gain market acceptance of its products could have a negative effect on Local Bounti’s business.

•	Demand for lettuce, cilantro, basil and other greens and herbs is subject to seasonal fluctuations and may adversely impact Local Bounti’s results of operations in certain quarters.

•

Local Bounti has entered into agreements on September 3, 2021 for a term loan facility with Cargill Financial Services Inc. (“Cargill Financial”), one of its existing lenders and an investor in the PIPE Financing, for a $200 million term loan credit facility. The credit facility is secured by all of the Combined Company’s assets, including its intellectual property. Additionally, the definitive documentation states that if there is an occurrence of an uncured event of default, Cargill Financial will be able to foreclose on all Local Bounti assets, and securities in the Combined Company could be rendered worthless.

Risks Related to the Business Combination and Leo

•	Our Sponsor and our executive officers and directors have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

•

Subsequent to consummation of the Business Combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.

•

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Local Bounti, some of whom may be from Leo and Local Bounti, and some of whom may join New Local Bounti following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Local Bounti.

•	The ability of Leo’s shareholders to exercise redemption rights with respect to Leo’s Public Shares may prevent Leo from completing the Business Combination or optimizing its capital structure.

•

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Local Bounti Common Stock to drop significantly, even if New Local Bounti’s business is doing well.

•	The public stockholders will experience immediate dilution as a consequence of the issuance of New Local Bounti Common Stock as consideration in the Business Combination and in the PIPE Financing.

SELECTED HISTORICAL FINANCIAL INFORMATION OF LEO

Leo is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. The selected historical financial data as of January 18, 2021 and for the period from January 8, 2021 (inception) through January 18, 2021, are derived from Leo’s audited financial statements included elsewhere in this joint proxy statement/prospectus. The selected historical interim financial data as of June 30, 2021 and for the six months ended June 30, 2021 are derived from Leo’s unaudited interim financial statements included elsewhere in this joint proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Leo’s consolidated financial statements and related notes and “Leo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this joint proxy statement/prospectus. Leo’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Period from January 8, 2021 (inception) through January 18, 2021 (audited)	Period from January 8, 2021 (inception) through June 30, 2021 (unaudited)
Statement of Operations Data
Operating Costs	$10,484	$623,937

Loss from operations	(10,484)	(623,937)

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	5,750,000	27,500,000

Basic and diluted net income per share, Class A ordinary shares	$5,750,000	$0.00

Weighted average shares outstanding of Class B ordinary shares, basic and diluted	5,750,000	6,608,477

Basic and diluted net loss per share, Class B ordinary shares	$0.00	$(0.65)

	June 30, 2021 (unaudited)	January 18, 2021 (audited)
Condensed Balance Sheet Data (At Period End):
Total assets	$276,386,096	$49,516
Total liabilities	$22,325,494	$35,000
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 2,593,940 and 0 shares issued and outstanding (excluding 24,906,060 and 0 shares subject to possible redemption)	259	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,875,000 and 5,750,000 shares issued and outstanding	688	575
Total shareholders’ equity	$5,000,002	$14,516

SELECTED HISTORICAL FINANCIAL INFORMATION OF LOCAL BOUNTI

Local Bounti’s selected historical consolidated statements of operations and cash flows information for the years ended December 31, 2020 and 2019, and its selected historical consolidated balance sheet information as of December 31, 2020 and 2019 are derived from Local Bounti’s audited financial statements included elsewhere in this joint proxy statement/prospectus. Local Bounti’s selected historical statements of operations and cash flows information for the six months ended June 30, 2021 and 2020 and its selected historical balance sheet information as of June 30, 2021 are derived from Local Bounti’s unaudited interim financial statements included elsewhere in this joint proxy statement/prospectus.

The selected historical consolidated information in this section should be read in conjunction with each of Local Bounti’s financial statements and related notes and “Local Bounti’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this joint proxy statement/prospectus are not indicative of the future performance of Local Bounti following the Business Combination.

	For the six months ended June 30,		For the years ended December 31,
(in thousands, except per share information)	2021	2020	2020	2019
Statement of Operations Information:
Sales	$165	$—	$82	$—
Net loss	(16,988)	(3,095)	(8,409)	(3,406)
Net loss per share attributable to shareholders, basic and diluted	$(1.72)	$(0.31)	$(0.84)	$(0.35)

Statement of Cash Flows Information:
Net cash provided by (used in) operating activities	$(7,720)	$(2,238)	$(3,838)	$(1,119)
Net cash used in investing activities	(8,087)	(3,654)	(3,422)	(3,743)
Net cash provided by financing activities	38,906	4,630	5,168	6,999

	As of June 30, 2021	As of December 31,
(in thousands)		2020	2019
Balance Sheet Information:
Total assets	$43,525	$9,102	$5,888
Total liabilities	58,142	11,673	3,334
Total shareholders’ equity (deficit)	(14,617)	(2,571)	2,554

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma information”) gives effect to the Business Combination described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Leo will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of New Local Bounti issuing ordinary shares for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary pro forma balance sheet as of June 30, 2021 gives effect to the Business Combination as if it had occurred on June 30, 2021. The summary pro forma statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 gives effect to the Business Combination as if it had occurred on January 1, 2020.

The summary pro forma information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the post-combination business included elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the audited financial statements and related notes of Leo and Local Bounti for the applicable periods included elsewhere in this joint proxy statement/prospectus. The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what the post-combination business’ actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operating results of the post-combination business.

The summary pro forma information gives effect to the Business Combination and related transactions, and has been prepared assuming two redemption scenarios as follows:

•	Assuming No Redemptions — This presentation assumes that no public shareholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in Leo’s trust account.

•

Assuming Maximum Redemptions — This presentation assumes that public shareholders (who are not Leo Initial Shareholders or an officer or director of Leo) holding approximately 24,906,060 of public shares exercise their redemption rights and that such public shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the trust account not previously released to Leo (net of taxes payable), as of two business days prior to the consummation of the Business Combination) of the funds in Leo’s trust account for aggregate redemption proceeds of $249.1 million. Under the Merger Agreement, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets of Leo being more than $5.0 million and the aggregate cash proceeds available to New Local Bounti from the initial public offering (net of redemptions) and the PIPE Financing, prior to the payment of any transaction expenses (including deferred underwriting expenses from the initial public offering), be not less than $150.0 million. This scenario gives effect to the maximum number of redemptions that meet all of the conditions to permit consummation of the Business Combination.

	Combined Pro Forma
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information for the Six Months Ended June 30, 2021
Sales	$165	$165
Net loss	(18,247)	(18,247)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.17)	(0.21)
Weighted average ordinary shares outstanding, basic and diluted	110,515,489	85,609,429

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information for the Year Ended December 31, 2020
Sales	$82	$82
Net loss	(27,015)	(27,015)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.24)	(0.32)
Weighted average ordinary shares outstanding, basic and diluted	110,515,489	85,609,429

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information as of June 30, 2021
Total assets	$360,861	$121,300
Total liabilities	38,515	38,515
Total shareholders’ equity	322,346	82,785

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical comparative share information for Leo and Local Bounti and unaudited pro forma combined per share information of the post-combination business after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•	Assuming No Redemptions — This presentation assumes that no public shareholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in Leo’s trust account.

•

Assuming Maximum Redemptions — This presentation assumes that public shareholders (who are not Leo Initial Shareholders or an officer or director of Leo) holding approximately 24,906,060 of public shares exercise their redemption rights and that such public shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the trust account not previously released to Leo (net of taxes payable)), as of two business days prior to the consummation of the Business Combination) of the funds in Leo’s trust account for aggregate redemption proceeds of $249.1 million. Under the Merger Agreement, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets of Leo being more than $5.0 million and the aggregate cash proceeds available to New Local Bounti from the initial public offering (net of redemptions) and the PIPE Financing, prior to the payment of any transaction expenses (including deferred underwriting expenses from the initial public offering), be not less than $150.0 million. This scenario gives effect to the maximum number of redemptions that meet all of the conditions to permit consummation of the Business Combination.

The unaudited pro forma combined book value per share information reflects the Business Combination as if it had occurred on June 30, 2021. The weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination as if it had occurred on January 1, 2020.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this joint proxy statement/prospectus and the unaudited or audited, as applicable, financial statements of Leo and Local Bounti and related notes that are included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma combined per share information of Leo and Local Bounti is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor the earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Leo and Local Bounti would have been had the companies been combined during the periods presented.

			Pro Forma Combined		Local Bounti equivalent pro forma per share information (3)
	Leo (Historical)(1)	Local Bounti (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Six Months Ended June 30, 2021 (4)
Book value per share (2)	$0.15	$(1.48)	$3.27	$1.42	$0.66	$0.29
Net income (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.65)	$(1.72)	$(0.17)	$(0.21)	$(0.03)	$(0.04)

			Pro Forma Combined		Local Bounti equivalent pro forma per share information (3)
	Leo (Historical)(1)	Local Bounti (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Weighted average ordinary shares outstanding, basic and diluted	34,108,477	9,886,283	110,515,489	85,609,429	543,115,995	420,717,953
Basic and diluted net income per redeemable ordinary share	$—
Weighted average redeemable ordinary shares outstanding, basic and diluted	24,906,060
Basic and diluted net income per non-redeemable ordinary share	$(0.65)
Weighted average non-redeemable ordinary shares outstanding, basic and diluted	6,608,477
For the Year Ended December 31, 2020 (4)
Net loss per share attributable to ordinary shareholders, basic and diluted	$—	$(0.84)	$(0.24)	$(0.32)	$(0.05)	$(0.06)
Weighted average ordinary shares outstanding, basic and diluted	—	9,997,049	110,515,489	85,609,429	543,115,995	420,717,953
Basic and diluted net income per redeemable ordinary share	$—
Weighted average redeemable ordinary shares outstanding, basic and diluted	—
Basic and diluted net income per non-redeemable ordinary share	$—
Weighted average non-redeemable ordinary shares outstanding, basic and diluted	—

(1)	Leo was incorporated on January 8, 2021 and therefore did not have any operations or historical financial information for the year ended December 31, 2020

(2)	Book value per share = Total equity/shares outstanding.
(3)

The equivalent pro forma basic and diluted per share data for Local Bounti is calculated by multiplying the pro forma combined per share data by the Exchange Ratio, which is expected to be approximately 4.914388 New Local Bounti Ordinary Shares.

(4)	There were no cash dividends declared in the period presented.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this joint proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws, including within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should note that on April 8, 2021, the staff of the SEC issued a public statement entitled “SPACs, IPOs and Liability Risk under the Securities Act,” in which the SEC staff indicated that there is uncertainty as to the availability of the safe harbor in connection with a SPAC merger. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination. The information included in this joint proxy statement/prospectus in relation to Local Bounti has been provided by Local Bounti and its respective management, and forward-looking statements include statements relating to our and its respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this joint proxy statement/prospectus may include, for example, statements about:

•	our ability to complete the Business Combination with Local Bounti or, if we do not consummate such Business Combination, any other initial business combination;

•

satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the Hart-Scott-Rodino Act of 1976 (the “HSR Act”) relating to the Merger Agreement having expired or been terminated; (iii) Leo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions; (iv) the Aggregate Transaction Proceeds Condition; (v) the approval by the NYSE of our initial listing application in connection with the Business Combination; (vi) the consent of the voting common stockholders of Local Bounti and the conversion of Local Bounti and (vii) the consummation of the Domestication;

•	our ability to consummate the PIPE Financing or raise financing in the future;

•

the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein, that could give rise to the termination of the Merger Agreement;

•	the projected financial information, growth rate and market opportunity of New Local Bounti;

•	the amount of redemption requirements made by Public Shareholders;

•	the ability to obtain and/or maintain the listing of the New Local Bounti Common Stock and the warrants on the NYSE, and the potential liquidity and trading of such securities;

•	the risk that the proposed Business Combination disrupts current plans and operations of Local Bounti as a result of the announcement and consummation of the proposed Business Combination;

•

the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably and retain its key employees;

•	costs related to the proposed Business Combination;

•	changes in applicable laws or regulations;

•	the inability to develop and maintain effective internal controls;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Business Combination;

•	the period over which Local Bounti anticipates its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements;

•	the potential for Local Bounti’s business development efforts to maximize the potential value of its portfolio;

•	regulatory developments in the United States and foreign countries;

•	the impact of laws and regulations;

•	Local Bounti’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	Local Bounti’s financial performance;

•	Local Bounti’s ability to remediate the material weakness in its internal controls over financial reporting;

•	the effect of COVID-19 on the foregoing, including our ability to consummate the Business Combination due to the uncertainty resulting from the recent COVID-19 pandemic; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this joint proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us and/or Local Bounti. There can be no assurance that future developments affecting us and/or Local Bounti will be those that we and/or Local Bounti have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Local Bounti) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Neither we nor Local Bounti undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the extraordinary general meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this joint proxy statement/prospectus may adversely affect us.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this joint proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this joint proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Combined Company’s business, financial condition and results of operations. If any of the events described below occur, the Combined Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Combined Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Leo and Local Bounti.

Risks Related to Local Bounti’s Business and New Local Bounti Following the Business Combination

Throughout this section, unless otherwise indicated or the context otherwise requires, references in this section to “Local Bounti,” “we,” “us,” “our” and other similar terms refer to Local Bounti and its subsidiaries prior to the Business Combination and to the Combined Company and its consolidated subsidiaries after giving effect to the Business Combination.

Risks Related to Local Bounti’s Business

Local Bounti is an early stage company with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future. Local Bounti has only recently started to generate revenue and its ability to continue to generate revenue is uncertain given Local Bounti’s limited operating history. Local Bounti may never achieve or sustain profitability. Local Bounti’s business could be adversely affected if it fails to effectively manage its future growth.

Local Bounti has generated revenue of $82 thousand and $0, and incurred net losses of $8.4 million and $3.4 million for the years ended December 31, 2020 and 2019, respectively. Local Bounti has generated revenue of $165 thousand and $0, and incurred net losses of $17.0 million and $3.1 million for the six months ended June 30, 2021 and 2020, respectively. Local Bounti has only recently started to generate revenue and given that it has limited operating history, Local Bounti’s ability to continue to generate revenue is uncertain. Local Bounti believes it will continue to incur net losses for the foreseeable future as it continues its facility expansion and commercial sales of its products. Local Bounti expects to expend substantial resources as it:

•	operates its existing facilities;

•

completes the commissioning of the expanded portion of the Montana Facility (as defined below) and completes the construction of other facilities for which building has commenced or is expected to commence in the near term;

•	identifies and invests in future growth opportunities, including expansion into new markets, development of new facilities, introduction of new products, and commercialization of new crops;

•	invests in creating and protecting intellectual property; and

•	incurs additional general administration expenses, including increased finance, legal and accounting expenses, associated with being a public company and growing operations.

Supporting the growth of Local Bounti’s business will place significant demands on its management and operations teams and will require resources, financial and otherwise, which may not be available in a cost-effective manner. If Local Bounti does not effectively manage its growth strategy, execute on its business plan, respond to competitive pressures, take advantage of market opportunities, or satisfy customer requirements, there could be adverse effects on Local Bounti’s business, financial condition and results of operations.

These expenditures alternatively may not result in the growth of Local Bounti’s business, which could adversely affect Local Bounti’s financial condition and results of operations.

Local Bounti will require additional financing to achieve its goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force Local Bounti to delay, limit, reduce or terminate its operations and future growth.

The CEA business is extremely capital-intensive and Local Bounti expects to expend significant resources to complete the build-out of its facilities, scale its production capacity, and invest in its technology platform, capabilities, and new products. These expenditures are expected to include costs of constructing and commissioning new facilities, costs associated with growing plants for sale, such as electricity and packaging, working capital, costs of attracting and retaining a skilled local labor force, and costs associated with research and development in support of future commercial opportunities.

After giving effect to the Closing, Local Bounti expects that its existing cash and credit available under its loan agreements will be sufficient to fund its planned operating expenses, capital expenditure requirements and any debt service payments through at least the next 36 months. However, Local Bounti’s operating plan may change because of factors currently unknown, and Local Bounti may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect Local Bounti’s business. In addition, Local Bounti may seek additional capital due to favorable market conditions or strategic considerations even if it believes that it has sufficient funds for current or future operating plans. There can be no assurance that financing will be available to Local Bounti on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for Local Bounti to operate its business or implement its growth plans.

Local Bounti currently relies on a single facility for all its operations.

Local Bounti’s first CEA facility in Hamilton, Montana (the “Montana Facility”) commenced construction in 2019 and reached full commercial operation in the second half of 2020. Local Bounti purchased land for its second facility in Pasco, Washington in June 2021. The Pasco facility was initially planned as a 32-pond facility, but has been increased to a 40-pond facility to meet anticipated demand. The Pasco facility is scheduled to be completed and operational by the second quarter of 2022 and fully commissioned by the third quarter of 2022. However, for the immediate future, Local Bounti will rely solely on the operations at the Montana Facility. Adverse changes or developments affecting the Montana Facility could impair Local Bounti’s ability to produce its products. Any shutdown or period of reduced production at the Montana Facility, which may be caused by regulatory noncompliance or other issues, as well as other factors beyond Local Bounti’s control, such as severe weather conditions, natural disaster, fire, power interruption, work stoppage, disease outbreaks or pandemics (such as COVID-19), equipment failure or delay in supply delivery, would significantly disrupt Local Bounti’s ability to grow and deliver its produce in a timely manner, meet its contractual obligations and operate its business. Local Bounti’s greenhouse equipment is costly to replace or repair, and its equipment supply chains may be disrupted in connection with pandemics, such as COVID-19, trade wars or other factors. If any material amount of Local Bounti’s machinery were damaged, Local Bounti would be unable to predict when, if at all, it could replace or repair such machinery or find co-manufacturers with suitable alterative machinery, which could adversely affect Local Bounti’s business, financial condition and operating results.

Local Bounti’s first facility has been in operation at commercial capacity for less than 12 months, which makes it difficult to forecast future results of operations.

The Montana Facility began commercial operations in the second half of 2020, marking the beginning of Local Bounti’s first growing season. As a result, Local Bounti’s ability to accurately forecast future results of operations is limited and subject to a number of uncertainties, including its ability to plan for and model future growth. In future periods, revenue growth could slow or revenue could decline for a number of reasons, including slowing demand for Local Bounti’s products, increasing competition, a decrease in the growth of the overall market, or Local Bounti’s failure, for any reason, to take advantage of growth opportunities. If Local Bounti’s assumptions regarding these risks and uncertainties and future revenue growth are incorrect or change, or if Local Bounti does not address these risks successfully, its operating and financial results could differ materially from Local Bounti’s expectations, and its business could suffer.

Local Bounti’s operating results forecast relies in large part upon assumptions and analyses developed by Local Bounti’s management. If these assumptions and analyses prove to be incorrect, Local Bounti’s actual operating results may suffer.

Local Bounti’s operating results forecast appearing elsewhere in this joint proxy statement/prospectus reflects current estimates of future performance and assumptions developed by Local Bounti. Whether actual operating and financial results and business developments will be consistent with Local Bounti’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside Local Bounti’s control, including, but not limited to:

•	demand for Local Bounti’s products;

•	competition, including from established and future competitors;

•	Local Bounti’s ability to manage its growth;

•	ability to obtain necessary governmental approvals;

•	Local Bounti’s ability to satisfy the production demands associated with customer orders;

•	whether Local Bounti can manage relationships with key partners and suppliers;

•	Local Bounti’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;

•	the overall strength and stability of domestic and international economies;

•	regulatory, legislative, and political changes;

•	consumer spending habits

•	ability to produce target yields; and

•	Local Bounti’s ability to mitigate risk associated with plant pathogens.

Unfavorable changes in any of these or other factors, most of which are beyond Local Bounti’s control, could materially and adversely affect its business, results of operations and financial results.

The build-out of new facilities will require significant expenditures for capital improvements and operating expenses and may be subject to delays in construction and unexpected costs due to governmental approvals and permitting requirements, reliance on third parties for construction, delays relating to material delivery and supply chains, and fluctuating material prices.

Local Bounti’s build-out of new CEA facilities will be dependent on a number of key inputs and their related costs including materials such as steel and glass and other supplies, as well as electricity and other local utilities. Local Bounti intends to use substantial pre-engineered, pre-fabricated and standardized components when building our modular facilities. We have developed key partnerships with agricultural and equipment vendors for construction of future CEA facilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Local Bounti’s business, financial condition and operating results. Local Bounti plans to rely on local contractors for the building of its second CEA facility, which is scheduled to be completed and operational by the second quarter of 2022 and fully commissioned by the third quarter of 2022, and may rely on local contractors to build future CEA facilities. If Local Bounti or its contractors encounter unexpected costs, delays or other problems in building any CEA facility, Local Bounti’s financial position and ability to execute on its growth strategy could be negatively affected. Any inability to secure required materials and services to build out such facility, or to do so on appropriate terms, could have a materially adverse impact on Local Bounti’s business, financial condition and operating results. Local Bounti may also face unexpected delays in obtaining the required governmental permits and approvals in connection with the build-out of its planned facilities which could require significant time and financial resources and delay its ability to operate these facilities.

The costs to procure such materials and services to build new facilities may fluctuate widely based on the impact of numerous factors beyond Local Bounti’s control including, international, economic and political trends, foreign currency fluctuations, expectations of inflation, global or regional consumptive patterns, speculative activities and increased or improved production and distribution methods.

COVID-19 continues to impact worldwide economic activity, and the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, which are creating disruption in global supply chains such as closures or other restrictions on the conduct of business operations of manufacturers, suppliers and vendors. The recovery from COVID-19 also may have risks in that increased economic activity globally or regionally may result in high demand for, and constrained access to, materials and services required for Local Bounti to construct and commission new facilities, which may lead to increased costs or delays that could materially and adversely affect the Local Bounti’s business.

Global demand on shipping and transport services may cause Local Bounti to experience delays in the future, which could impact Local Bounti’s ability to obtain materials or build its facilities in a timely manner. These factors could otherwise disrupt Local Bounti’s operations and could negatively impact its business, financial condition and results of operations. Logistical problems, unexpected costs, and delays in facility construction, whether or not caused by the COVID-19 pandemic, which cannot be directly controlled by Local Bounti, can cause prolonged disruption to or increased costs of third-party transportation services used to ship materials, which could negatively affect Local Bounti’s facility building schedule, and more generally its business, financial condition, results of operations and prospects. If Local Bounti experiences significant unexpected delays in construction, it may have to delay or limit its production depending on the timing and extent of the delays, which could harm Local Bounti’s business, financial condition and results of operation.

Local Bounti’s ability to decrease its cost of goods sold over time is dependent on its ability to scale its operations and Local Bounti may not be able to achieve such decreases due to factors outside of its control such as inflation or global supply chain interruptions.

Local Bounti’s future profitability will depend on, among other things, its ability to scale its operations and continuously reduce its cost of goods, enabling Local Bounti to remain cost competitive. Despite Local Bounti’s efforts to scale its operations, Local Bounti may not able to decrease its costs of goods due to factors outside of Local Bounti’s control, such as inflation or global supply chain interruptions. Periods of inflation or expectations of inflation could increase Local Bounti’s costs of doing business, which is typically an expense recovered through increased product prices. Furthermore, Local Bounti’s reliance on third parties to procure certain raw goods from supplier partners throughout the world exposes Local Bounti to risks including reduced control over product costs, product supply and delivery delays. Global supply chain interruptions may make in difficult for suppliers to ship their goods due to reduced capacity at distribution facilities and transportation networks, which may cause an increase in shipping costs. The loss or disruption of supply arrangements and inflation are factors outside of Local Bounti’s control which could materially affect Local Bounti’s ability to decrease its costs for goods overtime.

Any damage to or problems with Local Bounti’s CEA facilities could severely impact Local Bounti’s operations and financial condition.

If Local Bounti is unable to attain reliable performance of its facilities, there could be severe adverse impact on its business. Local Bounti faces risks including, but not limited to:

•

Production Scale. Local Bounti’s strategy to develop new commercial facilities includes the expected operation of facilities that are at meaningfully larger production scale than its existing Montana Facility. Local Bounti may encounter unexpected challenges as it operates larger facilities, which could cause it to be unable to operate larger facilities reliably. The inability to operate larger facilities would have a material negative impact on the Local Bounti’s business and financial condition.

•

Channel Mix. Local Bounti relies on making assumptions about the expected channel mix of its facilities. Demand for Local Bounti’s products fluctuates due to changes in customer orders which typically do not work on long-term contracts in the produce industry. If Local Bounti is not correct in forecasting demand by channel to achieve its expected results, it may experience a reduced average sales price or a supply-demand imbalance, which could negatively affect its financial performance. Demand for loose leaf lettuce products may also be subject to some degree of seasonality due to consumer behavior. As a result, comparisons of Local Bounti’s sales and operating results between different periods may not necessarily be meaningful comparisons. If Local Bounti is unable to operate facilities to reliably achieve the target channel mix on average, there could be material adverse effects on its business, operational results, and financial performance.

•

Energy Interruption. Local Bounti grows plants with and without sunlight, thus requiring lighting technology and adequate power supply as primary factors of production. Local Bounti considers the reliability of utilities and related infrastructure as a key factor in its site selection criteria for facility locations. Local Bounti may use generators to maintain energy supply in the case of an outage, but there is no guarantee that power can be maintained or that generators will provide full or redundant coverage to maintain normal operations in the event of a power outage, which could result in reduced crop yield, negative effects on crop quality, or more generally adverse impact to Local Bounti’s results of operations.

•

Supply of Seeds and Other Inputs. Local Bounti uses certain seed supplies that may be specifically tailored to grow high-quality plants in its CEA facilities. If there were a field crop failure where Local Bounti would have to depend on an alternative supply of seeds from qualified back-up suppliers, the reliability of production of Local Bounti’s products could be diminished for a period of time. Local Bounti also depends on consistent access of other inputs and supplies to operate its facilities reliably, including water supply, nutrients, growth media, food safety testing, sanitation supplies, packaging materials, among others. If Local Bounti does not maintain access to these inputs of production, then its ability to operate its facilities could be materially and adversely affected.

•

Labor. Local Bounti depends on the know-how of its employees and farm operations teams, their experience, and their oversight of the operations of its facilities. Local Bounti relies on access to competitive, local labor supply, including skilled and unskilled positions, to operate its facilities consistently and reliably. Any issues affecting Local Bounti’s access to or relations with workers could negatively affect facility operations or financial condition.

•

Food Safety and Quality Assurance. Local Bounti is subject to food and safety standards set forth by its own internal practices and by regulatory authorities, including the United States Department of Agriculture (“USDA”) as Harmonized Good Agricultural Practices (GAP Plus+). The Combined Company is also subject to United States Food and Drug Administration (“FDA”) requirements, including requirements being implemented pursuant to the Food Safety Modernization Act (“FSMA”).

Local Bounti’s ability to operate facilities reliably may be interrupted for some period of time, or permanently, by any widespread food safety or quality issues involving loose leaf lettuce or other fresh produce, even if not involving Local Bounti’s facilities or products at all. Such events could erode consumer confidence in and demand for Local Bounti’s products, which could impact its ability to operate facilities reliably, and could generally cause serious adverse effects to Local Bounti’s business and financial condition.

•

Weather. Local Bounti’s ability to operate facilities reliably may be adversely affected by severe weather including hurricanes, tornados, lightning strikes, wind, snow, hail and rain. Such weather events could cause damage or destruction to all or part of Local Bounti’s facilities, could interrupt the supply of labor or other inputs necessary to operate the facility, and could affect the customers or distribution channels. In connection with the impact of unpredictable natural disasters, Local Bounti could experience significant delays in or stoppage of production. Severe weather events or natural disasters could result in significant losses and seriously disrupt Local Bounti’s business.

•

Community Actions. Local Bounti’s failure to engage with and align with communities could lead to community actions that impact facilities access and operations. Such actions could impact individual or even groups of facilities.

•

Other Factors Affecting Reliability of Facility Operations. In general, if Local Bounti is unable to grow and harvest product to its internal yield targets and quality standards, package and distribute product, sell at competitive prices, or maintain consistent access to the supply inputs necessary to operate facilities reliably, its operational performance and financial condition could be materially and negatively affected.

In addition, Local Bounti may experience unexpected delays in building its facilities for a variety of reasons, including limited labor due to COVID-19 or other factors, unexpected construction problems or supply chain disruptions, all of which could harm Local Bounti’s business, financial condition and results of operation.

Local Bounti depends on employing a skilled local labor force, and failure to attract and retain qualified employees could negatively impact its business, results of operations and financial condition.

Local Bounti’s operations require significant labor, and the growing season for indoor vertical farming is year-round. There is competition for skilled agricultural labor and even if Local Bounti is able to identify, hire and train its labor force, there is no guarantee that Local Bounti will be able to retain these employees. Any shortage of labor or lack of regular availability could restrict Local Bounti’s ability to operate its facilities profitably, or at all.

In addition, Local Bounti’s success and future growth depend largely upon the continued services of its executive officers as well as other key team members. These executives and key team members have been primarily responsible for determining the strategic direction of the business and executing Local Bounti’s growth strategy and are integral to Local Bounti’s brand, culture and reputation with distributors and others in the industry. From time to time, there may be changes in Local Bounti’s executive management team or other key team members resulting from the hiring or departure of these personnel. The loss of one or more of executive officers or key team members, or the failure by the executive team and key team members to effectively work together and lead the company, could harm Local Bounti’s business. Local Bounti’s earlier growth stage may result in less management depth with less established succession planning than may be found in later-stage companies.

In addition, efforts by labor unions to organize Local Bounti’s employees could divert management attention away from regular day-to-day operations and increase its operating expenses. Labor unions may make attempts to organize Local Bounti’s non-unionized employees. Local Bounti is not aware of any activities relating to union organizations at its current facilities, but it cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. If Local Bounti is unable to negotiate acceptable collective bargaining agreements, it may have to wait through “cooling off” periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, Local Bounti’s operating expenses could increase significantly, which could negatively impact its financial condition, results of operations and cash flows.

If Local Bounti fails to develop and maintain its brand, its business could suffer.

The Local Bounti brand is recognized for creating clean, nutritious, locally-grown and high-quality products, which Local Bounti believes to be differentiated and enabled by its technology platform. Local Bounti’s success depends, in part, on its ability to maintain and grow the value of the Local Bounti brand. Promoting and positioning Local Bounti’s brand and reputation will depend on, among other factors, the success of its product offerings, food safety and quality assurance, its marketing and merchandising efforts, its continued focus on the environment and sustainability, and its ability to provide consistent, high-quality products to customers. Any negative publicity, regardless of its accuracy, could impair Local Bounti’s business.

Use of social and digital media by Local Bounti, its consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about Local Bounti, its partners, or its products on social or digital media could seriously damage Local Bounti’s brand and reputation. Brand value is based on perceptions of subjective qualities, and any incident that erodes the confidence of Local Bounti’s consumers, customers, distributors, or other strategic partners, including adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could reduce the value of Local Bounti’s brand and materially damage its business. If Local Bounti does not achieve and maintain favorable perception of its brand, Local Bounti’s business, financial condition and results of operations could be adversely affected.

Local Bounti’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which it competes achieves the forecasted growth, Local Bounti’s business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this joint proxy statement/prospectus, including those Local Bounti has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The ongoing COVID-19 pandemic and related economic impact creates additional uncertainty. Variables that go into the calculation of Local Bounti’s market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by these market opportunity estimates will purchase Local Bounti’s products at all or generate any particular level of revenue for Local Bounti. Any expansion in Local Bounti’s market depends on a number of factors, including the cost and perceived value associated with its product and those of its competitors. Even if the market in which Local Bounti competes meets the size estimates and growth forecast in this joint proxy statement/prospectus, Local Bounti’s business could fail to grow at the rate it anticipates, if at all. Local Bounti’s growth is subject to many factors, including success in implementing its business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this joint proxy statement/prospectus, should not be taken as indicative of Local Bounti’s future revenue or growth prospects.

The effects of COVID-19 and other potential future public health crises, epidemics, pandemics or similar events on Local Bounti’s business, operating results and cash flows are uncertain.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect Local Bounti’s operations and demand for its products.

While Local Bounti has been able to continuously operate through the COVID-19 pandemic, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also negatively impact Local Bounti’s business, financial condition and cash flows. Although Local Bounti’s business is considered an “essential business,” the COVID-19 pandemic could result in labor shortages, which could result in Local Bounti’s inability to plant and harvest crops at full capacity and could result in spoilage or loss of unharvested crops. The impact of COVID-19 on any of Local Bounti’s suppliers, distributors, transportation or logistics providers may negatively affect its costs of operation and supply chain. If the disruptions caused by COVID-19, including decreased availability of labor, continue for an extended period, Local Bounti’s ability to meet the demands of distributors and customers may be materially impacted.

Further, COVID-19 may impact customer and consumer demand. Retail and grocery stores may be impacted if governments continue to implement regional business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. There may also be significant reductions or volatility in consumer demand for Local Bounti products due to travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase these products due to illness, quarantine or financial hardship, shifts in demand away from one or more of Local Bounti products, decreased consumer confidence and spending or pantry-loading activity, any of which may negatively impact Local Bounti’s results, including as a result of an increased difficulty in planning for operations and future growing seasons.

The recovery from COVID-19 also may have risks in that increased economic activity globally or regionally may result in high demand for, and constrained access to, materials and services required for Local Bounti to expand its business, such as those needed to construct and commission new farming facilities, which may lead to increased costs or delays that could materially and adversely affect Local Bounti’s business.

The extent of COVID-19’s effect on Local Bounti’s operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on Local Bounti’s business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could negatively impact Local Bounti’s business, financial condition results of operations and cash flows, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If Local Bounti cannot maintain its company culture or focus on its vision as it grows, Local Bounti’s business and competitive position may be harmed.

Local Bounti strives to deliver the freshest, locally grown produce. Local Bounti relies on its people, their experience, and their relationships. Any failure to preserve Local Bounti’s culture or any loss of focus on the company’s mission could negatively affect its ability to retain and recruit personnel, which is critical to growth and pursuit of its strategic goals. As Local Bounti increases its number of employees and develops the infrastructure of a public company, it may find it difficult to maintain important values. If Local Bounti fails to maintain its company culture or mission, its business and competitive position may be harmed.

Local Bounti may be unable to successfully execute on its growth strategy.

Local Bounti may not be successful in implementing its growth strategy which includes the development of new commercial facilities and the expansion of its product lines and technological capabilities.

•

New Facilities Expansion. The Combined Company’s strategy to develop new CEA facilities has required and will continue to require substantial time and resources. Local Bounti expects to make significant investments to identify attractive markets, select and control sites, perform engineering design and local permitting, construct and commission new facilities, among other activities.

These facilities require sizeable, useable space for agricultural production, including site-specific requirements such as sufficient access to, reliability of, and cost of utilities and other infrastructure; the ability to obtain the appropriate permits and approvals; adequate local labor availability; road access for input supply and distribution of output for sale; among other requirements.

Local Bounti depends on third party general contractors to build its facilities. If Local Bounti does not effectively manage these projects and relationships, new facilities may not be completed on schedule or within allocated budgets. These delays and increased costs could adversely affect Local Bounti’s financial results.

Local Bounti may be unsuccessful in identifying available future sites that support its planned growth strategy, and even if identified, Local Bounti may not be able to lease or purchase the land for any number of reasons. Because of the capital-intensive nature of these projects, Local Bounti will need to prioritize which target regions and which sites it plans to develop, and there can be no guarantee that Local Bounti will select or prioritize sites that will ultimately prove to be appropriate for construction or for operation. Further, Local Bounti may spend time and resources developing sites that may never become developed into facilities, or may be developed at the expense of other appropriate sites, which may ultimately have been a better selection for reasons such as profitability, operational reliability, or market accessibility.

If Local Bounti does not align production capacity of its new commercial facilities with consumer demand and efficient distribution channels, or if Local Bounti does not maintain competitive pricing, it may have underutilized assets which do not perform to expected operational results or profitability, which could adversely affect its business, financial condition and results of operations.

Local Bounti’s ability to compete successfully in new geographies depends on its ability to secure placement of its product with new customers, some of which the company does not have existing relationships with today. Local Bounti’s current strategy for new facility development depends on securing new customers such as food retailers and food service distributors. If Local Bounti does not secure placement of its product with customers that can be supplied from new facilities, its business, financial condition and results of operations could be adversely affected.

Similarly, to date, Local Bounti’s products have only been available commercially in the northwestern United States. When entering new geographies or markets, Local Bounti may not attract consumers at the same rate, due to factors such as demographics, price, product selection, brand perception or awareness, or other reasons. If Local Bounti does not attract demand for its products in new markets, its business, financial condition and results of operations could be adversely affected.

Local Bounti’s strategy for new facility development depends on operating facilities that are at significantly larger production scale than its existing facilities. Local Bounti may encounter unexpected challenges at larger facilities, which may be related to construction, engineering and design, operations and logistics, sales and marketing, ramp-up schedule to full capacity, or otherwise.

If Local Bounti is unable to develop and operate facilities at a larger scale than existing facilities, its business, financial condition and results of operations could be adversely affected.

•

Expansion of Loose Leaf Lettuce Product Portfolio. Local Bounti expects to continue to develop and commercialize new varieties of loose leaf lettuce as a source of revenue growth. Local Bounti’s research and development efforts focus on new varieties to expand product offerings, enhance farm unit economics, and create competitive advantages. If Local Bounti does not successfully commercialize new varieties of loose leaf lettuce products, its business, prospects, financial condition and results of operations could be materially and adversely affected.

Alternatively, even if Local Bounti does succeed in commercializing new varieties of loose leaf lettuce products, there can be no guarantee that these products would result in overall growth of Local Bounti’s business through incremental revenue or economic benefit, which could materially and adversely affect Local Bounti’s financial condition and results of operations.

•

Expansion into Additional Markets and Verticals. In the future, Local Bounti may pursue new markets, new crops, and new product categories, by leveraging its technology platform to target what the company may see as opportunities to expand its addressable market. If it chooses to pursue such opportunities, Local Bounti will need to prioritize which opportunities it plans to develop, and there can be no guarantee that Local Bounti will select or prioritize ones that ultimately prove appropriate for commercialization. Further, Local Bounti may spend time and resources developing opportunities that may never materialize into new commercial business applications, or that may be developed at the expense of other appropriate commercial opportunities, which may ultimately have been a better selection for reasons such as revenue growth, profitability, market expansion, or other financial and strategic considerations.

Local Bounti may not be able to implement its growth strategy successfully. Local Bounti’s operating results and financial condition will be adversely affected if it fails to implement its growth strategy or if it invests resources in a growth strategy that ultimately proves unsuccessful.

Local Bounti’s operating costs to grow and sell its products may be higher than expected, which could impact its results and financial condition.

If Local Bounti is unable to secure access to inputs on terms consistent with expected costs, there could be material adverse impact on Local Bounti’s business. Local Bounti faces operational risks including, but not limited to:

•

Utilities. Local Bounti is subject to market prices and may experience fluctuating, rising, or volatile energy costs which could negatively affect its business, financial condition, and results of operation. Local Bounti may decide to enter into supply agreements to mitigate such risks, where such options are present on favorable terms, but there is no guarantee of cost to operate its facilities.

•

Labor. Local Bounti relies on access to local labor supply, including skilled and unskilled positions. The Combined Company may face pressure to increase wages in order to attract and retain appropriate staffing of its facilities. Increases to minimum wages or competitive wages may cause Local Bounti’s labor costs to run higher than expected, which could negatively affect its financial performance and cash flows.

•

Packaging Materials. Local Bounti packages its products in form factors consistent with comparable products in order to distribute and present on-shelf. If raw material costs increase, or if Local Bounti is unable to achieve its expected packaging materials costs for any reason, its financial performance could be adversely impacted.

•

Depreciation and Useful Life of Assets. Local Bounti relies on making assumptions about the expected useful life of the assets used to operate its facilities. If the useful life turns out to be materially shorter than expected, the Combined Company may need to invest additional capital to replace these assets, and the corresponding depreciation expense may be greater than expected which would affect the Combined Company’s profitability and financial condition generally. If the cost of maintaining equipment necessary to its operations is greater than anticipated, it could adversely impact the Combined Company’s operations and financial results. There also may be future tax implications of Local Bounti’s ability to make accurate assumptions about the expected useful life of its assets, and if Local Bounti is unable to correctly forecast such information, its financial condition could be materially and negatively impacted.

•

Seeds and Other Supplies. Local Bounti may rely on certain seed supplies that may be specifically tailored to grow high-quality plants in its CEA facilities. If there were a field crop failure where Local Bounti would have to depend on an alternative supply of seeds from qualified back-up suppliers, the cost of seeds and its impact on production of Local Bounti’s products could be negatively impacted for a period of time. Local Bounti also depends on consistent access of other inputs and supplies to operate its facilities reliably, including water supply, nutrients, growth media, food safety testing, sanitation supplies and packaging materials, among others. If the cost of any of these inputs increases materially, then Local Bounti’s financial results could be adversely affected.

•

Distribution of Finished Goods. Local Bounti may partially rely on third-party distribution and logistics to deliver its products. While the Combined Company believes there to be a competitive market of supply chain service providers, if the cost of such services increases materially due to rising fuel costs, labor costs, or other macroeconomic factors, which may be beyond its control, then Local Bounti’s financial results could be materially and negatively impacted.

If Local Bounti’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in Local Bounti’s consolidated financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. Local Bounti bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the section entitled “Local Bounti Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the useful lives of fixed assets, the valuation of instruments issued for financing and stock-based compensation, and income taxes, among others. Local Bounti’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause the Combined Company’s results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of its common stock after the Closing.

Local Bounti will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

If Local Bounti completes the Business Combination and becomes a public company, it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may further increase if Local Bounti is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Local Bounti will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Local Bounti’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Local Bounti expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs may increase Local Bounti’s net loss. For example, Local Bounti expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Local Bounti cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Local Bounti to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Local Bounti has identified material weaknesses in its internal control over financial reporting as of December 31, 2020 and 2019. If Local Bounti fails to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the Combined Company.

In connection with Local Bounti’s financial statement close process for the years ended December 31, 2020 and 2019, Local Bounti identified a material weakness in the design and operating effectiveness of its internal control over financial reporting. The material weakness Local Bounti identified resulted from a lack of sufficient number of qualified personnel, causing a lack of segregation of duties, within its accounting function who possessed an appropriate level of expertise to effectively perform the following functions:

•

design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to appropriately analyze, record and disclose complex technical accounting matters, including, among other matters, equity transactions and stock-based compensation, commensurate with its accounting and reporting requirements;

•	identify, select and apply GAAP sufficiently to provide reasonable assurance that transactions were being appropriately recorded; and

•

assess risk and design appropriate control activities over information technology systems and financial and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its consolidated financial statements that could not be prevented or detected on a timely basis.

Local Bounti’s management is in the process of developing a remediation plan which shall include, without limitation, the hiring of additional accounting and finance personnel with technical public company accounting and financial reporting experience. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

The Combined Company’s management will monitor the effectiveness of the Combined Company’s remediation plans and will make changes management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to the Combined Company’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If the Post-Combination Company is unable to assert that its internal control over financial reporting is effective, or when required in the future, if the Combined Company’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Post-Combination Company’s financial reports, the market price of the Common Stock could be adversely affected and the Combined Company could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Local Bounti’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the business combination or other ownership changes.

Local Bounti has incurred losses during its history and does not expect to become profitable in the near future, and may never achieve profitability. To the extent that Local Bounti continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2020 and June 30, 2021, Local Bounti had U.S. federal net operating loss carryforwards of approximately $7.2 million and $15.5 million, respectively.

Under U.S. federal tax legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income.

In addition, Local Bounti’s net operating loss carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Local Bounti’s federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of Local Bounti. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Local Bounti’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the business combination or other transactions. Similar rules may apply under state tax laws. Local Bounti has not yet determined the amount of the cumulative change in its ownership resulting from the Business Combination or other transactions, or any resulting limitations on its ability to utilize its net operating loss carryforwards and other tax attributes. If Local Bounti earns taxable income, such limitations could result in increased future income tax liability to Local Bounti and its future cash flows could be adversely affected. Local Bounti has recorded a valuation allowance related to its net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to the Natural Food Market

Local Bounti faces risks inherent in the CEA business, including the risks of diseases and pests.

Local Bounti is subject to the risks inherent in an agricultural business, such as insects, plant diseases and similar agricultural risks, which may include crop losses, for which Local Bounti may not be insured. Although Local Bounti’s products are grown in climate-controlled, indoor vertical farms, there can be no assurance that natural elements will not affect the production of these products. In particular, plant diseases or pest infestations are possible and have the potential to materially impact production.

Although Local Bounti has taken and continues to take precautions to guard against crop diseases and pests, these efforts may not be sufficient. In addition, diseases and pests can make their way into greenhouses from outside sources over which Local Bounti has limited or no control. Diseases and pests can be inadvertently brought in by employees, from seeds and propagation vendors and from the trucks that transport supplies to the greenhouse. Once a disease or pest is introduced, Local Bounti will need to quickly identify the problem and take remedial action to preserve the growing season. Failure to identify and remediate any diseases or pests in a timely manner could cause the loss of all or a portion of Local Bounti’s crop and result in substantial time and resources to resume operations. Crop losses because of these agricultural risks could negatively impact Local Bounti’s business, prospects, financial condition, results of operations and cash flows.

Local Bounti may not be able to compete successfully in the highly competitive natural food market.

Local Bounti operates in the highly competitive natural foods environment. With the importing of crops rapidly increasing, Local Bounti’s competition includes large-scale operations in Mexico, Canada and to a lesser extent the western United States. In this market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

The produce industry generally does not work on long-term contracts and is dependent upon consistent sales targets to be successful. Local Bounti’s ability to compete depends in part on its ability to secure placement of its product with customers; moreover, as Local Bounti enters new markets, its ability to compete will depend in part on its ability to secure placement of its products with new customers, some of which Local Bounti does not have existing relationships with today. Similarly, Local Bounti’s products historically have been available for consumers only in the northwestern United States. When entering new geographies, the Local Bounti may not be able to secure placement of its product with new customers, or its products may not attract end consumers at the same rate, which could materially and adversely affect its results of operations and financial condition.

Local Bounti may not be able to compete against competition from traditional field farm operators, both domestic and abroad, as well as from indoor growers or high-tech agricultural startups that are focused on local production within or near major cities, which would take away potential market share from Local Bounti.

Some of these competitors have products that are well accepted in the marketplace today. Further, Local Bounti cannot be certain that it will successfully compete with competitors that may have greater resources, including financial resources, sales resources, technical resources, or other resources. Competitors also may have lower operational costs, and as a result may be able to offer comparable or substitute products to customers at a lower price. This could put pressure on Local Bounti to lower its prices, resulting in reduced profitability or causing Local Bounti to lose market share if it fails to lower prices. Retailers may also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of Local Bounti’s products such that Local Bounti has less favorable placement.

The CEA business is generally capital intensive but has relatively low barriers to entry, and Local Bounti will not be able to prevent competitors from building and operating their own indoor farming sites.

In addition, Local Bounti’s ability to compete successfully depends, in large part, on its ability to implement its growth strategy of building additional CEA facilities and expanding its product line. Local Bounti’s financial condition and operating results will be adversely affected if it fails to implement its growth strategy or if Local Bounti invests resources in a growth strategy that ultimately proves unsuccessful.

Local Bounti’s ability to generate and grow revenue is dependent on its ability to increase the yield in each of the anticipated product lines it intends to grow. If Local Bounti is unable to increase the yield in each or most of these product lines, Local Bounti’s project revenue targets may not be achieved on currently anticipated timelines or at all.

If Local Bounti is unable to grow product to its yield targets and quality specifications, its business, prospects, operational performance, and financial condition could be materially and adversely affected. Local Bounti faces risks including, but not limited to:

•

Mechanical Failure. Local Bounti relies on its mechanical designs and equipment to provide the physical space and structures in which plants are grown. It also provides the design and controls related to environmental conditions, nutrient delivery, lighting, conveyance, and other elements necessary to grow plants in its systems. If mechanical issues or failures occur, the yield and quality of Local Bounti’s products could be diminished for a period of time, which more generally could negatively impact Local Bounti’s operations and financial condition;

•

Systems or Software Failure. Local Bounti relies on integrated controls and computing to optimize and control the growing environments for its produce. A failure in these systems or software could reduce output, lower yield or damage crop quality, which negatively impact operations and financial conditions;

•

Human Error. Local Bounti relies on the know-how of its operations teams, their experience, and their oversight of the operations of its facilities. If issues are caused by human error during the various phases of seeding, germination, growing, harvesting, or other standard operating procedures, or if Local Bounti employees fail to properly oversee facility operations, then the yield and quality of Local Bounti’s products could be diminished, which more generally could have material and adverse effects on Local Bounti’s business, operating results, and financial condition; and

•

Seed Supply and Quality. Local Bounti may rely on certain seed supplies that may be specifically tailored to grow high-quality plants in its CEA facilities. Seeds may originate from field-grown plants, where seeds are harvested, then bred to generate seed inventory. If there were a field crop failure where Local Bounti would have to rely on an alternative supply of seeds from qualified back-up suppliers, the yield or quality of production of Local Bounti’s products could be diminished for a period of time. Bad seed lots, low germination rates, and similar issues that affect growing also could result in Local Bounti’s inability to achieve proper and consistent product yields or product quality, which could materially and adversely affect performance, and more generally could negatively impact Local Bounti’s business, financial condition and operating results.

Risks Related to Local Bounti’s Technology, Intellectual Property and Infrastructure

Local Bounti may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause Local Bounti to incur substantial costs.

Local Bounti’s defense of intellectual property rights claims brought against it or its customers, suppliers and partners, with or without merit, could adversely affect Local Bounti’s relationships with its customers, may deter future customers from purchasing its products, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Local Bounti to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Local Bounti to pay substantial damages or obtain an injunction. An adverse determination also could invalidate Local Bounti’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require Local Bounti to procure or develop substitute intellectual property that does not infringe, which could require significant effort and expense. Any of these events could adversely affect Local Bounti’s business, operating results, financial condition and prospects.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with Local Bounti.

Local Bounti owns patents, trademarks and other proprietary rights that are important to its business, including Local Bounti’s principal trademarks, “Local BountiTM,” “Stack & Flow TechnologyTM,” and “Farm of the FutureTM.” Local Bounti’s trademarks are valuable assets that reinforce the distinctiveness of its brand to consumers, and Local Bounti’s operations utilize intellectual property that is patented. Local Bounti believes that the protection of its patents, trademarks, copyrights and domain names is important to its success. Local Bounti has also invested a significant amount of money in establishing and promoting its trademarked brand. A patent for our “Stack & Flow Technology TM” was submitted in August 2020. Additionally, an additional patent protecting additional features of our growing technology was submitted in September 2021 and another is expected to be submitted in the fourth quarter of 2021. Local Bounti also relies on unpatented proprietary expertise and copyright protection to develop and maintain its competitive position. Local Bounti’s continued success depends, to a significant degree, upon its ability to protect and preserve its intellectual property, including patents, trademarks and copyrights.

Local Bounti relies on confidentiality agreements and patent, trademark and copyright law to protect its intellectual property rights. These confidentiality agreements with team members and certain consultants, contract employees, suppliers and independent contractors generally require that all information made known to them be kept strictly confidential.

Local Bounti cannot assure you that the steps it has taken to protect its intellectual property rights are adequate, that Local Bounti’s intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, Local Bounti’s trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Local Bounti’s failure to protect its trademark rights could prevent Local Bounti in the future from challenging third parties who use names and logos similar to Local Bounti’s trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of Local Bounti’s brand and products. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether Local Bounti is successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject Local Bounti to liabilities, force Local Bounti to cease use of certain trademarks or other intellectual property or force Local Bounti to enter into licenses with others. Any one of these occurrences may negatively impact Local Bounti’s business, financial condition and results of operations.

Local Bounti relies on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm its ability to effectively operate its business.

Local Bounti is dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the current and planned operation of its business. A failure of these information technology systems to perform as anticipated could cause Local Bounti’s business to suffer. For example, Local Bounti growers are aided in their work by climate and greenhouse operations software. If this software does not perform as anticipated, Local Bounti’s operations may be adversely affected resulting in decreased yield or quality, mitigation expenses, waste, additional labor expenses and partial or full loss of the crop.

In addition, Local Bounti’s information technology systems may be vulnerable to damage or interruption from circumstances beyond Local Bounti’s control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could negatively impact Local Bounti’s business.

Local Bounti uses or plans to use computers, software and technology in substantially all aspects of its business operations. Local Bounti’s employees also use or plan to use mobile devices, social networking and other online activities to connect with crew members, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Cybersecurity incidents are increasing in their frequency, sophistication and intensity, with third-party phishing and social engineering attacks in particular increasing in connection with the COVID-19 pandemic. Local Bounti’s business involves sensitive information and intellectual property, including know-how, private information about crew members and financial and strategic information about the company and its business partners.

While Local Bounti has implemented and plans to implement measures to prevent security breaches and cyber incidents, these preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation or release of sensitive information or intellectual property, or interference with Local Bounti’s information technology systems or the technology systems of third parties on which it relies, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers and distributors, potential liability and competitive disadvantage all of which could negatively impact Local Bounti’s business, financial condition or results of operations.

Risks Related to our Customers

Local Bounti could be adversely affected by a change in consumer preferences, perception and spending habits in the food industry, and failure to develop and expand its product offerings or gain market acceptance of its products could have a negative effect on Local Bounti’s business.

The market in which Local Bounti operates is subject to changes in consumer behavior. Local Bounti’s performance will depend significantly on factors that may affect the level and pattern of consumer spending in the U.S. food industry market in which Local Bounti operates, including consumer preference, income, confidence in and perception of the safety and quality of Local Bounti’s products and competitive products, and shifts in the perceived value for Local Bounti’s products relative to alternatives. Such factors include consumer preference, consumer income, consumer confidence in and perception of the safety and quality of Local Bounti products and shifts in the perceived value for Local Bounti products relative to alternatives.

•

Consumer Preferences. Local Bounti’s first commercialized crops are leafy greens and fresh herbs, including variations of loose leaf and living lettuce, basil and cilantro. There is no guarantee that leafy greens and herbs will continue to be demanded by consumers, or that consumers will prefer the leafy greens and herbs grown by Local Bounti versus competitors. Consumer trends toward crops with lower yields or at lower price points may adversely affect Bounti’s financial performance. If Local Bounti expands its product offerings to include other produce, it will similarly be impacted by consumer preferences for such products.

•

Safety and Quality Concerns. Media coverage regarding the safety or quality of, or diet or health issues relating to, Local Bounti’s products or the processes involved in their production, may damage consumer confidence in Local Bounti products. For example, manufacturers and regulatory authorities have issued recalls of loose leaf lettuce in the past due to issues such as salmonella contamination. Any widespread safety or quality issues loose leaf lettuce or other fresh vegetables and herbs — even if not involving Local Bounti — could adversely affect consumer confidence in and demand for such loose leaf lettuce. Further, CEA is a relatively small, new industry, and a food safety incident involving an indoor farming producer other than Local Bounti, including direct competitors, may adversely affect consumer perception of or demand for Local Bounti’s products.

•

Consumer Income. A general decline in the consumption of Local Bounti products could occur at any time as a result of change in consumer spending habits, including an inability to purchase Local Bounti products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic.

•

Desire for Sustainable Products. A general decline in the consumption of Local Bounti products could occur at any time as a result of change in consumer spending habits, including an unwillingness to pay a premium for products that are more sustainable or meet ESG objectives in a manner more in-line with consumer preferences.

•

Price Compression. Tomatoes have decreased in price consistently over the past 10 to 15 years due to an increase in production. Loose leaf lettuce may follow this trend and this could pose a risk to the gross margins of the Combined Company, which could negatively and materially affect the Combined Company’s financial performance.

The success of Local Bounti products will depend on a number of factors including Local Bounti’s ability to accurately anticipate changes in market demand and consumer preferences, its ability to differentiate the quality of Local Bounti products from those of its competitors, and the effectiveness of marketing and advertising campaigns for Local Bounti products. Local Bounti may not be successful in identifying trends in consumer preferences and growing or developing products that respond to such trends in a timely manner. Local Bounti or its retail partners also may not be able to effectively promote Local Bounti products by marketing and advertising campaigns and gain market acceptance. If Local Bounti products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, Local Bounti may not be able to fully recover costs and expenses incurred in its operations, and Local Bounti’s business, financial condition or results of operations could be materially and adversely affected.

Demand for lettuce, cilantro, basil and other greens and herbs is subject to seasonal fluctuations and may adversely impact Local Bounti’s results of operations in certain quarters.

Demand for leafy greens products may be subject to some degree of seasonality due to consumer behavior. As a result, comparisons of Local Bounti’s sales and operating results between different periods may not necessarily be meaningful comparisons. If Local Bounti is not correct in forecasting demand and planning its growing seasons accordingly, Local Bounti may experience reduced average sales prices or a supply-demand imbalance, which could adversely impact its results of operations at certain times of the year.

As Local Bounti grows its sales into the retail channel and increase sales through individual retailers, the loss or significant reductions in orders from Local Bounti’s top retail customers could have a material adverse impact on its business.

Local Bounti’s customers include retailers and food service distributors. Sales to Local Bounti’s top retail customers contribute to a signification portion of Local Bounti’s revenue, accounting for approximately 70% of Local Bounti’s gross revenue for the year ended December 31, 2020 and 79% of Local Bounti’s gross revenue for the six months ended June 30, 2021. Local Bounti believes sales to its top retailer customers will continue to constitute a significant portion of its revenues, income and cash flow for the foreseeable future. Local Bounti’s inability to resolve a significant dispute with any of its top retail customers, a change in the business condition (financial or otherwise) of any of its top retail customers, even if unrelated to Local Bounti, a significant reduction in sales to any top retail customer, or the loss of any of top retail customer can adversely affect Local Bounti’s business, financial condition or results of operations.

Risks Related to Legal Matters and Regulations

The unavailability, reduction or elimination of government and economic incentives could negatively impact Local Bounti’s business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of Local Bounti’s operations or other reasons may result in the diminished competitiveness of the CEA facility industry generally or Local Bounti products in particular. This could materially and adversely affect Local Bounti’s business, prospects, financial condition and operating results.

Local Bounti may be subject to litigation and government inquiries and investigations involving its business, the outcome of which is unpredictable, and an adverse decision in any such matter could have a material effect on Local Bounti’s financial position and results of operations.

From time to time, Local Bounti may be party to various claims and litigation proceedings. Local Bounti will evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, Local Bounti may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from Local Bounti’s assessments and estimates. Local Bounti is not currently party to any material litigation.

Even when not merited, the defense of these lawsuits may divert management’s attention, and Local Bounti may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against Local Bounti, which could negatively impact its financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage Local Bounti’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while Local Bounti maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if Local Bounti believes a claim is covered by insurance, insurers may dispute Local Bounti’s entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of Local Bounti’s recovery.

Local Bounti’s business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

While Local Bounti maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if Local Bounti believes a claim is covered by insurance, insurers may dispute Local Bounti’s entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of Local Bounti’s recovery. Any settlement or judgment against Local Bounti that exceeds the policy limits or not covered by its policies or not subject to insurance would have to be paid from Local Bounti’s cash reserves, which would reduce Local Bounti’s capital resources.

Local Bounti’s future operations could expose it to the risk of material environmental and regulatory liabilities, including unforeseen costs associated with compliance and remediation efforts, and government and third party claims, which could have a material adverse effect on Local Bounti’s reputation, results of operations and cash flows.

The manufacture and marketing of food products is highly regulated. Local Bounti and its suppliers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of Local Bounti’s business, including the production, packaging, labeling, distribution, advertising, sale, quality, and safety of its products, as well as the health and safety of its employees and the protection of the environment.

Local Bounti is subject to regulation by various government agencies, including the USDA, the FDA, the Federal Trade Commission, the Occupational Health and Safety Administration, and the U.S. Environmental Protection Agency, as well as various state and local agencies. Local Bounti is also regulated outside the United States by various international regulatory bodies. In addition, depending on customer specification, Local Bounti may be subject to certain voluntary, third-party standards, such as Global Food Safety Initiative, or GFSI, standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. Local Bounti could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. The loss of third-party accreditation could result in lost sales and customers, and may adversely affect Local Bounti’s business, results of operation, and financial condition. In connection with the marketing and advertisement of its products, Local Bounti could be the target of claims relating to false or deceptive advertising, including under the auspices of the Federal Trade Commission and the consumer protection statutes of some states.

CEA farming is a relatively new industry lacking a deep body of specific regulations applicable to its operations. As the industry matures, Local Bounti may become subject to new regulations that may adversely affect its business.

The regulatory environment in which Local Bounti operates could change significantly and adversely in the future. Any change in production, labeling or packaging requirements for Local Bounti’s products may lead to an increase in costs or interruptions in production, either of which could adversely affect its operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls, or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect Local Bounti’s business, results of operations, and financial condition.

Political issues and considerations could have a significant effect on Local Bounti’s business.

With the beginning of a new presidential administration, there is uncertainty with respect to, among other things, legislation, regulation and government policy at the federal, state and local levels. Specific legislative and regulatory proposals discussed during the 2020 election which may adversely impact Local Bounti include, but are not limited to, changes to existing trade agreements, import and export regulations, tariffs, travel restrictions, customs duties, income tax regulations and the federal tax code, public company reporting requirements, environmental regulations, antitrust enforcement and regulation related to the COVID-19 pandemic. Any changes in the political issues and considerations may have a negative impact on Local Bounti’s business, its financial condition and results of operations could be adversely affected.

Food-safety and foodborne-illness incidents or advertising or product mislabeling may materially adversely affect Local Bounti’s business by exposing Local Bounti to lawsuits, product recalls, or regulatory enforcement actions, increasing Local Bounti’s operating costs and reducing demand for its product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, foodborne illnesses or other food safety incidents caused by Local Bounti products, or involving its suppliers, could result in the discontinuance of sales of these products or Local Bounti’s relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions, or harm to Local Bounti’s reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose Local Bounti to product liability, negligence, or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of Local Bounti’s existing or future insurance policy coverage or limits. Any judgment against Local Bounti that is more than Local Bounti’s policy limits or not covered by Local Bounti’s policies or not subject to insurance would have to be paid from Local Bounti’s cash reserves, which would reduce Local Bounti’s capital resources.

The occurrence of foodborne illnesses or other food safety incidents could also adversely affect the price and availability of affected raw materials, resulting in higher costs, disruptions in supply and a reduction in sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by Local Bounti’s actions, could compel Local Bounti, its suppliers, distributors or customers, depending on the circumstances, to conduct a recall in accordance with Food and Drug Administration regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time, potential loss of existing distributors or customers and a potential negative impact on Local Bounti’s ability to attract new customers due to negative consumer experiences or because of an adverse impact on Local Bounti’s brand and reputation. The costs of a recall could be outside the scope of Local Bounti’s existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and Local Bounti, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants, and pathogenic organisms into consumer products as well as product substitution. Food and Drug Administration regulations require companies like Local Bounti to analyze, prepare, and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If Local Bounti does not adequately address the possibility, or any actual instance, of product tampering, Local Bounti could face possible seizure or recall of its products, suspension of its facilities’ registrations, and/or the imposition of civil or criminal sanctions, which could materially adversely affect Local Bounti’s business, financial condition, and operating results.

Local Bounti’s brand and reputation may be diminished due to real or perceived quality or food-safety issues with its products, which could negatively impact Local Bounti’s business, reputation, operating results and financial condition.

Real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving Local Bounti (such as incidents involving Local Bounti’s competitors), could cause negative publicity and reduced confidence in Local Bounti’s brand or products, which could in turn harm its reputation and sales, and could adversely affect its business, financial condition and operating results. Brand value is also based on perceptions of subjective qualities, such as appearance and taste, and any incident that erodes the loyalty of Local Bounti’s consumers, including changes to product appearance, taste or packaging, could significantly reduce the value of Local Bounti’s brand and significantly damage its business.

Local Bounti also has no control over its products once a third-party distributor takes possession of them. Distributors or consumers may store Local Bounti products under conditions and for periods of time inconsistent with the USDA, the FDA, and other governmental guidelines, which may adversely affect the quality and safety of Local Bounti’s products.

If consumers do not perceive Local Bounti’s products to be of high quality or safe, then the value of its brand would be diminished, and its business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of consumers in the quality and safety of Local Bounti’s products would be difficult and costly to overcome. Any such negative effect could be exacerbated by Local Bounti’s market positioning as a socially conscious grower of high-quality produce and may significantly reduce Local Bounti’s brand value. Issues regarding the safety of any of Local Bounti’s products, regardless of the cause, may harm its brand, reputation and operating results.

Local Bounti’s operations are, or will be, subject to regulation by the USDA, the FDA and other federal, state and local regulation, and while Local Bounti intends to comply with all such applicable regulations, there is no assurance that Local Bounti is, or will be, in compliance with all such regulations.

Local Bounti’s operations are, or will be, subject to extensive regulation by the USDA, the FDA and other federal, state and local authorities. Specifically, Local Bounti is or will be subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the growing, packaging, labeling and safety of food. Under this program, the Food and Drug Administration requires that facilities that grow and pack, food products comply with a range of requirements, including standards for the growing, harvesting, packing and holding of produce. The Montana Facility is subject to periodic inspection by federal, state and local authorities. If Local Bounti cannot successfully grow products that conform to its specifications and the strict regulatory requirements of the USDA, the FDA or other federal applicable regulations, Local Bounti may be subject to adverse inspectional findings or enforcement actions, which could materially impact Local Bounti’s ability to market its products, or could result in a recall of Local Bounti products that have already been distributed. While Local Bounti intends to comply with all such applicable regulations, there is no assurance that Local Bounti is, or will be, in compliance will all such regulations. If the USDA, the FDA (under the FSMA) or a comparable regulatory authority determines that Local Bounti has not complied with the applicable regulatory requirements, Local Bounti’s business may be materially impacted.

Local Bounti seeks to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to identify any potential contaminants before distribution. Failure by Local Bounti to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to its operations could subject Local Bounti to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or production of products, or refusals to permit the import of raw materials, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on Local Bounti’s operating results and business.

Failure by any suppliers of raw materials to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of Local Bounti’s products, may disrupt Local Bounti’s supply of products and adversely affect its business.

If Local Bounti’s current or future suppliers of raw materials fail to comply with food safety, environmental, or other laws and regulations, or face allegations of non-compliance, Local Bounti’s operations may be disrupted. Additionally, downstream distribution partners are required to maintain the quality of Local Bounti products and to comply with Local Bounti’s standards and specifications. In the event of actual or alleged non-compliance, Local Bounti might be forced to find alternative suppliers and may be subject to lawsuits related to such non-compliance by such suppliers. As a result, Local Bounti’s supply of produce and finished inventory could be disrupted or Local Bounti’s costs could increase, which would adversely affect Local Bounti’s business, results of operations, and financial condition. The failure of any supplier to comply with Local Bounti’s specifications and requirements could adversely affect Local Bounti’s reputation in the marketplace and result in product recalls, product liability claims, and economic loss. Additionally, actions Local Bounti may take to mitigate the impact of any disruption or potential disruption in its supply of produce, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect Local Bounti’s business, results of operations, and financial condition.

Risks Related to Local Bounti’s Term Loan Facility

Local Bounti has entered into agreements for a term loan facility with Cargill Financial Services Inc. (“Cargill Financial”), one of its existing lenders, for a $200 million term loan credit facility. The credit facility is secured by all of the Combined Company’s assets, including its intellectual property. Additionally, the definitive documentation states that if there is an occurrence of an uncured event of default, Cargill Financial will be able to foreclose on all Local Bounti assets, and securities in the Combined Company could be rendered worthless.

Local Bounti entered into agreements for a $200 million loan credit facility in September 2021 with Cargill Financial. The credit facility is secured by all of the Combined Company’s assets, including its intellectual property. Additionally, the definitive documentation states that if Local Bounti defaults on its obligations, Cargill Financial could foreclose on all Local Bounti assets, which would materially harm Local Bounti’s business, financial condition and results of operations. The pledge of these assets and other restrictions may also limit Local Bounti’s flexibility in raising capital for other purposes. Because all of Local Bounti’s assets are pledged under the term loan, Local Bounti’s ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on Local Bounti’s financial flexibility. See the section entitled “Information about Local Bounti’s Business – Cargill Credit Facility Agreements” located elsewhere in this joint proxy statement/prospectus for more information about the anticipated credit facility.

Risks Relating to Ownership of the Local Bounti Common Stock after the Closing

The stock price following the Closing will be volatile, and you may not be able to sell shares at or above the price at the Closing.

After the Closing, the trading price of the Local Bounti Common Stock and Local Bounti Warrants will be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond Local Bounti’s control. These factors include:

•	actual or anticipated fluctuations in operating results;

•	failure to meet or exceed financial estimates and projections of the investment community or that Local Bounti provides to the public;

•	issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	operating and share price performance of other companies in the industry or related markets;

•	the timing and magnitude of investments in the growth of the business;

•	actual or anticipated changes in laws and regulations;

•	additions or departures of key management or other personnel;

•	increased labor costs;

•	decreased pricing of product;

•	disputes or other developments related to intellectual property or other proprietary rights, including litigation;

•	the ability to market new and enhanced solutions on a timely basis;

•	sales of substantial amounts of the Local Bounti Common Stock by Local Bounti’s directors, executive officers or significant stockholders or the perception that such sales could occur;

•	changes in capital structure, including future issuances of securities or the incurrence of debt; and

•	general economic, political and market conditions.

In addition, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of Local Bounti Common Stock, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Local Bounti does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, Local Bounti currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of Local Bounti’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

Anti-takeover provisions contained in the Proposed Organizational Documents and applicable laws could impair a takeover attempt.

Upon the Closing, the Proposed Organizational Documents will afford certain rights and powers to the New Local Bounti Board that could contribute to the delay or prevention of an acquisition that it deems undesirable. Local Bounti will also be subject to Section 203 of the DGCL and other provisions of Delaware law that limit the ability of stockholders in certain situations to effect certain business combinations. Any of the foregoing provisions and terms that have the effect of delaying or deterring a change in control could limit the opportunity for stockholders to receive a premium for their shares of Local Bounti Common Stock, and could also affect the price that some investors are willing to pay for the Local Bounti Common Stock. See also “Description of the Securities.”

Local Bounti is subject to risks related to taxation in the United States.

Significant judgments based on interpretations of existing tax laws or regulations are required in determining Local Bounti’s provision for income taxes. Local Bounti’s effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of Local Bounti’s operations, changes in Local Bounti’s future levels of research and development spending, mergers and acquisitions or the results of examinations by various tax authorities. Although Local Bounti believes its tax estimates are reasonable, if the IRS or any other taxing authority disagrees with the positions taken on its tax returns, Local Bounti could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect Local Bounti’s business and future profitability.

Local Bounti is a U.S. corporation and thus subject to U.S. corporate income tax on its worldwide income. Further, since Local Bounti’s operations and customers are located throughout the United States, Local Bounti will be subject to various U.S. state and local taxes. U.S. federal, state, local and non-U.S. tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Local Bounti and may have an adverse effect on its business and future profitability.

Local Bounti received a loan as part of the CARES Act and Local Bounti’s application for such loan could in the future be determined to have been impermissible which could adversely impact its business and reputation.

On April 15, 2020, Local Bounti received a Small Business Administration (“SBA”) loan in the amount of $104 thousand with fixed interest of 1% per annum as part of the CARES Act (the “PPP Loan”). Although under the CARES Act Local Bounti was eligible to apply for forgiveness of all loan proceeds used to pay payroll costs, rent, utilities and other qualifying expenses, provided that it retains a certain number of employees and maintains compensation within certain regulatory parameters of the PPP, Local Bounti repaid the PPP Loan in full in June 2021.

In applying for the PPP Loan, Local Bounti was required to certify, among other things, that the then current economic uncertainty made the PPP Loan necessary to support its ongoing operations. Local Bounti made these certifications in good faith after analyzing, among other things, the requirements of the PPP Loan, Local Bounti’s then-current business activity and its ability to access other sources of liquidity sufficient to support its ongoing operations in a manner that would not be significantly detrimental to its business. Local Bounti believes that it satisfied all eligibility criteria for the PPP Loan, and that its receipt of the PPP Loan was consistent with the broad objectives of the CARES Act. The certification regarding necessity described above did not at the time contain any objective criteria and continues to be subject to interpretation. If, despite Local Bounti’s good-faith belief that it has satisfied all eligibility requirements for the PPP Loan, Local Bounti is later determined to have violated any of the laws or governmental regulations that apply to it in connection with the PPP Loan, or it is otherwise determined that it was ineligible to receive the PPP Loan, Local Bounti may be subject to civil, criminal and administrative penalties. Any violations or alleged violations may result in adverse publicity and damage to Local Bounti’s reputation, a review or audit by the SBA or other government entity or claims under the False Claims Act. These events could consume significant financial and management resources and could have a material adverse effect on Local Bounti’s business, results of operations and financial condition.

If analysts do not publish research about Local Bounti’s business or if they publish inaccurate or unfavorable research, Local Bounti’s stock price and trading volume could decline.

The trading market for the common stock of Local Bounti will depend in part on the research and reports that analysts publish about its business. Local Bounti does not have any control over these analysts. If one or more of the analysts who cover Local Bounti downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover Local Bounti, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering Local Bounti in the future or fail to publish reports on it regularly.

Local Bounti may be subject to securities litigation, which is expensive and could divert management attention.

The market price of Local Bounti’s common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Local Bounti may be the target of this type of litigation in the future. Securities litigation against Local Bounti could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of common stock after the consummation of the Business Combination may cause the market price of Local Bounti’s securities to drop significantly, even if Local Bounti’s business is doing well.

Pursuant to the Amended and Restated Registration Rights Agreement and Lock-Up Agreements, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and the Local Bounti stockholders will be contractually restricted from selling or transferring any of its shares of common stock (not including the shares of Local Bounti Common Stock issued in the PIPE Financing pursuant to the terms of the Subscription Agreements) (the “Lock-up Shares”). Such restrictions for Local Bounti stockholders begin at Closing and end on the date that is 180 days after the Closing. Such restrictions for the Sponsor begin at Closing and end on the earlier of (i) the date that is one year after the Closing and (ii), the date on which the last reported sale price of Local Bounti Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

However, following the expiration of such lockup, the Sponsor and the Local Bounti stockholders will not be restricted from selling shares of New Local Bounti common stock held by them, other than by applicable securities laws. Additionally, the Third Party PIPE Investors will not be restricted from selling any of the shares of Local Bounti Common Stock acquired in the PIPE Financing following the Closing, other than by applicable securities laws. As such, sales of a substantial number of shares of Local Bounti common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Local Bounti common stock. Upon completion of the Business Combination, the Sponsor and the Local Bounti stockholders (not including the shares of Local Bounti Common Stock issued in the PIPE Financing pursuant to the terms of the Subscription Agreements and including the shares of Local Bounti common stock reserved in respect of Local Bounti restricted stock awards and restricted stock units outstanding as of immediately prior to the Closing that will be converted into restricted stock awards and restricted stock units based on Local Bounti common stock) will collectively own approximately 60.3% of the outstanding shares of Local Bounti common stock, assuming that no public shareholders redeem their public shares in connection with the Business Combination. Assuming all of the public shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Sponsor and the Local Bounti stockholders would rise to 80.3% of the outstanding shares of Local Bounti common stock (not including the shares of Local Bounti Common Stock issued in the PIPE Financing pursuant to the terms of the Subscription Agreements and including the shares of Local Bounti common stock reserved in respect of Local Bounti restricted stock awards and restricted stock units outstanding as of immediately prior to the Closing that will be converted into restricted stock awards and restricted stock units based on Local Bounti common stock).

The shares held by Sponsor and the Local Bounti stockholders may be sold after the expiration of the applicable lock-up period under the Amended and Restated Registration Rights Agreement and Lock-Up Agreements. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in Local Bounti’s share price or the market price of Local Bounti Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Local Bounti is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Local Bounti as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to Local Bounti after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of Local Bounti Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from Local Bounti’s business operations.

As a public company, Local Bounti will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, Local Bounti will incur significant legal, accounting and other expenses that Local Bounti did not previously incur. Local Bounti’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in Local Bounti incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for Local Bounti to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for Local Bounti to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

Risks Related to the Business Combination and Leo

Unless the context otherwise requires, any reference in this section of this joint proxy statement/prospectus to the “Leo,” “we,” “us” or “our” refers to Leo prior to the Business Combination and to New Local Bounti following the Business Combination.

Our Sponsor and our executive officers and directors have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor and our other initial shareholders, pursuant to the Sponsor Agreement, have agreed, among other things, to vote all of their public shares and Class B ordinary shares in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Merger). As of the date of this joint proxy statement/prospectus, our initial shareholders own approximately 20% of the issued and outstanding ordinary shares.

Neither the Leo Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the Leo Board nor any committee thereof is required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price that Leo is paying for Local Bounti is fair to Leo from a financial point of view. Neither the Leo Board nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the Leo Board and management conducted due diligence on Local Bounti and researched the industry in which Local Bounti operates. The Leo Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports, financial and market data information on selected comparable companies, the implied purchase price multiple of Local Bounti and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the Leo Board and management in valuing Local Bounti, and the Leo Board and management may not have properly valued Local Bounti’s business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination. See “Business Combination Proposal—The Leo Board’s Reasons for the Business Combination.”

The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination.

In December 2019, a coronavirus (COVID-19) outbreak was reported in China, and, in March 2020, the World Health Organization declared it a pandemic. Since being initially reported in China, the coronavirus has spread throughout the world and has resulted in unprecedented restrictions and limitations on operations of many businesses, educational institutions and governmental entities, including in the United States and Canada. Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact on the business of Leo, Local Bounti and New Local Bounti, and there is no guarantee that efforts by Leo, Local Bounti and New Local Bounti to address the adverse impact of COVID-19 will be effective. If Leo or Local Bounti are unable to recover from a business disruption on a timely basis, the Business Combination and New Local Bounti’s business and financial conditions and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus pandemic, and become more costly. Each of Leo and Local Bounti may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.

Since the initial shareholders, including Leo’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Local Bounti is appropriate as our initial business combination. Such interests include that Sponsor, as well as our executive officers and directors, will lose their entire investment in us if our business combination is not completed.

When you consider the recommendation of the Leo Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including Leo’s directors and executive officers, have interests in such proposal that are different from, or in addition to (which may conflict with), those of Leo shareholders and warrant holders generally.

These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 6,875,000 Class B ordinary shares currently owned by the initial shareholders and such securities will have a significantly higher value at the time of the Business Combination. Such shares had an estimated aggregate market value of $68,475,000 based upon the closing price of $9.96 per share on the NYSE on the record date;

•

the fact that the Sponsor paid an aggregate purchase price of $8,000,000 (or $1.50 per warrant) for its private placement of 5,333,333 private placement warrants to purchase Class A ordinary shares and such private placement warrants will expire worthless if an initial business combination is not consummated by March 2, 2023. A portion of the proceeds from such private placement were placed in the trust account. Such warrants had an estimated aggregate value of approximately $4,213,333 based on the closing price of $0.79 per public warrant on the NYSE on the record date;

•

Edward C. Forst, Chairman of the board of Leo, is expected to be a director of the Combined Company after the consummation of the Business Combination. As such in the future he may receive cash fees, stock options, stock awards or other remuneration that the New Local Bounti Board determines to pay its directors;

•

the fact that the initial shareholders and Leo’s current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Leo fails to complete an initial business combination by March 2, 2023. In such event, the 6,875,000 founder shares held by our initial shareholders, which were acquired for an aggregate purchase price of $25,000 prior to Leo’s initial public offering, would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the initial shareholders;

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A ordinary shares in connection with the consummation of the Business Combination;

•

the fact that certain of Leo’s directors and officers have committed to purchase up to an aggregate of 1,100,000 shares of common stock ($11,000,000 in the aggregate) in connection with the PIPE Financing on the same terms as the other PIPE Investors;

•	the continued indemnification of Leo’s directors and officers and the continuation of Leo’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and Leo’s officers and directors will lose their entire investment in Leo and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations unless an initial business combination is consummated by March 2, 2023, although no such amounts require reimbursement as of the date of this joint proxy statement/prospectus;

•

the fact that if the trust account is liquidated, including in the event Leo is unable to complete an initial business combination by March 2, 2023, the Sponsor has agreed to indemnify Leo to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•

following the completion of the Business Combination, the Sponsor, Leo’s officers and directors and their respective affiliates will be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination (which will be the Business Combination should it occur), and repayment of any other loans, if any, and on such terms as to be determined by Leo from time to time, made by the Sponsor or certain of Leo’s officers and directors to finance transaction costs in connection with an intended initial business combination (which will be the Business Combination should it occur). If Leo fails to complete an initial business combination within the required period, the Sponsor and Leo’s officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement; and

•

pursuant to the Amended and Restated Registration Rights Agreement, the Sponsor and certain of Leo’s directors and officers will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Local Bounti common stock and New Local Bounti warrants held by such parties.

Except as otherwise described above, we do not believe that that there are any material Leo securities held by the Sponsor, our officers and directors, loans extended by (or fees due to) the Sponsor, our officers and directors, or out-of-pocket expenses for which the Sponsor, our officers and directors are awaiting reimbursement from Leo.

See “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for additional information on interests of Leo’s directors and executive officers.

The personal and financial interests of the initial shareholders as well as Leo’s directors and executive officers may have influenced their motivation in identifying and selecting Local Bounti as business combination targets, completing an initial business combination with Local Bounti and influencing the operation of the business following the initial business combination. In considering the recommendations of the Leo Board to vote for the proposals, its shareholders should consider these interests.

The exercise of Leo’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Leo’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Leo to agree to amend the Merger Agreement, to consent to certain actions taken by Local Bounti or to waive rights that Leo is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Local Bounti’s business, a request by Local Bounti to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Local Bounti’s business and would entitle Leo to terminate the Merger Agreement. In any of such circumstances, it would be at Leo’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for Leo and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this joint proxy statement/prospectus, Leo does not believe there will be any changes or waivers that Leo’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Leo will circulate a new or amended joint proxy statement/prospectus and resolicit Leo’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Subsequent to consummation of the Business Combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Local Bounti has identified all material issues or risks associated with Local Bounti, its business or the industry in which it competes. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Local Bounti. Accordingly, any shareholders of Leo who choose to remain New Local Bounti stockholders following the Business Combination could suffer a reduction in the value of their shares and warrants. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or joint proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in our warrant agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for

the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Local Bounti, some of whom may be from Leo and Local Bounti, and some of whom may join New Local Bounti following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Local Bounti.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of Leo’s key personnel may remain with the target business in senior management or advisory positions following our business combination, we expect New Local Bounti’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

Since the Merger Agreement requires us to meet the Aggregate Transaction Proceeds Condition at Closing, there is increased probability that the Business Combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.

The unaudited pro forma financial information included elsewhere in this joint proxy statement/prospectus may not be indicative of what New Local Bounti’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Local Bounti being considered the accounting acquirer in the Business Combination, the debt obligations and the cash and cash equivalents of Local Bounti at the Closing and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this joint proxy statement/prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New Local Bounti following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”

During the pendency of the Business Combination, Leo will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Certain covenants in the Merger Agreement impede the ability of Leo to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Leo may be at a disadvantage to its competitors during that period. In addition, while the Merger Agreement is in effect, neither Leo nor Local Bounti may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to Leo’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

Even if the Merger Agreement is approved by the shareholders of Leo, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see the section entitled “Business Combination Proposal—Conditions to Closing of the Business Combination.” Leo and Local Bounti may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Leo and Local Bounti to each lose some or all of the intended benefits of the Business Combination.

Because Leo is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because Leo is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. Leo is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Leo’s directors or executive officers, or enforce judgments obtained in the United States courts against Leo’s directors or officers.

Until the Domestication is effected, Leo’s corporate affairs are governed by the Memorandum of Association and the Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Leo under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Leo’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Leo judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Leo predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Leo Board or controlling shareholders than they would as public shareholders of a United States company.

The ability of Leo’s shareholders to exercise redemption rights with respect to Leo’s Public Shares may prevent Leo from completing the Business Combination or optimizing its capital structure.

Leo does not know how many shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on Leo’s expectations (and those of the other parties to the Merger Agreement) as to the number of shares that will be submitted for redemption. In addition, if a larger number of shares are submitted for redemption than Leo initially expected, Leo may need to seek to arrange for additional third party financing to be able to satisfy the Aggregate Transaction Proceeds Condition (or such lower amount designated by the Seller if the Seller waives the condition).

If too many Public Shareholders elect to redeem their shares and additional third-party financing is not available to Leo, Leo may not be able to complete the Business Combination. Even if such third-party financing is available, Leo’s ability to obtain such financing is subject to restrictions set forth in the Merger Agreement. For information regarding the parameters of such restrictions, please see the sections of this joint proxy statement/prospectus entitled “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this joint proxy statement/ prospectus entitled “Risk Factors — Risks Related to the Business Combination and Leo.”

Sponsor, as well as Local Bounti, our directors, executive officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal (under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal), and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.

In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.00 per share (which was the offering price in our initial public offering).

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our executive officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our executive officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination (which shall be the Business Combination should it occur); or (iii) absent an initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of the initial public offering, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the Business Combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to consummate the Business Combination, and results of operations.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer common stock from such exercise than if you were to exercise such warrants for cash.

The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of common stock equal to the quotient obtained by dividing (x) the product of the number of common stock underlying the warrants, multiplied by the excess of the “fair market value” of our common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in our internal control over financial reporting related to the accounting for the warrants we issued in connection with our initial public offering and private placement in March 2021. As a result of this material weakness, our management concluded that our disclosure controls and procedures were not effective as of June 30, 2021. This material weakness resulted in a misstatement of our warrant liabilities, additional paid-in capital and accumulated deficit in our previously issued audited balance sheet dated March 2, 2021, filed on a Current Report on Form 8-K on March 9, 2021.

Any failure to maintain effective internal control over financial reporting or disclosure controls and procedures could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our ordinary shares are listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”), wherein the SEC expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. As a result of the SEC Statement, we reevaluated the accounting treatment of our warrants, and pursuant to the guidance in ASC 815, Derivatives and Hedging, determined the warrants should be classified as derivative liabilities measured at fair value on our balance sheet, with any changes in fair value to be reported each period in earnings on our statement of operations.

As a result of the recurring fair value measurement, our financial statements may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Local Bounti is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New Local Bounti management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Local Bounti after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Local Bounti Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The price of New Local Bounti Common Stock and New Local Bounti’s warrants may be volatile.

Upon consummation of the Business Combination, the price of New Local Bounti Common Stock and New Local Bounti’s warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which New Local Bounti and its customers operate;

•	variations in its operating performance and the performance of its competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in New Local Bounti’s quarterly or annual operating results;

•	publication of research reports by securities analysts about New Local Bounti or its competitors or its industry;

•	the public’s reaction to New Local Bounti’s press releases, its other public announcements and its filings with the SEC;

•	New Local Bounti’s failure or the failure of its competitors to meet analysts’ projections or guidance that New Local Bounti or its competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving New Local Bounti;

•	changes in New Local Bounti’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of New Local Bounti Common Stock available for public sale; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Local Bounti Common Stock and New Local Bounti’s warrants regardless of the operating performance of New Local Bounti.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Local Bounti Common Stock to drop significantly, even if New Local Bounti’s business is doing well.

Sales of a substantial number of shares of New Local Bounti Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Local Bounti Common Stock.

It is anticipated that, upon completion of the Business Combination, (i) the Local Bounti Stockholders will own, collectively, approximately 57.2% (inclusive of 2.9% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes) of the outstanding New Local Bounti Common Stock, and (ii) Leo’s initial shareholders will own approximately 6.3% of the outstanding New Local Bounti Common Stock, in each case, assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 76.4% (inclusive of 3.8% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes) and 8.4%, respectively, assuming that, all of Leo’s outstanding public shares are redeemed in connection with the Business Combination. These percentages (i) assume that 59,493,616 shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing (excluding the holders of Local Bounti warrants that are exercised by the holders thereof, at such holders’ option, prior to completion of the Business Combination), which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) are based on 12,500,000 shares of New Local Bounti Common Stock to be issued in the PIPE Financing; (iii) do not take into account any exercise of public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing; (iv) do not take into account any shares of New Local Bounti Common Stock underlying vested and unvested Local Bounti RSUs that will be held by equityholders of Local Bounti immediately following Closing; (v) do not take into account any exercise of New Local Bounti Warrants (other than those exercised as set forth above) that will be outstanding immediately following Closing and (vi) assume the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.

We intend to file one or more registration statements prior to or shortly after the Closing to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New Local Bounti Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The public stockholders will experience immediate dilution as a consequence of the issuance of New Local Bounti Common Stock as consideration in the Business Combination and in the PIPE Financing.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on the Transaction Value (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cance-lled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earn out shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt.

Based on the foregoing, the post-closing ownership of the New Local Bounti is expected to be as follows (assuming no redemptions):

Combined Company Constituent Party	Combined Company Shares (1)	Voting %
PIPE Investors	12,500,000	11.4%
Local Bounti Common Stock (restricted and unrestricted)	59,493,616	54.3%
Local Bounti Convertible Note Holders	3,190,489	2.9%
Sponsor	6,875,000	6.3%
Public Shareholders (assuming no redemptions)	27,500,000	25.1%
Total	109,559,105	100.0%

(1)	Excludes 5,500,000 public warrants and excludes 5,333,333 private placement warrants. Subject to final adjustment as set forth in the Merger Agreement.

Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Leo securities, and may adversely affect prevailing market prices for the New Local Bounti Common Stock and/or the New Local Bounti warrants.

Warrants will become exercisable for New Local Bounti Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 10,833,333 shares of New Local Bounti Common Stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Local Bounti Common Stock will be issued, which will result in dilution to the holders of New Local Bounti Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Local Bounti Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

The provisions of the amended and restated memorandum and articles of association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of Leo (or 65% of our ordinary shares with respect to amendments to the trust agreement governing the release of funds from our trust account), which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend the amended and restated memorandum and articles of association to facilitate the completion of the Business Combination that some of our shareholders may not support.

The amended and restated memorandum and articles of association provide that any of its provisions related to pre-Business Combination activity (including the requirement to deposit proceeds of the initial public offering and the private placement of warrants into the trust account and not release such amounts except in specified circumstances, and to provide Redemption Rights to Public Shareholders as described herein) may be amended if approved by special resolution, meaning holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of Leo, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of 65% of our ordinary shares. Leo’s directors and executive officers, who collectively beneficially owned 20% of our issued and outstanding ordinary shares, will participate in any vote to amend the amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the amended and restated memorandum and articles of association which govern our pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Business Combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of the amended and restated memorandum and articles of association.

The Sponsor, executive officers and directors agreed, pursuant to agreements with us, that they will not propose any amendment to the amended and restated memorandum and articles of association to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with the Business Combination or to redeem 100% of our public shares if we do not complete the Business Combination within 24 months from the closing of the initial public offering, unless we provide our Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of taxes paid or payable), divided by the number of then outstanding public shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Class A ordinary shares or common stock, as applicable, purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the New Local Bounti Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we may redeem your warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of Class A ordinary shares determined based on the redemption date and the fair market value of our Class A ordinary shares.

The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 Class A ordinary shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants. None of the private placement warrants will be redeemable by us, subject to certain circumstances, so long as they are held by our sponsor or its permitted transferees.

The NYSE may not list New Local Bounti’s securities on its exchange, which could limit investors’ ability to make transactions in New Local Bounti’s securities and subject New Local Bounti to additional trading restrictions.

An active trading market for New Local Bounti’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on the NYSE, we will be required to demonstrate compliance with the NYSE’s listing requirements. We will apply to have New Local Bounti’s securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements. Even if New Local Bounti’s securities are listed on the NYSE, New Local Bounti may be unable to maintain the listing of its securities in the future.

If New Local Bounti fails to meet the listing requirements and the NYSE does not list its securities on its exchange, Local Bounti would not be required to consummate the Business Combination. In the event that Local Bounti elected to waive this condition, and the Business Combination was consummated without New Local Bounti’s securities being listed on the NYSE or on another national securities exchange, New Local Bounti could face significant material adverse consequences, including:

•	a limited availability of market quotations for New Local Bounti’s securities;

•	reduced liquidity for New Local Bounti’s securities;

•

a determination that New Local Bounti Common Stock is a “penny stock” which will require brokers trading in New Local Bounti Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Local Bounti’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Local Bounti’s securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for New Local Bounti following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

We are subject to and New Local Bounti will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both Leo’s costs and the risk of non-compliance and will increase both New Local Bounti’s costs and the risk of non-compliance.

We are and New Local Bounti will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and New Local Bounti’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Local Bounti’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Related to the Consummation of the Domestication

Unless the context otherwise requires, any reference in this section of this joint proxy statement/prospectus to “we,” “us” or “our” refers to Leo prior to the Business Combination and to New Local Bounti following the Business Combination.

The Domestication may result in adverse tax consequences for holders of Leo public shares and public warrants, including holders exercising redemption rights.

As discussed more fully under the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders” below, the Domestication will qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. U.S. Holders (as defined in such section) of Leo public shares will be subject to Section 367(b) of the Code and, as a result:

•

a U.S. Holder of Leo public shares whose Leo public shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares, will generally not recognize any gain or loss and will generally not be required to include any part of Leo’s earnings in income pursuant to the Domestication;

•

a U.S. Holder of Leo public shares whose Leo public shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares will generally recognize gain (but not loss) on the exchange of Leo public shares for shares in New Local Bounti (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Leo public shares, provided certain other requirements are satisfied. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder of Leo public shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Leo public shares entitled to vote or 10% or more of the total value of all classes of Leo public shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Leo public shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even though the Domestication will qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Leo public shares or public warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Leo public shares or public warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging public warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Leo public shares or public warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Leo is a blank check company with no current active business, subject to the potential application of the start-up exception discussed below, we believe that Leo may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of Leo public shares or public warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. holder has made certain tax elections with respect to such U.S. Holder’s public shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s public warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Leo. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — PFIC Considerations.”

In the event that the Domestication is completed on or before December 31, 2021, it is possible that Leo may be eligible for the “start-up exception.” If the start-up exception applies, Leo will not have been a PFIC for its first taxable year that ends as a result of the Domestication. For more information on the start-up exception, see the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — PFIC Considerations.”

For a description of the tax consequences for shareholders exercising redemption rights in connection with the Business Combination, see the sections entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” and “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights.”

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s New Local Bounti Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication under their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to public warrants, see “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders.”

We may have been a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

Because Leo is a blank check company with no current active operating business, subject to the potential application of the start-up exception discussed below, we believe that Leo may be classified as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of Leo public shares or public warrants who or that is a “U.S. Holder” as that term is defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders,” such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. Our PFIC status for any taxable year will not be determinable until after the end of each taxable year. If we determine we are a PFIC for any taxable year, upon written request, Leo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to public warrants in all cases. In the event that the Domestication is completed on or before December 31, 2021, it is possible that Leo may be eligible for the “start-up exception.” If the start-up exception applies, Leo will not have been a PFIC for its first taxable year that ends as a result of the Domestication, as discussed below.

The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules under their particular circumstances, including as a result of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders.”

Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in corporate tax rates , the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Upon consummation of the Business Combination, the rights of holders of New Local Bounti Common Stock arising under the DGCL as well as Proposed Governing Documents will differ from and may be less favorable to the rights of holders of Class A ordinary shares arising under Cayman Islands law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New Local Bounti Common Stock will arise under the Proposed Governing Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Governing Documents and Cayman Islands law and, therefore, some rights of holders of New Local Bounti Common Stock could differ from the rights that holders of Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New Local Bounti becomes involved in costly litigation, which could have a material adverse effect on New Local Bounti.

In addition, there are differences between the Proposed Governing Documents of New Local Bounti and the current constitutional documents of Leo. For a more detailed description of the rights of holders of New Local Bounti Common Stock and how they may differ from the rights of holders of Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Local Bounti are attached as Annex C and Annex D, respectively, to this joint proxy statement/prospectus, and we urge you to read them.

Delaware law and New Local Bounti’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Governing Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New Local Bounti Board and therefore depress the trading price of New Local Bounti Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New Local Bounti board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Governing Documents include provisions regarding:

•

the ability of the New Local Bounti Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, New Local Bounti’s directors and officers;

•

a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders after such date and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•

the requirement that a special meeting of stockholders may be called only by a majority of the entire New Local Bounti Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•

the ability of the New Local Bounti Board to amend the bylaws, which may allow the New Local Bounti Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to the New Local Bounti Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Local Bounti Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Local Bounti.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Local Bounti Board or management.

In addition, the Proposed Certificate of Incorporation includes a provision substantially similar to Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of New Local Bounti’s outstanding capital stock from engaging in certain business combinations with us for a specified period of time.

New Local Bounti’s Proposed Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between New Local Bounti and its stockholders, which could limit New Local Bounti’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Local Bounti or its directors, officers, stockholders, employees or agents.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Business Combination, provides that, unless New Local Bounti consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of New Local Bounti, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Local Bounti to New Local Bounti or New Local Bounti’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Proposed Certificate of Incorporation or Proposed Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or Proposed Bylaws, or (v) any action asserting a claim against New Local Bounti governed by the internal affairs doctrine. The forgoing provisions will not apply to any claims arising under the Exchange Act or the Securities Act and, unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

This choice of forum provision in our Proposed Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Local Bounti or any of New Local Bounti’s directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New Local Bounti may incur additional costs associated with resolving such action in other jurisdictions, which could harm New Local Bounti’s business, results of operations and financial condition.

Following the completion of the Business Combination, certain significant New Local Bounti stockholders whose interests may differ from those of public stockholders following the Business Combination will have the ability to significantly influence the Combined Company’s business and management.

Pursuant to the Merger Agreement, the members of our board of directors immediately following the Closing Date will be Pamela Brewster, Edward C. Forst, Craig M. Hurlbert, Travis Joyner, Mark J. Nelson and Matt Nordby. Accordingly, Local Bounti will be able to significantly influence the approval of actions requiring board of director approval through their voting power. Such stockholders will retain significant influence with respect to New Local Bounti’s management, business plans and policies, including the appointment and removal of its officers. In particular, Local Bounti could influence whether acquisitions, dispositions and other change of control transactions are approved.

The Certificate of Incorporation will not limit the ability of the Sponsor or its affiliates to compete with the Combined Company.

The Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the additive manufacturing industry. In the ordinary course of their business activities, the Sponsor and its affiliates may engage in activities where their interests conflict with New Local Bounti’s interests or those of its stockholders. The Certificate of Incorporation will provide that none of the Sponsor, any of its affiliates or any director who is not employed by New Local Bounti (including any non-employee director who serves as one of its officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which New Local Bounti operates. The Sponsor and its affiliates also may pursue, in their capacities other than as directors of New Local Bounti, acquisition opportunities that may be complementary to New Local Bounti’s business, and, as a result, those acquisition opportunities may not be available to New Local Bounti. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Leo’s executive officers and directors and/or their affiliates may enter into agreements concerning Leo’s securities prior to the extraordinary general meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the public shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or its securities, Leo’s executive officers and directors and/or their affiliates may enter into a written plan to purchase Leo’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or its securities, Leo’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Condition Precedent Proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal or the other Condition Precedent Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Leo’s officers and directors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling public shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares or warrants owned by the Sponsor for nominal value to such investors or holders.

The purpose of such share purchases and other transactions by Leo’s officers and directors and/or their respective affiliates would be to increase the likelihood of satisfaction of the requirements that (x) the holders of the requisite number of Leo Shares present and voting at the extraordinary general meeting vote in favor of the Business Combination Proposal and the other Condition Precedent Proposals and/or (y) Leo will (without regard to any assets or liabilities of the Target Companies) have at least $5,000,001 in net tangible assets immediately prior to the Closing, after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions, when, it appears that such requirements would otherwise not be met.

Entering into any such arrangements may have a depressive effect on the Leo Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.

As of the date of this joint proxy statement/prospectus, except as noted above and except for the Subscription Agreements entered into by certain directors and officers of Leo in connection with the PIPE Financing, Leo’s directors and executive officers and their affiliates have not entered into any such agreements. Leo will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

New Local Bounti’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause New Local Bounti to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Combined Company’s common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and board of directors’ attention and resources from New Local Bounti’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to New Local Bounti’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, New Local Bounti may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Risks Related to the Redemption

Unless the context otherwise requires, any reference in this section of this joint proxy statement/prospectus to “we,” “us” or “our” refers to Leo prior to the Business Combination and to New Local Bounti following the Business Combination.

Public Shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this joint proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, Leo’s transfer agent, in which it (a) requests that New Local Bounti redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number and address; and (iii) delivers its public shares to Continental, Leo’s transfer agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on November 12, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Continental, Leo’s transfer agent, will need to act to facilitate this request. It is Leo’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Leo does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Leo’s transfer agent, New Local Bounti will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of Leo—Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of Leo’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Leo’s compliance with the proxy rules, a public shareholder fails to receive Leo’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that Leo is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of Leo—Redemption Rights” for additional information on how to exercise your redemption rights.

If the Aggregate Transaction Proceeds Condition is waived, Leo does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of Leo’s shareholders do not agree.

The Existing Governing Documents do not provide a specified maximum redemption threshold, except that Leo will not redeem public shares in an amount that would cause Leo’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result, Leo may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this joint proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Leo or the persons described above have been entered into with any such investor or holder. Leo will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Leo will require each public shareholder seeking to exercise redemption rights to certify to Leo whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to Leo at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Leo makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Leo’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Leo if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Leo consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Leo cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Leo’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Leo’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

Leo can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Leo share price, and may result in a lower value realized now than a shareholder of Leo might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this joint proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to our amended and restated memorandum and articles of association, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income, net of income taxes paid or payable (less, in the case we are unable to complete our initial business combination, $100,000 of interest to pay dissolution expenses). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Leo Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The Leo Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Leo Board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

References in this section to “we,” “us” and “our” refer to Leo.

If we are not able to complete the Business Combination with Local Bounti nor able to complete another business combination by March 2, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

If we are not able to complete the Business Combination with Local Bounti nor able to complete another business combination by March 2, 2023, in each case, as such date may be extended pursuant to our

Existing Governing Documents we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the completion of a business combination (including the Closing), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of our public shares if we do not complete our initial business combination by March 2, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, and (iii) the redemption of our public shares if we have not consummated an initial business by March 2, 2023, subject to applicable law and as further described herein. Public shareholders who redeem their public shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by March 2, 2023, with respect to such public shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If we do not consummate an initial business combination by March 2, 2023, our public shareholders may be forced to wait until after March 2, 2023 before redemption from the trust account.

If we are unable to consummate our initial business combination by March 2, 2023 (as such date may be extended pursuant to our Existing Governing Documents), we will distribute the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this joint proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Existing Governing Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond March 2, 2023 (as such date may be extended pursuant to our Existing Governing Documents), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Existing Governing Documents, and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination and do not amend our Existing Governing Documents. Our Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through March 2, 2023, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of June 20, 2021, we had cash of $460,232 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of June 30, 2021, we had total current liabilities of $133,828. The funds available to us outside of the trust account may not be sufficient to allow us to operate until March 2, 2023, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF LEO

General

Leo is furnishing this joint proxy statement/prospectus to Leo’s shareholders as part of the solicitation of proxies by the Leo Board for use at the extraordinary general meeting of Leo to be held on November 16, 2021, and at any adjournment thereof. This joint proxy statement/prospectus is first being furnished to Leo’s shareholders on or about October 22, 2021 in connection with the vote on the proposals described in this joint proxy statement/prospectus. This joint proxy statement/prospectus provides Leo’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held at 9:00 a.m., Eastern Time, on November 16, 2021 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50 Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

Purpose of the Leo Extraordinary General Meeting

At the extraordinary general meeting, Leo is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement, including the Merger, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

•	a proposal to approve by special resolution the Proposed Certificate of Incorporation;

•

a proposal to approve, on a non-binding advisory basis, each of the Governing Documents Proposals and thereby (i) authorize change to authorized capital stock, (ii) authorize the Leo Board to make issuances of preferred stock, (iii) adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, and (iv) approve other changes to be made in connection with the adoption of Governing Documents. A copy of the Proposed Certificate of Incorporation and Proposed Bylaws is attached to this joint proxy statement/prospectus as Annex C and D, respectively;

•

to authorize by way of ordinary resolution the change in the authorized capital stock of Leo from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 400,000,000 shares of common stock, par value $0.0001 per share, of New Local Bounti and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share, of New Local Bounti.;

•

to authorize the New Local Bounti Board to issue any or all shares of New Local Bounti Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Local Bounti Board and as may be permitted by the DGCL;

•	to authorize the removal of the ability of New Local Bounti stockholders to take action by written consent in lieu of a meeting; and

•

to amend and restate the Existing Governing Documents and authorize all other changes necessary or, as mutually agreed in good faith by Leo and Local Bounti, desirable in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication;

•

a proposal to approve by ordinary resolution shares of New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing in compliance with the NYSE listing requirements;

•	a proposal to approve and adopt by ordinary resolution the Equity Incentive Plan;

•	a proposal to approve and adopt by ordinary resolution the ESPP;

•	a proposal to approve and adopt by ordinary resolution the election of six (6) members of the board of directors of New Local Bounti following Closing; and

•

a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal, is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, Employee Stock Purchase Plan Proposal and the Director Election Proposal is conditioned upon the approval of any other proposal.

Recommendation of the Leo Board

The Leo Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Leo and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Leo shareholders holding shares in “street name” will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on October 15, 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. As of the close of business on the record date, there were 34,375,000 ordinary shares issued and outstanding, of which 27,500,000 were issued and outstanding public shares.

Quorum

A quorum of Leo shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 17,187,501 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on any of the proposals at the extraordinary general meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of any of the proposals voted upon at the extraordinary general meeting. However, the NYSE requires that for the proposals voted upon at the extraordinary general meeting to be approved, there must be more votes cast in favor of each proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the proposals voted upon at the extraordinary general meeting.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the election of directors to the Leo Board. Therefore, only holders of Class B ordinary shares will vote on the election of directors at the extraordinary general meeting. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. None of the Governing Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Director Election Proposal is conditioned upon the approval of any other proposal.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your extraordinary general meeting proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•

You can vote by signing and returning the enclosed extraordinary general meeting proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the extraordinary general meeting proxy card, will vote your shares as you instruct on the extraordinary general meeting proxy card. If you sign and return the extraordinary general meeting proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Leo Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•

You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Leo can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Leo shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another extraordinary general meeting proxy card with a later date;

•	you may notify Leo’s general counsel in writing before the extraordinary general meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, our proxy solicitor, by calling (800) 662-5200 (toll free), or banks and brokers can call collect at (203) 658-9400, or by emailing LIII.info@investor.morrowsodali.com.

Redemption Rights

In connection with the proposed Business Combination, pursuant to the Existing Governing Documents, a public shareholder may request of Leo that New Local Bounti redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Leo’s transfer agent, in which you (i) request that New Local Bounti redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, Leo’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on November 12, 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Leo’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders (other than those who have agreed not to do so by executing a Transaction Support Agreement) may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Leo’s transfer agent, New Local Bounti will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Local Bounti Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of New Local Bounti Common Stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this joint proxy statement/prospectus, the initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on the record date was $9.96. For illustrative purposes, as of June 30, 2021, funds in the trust account plus accrued interest thereon totaled approximately $275 million or $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Leo cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither our shareholders nor our warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

Leo is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Leo and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Leo will bear the cost of the solicitation.

Leo has hired Morrow to assist in the proxy solicitation process. Leo will pay that firm a fee of $         plus disbursements. Such fee will be paid with non-trust account funds.

Leo will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Leo will reimburse them for their reasonable expenses.

Leo Initial Shareholders’ Agreements

As of the date of this joint proxy statement/prospectus, there are 34,375,000 ordinary shares issued and outstanding, which includes an aggregate of 6,875,000 Class B ordinary shares held by the initial shareholders, including the Sponsor. In addition, as of the date of this joint proxy statement/prospectus, there is outstanding an aggregate of 10,833,333 warrants, comprised of 5,333,333 private placement warrants held by Sponsor and the 5,500,000 public warrants.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal (under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal), and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1 – BUSINESS COMBINATION PROPOSAL

Overview

We are asking our shareholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). Leo shareholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby. Please see “ —The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal. The descriptions of the Merger Agreement and the related agreements and the transactions contemplated thereby are qualified in their entirety by reference to the full text of the Merger Agreement and the related agreements that are filed with this joint proxy statement/prospectus.

Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued of ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Agreement and Plan of Merger

This subsection of the joint proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this joint proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this joint proxy statement/prospectus as characterizations of the actual state of facts about Leo, the Sponsor, Local Bounti or any other matter.

On June 17, 2021, Leo, First Merger Sub, Second Merger Sub and Local Bounti entered into the Merger Agreement, which provides for, among other things, the following transactions:

(a)

On the Closing Date, prior to the time at which the First Effective Time occurs, Leo will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which Leo will change its name to “Local Bounti Corporation”;

(b)

The parties to the Merger Agreement will cause certificates of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which (i) following the Domestication, First Merger Sub will merge with and into Local Bounti, with Local Bounti as the surviving company in the First Merger and, after giving effect to such merger, Local Bounti shall be a wholly-owned subsidiary of Leo, and (ii) immediately following the consummation of the First Merger, Local Bounti will merge with and into Second Merger Sub, with Second Merger Sub as the surviving company in the Second Merger and, after giving effect to such merger, Local Bounti shall be a wholly-owned subsidiary of Leo;

(c)

In accordance with the terms and subject to the conditions of the Merger Agreement, at the First Effective Time, (i) each share of Local Bounti common stock outstanding as of immediately prior to the First Effective Time (other than dissenting shares and shares held by Local Bounti as treasury stock (which treasury shares will be cancelled for no consideration as part of the First Merger)) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described below) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and converted into a Leo restricted stock unit, subject to the same terms and conditions, including vesting schedule, as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled immediately prior to the Closing and the right to receive the applicable portion of the earnout shares (as described below), and (iv) each warrant of Local Bounti that is outstanding and unexercised will be assumed by Leo and converted into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised immediately prior to the Closing;

(d)

In addition, all outstanding principal amount, and all accrued and unpaid interest on, Local Bounti’s convertible debt will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt; and

(e)

Equal thirds of 2.5 million earnout shares will be issued to Local Bounti equityholders entitled to receive a portion of the earnout consideration on a pro rata basis if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 or $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

The securities to be issued pursuant to the Merger Agreement will be restricted securities and have not been registered with the Securities Act. In addition, in connection with the Domestication, New Local Bounti will amend and restate the Existing Governing Documents to be the Proposed Governing Documents, as described in the section of this joint proxy statement/prospectus titled “Description of New Local Bounti Securities.”

In connection with the foregoing and substantially concurrent with the execution of the Merger Agreement, Leo entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Leo has agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 12,500,000 shares of New Local Bounti Common Stock at a purchase price of $10.00 per share, for aggregate gross proceeds of $125.0 million, which we refer to as the “PIPE Financing.” The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Leo will grant the investors in the PIPE Financing certain customary registration rights. The shares of New Local Bounti Common

Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Leo will, within 30 days after the consummation of the Business Combination, file with the SEC a registration statement registering the resale of such shares of New Local Bounti Common Stock and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing, including the Sponsor Agreement, the Subscription Agreements, the Company Stockholder Support Agreements and the Amended and Restated Registration Rights Agreement (each as defined in the accompanying joint proxy statement/prospectus). See “—Related Agreements” for more information.

Effect of the Domestication on Existing Leo Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the First Effective Time on the Closing Date:

•	each issued and outstanding Class A ordinary share of Leo will convert automatically by operation of law, on a one-for-one basis, into shares of New Local Bounti Common Stock;

•	each issued and outstanding Class B ordinary share of Leo will convert automatically by operation of law, on a one-for-one basis, into shares of New Local Bounti Common Stock;

•

each issued and outstanding whole warrant to purchase Class A ordinary shares of Leo will represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Leo Warrant Agreement;

•

the governing documents of Leo will be amended and restated and become the certificate of incorporation and the bylaws as described in this joint proxy statement/prospectus and Leo’s name will change to “Local Bounti Corporation”;

•

the form of the certificate of incorporation and the bylaws will be appropriately adjusted to give effect to any amendments contemplated by the form of certificate of incorporation or the bylaws that are not adopted and approved by the Leo shareholders, other than the amendments to the Leo governing documents that are contemplated by the Charter Proposal, which are a condition to the Closing; and

•

in connection with the first three bullets above, each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A ordinary shares of Leo and underlying Leo warrants upon the request of the holder thereof prior to the Domestication will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant representing the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Leo Warrant Agreement.

Consideration to Local Bounti Equityholders in the Business Combination

In accordance with the terms and subject to the conditions of the Merger Agreement, at the First Effective Time, (i) each share of Local Bounti common stock outstanding as of immediately prior to the First Effective Time (other than dissenting shares and shares held by Local Bounti as treasury stock (which treasury shares will be cancelled for no consideration as part of the First Merger)) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described below) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and converted into a Leo restricted stock unit, subject to the same terms and conditions, including vesting schedule, as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled immediately prior to the Closing and the right to receive the applicable portion of the earnout shares (as described below), and (iv) each warrant of Local Bounti that is outstanding and unexercised will be assumed by Leo and converted into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised immediately prior to the Closing. In addition, all outstanding principal amount, and all accrued and unpaid interest on, Local Bounti’s convertible debt will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Equal thirds of 2,500,000 earnout shares will be issued to Local Bounti equityholders entitled to receive a portion of the earnout consideration on a pro rata basis if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 or any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control if the applicable thresholds are met in such Change of Control. In addition, in connection with the Domestication, New Local Bounti will amend and restate the Existing Governing Documents to be the Proposed Governing Documents, as described in the section of this joint proxy statement/prospectus titled “Description of New Local Bounti Securities.”

Aggregate New Local Bounti Proceeds

The Available Cash will be used for working capital and general corporate purposes of New Local Bounti after the Business Combination and payment of the cash consideration, the debt repayment amount and transaction expenses.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Merger Agreement is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or on such other date as Leo and Local Bounti may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination being in effect;

•	all required filings under the HSR Act shall have been completed, and the applicable waiting period under the HSR Act relating to the Business Combination having been expired or been terminated;

•

the approval of each Condition Precedent Proposal by the affirmative vote of the holders of the requisite number of ordinary shares of Leo being obtained in accordance with Leo’s Governing Documents and applicable law;

•

the approval of the Merger Agreement and the transactions contemplated thereby being obtained by the requisite number of Local Bounti Stockholders in accordance with the DGCL, Local Bounti’s governing documents and Local Bounti’s stockholder agreements;

•

this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement/proxy statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

Other Conditions to the Obligations of the Leo Parties

The obligations of the Leo Parties to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Leo (on behalf of itself and the other Leo Parties) of the following further conditions:

•

the representations and warranties of Local Bounti regarding organization and qualification of Local Bounti and its subsidiaries, the representations and warranties regarding the authority of Local Bounti to, among other things, consummate the transactions contemplated by the Merger Agreement, certain representations and warranties regarding the capitalization of Local Bounti, the representations and warranties regarding ownership and capitalization of Local Bounti’s subsidiaries and the representations and warranties of Local Bounti regarding brokers fees being true and correct in all but de minimis respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•

the other representations and warranties of Local Bounti being true and correct (without giving effect to any limitation as to “materiality” or “Local Bounti Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, in the aggregate, would not or would not reasonably be expected to have a Local Bounti Material Adverse Effect;

•	Local Bounti having performed in all material respects the covenants and agreements required to be performed by it under the Merger Agreement prior to the Closing;

•	since the date of the Merger Agreement, no Local Bounti Material Adverse Effect has occurred that is continuing;

•

all Local Bounti equity interests that are not Local Bounti common stock, including any securities convertible into (including Local Bounti’s convertible debt) or exchangeable for, or options, warrants (other than the assumed warrants) or rights to purchase or subscribe for any shares of Local Bounti’s capital stock having been converted into shares of Local Bounti common stock as of immediately prior to the First Effective Time;

•	Leo having received a certificate executed by an authorized officer of Local Bounti confirming that the conditions set forth in the first four bullet points in this section have been satisfied; and

•

Local Bounti having delivered evidence of the filing and acceptance of the certificate of validation with the Secretary of the State of the State of Delaware to ratify the increase in the number of authorized shares and the issuance of the Local Bounti restricted stock in the form mutually agreed upon by Local Bounti and Leo and effectiveness of such certificate of validation from the Secretary of the State of the State of Delaware.

Other Conditions to the Obligations of Local Bounti

The obligations of Local Bounti to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Local Bounti of the following further conditions:

•

the representations and warranties of the Leo Parties being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the

Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, in the aggregate, would not or would not reasonably be expected to have a material adverse effect on the ability of the Leo Parties to consummate the transactions contemplated by this Agreement;

•	the Leo Parties having performed in all material respects the covenants and agreements required to be performed by them under the Merger Agreement prior to the Closing;

•	Local Bounti having received a certificate executed by an authorized officer of Leo confirming that the conditions set forth in the first two bullet points of this section have been satisfied;

•	the Available Cash being equal to or greater than $150,000,000;

•

the shares of New Local Bounti Common Stock (including the shares of New Local Bounti Common Stock to be issued in connection with the Merger and the Domestication) being listed or approved for listing on NYSE, subject only to official notice of issuance thereof;

•

the filing with the Delaware Secretary of State of the Proposed Certificate of Incorporation attached to this joint proxy statement/prospectus as Annex C and New Local Bounti adopting the Proposed Bylaws attached to this joint proxy statement/prospectus as Annex D, in each case, subject to the required approval of the holders of Leo’s ordinary shares;

•	the PIPE Financing having been consummated materially in accordance with the terms set forth in the applicable Subscription Agreements;

•

after giving effect to the transactions contemplated by the Merger Agreement (including the PIPE Financing), Leo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

•	the Domestication having been consummated.

Representations and Warranties

Under the Merger Agreement, Local Bounti made customary representations and warranties to Leo relating to, among other things: organization and qualification; authorization; capitalization; subsidiaries; consents and approvals; financial statements; absence of undisclosed liabilities; absence of certain changes; real property; intellectual property; data privacy and security; litigation; material contracts; tax matters; environmental matters; licenses and permits; regulatory compliance; employee plans; labor matters; compliance with international trade and anti-corruption laws; brokers; insurance; transactions with affiliates; information supplied; material customers and material suppliers; compliance with laws; assets; and solvency.

Under the Merger Agreement, the Leo Parties made customary representations and warranties to Local Bounti relating to, among other things: organization and qualification; authorization; capitalization; consent and approvals; financial statements; the PIPE Financing; litigation; tax matters; compliance with laws; brokers; subsidiaries; SEC documents; information supplied to the SEC and in public filings and SEC filings; listing matters; business activities; Leo board and shareholder approval; the trust account; transactions with affiliates; indebtedness; title to property; material contracts; sponsor agreement; and absence of certain changes.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Local Bounti and the Leo Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Local Bounti and the Leo Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a “Local Bounti Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Local Bounti and its subsidiaries, taken as a whole or (b) the ability of Local Bounti and its subsidiaries to perform any of their respective covenants or obligations under the Merger Agreement or any ancillary agreement or to consummate the transactions contemplated thereby; provided, that in the case of clause (a), the term “Local Bounti Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by: (i) changes or proposed changes in laws, regulations or interpretations thereof after the date of the Merger Agreement, (ii) changes or proposed changes in U.S. GAAP after the date of the Merger Agreement, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which Local Bounti and its subsidiaries operate in the jurisdictions where Local Bounti and its subsidiaries operate, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account; provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Local Bounti Material Adverse Effect” if, and to the extent, any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Local Bounti and its subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which Local Bounti and its subsidiaries operate in the jurisdictions where Local Bounti and its subsidiaries.

Covenants of the Parties

Covenants of Local Bounti

Local Bounti made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions or as consented to in advance in writing by Leo, prior to the Closing or earlier termination of the Merger Agreement, Local Bounti will, and will cause its subsidiaries to (i) conduct the business of Local Bounti and its subsidiaries in the ordinary course and in compliance in all material respects with applicable laws and (ii) use its reasonable best efforts to (A) preserve intact its present business organization, (B) keep available the services of and retain its directors, officers and key employees and (C) maintain and preserve existing relationships with its suppliers, vendors, customers, employees, insurers and others having material business relationships with Local Bounti.

•

Subject to certain exceptions, prior to the Closing or earlier termination of the Merger Agreement, Local Bounti will, and will cause its subsidiaries to, not do any of the following without Leo’s prior written consent:

•	amend, modify, waive or fail to enforce any of the governing documents or stockholder agreements of Local Bounti;

•	issue, sell or authorize any shares of capital stock or any other equity interests of Local Bounti;

•	split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of capital stock or any other equity interests of Local Bounti;

•	make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

•	make any change to any of the cash management practices of Local Bounti or any of its subsidiaries;

•

make any change to any policy or practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to its business or accelerate or delay the payment or receipt of any payables or receivables;

•

(i) grant any material refunds, credits, rebates or allowances to customers or (ii) give any discount, accommodation or other concession other than in the ordinary course, in order to accelerate or induce the collection of any receivable;

•

take any action or fail to take any action that would have, or could reasonably be expected to have, the effect of (i) delaying or postponing the payment of any accounts payable or commissions or any other liability to post-closing periods or (ii) accelerating the collection of (or discount) any accounts or notes receivable to pre-closing periods;

•

incur any indebtedness in excess of $250,000 in the aggregate, other than indebtedness related to the Live Oak Term Sheet and the Additional Cargill Warrants (each as defined in the Merger Agreement), or make any loans or advances to any other person;

•	cancel or forgive any indebtedness in excess of $250,000 in the aggregate owed to Local Bounti or any of its subsidiaries;

•	except as may be required by law or U.S. GAAP, make any material change in the financial or tax accounting methods, principles or practices of Local Bounti or any of its subsidiaries;

•

make, change or rescind any tax election; settle or compromise any claim, notice, audit report or assessment in respect of taxes; change any tax period; adopt or change any method of tax accounting; file any amended tax return or claim for a tax refund; surrender any right to claim a refund of taxes; enter into any tax allocation agreement, sharing agreement, indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement related to any tax; request any tax ruling from a competent authority; or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

•	enter into, renew, modify or amend any affiliate agreements;

•	grant or otherwise create or consent to the creation of any lien (other than a permitted lien) on any of its material assets, owned real properties or leased real properties;

•	sell, lease, license or otherwise dispose of any of its material properties or assets that are material its business, except sales of inventory in the ordinary course of business;

•

sell, assign, transfer, lease, license, abandon, let lapse, cancel, dispose of, or otherwise subject to any lien (other than permitted liens) any material intellectual property, except non-exclusive licenses of intellectual property granted in the ordinary course or the full-term expiration of registered intellectual property or abandonment in the ordinary course of intellectual property not material to the business of Local Bounti or any of its subsidiaries;

•

amend, extend, renew, assign or otherwise modify any material contract in a manner materially less favorable to Local Bounti or any of its subsidiaries, taken as a whole; enter into any material contract; or terminate any material contract other than in the ordinary course;

•	hire, engage or terminate without cause, furlough or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000;

•

waive or release any noncompetition, nonsolicitation, nondisparagement, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor, other than in the ordinary course;

•

increase the wages or bonus, severance, profit sharing, retirement, insurance or other compensation or benefits; adopt, enter into or establish any plan or arrangement, or amend, modify, terminate any existing benefit plan of Local Bounti; accelerate the time of payment, vesting or funding of any compensation or benefits under any benefit plan of Local Bounti; make or agree to new make any bonus or incentive payments to any individual; or make any personnel change to the management of Local Bounti;

•

modify, negotiate, extend, terminate or enter into any collective bargaining agreement, or recognize or certify any labor union or organization, works council, or group of employees as the bargaining representative for any employees;

•	implement or announce any employee layoffs or furloughs, reductions in force or similar actions that could implicate the WARN Act;

•

pay, discharge, compromise, waive, release or settle any material rights or pending or threatened actions (i) involving payments in excess of a certain threshold, (ii) seeking injunctive or other equitable remedy, (iii) imposing any material restrictions on the operations of Local Bounti or any of its subsidiaries or (iv) by any equityholders or any other person, which relates to the transactions contemplated by the Merger Agreement, except for certain exceptions;;

•	make or incur any capital expenditures that in aggregate exceed $100,000 in excess of Local Bounti’s annual capital expenditure budget;

•

buy, purchase or otherwise acquire any assets, securities, properties, interests or businesses, other than inventory and supplies in the ordinary course of business, or other assets in an amount not to exceed $150,000 individually or $250,000 in the aggregate;

•	merge or consolidate with any other person;

•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	enter into any new line of business, except as expressly set forth in any business plan made available to Leo;

•	fail to maintain the insurance policies or comparable replacement policies consistent with levels maintained by Local Bounti and each subsidiary as of the date of the Merger Agreement;

•	take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay or prevent any required approvals under antitrust or competition laws;

•	make any political contributions to political candidates or political action committees; and

•	take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by the Merger Agreement.

•	Local Bounti will terminate certain affiliate contracts except as set forth on the Local Bounti disclosure schedules effective as of the Closing.

•

Within forty-eight (48) hours of this joint proxy statement/prospectus being declared effective by the SEC, Local Bounti will deliver to Leo a copy of a written consent of the Local Bounti Stockholders approving the Merger Agreement and the transactions contemplated thereby, duly executed by the Local Bounti Stockholders required to approve and adopt such matters (the “Local Bounti Stockholder Written Consent”).

•

Local Bounti will deliver to Leo (i) within fifteen (15) days following the end of any month prior to the Closing, the unaudited balance sheet as of the end of such month, and (ii) if this joint proxy statement/prospectus has not been declared effective by the SEC on or prior to August 12, 2021, within thirty (30) days following the end of any fiscal quarter prior to the Closing, the unaudited balance sheet as of the end of such fiscal quarter.

•

On or prior to the Closing, Local Bounti will purchase a “tail” policy providing liability insurance coverage for Local Bounti directors and officers with respect to matters occurring on or prior to the Closing.

•

Prior to the Closing or earlier termination of the Merger Agreement in accordance with its terms, Local Bounti will not, and will cause its representatives and subsidiaries not to: (i) solicit, initiate or knowingly take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any third party other than Leo and the Sponsor (and their respective representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Local Bounti Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Local Bounti Competing Transaction; (iii) furnish (including through any virtual dataroom) any information relating to Local Bounti or any of its assets or businesses, or afford access to the assets, business, properties, books or records of Local Bounti to a Competing Buyer, for the express purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Local Bounti Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Local Bounti Competing Transaction; (v) approve, endorse, recommend, execute or enter into any agreement or written arrangement relating to any Local Bounti Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Local Bounti Competing Transaction; or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives acting on its behalf to take any such action.

Covenants of Leo

Leo made certain covenants under the Merger Agreement, including, among others, the following:

•	Subject to certain exceptions or as consented to in writing by Local Bounti, prior to the Closing, the Leo Parties will not do any of the following:

•	amend or modify the Existing Governing Documents or the trust agreement;

•	make any reduction in the trust amount, other than as expressly permitted by the Existing Governing Documents or the trust agreement;

•

issue, sell or authorize any shares of capital stock or any other equity interests, as applicable, other than issuance of additional Leo shares to third-party investors solely for the purposes of satisfying the minimum available cash condition;

•	split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of capital stock or any other equity interests, as applicable;

•	make any material tax election not required by law or settle or compromise any material tax liability other than in the ordinary course of business;

•	except as may be required by law or U.S. GAAP, make any material change in the financial or tax accounting methods, principles or practices of Leo or Merger Subs;

•	make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

•	buy, purchase or acquire any assets, securities, properties, interests or businesses;

•

incur any indebtedness or make any loans or advances to any other person, in each case, except a working capital loan not to exceed $1 million from the Sponsor or an affiliate thereof or certain of Leo’s officers and directors to finance Leo’s transaction costs;

•	take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay or prevent any required approvals under antitrust or competition laws;

•

pay, discharge, compromise, waive, release or settle any material rights or pending or threatened actions (i) involving payments in excess of a certain threshold, (ii) seeking injunctive or other equitable remedy, (iii) imposing any material restrictions on the operations of Leo, New Local

Bounti or any of its subsidiaries or (iv) not providing for a general and complete release of all claims against Leo, its affiliates and any other person to which Leo owes any obligation; and

•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization.

•

Following the effectiveness of this registration statement of which this joint proxy statement/prospectus forms a part, Leo will duly give notice of and use its reasonable best efforts to duly convene and hold the extraordinary general meeting to approve the Condition Precedent Proposals.

•

Subject to certain exceptions, Leo will use its reasonable best efforts to cause: (i) Leo’s initial listing application with NYSE to have been approved; (ii) Leo to satisfy all applicable initial and continuing listing requirements of NYSE; and (iii) the New Local Bounti Common Stock issuable in accordance with the Merger Agreement, including the Domestication and the Merger, to be approved for listing on NYSE.

•

Prior to the Closing or earlier termination of the Merger Agreement in accordance with its terms, Leo will not, and will cause its representatives and subsidiaries not to: (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations/ with, or provide any information to, or otherwise cooperate in any way with, any person other than Local Bounti and its subsidiaries (a “Parent Competing Transaction”); (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Competing Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Parent Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Parent Competing Transaction or (iv) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives acting on its behalf to take any such action.

Mutual Covenants of the Parties

The parties made certain covenants under the Merger Agreement, including, among others, the following:

•	using reasonable best efforts to consummate the Business Combination;

•	keeping certain information confidential in accordance with the existing non-disclosure agreements;

•	not making or issuing relevant public announcements or press releases without the prior written consent of the other parties;

•

using reasonable best efforts to cause the each of the Domestication and the Mergers to constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the Code or otherwise use commercially reasonable efforts to restructure the Mergers to so qualify; and

•	cooperate in connection with certain tax matters and filings.

In addition, Leo and Local Bounti agreed that Leo and Local Bounti will prepare and mutually agree upon, and Leo will file with the SEC, this joint proxy statement/prospectus on Form S-4 relating to the Business Combination.

Board of Directors

Following the Closing, it is expected that the current management of Local Bounti will become the management of New Local Bounti, and the New Local Bounti Board will consist of six directors divided into three (3) classes, designated Class I, II and III, with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors. Pursuant to the Merger Agreement, the New Local Bounti Board will consist of Pamela Brewster, Edward C. Forst, Craig M. Hurlbert, Travis Joyner, Mark J. Nelson and Matt Nordby.

Survival of Representations, Warranties and Covenants

The representations, warranties, covenants and agreements in the Merger Agreement terminate at the Closing, except for the covenants and agreements that by their terms expressly apply in whole or in part after the Closing, which shall survive the Closing in accordance with their terms, but in each case, solely with respect to any breaches occurring after the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•	by the mutual written consent of Leo and Local Bounti;

•

by either Leo or Local Bounti, if an order by any governmental entity of any nature is in effect prohibiting the consummation of the transactions contemplated by the Merger Agreement or any law has been adopted that makes consummation of the transactions contemplated by the Merger Agreement illegal or otherwise prohibited;

•

by Leo, subject to certain exceptions, (A) if there has occurred a Local Bounti Material Adverse Effect such that certain conditions to the obligations of the Leo Parties, as described in the section entitled “ —Conditions to Closing of the Business Combination” above could not be satisfied on or prior to the Outside Date (as defined below); or (B) if any of the representations or warranties made by Local Bounti are not true and correct or if Local Bounti fails to perform any of its respective covenants or agreements under the Merger Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of the Leo Parties, as described in the section entitled “ —Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) twenty (20) days after written notice thereof, and (ii) November 30, 2021 (the “Outside Date”);

•

by Local Bounti, (A) if there has occurred a Leo Material Adverse Effect such that certain conditions to the obligations of Local Bounti, as described in the section entitled “ —Conditions to Closing of the Business Combination” above could not be satisfied on or prior to the Outside Date; or (B) subject to certain exceptions, if any of the representations or warranties made by the Leo Parties are not true and correct or if any Leo Party fails to perform any of its covenants or agreements under the Merger Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Local Bounti, as described in the section entitled “ —Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) twenty (20) days after written notice thereof, and (ii) the Outside Date;

•

by either Leo or Local Bounti, if the transactions contemplated by the Merger Agreement are not consummated on or prior to the Outside Date, unless the breach of any covenants or obligations under the Merger Agreement by the party seeking to terminate was a principal cause of or primarily resulted in the failure to consummate the transactions contemplated by the Merger Agreement on or prior to the Outside Date;

•	by either Leo or Local Bounti, if the approval of the Condition Precedent Proposals is not obtained at the extraordinary general meeting (including any adjournment thereof); and

•

by Leo, at any time prior to the delivery of the Local Bounti Stockholder Written Consent, if Local Bounti does not deliver the Local Bounti Stockholder Written Consent within forty-eight (48) hours of this joint proxy statement/prospectus being declared effective by the SEC.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of fraud or a willful and material breach of the Merger Agreement.

Expenses

The fees and expenses incurred in connection with the Merger Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that if the Closing is consummated, then Leo shall use a portion of the Available Cash to pay all unpaid Local Bounti Expenses and all unpaid Leo expenses.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Amendments

The Merger Agreement may be amended or modified only by a written agreement executed and delivered by Leo, Merger Subs and Local Bounti.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The Sponsor Agreement, the form of Subscription Agreement, the Amended and Restated Registration Rights Agreement, the form of Company Stockholder Support Agreement and the form of Lock-Up Agreement are attached hereto as Annex E, Annex F, Annex G, Annex H and Annex I, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, Leo, the Sponsor, the other initial shareholders of Leo and Local Bounti entered into the Sponsor Agreement (the “Sponsor Agreement”), pursuant to which the Sponsor and each of the other initial shareholders of Leo has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Leo or any other anti-dilution or similar protection with respect to the Class B ordinary shares in connection with the Merger Agreement and (iii) be bound by certain other covenants and agreements related to the Business Combination.

Subscription Agreements

Concurrently with the execution of the Merger Agreement, Leo entered into Subscription Agreements with and each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Leo has agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of

12,500,000 shares of New Local Bounti Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $125.0 million (the “PIPE Financing”). The shares of New Local Bounti Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Leo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Amended and Restated Registration Rights Agreement

At the Closing, Leo, Local Bounti, the initial shareholders of Leo and key stockholders of Local Bounti (the “Investors”) intend to enter into the Amended and Restated Registration Rights Agreement, which will terminate and replace the Leo Registration and Shareholder Rights Agreement and pursuant to which, among other things, the Sponsor, the initial shareholders of Leo and key stockholders of Local Bounti will be granted customary shelf, demand and piggy-back registration rights, and the Sponsor, the initial shareholders of Leo and key stockholders of Local Bounti will agree not to transfer certain securities through the date that is six months from the Closing Date, subject to certain exceptions.

In particular, the Amended and Restated Registration Rights Agreement provides for the following registration rights:

•

Demand registration rights. At any time after the Closing Date, New Local Bounti will be required, upon the written request of Investors who hold a majority of the registrable securities, to file a registration statement. New Local Bounti is not obligated to effect (i) more than one demand registration during any six-month period or (ii) any demand registration if a registration statement on Form S-3 or its successor form, or, if New Local Bounti is ineligible to use Form S-3, a registration statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the registrable securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). In order to be effected, any underwritten demand registration must result in aggregate proceeds to the selling shareholders of at least $30,000,000.

•

Shelf registration rights. No later than forty-five (45) days following the Closing Date, New Local Bounti shall file a Resale Shelf Registration Statement. New Local Bounti shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in any event no later than the earlier of (i) ninety (90) days (or one hundred twenty (120) days if the SEC notifies the Combined Company that it will “review” the registration statement) after the date of the Amended and Restated Registration Rights Agreement and (ii) the tenth (10th) business day after the date New Local Bounti is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period (as defined in the Amended and Restated Registration Rights Agreement).

•

Piggy-back registration rights. At any time after the Closing Date, if New Local Bounti proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the holders of registrable securities will be entitled to include their registrable securities in such registration statement.

•

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by New Local Bounti and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which New Local Bounti is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Local Bounti, and holders of registrable securities are obligated to indemnify New Local Bounti for material misstatements or omissions attributable to them.

•

Registrable securities. Securities of New Local Bounti shall cease to be registrable securities when a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, such securities shall have been transferred pursuant to Rule 144 or such securities shall have ceased to be outstanding.

Company Stockholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Local Bounti entered into a Company Stockholder Support Agreement with Leo (the “Company Stockholder Support Agreement”), pursuant to which such stockholders agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

Background to the Business Combination

Leo is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The potential Business Combination was the result of an extensive search for potential transactions utilizing the global network of Leo’s management team, including its board of directors. The terms of the Merger Agreement were the result of extensive negotiations among the representatives of Leo and Local Bounti. Conversations on behalf of Local Bounti were conducted with Local Bounti management. Local Bounti is owned by entities controlled by Local Bounti’s co-founders and co-CEOs (Craig M. Hurlbert and Travis Joyner), other investors and Local Bounti employees. Craig M. Hurlbert (Local Bounti co-Chief Executive Officer), Travis Joyner (Local Bounti co-Chief Executive Officer) and Kathleen Valiasek (Local Bounti Chief Financial Officer) had primary responsibility for negotiating the Merger Agreement on Local Bounti’s behalf.

On February 25, 2021, Leo completed its initial public offering of 27,500,000 units at a price of $10.00 per unit generating gross proceeds of $275.0 million before underwriting discounts and expenses. Each unit consisted of one Class A ordinary share and one-fifth of one public warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share for $11.50 per share, subject to certain adjustments. Simultaneous with the closing of the initial public offering, Leo completed the private sale of an aggregate of 5,333,333 private placement warrants at a price of $1.50 per private placement warrant to our Sponsor. The private placement warrants are substantially identical to the public warrants sold as part of the units in the initial public offering, except that Sponsor has agreed not to transfer, assign, or sell any of the private placement warrants (except to certain permitted transferees) until 30 days after the completion of Leo’s initial business combination. In addition, the private placement warrants also are not redeemable by Leo so long as they are held by Sponsor or its permitted transferees, and they may be exercised by Sponsor and its permitted transferees on a cashless basis.

Since the completion of its initial public offering, Leo considered a number of potential target businesses with the objective of consummating its initial business combination. Representatives of Leo contacted and were contacted by a number of individuals and entities who offered to present ideas for business combination opportunities, including financial advisors and companies in the technology, media, entertainment, consumer products, retail, real estate and industrial sectors. Leo considered businesses that it believed could benefit from the substantial expertise, experience and network of its management team, have attractive growth prospects and exhibited industry leadership.

In the process that led to identifying Local Bounti as an attractive investment opportunity, from the date of Leo’s initial public offering through March 2021, Leo’s management team evaluated over 30 potential business combination targets in various industries, including consumer products, consumer technology, e-commerce, retail, leisure, media, health and wellness, agricultural technology, real estate technology and financial technology, and entered into non-disclosure agreements with approximately 10 potential business combination targets (other than Local Bounti). Of the ten (10) potential targets with which Leo entered into non-disclosure agreements, Leo conducted additional due diligence with respect to three (3) prior to executing the merger agreement with Local Bounti.

One of the potential targets with respect to which Leo conducted additional due diligence, Company A, was a platform of owned and franchised restaurant brands. Representatives of Leo were contacted by representatives of the investment bank representing Company A with regard to a potential business combination with Company A in February 2021, after which contact Leo determined to execute a non-disclosure agreement with Company A to continue discussions regarding the potential business combination. Leo conducted due diligence on Company A, including review of historic and budgeted projected statements. Representatives of Leo met with representatives of Company A on three (3) occasions via conference call. Leo ultimately determined that the risks inherent in pursuing Company A, including the lack of integration of its existing brands and the prolonged impact of the COVID-19 pandemic on the company’s financial performance, outweighed the perceived benefits of further pursuing a combination with Company A.

Another target, Company B, was an owner & operator of a chain experiential facilities in the leisure and entertainment industry. Representatives of Leo were contacted by representatives of the investment bank representing Company B with regard to a potential business combination with Company B in March 2021, after which contact Leo determined to execute a non-disclosure agreement with Company B to continue discussions regarding the potential business combination. Representatives of Leo conducted conference calls and virtual meetings with the Chief Executive Officer of Company B and other representatives of Company B on more than four (4) occasions and engaged in due diligence on Company B including a detailed review of historic and projected financials statements as well historic and projected industry trends. As a result of the discussions with Company B and Leo’s due diligence, Leo determined to end its pursuit of Company B as a potential target for a number of reasons, including substantial perceived risk related to the long-term growth prospects of Company B’s industry and risks related to the Company B’s proposed deal structure.

Leo’s third potential target, Company C, was an internet retailer in the food and beverage industry. Representatives of Leo were contacted by representatives of the investment bank representing Company C with regard to a potential business combination with Company C in March 2021, after which contact Leo determined to execute a non-disclosure agreement with Company C to continue discussions regarding the potential business combination. Representatives of Leo conducted due diligence conference calls with representatives of Company C and reviewed documents and data provided by Company C in a virtual data room. Leo ultimately determined to cease discussions with Company C as a result of uncertainty regarding the impact of COVID-19 on Company C’s business as well as the company’s readiness to become a public company.

For all other potential targets that Leo evaluated, Leo decided not to move forward with such targets prior to engaging in substantial due diligence and negotiations with such targets based on Leo’s determination of whether such targets were attractive investment opportunities, were prepared for becoming a public company, and fit within Leo’s target industries and area of expertise.

On February 26, 2021, based on prior relationships between representatives of Lion Capital and representatives of Local Bounti, Mr. Nordby, on behalf of Leo, had a call with representatives of Nomura Greentech Capital Advisors, LLC (“NGT”) (Local Bounti’s co-financial advisor), including PJ Deschenes, Andrew Hyung and Morgan LeConey, to determine if Local Bounti met Leo’s criteria as a candidate for a business combination. Following the call, principals of Leo determined that they would like to learn more about the opportunity with Local Bounti, and they communicated with NGT to schedule a management presentation with Local Bounti.

On March 2, 2021, representatives of Leo, including Lyndon Lea (President and Chief Executive Officer of Leo), Robert Darwent (Chief Financial Officer of Leo), Colin Delea and Mr. Nordby, met via video conference with representatives of Local Bounti, including Mr. Hurlbert, Mr. Joyner and Mr. Vosburg. Mr. Deschenes and Mr. Hyung were also present. Topics of the conversation included an overview of Local Bounti, key investment highlights, the business plan and certain financial projections.

On March 2, 2021, representatives of Leo received access to a virtual data room (“VDR”) which included documents on the business, its financials, the market and certain financial projections.

From March 2 to March 22, 2021, Leo conducted its initial due diligence regarding a potential business combination with Local Bounti, including in-depth review of Local Bounti’s VDR and the documents therein, its business plan and its financial projections, as well as numerous conversations with industry experts.

On March 4, 2021, Mr. Deschenes sent valuation reference materials and a form term sheet to representatives of Leo, including Mr. Lea, Mr. Darwent, Mr. Nordby and Ed Forst (Chairman of the board of directors of Leo). The valuation reference materials were prepared by NGT with assistance from Morgan Stanley & Co. LLC (“MS”) (Local Bounti’s co-financial advisor), and provided the advisors’ perspectives as to how capital markets investors may view the transaction, including high-level financial projections and public company comparable analysis. The materials included a preliminary pro forma valuation of $1.4 billion or 3.0 times projected 2025 revenue. The form term sheet was a template requesting Leo’s proposals on certain high-level terms for the proposed transaction, including, among other things, the transaction consideration, sponsor economics, PIPE sizing, fees and expenses, timing and conditions to closing, governance, employment agreements, transaction bonus pool and go-forward management incentive arrangements.

On March 12, 2021, Mr. Nordby met with Mr. Joyner via phone to discuss Leo’s additional diligence requirements. Mr. Joyner requested that Leo submit a preliminary letter of intent by March 17, 2021.

On March 13, 2021, Mr. Hyung sent valuation update materials to representatives of Leo, including Mr. Lea, Mr. Darwent, Mr. Forst and Mr. Nordby. These materials accounted for volatile market conditions in the weeks following initial conversations between Local Bounti, NGT and Leo, and included a proposed valuation of $650 million or 2.3 times projected 2024 revenue of Local Bounti.

On March 14, 2021, Mr. Darwent, Mr. Nordby, Mr. Delea and Mr. Sessa met with Mr. Vosburg and other employees of Local Bounti via video conference. Mr. Hyung was also present. Topics covered in the meeting included unit economics, trial performance and financial projections.

On March 15, 2021, Mr. Nordby had a call with Mr. Deschenes to discuss Local Bounti’s expectation for cash consideration in a potential business combination.

On March 16, 2021, Leo executed a non-disclosure agreement with Local Bounti.

On March 16, 2021, representatives of Leo met with representatives of Kirkland & Ellis LLP (“K&E”) to discuss Leo’s proposed letter of intent and term sheet for a potential business combination with Local Bounti. Subsequently, Mr. Lea made an initial submission of a non-binding letter of intent, a term sheet and summary of transaction to representatives of Local Bounti (the “Initial LOI”). Among other provisions, Leo’s Initial LOI contemplated pre-money enterprise valuation of $650 million or 2.3 times projected 2024 revenue of Local Bounti.

On March 17 and March 18, 2021, Mr. Nordby had calls with Mr. Joyner to discuss Leo’s Initial LOI. The parties discussed Local Bounti’s desire for an earnout to Local Bounti of 2,500,000 shares (to be earned based on post-business combination share price performance) to provide additional compensation to the Local Bounti stockholders if the business performs in line with or above expectations. Mr. Joyner indicated that Local Bounti would return a counterproposal on March 18, 2021.

On March 18, 2021, Mr. Joyner sent a revised letter of intent and term sheet proposal to representatives of Leo (the “March 18 LOI”). Local Bounti’s March 18 LOI included the addition of an earnout to the seller of 2,500,000 shares (to be earned based on post-close share price performance), as well as an equity incentive plan for the Surviving Company of 15% to 17% of the Combined Company’s outstanding stock, subject to review by third-party public company compensation consultants.

On March 22, 2021, Leo held a board meeting via video conference to review and seek approval of the letter of intent for a business combination with Local Bounti. Messrs. Forst and Mr. Nordby discussed Local Bounti’s business plan, its management team, the controlled environment agriculture industry and Local Bounti’s financial projections. At the conclusion of the meeting, the board of directors of Leo, including each member of the audit committee, unanimously approved execution of a revised letter of intent and entry into the next phase of due diligence. The letter of intent approved by the board of directors of Leo (the “March 22 LOI”) contemplated (i) pre-money enterprise valuation of $650 million or 2.3 times projected 2024 revenue of Local Bounti (which was consistent with Leo’s Initial LOI), (ii) 2,500,000 earnout shares (which was proposed in Local Bounti’s March 18 LOI), (iii) that the Sponsor would not forfeit any ordinary shares or warrants, but the founder shares would be subject to a lock-up of up to one year (subject to early release if certain share price milestones were achieved), (iv) $40 million in estimated fees and expenses, (v) $200 million PIPE investment, (vi) minimum cash condition of $200 million, (vii) 30-day exclusivity period to complete diligence and (viii) an equity incentive plan of 15% to 17% of the Combined Company’s outstanding stock, subject to validation by public company compensation consultants.

On March 22, 2021, following approval by the Leo Board, Mr. Lea sent the March 22 LOI to Local Bounti.

On March 23, 2021, Leo and Local Bounti agreed to and executed the March 22 LOI, pursuant to which Local Bounti agreed to an exclusivity period of 30 days so that Leo could complete further due diligence. As described above, the contemplated enterprise valuation was $650 million or 2.3 times projected 2024 revenue and included 2,500,000 earnout shares to management stockholders of Local Bounti to be earned based on post-business combination share price performance.

On March 23, 2021, representatives of Leo, Local Bounti, MS and NGT had an introductory call to discuss the deal execution timeline, a plan for the PIPE marketing process and the investor management presentation to be drafted for this process.

From March 24 to March 26, 2021, Mr. Nordby travelled to Local Bounti’s facility in Hamilton, MT to attend a site visit and meet with the Local Bounti management team and its representatives.

On March 25, 2021, Leo engaged K&E and a top-tier accounting and consulting firm to provide diligence advisory services for the contemplated transaction with Local Bounti.

On March 25, 2021, representatives of Leo, Local Bounti and NGT held a meeting to discuss the timeline of Leo’s diligence workstreams to be completed prior to the PIPE marketing process. Representatives of Local Bounti, Mr. Nordby and Mr. Deschenes attended the meeting in person in Hamilton, MT, while other representatives of Leo joined the meeting virtually via video conference.

On March 25, 2021, Leo engaged Hyman, Phelps & McNamara, PC (“HPM”) and Ramboll US Consulting Inc. (“Ramboll”) to provide FDA regulatory, real estate and environmental diligence advisory services.

On March 26, 2021, representatives of Leo and Deutsche Bank Securities Inc. (“DB”), acting as placement agent for Leo, had a video conference to share collective thoughts on the transaction and to discuss a plan and schedule for marketing the transaction to potential PIPE investors.

On March 29, 2021, representatives of Leo, Local Bounti, MS, NGT and DB held an organizational call to discuss the deal execution timeline and drafting of the investor management presentation.

On March 30, 2021, K&E, HPM and Ramboll sent diligence request lists to representatives of Leo, who shared the lists with representatives of Local Bounti and NGT.

On March 31, 2021, Leo engaged Eco AgTech and Yonge Development Services, LLC (“YDS”) to conduct commercial diligence advisory services. The scope of the engagement included review of Local Bounti’s business plan, unit economics, facility construction and rollout plan, and financial projections, as well as an assessment of the competitive landscape.

On March 31, 2021, representatives of Leo and Local Bounti held a diligence call via video conference to discuss Local Bounti’s financial projections in detail. Topics included further discussion of unit economics and Local Bounti’s planned facility rollout.

On March 31, 2021, Leo’s accounting advisor and Local Bounti’s accounting advisor had a video conversation to discuss Local Bounti’s accounting advisor’s scope of engagement and Leo’s accounting advisor’s proposed diligence process. Representatives of Leo, Local Bounti and NGT were also on the call.

On March 31, 2021, Leo’s accounting advisor sent a diligence request list to representatives of Leo, who shared the list with representatives of Local Bounti and NGT.

On March 31, 2021, representatives of Leo and MS had a video call to discuss MS’s required SPAC diligence requests.

On April 1, 2021, representatives of Leo, K&E and HPM had a phone call to discuss certain FDA regulatory matters in relation to the contemplated transaction.

On April 2, 2021, a first draft of the investor management presentations was shared with representatives of Leo by Local Bounti.

On April 2, 2021, representatives of Leo and DB had a video conversation to discuss a strategy for outreach to certain strategic investors regarding a potential investment in the PIPE to support the proposed transaction.

On April 2, 2021, PwC and RSM US LLP (“RSM”) (Local Bounti’s auditor) had a video conversation to discuss RSM’s scope of engagement and the expecting timing of delivery of the audited financials. Representatives of Leo, Local Bounti and NGT were also on the call.

On April 5, 2021, K&E, HPM and Ramboll had a diligence call with Local Bounti management to discuss diligence requests regarding FDA regulatory, environmental and real estate related matters. Representatives of Leo and NGT were also on the call.

From April 5 to April 9, 2021, Eco AgTech and YDS travelled to Local Bounti’s facility in Hamilton, MT and underwent a site visit to meet with management, conduct commercial due diligence and evaluate the facility. They held several meetings with various members of management throughout the week. Leo communicated with Eco AgTech and YDS regarding their preliminary findings throughout the week.

On April 5, 2021, PwC provided to Leo its preliminary diligence findings based on review of Local Bounti’s VDR. PwC also sent a revised request list, which Leo sent to representatives of Local Bounti and NGT.

On April 6, 2021, K&E had a diligence call with Local Bounti management to discuss legal and regulatory diligence matters. Representatives of Leo and NGT were also on the call.

On April 6 and 7, 2021, representatives of Leo, Local Bounti and NGT had two video calls to discuss the status of Local Bounti’s negotiations with its potential debt financing providers.

On April 6 and 7, 2021, PwC held three general finance diligence calls with Local Bounti management. PwC sent an updated follow-up request list following the calls. Representatives of Leo and NGT were also present on the calls.

On April 6, 2021, representatives of Leo and K&E had a call to discuss the first draft of the Merger Agreement.

On April 6, 2021, Mr. Nordby had a conversation with Mr. Joyner to notify him that Leo and K&E would be sending the first draft of the Merger Agreement within the next day, based on the terms within the agreed term sheet.

On April 6, 2021, Leo received a revised draft of the investor management presentation from MS.

On April 7, 2021, representatives of Leo, Local Bounti, MS, DB and NGT had call to discuss strategy for investor outreach for the PIPE raise to support the contemplated transaction.

On April 7, 2021, K&E and Orrick, Herrington & Sutcliffe LLP (“Orrick”) had an organizational meeting to discuss drafting and timing of the Merger Agreement.

On April 7, 2021, K&E sent an updated diligence request list to representatives of Leo, who shared the list with representatives of Local Bounti and NGT.

On April 7, 2021, representatives of Leo sent a diligence request list to representatives of Local Bounti focused on Local Bounti’s financial projections.

On April 7, 2021, K&E distributed a first draft of the Merger Agreement to Orrick and Local Bounti.

On April 9, 2021, representatives of Leo and Local Bounti held a diligence call to discuss Local Bounti’s financial projections in further detail. Following this call, the parties held an additional diligence call to discuss Local Bounti’s sales and marketing strategy.

On April 9, 2021, Leo and Local Bounti received a revised draft of the investor management presentation from MS. Subsequently, representatives of Leo, Local Bounti, MS, DB and NGT had call to discuss feedback on the investor management presentation.

On April 9, 2021, representatives of Leo had a call with Eco AgTech and YDS to discuss the initial findings from their site visit at Local Bounti’s facility in Montana.

On April 9, 2021, PwC had a diligence call with Local Bounti management to discuss tax, information technology and cybersecurity due diligence requests. Representatives of Leo and NGT were also present for the call.

On April 10, 2021, representatives of Leo had an additional call with Eco AgTech and YDS to discuss the initial findings from their site visit at Local Bounti’s facility.

On April 11, 2021, PwC sent an updated diligence request list to representatives of Leo, who shared the list with representatives of Local Bounti and NGT.

On April 11, 2021, K&E shared with Leo a preliminary summary of legal due diligence and a supplemental legal due diligence request list.

On April 12, 2021, representatives of Leo had a call with PwC to receive a preliminary summary of financial, tax, information technology and cyber security due diligence.

On April 12, 2021, representatives of Leo received materials from MS outlining a revised investor outreach strategy and timeline.

On April 13, 2021, Leo and Local Bounti received a revised draft of the investor management presentation from MS.

On April 13, 2021, representatives of Leo had a call with K&E to discuss K&E’s summary of legal due diligence.

On April 13, 2021, representatives of Leo, Local Bounti, MS, DB and NGT participated in a telephonic dry-run investor outreach meeting.

On April 14, 2021, Leo held a virtual board meeting to review Leo’s diligence process and seek approval to market the contemplated transaction to potential PIPE investors. In addition, Leo sought approval of MS and NGT’s conflict of interest waivers in relation to the banks representing both Local Bounti as financial advisors and Leo as placement agents. At the conclusion of the meeting, the board of directors of Leo, including each member of the audit committee, unanimously approved the beginning of the PIPE marketing process to support the proposed transaction.

On April 15, 2021, representatives of Leo, Local Bounti, MS, DB and NGT participated in an investor outreach meeting with a certain strategic investor regarding an investment in the PIPE to support the contemplated transaction.

On April 15, 2021, representatives of Leo, Local Bounti, MS, DB, NGT, K&E, Orrick and Debevoise & Plimpton LLP (“Debevoise”) (the placement agents’ legal counsel) had a call to discuss the timing of the launch of the PIPE investor outreach process.

On April 16, 2021, Leo and Local Bounti received a revised draft of the investor management presentation from MS.

On April 16, 2021, Mr. Forst had a call with Mr. Hurlbert to discuss the timing of the PIPE marketing process. In particular, they discussed delaying the contemplated timeline by a week to continue meetings with certain strategic investors before launching a broad process with financial investors (including mutual funds and hedge funds).

On April 19 and 20, 2021, PwC sent updated diligence request lists to representatives of Leo, who shared the lists with representatives of Local Bounti and NGT.

On April 20 and 21, 2021, representatives of Leo, Local Bounti, MS, DB and NGT participated in two telephonic dry-run investor outreach meetings.

On April 21, 2021, Leo and Local Bounti received a revised draft of the investor management presentation from MS.

On April 23, representatives of Leo, Local Bounti, MS, DB and NGT had a call to finalize the plan for targeting and outreach to prospective PIPE investors. Following this call, MS began reaching out to an initial set of prospective PIPE investors.

On April 24, 25 and 26, 2021, Leo, Local Bounti, MS, DB, NGT, K&E, Orrick and Debevoise reviewed and provided comments to several revised drafts of the investor management presentation from MS. On April 26, 2021 the parties approved a final draft of the presentation to be posted to the PIPE investor data room.

Beginning April 26, 2021 and through June 18, 2021, representatives of Leo, Local Bounti, MS, DB and NGT held daily update calls (on all business days) to discuss the PIPE investor outreach process, including which investors had shown interest or scheduled meetings with management, preparation for upcoming meetings, recaps of and feedback from meetings that had occurred and the general deal execution timeline.

On April 27, 2021, Orrick sent to K&E and Leo a revised draft of the Merger Agreement that, in addition to proposed revisions to the overall suite of representations, warranties and covenants to be provided by each party under the Merger Agreement, proposed the following revisions, among others: (a) adding aggregate exercise price of Local Bounti Warrants that are in-the-money to the transaction consideration and deleting deduction of net indebtedness form the transaction consideration, (b) acceleration of issuance of earnout shares upon a change of control and (c) revisions of the interim operating covenants.

On April 27, 2021, K&E sent an updated diligence request list to representatives of Leo, who shared the list with representatives of Local Bounti and NGT.

Beginning April 28, 2021, Local Bounti management and representatives of Leo held virtual meetings via video conference with prospective PIPE investors to provide an overview of the business and the contemplated transaction. These meetings continued until June 11, 2021, with Local Bounti management and representatives of Leo meeting with approximately 40 prospective PIPE investors in total. Representatives of MS, DB and NGT were also present for these meetings.

On April 29, K&E sent a summary of the revised draft Merger Agreement received on April 27 to Leo.

On April 29, 2021, PwC sent an updated diligence request list to representatives of Leo, who shared the list with representatives of Local Bounti and NGT.

On May 3, 2021, K&E and PwC had follow-up diligence calls with Local Bounti management to discuss outstanding due diligence requests. Representatives of Leo and NGT were also present on the calls. Following the calls on May 3, K&E and PwC both had various subsequent low priority requests remaining. Over the course of the coming weeks, the parties continued communication, including interactions via email, phone and video conference, with Local Bounti management to complete their diligence workstreams.

On May 8, 2021, representatives of Leo, Local Bounti, MS, DB and NGT held a call to discuss the progress of the prospective PIPE investor outreach process.

On May 10, 2021, Mr. Nordby had a call with Mr. Deschenes to discuss a potential revision of the transaction valuation and a reduction of the targeted PIPE size based on market conditions and the initial meetings with prospective PIPE investors. While no decision was made during this call, it was later determined that a reduction in valuation was not necessary, and, instead, the parties would discuss a decrease in the targeted PIPE size from $200 million to $125 million.

On May 11, 2021, representatives of Leo, Local Bounti, MS, DB and NGT decided collectively to reduce the size of the PIPE from $200 million to $125 million. Local Bounti and MS revised the PIPE investor presentation to reflect this change to the transaction. Following this change, MS, DB and NGT began outreach to an additional set of prospective PIPE investors.

On May 20, 2021, PwC provided to Leo their summary financial, tax and information technology observations report. Based on PwC’s assessment of Local Bounti’s financial performance and conditions to date, PwC noted that due to Local Bounti’s focus on research and development, it had used approximately $14.3 million in cash since inception, and use of cash was expected to increase as Local Bounti hires additional employees and builds facilities. With respect to Local Bounti’s accounting and reporting function, PwC noted that in addition to hiring the Controller in 2020 and the Chief Financial Officer with public company experience in 2021, Local Bounti has engaged external consultants to advise and assist with financial reporting, and it plans to continue to hire personnel across various functional areas going forward. PwC also noted that Local Bounti’s information technology organization was deemed to be in line with other companies of a similar stage, and the CIO put in place a plan to increase focus on security and implement systems to support planned growth. Finally, PwC also assessed certain tax matters, none of which were deemed to be material in the context of the proposed transaction.

On May 20, 2021, K&E and Leo received drafts of the proposed certificate of incorporation and bylaws for the go-forward company from Orrick.

On May 24, 2021, K&E and Leo had a call to discuss the latest draft of the Merger Agreement. Following this call, K&E sent to Orrick an issues list highlighting the remaining outstanding provisions in the Merger Agreement, and K&E discussed this list with Orrick on May 26, 2021.

On May 26, Leo received from K&E an updated legal diligence summary.

On May 26, 27 and May 28, 2021, K&E and Orrick discussed and negotiated the Merger Agreement and discussed the Merger Agreement with Leo and Local Bounti.

On May 29, 2021, Mr. Nordby, Mr. Delea and Mrs. Valiasek held a call to discuss certain matters related to the Merger Agreement.

On June 2, 2021, representatives of Leo, Local Bounti, K&E and Orrick held a call to discuss the remaining unagreed provisions of the Merger Agreement.

On June 2, 2021, Mr. Nordby had a call with Mr. Joyner to discuss inclusion of Restrictive Covenant Agreements for Local Bounti’s management team. The parties agreed that the management team would enter into such agreements prior to signing.

On June 4, 2021, Leo received from K&E revised drafts of the Merger Agreement and related ancillary documents. Leo reviewed the draft and provided additional comments.

On June 4, 2021, K&E distributed to Orrick the revised draft of the Merger Agreement and first drafts of certain ancillary documents to the Merger Agreement, along with comments to Orrick’s drafts of the proposed certificate of incorporation and bylaws for the go-forward company. In addition to proposed revisions to the overall suite of representations, warranties and covenants to be provided by each party under the Merger Agreement, the revised draft of the Merger Agreement proposed the following material revisions, among others: (a) a reduction of the transaction consideration to account for Local Bounti’s net indebtedness; (b) providing for assumption of Local Bounti Warrants by New Local Bounti to the extent not exercised immediately prior to the Effective Time; (c) revising to provide that earnout shares will accelerate upon a change of control if such change of control is consummated on or prior to the fifth (5th) anniversary of the Closing Date, and the implied consideration in such transaction equals or exceeds the applicable milestone; and (d) certain other changes.

On June 6, 2021, Orrick sent to Leo and K&E a proposed revised valuation waterfall and sources & uses for incorporation in the Merger Agreement. The revised document defined consideration to Local Bounti based on a pre-money equity value of $650 million, reduced by the cash consideration amount, the transaction bonus pool amount and the debt payoff amount. This definition of consideration excluded Leo shares to be issued on account of Local Bounti common stock issued to holders of Local Bounti’s convertible notes that are to convert at the closing of the transaction and did not include an adjustment for cash remaining at closing. On June 7, 2021, representatives of Leo and Orrick had a call to discuss clarifications regarding this document.

On June 7, 2021, K&E and Leo received from Orrick an initial draft of Local Bounti’s Company Disclosure Schedules.

From June 10 to June 16, 2021, the parties negotiated the PIPE subscription agreements with the prospective PIPE investors.

On June 10, 2021, Mr. Delea sent to Orrick and Local Bounti a proposed revised valuation waterfall and sources & uses. The revised proposal contemplated inclusion of shares to be issued on account of Local Bounti common stock issued to holders of Local Bounti’s convertible notes that are to convert at the closing of the transaction, and included an addition to consideration for cash remaining on balance sheet at close.

On June 10, 2021, K&E sent to Orrick first drafts of the Stockholder Support Agreement, Restrictive Covenant Agreement and Letter of Transmittal.

On June 11, 2021, Mr. Nordby, Mr. Delea and Mrs. Valiasek held a call to discuss certain matters related to the Merger Agreement, including Local Bounti’s PPP loan and affiliate transactions.

On June 12, 2021, K&E sent to Orrick a revised draft of the Company Disclosure Schedules.

On June 12, 2021, Leo and K&E received from Orrick revised drafts of the Merger Agreement and accompanying ancillary documents.

On June 13, 2021, representatives of Leo, Local Bounti, MS, DB, NGT, K&E and Orrick had a call to discuss progress on drafting of documents related to the transaction, the progress of and expected timeline for completion of Local Bounti’s audits and a schedule for completion of the Form S-4.

On June 13, 2021, representatives of Leo and Local Bounti held several conversations regarding the remaining unagreed points in the Merger Agreement. Specifically, these conversations centered around treatment of Local Bounti’s convertible notes and the shares issued in connection with the conversion of these notes. At the end of these conversations, Leo and Local Bounti agreed to exclude shares issued in connection with conversion of Local Bounti’s convertible notes from Local Bounti’s fully diluted share count used to calculate consideration based on the pre-money valuation of $650 million, which resulted in a larger portion of the transaction consideration being allocated to Local Bounti stockholders. As a result, approximately $34.9 million in shares of New Local Bounti Common Stock will be issuable upon conversion of the Convertible Notes after calculating the number of Class A ordinary shares issuable as merger consideration to Local Bounti stockholders, assuming a value per share of New Local Bounti Common Stock of $10.00.

On June 14, 15 and 16, 2021, representatives of Leo, Local Bounti, K&E and Orrick had several calls to discuss further revisions to the Merger Agreement.

On June 15, 2021, representatives of Leo, Local Bounti, MS, DB, NGT, K&E and Orrick had a call to discuss allocations of the PIPE to prospective investors.

On June 15, 2021, Leo held a virtual board meeting via video conference attended by K&E and Maples & Calder, Cayman Islands counsel to Leo, at which Mr. Nordby and Mr. Forst provided an overview of the proposed transaction, discussed the transaction and the reasons therefor. These discussions included the terms and conditions of the Merger Agreement and the key ancillary agreements, the potential benefits of the proposed transaction, the risks related thereto, and the proposed timeline for finalizing and announcing the proposed transaction and recommending that shareholders vote “FOR” the proposals to approve the transaction. The Leo Board also noted that it was not obtaining a third-party valuation or fairness opinion in connection with their determination to approve the business combination but felt that its officers and directors had substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Leo’s financial advisor, enabled them to make the necessary analyses and determinations regarding the business combination with Local Bounti. Before any actions were approved, Mr. Lea and Robert Darwent, Chief Financial Officer and Director, gave notice for the record that (i) they are officers and directors of Leo and have equity interests in the Sponsor, the holder of 5,333,333 warrants to purchase Class A ordinary shares and 6,875,000 shares of Class B ordinary shares (of which the related anti-dilution features of the remaining Class B ordinary shares were waived), (ii) that Mr. Forst and Mr. Nordby may be nominated for the board of Local Bounti post-business combination and (iii) have other interests in the transactions, including that a portion of the private placement would be provided by Mr. Lea, Mr. Darwent, Mr. Masinter, Mr. Forst and Mr. Khan and therefore should be regarded as interested accordingly in the proposed transaction.

The Leo Board then reviewed the Merger Agreement and ancillary documents and unanimously adopted resolutions (i) determining that it is in the best interests of Leo to enter into the Merger Agreement and (ii) adopting the Merger Agreement and approving Leo’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Merger Agreement including the private placement in which Mr. Lea, Mr. Darwent, Mr. Masinter, Mr. Forst and Mr. Khan would participate and enter into the ancillary documents. In coming to its decision.

The transaction described above including the ancillary documents to the Merger Agreement and the transactions were approved unanimously by all directors who did not have ownership interests in the Sponsor.

On June 16, 2021, representatives of Leo, Local Bounti, MS, DB, NGT, K&E, Orrick and Debevoise had a call to discuss final allocations to PIPE investors. Following this call, MS, DB and NGT communicated these allocations to investors and began collecting signature pages for investor subscription agreements.

On June 16, 2021, the remaining outstanding terms of the Merger Agreement were agreed by Leo and Local Bounti. The final draft of the agreement was posted to the PIPE investor data room for review by investors.

On June 16, 2021, the Local Bounti board of directors, at an executive session held via video conference, unanimously approved the Merger Agreement, the other transaction documents (in each case in substantially final forms), the Business Combination and all related transactions.

After the close of market on June 17, 2021, Leo and Local Bounti executed the Merger Agreement.

On June 17, 2021, representatives of Leo, Local Bounti, MS, DB, NGT, K&E, Orrick and Debevoise had a call to discuss the closure of the EDGAR filing system on June 18, 2021 in light of an announced federal holiday and the plan for filing the Current Report on Form 8-K announcing the entering into of the Merger Agreement. The parties determined that Leo would make the Form 8-K available on its investor website, and include a link to the filing on the press release to be issued prior to the market open on June 18, 2021.

Prior to the market open on June 18, 2021, Leo and Local Bounti issued a joint press release announcing the execution of the transaction with a link to the Current Report on Form 8-K made available on Leo’s website.

On June 21, 2021, on the first business day following the closure of the EDGAR filing system for the announced federal holiday, Leo filed a Current Report on Form 8-K with an investor presentation providing information on Local Bounti and the proposed Business Combination.

Leo Board’s Reasons for the Business Combination

On June 15, 2021, the Leo Board (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of Leo and its shareholders, and (iii) recommended that Leo’s shareholders approve and adopt the Business Combination.

In evaluating the Business Combination and making these determinations and this recommendation, the Leo Board consulted with Leo’s management and considered a number of factors.

The Leo Board and management also considered the general criteria and guidelines that Leo believed would be important in evaluating prospective target businesses as described in the prospectus for Leo’s initial public offering. The Leo Board also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, Leo stated that it intended to focus on acquiring a company or companies that it believes:

(i)	are underperforming their potential but can demonstrate a clear microeconomic thesis for value creation;

(ii)	are at an inflection point, such as those requiring additional management expertise;

(iii)	have potential to improve the target’s growth prospects and help it realize opportunities to create shareholder value following the consummation of a business combination;

(iv)	have significant embedded and/or underexploited expansion opportunities, accomplishable through a combination of accelerating organic growth and finding attractive add-on acquisition targets;

(v)	exhibit unrecognized value or other characteristics that have been misevaluated by the marketplace based on our company-specific analysis and due diligence review; and

(vi)

will offer attractive risk-adjusted equity returns for our shareholders evaluated based on (a) the potential for organic growth in cash flows, (b) the ability to achieve cost savings, (c) the ability to accelerate growth, including through the opportunity for follow-on acquisitions, and (d) the prospects for creating value through other value creation initiatives.

In considering the Business Combination, the Leo Board determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

In particular, the Leo Board considered the following factors:

1.

Best-in-class Unit Economics. The Leo Board noted that Local Bounti has achieved high yield and low-cost operations, enabled by its unique hybrid facility configuration that addresses the operational challenges of conventional greenhouse and vertical farming.

2.

Superior Product vs. Traditional Agriculture. The Leo Board noted Local Bounti’s ability to provide locally grown, pesticide- and herbicide-free produce delivered at peak freshness with longer shelf life and security of year-round supply. Proximity of Local Bounti’s farms to end consumers also enables significant reduction in transportation logistics costs and associated environmental impact.

3.

Large Total Addressable Market. The Leo Board noted that, based on publicly available research on controlled environment agriculture, the Western US market opportunity is $10.6 billion, with total US market for vegetables and herbs estimated to reach $30 billion by 2025.

4.

Wide Product Offering Appealing to a Broad Customer Base. The Leo Board noted that Local Bounti offers a growing number of SKUs, and that its products are currently sold in more than 500 retail stores, including Albertsons, Associated Food Stores and URM-served retail banners such as Rosauers, Super 1 Foods and Yoke’s.

5.

Proven and Experienced Management Team. Following the Business Combination, Local Bounti’s current management team will remain in place. Led by Co-Chief Executive Officers Craig M. Hurlbert and Travis Joyner, the Leo Board noted that Local Bounti’s management team has a best-in-class track record at scaling early-stage companies, with Fortune 500 and public company experience as well.

6.	Strategic Plan with Multiple Levers of Growth. The Leo Board believes that Local Bounti’s strategic plan is attractive, with focus on organic growth, investments into key areas of its business and brand awareness, and by pursuing new growth opportunities domestically and internationally.

(i)

Organic Growth. Local Bounti plans to expand its geographic and market reach by building additional facilities in markets west of the Mississippi and the Pacific Northwest, where it has a first mover advantage. Local Bounti’s pre-engineered, modular facility construction enables rapid scaling of new facilities with low execution risk. Furthermore, Local Bounti intends to expand the number of SKUs it offers, with potential for expansion into 40+ SKUs.

(ii)

Investment. Local Bounti intends to grow all key areas of its business including sales, marketing, technology and genetics, enabling a sustainable competitive advantage, and continuously improving its unit economics and product offering. In addition, Local Bounti plans to invest in increasing its brand awareness to help it achieve strong retailer and customer loyalty.

(iii)

Pursue New Growth Domestically and Internationally. In addition to expanding domestically, Local Bounti plans to opportunistically evaluate an international expansion strategy, leveraging the opportunity to deliver its controlled environment agriculture expertise and technology to additional markets.

7.

Financial Condition. The Leo Board also considered factors such as Local Bounti’s historical financial results, outlook, financial plan and debt structure, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors. See “—Summary of Leo Financial Analysis” for detailed discussions of the Leo Board’s valuations of such comparable companies.

8.

Terms of Transaction. The Leo Board reviewed and considered the terms of the Merger Agreement and the related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the agreement. See “—The Merger Agreement” and “—Related Agreements” for detailed discussions of the terms and conditions of these agreements.

9.

Results of Review of Transactions. The Leo management team evaluated several companies which the Leo management team thought could add value through its relationships and expertise. The Leo Board considered that it was not aware of any alternative transactions that would be reasonably likely to be more favorable to the Leo shareholders than the terms of the Business Combination. In particular, since Leo’s initial public offering, representatives of Leo had considered over 30 potential acquisition targets and entered into nondisclosure agreements with approximately 10 potential acquisition targets (other than Local Bounti) or their representatives. Despite these efforts, the Leo Board was not aware of any transaction available to Leo that it believed was more favorable than the Business Combination. In addition, the Leo Board considered that the terms of the Business Combination had been negotiated on an arm’s-length basis in light of each party’s judgment about its ability to negotiate different or better terms. Based on the negotiations, the Leo Board considered that it believed that the terms of the Merger Agreement and related agreements were the best terms to which Local Bounti were reasonably likely to agree. See “—Background to the Business Combination” for more information on Leo’s consideration of other transactions and the negotiations of the terms of the Business Combination. The Leo Board also considered that Leo could decide not to consummate an initial business combination and return to its shareholders their pro rata portion of the trust account, however, the Leo Board determined that, in light of the other factors considered by the board noted in this section, the Business Combination was more beneficial to Leo’s shareholders than not consummating an initial business combination.

10.

Continued Ownership by Sellers. The Leo Board considered that Local Bounti’s equity-holders would be receiving a majority of its consideration in equity in the combined company, which will be subject to certain restrictions. The Leo Board considered this as a sign of confidence in the combined company following the Business Combination and the benefits to be realized by each company as a result of the Business Combination.

11.

Results of Due Diligence. The Leo Board considered the scope of the due diligence investigation conducted by Leo’s management and outside advisors and evaluated the results thereof and information available to it related to Local Bounti, including:

(i)	multiple meetings and calls with the Local Bounti management team regarding its operations and projections and the proposed transaction;

(ii)

review of materials related to Local Bounti made available by Local Bounti, including material contracts, strategic plans, key metrics and performance indicators, benefit plans, insurance policies, litigation information, financial statements, risk mitigation materials and other legal diligence;

(iii)	review of financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports;

(iv)	review of commercial due diligence materials prepared by professional advisors, including a market and competitive assessment and a business plan assessment;

(v)	other financial, accounting, tax, legal, environmental, regulatory and real estate diligence; and

(vi)	discussions with industry experts.

The Leo Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

12.

Potential Inability to Complete the Business Combination. The Leo Board considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Leo if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. In particular, they considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the need for antitrust approval. In addition, the Leo Board considered the risk that the current public shareholders of Leo would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to the combined company following the consummation of the Business Combination and potentially requiring Local Bounti and the Sellers to waive certain conditions under the Merger Agreement in order for the Business Combination to be consummated. The Leo Board noted that the Merger Agreement includes a condition that, after giving effect to redemptions by holders of Leo Class A ordinary shares in connection with the Business Combination and the PIPE Investment, the combined company shall have net available cash equal to no less than $150,000,000. As of July 7, 2021, without giving effect to any future redemptions that may occur, the trust account has approximately $275,000,000. Further, the Leo Board considered the risk that current public shareholders would exercise their redemption rights is mitigated because Local Bounti will be acquired at an attractive aggregate purchase price.

13.

Local Bounti Business Risks. The Leo Board considered that Leo shareholders would be subject to the execution risks associated with the combined company if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Leo prior to the Closing. In this regard, the Leo Board considered that there were risks associated with successful implementation of the combined company’s long term business plan and strategy, the combined company realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The Leo Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Leo shareholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

Additionally, as part of its evaluation of the Business Combination, the Leo Board thoroughly reviewed the projections for the Combined Company, which included expansion to projected revenue of $462 million and 8 facilities by 2025. While the Leo Board recognized the inherent risks associated with achieving these projected results, the Leo Board gained comfort in these projections through a number of factors. First, Leo engaged a third-party industry consultant to evaluate Local Bounti’s current operations and plans for expansion. The consultant validated that Local Bounti has already achieved its projected unit economic performance in its operational facility. Additionally, the consultant validated that Local Bounti’s planned facility expansion is prudent and achievable based on its proposed business plan. Second, the Leo Board considered that Local Bounti’s access to additional capital, through both the proposed Business Combination with Leo and its planned entrance into a proposed credit facility from Cargill, would provide Local Bounti the resources necessary to perform in-line with projections. Third, the Leo Board evaluated Local Bounti’s management team and determined the team to be comprised of industrious, seasoned industry executives with extensive experience scaling early-stage companies. Craig M. Hurlbert, Local Bounti’s Co-CEO, has a track record of building successful businesses through his former roles, including as CEO and Chairman of TAS Energy. Local Bounti’s other Co-CEO, Travis Joyner, has a long career in private equity and management consulting. Local Bounti’s CFO, Kathleen Valiasek, has extensive experience as a public company CFO, most recently at Amyris. The Chief Innovation Officer, B. David Vosburg Jr., has extensive experience in agricultural technology through his previous roles as CFO of Crop One and CFO of Sensei Ag. Through these experiences, along with additional management experience at Plenty, Bushel Boy Farms, Earthbound Farms, Jacks Links, Zappos, Chobani, and other established brands, the Leo Board determined that the Local Bounti’s management team was prudent in forming their business projections and is well-equipped to support the business following the proposed Business Combination.

14.

Limitations of Review. The Leo Board considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price Leo is paying to acquire Local Bounti is fair to Leo or its shareholders from a financial point of view. In addition, the senior management reviewed only certain materials in connection with its due diligence review of Local Bounti. Accordingly, the Leo Board considered that Leo may not have properly valued Local Bounti.

15.

No Survival of Remedies for Breach of Representations, Warranties or Covenants of Local Bounti. The Leo Board considered that the terms of the Merger Agreement provide that Leo will have no surviving remedies against the majority shareholders of Local Bounti after the Closing to recover for losses as a result of any inaccuracies or breaches of certain of Local Bounti’s and the Sellers’ fundamental representations, warranties or post-closing covenants set forth in the agreement. As a result, Leo shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Local Bounti prior to the Closing, whether determined before or after the Closing, without any ability to reduce the consideration to be paid in the Business Combination or recover for the amount of any damages. The Leo Board determined that this structure was appropriate and customary, in light of the fact that several transactions include similar terms and the owners of Local Bounti would continue to be equity holders in the combined company.

16.

Interests of Leo’s Directors and Executive Officers. The Leo Board considered the potential additional or different interests of Leo’s directors and executive officers, as described in the section entitled “—Interests of Leo’s Directors and Executive Officers in the Business

Combination.” However, Leo’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Leo’s initial public offering and are included in this joint proxy statement/prospectus and (ii) these disparate interests would exist with respect to a business combination by Leo with any other target business(es)

Based on its review of the forgoing considerations, the Leo Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects Leo shareholders will receive as a result of the Business Combination.

The preceding discussion of the information and factors considered by the Leo Board is not intended to be exhaustive but includes the material factors considered by the Leo Board. In view of the complexity and wide variety of factors considered by the Leo Board in connection with its evaluation of the Business Combination, the Leo Board did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Leo Board may have given different weight to different factors. The Leo Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the Leo Board’s reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Local Bounti Projected Financial Information

Local Bounti does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Local Bounti provided its internally-derived forecasts, prepared in the first quarter of 2021 and updated as additional updates to Local Bounti’s business warranted, for each of the years in the five-year period ending December 31, 2025 to Leo for use as a component of its overall evaluation of Local Bounti (the “projections”). The projections are included in this joint proxy statement/prospectus because they were provided to the board of directors of Leo for its evaluation of the Business Combination. The projections were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections were prepared solely for internal use, and were not intended for third-party use, including by investors or stockholders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may differ materially from actual results.

In the view of Local Bounti’s management, the projections were prepared on a reasonable basis reflecting Local Bounti management’s currently available estimates and judgments. However, the projections reflect numerous assumptions, including general business, economic, market, regulatory and financial conditions, competitive uncertainties, and operational assumptions, all of which are difficult to predict and many of which are beyond Local Bounti’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “Local Bounti Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”. Please note that on April 8, 2021, the staff of the SEC issued a public statement entitled “SPACs, IPOs and Liability Risk under the Securities Act,” in which the SEC staff indicated that there is uncertainty as to the availability of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 in connection with a SPAC merger. The projections also assume the consummation of the Business Combination. The projections for revenue, gross margin, gross margin (%), facility EBITDA, facility EBITDA margin (%), corporate EBITDA and corporate EBITDA margin (%) provided to Leo’s board of directors are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Local Bounti’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding Local Bounti’s five-year business plan and yearly forecasts, and summary financial projections are, without limitation, subject to material assumptions regarding Local Bounti’s estimates of the total addressable market for Local Bounti’s products, assumptions regarding expansion and construction of additional CEA facilities, demand competition, and assumptions regarding Local Bounti’s ability to scale production to meet increased demand. Local Bounti cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

The inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that Local Bounti, its board of directors or their respective affiliates, advisors or other representatives considered or currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the projections to make a decision regarding the transaction.

EXCEPT AS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, LOCAL BOUNTI DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTIONS. THE PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE PROJECTIONS WERE PREPARED. READERS OF THIS JOINT PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE PROJECTIONS SET FORTH BELOW. NONE OF LOCAL BOUNTI, LEO NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY LOCAL BOUNTI STOCKHOLDER, LEO SECURITYHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Local Bounti has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Leo. None of Local Bounti’s board of directors, officers, management or any other representative of Local Bounti has made or makes any representation to any person regarding Local Bounti’s ultimate performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. Local Bounti does not intend to refer back to the projections in its future periodic reports filed under the Exchange Act.

The prospective financial information included in this document has been prepared by, and is the responsibility of, Local Bounti’s management. RSM US LLP, Local Bounti’s independent registered public accountant, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, RSM US LLP does not express an opinion or any other form of assurance with respect thereto. The RSM US LLP report included in this document relates to Local Bounti’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

The projections provided to Leo for the purpose of evaluating the proposed transaction are summarized below (in millions of dollars, except percentages).

	Forecast Year Ended December 31,
(in millions, except percentages)	2021E(1)	2022E(2)	2023E(1)	2024E(1)	2025E(1)	Run-Rate(1)
	(unaudited)
Revenue(2)	$1	$13	$85	$282	$462	$495
Gross margin	$—	$7	$49	$173	$295	$317
Gross margin (%)	26%	54%	58%	62%	64%	64%
Facility EBITDA(3)	$(2)	$2	$38	$146	$256	$275
Facility EBITDA margin (%)(3)	N/A	17%	45%	52%	55%	56%
Corporate EBITDA(3)	$(22)	$(34)	$(5)	$95	$193	$212
Corporate EBITDA margin (%)(3)	N/A	N/A	N/A	34%	42%	43%

(1)	Based on a projected number of facilities of 1, 3, 7, 7, 8 and 8 for the years ending December 31, 2021, 2022, 2023, 2024 and 2025 and for the run-rate, respectively.
(2)	Revenue for the year ending December 31, 2021 is projected as $1 million because 72% of the facility is dedicated to SKU optimization.
(3)

Facility EBITDA means Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) that takes into account costs that are directly incurred for facility operations. Corporate EBITDA means EBITDA that takes into account (a) costs that are directly incurred for facility operations, and (b) corporate overhead costs for administrative purposes.

Local Bounti prepared these projections based on a variety of sources, including inputs and market data from third-party data providers, work with external consultants and management’s experience in the CEA and farming sectors. The projections were prepared using a number of assumptions, including the following assumptions that Local Bounti management believed to be material:

•

Total revenue driven primarily by the operation of eight facilities producing loose leaf lettuce in North America, successfully constructed and commissioned to management’s expected expansion timeline.

•	Revenue growth is also driven by increasing yield due to forecasted investment in plant science and facility technology, which is expected to optimize genetic traits and growing conditions.

•	Increasing price per unit in line with inflation.

•	Operating costs, including facility costs, such as labor, utility and distribution, and corporate costs, such as sales, marketing and administrative items.

•

Declining cost of sales on a per unit basis, due to investment in plant science and facility technology, and overall performance optimization, which is expected to reduce the cost of seeds, labor and utilities on per unit basis.

•

The EBITDA forecast includes spending on research and development for trial plant production in 2021 and 2022 in the Montana Facility, as well as increased sales, general and administrative costs based on management’s estimation of amounts required to support forecast growth.

In making the foregoing assumptions, Local Bounti’s management relied on a number of factors, including:

•

Continuation of Local Bounti’s sale of product at the current demonstrated price level for leafy green products sold to consumers through retailers and with management’s estimate of product mix and channel mix.

•	Consumer demand for Local Bounti’s products similar to that demonstrated in Local Bounti’s current operating geographies.

•	Achieving modeled farm yields operating efficiencies.

•	Current trends in economic activity and corresponding expectations of future rates of inflation.

The assumptions set forth above were reviewed and analyzed by Leo’s management and Leo agreed that such assumptions were material to the projections and believed they were consistent with Leo’s understanding of Local Bounti’s business model.

The projections set out above reflect the updated and final version of the financial projection model provided by Local Bounti to Leo on May 11, 2021 and assume the consummation of the Business Combination. The final version of the financial projection model provided by Local Bounti to Leo on May 11, 2021 did not materially differ from the financial projection models previously provided by Local Bounti to Leo, which began on March 1, 2021 and was updated to reflect changes to Local Bounti’s business during the course of the negotiations between the parties. The underlying assumptions in the financial project models from March 1, 2021 through May 11, 2021 did not materially change even though certain underlying information was updated to reflect the progressing nature of Local Bounti’s business over the period during which the transaction was negotiated, but did not materially impact any of the projected information after 2021. As described above, Local Bounti’s ability to achieve these projections will depend upon a number of factors outside of its control. These factors include significant business, economic and competitive uncertainties and contingencies. Local Bounti developed these projections based upon assumptions with respect to future business decisions and conditions that are subject to change, including Local Bounti’s execution of its strategies and product development, as well as growth in the markets in which it currently operates and proposes to operate. As a result, Local Bounti’s actual results may materially vary from the projections set out below. See also “Cautionary Note Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors.”

Summary of Leo Financial Analysis

The following is a summary of the material financial analyses prepared by Leo and reviewed by the Leo Board in connection with the valuation of Local Bounti. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by Leo nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the Leo Board. Leo may have deemed various assumptions more or less probable than other assumptions. Some of the summaries of the financial analyses set forth below include information presented in tabular format. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Leo’s financial analyses and the Leo Board’s recommendation.

In performing its analyses, Leo management made numerous material assumptions with respect to, among other things, customer retention and growth, technology development, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Leo, Local Bounti or any other parties to the Business Combination. None of Local Bounti, Leo, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Local Bounti do not purport to be appraisals or reflect the prices at which Local Bounti shares may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Comparable Company Analysis

In connection with the valuation of Local Bounti, Leo reviewed certain publicly available financial information of other companies, selected based on the experience and the professional judgment of Leo management. In connection with its analysis, Leo reviewed certain financial information of Local Bounti, such as its current balance sheet and income statements, expected cash needs, financing history and equity capitalization.

Leo considered certain financial and operating data for (i) certain CEA companies (the “CEA Comparables”) and (ii) certain public high-growth, healthy-consumer companies (the “High-Growth Healthy-Consumer Comparables” and, together with the CEA Comparable, the “Comparables”). The selected companies were:

CEA Comparables:

•	AppHarvest, Inc.

•	AeroFarms

High-Growth Healthy Consumer Comparables:

•	Freshpet, Inc.

•	Beyond Meat, Inc.

•	Peloton Interactive, Inc.

•	Vital Farms, Inc.

None of the selected companies has characteristics identical to Local Bounti. Companies were selected because they have a combination of comparable growth profiles and gross margins, overlapping end markets, or similarly focused products. AppHarvest, Inc. and AeroFarms are relevant because they are peers in the CEA industry. Freshpet, Inc., Beyond Meat, Inc., Peloton Interactive, Inc. and Vital Farms, Inc. are relevant because they target similar end customers to Local Bounti and they have similar projected growth profiles. An analysis of selected companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. Leo believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Comparables. Accordingly, Leo also made qualitative judgments, based on the experience and professional judgment of its directors and officers, concerning differences between the operational, business and/or financial characteristics of Local Bounti and the selected companies to provide a context in which to consider the results of the quantitative analysis.

Leo reviewed the following operational and valuation benchmarks of Local Bounti in comparison to each of the CEA Comparables and High-Growth Healthy Consumer Comparables with data as of June 14, 2021, which Leo management deemed relevant based on its professional judgment and expertise:

Operational Benchmarking

Company	Calendar Year (CY) 2022E Revenue Growth (%)	CY 2022E EBITDA Margin (%)	CY 2024E Revenue Growth (%)	CY 2025E Revnenue Growth (%)	CY 2024E EBITDA Margin (%)	CY 2025E EBITDA Margin (%)
Local Bounti(1)	N/A	N/A	232.4%	63.9%	33.8%	41.7%
CEA Comparables
AppHarvest, Inc.	N/A	N/A	77.9%	50.0%	23.6%	31.5%
AeroFarms(2)	N/A		201.9%	102.5%	N/A	24.8%
High-Growth Healthy-Consumer Comparables
Freshpet, Inc.	31.8%	17.3%	N/A	N/A	N/A	N/A
Beyond Meat, Inc.	47.6%	6.4%	N/A	N/A	N/A	N/A
Peloton Interactive, Inc.	37.9%	28.0%	N/A	N/A	N/A	N/A
Vital Farms, Inc.	27.4%	5.0%	N/A	N/A	N/A	N/A

(1)	Based on Local Bounti projections.
(2)	Based on projections provided in AeroFarms investor presentation.

Valuation Benchmarking

Company	CY 2022E AV / Revenue	CY 2022E AV / EBITDA	CY 2024E AV / Revenue	CY 2025E AV / Revenue	CY 2024E AV / EBITDA	CY 2025E AV / EBITDA
Local Bounti(1)	N/A	N/A	2.7x	1.6x	7.9x	3.9x
CEA Comparables
AppHarvest, Inc.	N/A	N/A	5.7x	3.8x	24.3x	12.1x
AeroFarms(2)	N/A		5.3x	2.6x	N/A	10.5x
High-Growth Healthy-Consumer Comparables
Freshpet, Inc.	12.9x	74.5x	N/A	N/A	N/A	N/A
Beyond Meat, Inc.	12.2x	191.1x	N/A	N/A	N/A	N/A
Peloton Interactive, Inc.	6.1x	52.8x	N/A	N/A	N/A	N/A
Vital Farms, Inc.	2.6x	50.9x	N/A	N/A	N/A	N/A

(1)	Based on Local Bounti projections.
(2)	Based on projections provided in AeroFarms investor presentation.

Based on the analyses performed, the Leo Board determined that the proposed valuation for the Business Combination valued Local Bounti attractively as compared to comparable public companies and precedent transactions (including the transactions for AppHarvest, Inc. and AeroFarms; two CEA industry peers). Specifically, the Leo Board determined that the proposed valuation of Local Bounti was attractive relative to the valuations of both AppHarvest, Inc. and AeroFarms, on the basis of both long-term projected revenue and long-term projected EBITDA figures. The transaction values Local Bounti at approximately 1.6 times 2025E Revenue and 3.9 times 2025E EBITDA, which the Leo Board found could be favorable as it represented a significant discount to the comparable valuations of AppHarvest (3.8 times 2025E Revenue and 12.1 times 2025E EBITDA) and AeroFarms (2.6 times 2025E Revenue and 10.5 times 2025E EBITDA). The Leo Board determined that these discounts to comparable valuations indicated

the potential for Local Bounti’s valuation to expand following the transaction to a level in line with other comparable companies and could thereby create additional value for shareholders. This valuation of Local Bounti was determined to be especially favorable in light of the Leo Board’s view that Local Bounti is well-positioned to emerge as a top player in the controlled environment agriculture industry in the coming years. Due to the early-stage nature of Local Bounti’s business, the Leo Board did not consider a discounted cash flow analysis to be applicable in its valuation analyses of the Combined Company.

Satisfaction of 80% Test

It is a requirement under the Existing Governing Documents that any business acquired by Leo have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Local Bounti generally used to approve the transaction, the Local Bounti board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Leo and its shareholders and appropriately reflected Local Bounti’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Local Bounti’s historical growth rate and its potential for future growth in revenue and profits. The Leo Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Local Bounti met this requirement.

Interests of Leo’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Leo Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including Leo’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Leo shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 6,875,000 Class B ordinary shares currently owned by the initial shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that the Sponsor paid $8,00,000 for its private placement of 5,333,333 private placement warrants to purchase Class A ordinary shares and such private placement warrants will expire worthless if an initial business combination is not consummated by March 2, 2023;

•

the fact that the initial shareholders and Leo’s current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Leo fails to complete an initial business combination by March 2, 2023;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the initial shareholders;

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A ordinary shares in connection with the consummation of the Business Combination;

•

the fact that certain of Leo’s directors and officers have committed to purchase up to an aggregate of 1,100,000 shares of common stock ($11,000,000 in the aggregate) in connection with the PIPE Financing on the same terms as the other PIPE Investors;

•	the continued indemnification of Leo’s directors and officers and the continuation of Leo’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•	the fact that the Sponsor and Leo’s officers and directors will lose their entire investment in Leo and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations unless an initial business combination is consummated by March 2, 2023, although no such amounts require reimbursement as of the date of this joint proxy statement/prospectus;

•

the fact that if the trust account is liquidated, including in the event Leo is unable to complete an initial business combination by March 2, 2023, the Sponsor has agreed to indemnify Leo to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•

following the completion of the Business Combination, the Sponsor, Leo’s officers and directors and their respective affiliates will be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination (which will be the Business Combination should it occur), and repayment of any other loans, if any, and on such terms as to be determined by Leo from time to time, made by the Sponsor or certain of Leo’s officers and directors to finance transaction costs in connection with an intended initial business combination (which will be the Business Combination should it occur). If Leo fails to complete a Business Combination within the required period, the Sponsor and Leo’s officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement; and

•

pursuant to the Amended and Restated Registration Rights Agreement, the Sponsor and certain of Leo’s directors and officers will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Local Bounti common stock and New Local Bounti warrants held by such parties.

Except as otherwise described above, we do not believe that that there are any material Leo securities held by the Sponsor, our officers and directors, loans extended by (or fees due to) the Sponsor, our officers and directors, or out-of-pocket expenses for which the Sponsor, our officers and directors are awaiting reimbursement from Leo.

The initial shareholders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this joint proxy statement/prospectus, Leo’s initial shareholders own approximately 20% of the issued and outstanding ordinary shares. See “Related Agreements—Sponsor Agreement” in the accompanying joint proxy statement/prospectus for more information related to the Sponsor Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Local Bounti and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the NYSE Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal (under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal), and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Local Bounti’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, the PIPE Financing and all of the Leo shareholder redemptions.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with GAAP. Under this method of accounting, Leo has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Local Bounti Stockholders comprising a relative majority of the voting power of the combined company, Local Bounti’s operations prior to the acquisition comprising the only ongoing operations of New Local Bounti, and Local Bounti’s senior management comprising a majority of the senior management of New Local Bounti. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Local Bounti with the Business Combination being treated as the equivalent of Local Bounti issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical costs, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Local Bounti portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. Leo and Local Bounti filed the required forms under the HSR Act with the Antitrust Division and the FTC on April 5, 2021 and requested early termination of the waiting period under the HSR Act.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Local Bounti’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Leo cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Leo cannot assure you as to its result.

None of Leo or Local Bounti are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Leo’s entry into the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among Leo, Merger Sub 1, Merger Sub 2, and Local Bounti, a copy of which is attached to the joint proxy statement/prospectus as Annex A, pursuant to which, among other things, following the de-registration of Leo as an exempted company in the Cayman Islands and the continuation and domestication of Leo as a corporation in the State of Delaware with the name “Local Bounti Corporation,” (a) Merger Sub 1 will merge with and into Local Bounti (the “First Merger”), with Local Bounti as the surviving company in the First Merger, followed immediately by the merger of the resulting company with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Merger”), with Merger Sub 2 as the surviving company in the Second Merger and, after giving effect to the Merger, Local Bounti shall be a wholly-owned subsidiary of Leo and (b) at the Effective Time, based on an implied pre-transaction equity value of $650.0 million (excluding convertible debt of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti), plus the aggregate exercise price of all Local Bounti warrants, minus up to $37.5 million of cash consideration to certain Local Bounti stockholders, minus $4.0 million of transaction bonuses to certain Local Bounti employees, minus the payoff amount of certain Local Bounti indebtedness, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing; all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt; each Local Bounti equityholder will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control; certain related agreements (including the Sponsor Agreement, the Subscription Agreements, the Registration Rights Agreement the Company Stockholder Support Agreements and the Lock-Up Agreements, each in the form attached to the joint proxy statement/prospectus as Annex E, Annex F, Annex G, Annex H and Annex I, respectively); and the transactions contemplated thereby, be approved, ratified and confirmed in all respects”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT THE LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 – DOMESTICATION PROPOSAL

Overview

As discussed in this joint proxy statement/prospectus, Leo is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the board of directors of Leo has unanimously approved, and Leo shareholders are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of Leo’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Leo will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Leo will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Leo will convert automatically by operation of law, on a one-for-one basis, into shares of New Local Bounti Common Stock; (ii) each issued and outstanding warrant to purchase Class A ordinary shares of Leo will automatically represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share of New Local Bounti Common Stock on the terms and conditions set forth in the warrant agreement; and (iii) each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant to acquire one share of New Local Bounti Common Stock.

The Domestication Proposal, if approved, will approve a change of Leo’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Leo is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New Local Bounti will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Leo will also ask its shareholders to approve the Governing Documents Proposals (discussed below), which, if approved, will replace the Existing Governing Documents with a new certificate of incorporation and bylaws of New Local Bounti under the DGCL. The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents and we encourage shareholders to carefully consult the information set out below under “Governing Documents Proposals,” the Existing Governing Documents of Leo, attached hereto as Annex B and the Proposed Governing Documents of New Local Bounti, attached hereto as Annex C and Annex D.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Leo and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•

Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•

Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe, such clarity would be advantageous to New Local Bounti, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Local Bounti’s stockholders from possible abuses by directors and officers.

•

Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Local Bounti’s incorporation in Delaware may make New Local Bounti more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Local Bounti to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Leo as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Local Bounti immediately following the Domestication will be the same as those of Leo immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Domestication Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Domestication Proposal. However, the NYSE requires that for the Domestication Proposal to be approved, there must be more votes cast in favor of the Domestication Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Domestication Proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that Leo be transferred by way of continuation to Delaware pursuant to Part XII of the Cayman Island Companies Act and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Leo be continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of Leo as a corporation in the State of Delaware, the name of Leo be changed from “Leo Holdings III Corp” to “Local Bounti Corporation.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 – CHARTER PROPOSAL

Overview

As discussed in this joint proxy statement/prospectus, Leo is asking its shareholders to approve the Charter Proposal. Under the Merger Agreement, the approval of the Charter Proposal is also a condition to the consummation of the Business Combination.

Reasons for the Charter Proposal

Leo shareholders are also being asked to adopt the Proposed Certificate of Incorporation in the form attached hereto as Annex C, which, in the judgment of the Leo Board, is necessary to adequately address the needs of Leo following the Domestication and the consummation of the Business Combination.

For a summary of the key differences between the Memorandum of Association and the Articles of Association under Cayman Islands law and the Proposed Certificate of Incorporation under the DGCL, please see “Governing Documents Proposals.” The summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex C to this joint proxy statement/prospectus.

Vote Required for Approval

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Charter Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Charter Proposal. However, the NYSE requires that for the Charter Proposal to be approved, there must be more votes cast in favor of the Charter Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Charter Proposal.

If any of the Domestication Proposal, the Charter Proposal, the Business Combination Proposal, the Incentive Award Plan Proposal or the NYSE Proposal fails to receive the required shareholder approval, the Business Combination will not be completed.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of Leo Holdings III Corp currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed Certificate of Incorporation (copy of which is attached to the joint proxy statement/prospectus in respect of the Shareholders Meeting as Annex C) including the authorization of the change in authorized share capital as indicated therein and the change of name to “Local Bounti Corporation.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT THE LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSALS NO. 4 THROUGH 7 –GOVERNING DOCUMENTS PROPOSALS

As discussed in this joint proxy statement/prospectus, Leo is asking its shareholders to consider and vote upon, on a non-binding advisory basis, four separate proposals (collectively, the “Governing Documents Proposals”) in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents. The Governing Documents Proposals are not conditioned on the approval of any other proposal.

In the judgment of the Leo Board, these provisions are necessary to adequately address the needs of Leo and its stockholders following the consummation of the Business Combination and the Domestication. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Leo intends that the Proposed Certificate of Incorporation in the form set forth on Annex C will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.

The Proposed Governing Documents differ materially from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between our Amended and Restated Memorandum and Articles of Association and the Proposed Certificate of Incorporation and Proposed Bylaws for the Combined Company. This summary is qualified by reference to the complete text of the Existing Governing Documents of Leo, attached to this joint proxy statement/prospectus as Annex B, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this joint proxy statement/prospectus as Annex C, and the complete text of the Proposed Bylaws, a copy of which is attached to this joint proxy statement/prospectus as Annex D. All shareholders are encouraged to read each of the Proposed Governing Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Governing Documents are governed by the Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal” and “Charter Proposal.”

If each of the following Governing Documents Proposals and the Condition Precedent Proposals are approved and the Business Combination is to be consummated, Leo will replace the Existing Governing Documents, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Governing Documents”) of New Local Bounti, in each case, under the DGCL.

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Governing Documents Proposal A)	The authorized capital stock under the Existing Governing Documents is 500,000,000 Class A ordinary shares of par value US$0.0001 per share, 50,000,000 Class B ordinary shares of par value US$0.0001 per share and 5,000,000 preference shares of par value US$0.0001 per share.	The Proposed Governing Documents authorize 400,000,000 shares of New Local Bounti Common Stock and 100,000,000 shares of New Local Bounti Preferred Stock.

	See paragraph 5 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Governing Documents

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Governing Documents Proposal B)	The Existing Governing Documents authorize the issuance of 5,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	The Proposed Governing Documents authorize the board of directors to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

	See paragraph 5 of the Memorandum of Association and Article 3 of the Articles of Association.	See Article IV subsection 1.2 of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Governing Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Article 1 of the Articles of Association.	See Article IV subsection 2.3 and Article VIII subsection 1 of the Proposed Certificate of Incorporation.

Corporate Name (Governing Documents Proposal D)	The Existing Governing Documents provide the name of the company is “Leo Holdings III Corp”	The Proposed Governing Documents will provide that the name of the corporation will be “Local Bounti Corporation”

	See paragraph 1 of the Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Governing Documents Proposal D)	The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by March 2, 2023 (twenty-four months after the closing of Leo’s initial public offering), Leo will cease all operations except for the purposes of winding up and will redeem the shares issued in Leo’s initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to New Local Bounti’s ongoing existence; the default under the DGCL will make New Local Bounti’s existence perpetual.

	Existing Governing Documents	Proposed Governing Documents

	See Article 49 subsection 49.4 of the Articles of Association.	This is the default rule under the DGCL.

Exclusive Forum (Governing Documents Proposal D)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for litigation arising out of the Securities Act.

See Article IX of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Governing Documents Proposal D)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 49 of the Articles of Association.

Resolution to be Voted Upon

The full text of the resolution to be passed in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents is as follows:

“RESOLVED, as a non-binding advisory resolution, that the proposed Certificate of Incorporation and proposed Bylaws (copies of which are attached to the joint proxy statement/prospectus in respect of the extraordinary general meeting as Annex C and Annex D, respectively), will be approved and adopted with such principal changes as described in “Governing Documents Proposals A-D.”

Vote Required for Approval

The approval of the Governing Documents proposals will require the affirmative vote of holders of the majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Governing Documents proposals. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Governing Documents proposals. However, the NYSE requires that for the Governing Documents proposals to be approved, there must be more votes cast in favor of the Governing Documents proposals than the aggregate of votes against such proposals plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Governing Documents proposals.

As discussed above, a vote to approve the Governing Documents Proposals is an advisory vote, and therefore, is not binding on Leo or its Board. Accordingly, regardless of the outcome of the non-binding advisory vote, Leo intends that each of the Proposed Certificate of Incorporation and Proposed Bylaws of the Combined Company, in the form set forth on Annex C and Annex D of the proxy statement and prospectus, respectively, and containing the provisions noted above, will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.

Recommendation of the Leo Board with Respect to the Governing Documents Proposals

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT THE LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSALS.

PROPOSAL NO. 4 – GOVERNING DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal A—as an ordinary resolution, to approve the change in the authorized capital stock of Leo from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 400,000,000 shares of common stock, par value $0.0001 per share, of New Local Bounti and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share, of New Local Bounti.

As of the date of this joint proxy statement/prospectus, there are 34,375,000 ordinary shares issued and outstanding, which includes an aggregate of 6,875,000 Class B ordinary shares held by the initial shareholders, including Sponsor. In addition, as of the date of this joint proxy statement/prospectus, there are outstanding an aggregate of 10,833,333 warrants, comprised of 5,333,333 private placement warrants held by Sponsor and the 5,500,000 public warrants.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Leo will convert automatically by operation of law, on a one-for-one basis, into shares of New Local Bounti Common Stock; (ii) each issued and outstanding warrant to purchase Class A ordinary shares of Leo will automatically represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share of New Local Bounti Common Stock on the terms and conditions set forth in the warrant agreement; and (iii) each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of New Local Bounti Common Stock and one-fifth of one warrant to acquire one share of New Local Bounti Common Stock.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, based on an implied pre-transaction equity value of $650.0 million (excluding convertible debt of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti), plus the aggregate exercise price of all Local Bounti warrants, minus up to $37.5 million of cash consideration to certain Local Bounti stockholders, minus $4.0 million of transaction bonuses to certain Local Bounti employees, minus the payoff amount of certain Local Bounti indebtedness, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earnout shares (as described herein) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earnout shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the Closing, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant were exercised prior to the Closing.

In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied pre-transaction equity value of Local Bounti and therefore will have a dilutive impact to both the public shareholders of Leo and the pre-transaction stockholders of Local Bounti) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Each Local Bounti equityholder entitled to receive a portion of the earnout consideration will receive its applicable portion of equal thirds of 2,500,000 earnout shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 and $17.00 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control. For further details, see “Consideration to Local Bounti Equityholders in the Business Combination.”

In order to ensure that New Local Bounti has sufficient authorized capital for future issuances, our board of directors has approved, subject to stockholder approval, that the Proposed Governing Documents of New Local Bounti change in the authorized capital stock from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 400,000,000 shares of common stock, par value $0.0001 per share, of New Local Bounti and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share, of New Local Bounti.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Local Bounti, copies of which are attached to this joint proxy statement/prospectus as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New Local Bounti that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 – GOVERNING DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW LOCAL BOUNTI AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal B—to authorize the New Local Bounti Board to issue any or all shares of New Local Bounti Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Local Bounti Board and as may be permitted by the DGCL.

Our shareholders are also being asked to approve, on a non-binding advisory basis, Governing Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Local Bounti after the Business Combination.

If Governing Documents Proposal A is approved, the number of authorized shares of preferred stock of New Local Bounti will be 100,000,000 shares. Approval of this Governing Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Local Bounti, copies of which are attached to this joint proxy statement/prospectus as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New Local Bounti and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Local Bounti. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New Local Bounti, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Local Bounti Board to issue the authorized preferred stock on its own volition will enable New Local Bounti to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Local Bounti currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 – GOVERNING DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal C—to authorize the removal of the ability of New Local Bounti stockholders to take action by written consent in lieu of a meeting.

Our shareholders are also being asked to approve, on a non-binding advisory basis, Governing Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Local Bounti after the Business Combination.

The Proposed Governing Documents stipulate that any action required or permitted to be taken by the stockholders of New Local Bounti must be effected at a duly called annual or special meeting of stockholders of New Local Bounti, and may not be effected by any consent in writing by such stockholder.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Local Bounti, copies of which are attached to this joint proxy statement/prospectus as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Under the Proposed Governing Documents, New Local Bounti’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New Local Bounti’s organizational documents outside of a duly called special or annual meeting of the stockholders of New Local Bounti. Further, our board of directors believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which Leo is aware to obtain control of New Local Bounti, and Leo and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the board of directors does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New Local Bounti. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 – GOVERNING DOCUMENTS PROPOSAL D—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal D—to amend and restate the Existing Governing Documents and to authorize all other changes in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this joint proxy statement/prospectus as Annex C and Annex D, respectively), including (i) changing the post-Business Combination corporate name from “Leo Holdings III Corp” to “Local Bounti Corporation” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii) making New Local Bounti’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Leo Board believes is necessary to adequately address the needs of New Local Bounti after the Business Combination.

Our shareholders are also being asked to approve, on a non-binding advisory basis, Governing Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Local Bounti after the Business Combination.

The Proposed Governing Documents will be further amended in connection with the Business Combination to provide that the name of the corporation will be “Local Bounti Corporation” In addition, the Proposed Governing Documents will make New Local Bounti’s corporate existence perpetual.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Domestication, provides that, unless New Local Bounti consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Local Bounti, (ii) any action asserting a claim of breach of a fiduciary duty (including any fiduciary duty) owed by any current or former director, officer, stockholder or employee of New Local Bounti to New Local Bounti or New Local Bounti’s stockholders, (iii) any action asserting a claim against New Local Bounti or any current or former director, officer, stockholder or employee of New Local Bounti arising out of or relating to any provision of the General Corporation Law of Delaware, the Proposed Certificate of Incorporation or Proposed Bylaws (each, as in effect from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed Bylaws (including any right, obligation or remedy thereunder), (v) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting a claim against New Local Bounti or any current or former director, officer, stockholder or employee of New Local Bounti governed by the internal affairs doctrine of the State of Delaware. The forgoing shall not apply to any claims under the Exchange Act or the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, unless New Local Bounti gives an Alternate Forum Consent, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New Local Bounti will not be a blank check company.

Approval of each of the Governing Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the consummation of the Domestication, in the wholesale replacement of Leo’s Existing Governing Documents with New Local Bounti’s Proposed Governing Documents. While certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Governing Documents Proposals or otherwise identified in this Governing Documents Proposal D, there are other differences between the Existing Governing Documents and the Proposed Governing Documents (arising from, among other things, differences between Cayman Islands law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Governing Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Governing Documents of New Local Bounti, attached hereto as Annex C and Annex D, as well as the information set under the “Comparison of Corporate Governance and Shareholder Rights” section of this joint proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Leo Holdings III Corp” to “Local Bounti Corporation” is desirable to reflect the Business Combination with Local Bounti and to clearly identify New Local Bounti as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New Local Bounti’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New Local Bounti following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Local Bounti in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that the after the Domestication, New Local Bounti will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Adopting the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to an alternative forum, is intended to allow for the consolidation of multi-jurisdiction litigation, avoid state court forum shopping, provide efficiencies in managing the procedural aspects of securities litigation and reduce the risk that the outcome of cases in multiple jurisdictions could be inconsistent.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Certificate of Incorporation does not include the requirement to dissolve New Local Bounti and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and our board of directors believes it is the most appropriate period for New Local Bounti following the Business Combination. In addition, certain other provisions in our current certificate require that proceeds from the Leo’s initial public offering be held in the trust account until a business combination or liquidation of Leo has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Certificate of Incorporation.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 8 – THE NYSE PROPOSAL

Overview

The NYSE Proposal—to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03 , the issuance of shares of New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing (such proposal, the “NYSE Proposal”).

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Under NYSE Listing Rule 312.03, a company is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. In the Business Combination and PIPE Financing, Leo currently expects to issue an estimated 76,140,489 shares of New Local Bounti common stock (including shares of New Local Bounti common stock to be issued upon the exchange or conversion of securities to be outstanding upon consummation of the Business Combination). Additionally, pursuant to NYSE Listing Rule 312.03, when a NYSE-listed company proposes to issue securities in connection with the Business Combination of the stock or assets of another company, stockholder approval is required if a substantial stockholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. NYSE Listing Rule 312.03(e) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE-listed company. Because Sponsor currently owns greater than 5% of Leo’s ordinary shares, the Sponsor is considered a substantial shareholder of Leo under NYSE Listing Rule 312.03(e).

In the event that this proposal is not approved by Leo shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Leo shareholders, but the Merger Agreement is not consummated New Local Bounti will not issue such shares of New Local Bounti Common Stock.

Vote Required for Approval

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the NYSE Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the NYSE Proposal. However, the NYSE requires that for the NYSE Proposal to be approved, there must be more votes cast in favor of the NYSE Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the NYSE Proposal.

The NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing be approved.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 9 – INCENTIVE AWARD PLAN PROPOSAL

Overview

The Incentive Award Plan Proposal—to consider and vote upon a proposal to approve and adopt by ordinary resolution the Local Bounti Corporation Equity Incentive Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex J (such proposal, the “Incentive Award Plan Proposal”).

A total amount of shares equal to 14% of the aggregate number of shares of Local Bounti Common Stock issued and outstanding immediately after the Closing (after giving effect to shareholder redemptions, if any) will be reserved for issuance under the Equity Incentive Plan. On the record date, the closing price on the NYSE per Class A ordinary share, each of which shall be converted to one share of New Local Bounti Common Stock, was $9.96. The Leo Board approved the Equity Incentive Plan on October 19, 2021, subject to approval by Leo’s shareholders. If the Equity Incentive Plan is approved by our shareholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination (the “Equity Incentive Plan Effective Date”).

The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex J to this joint proxy statement/prospectus.

Summary of the Local Bounti Corporation 2021 Equity Incentive Plan

The Equity Incentive Plan is intended to replace the Local Bounti Corporation 2020 Stock Incentive Plan (the “2020 Stock Plan”). The Local Bounti board of directors terminated the 2020 Stock Plan, effective as of and contingent upon the Equity Incentive Plan Effective Date. Following the Closing Date, no additional equity awards will be granted under the 2020 Stock Plan, although all equity awards granted under the 2020 Stock Plan that are outstanding as of immediately prior to the Closing Date will be assumed by us and continue to be subject to the terms and conditions as set forth in the agreements evidencing such equity awards and the terms of the 2020 Stock Plan.

Reasons to Approve the Equity Incentive Plan

The purpose of the Equity Incentive Plan is to enhance our ability to attract, retain and incentivize employees, independent contractors and directors and promote the success of our business. We consider equity compensation to be a vital element of our compensation program and believe that the ability to grant equity awards at competitive levels is in the best interest of us and our stockholders. The Leo Board believes the Equity Incentive Plan is critical in enabling us to grant equity awards as an incentive and retention tool as we continue to compete for talent.

Approval of the Equity Incentive Plan by our stockholders is required, among other things, to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the Equity Incentive Plan.

Description of the Equity Incentive Plan

Below is a summary of the material features of the Equity Incentive Plan. The Equity Incentive Plan is set forth in its entirety as Annex J to this joint proxy statement/prospectus, and all descriptions of the Equity Incentive Plan contained in this Proposal No. 9 are qualified by reference to Annex J.

Purpose

The Equity Incentive Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals; (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our stockholders, and (iii) promote the success of our business.

Types of Equity Awards

The Equity Incentive Plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, and stock bonus awards (all such types of awards, collectively, “equity awards”).

Share Reserve

Number of Shares

Subject to adjustments as set forth in the Equity Incentive Plan, the maximum aggregate number of shares of Combined Company common stock that may be issued under the Equity Incentive Plan will not exceed (i) fourteen percent (14%) of the total number of issued and outstanding shares of New Local Bounti Common Stock outstanding as of the Closing, plus (ii) the number of shares of Local Bounti’s commonstock subject to awards or issued under Local Bounti’s existing equity incentive plan that otherwise would have been returned to such plan on or after the 2021 Plan Effective Date (as defined below) on account of the expiration, cancellation, forfeiture or repurchase of awards granted thereunder. The shares may be authorized, but unissued, or reacquired Combined Company common stock. Furthermore, subject to adjustments as set forth in the Equity Incentive Plan, in no event will the maximum aggregate number of shares that may be issued under the Equity Incentive Plan pursuant to incentive stock options exceed the number set forth above plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the Equity Incentive Plan.

The number of shares available for issuance under the Equity Incentive Plan will automatically be increased on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year, in an amount equal four percent (4%) of the outstanding shares on the last day of the immediately preceding fiscal year, unless the Combined Company board of directors determines on or prior to the first day of any fiscal year that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Combined Company common stock.

Lapsed Awards

To the extent an equity award expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an exchange program (as defined in the Equity Incentive Plan), the unissued shares that were subject thereto will continue to be available under the Equity Incentive Plan for issuance pursuant to future equity awards. In addition, any shares which we retain upon exercise of an equity award in order to satisfy the exercise or purchase price for such equity award or any withholding taxes due with respect to such equity award will be treated as not issued and will continue to be available under the Equity Incentive Plan for issuance pursuant to future equity awards. Shares issued under the Equity Incentive Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for the shares (including without limitation upon forfeiture to or repurchase by us in connection with a participant ceasing to be a service provider) will again be available for future grants under the Equity Incentive Plan. To the extent an equity award under the Equity Incentive Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Equity Incentive Plan.

Assumption or Substitution of Awards by the Company.

The Plan Administrator (as defined below), from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (a) assuming such award under the Equity Incentive Plan or (b) granting an award under the Equity Incentive Plan in substitution of such other company’s award. Any awards that are assumed or substituted under the Equity Incentive Plan will not reduce the number of shares authorized for grant under the Equity Incentive Plan or authorized for grant to a participant in any fiscal year.

Eligibility

Employees, directors and independent contractors of us or our affiliates are all eligible to participate in the Equity Incentive Plan. Incentive stock options may only be granted to employees of ours or of our parents or subsidiaries. Following the Closing, the Combined Company is expected to have approximately 51 employees, one consultant and two non-employee directors who will be eligible to be granted equity awards under the Equity Incentive Plan.

Administration

The Equity Incentive Plan will be administered by the Combined Company board of directors or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Plan Administrator”). Awards granted to an officer or director of the Combined Company or any other person whose transactions in the Combined Company common stock are subject to Section 16 of the Exchange Act (each, an “Insider”) must be approved by two or more “non-employee directors” of the Combined Company board of directors.

Subject to the terms of the Equity Incentive Plan, the Plan Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the Equity Incentive Plan; (ii) select the service providers to whom equity awards may be granted under the Equity Incentive Plan; (iii) determine the number of shares to be covered by each equity award granted under the Equity Incentive Plan; (iv) approve forms of equity award agreements for use under the Equity Incentive Plan; (v) determine the terms and conditions, not inconsistent with the terms of the Equity Incentive Plan, of any equity award granted thereunder; (vi) institute and determine the terms and conditions of an exchange program under the terms of the Equity Incentive Plan (subject to stockholder approval); (vii) construe and interpret the terms of the Equity Incentive Plan and equity awards granted pursuant to the Equity Incentive Plan; (viii) correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan, any equity award or any equity award agreement; (ix) prescribe, amend and rescind rules and regulations relating to the Equity Incentive Plan; (x) modify or amend each equity award (subject to the terms of the Equity Incentive Plan); (xi) adjust performance goals applicable to a participant with respect to an equity award to take into account changes in applicable laws or in accounting or tax rules, or such other extraordinary events or circumstances; (xii) allow participants to satisfy tax withholding obligations in such manner as prescribed in the Equity Incentive Plan; (xiii) authorize any person to execute on our behalf any instrument required to effect the grant of an equity award previously granted by the Plan Administrator; (xiv) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under an equity award; and (xv) make all other determinations deemed necessary or advisable for administering the Equity Incentive Plan.

However, to the extent permitted by applicable law and listing requirements, the Combined Company board of directors or a committee thereof may delegate to one or more of our directors or officers who may be (but are not required to be) Insiders, the authority to (a) designate employees who are not Insiders to be recipients of equity awards and determine the number of shares subject to equity awards granted to such designated employees, subject to certain restrictions that are set forth in the Equity Incentive Plan and (b) take any and all actions on behalf of the Combined Company board of directors or a committee thereof other than any actions that affect the amount or form of compensation of Insiders or have material tax, accounting, financial, human resource or legal consequences to us or our affiliates.

Members of the Plan Administrator and its delegates are indemnified and held harmless by the Combined Company from any costs that are imposed on or incurred by such persons in connection with claims due to actions or omissions under the Equity Incentive Plan not attributable to willful misconduct.

Stock Options

Each stock option will be designated in the equity award agreement as either an incentive stock option (which is entitled to potentially favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to employees.

The term of each stock option will be stated in the equity award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the equity award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of any of our affiliates, the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the equity award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Plan Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in, and in a manner consistent with, Section 424(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

At the time a stock option is granted, the Plan Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may vest or be exercised. The Plan Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment. In the case of an incentive stock option, the Plan Administrator will determine the acceptable form of consideration at the time of grant.

If a participant ceases to be a service provider other than for “cause” (as defined in the Equity Incentive Plan), the participant may exercise his or her stock option within such period of time as is specified in the equity award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the equity award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or disability, and three months following a termination for any other reason. Any outstanding stock option (including any vested portion thereof) held by a participant will immediately terminate in its entirety upon the participant being first notified of his or her termination for cause and the participant will be prohibited from exercising his or her stock option from and after the date of such notification.

Stock Appreciation Rights (SARs)

The Plan Administrator will determine the terms and conditions of each SAR, provided that the exercise price for each SAR will be no less than 100% of the fair market value of the underlying shares of Combined Company common stock on the date of grant. Upon exercise of a SAR, a participant will receive payment from us in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash, in shares of equivalent value, or in some combination thereof, as determined by the Plan Administrator. SARs are exercisable at the times and on the terms established by the Plan Administrator.

Restricted Stock and RSUs

Restricted stock awards are grants of shares of Combined Company common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Plan Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Combined Company common stock. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout for his or her earned RSUs as determined by the Plan Administrator in the form of cash, shares, or a combination of both.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such an equity award, the Plan Administrator may impose whatever conditions on vesting and such other terms as it determines to be appropriate.

During the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid, in each case with respect to such shares unless the Plan Administrator determines otherwise. All such dividends or distributions will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the shares of restricted stock with respect to which they were paid and shall not be paid or distributed unless and until such related Shares have vested and been earned.

During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Plan Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof. Absent a contrary provision in an award agreement, such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the RSUs with respect to which the dividend equivalents accrue and shall not be paid or settled unless and until the related RSUs have vested and been earned.

Stock Bonus Awards

A stock bonus award is an award of shares to a participant without a purchase price that is not subject to any restrictions. The Plan Administrator will determine the number of shares to be awarded to the participant under a stock bonus award and any other terms applicable to such stock bonus award. A stock bonus award may be paid in cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus award on the date of payment, as determined in the sole discretion of the Plan Administrator.

Performance Awards

The Plan Administrator may grant stock options, SARs, restricted stock and RSUs that are subject to the satisfaction of specified performance criteria. The Plan Administrator determines the terms surrounding performance awards, including the required levels of performance with respect to specified business criteria (including any adjustment(s) thereto that will be applied in determining the achievement of such performance criteria), the corresponding amounts payable upon achievement of such levels of performance, and the termination and forfeiture provisions; provided that all performance criteria must be determined when the achievement of such criteria remains substantially uncertain.

The Plan Administrator in its discretion may make performance goals applicable to a participant with respect to an equity award. In the Plan Administrator’s discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenue; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue or revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets, return on investment, return on capital, or return on stockholder equity; (17) cash flow, operating cash flow, free cash flow, cash flow return on investment, net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share; (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, or completion of critical staff training initiatives; (26) objective goals relating to projects; and (27) enterprise resource planning. Equity awards issued to participants may take into account other criteria (including subjective criteria).

Performance goals may differ from participant to participant, performance period to performance period and from equity award to equity award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to us), (iii) on a per share and/or share per capita basis, (iv) against the performance of us as a whole or against any of our affiliate(s), particular segment(s), business unit(s) or product(s) of ours or an individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

Outside Director Limitations

Equity awards granted during a single fiscal year under the Equity Incentive Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Combined Company board of directors, will not exceed (i) $1,000,000 in total value for any outside director serving as the lead director of the Combined Company board of directors or chair of the Combined Company board of directors (including with respect to the first year of service) and (ii) $700,000 in total value for any other outside director, except with respect to the first year of service in which case any equity awards granted and cash fees paid will not exceed $1,000,000 in total value (calculating the value of any such equity awards, in each case, based on the grant date fair value of such equity awards for financial reporting purposes). Such applicable limit will include the value of any equity awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments. Equity awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an outside director will not count for purposes of these limits.

Leaves of Absence/Transfer Between Locations; Time Commitment Change

The Plan Administrator has the discretion to determine at any time whether and to what extent the vesting of equity awards will be suspended during any leave of absence; provided that in the absence of such determination, vesting of equity awards will continue during any paid leave and will be suspended during any unpaid leave (unless otherwise required by applicable laws). A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between our locations or between us and any of our affiliates. If an employee holds an incentive stock option and such leave exceeds three months then, for purposes of incentive stock option status only, such employee’s service as an employee will be deemed terminated on the first day following such three month period and the incentive stock option will thereafter automatically be treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.

If a participant’s regular level of time commitment in performing services to us or an affiliate of ours is reduced after an equity award is granted, the Plan Administrator has the discretion, subject to applicable laws, to (i) proportionately reduce the number of shares or cash amount subject to equity awards that vest or become payable after such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting schedule of the equity award. If the Plan Administrator makes such a reduction, the participant will no longer have any rights to the portion of the equity award that is so reduced.

Nontransferability of Equity Awards

Unless determined otherwise by the Plan Administrator, an equity award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, by the laws of descent or distribution, or if we so permit, by beneficiary designation, and may be exercised, during the lifetime of the participant, only by the participant. If the Plan Administrator makes an equity award transferable, such equity award will contain such additional terms and conditions as the Plan Administrator deems appropriate provided, however, that in no event may any equity award be transferred for consideration to a third-party financial institution.

Clawback/Recovery

The Plan Administrator may specify in an equity award agreement that the participant’s rights, payments, and/or benefits with respect to an equity award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an equity award. Notwithstanding any provisions to the contrary under the Equity Incentive Plan, an equity award granted under the Equity Incentive Plan will be subject to any clawback policy as may be established and/or amended from time to time by us. The Plan Administrator may require a participant to forfeit or return to and/or reimburse us for all or a portion of the equity award and/or shares issued under the equity award, any amounts paid under the equity award, and any payments or proceeds paid or provided upon disposition of the shares issued under the equity award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Adjustment

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of the Combined Company common stock or other securities of us or other significant corporate transaction, or other change affecting the Combined Company common stock occurs, the Plan Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Equity Incentive Plan and/or the number, class, kind and price of securities covered by each outstanding equity award; provided that all such adjustments will be made in a manner that does not result in taxation under Section 409A of the Code (“Section 409A”).

Dissolution or Liquidation

In the event of the proposed winding up, dissolution or liquidation of us, the Plan Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an equity award will terminate immediately prior to the consummation of such proposed action.

Corporate Transaction

In the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of our then outstanding capital stock, or (iv) a “Change in Control” (as defined in the Equity Incentive Plan) each outstanding equity award (vested or unvested) will be treated as the Plan Administrator determines, which determination may provide for one or more of the following: (a) the continuation of such outstanding equity awards (if we are the surviving corporation); (b) the assumption of such outstanding equity awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such equity awards; (d) the cancellation of such equity awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such equity awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the equity award; provided that such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, (subject to applicable laws); (e) the full or partial acceleration of vesting, exercisability, payout or accelerated expiration of an outstanding equity award, lapse of our right to repurchase or re-acquire shares acquired under an equity award or lapse of forfeiture rights with respect to shares acquired under an equity award; (f) the opportunity for participants to exercise their stock options and/or SARs prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any stock options not exercised prior thereto or (g) the cancellation of such outstanding equity awards in exchange for no consideration.

Change in Control

An equity award may be subject to additional acceleration of vesting and exercisability upon or after a “change in control” (as defined in the Equity Incentive Plan) as may be provided in the equity award agreement for such equity award or as may be provided in any other written agreement between us or any of our affiliates and the participant, but in the absence of such provision, no such acceleration will occur (unless otherwise determined by the Plan Administrator in connection with a corporate transaction).

Amendment, Termination and Duration of the Equity Incentive Plan

If approved by our shareholders, the Equity Incentive Plan will continue in effect unless terminated earlier under the terms of the Equity Incentive Plan. The Plan Administrator may at any time amend, alter, suspend or terminate the Equity Incentive Plan. No incentive stock options may be granted after October 18, 2031. No awards may be granted under the Equity Incentive Plan while the Equity Incentive Plan is suspended or after it is terminated.

U.S. Federal Tax Aspects

A participant who receives a stock option or SAR will not have taxable income upon the grant of the stock option or SAR. For nonstatutory stock options and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares over the exercise price — the appreciation value — on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year.

The purchase of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except for purposes of the alternative minimum tax. Gain or loss recognized by the participant on a later sale or other disposition of the shares will be capital gain or loss and/or ordinary income depending upon whether the participant holds the shares transferred upon exercise for a specified period. If the shares are held for the specified period, any gain generally will be taxed at long-term capital-gain rates. If the shares are not held for the specified period, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be treated as ordinary income. Any additional gain generally will be taxable at long-term or short-term capital-gain rates, depending on whether the participant held the shares for more than one year after the exercise date.

A participant who receives restricted stock will not have taxable income until vesting unless the participant timely files an election under Section 83(b) of the Code to be taxed at the time of grant. The participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any) if no such election is made. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of purchase or grant less the amount paid for such shares (if any).

A participant who receives RSUs will not have taxable income upon grant of the equity award; instead the participant will be taxed upon settlement of the equity award. The participant will recognize ordinary income upon settlement equal to the fair market value of the shares or the amount of cash received by the participant. In addition, Section 409A imposes certain restrictions on deferred compensation arrangements. Equity awards that are treated as deferred compensation under Section 409A are intended to meet the requirements of this section of the Code.

Prior to the delivery of any shares or cash pursuant to an equity award (or exercise thereof) or prior to any time the equity award or shares are subject to taxation or other tax-related items, we and/or the participant’s employer will have the power and the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy any tax-related items or other items that are required to be withheld or deducted or otherwise applicable with respect to such equity award.

The Plan Administrator may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have us withhold otherwise deliverable cash or shares, or delivering to us already-owned shares; provided that, unless the Plan Administrator permits otherwise, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that we deem to be reasonable and in accordance with applicable laws.

We will be entitled to a tax deduction in connection with an equity award under the Equity Incentive Plan only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes the income. Section 162(m) of the Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefits

The Equity Incentive Plan does not provide for set benefits or amounts of awards and we have not approved any equity awards that are conditioned on stockholder approval of the Equity Incentive Plan. No awards will be made to any directors, executive officers, employees or consultants in connection with the Business Combination. All other future awards to directors, executive officers, employees and consultants under the Equity Incentive Plan are discretionary and cannot be determined at this time.

Equity Compensation Plan Information

As of December 31, 2020, we did not maintain any equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	—

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Incentive Award Plan Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Incentive Award Plan Proposal. However, the NYSE requires that for the Incentive Award Plan Proposal to be approved, there must be more votes cast in favor of the Incentive Award Plan Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Incentive Award Plan Proposal.

The Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Local Bounti Corporation Equity Incentive Plan, a copy of which is attached to the joint proxy statement/prospectus as Annex J, be adopted and approved.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 10—EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

The Employee Stock Purchase Plan Proposal—to consider and vote upon a proposal to approve and adopt by ordinary resolution the Local Bounti Corporation 2021 Employee Stock Purchase Plan, which is referred to herein as the “Employee Stock Purchase Plan,” a copy of which is attached to this joint proxy statement/prospectus as Annex K (such proposal, the “Employee Stock Purchase Plan Proposal”).

A total amount of shares equal to 1.5% of the aggregate number of shares of Local Bounti Common Stock issued and outstanding immediately after the Closing (after giving effect to shareholder redemptions, if any) will be reserved for issuance under the Employee Stock Purchase Plan. On the record date, the closing price on the NYSE per Class A ordinary share, each of which shall be converted to one share of New Local Bounti Common Stock, was $9.96. The Leo Board approved the Employee Stock Purchase Plan on October 19, 2021, subject to approval by Leo’s shareholders. If the Employee Stock Purchase Plan is approved by our shareholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination (the “Employee Stock Purchase Plan Effective Date”).

The following is a summary of the material features of the Employee Stock Purchase Plan. This summary is qualified in its entirety by the full text of the Employee Stock Purchase Plan, a copy of which is included as Annex K to this joint proxy statement/prospectus.

Reasons to Approve the Employee Stock Purchase Plan

The Employee Stock Purchase Plan provides eligible employees and eligible service providers with an opportunity to purchase shares of Combined Company common stock at a discount through accumulated payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. The Leo Board believes the Employee Stock Purchase Plan will be an important incentive and retention tool as we continue to compete for talent.

Approval of the Employee Stock Purchase Plan by our shareholders is required, among other things, to comply with stock exchange rules requiring stockholder approval of equity compensation plans and for the Employee Stock Purchase Plan to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Description of the Employee Stock Purchase Plan

Purpose

The Employee Stock Purchase Plan provides a means by which eligible employees and/or eligible service providers of either our company or designated related corporations and affiliates (“Designated Companies”) may be given an opportunity to purchase shares of Combined Company common stock. The Employee Stock Purchase Plan permits us to grant a series of purchase rights to eligible employees and eligible service providers. By means of the Employee Stock Purchase Plan, we seek to (i) retain and assist our related corporations and affiliates in retaining the services of such eligible employees and eligible service providers, (ii) secure and retain the services of new eligible employees and eligible service providers and (iii) provide incentives for such persons to exert maximum efforts for our success and that of our related corporations and affiliates.

Qualified and Non-Qualified Offerings Permitted

The Employee Stock Purchase Plan includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as an “employee stock purchase plan” pursuant to Section 423 of the Code. The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Employee

Stock Purchase Plan participation in a uniform and non-discriminating basis. In addition, the Employee Stock Purchase Plan authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise provided in the Employee Stock Purchase Plan or determined by the Employee Stock Purchase Plan Administrator (as defined below), the Non-423 Component will be operated and administered in the same manner as the 423 Component. Eligible employees will be able to participate in the 423 Component or Non-423 Component of the Employee Stock Purchase Plan. Eligible service providers will only be able to participate in the Non-423 Component of the Employee Stock Purchase Plan.

Administration

The Combined Company board of directors has the power to delegate administration of the Employee Stock Purchase Plan to a committee composed of not fewer than one member of the Combined Company board of directors. The Employee Stock Purchase Plan will be administered by the Combined Company board of directors or a committee thereof (the “Employee Stock Purchase Plan Administrator”). The Employee Stock Purchase Plan Administrator has the final power to construe and interpret both the Employee Stock Purchase Plan and the rights granted under it. The Employee Stock Purchase Plan Administrator has the power, subject to the provisions of the Employee Stock Purchase Plan, to determine when and how rights to purchase Combined Company common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the 423 Component or Non-423 Component of the Employee Stock Purchase Plan. Whether or not the Combined Company board of directors has delegated administration of the Employee Stock Purchase Plan to a committee, the Combined Company board of directors will have the final power to determine all questions of policy and expediency that may arise in the administration of the Employee Stock Purchase Plan.

Restart

To the extent more than one purchase period is provided during an offering, the Employee Stock Purchase Plan Administrator will have the discretion to structure such offering so that if the fair market value of a share on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share on the offering date for that offering, then (i) that offering will terminate as of the purchase date specified with respect to such purchase period, after giving effect to such purchase on the applicable purchase date, (ii) all contribution amounts not applied to the purchase of shares after giving effect to such purchase on the applicable purchase date will be refunded to the applicable participants and (iii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new offering period and purchase period.

Stock Subject to Employee Stock Purchase Plan

Subject to adjustments as provided in the Employee Stock Purchase Plan, the maximum number of shares of Combined Company common stock that may be issued under the Employee Stock Purchase Plan will not exceed one and one-half percent (1.5%) of the total number of issued and outstanding shares of Combined Company common stock as of immediately following the Closing (after giving effect to the Leo Share Redemptions, if any), plus the number of shares of Combined Company common stock that are automatically added on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year in an amount, in each case, equal to the lesser of (i) one percent (1%) of the total number of shares of Combined Company common stock outstanding on the last day of the immediately preceding fiscal year and (ii) the number of shares of Combined Company common stock initially reserved for issuance under the Employee Stock Purchase Plan, unless the Employee Stock Purchase Plan Administrator determines prior to the first day of any fiscal year that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Combined Company common stock. If any purchase right granted under the Employee Stock Purchase Plan terminates without having been exercised in full, the shares of Combined Company common stock not purchased under such purchase right will again become available for issuance under the Employee Stock Purchase Plan.

Offerings

The Employee Stock Purchase Plan is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may be comprised of one or more purchase periods. The maximum length for an offering under the Employee Stock Purchase Plan is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of Combined Company common stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of Combined Company common stock, subject to certain limitations.

Eligibility

Purchase rights may be granted only to our employees, employees of designated related corporations or, solely with respect to the Non-423 Component, employees of designated affiliates (other than a designated related corporation) or eligible service providers. The Employee Stock Purchase Plan Administrator may provide that employees will not be eligible to be granted purchase rights under the 423 Component (and if so determined by the board of directors under the Non-423 Component) if, on the offering date, the employee (i) has not completed at least 2 years of service since the employee’s last hire date (or such lesser period as the Employee Stock Purchase Plan Administrator may determine), (ii) customarily works not more than 20 hours per week (or such lesser period as the Employee Stock Purchase Plan Administrator may determine), (iii) customarily works not more than 5 months per calendar year (or such lesser period as the Employee Stock Purchase Plan Administrator may determine), (iv) is a highly compensated employee within the meaning of the Code, or (v) has not satisfied such other criteria as the Employee Stock Purchase Plan Administrator may determine consistent with Section 423 of the Code. Unless otherwise determined by the Employee Stock Purchase Plan Administrator for any offering, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee customarily works more than 20 hours per week and more than 5 months per calendar year.

No employee will be eligible for the grant of any purchase rights under the 423 Component (and if so determined by the board of directors for the Non-423 Component) if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any related corporation. An eligible employee may be granted purchase rights under the 423 Component (and if so determined by the board of directors for the Non-423 Component) only if such purchase rights, together with any other rights granted under all our and any related corporations’ employee stock purchase plans, do not permit such eligible employee’s rights to purchase stock to accrue in excess of $25,000 worth of stock in any calendar year. Following the Closing, the Combined Company is expected to have approximately 51 employees who will be eligible to participate in the Employee Stock Purchase Plan.

Participation in the Employee Stock Purchase Plan

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the Employee Stock Purchase Plan, will be granted a purchase right to purchase up to that number of shares of Combined Company common stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Employee Stock Purchase Plan Administrator; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the Employee Stock Purchase Plan Administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price

The purchase price of shares of Combined Company common stock acquired pursuant to purchase rights will be not less than the lesser of (i) 85% of the fair market value of the shares of Combined Company common stock on the offering date; or (ii) 85% of the fair market value of the shares of Combined Company common stock on the applicable purchase date (i.e. the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the Employee Stock Purchase Plan and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Stock

The Employee Stock Purchase Plan Administrator will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of Combined Company common stock will be purchased in accordance with such offering. In connection with each offering, the Employee Stock Purchase Plan Administrator may specify a maximum number of shares of Combined Company common stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of Combined Company common stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any Employee Stock Purchase Plan Administrator action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of Combined Company common stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering to us or any third party designated by us a company provided withdrawal form. We may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the Employee Stock Purchase Plan, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Termination of Eligibility

Purchase rights granted pursuant to any offering under the Employee Stock Purchase Plan will terminate immediately if the participant either (i) is no longer an eligible employee or eligible service provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. We will have the exclusive discretion to determine when a participant is no longer actively providing services and the date of the termination of employment or service for purposes of the Employee Stock Purchase Plan. As soon as practicable, we will distribute to such individual all of his or her accumulated but unused contributions without interest.

Leave of Absence.

A participant will not be deemed to have terminated employment or failed to remain continuously employed by us or a Designated Company in the case of sick leave, military leave, or any other leave of absence approved by us; provided that such leave is for a period of not more than three months or reemployment upon the expiration of such leave is guaranteed by contract or statute. We will have sole discretion to determine whether a participant has terminated employment and the effective date on which the participant terminated employment, regardless of any notice period or garden leave required under local law. Where the period of leave exceeds three months and an employee’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave.

Employment Transfers.

Unless otherwise determined by the Employee Stock Purchase Plan Administrator, a participant whose employment (or in the case of an eligible service provider, service) transfers or whose employment (or in the case of an eligible service provider, service) terminates with an immediate rehire (or in the case of an eligible service provider, reengagement) with no break in employment (or in the case of an eligible service provider, service) by or between us and a Designated Company or between Designated Companies will not be treated as having terminated employment (or in the case of an eligible service provider, service) for purposes of participating in the Employee Stock Purchase Plan or an offering; however, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. In the event that a participant’s purchase right is terminated under the Employee Stock Purchase Plan, we will distribute as soon as practicable to such individual all of his or her accumulated but unused contributions without interest.

Restrictions on Transfer

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if we so permit, by a beneficiary designation.

Exercise of Purchase Rights

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of Combined Company common stock, up to the maximum number of shares of Combined Company common stock permitted by the Employee Stock Purchase Plan and the applicable offering, at the purchase price specified in the offering. Unless otherwise specified in the offering, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of Combined Company common stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of Combined Company common stock to be issued on such exercise under the Employee Stock Purchase Plan are covered by an effective registration statement pursuant to the Securities Act, and the Employee Stock Purchase Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the Employee Stock Purchase Plan. If, on the purchase date, as delayed to the maximum extent permissible, the shares of Combined Company common stock are not registered and the Employee Stock Purchase Plan is not in material compliance with all applicable laws or regulations, as determined by us in our sole discretion, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest.

Capitalization Adjustments

In the event of a capitalization adjustment, the Employee Stock Purchase Plan Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Employee Stock Purchase Plan, (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to the Employee Stock Purchase Plan, (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing offering.

Dissolution or Liquidation

In the event of our company’s dissolution or liquidation, the Employee Stock Purchase Plan Administrator will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The Employee Stock Purchase Plan Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Effect of Certain Corporate Transactions

In the event of:

•	a transfer of all or substantially all of our company’s assets;

•	a merger, consolidation or other capital reorganization or business combination transaction of our company with or into another corporation, entity or person; or

•	the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock;

then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of Combined Company common stock prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase. The Employee Stock Purchase Plan Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date unless prior to such date the participant has withdrawn from the offering.

Spin-Off

In the event of a spin-off or similar transaction involving us, the Employee Stock Purchase Plan Administrator may take actions deemed necessary or appropriate in connection with an ongoing offering and subject to compliance with applicable laws (including the assumption of purchase rights under an ongoing offering by the spun-off company, or shortening an offering and scheduling a new purchase date prior to the closing of such transaction). In the absence of any such action by the Employee Stock Purchase Plan Administrator, a participant in an ongoing offering whose employer ceases to qualify as a related corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the participant had terminated employment.

Amendment, Termination or Suspension of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan Administrator may amend the Employee Stock Purchase Plan at any time in any respect the Employee Stock Purchase Plan Administrator deems necessary or advisable. However, except with respect to capitalization adjustments described above, stockholder approval will be required for any amendment of the Employee Stock Purchase Plan for which stockholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) increases the number of shares of Combined Company common stock available for issuance under the Employee Stock Purchase Plan, (ii) expands the class of individuals eligible to become participants and receive purchase rights, (iii) materially increases the benefits accruing to participants under the Employee Stock Purchase Plan or reduces the price at which shares of Combined Company common stock may be purchased under the Employee Stock Purchase Plan, (iv) extends the term of the Employee Stock Purchase Plan, or (v) expands the types of awards available for issuance under the Employee Stock Purchase Plan, but in each case only to the extent stockholder approval is required by applicable laws.

The Employee Stock Purchase Plan Administrator may suspend or terminate the Employee Stock Purchase Plan at any time. No purchase rights may be granted under the Employee Stock Purchase Plan while the Employee Stock Purchase Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the Employee Stock Purchase Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment.

Federal Income Tax Information

The following generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the Employee Stock Purchase Plan and with respect to the sale of Combined Company common stock acquired under the Employee Stock Purchase Plan, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Employee Stock Purchase Plan should consult their own professional tax advisors concerning tax aspects of rights under the Employee Stock Purchase Plan. Nothing in this joint proxy statement/prospectus is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in other countries is complex, does not generally correspond to federal tax laws, and is not covered by the summary below. This summary also assumes that the 423 Component complies with Code Section 423 and is based on the tax laws in effect as of the date of this joint proxy statement/prospectus. Changes to these laws could alter the tax consequences described below.

As described above, the Employee Stock Purchase Plan has a 423 Component and a Non-423 Component. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the 423 Component or the Non-423 Component.

423 Component

Rights granted under the 423 Component are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will be taxed on amounts withheld for the purchase of Combined Company common stock as if such amounts are actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until disposition of the acquired shares. The taxation upon disposition will depend upon the holding period of the acquired shares:

•

If the stock is disposed of more than 2 years after the beginning of the offering and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering over the purchase price (determined as of the beginning of the offering) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss.

•

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date.

Any compensation income that a participant receives upon sale of the Combined Company common stock that he or she purchased under the 423 Component is not subject to withholding for income, Medicare or social security taxes. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Non-423 Component

Rights granted under the Non-423 Component are not intended to qualify for favorable federal income tax treatment associated with rights granted under an “employee stock purchase plan” which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will have compensation income equal to the value of the Combined Company common stock on the day he or she purchases the Combined Company common stock, less the purchase price. When a participant sells the Combined Company common stock purchased under the Employee Stock Purchase Plan, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the Combined Company common stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Any compensation income that a participant receives upon sale of the Combined Company common stock that he or she purchased under the Non-423 Component is subject to withholding for income, Medicare and social security taxes, as applicable.

Tax Consequences to Combined Company

If the participant makes a disqualifying disposition of shares purchased under the Employee Stock Purchase Plan, the excess of the fair market value of the shares on the date of purchase over the purchase price will be treated as ordinary income to the participant at the time of such disposition and the Combined Company will be entitled to an income tax deduction for the same amount for the taxable year of the Combined Company in which the disposition occurs, although the income tax deduction may be limited by the deductibility of compensation paid to certain of our officers under Section 162(m) of the Code. In no other instance will the Combined Company be allowed a deduction with respect to the participant’s disposition of the purchased shares. Any additional gain (or loss) on the disposition of the purchased shares will be a capital gain (or loss) to the participant.

New Plan Benefits

Participation in the Employee Stock Purchase Plan is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the Employee Stock Purchase Plan. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the Employee Stock Purchase Plan.

Equity Compensation Plan Information

As of December 31, 2020, we did not maintain any equity compensation plans.

Vote Required for Approval

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Employee Stock Purchase Plan Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Employee Stock Purchase Plan Proposal. However, the NYSE requires that for the Employee Stock Purchase Plan Proposal to be approved, there must be more votes cast in favor of the Employee Stock Purchase Plan Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Employee Stock Purchase Plan Proposal.

The Employee Stock Purchase Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Local Bounti Corporation 2021 Employee Stock Purchase Plan, a copy of which is attached to the joint proxy statement/prospectus as Annex K, be adopted and approved.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 11 – DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal and the Charter Proposal are approved at the extraordinary general meeting, stockholders are being asked to elect six directors to Leo Board, effective upon the Closing, with each Class I director having a term that expires at the Combined Company’s annual meeting of stockholders in 2022, each Class II director having a term that expires at the Combined Company’s annual meeting of stockholders in 2023 and each Class III director having a term that expires at the Combined Company’s annual meeting of stockholders in 2024, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal and the Organizational Documents Proposal.

Leo Board has nominated Pamela Brewster and Matthew Nordby to serve as Class I directors, Mark J. Nelson and Edward C. Forst to serve as Class II directors and Craig M. Hurlbert and Travis Joyner to serve as Class III directors. The following sets forth information regarding each nominee:

Class I Directors

Pamela Brewster is the Principal at Orange Strategies LLC, a political and government affairs consulting firm. Ms. Brewster founded Orange Strategies in 2014 following 14 years as Vice President of Government Affairs at the Charles Schwab Corporation where she was responsible for managing Schwab’s state and local government relations efforts; overseeing Schwab PAC, the company’s political action committee; and acting as the company’s in-house political advisor. She continues to provide advisory and consulting services to Charles R. Schwab. Prior to her experience at Charles Schwab Corporation, Ms. Brewster worked at the public relations firm of Alexander Ogilvy, where she was the head of the firm’s Tech Policy Communications practice. At Alexander, she represented a variety of high-tech clients. Prior to joining Alexander, Ms. Brewster worked in Washington, D.C., representing telecommunications and technology interests on Capitol Hill. Ms. Brewster earned a B.A. in political science from the University of California at Davis and a M.A. in public administration and policy from the American University in Washington, D.C.

Matthew Nordby is a Partner of Lion Capital. Prior to joining Lion Capital, Matthew served as President of Playboy Enterprises, leading their global licensing business to over $1.5 billion in annual revenue. Prior to this, Matthew served as an executive in the technology industry which included building software start-up Greenplum, acquired by EMC in 2010. He launched his career at Sun Microsystems where he held various leadership positions. Matthew received his B.A. from Auburn University.

Class II Directors

Mark J. Nelson has served as a director of Local Bounti since March 2021. Before joining Local Bounti, Mr. Nelson served as Chief Financial Officer and Treasurer at Beyond Meat, Inc. (“Beyond Meat”) (Nasdaq: BYND), a producer of plant-based meat substitutes, from May 2017 to May 2021, and from December 2015 to March 2017, he served in various capacities at the company, including Chief Operating Officer and Chief Financial Officer, and Chief Financial Officer, Treasurer and Secretary. From March 2017 to May 2017, Mr. Nelson served as Senior Vice President and Chief Financial Officer of Biolase (Nasdaq: BIOL), a medical device company, and from April 2013 to November 2015, he was Chief Financial Officer and Treasurer of Farmer Bros. Co. (Nasdaq: FARM), a manufacturer, wholesaler and distributor of coffee, tea, spices and culinary products. Mr. Nelson started his career at General Electric Company (NYSE: GE) as a member of GE’s Financial Management Program and worked at Thermo Fisher, a biotechnology product development company (NYSE: TMO), and served in various leadership positions at Newport Corporation, a formerly publicly traded global supplier of advanced technology products and systems. Mr. Nelson has a B.B.A. from the University of Massachusetts at Amherst, and an M.B.A. degree from Babson College.

Edward C. Forst, Leo’s Chairman, is Chairman, Partner, and member of the Investment Committee at Lion Capital. Mr. Forst previously served as Chief Executive Officer of Cushman & Wakefield from January 2014 to September 2015, leading the commercial real estate firm across more than 60 countries. Prior to this, Mr. Forst was a Management Committee Partner of Goldman, Sachs & Co. where he served as the Co-CEO of Goldman Sachs Asset Management, and before that as the Chief Administrative Officer and Executive Vice President of the firm. Mr. Forst also served as the Chairman of Goldman’s Global Debt Underwriting Committee for seven years. Mr. Forst was also the Executive Vice President and Principal Operating Officer of Harvard University during the financial crisis, as well as Adviser to the Secretary of the Treasury on the Troubled Asset Relief Program (TARP). From November 2017 to August 2018, Mr. Forst served as CEO and Co-CEO (starting in May 2018) of Realty Shares Inc.. Realty Shares Inc., filed for chapter 7 bankruptcy protection of July 31, 2020, more than 18 months after Mr. Forst ceased to be the CEO of the company. Mr. Forst sits on the boards of The Feinstein Institute of Northwell Health and the Yale School of Management. Mr. Forst has also served on the board of the Harvard Management Company, as Treasurer of Carnegie Hall, and as the Chairman of the Securities Industry and Financial Markets Association (SIFMA). Mr. Forst earned his M.B.A. from the Wharton School of the University of Pennsylvania and his A.B. in Economics from Harvard University.

Class III Directors

Craig M. Hurlbert co-founded Local Bounti and has served as Co-Chief Executive Officer since April 2021. Mr. Hurlbert is also a co-founder of BrightMark Partners, a growth equity and management firm providing capital and resources to venture, growth phase and middle-market businesses, and has served as a Managing Partner since January 2014. From December 2000 to April 2020, Mr. Hurlbert served in various leadership roles, including President, Chief Executive Officer and, most recently from May 2013 to April 2020, as Chairman of the Board of TAS Energy, a leading provider of high efficiency and modular cooling and energy systems for the data center, commercial, industrial and power generation markets. Mr. Hurlbert also held leadership roles at General Electric Company (NYSE: GE) and North American Energy Services. Mr. Hurlbert is currently the Chairman of the Board at Clearas Water Recovery, a company utilizing patented, sustainable and proprietary technology to solve high nutrient wastewater challenges in the municipal and industrial water markets. Mr. Hurlbert earned his B.S. in Finance from San Diego State University and his M.B.A. from California State University – Long Beach.

Travis Joyner co-founded Local Bounti and has served as Co-Chief Executive Officer since April 2021. He is also a co-founder and has served as a Managing Partner at BrightMark Partners since January 2014. At BrightMark, Mr. Joyner has been an active director for many portfolio companies, driving with growth plan execution, building core business infrastructure and leading many successful debt and equity transactions. His areas of expertise include quantitative analysis, corporate strategy, technology development, market analysis, organizational design structure, market strategy, branding and capital campaigns. Mr. Joyner earned a Ph.D. from the University of Kansas, where his graduate focus was market research and statistics, a Certificate of Finance from the Wharton School at the University of Pennsylvania, a J.D. from the University of Montana, and his B.A. from the University of North Carolina-Chapel Hill, graduating with distinction.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Pamela Brewster and Matthew Nordby be elected and shall serve as Class I directors, Mark J. Nelson and Edward C. Forst be elected and shall serve as Class II directors and Craig M. Hurlbert and Travis Joyner shall be elected and serve as Class III directors on the Combined Company’s board of directors, until the first, second and third annual meetings of stockholders following the date of the filing of the Amended and Restated Certificate of Incorporation, as applicable, and until their respective successors are duly elected and qualified.”

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal. Pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Director Election Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Director Election Proposal. However, the NYSE requires that for the Director Election Proposal to be approved, there must be more votes cast in favor of the Director Election Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Director Election Proposal.

The Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 12 – ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Leo Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying joint proxy statement/prospectus is provided to Leo shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient Leo ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (ii) in order to solicit additional proxies from Leo shareholders in favor of one or more of the proposals at the extraordinary general meeting or (iii) if Leo shareholders redeem an amount of public shares such that the Aggregate Transaction Proceeds Condition would not be satisfied. See “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the Leo Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Adjournment Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Adjournment Proposal. However, the NYSE requires that for the Adjournment Proposal to be approved, there must be more votes cast in favor of the Adjournment Proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Adjournment Proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying joint proxy statement/prospectus is provided to Leo shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient Leo ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from Leo shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if Leo shareholders redeem an amount of public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by Leo from the trust account in connection with the Business Combination, together with aggregate gross proceeds from the PIPE Financing, equal no less than $150,000,000 after deducting Leo’s unpaid expenses, liabilities, and any amounts paid to Leo shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting be approved.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SPECIAL MEETING OF LEO WARRANT HOLDERS

The Warrant Holders Meeting

Leo is furnishing this joint proxy statement/prospectus to its public warrant holders as part of the solicitation of proxies by its board of directors for use at the special meeting to be held on November 16, 2021, referred to herein as the “Warrant Holders Meeting,” and at any adjournment or postponement thereof. This joint proxy statement/prospectus is first being furnished to public warrant holders of Leo on or about October 22, 2021. This joint proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Warrant Holders Meeting.

Date, Time and Place of Warrant Holders Meeting

The Warrant Holders Meeting will be held following the extraordinary general meeting at 9:30 a.m., Eastern Time, on November 16, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50 Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Only Leo public warrant holders at the close of business on October 15, 2021 will be entitled to vote at the Warrant Holders Meeting and at any adjournments and postponements thereof.

Recommendation of Leo Board

Leo’s board of directors believes that each of the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (the “Warrant Holders Adjournment Proposal”) to be presented at the Warrant Holders Meeting is in the best interests of Leo and its public warrant holders and unanimously recommends that its public warrant holders vote “FOR” each of the proposals.

Record Date and Voting Power

You will be entitled to vote or direct votes to be cast at the Warrant Holders Meeting if you owned public warrants of Leo at the close of business on October 15, 2021, which is the record date for the Warrants Holders Meeting.

You are entitled to one vote for each Leo public warrant that you owned as of the close of business on the record date. If you hold units of Leo, each unit representing one Class A ordinary share and one-fifth of one warrant to acquire one Class A ordinary share, you will be entitled to one vote for every five units that you own. If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the warrants you beneficially own are properly counted. On the record date, there were 10,833,333 warrants outstanding, consisting of 5,500,000 public warrants and 5,333,333 private placement warrants.

Voting Your Warrants

Each public warrant of Leo that you own (or every five units of Leo that you own) in your name entitles you to one vote on each of the proposals for the Warrant Holders Meeting. Your one or more Warrant Holders Meeting proxy cards show the number of Leo public warrants that you own. There are several ways to vote your warrants:

•

You can vote your warrants by completing, signing, dating and returning the enclosed Warrant Holders Meeting proxy card in the postage-paid envelope provided. If you hold your warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your warrants are represented and voted at the Warrant Holders Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the Warrant Holders Meeting proxy card, will vote your warrants as you instruct on the Warrant Holders Meeting proxy card. If you sign and return the Warrant Holders Meeting proxy card but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by Leo’s board of directors. Leo’s board of directors recommends voting “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal.

•

You can attend the Warrant Holders Meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your warrants are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way to ensure that the broker, bank or nominee has not already voted your warrants.

Who Can Answer Your Questions About Voting Your Warrants

If you have any questions about how to vote or direct a vote in respect of your warrants, you may Leo’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokers, please call: (203) 658-9400

E-mail: LIII.info@investor.morrowsodali.com.

Quorum and Vote Required for Proposals

A quorum of Leo warrant holders is necessary to hold a valid meeting. A quorum will be present at the Warrant Holders Meeting if a majority of the warrants outstanding and entitled to vote at the Warrant Holders Meeting are represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum, but will not count as a vote cast at the Warrant Holders meeting and will have (i) the same effect as a vote against the Warrant Amendment Proposal and (ii) no effect on the Warrant Holders Adjournment Proposal, if presented. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the holders of Leo public warrants will be considered nondiscretionary, or count as a vote cast at the Warrant Holders Meeting. As of the record date for the Warrant Holders Meeting, 2,750,001 Leo public warrants would be required to achieve a quorum.

The approval of the Warrant Amendment Proposal requires the affirmative vote “FOR” the proposal by the holders of at least 50% of the outstanding public warrants entitled to vote at the Warrant Holders Meeting on the Warrant Amendment Proposal. The approval of the Warrant Holders Adjournment Proposal, if presented, requires the affirmative vote of a majority of the votes cast by the holders of Leo public warrants present in person or represented by proxy and entitled to vote at the Warrant Holders Meeting.

The approval of the Warrant Amendment Proposal is not a condition to the completion of the Business Combination. Even if the Warrant Amendment Proposal is not approved, the Business Combination will occur, if approved.

Revoking your Proxy

If you give a proxy, you may revoke it at any time before the Warrant Holders Meeting or at such meeting by doing any one of the following:

•	you may send another Warrant Holders Meeting proxy card with a later date;

•	you may send a notice of revocation to our general counsel, which must be received by our general counsel prior to the vote at the Warrant Holders Meeting; or

•	you may attend the Warrant Holders Meeting, revoke your proxy, and vote in person, as indicated above.

Appraisal Rights

Appraisal rights are not available to holders of warrants in connection with the Warrant Amendment Proposal.

Solicitation of Proxies

Leo is soliciting proxies on behalf of the Leo Board. This solicitation is being made by mail but also may be made by telephone or in person. Leo and its directors, officers and employees may also solicit proxies in person. Leo will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Leo will bear the cost of the solicitation.

Leo has hired Morrow Sodali LLC to assist in the proxy solicitation process. Leo will pay that firm a fee of $40,000, plus disbursements. Leo will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Leo will also reimburse Morrow for its reasonable expenses.

PROPOSALS TO BE CONSIDERED BY LEO’S WARRANT HOLDERS

WARRANT HOLDERS PROPOSAL NO. 1 — THE WARRANT AMENDMENT PROPOSAL

This section of the joint proxy statement/prospectus describes the material provisions of the Warrant Amendment, but does not purport to describe all of the terms of the Warrant Amendment. This summary is qualified in its entirety by reference to the substantive text of the proposal Warrant Amendment, a copy of which is attached as Annex L hereto. You are urged to read the substantive text of the proposal Warrant Amendment in its entirety before voting on this proposal.

Overview

In connection with the Business Combination, holders of Leo public warrants are being asked to approve and consent to the Warrant Amendment through the Warrant Amendment Proposal. As of the date of this joint proxy statement/prospectus, there are 5,500,000 Leo public warrants outstanding and 5,333,333 Leo private placement warrants issued and outstanding. The proposed Warrant Amendment intends to amend and restate the Leo warrants, as contemplated by the Merger Agreement, to implement certain changes that are intended to result in the Leo warrants being accounted for as equity within the balance sheet of New Local Bounti, instead of as a liability measured at fair value with non-cash fair value adjustments recorded in earnings at each reporting period. Assuming the holders of Leo public warrants vote in favor of the amended warrant terms, New Local Bounti anticipates that the amended warrants would meet the criteria for equity classification. The Warrant Amendment, among other things, implements the following amendments to the Leo warrants:

•

amends the rights specific to the Leo private placement warrants such that (A) the rights specific to such warrants are retained by the holder thereof regardless of such holder’s identity, (B) such warrants are no longer subject to redemption by Leo at any price and (C) such warrants are no longer generally exercisable on a “cashless basis;”

•	eliminates Leo’s ability to redeem any Leo public warrants unless the Class A ordinary shares are trading at a price equal to or in excess of $18.00 per share; and

•	removes certain language providing for, among other things, net settlement of Leo warrants in the event of a tender offer for the shares underlying such warrants.

The substantive text of the proposed Warrant Amendment is attached hereto as Annex L. We urge you to carefully read the Warrant Amendment in its entirety.

Reason for the Warrant Amendment Proposal

The Leo warrants are currently classified as liabilities on Leo’s financial statements. On April 12, 2021, the staff at the Securities and Exchange Commission (the “SEC staff”) issued a statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Statement”). In the SEC Statement, the SEC staff noted that certain provisions in the typical SPAC warrant agreement may require that the warrants be classified as a liability measured at fair value, with changes in fair value reported each period in earnings, as compared to the historical treatment of the warrants as equity, which has been the practice of most SPACs, including Leo. Leo had previously classified its private placement warrants and public warrants as equity.

After considering the SEC Statement, Leo concluded that there were misstatements in the March 2, 2021 audited closing balance sheet Leo filed with the SEC on Form 8-K on March 9, 2021. Based on the guidance in Accounting Standards Codification (“ASC”) 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” Leo concluded that provisions in the warrant agreement preclude the warrants from being accounted for as components of equity. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants should have been recorded as derivative liabilities on the balance sheet and measured at fair value at inception and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the statement of operations in the period of change. Further, ASC 815 requires that upfront costs and fees related to items for which the fair value option is elected (Leo’s warrant liabilities) should have been recognized as expense as incurred.

Leo has corrected the accounting for the warrants in its Quarterly Report on Form 10-Q: The effect of the revision on specific line items in Leo’s March 2, 2021 audited closing date balance sheet can be found in Note 10 of the Notes to unaudited condensed financial statements included elsewhere in this joint proxy statement/prospectus.

Leo is asking the Warrant Holders to amend the warrants such that warrants will be classified as equity instruments following the completion of the Business Combination in order to reduce the accounting complexity associated with quarterly valuations for the derivative liability of the warrants and thereby reducing the associated cost and resources necessary for such accounting treatment.

Proposed Warrant Amendment

Set forth below is a brief description of the Warrant Amendment. The following description is qualified in its entirety by reference to the proposed form of the Warrant Amendment (which may be modified or supplemented prior to the execution thereof in a manner that would not require additional votes under the Warrant Agreement), which are attached hereto as Annex L. If the conditions are satisfied or waived with respect to the Leo warrants, the Warrant Amendment will be effected by an amendment in the form of Annex L attached to the accompanying joint proxy statement/prospectus, which is to be executed by Leo and the Warrant Agent promptly following receipt of the required vote.

The amendments described below constitute a single proposal, and a consenting holder of Leo public warrants must vote to approve the Warrant Amendment in its entirety. Capitalized terms in the description below have the meanings ascribed to them in the Warrant Agreement.

Certain Changes to Private Placement Warrants

Section 2.6 (Private Placement Warrants) of the Warrant Agreement prevents the transfer of the special rights of the Leo private placement warrants except when such warrants are transferred to certain recipients, permits the “cashless exercise” of the such warrants and allows for redemption of such warrants in certain scenarios when the shares underlying such warrants are trading at a price equal to or in excess of $10.00 per share but less than $18.00 per share. Section 3.3.1 (Exercise of Warrants – Payment) of the Warrant Agreement provides additional detail regarding scenarios where “cashless exercise” of the Leo private placement warrants is permissible. The Warrant Amendment will, in substance, eliminate the restrictions on transferability of the special rights of the Leo private placement warrants, delete language generally permitting “cashless exercise” of such warrants, and delete language allowing for the redemption of such warrants by amending and restating Section 2.6 and Section 3.3.1 of the Warrant Agreement in their entirety to read as follows:

2.6.

Private Placement Warrants. The Private Placement Warrants shall be identical to the Public Warrants, except that the Private Placement Warrants: (i) including the Ordinary Shares issuable upon exercise of the Private Placement Warrants, may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination, and (ii) shall not be redeemable by the Company; provided, however, that in the case of (i), the Private Placement Warrants and any Ordinary Shares issued upon exercise of the Private Placement Warrants may be transferred by the holders thereof:

(a)

to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor or any employees of such affiliates;

(b)

in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(c)	in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(d)	in the case of an individual, pursuant to a qualified domestic relations order;

(e)

by private sales or transfers made in connection with the Business Combination at prices no greater than the price at which the Private Placement Warrants or Ordinary Shares, as applicable, were originally purchased;

(f)	by virtue of the holder’s organizational documents upon liquidation or dissolution of the holder;

(g)	to the Company for no value for cancellation in connection with the consummation of its initial Business Combination;

(h)	in the event of the Company’s liquidation prior to the completion of its initial Business Combination; or

(i)

in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of the Company’s initial Business Combination; provided, however, that, in the case of clauses (a) through (f), these permitted transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement. Once the Private Placement Warrants are no longer held by a Permitted Transferee they are deemed Public Warrants hereunder.

3.3.	Exercise of Warrants.

3.3.1.

Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Warrant represented by a book-entry, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) any Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) the payment in full of the Warrant Price for each full Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a)	in lawful money of the United States, in good certified check or good bank draft payable to the Warrant Agent; or

(b)	as provide in Section 7.4 hereof.

Redemption Rights of Leo

In the Warrant Agreement, Section 6.2 (Redemption of Warrants when the price per Ordinary Share equals or exceeds $10.00) permits Leo to redeem the Leo warrants for $0.10 per share when the shares underlying such warrants are trading at a price equal to or in excess of $10.00 per share but less than $18.00 per share. Following delivery of notice of a redemption by Leo, Section 6.2 of the Warrant Agreement also permits registered holders of the Leo warrants to exercise such warrants on a “cashless basis” and receive a number of Class A ordinary shares equal to the fair market value of such warrants, as set forth in a table included in Section 6.2 of the Warrant Agreement. The Warrant Amendment proposes to delete this Section 6.2 in its entirety, and to make certain conforming changes by deleting Section 5.6 (Transfer of Warrants), Section 6.5 (Exclusion of Private Placement Warrants) and Section 7.4.2 (Cashless Exercise at Company’s Option) in their entirety and amending and restating Section 3.2 (Duration of Warrants), Section 4.4 (Raising of the Capital in Connection with the Initial Business Combination) and Section 6.4 (Exercise after Notice of Redemption) in their entirety to read as follows:

3.2

Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a Business Combination, or (ii) the date that is twelve (12) months from the date of the closing of the Offering, and (B) terminating at the earliest to occur of (x) 5:00 p.m. New York City time on the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time, if the Company fails to complete a Business Combination, and (z) other than with respect to the Private Placement Warrants, 5:00 p.m. New York City time on the Redemption Date (as defined below) (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant), in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

4.4

Raising of the Capital in Connection with the Initial Business Combination. If (x) the Company issues additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith by the Board and, (i) in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Class B ordinary shares of the Company, par value $0.0001 per share (the “Class B ordinary shares”), held by the Sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to Leo Investors II Limited Partnership or its affiliates, without taking into account the transfer of Class B ordinary shares or Private Placement Warrants (including if such transfer is effectuated as a surrender to the Company and subsequent reissuance by the Company) by the Sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Ordinary Shares during the twenty (20) trading day period starting on the trading day prior to the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the Warrant Price will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described in Section 6.1 will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

6.4

Exercise After Notice of Redemption. The Public Warrants may be exercised, for cash at any time after notice of redemption shall have been given by the Company pursuant to Section 6.3 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Public Warrants shall have no further rights except to receive, upon surrender of the Public Warrants, the Redemption Price.

Treatment of Leo warrants in a Tender Offer

Section 4.5 (Replacement of Securities upon Reorganization, etc.) of the Warrant Agreement provides that, in connection with a tender offer for more than 50% of the outstanding Class A ordinary shares, the Leo warrants would be entitled to receive the highest amount paid in the tender offer for 100% of the shares underlying such warrants. The Warrant Amendment proposes to remove this language (requiring holders of Leo warrants, in the event of a tender offer, to exercise such warrants and tender the underlying shares in order to receive the tender consideration) by amending and restating Section 4.5 (Replacement of Securities upon Reorganization, etc.) in its entirety to read as follows:

4.5.

Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ); provided, however, that if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election ; provided further that if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for (x) with respect to a Public Warrant, a Capped American Call, and (y) with respect to a Private Placement Warrant, an Uncapped American Call, in each case as provided on Bloomberg Financial Markets (assuming zero dividends) (“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each Ordinary Share shall be the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Ordinary Shares consists exclusively of cash, the amount of such cash per Ordinary Share, and (ii) in all other cases, the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

In addition to the amendments and modifications to the Warrant Agreement described above, the Warrant Amendment would amend the Warrant Agreement to make certain conforming or other changes to the Warrant Agreement and the Leo warrants, including modification or deletion of certain definitions and cross references.

Certain Effects of the Approval of the Warrant Amendment Proposal

If the Warrant Amendment Proposal is approved, all Leo public warrants will be subject to the terms of the Warrant Amendment, whether or not a given holder voted in favor of the Warrant Amendment Proposal.

Appraisal Rights

Appraisal rights are not available to Leo warrant holders in connection with the Warrant Amendment Proposal.

Required Vote with Respect to the Warrant Amendment Proposal

The approval of the Warrant Amendment Proposal will require the affirmative vote of the Leo public warrant holders holding at least 50% of the outstanding Leo public warrants. An abstention will be counted towards the quorum requirement, but will not count as a vote cast at the Warrant Holders Meeting, and will have the same effect as a vote against the Warrant Amendment Proposal. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the holders of Leo public warrants will be considered nondiscretionary, or count as a vote cast at the Warrant Holders Meeting.

As of the date of this joint proxy statement/prospectus, there are 5,500,000 Leo public warrants outstanding and 5,333,333 Leo private placement warrants issued and outstanding.

Conditions to Effectiveness of the Warrant Amendment

The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals and the consummation of the Business Combination. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the Leo public warrant holders have approved the Warrant Amendment Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the amendment of the warrant agreement, dated as of March 2, 2021, by and between, Leo and Continental Stock Transfer & Trust Company, as warrant agent, to amend and restate the Leo warrants, as contemplated by the Merger Agreement (as defined in the accompanying joint proxy statement/prospectus), to implement certain changes that are intended to result in the Leo warrants being accounted for as equity within the balance sheet of New Local Bounti (as defined in the accompanying joint proxy statement/prospectus), instead of as a liability measured at fair value with non-cash fair value adjustments recorded in earnings at each reporting period, be adopted and approved.”

Recommendation of the Leo Board with respect to the Warrant Amendment Proposal

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT LEO PUBLIC WARRANT

HOLDERS VOTE “FOR” THE APPROVAL OF THE

WARRANT AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and the holders of Leo public warrants and what he or they may believe is best for himself or themselves in determining to recommend that holders of Leo public warrants vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a holder of Leo public warrants. See the section entitled “—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

WARRANT HOLDERS PROPOSAL NO. 2 — THE WARRANT HOLDERS ADJOURNMENT PROPOSAL

Overview

The Warrant Holders Adjournment Proposal will only be presented to the Leo public warrant holders at the Warrant Holders Meeting in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Warrant Holders Meeting to approve the proposals presented thereat. In no event will Leo solicit proxies to adjourn the Warrant Holders Meeting or complete the Business Combination beyond the date by which it may properly do so.

Consequences if the Warrant Holders Adjournment Proposal is Not Approved

If the Warrant Holders Adjournment Proposal is not approved by the Leo public warrant holders, the Leo Board may not be able to adjourn the Warrant Holders Meeting to a later date if necessary, to permit further solicitation and vote of proxies if it is determined by Leo that more time is necessary or appropriate to approve the Warrant Amendment Proposal at the Warrant Holders Meeting. It is important for you to note that in the event that the Warrant Amendment Proposal does not receive the requisite vote for approval, then Leo will still be able to complete the Business Combination.

Vote Required for Approval

The approval of the Warrant Holders Adjournment Proposal, if presented, will require the affirmative vote for the proposal by the holders of a majority of the Leo public warrants present and entitled to vote at the Warrant Holders Meeting. Abstentions will be counted towards the quorum requirement, but will not count as a vote cast at the Warrant Holders Meeting, and will have no effect on the Warrant Holders Adjournment Proposal, if presented. Broker non-votes will not be counted towards the quorum requirement, as we believe all proposals presented to the holders of Leo public warrants will be considered non-discretionary, or count as a vote cast at the Warrant Holders Meeting.

The Warrant Holders Adjournment Proposal will not be presented if the Warrant Amendment Proposal is approved. The Warrant Holders Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the adjournment of the warrant holders meeting to a later date or dates to permit further solicitation and vote of proxies if determined that more time is necessary or appropriate to approve the Warrant Amendment Proposal, be approved.”

Recommendation of Leo’s Board of Directors with Respect to the Warrant Holders Adjournment Proposal

THE BOARD OF DIRECTORS OF LEO UNANIMOUSLY RECOMMENDS THAT THE LEO

PUBLIC WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS

ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and the holders of Leo public warrants and what he or they may believe is best for himself or themselves in determining to recommend that holders of Leo public warrants vote for the proposals. In addition, Leo’s officers have interests in the Business Combination that may conflict with your interests as a holder of Leo public warrants. See the section entitled “—Interests of Leo’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION TO LEO SHAREHOLDERS

The following is a discussion of the (i) material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Leo public shares and public warrants, (ii) the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of Leo public shares that elect to have their Leo public shares redeemed for cash if the Business Combination is completed and (iii) the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders of owning and disposing of New Local Bounti’s Common Stock or New Local Bounti Warrants after the Domestication. This discussion is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein.

For purposes of this discussion, because any unit of Leo consisting of one Class A ordinary share and one-fifth of a public warrant is separable at the option of the holder, Leo is treating any Class A ordinary share and one-fifth of a public warrant held by a U.S. Holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a unit of Leo in connection with the consummation of the Business Combination should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. Holders of Leo public shares and public warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any redemption) with respect to any Class A ordinary shares and public warrants held through a unit of Leo (including alternative characterizations of a unit of Leo) under their particular circumstances.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Leo public shares or public warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Leo public shares or public warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances or status. In particular, this discussion considers only holders that hold Leo public shares or public warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal income tax consequences of the Warrant Amendment or the U.S. federal income tax consequences to holders that are subject to special treatment under U.S. federal income tax law, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that acquired Leo public shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold Leo public shares or public warrants as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	passive foreign investment companies;

•

persons required to accelerate the recognition of any item of gross income with respect to Leo public shares or public warrants as a result of such income being recognized on an applicable financial statement;

•	persons who actually or constructively own 5 percent or more of the shares of Leo by vote or value (except as specifically provided below);

•	foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•	the Sponsor or its affiliates.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Leo public shares or public warrants. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold Leo public shares or public warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Leo public shares or public warrants, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partner and such partnership. Holders of Leo public shares or public warrants are urged to consult with their tax advisors regarding the specific tax consequences to such holders under their particular circumstances. This discussion also assumes that any distribution made (or deemed made) on Leo public shares or public warrants and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Leo public shares or public warrants will be in U.S. dollars. We have not sought, and do not intend to seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequences described herein. There can be no assurance that the IRS will agree with the discussion herein, or that a court would not sustain any challenge by the IRS in the event of litigation. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF LEO SHARES AND PUBLIC WARRANTS MAY BE AFFECTED BY MATTERS NOT

DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF LEO SHARES AND PUBLIC WARRANTS TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER UNDER THEIR PARTICULAR CIRCUMSTANCES OF THE DOMESTICATION, EXERCISING REDEMPTION RIGHTS, AND OWNING AND DISPOSING OF NEW LOCAL BOUNTI’S COMMON STOCK AND WARRANTS, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of Leo Public Shares and Public Warrants

The discussion under this heading “—Tax Consequences of the Domestication to U.S. Holders of Leo Public Shares and Public Warrants” constitutes the opinion of Kirkland & Ellis LLP, United States tax counsel to Leo, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of public shares and public warrants as a result of the Domestication, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of Leo.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. The Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.

Except as otherwise provided in this discussion, including with respect to the PFIC rules and Section 367 of the Code, a U.S. Holder of Leo public shares will not recognize gain or loss upon the exchange of its Leo public shares solely for New Local Bounti Common Stock or exchange of its public warrants solely for New Local Bounti Warrants pursuant to the Domestication. The Domestication will be treated for U.S. federal income tax purposes as if Leo (i) transferred all of its assets and liabilities to New Local Bounti in exchange for all of the outstanding common stock and warrants of New Local Bounti; and then (ii) distributed the common stock and warrants of New Local Bounti to the shareholders and warrant holders of Leo in liquidation of Leo. The taxable year of Leo will be deemed to end on the date of the Domestication.

Subject to the PFIC rules discussed below: (i) a U.S. Holder’s tax basis in a share of common stock or a warrant of New Local Bounti received in connection with the Domestication will be the same as its tax basis in the Leo public share and public warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a New Local Bounti share or warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Leo public share or public warrant surrendered in exchange therefor.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to Leo public shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their Leo public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights under their particular circumstances.

Subject to the considerations described below relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to the PFIC rules, a U.S. Holder of public warrants will not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued New Local Bounti Warrants in the Domestication. A U.S. Holder’s tax basis in a public warrant received in the Domestication will be the same as its tax basis in the public warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for a public warrant received in the Domestication will include such U.S. Holder’s holding period for the public warrant surrendered in exchange therefor.

PFIC Considerations

Even though the Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the Domestication may still be a taxable event to U.S. Holders of Leo public shares or public warrants under the passive foreign investment company, or PFIC, provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below. Because Leo is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a review of its financial statements, subject to the potential application of the start-up exception discussed below, Leo believes that it may be a PFIC. However, because of the inherently factual nature of the determination, and because the determination is an annual one based on income and assets of Leo in each year, Kirkland & Ellis LLP is unable to opine on Leo’s PFIC status for any taxable year.

Effect of PFIC Rules on the Domestication

Even though the Domestication will qualify as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain, notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would generally require taxable gain recognition by a Non-Electing Shareholder, as described below, with respect to its exchange of Leo shares for New Local Bounti Common Stock and public warrants for New Local Bounti Warrants in the Domestication if Leo were classified as a PFIC at any time during such U.S. Holder’s holding period in respect thereof. Any such gain would generally be treated as an “excess distribution” made in the year of the

Domestication and subject to the special tax and interest charge rules discussed below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) of the Code would not apply to an Electing Shareholder with respect to its Leo public shares for which made a timely and effective QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Due to the uncertainty regarding the application of Section 1291(f) of the Code, Kirkland & Ellis LLP is unable to opine on the application of the PFIC rules to a U.S. Holder on the receipt of New Local Bounti Common Stock in exchange for Leo public shares and New Local Bounti Warrants in exchange for Leo public warrants in the Domestication.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. In the event that the Domestication is completed on or before December 31, 2021, it is possible that Leo may be eligible for the “start-up exception.” If the start-up exception applies, Leo will not have been a PFIC for its first taxable year that ends as a result of the Domestication.

If Leo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Leo public shares or public warrants and, solely with respect to the Leo public shares, the U.S. Holder did not make either (a) a timely “qualified election fund” (“QEF”) election for Leo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Leo public shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (“MTM”) election, all of which are discussed further below, such U.S. Holder generally is expected to be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Leo public shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Leo public shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Leo public shares.

Under these rules, the U.S. Holder’s gain or excess distribution is expected to be allocated ratably over the U.S. Holder’s holding period for the Leo public shares or public warrants. The amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Leo’s first taxable year in which it qualified as a PFIC, is expected to be taxed as ordinary income. The amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period is expected to be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax is expected to be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under “— Effects of Section 367(b) to U.S. Holders of Leo Public Shares”) generally is expected to be treated as gain subject to these rules.

In general, if Leo is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Leo public shares (but not public warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Leo public shares will depend on whether the U.S. Holder has made a timely and effective election to treat Leo as a qualified electing fund, or QEF, under Section 1295 of the Code, for Leo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Leo public shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that is not an Electing Shareholder is hereinafter referred to as a “Non-Electing Shareholder.”

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

A U.S. Holder’s ability to make a QEF election with respect to its Leo public shares is contingent upon, among other things, the provision by Leo of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon written request, Leo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Leo will timely provide such information that is required to make and maintain the QEF election. A U.S. Holder is not able to make a QEF election with respect to public warrants. An Electing Shareholder making a valid and timely QEF election generally is not expected to be subject to the adverse PFIC rules discussed above with respect to their Leo public shares. As a result, such a U.S. Holder generally is not expected to recognize gain or loss as a result of the Domestication except to the extent described under “—Effects of Section 367(b) to U.S. Holders of Leo Public Shares” and subject to the discussion above under “— Tax Consequences of the Domestication to U.S. Holders of Leo Public Shares,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Leo, whether or not such amounts are actually distributed.

As indicated above, if a U.S. Holder of Leo public shares has not made a timely and effective QEF election with respect to Leo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Leo public shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Leo public shares for their fair market value on the “qualification date.” The qualification date is the first day of Leo’s tax year in which Leo qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Leo public shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder is expected to increase the adjusted tax basis in its Leo public shares by the amount of the gain recognized and also is expected to have a new holding period in the Leo public shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year.

If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Leo public shares and for which Leo is determined to be a PFIC, such holder is not expected to be subject to the PFIC rules described above in respect to its Leo public shares. Instead, the U.S. Holder is expected to include as ordinary income each year the excess, if any, of the fair market value of its Leo public shares at the end of its taxable year over the adjusted basis in its Leo public shares. The U.S. Holder is also expected to be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Leo public shares over the fair market value of its Leo public shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Leo public shares is expected to be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Leo public shares will be treated as ordinary income. Shareholders who hold different blocks of Leo public shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them under their particular circumstances. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the SEC, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the Leo public shares are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders are generally not expected to be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the MTM election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules are expected to apply to certain dispositions of, distributions on and other amounts taxable with respect to Leo public shares. An MTM election is not available with respect to public warrants. U.S. Holders are urged to consult their tax advisers regarding the availability and tax consequences of an MTM election in respect to Leo public shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Leo public shares is urged to consult its tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Leo Public Shares

In addition to the PFIC rules discussed above, Section 367 of the Code applies to certain nonrecognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Section 367 of the Code imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Leo public shares on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to Leo public shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication. Because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the fact that these tests are applied based on the relevant facts at the time of the completion of the Domestication, Kirkland & Ellis LLP is unable to opine on the application of Section 367(b) of the Code to a U.S. Holder on the receipt of New Local Bounti Common Stock in exchange for Leo public shares in the Domestication.

A.	U.S. Holders Who Own More Than 10 Percent of the Voting Power or Value of Leo

A U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Leo public shares entitled to vote or 10% or more of the total value of all classes of Leo public shares (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Leo public shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of Leo public shares or 10% or more of the total value of all classes of Leo public shares. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Leo public shares entitled to vote or 10% or more of the total value of all classes of Leo public shares and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules under their particular circumstances.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Leo public shares is the net positive earnings and profits of Leo attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Leo does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If Leo does not have positive cumulative net earnings and profits through the date of the Domestication, then a 10% U.S. Shareholder is not expected to be required to include in gross income an “all earnings and profits amount” with respect to its Leo public shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Leo’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulation Section 1.367(b)-2 as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

B.	U.S. Holders Whose Leo Public Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power of Leo and Less than 10 Percent of the Total Value of Leo

A U.S. Holder whose Leo public shares have a fair market value of $50,000 or more on the date of Domestication but who beneficially owns (directly, indirectly or constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to New Local Bounti Common Stock received in the Domestication in an amount equal to the excess of the fair market value of New Local Bounti Common Stock received over the U.S. Holder’s adjusted tax basis in the Leo public shares deemed surrendered in the Domestication. Shareholders who hold different blocks of Leo public shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them under their particular circumstances.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Leo public shares under Section 367(b) of the Code. There are, however, a number of specific conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange;

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Leo establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Leo public shares, and (B) a representation that the U.S. Holder has notified Leo (or New Local Bounti) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Leo or New Local Bounti no later than the date such tax return is filed. In connection with this election, Leo may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Leo’s earnings and profits upon written request.

Leo does not expect to have significant cumulative earnings and profits through the date of the Domestication. If that proves to be the case, U.S. Holders who make this election are generally not expected to have an income inclusion under Section 367(b) of the Code provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Leo has positive cumulative earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Leo public shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION UNDER THEIR PARTICULAR CIRCUMSTANCES.

C.	U.S. Holders Whose Leo Public Shares Have a Fair Market Value of Less Than $50,000 and Who Own Less Than 10 Percent of the Voting Power of Leo and Less than 10 Percent of the Total Value of Leo.

A U.S. Holder whose Leo public shares have a fair market value of less than $50,000 on the date of Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Leo public shares entitled to vote and less than 10% of the total value of all classes of Leo public shares, is not expected to be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally is not expected to be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Leo public shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to U.S. Holders of Leo public shares (which will first be exchanged for New Local Bounti Common Stock in the Domestication) that elect to exercise redemption rights to receive cash in exchange for Leo public shares and is subject in its entirety to the discussion of the Domestication, the “passive foreign investment company” or “PFIC” rules and Section 367 of the Code as discussed above under the section entitled “— Material U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Leo Shares — U.S. Holders.” For purposes of this discussion, a “Converting U.S. Holder” is a U.S. Holder that elects to exercise redemption rights in respect of all or a portion of its Leo public shares.

The U.S. federal income tax consequences to a U.S. Holder of Leo public shares (which will be exchanged for New Local Bounti Common Stock in the Domestication) that exercises redemption rights to receive cash in exchange for all or a portion of its Leo public shares will depend on whether the redemption qualifies as a sale of New Local Bounti Common Stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the Converting U.S. Holder. If the redemption qualifies as a sale of such U.S. Holder’s New Local Bounti Common Stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in New Local Bounti Common Stock redeemed. A U.S. Holder’s adjusted tax basis in its Leo public shares will generally be equal to the cost of such Leo public shares. This gain or loss generally will be long-term capital gain or loss if the holding period of such Leo public shares is more than one year at the time of the redemption. However, it is possible that because of the redemption rights associated with the Leo public shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Leo public shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them under their particular circumstances.

The redemption of New Local Bounti Common Stock will qualify as a sale of New Local Bounti Common Stock redeemed if such redemption (i) is “substantially disproportionate,” (ii) results in a “complete termination” of such U.S. Holder’s interest in New Local Bounti, or (iii) is “not essentially equivalent to a dividend” with respect to the Converting U.S. Holder. For purposes of such tests with respect to a Converting U.S. Holder, that Converting U.S. Holder may be deemed to own not only shares actually owned, but also constructively owned, which in some cases may include shares such holder may acquire pursuant to options (including New Local Bounti Warrants received in respect of public warrants in the Domestication) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

The redemption will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of New Local Bounti is reduced immediately after the redemption to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the redemption; (ii) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding New Local Bounti Common Stock (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of New Local Bounti entitled to vote. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the New Local Bounti Common Stock actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the New Local Bounti Common Stock actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the New Local Bounti Common Stock owned by certain family members and such U.S. Holder does not constructively own any other New Local Bounti Common Stock and otherwise complies with specific conditions. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. However, the redemption generally must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of New Local Bounti.

Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. If the shareholder’s relative interest in the corporation is a small minority interest and the shareholder exercises no control over corporate affairs, taking into account the effect of redemptions by other shareholders, and its percentage ownership (including constructive ownership) is reduced as a result of the redemption, such U.S. Holder may be regarded as having a meaningful reduction in its interest pursuant to a published ruling in which the IRS indicated that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult with its tax advisors as to the tax consequences to it of any redemption of its New Local Bounti Common Stock under its particular circumstances.

If none of the tests described above applies and subject to the PFIC rules discussed above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of the New Local Bounti’s current or accumulated earnings and profits. Any distribution in excess of such earnings and profits will reduce the Converting U.S. Holder’s basis in the New Local Bounti Common Stock (but not below zero) and any remaining excess will be treated as capital gain realized on the sale or other disposition of New Local Bounti Common Stock. After the application of those rules, any remaining tax basis of the U.S. Holder in the New Local Bounti Common Stock redeemed will be added to the U.S. Holder’s adjusted tax basis in its remaining New Local Bounti Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its New Local Bounti Warrants or possibly in other New Local Bounti Common Stock constructively owned by such U.S. Holder. Shareholders who hold different blocks of Leo public shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them under their particular circumstances.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR NEW LOCAL BOUNTI COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS UNDER THEIR PARTICULAR CIRCUMSTANCES.

Distributions on New Local Bounti Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to New Local Bounti Common Stock, to the extent the distribution is paid out of New Local Bounti’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New Local Bounti Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the New Local Bounti Common Stock and will be treated as described under “ —Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants” below.

Dividends that New Local Bounti pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Local Bounti pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to New Local Bounti Common Stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants

Upon a sale or other taxable disposition of New Local Bounti Common Stock or New Local Bounti Warrants which, in general, would include a redemption of New Local Bounti Common Stock or New Local Bounti Warrants that is treated as a sale of such securities as described above and below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the New Local Bounti Common Stock or New Local Bounti Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the New Local Bounti Common Stock may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New Local Bounti Common Stock or New Local Bounti Warrants so disposed of. See “ —Tax Consequences of the Domestication to U.S. Holders of Leo Public Shares” above for discussion of a U.S. Holder’s adjusted tax basis in its New Local Bounti Common Stock and/or New Local Bounti Warrants following the Domestication. See “—Exercise, Lapse or Redemption of New Local Bounti Warrants” below for a discussion regarding a U.S. Holder’s tax basis in New Local Bounti Common Stock acquired pursuant to the exercise of a New Local Bounti Warrants.

Exercise, Lapse or Redemption of New Local Bounti Warrants

Except as discussed below with respect to the cashless exercise of a New Local Bounti Warrant, a U.S. Holder generally will not recognize taxable gain or loss as a result of the acquisition of New Local Bounti Common Stock upon exercise of a New Local Bounti Warrant for cash. The U.S. Holder’s tax basis in the New Local Bounti Common Stock received upon exercise of the New Local Bounti Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New Local Bounti Warrant, and the exercise price of such New Local Bounti Warrant. It is unclear whether a U.S. Holder’s holding period for the New Local Bounti Common Stock received upon exercise of the New Local Bounti Warrant will commence on the date of exercise of the New Local Bounti Warrant or the day following the date of exercise of the New Local Bounti Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the New Local Bounti Warrant. If a New Local Bounti Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the New Local Bounti Warrant. See “ —Tax Consequences of the Domestication for U.S. Holders of Leo Public Shares and Public Warrants” above for a discussion of a U.S. Holder’s adjusted tax basis in its New Local Bounti Warrant following the Domestication.

The tax consequences of a cashless exercise of a New Local Bounti Warrant are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the New Local Bounti Common Stock received will equal the U.S. Holder’s tax basis in the New Local Bounti Warrant. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the New Local Bounti Common Stock would be treated as commencing on the date of exercise of the New Local Bounti Warrant or the day following the date of exercise of the New Local Bounti Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the New Local Bounti Common Stock received would include the holding period of the New Local Bounti Warrant.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of New Local Bounti Warrant having a value equal to the exercise price for the total number of New Local Bounti Warrant to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New Local Bounti Warrant deemed surrendered and the U.S.

Holder’s tax basis in the New Local Bounti Warrant deemed surrendered. In this case, a U.S. Holder’s tax basis in the New Local Bounti Common Stock received would equal the sum of the U.S. Holder’s tax basis in the New Local Bounti Warrant exercised, and the exercise price of such New Local Bounti Warrant. It is unclear whether a U.S. Holder’s holding period for the New Local Bounti Common Stock would commence on the date of exercise of the New Local Bounti Warrant or the day following the date of exercise of the New Local Bounti Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the New Local Bounti Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the New Local Bounti Common Stock received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.

The U.S. federal income tax consequences of an exercise of a New Local Bounti Warrant occurring after New Local Bounti’s giving notice of an intention to redeem the New Local Bounti Warrants described in the section entitled “Description of New Local Bounti’s Securities—Warrants” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if Leo redeemed such New Local Bounti Warrant for New Local Bounti Common Stock or as an exercise of the New Local Bounti Warrant. If the cashless exercise of New Local Bounti Warrants for New Local Bounti Common Stock is treated as a redemption, then such redemption should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s tax basis in the New Local Bounti Common Stock received should equal the U.S. Holder’s tax basis in the New Local Bounti Warrants and the holding period of the New Local Bounti Common Stock should include the holding period of the New Local Bounti Warrants. Alternatively, if the cashless exercise of a New Local Bounti Warrant is treated as such, the U.S. federal income tax consequences should be as described above in the second and third paragraphs under the heading “ —Exercise, Lapse or Redemption of New Local Bounti Warrants.” In the case of an exercise of a New Local Bounti Warrant for cash, the U.S. federal income tax treatment should be as described above in the first paragraph under the heading “ —Exercise, Lapse or Redemption of New Local Bounti Warrants.” Due to the lack of clarity under current law regarding the treatment described in this paragraph, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of the exercise of a New Local Bounti Warrant occurring after New Local Bounti’s giving notice of an intention to redeem the New Local Bounti Warrant as described above.

If New Local Bounti redeems New Local Bounti Warrants for cash or if New Local Bounti purchases New Local Bounti Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants.”

Possible Constructive Distributions.

The terms of each New Local Bounti Warrant provide for an adjustment to the exercise price of the New Local Bounti Warrant or an increase in the New Local Bounti Common Stock issuable on exercise in certain circumstances discussed in “Description of New Local Bounti’s Securities—Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the New Local Bounti Warrants would, however, be treated as receiving a constructive distribution from New Local Bounti if, for example, the adjustment increases the U.S. Holder’s proportionate interest in New Local Bounti’s assets or earnings and profits (e.g., through a decrease to the exercise price or an increase in the number of New Local Bounti Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property to the U.S. Holders of New Local Bounti Common Stock which is taxable to them as described under “

—Distributions on New Local Bounti Common Stock” above. For example, U.S. Holders of New Local Bounti Warrants would generally be treated as receiving a constructive distribution from Leo where the exercise price of the New Local Bounti Warrants is reduced in connection with the payment of certain dividends as described in “Description of New Local Bounti’s Securities—Warrants.” Such constructive distribution received by a U.S. Holder would be subject to U.S. federal income tax in the same manner as if the U.S. Holders of the New Local Bounti Warrant received a cash distribution from New Local Bounti equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to New Local Bounti Warrants are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a New Local Bounti Warrant under their particular circumstances.

Non-U.S. Holders

Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to Non-U.S. Holders of Leo public shares that elect to exercise redemption rights to receive cash in exchange for all or a portion of their Leo public shares. For purposes of this discussion, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that elects to exercise redemption rights in respect of all or a portion of its Leo public shares.

Because the Domestication will occur immediately prior to the redemption of Non-U.S. Holders that exercise redemption rights with respect to Leo public shares, the U.S. federal income tax consequences to a Converting Non-U.S. Holder will depend on whether the redemption qualifies as a sale of the New Local Bounti Common Stock redeemed, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of New Local Bounti Common Stock, the U.S. federal income tax consequences to the Converting Non-U.S. Holder will be as described above under “— Gain on Disposition of New Local Bounti Common Stock.” If such a redemption does not qualify as a sale of New Local Bounti Common Stock, the Converting Non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “— Distributions on New Local Bounti Common Stock.”

Converting Non-U.S. Holders of Leo public shares considering exercising their redemption rights are urged to consult their own tax advisors as to whether the redemption of their shares will be treated as a sale or as a distribution under the Code under their particular circumstances.

Tax Consequences for Non-U.S. Holders of Owning and Disposing of New Local Bounti’s Common Stock

Distributions on New Local Bounti Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of New Local Bounti Common Stock received in the Domestication will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New Local Bounti’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New Local Bounti’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in New Local Bounti Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants.”

Dividends paid to a Non-U.S. Holder of New Local Bounti Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of New Local Bounti Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the New Local Bounti Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of New Local Bounti Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty under their particular circumstances.

Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants

Subject to the discussion of backup withholding and FATCA below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New Local Bounti Common Stock or New Local Bounti Warrants unless:

(i)	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met;

(ii)

the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base); or

(iii)

New Local Bounti is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such Non-U.S. Holder’s holding period for such securities disposed of, and either (A) the New Local Bounti Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of outstanding New Local Bounti Common Stock. There can be no assurance that New Local Bounti Common Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in paragraph (i) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments. A non-corporate Non-U.S. Holder described in paragraph (ii) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates.

If paragraph (iii) above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale exchange or other disposition of New Local Bounti Common Stock or New Local Bounti Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Local Bounti Common Stock or New Local Bounti Warrants from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Local Bounti will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New Local Bounti does not expect to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New Local Bounti is or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Business Combination or at any future time.

Exercise, Lapse or Redemption of New Local Bounti Warrants

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a New Local Bounti Warrant, or the lapse of a New Local Bounti Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under “ —U.S. Holders—Exercise, Lapse or Redemption of New Local Bounti Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “—Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants.” If New Local Bounti redeems New Local Bounti Warrants for cash or if it purchases New Local Bounti Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition by the Non-U.S. Holder, the consequences of which would be similar to those described above under “ —Sale, Exchange or Other Disposition of New Local Bounti Common Stock and New Local Bounti Warrants.”

Possible Constructive Distributions.

The terms of each New Local Bounti Warrant provide for an adjustment to the exercise price of the New Local Bounti Warrant or an increase in the New Local Bounti Common Stock issuable on exercise in certain circumstances discussed in “Description of New Local Bounti’s Securities—Warrants.” As described above under “ —U.S. Holders—Possible Constructive Distributions,” certain adjustments with respect to the New Local Bounti Warrants can give rise to a constructive distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. holder received a cash distribution from New Local Bounti equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a Non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the Non-U.S. holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to New Local Bounti Warrants are complex, and Non-U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a New Local Bounti Warrant under their particular circumstances.

Information Reporting and Backup Withholding

New Local Bounti generally must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale of New Local Bounti Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including New Local Bounti Common Stock and New Local Bounti Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Local Bounti Common Stock and New Local Bounti Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New Local Bounti Common Stock and New Local Bounti Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of New Local Bounti Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including New Local Bounti Common Stock and New Local Bounti Warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in New Local Bounti Common Stock and New Local Bounti Warrants under their particular circumstances.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this joint proxy statement/prospectus.

Introduction

New Local Bounti is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Leo is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 2, 2021, Leo consummated an initial public offering of 27,500,000 units at an offering price of $10.00 per Unit, including the partial exercise of the underwriter’s option to purchase an additional 3,500,000 units at the initial public offering price to cover over-allotments, and a private placement with the Sponsor of 5,333,333 private placement warrants at a price of $1.50 per warrant. The net proceeds from the initial public offering, together with certain of the proceeds from the private placement completed simultaneously with our initial public offering, were placed in a trust account established for the benefit of the Leo’s public shareholders and the underwriters of the initial public offering. As of June 30, 2021, there was approximately $275.0 million held in the trust account.

Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. Local Bounti is a CEA company that utilizes patent pending Stack & Flow TechnologyTM, which is a hybrid of vertical farming and hydroponic greenhouse farming, to grow healthy food sustainably and affordably. Through its CEA process, it is Local Bounti’s goal to produce products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions help to ensure nutritional value and taste, and the products are non-GMO and pesticide and herbicide free. Local Bounti’s products use 90% less water and 90% less land than conventional agriculture to produce. Local Bounti’s first CEA facility in Hamilton, Montana commenced construction in 2019 and reached full commercial operation by the second half of 2020.

On June 17, 2021, Leo, Merger Sub 1, Merger Sub 2 and Local Bounti entered into the Merger Agreement for the Business Combination, which provides for a total consideration of $650.0 million to Local Bounti’s stockholders, as discussed elsewhere in this joint proxy statement/prospectus. As a part of the Business Combination, Merger Sub 1 will merge with and into Local Bounti. Local Bounti will then merge with and into Merger Sub 2 and Merger Sub 2 will be the surviving corporation in the Business Combination. As a result, Local Bounti will become a wholly owned subsidiary of Leo and will change its name to “Local Bounti Corporation.”

On June 17, 2021, Leo entered into the Subscription Agreements with the PIPE Investors for the PIPE Financing for the purpose of funding a portion of the Business Combination and the costs and expenses incurred therein. Pursuant to the Subscription Agreement, New Local Bounti agreed to issue and sell to the PIPE Investors 12,500,000 shares of New Local Bounti common stock at a price of $10.00 per share for an aggregate gross purchase price of $125.0 million.

In September 2021, the Cargill Borrower entered into an agreement with Cargill Financial for an up to

$50.0 million committed subordinated loan (the “Cargill Subordinated Credit Agreement”). The proceeds of the loan will be used to repay the Cargill Initial Loan and fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028. In September

2021, Local Bounti borrowed approximately $16.0 million from the credit facility under the Cargill Subordinated Credit Agreement, of which $10.0 million was used to pay of the outstanding principal and interest pursuant to Local Bounti’s existing credit facility with Cargill Financial.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes that the Business Combination, PIPE Financing and the Cargill Subordinated Credit Agreement occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present the pro forma effect to the Business Combination, PIPE Financing and the Cargill Subordinated Credit Agreement as if they had been completed on January 1, 2020.

The pro forma combined financial statements do not necessarily reflect what New Local Bounti’s financial condition or results of operations would have been had the Business Combination, PIPE Financing and the Cargill Subordinated Credit Agreement occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New Local Bounti. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Leo and Local Bounti were derived from the unaudited financial statements of Leo and Local Bounti as of and for the six months ended June 30, 2021, and the audited financial statements of Local Bounti as of and for the year ended December 31, 2020, are included elsewhere in this joint proxy statement/prospectus. This information should be read together with Leo’s and Local Bounti’s audited financial statements and related notes, the sections titled “Leo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Local Bounti’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this joint proxy statement/prospectus.

Under both the no and maximum redemption scenarios, the Business Combination is accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Local Bounti has been determined to be the accounting acquirer and Leo has been determined to be the “acquired” company based on evaluation of the following facts and circumstances:

•	Local Bounti comprising the ongoing operations of the Combined Company;

•	Local Bounti’s senior management comprising the senior management of the Combined Company; and

•	Local Bounti stockholders will have the largest voting interest in the post-combination Combined Company in both the no and maximum redemption scenarios.

Under this method of accounting, Leo will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of New Local Bounti issuing shares for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Description of the Business Combination

Pursuant to the Business Combination, the aggregate share consideration issued by New Local Bounti in the Business Combination will be $1.1 billion, consisting of 110,515,489 shares of newly issued New Local Bounti Common Shares valued at $10.00 per share with no nominal value, assuming no public shareholder seeks redemption of Leo Public Shares. Of the $1.1 billion, the public shareholders will receive up to $275.0 million in the form of 27,500,000 newly issued shares of New Local Bounti Common Stock in the Domestication, the initial shareholders will receive $68.8 million in the form of 6,875,000 newly issued shares of New Local Bounti Common Stock in the Domestication, the PIPE Investors will receive $125.0 million in the form of 12,500,000 newly issued shares of New Local Bounti Common Stock in the Domestication, the Local Bounti Securityholders will receive $604.5 million in the form of 60,450,000 newly issued shares of New Local Bounti Common Stock and the holders of Convertible Notes will receive $31.9 million in the form of 3,190,489 newly issued shares of New Local Bounti Common Stock. The following represents the consideration at Closing (in thousands):

	Assuming No Redemptions	Assuming Maximum Redemptions
Shares of New Local Bounti Common Stock issued to public shareholders(1)	$275,000	$25,939
Shares of New Local Bounti Common Stock issued to Leo Initial Shareholders(2)	68,750	68,750
Shares of New Local Bounti Common Stock issued to PIPE Investors	125,000	125,000
Shares of New Local Bounti Common Stock issued to Local Bounti Securityholders	604,500	604,500
Shares of New Local Bounti Common Stock issued to Convertible Notes	31,905	31,905

Share Consideration – at Closing	$1,105,155	$856,094

(1)	Excludes 5,500,000 in warrants exercised at $11.50 per share
(2)	Excludes 5,333,333 in warrants exercised at $11.50 per share

The value of share consideration issuable at the Closing is assumed to be $10.00 per share. The Business Combination is accounted for as a reverse recapitalization, therefore any change in New Local Bounti’s trading price will not impact the pro forma financial statements because New Local Bounti will account for the acquisition of Leo based upon the amount of net assets acquired upon consummation.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of ordinary shares:

•	Assuming No Redemptions — This presentation assumes that no public shareholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in Leo’s trust account.

•

Assuming Maximum Redemptions — This presentation assumes that public shareholders (who are not initial shareholders) holding approximately 24,906,060 of Leo’s Public Shares exercise their redemption rights and that such public shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the trust account not previously released to Leo (net of taxes payable)), as of two business days prior to the consummation of the Business Combination) of the funds in Leo’s trust account for aggregate redemption proceeds of $249.1 million. Under the Merger Agreement, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets of Leo being more than $5.0 million and the aggregate cash proceeds available to New Local Bounti from the initial public offering (net of redemptions) and the PIPE Financing, prior to the payment of any transaction expenses (including deferred underwriting expenses from the initial public offering), be not less than $150.0 million. This scenario gives effect to the maximum number of redemptions that meet all of the conditions to permit consummation of the Business Combination.

The following summarizes the pro forma shares of New Local Bounti Common Stock outstanding under the two scenarios (in thousands):

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
New Local Bounti Common Stock issued to public shareholders(1)	27,500	25%	2,594	2%
New Local Bounti Common Stock issued to initial shareholders(2)(3)	6,875	6%	6,875	8%
New Local Bounti Common Stock issued to PIPE Investors	12,500	11%	12,500	15%
New Local Bounti Common Stock issued to Local Bounti Stockholders (including holders of Local Bounti restricted stock units and Local Bounti Warrants)(3)	60,450	55%	60,450	71%
New Local Bounti Common Stock issued to holders of Convertible Notes	3,190	3%	3,190	4%

Pro Forma Shares Outstanding	110,515	100%	85,609	100%

(1)	Excludes 5,500,000 warrants
(2)	Excludes 5,333,333 warrants
(3)

Excludes 2,500,000 of contingent earnout shares to be issued to Local Bounti equityholders who are entitled to receive a portion of the earnout consideration on a pro rata basis, in equal thirds, if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 or $17.00 for any 20 trading days within any 30-trading day period. Contingent earnout shares will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are based on the historical financial statements of Leo and Local Bounti. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(in thousands, except share and per share data)

	As of June 30, 2021								As of June 30, 2021			As of June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments		Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma New Local Bounti Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)		Pro Forma New Local Bounti (Assuming Maximum Redemptions)
Assets
Current Assets
Cash and cash equivalents	$460	$23,144	$(10,000)	(A)	$13,144	$13,604	$275,007	(D)	$339,561	(249,061)	(W)	$100,000
			15,987	(B)	15,987	$15,987	(38,571)	(E)		9,500	(X)
			(219)	(C)	(219)	$(219)	(9,625)	(F)
					—		125,000	(G)
					—		(4,000)	(H)
					—		(122)	(I)
					—		(37,500)	(K)
Accounts receivable, net of allowance	—	47	—		47	47	—		47	—		47
Accounts receivable - related party	—	14	—		14	14	—		14	—		14
Inventory, net of allowance	—	411	—		411	411	—		411	—		411
Prepaid assets	919	3,609	—		3,609	4,528	—		4,528	—		4,528

Total Current Assets	1,379	27,225	5,768		32,993	34,372	310,189		344,561	(239,561)		105,000
Property and equipment, net	—	16,260	—		16,260	16,260	—		16,260	—		16,260
Cash held in Trust Account	275,007	—	—		—	275,007	(275,007)	(D)	—	—		—
Other assets, net	—	40	—		40	40	—		40	—		40

Total Assets	$276,386	$43,525	$5,768		$49,293	$325,679	$35,182		$360,861	$(239,561)		$121,300

Liabilities, Temporary Equity and Shareholders’ equity
Current Liabilities
Accounts payable	$11	$1,890	$—		$1,890	$1,901	$—		1,901	$—		$1,901
Accrued liabilities	—	4,510	(219)	(C)	4,291	4,291	(544)	(L)	3,747	—		3,747
Accrued expenses	122	—	—		—	122	(122)	(I)	—	—		—
Term loan, net of deferred financing costs	—	8,864	(10,000)	(A)	—	—			—	—		—
			1,136	(A)	—				—			—

Total Current Liabilities	133	15,264	(9,083)		6,181	6,314	(666)		5,648	—		5,648
Deferred underwriting commissions	9,625	—	—		—	9,625	(9,625)	(F)	—	—		—

Long-term debt	—	—	15,987	(B)	15,987	15,987			15,987	—		15,987

	As of June 30, 2021									As of June 30, 2021				As of June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma New Local Bounti Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)			Pro Forma New Local Bounti (Assuming Maximum Redemptions)

Financing obligation	—	12,426	—			12,426	12,426	—		12,426	—			12,426

Warrant liabilities	12,567	1,418	—			1,418	13,985	(6,380)	(M)	4,454	—			4,454
								(1,733)	(N)
								(1,415)	(O)
								(3)	(P)
Convertible notes	—	29,034	—			29,034	29,034	(29,034)	(J)	—	—			—

Total Liabilities	22,325	58,142	6,904			65,046	87,371	(48,856)		38,515	—			38,515

Temporary Equity

Class A common stock subject to possible redemption	249,061	—	—			—	249,061	(249,061)	(Q)	—	—			—

Shareholders’ Equity
New Local Bounti ordinary shares	—	—	—			—	—			—	—			—
Local Bounti Voting common stock	—	1	—			1	1	1	(G)	1	—			1
								(1)	(R)
LEO Class A ordinary shares	—	—	—			—	—	—	(S)	—	—			—
LEO Class B ordinary shares	1	—	—			—	1	(1)	(T)	—	—			—
Additional paid in capital	9,305	14,519	—			14,519	23,824	(34,721)	(E)	366,478	(249,061)	(W	)	126,917
								124,999	(G)		9,500	(X	)
								6,380	(M)
								1,415	(O)
								31,905	(J)
								249,061	(Q)
								1	(R)
								—	(S)
								1	(T)
								5,419	(U)
								(37,500)	(K)
								(4,306)	(V)
Retained earnings (accumulated deficit)	(4,306)	(29,137)	(1,136)	(J	)	(30,273)	(34,579)	(4,000)	(H)	(44,133)	—			(44,133)
								544	(L)
								(2,871)	(J)
								(3,850)	(E)
								(5,419)	(U)
								1,733	(N)
								3	(P)
								4,306	(V)

Total Shareholders’ Equity	5,000	(14,617)	(1,136)			(15,753)	(10,753)	333,099		322,346	(239,561)			82,785

Total Liabilities, Temporary Equity and Shareholders’ Equity	$276,386	$43,525	$5,768	$—		$49,293	$325,679	$35,182		$360,861	$(239,561)			$121,300

217

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED 6/30/2021

(in thousands, except share and per share data)

	For the six months ended June 30, 2021							For the six months ended June 30, 2021		For the six months ended June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments	Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma New Local Bounti (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma New Local Bounti (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Sales	—	$165	$—	$165	$165			$165	$—	165
Cost of goods sold (exclusive of items shown separately below)	—	126	—	126	126	—		126	—	126
						—

Gross Margin	—	39	—	39	39	—		39	—	39

Operating Expenses:
Research and development	—	1,155	—	1,155	1,155	—		1,155	—	1,155
Selling, general and administrative	586	11,006	—	11,006	11,592	2,197	(CC)	13,789	—	13,789
Administrative fee - related party	38	—	—	—	38	(38)	(DD)	—	—	—
Depreciation and amortization	—	250	—	250	250	—		250	—	250

Total Operating Expenses	624	12,411	—	12,411	13,035	2,159		15,194	—	15,194

Loss From Operations	(624)	(12,372)	—	(12,372)	(12,996)	(2,159)		(15,155)	—	(15,155)
Convertible notes fair value adjustment	—	(2,984)	—	(2,984)	(2,984)	2,984	(EE)	—	—	—
Change in fair value of warrant liabilities	(3,413)	(3)	—	(3)	(3,416)	1,733	(FF)	(1,680)	—	(1,680)
						3	(GG)
Offering costs associated with issuance of warrants	(276)	—	—	—	(276)	140	(FF)	(136)	—	(136)
Net gain from investments held in Trust Account	7	—	—	—	7	(7)	(HH)	—	—	—

	For the six months ended June 30, 2021									For the six months ended June 30, 2021		For the six months ended June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma New Local Bounti (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma New Local Bounti (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Other Income (Expense):
Management fee income	—	44	—			44	44	—		44	—	44
Interest expense, net	—	(1,673)	648	(AA	)	(1,864)	(1,864)	544	(II)	(1,320)	—	(1,320)
			(839)	(BB	)

Income (Loss) Before Provision For Income Taxes	(4,306)	(16,988)	(191)			(17,179)	(21,485)	3,238		(18,247)	—	(18,247)
Income tax expense	—	—	—			—	—	—		—	—	—

Net Income (Loss)	(4,306)	(16,988)	(191)			(17,179)	(21,485)	3,238		(18,247)	—	(18,247)

Weighted average Class A shares outstanding, basic and diluted	27,500,000	9,886,283								110,515,489		85,609,429

Basic and diluted net loss per Class A common share		$(1.72)								$(0.17)		$(0.21)

Weighted average Class B shares outstanding, basic and diluted	6,608,477

Basic and diluted net loss per Class B common share	$(0.65)

219

											12/31/2020		12/31/2020
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)			Pro Forma New Local Bounti (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma New Local Bounti (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Sales	$—	$82	$—			$82	$82				$82	$—	82
Cost of goods sold (exclusive of items shown separately below)	—	91	—			91	91				91	—	91

Gross loss	$—	$(9)	$—			$(9)	$(9)	$—			$(9)	$—	$(9)

Operating expenses:
Research and development	—	1,079	—			1,079	1,079	—			1,079		$1,079
Selling, general and administrative	—	6,547	—			6,547	6,547	3,222	(CC)		17,619		17,619
	—	—	—			—	—	3,850	(JJ)				—
								4,000	(KK)

Depreciation and amortization	—	287	—			287	287	—			287		287

Total operating expenses	—	7,913	—			7,913	7,913	11,072			18,985	—	18,985

Loss from operations	—	(7,922)	—			(7,922)	(7,922)	(11,072)			(18,994)	—	(18,994)
Other income (expense):
Management fee income	—	35	—			35	35	—			35		35
Interest expense, net	—	(522)	(1,679)	(BB	)	(2,201)	(2,201)	(5,855)	(LL	)	(8,056)		(8,056)

Income (loss) before provision for income taxes	—	(8,409)	(1,679)			(10,088)	(10,088)	(16,927)			(27,015)	—	(27,015)
Income tax expense	—	—	—			—	—	—			—	—	—

Net income (loss)	—	(8,409)	(1,679)			(10,088)	(10,088)	(16,927)			(27,015)	—	(27,015)

Weighted average shares outstanding, basic and diluted	—	9,997,049									110,515,489		85,609,429

Basic and diluted net loss per common share	$—	$(0.84)									$(0.24)		$(0.32)

220

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

Under both the no and maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Local Bounti is deemed the accounting acquirer and Leo will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors:

•	Local Bounti’s existing operations will comprise the ongoing operations of the Combined Company;

•	Local Bounti’s senior management will comprise the senior management of the Combined Company; and

•	the legacy shareholders of Local Bounti will control at least 49.9% of the voting shares after the Business Combination in a no redemption scenario.

In accordance with guidance applicable to these circumstances, the Business Combination will be treated as the equivalent of New Local Bounti issuing shares for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Business Combination, PIPE Financing, and the execution of the Cargill Subordinated Credit Agreement as if it occurred on June 30, 2021 and assumes no rights to dissent provided by the Cayman Companies Act are exercised by Leo shareholders. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present pro forma effect to the Business Combination, PIPE Financing, and the execution of the Cargill Subordinated Credit Agreement as if they had been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with Leo’s unaudited balance sheet as of June 30, 2021, and the related notes, included elsewhere in this joint proxy statement/prospectus and Local Bounti’s unaudited consolidated balance sheet as of June 30, 2021, and the related notes, included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 should be read in conjunction with Leo’s unaudited statement of operations for the period of inception through June 30, 2021, and the related notes, included elsewhere in this joint proxy statement/prospectus and Local Bounti’s unaudited statement of operations for the six months ended June 30, 2021, and related notes, included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 should be read in conjunction with Local Bounti’s audited consolidated statement of operations for the year ended December 31, 2020, respectively, and the related notes, included elsewhere in this joint proxy statement/prospectus. Leo was incorporated on January 8, 2021 and therefore did not have any operations or historical financial information during the year ended December 31, 2020.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information assumes that New Local Bounti warrants to be issued to Leo warrant holders upon completion of the reverse capitalization will be treated as equity classified instruments.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Local Bounti incurred significant losses during the historical periods presented.

The pro forma adjustments reflecting the consummation of the Business Combination, PIPE Financing and the execution of the Cargill Subordinated Credit Agreement are based on certain currently available information and certain assumptions and methodologies that New Local Bounti believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. New Local Bounti believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, PIPE Financing and the execution of the Cargill Subordinated Credit Agreement taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the audited and unaudited financial statements, and notes thereto, of Leo and Local Bounti included elsewhere in this joint proxy statement/prospectus.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Combined Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Combined Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

Local Bounti Transaction Adjustments

(A)	Reflects the settlement of the Cargill Initial Term Loan along with the relevant debt costs which was repaid in connection with the execution of the Cargill Subordinated Credit Agreement.

(B)	Reflects the $16.0 million long term debt borrowing under the Cargill Subordinated Credit Agreement.

(C)

Reflects the reversal of Cargill Initial Term Loan related interest expense which is anticipated to be settled in connection with the execution of the Cargill Subordinated Credit Agreement and discussed in (A) above.

Transaction Adjustments (Assuming No Redemptions)

(D)	Reflects the reclassification of $275.0 million of cash and investments held in the Leo trust account that becomes available to fund the Business Combination.

(E)	Reflects the payment of transactions costs assuming no redemptions, expected to be incurred in connection with the Business Combination.

(F)	Reflects the settlement of deferred underwriter’s fees incurred during Leo’s initial public offering, due upon completion of the Business Combination.

(G)

Reflects the issuance of 12,500,000 shares of New Local Bounti Common Stock at a subscription price of $10.00 per share for proceeds of $125.0 million, net of issuance costs of $3.8 million in connection with the PIPE Financing, pursuant to the Subscription Agreements which is included in the transaction costs discussed in (F) above.

(H)	Reflects the payment of $4.0 million of transaction bonuses to be paid to certain Local Bounti employees as part of the Business Combination with an offset to retained earnings.

(I)	Reflects the settlement of related party account payable with cash as part of the Business Combination.

(J)

Reflects the settlement of the Convertible Notes at close at $10.00 per share. During the first half of 2021, Local Bounti entered into a series of identical long-term notes with various parties with a maturity date of February 8, 2023. The combined total face value of the convertible notes is $26.1 million and bears interest at 8% per annum. The Convertible Notes contain an automatic conversion feature at a specified conversion price in the event of a merger or a qualified equity financing. In the event of a merger with a SPAC, the outstanding principal balance of the notes, and unpaid accrued interest thereon, will convert into equity securities issued by the SPAC in the PIPE at a conversion price per share equal to the purchase price for each equity securities issued in the PIPE multiplied by 85%. As part of the settlement, $610 thousand of interest expense was recorded through the six months ended June 30, 2021. The monthly interest expense of approximately $174 thousand would represent an additional conversion of approximately 20,431 shares of New Local Bounti common stock on a monthly basis.

(K)

Represents cash consideration to be paid to Local Bounti equity holders, subject to a minimum cash requirement of $100.0 million, and certain additional conditions, that are specified in the Merger Agreement, as part of the Business Combination.

(L)	Reverse Local Bounti Convertible Notes interest expense as part of the transaction

(M)

Reflects the exchange of public warrants, which are liability classified, for an equivalent amount of public warrants following the Domestication, which are expected to be equity classified, upon consummation of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects this reclassification as a decrease in warrant liabilities and a corresponding increase in New Local Bounti’s additional paid-in capital.

(N)	Reflects the reversal of a fair value adjustment of public warrants which will be converted to equity as part of the Business Combination.

(O)	Reflects the reversal of Local Bounti warrant liability which will be converted as part of the Business Combination.

(P)	Reflects the reversal of a fair value adjustment of Local Bounti warrant liabilities which will be converted as part of the Business Combination.

(Q)

Reflects reclassification of approximately $249.1 million from temporary equity to permanent equity as a result of the Business Combination, subject to possible redemption which is discussed in Note (W) below.

(R)

Reflects the conversion of Local Bounti voting common stock, non-voting common stock and restricted stock units into shares of New Local Bounti Common Stock pursuant to the Business Combination, based on the Exchange Ratio, which is expected to be approximately 4.914388.

(S)	Reflects the conversion of Leo Class A ordinary shares into shares of New Local Bounti Common Stock pursuant to the Business Combination.

(T)	Reflects the conversion of Leo Class B ordinary shares into shares of New Local Bounti Common Stock pursuant to the Business Combination.

(U)

Reflects the recognition of stock-based compensation expense, and subsequent period amortization, for Local Bounti restricted common stock that meets a vesting condition upon the close of the Business Combination.

(V)	Reflects the elimination of Leo historical retained earnings under the no redemption scenario as a result of the reverse recapitalization.

Additional Transaction Adjustments (Assuming Maximum Redemptions)

(W)

Reflects the maximum redemption of 24,906,060 ordinary shares for approximately $249.1 million allocated to ordinary shares and additional paid-in capital using par value of $0.0001 per share and at a redemption price of $10.00 per share.

(X)

Reflects an adjustment to cash consideration paid to Local Bounti equity holders in the maximum redemption scenario consistent with the Business Combination. In the maximum redemption scenario, the cash consideration to Local Bounti equity holders is estimated to be $28.0 million.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

Local Bounti Transaction Adjustments

(AA)	Reflects the elimination of Local Bounti Cargill note interest expense for convertible notes that are repaid in connection with the execution of the Cargill Subordinated Credit Agreement.

(BB)	Reflects the interest expense related to the $16.0 million draw on the Cargill Subordinated Credit Agreement discussed in (B) above.

Transaction Adjustments (Assuming No Redemptions)

(CC)	Reflects the stock-based compensation expense for Local Bounti restricted common stock that meets a vesting condition upon the close of the Business Combination.

(DD)	Reflects the elimination of related party administrative fee of Leo related to the Business Combination.

(EE)	Reflects the fair value adjustment for convertible notes that are repaid as part of the Business Combination.

(FF)

Reflects the reversal of the historical fair value adjustment, as well as warrant issuance cost, for the reclassification of the Leo public warrants that would not have been liability classified had the Business Combination been consummated on January 1, 2020, as further discussed in (N) above.

(GG)	Reflects the fair value adjustment for Local Bounti warrants that are repaid as part of the Business Combination.

(HH)	Reflects the removal of net gain from investments held in Leo’s Trust Account.

(II)

Reflects the elimination of interest expense incurred for the six months ended June 30, 2021 associated with the issuances of the Convertible Notes entered into during the six months ended June 30, 2021 since the pro forma assumes such notes were settled for the year ended December 31, 2020.

(JJ)	Reflects the remaining transaction expenses to be incurred by Leo and Local Bounti related to the Transaction for the year ended December 31, 2020.

(KK)	Reflects the transaction bonus to be paid to certain Local Bounti employees upon the close of the Business Combination.

(LL)

The $5.9 million additional interest expense for the year ended December 31, 2020 reflects a $4.8 million loss on extinguishment of the debt and $1.1 million of interest expense associated with the issuances of Convertible Notes, entered during 2021. The Convertible Notes are being settled, as part of consideration, at the Closing. The interest expense includes interest expense from the issuance dates through the estimated deal close date of September 30, 2021.

4. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related proposed equity transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination, PIPE Financing and issuance of Convertible Notes have been outstanding for the entire period presented. If the maximum number of public shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the six months ended June 30, 2021 and for the year ended December 31, 2020 (in thousands, except share and per share amounts):

	Pro Forma Combined
	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
For the Six Months Ended June 30, 2021

Pro forma net loss	$(18,247)	$(18,247)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(0.17)	$(0.21)
Weighted average ordinary shares outstanding, basic and diluted	110,515,489	85,609,429

For the Year Ended December 31, 2020

Pro forma net loss	$(27,015)	$(27,015)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(0.24)	$(0.32)
Weighted average ordinary shares outstanding, basic and diluted	110,515,489	85,609,429

(1)

Diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss.

INFORMATION ABOUT LEO

Leo is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Leo reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Merger Agreement on June 17, 2021. Leo intends to finance the Business Combination through the issuance of New Local Bounti Common Stock.

On March 2, 2021, Leo consummated its initial public offering of 27,500,000 units at an offering price of $10.00 per unit, and a private placement with Sponsor of 5,333,333 private placement warrants at an offering price of $1.50 per warrant. Each unit or warrant sold in the initial public offering and private placement consists of one Class A ordinary share and one-fifth of one redeemable warrant.

Following the closing of Leo’s initial public offering, an amount equal to $275,000,000 of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. At June 30, 2021, Leo had investments held in the trust account of $275,000,000. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Leo’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of Leo’s obligation to redeem 100% of the public shares if Leo does not complete a business combination by March 2, 2023, or (iii) the redemption of all of the public shares if Leo is unable to complete a business combination by March 2, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

Leo’s units, public shares and public warrants are currently listed on the NYSE under the symbols “LIII.U,” “LIII” and “LIII WS,” respectively.

Financial Position

As of June 30, 2021, in the trust account, Leo had approximately $275,000,000 available to consummate an initial business combination after payment of the estimated expenses of Leo’s initial public offering and $9,625,000 of deferred underwriting fees. With the funds available, Leo offers a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because Leo is able to complete its initial business combination using its cash, debt or equity securities, or a combination of the foregoing, it has the flexibility to use the most efficient combination that will allow Leo to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting Leo’s Business Combination

Fair Market Value of Target Business

The NYSE Listing Rules require that Leo’s business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of Leo’s signing a definitive agreement in connection with Leo’s initial business combination. Leo’s board of directors determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification

For an indefinite period of time after the completion of its initial business combination, the prospects for Leo’s success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that Leo will not have the resources to diversify its operations and mitigate the risks of being in a single line of business. By completing its initial business combination with only a single entity, Leo’s lack of diversification may:

•

subject it to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which it operates after its initial business combination; and

•	cause it to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

Leo is providing its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to Leo to pay is income taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein. The amount in the trust account was approximately $10.00 per public share. The per share amount Leo will distribute to shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that Leo will pay to the underwriter of its initial public offering. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. There will be no redemption rights upon the completion of Leo’s initial business combination with respect to its warrants. Further, Leo will not proceed with redeeming its public shares, even if a public shareholder has properly elected to redeem its shares, if the Business Combination does not close. The Redemptions referred to herein shall take effect as repurchases under the Existing Governing Documents.

Limitations on Redemption Rights

Notwithstanding the foregoing, the Existing Governing Documents provide that in no event will Leo redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it do not then become subject to the SEC’s “penny stock” rules).

Redemption of Public Shares and Liquidation if No Business Combination

Leo has until March 2, 2023 (unless such date is extended in accordance with the Existing Governing Documents) to complete a business combination. If Leo is unable to consummate an initial business combination by March 2, 2023, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, to pay its income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Leo’s remaining shareholders and Leo’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Leo’s warrants, which will expire worthless if Leo fails to consummate an initial business combination by March 2, 2023. The Existing Governing Documents

provide that, if Leo winds up for any other reason prior to the consummation of Leo’s initial business combination, it will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

The Sponsor and each member of Leo’s management team have entered into an agreement with Leo, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares (“Class B ordinary shares”) or private placement shares they hold if Leo fails to consummate an initial business combination by March 2, 2023 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if Leo fails to complete Leo’s initial business combination by March 2, 2023).

The Sponsor, executive officers and directors have agreed, pursuant to a written agreement with Leo, that they will not propose any amendment to the Existing Governing Documents (A) that would modify the substance or timing of Leo’s obligation to provide holders of its Class A ordinary shares the right to have their shares redeemed in connection with its initial business combination or to redeem 100% of Leo’s public shares if Leo does not complete its initial business combination by March 2, 2023 or (B) with respect to any other provision relating to the rights of holders of Leo’s Class A ordinary shares, unless Leo provide its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to Leo to pay income taxes, if any, divided by the number of the then-outstanding public shares. However, Leo may not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that Leo cannot satisfy the net tangible asset requirement, Leo would not proceed with the amendment or the related redemption of its public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by the Sponsor, any executive officer, director or director nominee, or any other person.

Leo expect that all costs and expenses associated with implementing Leo’s plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $460,000 proceeds of its initial public offering held outside the trust account (as of June 30, 2021) plus up to $100,000 of funds from the trust account available to Leo to pay dissolution expenses, although Leo cannot assure you that there will be sufficient funds for such purpose.

If Leo were to expend all of the net proceeds of its initial public offering and the sale of the private placement units, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon its dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of Leo’s creditors that would have higher priority than the claims of Leo’s public shareholders. Leo cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While Leo intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Leo will seek to have all vendors, service providers (excluding Leo’s independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with Leo waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of its public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, Leo’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Leo than any alternative. Examples of possible instances where Leo may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of Leo’s initial public offering will not execute agreements with Leo waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Leo and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to Leo if and to the extent any claims by a vendor for services rendered or products sold to Leo, or a prospective target business with which Leo has discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay Leo’s tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under Leo’s indemnity of the underwriters of Leo’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. However, Leo has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Leo believes that the Sponsor’s only assets are securities of Leo. The Sponsor may not be able to satisfy those obligations. None of Leo’s officers or directors will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay Leo’s tax obligations, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Leo’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Leo currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Leo, it is possible that Leo’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Leo cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

Leo will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (excluding Leo’s independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Leo waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under Leo’s indemnity of the underwriters of Leo’s initial public offering against certain liabilities, including liabilities under the Securities Act. At June 30, 2021, Leo had access to up to $275.0 million from the proceeds of the initial public offering and the sale of the private placement units with which to pay any such potential claims (including costs and expenses incurred in connection with liquidation, currently estimated to be no more than approximately $100,000). In the event that Leo liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the trust account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from the trust account received by any such shareholder.

If Leo files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Leo’s shareholders. To the extent any bankruptcy claims deplete the trust account, Leo cannot assure you it will be able to return $10.00 per public share to its public shareholders. Additionally, if Leo files a bankruptcy petition or an involuntary bankruptcy petition is filed against Leo that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”

As a result, a bankruptcy court could seek to recover some or all amounts received by Leo’s shareholders. Furthermore, Leo’s board of directors may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Leo to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. Leo cannot assure you that claims will not be brought against it for these reasons.

See “Risk Factors—Risks Related to the Business Combination and Leo—If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

Employees

Leo currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Leo’s matters but they intend to devote as much of their time as they deem necessary to its affairs until it has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Leo’s initial business combination and the stage of the business combination process Leo is in. Leo does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Leo’s officers and directors are as follows:

Name	Age	Position
Edward C. Forst	60	Chairman
Lyndon Lea	52	President, Chief Executive Officer and Director
Robert Darwent	48	Chief Financial Officer and Director
Lori Bush	64	Director
Mary E. Minnick	61	Director
Mark Masinter	54	Director

Edward C. Forst, Leo’s Chairman, is Chairman, Partner, and member of the Investment Committee at Lion Capital. Mr. Forst previously served as Chief Executive Officer of Cushman & Wakefield from January 2014 to September 2015, leading the commercial real estate firm across more than 60 countries. Prior to this, Mr. Forst was a Management Committee Partner of Goldman, Sachs & Co. where he served as the Co-CEO of Goldman Sachs Asset Management, and before that as the Chief Administrative Officer and Executive Vice President of the firm. Mr. Forst also served as the Chairman of Goldman’s Global Debt Underwriting Committee for seven years. Mr. Forst was also the Executive Vice President and Principal Operating Officer of Harvard University during the financial crisis, as well as Adviser to the Secretary of the Treasury on the Troubled Asset Relief Program (TARP). From November 2017 to August 2018, Mr. Forst served as CEO and Co-CEO (starting in May 2018) of Realty Shares Inc. Realty Shares Inc., filed for chapter 7 bankruptcy protection of July 31, 2020, more than 18 months after Mr. Forst ceased to be the CEO of the company. Mr. Forst sits on the boards of The

Feinstein Institute of Northwell Health and the Yale School of Management. Mr. Forst has also served on the board of the Harvard Management Company, as Treasurer of Carnegie Hall, and as the Chairman of the Securities Industry and Financial Markets Association (SIFMA). Mr. Forst earned his M.B.A. from the Wharton School of the University of Pennsylvania and his A.B. in Economics from Harvard University.

Lyndon Lea, Leo’s President and Chief Executive Officer, is a founder of Lion Capital and has served as its Managing Partner since its inception in 2004. Prior to founding Lion Capital, Mr. Lea was a partner of Hicks, Muse, Tate & Furst where he co-founded its European operations in 1998. From 1994 to 1998, Mr. Lea served at Glenisla, the former European affiliate of Kohlberg Kravis Roberts & Co., prior to which he was an investment banker in London and New York with Schroders and Goldman Sachs. Mr. Lea graduated with a BA in Honors Business Administration from the University of Western Ontario in Canada in 1990.

Mr. Lea has been active in the investment arena for 30 years, 26 of which have been exclusively focused on private equity. Mr. Lea has led the acquisitions of over 30 investments. Mr. Lea also has extensive operating experience having served as interim CEO for AllSaints and having held executive positions in several portfolio investments over his career. Additionally, Mr. Lea has served on several public company boards including Yell plc, Premier Foods and Aber. Mr. Lea currently serves on the board of DMS (NYSE:DMS).

Robert Darwent, is Leo’s Chief Financial Officer. Alongside Mr. Lea, Mr. Darwent is a founder of Lion Capital where he sits on the Investment Committee and Operating Committee of the firm. Prior to founding Lion Capital in 2004, Mr. Darwent worked with Mr. Lea in the European operations of Hicks, Muse, Tate & Furst since its formation in 1998. From 1995 to 1998, Mr. Darwent worked in the London office of Morgan Stanley in their investment banking and private equity groups. Mr. Darwent graduated from Cambridge University in 1995. Mr. Darwent currently serves on the public company boards of Loungers plc (LON:LGRS) and DMS (NYSE:DMS).

Lori Bush has been serving on the board of directors of Leo since its initial public offering. Ms. Bush is the former President and Chief Executive Officer of Rodan + Fields, a US manufacturer and Social Commerce company specializing in skincare products, where she served from October 2007 until her retirement in January 2016. During Ms. Bush’s tenure as President and Chief Executive Officer, she led the company from a start-up to one of the largest premium skincare brands in the United States and a valuation of $1.5 billion. With more than 30 years’ experience in the consumer and health care products industries, Ms. Bush was responsible for overseeing the brand’s entrance into the direct selling arena. A seasoned direct selling leader, Ms. Bush previously served from February 2000 to March 2006 as President of the personal care segment of Nu Skin Enterprises, Inc. (NYSE:NUS), a global direct selling company operating in more than 40 markets around the world. During Ms. Bush’s tenure with the company, she acted as a global spokesperson for the brand while leading the marketing, operations and research and development functions. Ms. Bush has also held several leadership positions, from 1993 to 2000, within the skincare franchise of Johnson & Johnson Consumer Products Companies, including Worldwide Executive Director Skin Care Ventures and Vice President of Professional Marketing at Neutrogena. In 2020, Ms. Bush came out of retirement as the co-founder and CEO of Solvasa LLC, a beauty and wellness startup pioneering the concept of Integrative Beauty. Ms. Bush also served as a director of Leo Holdings Corp., a special purpose acquisition company formed for substantially similar purposes as Leo and that completed its initial public offering in February 2018. Ms. Bush is also the former chairman of the board of managers of New Avon and a former director of public and private companies in the medical device and consumer health space. Ms. Bush currently serves as a director for INW (Innovations in Nutrition + Wellness), a leading developer and co-manufacturer of VMS products, and as a director for two privately held consumer products companies. Ms. Bush has a Bachelor of Science in Medical Technology, which she received from The Ohio State University in 1978 and an M.B.A. from Fox School of Management at Temple University which she received in 1985 and where she currently serves as Director on the Board of Visitors.

Mark Masinter has been serving on the board of directors of Leo since its initial public offering. Mr. Masinter is a Managing Member and founder of OPEN Realty Advisors, one of North America’s premier investment, development and real estate advisory firms solely focused on the consumer sector. Under Mr. Masinter’s leadership, OPEN has consulted with and led the store growth and real estate execution strategies of some of North America’s premier consumer brands. Representative brands OPEN has led include: Apple (almost 300 stores since 1999); Restoration Hardware (more than 125 real estate transaction since 1992); Warby Parker (120 stores since 2014); J.Crew (more than 300 stores since 2005), Madewell (135 stores); and recent engagements with lululemon, AWAY Travel and Lucid Motors to initiate their respective store growth strategies. In addition to the real estate advisory activities, Mr. Masinter has led the investment of some of the most well-known retail developments in the US representing billions in capital investment, including: Legacy West; Henderson Avenue redevelopment; and The Hub. Mr. Masinter has invested in many retail, restaurant and direct-to-consumer channel businesses, including leading the founding investment in Restoration Hardware and as a founding partner of Retail & Restaurant Growth Capital, a mezzanine fund focused on growing retail and restaurant ventures including Quizno’s, Uncle Julio’s, and Elizabeth Arden Red Door Salons, among others. Mr. Masinter received a Bachelor of Political Science degree from Southern Methodist University.

Mary E. Minnick has been serving on the board of directors of Leo since its initial public offering. Ms. Minnick was a Partner of Lion Capital from 2007 until 2017. Previously, Ms. Minnick served in various capacities at The Coca-Cola Company (NYSE:KO), including as Chief Operating Officer of Asia and Global President of Marketing, Strategy and Innovation, from 1983 to 2007. During Ms. Minnick tenure at The Coca-Cola Company, she led the strategic planning process for all markets and held direct responsibility for strategic planning, marketing, new product development, product quality, advertising, media, environmental policies, sustainability, research and development, science and regulatory affairs, worldwide packaging and equipment. In Ms. Minnick role as Chief Operating Officer of Asia from 2002 to 2005, she was responsible for the management of 30 countries throughout Asia Ms. Minnick has also served as a member of the board of directors of the global brewer Heineken (AMS:HEIA) from 2008 to 2015 and the consumer packaged food and beverage company WhiteWave Foods Co. (NYSE:WWAV) from 2012 to 2016. Ms. Minnick currently is a member of the board of directors of the Target Corporation (NYSE:TGT), which she joined in 2005. Ms. Minnick also served as a director of Leo Holdings Corp., a special purpose acquisition company formed for substantially similar purposes as Leo and that completed its initial public offering in February 2018. Ms. Minnick continues to serve as Chairman of DMS (NYSE:DMS). Ms. Minnick has an M.B.A. from Duke University and a BA in Business from Bowling Green State University.

Number and Terms of Office of Officers and Directors

Leo’s board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to Leo’s first annual general meeting) serving a three-year term. In accordance with NYSE corporate governance requirements, Leo is not required to hold an annual general meeting until one year after its first fiscal year end following its listing on NYSE. The term of office of the first class of directors, consisting of Mark Masinter and Robert Darwent, will expire at Leo’s first annual general meeting. The term of office of the second class of directors, consisting of Lori Bush and Mary E. Minnick, will expire at Leo’s second annual general meeting. The term of office of the third class of directors, consisting of Lyndon Lea and Edward C. Forst, will expire at Leo’s third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of Leo’s founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of Leo’s founder shares may remove a member of the board of directors for any reason.

Pursuant to the Merger Agreement, the Sponsor, upon consummation of an initial business combination, will be entitled to nominate two persons for appointment to the New Local Bounti board of directors.

Leo officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The Leo Board is authorized to appoint persons to the offices set forth in its amended and restated memorandum and articles of association as it deems appropriate. Leo’s amended and restated memorandum and articles of association will provide that its officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Leo’s board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of NYSE and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of NYSE require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

Leo established an audit committee of the board of directors at its initial public offering. Lori Bush, Mary E. Minnick, and Mark Masinter serve as members of Leo’s audit committee. Leo’s board of directors has determined that each of Lori Bush, Mary E. Minnick, and Mark Masinter are independent. Mark Masinter serves as the Chairman of the audit committee. Each member of the audit committee is financially literate and Leo’s board of directors has determined that Mr. Masinter qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with Leo’s independent registered public accounting firm regarding, among other issues, audits, and adequacy of Leo’s accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management Leo’s compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by Leo’s independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by Leo regarding accounting, internal accounting controls or reports which raise material issues regarding Leo’s financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of the initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the initial public offering; and

•

reviewing and approving all payments made to Leo’s existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of Leo’s audit committee will be reviewed and approved by Leo’s board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee

Leo established a compensation committee of Leo’s board of directors at its initial public offering. The members of its compensation committee are Lori Bush, Mary E. Minnick, and Mark Masinter, and Ms. Bush serves as chairman of the compensation committee.

Under the NYSE listing standards, Leo is required to have a compensation committee composed entirely of independent directors. The Leo Board has determined that each of Lori Bush, Mary E. Minnick, and Mark Masinter are independent. Leo adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to Leo’s Chief Executive Officer’s compensation, evaluating Leo’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Leo’s Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of Leo’s other Section 16 executive officers;

•	reviewing Leo’s executive compensation policies and plans;

•	implementing and administering Leo’s incentive compensation equity-based remuneration plans;

•	assisting management in complying with Leo’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Leo’s executive officers and employees;

•	producing a report on executive compensation to be included in Leo’s annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of Leo’s executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on Leo’s board of directors.

Code of Ethics

Leo adopted a Code of Ethics applicable to its directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from Leo. Leo intends to disclose any amendments to or waivers of certain provisions of Leo’s Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, all of Leo’s directors owe three types of duties to it:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly between difference sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to Leo and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at general meetings.

Certain of Leo’s founders, officers and directors presently have, and any of them in the future may have, additional fiduciary or contractual obligations to other entities. As a result, if any of Leo’s founders, officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, before Leo can pursue such opportunity. Leo does not believe, however, that the fiduciary duties or contractual obligations of Leo’s officers or directors will materially affect its ability to complete its initial business combination.

Potential investors should also be aware of the following other potential conflicts of interest:

•

Leo’s executive officers and directors are not required to, and will not, commit their full time to Leo’s affairs, which may result in a conflict of interest in allocating their time between Leo’s operations and Leo’s search for a business combination and their other businesses. Leo does not intend to have any full-time employees prior to the completion of Leo’s initial business combination. Each of Leo’s executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and Leo’s executive officers are not obligated to contribute any specific number of h Leo’s s per week to Leo’s affairs.

•

Leo’s sponsor subscribed for Class B ordinary shares prior to the date of Leo’s initial public closing and purchase private placements warrants in a transaction that will close simultaneously with the closing of Leo’s initial public offering.

•

The Sponsor and Leo’s management team have entered into an agreement with it, pursuant to which they have agreed to waive their redemption rights with respect to their Class B ordinary shares, private placement shares and any public shares purchased during or after Leo’s initial public offering in connection with (i) the completion of Leo’s initial business combination and (ii) a shareholder vote to approve an amendment to the Existing Governing Documents (A) that would modify the substance or timing of Leo’s obligation to provide holders of Leo’s public shares the right to have their shares redeemed in connection with Leo’s initial business combination or to redeem 100% of Leo’s public shares if Leo does not complete its initial business combination by March 2, 2023 or (B) with respect to any other provision relating to the rights of holders of Leo’s Class A ordinary shares. With certain limited exceptions, the private placement units, the private placement shares, the private placement warrants and the Class A ordinary shares underlying such warrants, will not be transferable until 30 days following the completion of Leo’s initial business combination. Because each of Leo’s executive officers and director nominees will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate Leo’s initial business combination.

•

Leo’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to Leo’s initial business combination.

Leo cannot assure you that any of the above mentioned conflicts will be resolved in its favor.

Accordingly, as a result of multiple business affiliations, Leo’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. If any of the above executive officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to Leo if such entity rejects the opportunity, subject to their fiduciary duties under Cayman Islands law. Leo does not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect Leo’s ability to complete a business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of Leo’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Leo will enter into agreements with its directors and officers to provide contractual indemnification in addition to the indemnification provided for in Leo’s amended and restated memorandum and articles of association. Leo expects to purchase a policy of directors’ and officers’ liability insurance that insures Leo’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Leo against its obligations to indemnify its officers and directors.

Leo’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to it and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by it if (i) Leo has sufficient funds outside of the trust account or (ii) Leo consummates an initial business combination.

Leo’s indemnification obligations may discourage shareholders from bringing a lawsuit against Leo’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Leo’s officers and directors, even though such an action, if successful, might otherwise benefit it and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Leo pays the costs of settlement and damage awards against Leo’s officers and directors pursuant to these indemnification provisions.

Leo believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Officer Compensation and Director Compensation and Other Interests

None of Leo’s executive officers or directors has received any cash compensation for services rendered to it. Commencing on the date that Leo’s securities were first listed on the NYSE through the earlier of consummation of Leo’s initial business combination and Leo’s liquidation, Leo has paid and will pay $10,000 per month to an affiliate of the Sponsor for office space, secretarial and administrative services provided to it. In addition, the Sponsor, executive officers and directors, or any of their respective affiliates have been and will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Leo’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Leo’s audit committee reviews on a quarterly basis all payments that are made to the Sponsor, executive officers or directors, or Leo’s or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of Leo’s initial business combination.

After the completion of Leo’s initial business combination, directors or members of Leo’s management team who remain with it may be paid consulting or management fees from New Local Bounti. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to Leo’s shareholders in connection with a proposed business combination. Leo has not established any limit on the amount of such fees that may be paid by New Local Bounti to Leo’s directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to Leo’s executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on Leo’s board of directors.

Leo does not intend to take any action to ensure that members of Leo’s management team maintain their positions with it after the consummation of Leo’s initial business combination, although it is possible that some or all of Leo’s executive officers and directors may negotiate employment or consulting arrangements to remain with it after Leo’s initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with Leo may influence Leo’s management’s motivation in identifying or selecting a target business but Leo does not believe that the ability of its management to remain with Leo after the consummation of Leo’s initial business combination will be a determining factor in Leo’s decision to proceed with any potential business combination. Leo is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

Director Independence

The NYSE listing standards require that a majority of Leo’s board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Leo Board has determined that Lori Bush, Mary E. Minnick, and Mark Masinter are “independent directors” as defined in the NYSE listing standards and applicable SEC rules.

Legal Proceedings

To the knowledge of Leo’s management, there is no litigation currently pending or contemplated against Leo, any of its officers or directors in their capacity as such or against any of Leo’s property.

Properties

Leo currently maintains executive offices at 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. The cost for Leo’s use of this space is included in the $10,000 per month fee it pays to the Sponsor for office space, administrative and support services. Upon consummation of the Business Combination, the principal executive offices of New Local Bounti will be located at 490 Foley Lane, Hamilton, MT 59840.

Competition

If Leo succeeds in effecting the Business Combination with Local Bounti, there will be, in all likelihood, significant competition from their competitors. Leo cannot assure you that, subsequent to the Business Combination, it will have the resources or ability to compete effectively.

Periodic Reporting and Audited Financial Statements

Leo has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Leo’s annual reports contain financial statements audited and reported on by Leo’s independent registered public accounting firm.

Leo is required to evaluate its internal control procedures as required by the Sarbanes-Oxley Act. Only in the event Leo is deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will Leo be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. The fact that Leo is a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on it as compared to other public companies because a target business with which Leo seeks to complete Leo’s initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Leo is a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, Leo applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to Leo or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of Leo’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Leo to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of Leo.

Leo is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Leo is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in Leo’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Leo’s securities less attractive as a result, there may be a less active trading market for Leo’s securities and the prices of Leo’s securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Leo intends to take advantage of the benefits of this extended transition period.

Leo will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of Leo’s initial public offering, (b) in which Leo has total annual gross revenue of at least $1.0 billion, or (c) in which Leo is deemed to be a large accelerated filer, which means the market value of Leo’s Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which Leo has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, Leo is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Leo will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of Leo’s ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) Leo’s annual revenues exceeded $100 million during such completed fiscal year and the market value of Leo’s ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

LEO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “Leo,” “we,” “us” or “our” refer to Leo prior to the consummation of the Business Combination. The following discussion and analysis of Leo’s financial condition and results of operations should be read in conjunction with Leo’s consolidated financial statements and notes to those statements included in this joint proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this joint proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on January 8, 2021. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our sponsor is Leo Investors III LP, a Cayman Islands exempted limited partnership (the “Sponsor”). The registration statement for our initial public offering was declared effective on February 25, 2021. On March 2, 2021, we consummated our initial public offering of 27,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,500,000 additional Units to partially cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.8 million, of which approximately $9.6 million was for deferred underwriting commissions.

Simultaneously with the closing of the initial public offering, the Company consummated the private placement (“Private Placement”) of 5,333,333 private placement warrants, at a price of $1.50 per private placement warrants with the Sponsor, generating gross proceeds of $8.0 million, and incurring offering costs of approximately $11,000.

Upon the closing of the initial public offering and the Private Placement, $275.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental acting as trustee, and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Our management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of private placement warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that we will be able to complete a Business Combination successfully. We must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes paid or payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, we will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

If we are unable to complete a Business Combination within the Combination Period, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes that were paid by us or are payable by us, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Proposed Business Combination

On June 17, 2021, Leo entered into the Merger Agreement. In connection with the Business Combination, Leo also entered into the Subscription Agreements and the Company Stockholder Support Agreements, as further described in “Proposal No. 1 - Business Combination Proposal —Related Agreements.”

Liquidity and Capital Resources

As of June 30, 2021, we had approximately $460,000 in our operating bank account and working capital of approximately $1.2 million.

Our liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $112,000 from the Sponsor pursuant to a promissory note. We repaid the note in full on March 3, 2021. Subsequent from the consummation of the initial public offering, our liquidity has been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us Working Capital Loans. As of June 30, 2021, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

Our entire activity since inception up to June 30, 2021 was in preparation for our formation and the initial public offering. We will not be generating any operating revenues until the closing and completion of our initial Business Combination. For the period from January 8, 2021 (inception) through June 30, 2021, we had net loss of approximately $4.3 million, which consisted of approximately $586,000 general and administrative expenses, approximately $38,000 in related party administrative fee, a loss of approximately $3.4 million in change in the fair value of warrant liabilities, and approximately $276,000 of offering costs associated with issuance of warrants, partially offset by approximately $7,000 of net gain on the investments held in the Trust Account.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls over financial reporting as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control over financial reporting requirements of the Sarbanes- Oxley Act for the fiscal year ending December 31, 2022. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

We expect to assess the internal controls over financial reporting of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls over financial reporting. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls over financial reporting that need improvement in areas such as:

•	staffing for financial, accounting and external reporting areas, including segregation of duties;

•	reconciliation of accounts;

•	proper recording of expenses and liabilities in the period to which they relate;

•	evidence of internal review and approval of accounting transactions;

•	documentation of processes, assumptions and conclusions underlying significant estimates; and

•	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control over financial reporting improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls over financial reporting is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404. The independent registered public accounting firm may identify additional issues concerning a target business’s internal controls over financial reporting while performing their audit of internal control over financial reporting.

Contractual Obligations

Administrative Support Agreement

Commencing on the date that the Company’s securities were first listed on the NYSE, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. We incurred and paid approximately $38,000 in expenses in connection with such services for the period from January 8, 2021 (inception) through June 30, 2021.

Registration and Shareholder Rights

The holders of Founder Shares, private placement warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon consummation of the initial public offering. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provided that we will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriter a 45-day option from the final prospectus relating to the initial public offering to purchase up to 3,600,000 additional Units to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions. The underwriters partially exercised their over-allotment option on March 2, 2021 to purchase an additional 3,500,000 Over-Allotment Units. The remaining unexercised over-allotment option expired at the conclusion of the 45-day option period.

The underwriter was entitled to an underwriting discount of $0.20 per unit, or $5.5 million in the aggregate, paid upon the closing of the initial public offering. In addition, $0.35 per unit, or approximately $9.6 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

Class A ordinary shares subject to possible redemption

We account for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. Our Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021, 24,906,060 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of our balance sheet.

Net Income (Loss) per Ordinary Share

Our unaudited condensed statement of operations includes a presentation of income (loss) per ordinary shares subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income per Class A ordinary share, basic and diluted, is calculated by dividing the investment income earned on investments held in Trust Account by the weighted average number of Class A ordinary shares outstanding for the periods. Net loss per Class B ordinary share, basic and diluted, is calculated by dividing the net loss, less income attributable to Class A ordinary shares, by the weighted average number of Class B ordinary shares outstanding for the periods.

The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the (i) initial public offering, (ii) exercise of over-allotment option and (iii) Private Placement since the exercise price of the warrants is in excess of the average ordinary shares price for the period and therefore the inclusion of such warrants would be anti-dilutive.

Derivative warrant liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

We account for our warrants issued in connection with our initial public offering and Private Placement, as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The fair value of warrants issued in connection with the Private Placement has been estimated using a Monte-Carlo simulation at each balance sheet date. The fair value of the warrants issued in connection with the initial public offering was initially measured using a Monte-Carlo simulation model and subsequently been measured based on the market price at each measurement date when separately listed and traded. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. We adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact our financial position, results of operations or cash flows.

Our management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item. As of June 30, 2021, we were not subject to any market or interest rate risk. The net proceeds of this offering and the sale of the private placement warrants held in the trust account will be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

We have not engaged in any hedging activities since our inception and we do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor’s discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT LOCAL BOUNTI

Unless the context otherwise requires, all references in this section to “we,” the “Company,” “us,” or “our” refer to Local Bounti and its subsidiaries prior to the consummation of the Business Combination.

Letter from Our Founders

Food has deep significance in all of our lives. It connects families and cultures, it powers our day, and it ties us to our natural surroundings. But there are tremendous shortcomings in how we feed the world. Today, food is grown with pesticides and other chemicals, it travels thousands of miles before it is consumed, and 10% to 30% of produce spoils and is discarded before it leaves the store. Most unsustainably of all, millions of people around the world are food insecure. It’s time for the Farm of the Future™.

We believe the world can do better. And it must do better.

Local Bounti exists to bring our farm to consumers’ kitchens, reimagine freshness and improve how the world feeds itself. We believe that eating fresh, local produce, free of pesticides and herbicides, leads to healthier, happier lives and that every individual deserves access to fresh and healthy food. Our vision is to deliver the freshest locally grown produce in the fewest food miles possible and use Local Bounti’s CEA technology to improve the health of consumers, the lives of farmers and the world we all live in.

Growing food sustainably is our passion. Our commitment to this passion drives us to continually improve our capabilities and pioneer a new path in the production and delivery of fresh produce. Every day we ask ourselves how can we grow better, tastier and healthier produce more reliably and sustainably. Since our founding, we have adapted, re-thought, re-analyzed and revised our methods to best deliver on our mission. The result is that our plants are kept in a controlled environment from seed to packaging, with local distribution keeping our produce fresh and delicious for weeks.

We believe that CEA is the best way to feed the Earth. Our unique indoor growing methods yield crops in any climate and any season, 365 days a year. All of our operations are run by strong local teams and we strategically locate our farms close to the communities they serve to increase freshness, maximize taste and reduce environmental damage from transportation. We leverage cutting-edge methods and technology to use 90% less water and land to produce our food. As a result, Local Bounti produces delicious, local, fresh, healthy, plentiful and affordable food in a sustainable and environmentally responsible way.

As our name implies, Local Bounti is local-focused and our harvests are bountiful. We are local people, connected to and supporting our local communities, bringing fresh local produce to the neighborhoods we live in and grow in. We believe local is the best kind of business. There is still so much to accomplish, but CEA and Local Bounti intend to begin to close the gap between supply and the demand for healthy food and the need to do better for those underserved by the current food economy.

The author Katherine Anne Porter once said, “You waste life when you waste good food.” We invite you to take the next steps with us in reducing food waste and preserving good food. Our communities and our planet need it and deserve it.

Craig M. Hurlbert	Travis Joyner, JD, PHD
Co-CEO	Co-CEO

Our Mission and Vision

Our mission is to bring our farm to your kitchen. Our vision is to deliver the freshest, locally grown produce over the fewest food miles. We believe that happy plants make happy taste buds and we are committed to reimagining the standards of freshness. We also believe that local is the best kind of business, and we are committed to helping communities thrive for generations to come. We are committed to building empowered local teams. Together, we believe we are capable of extraordinary things.

Company Overview

Local Bounti was founded in August 2018 and is headquartered in Hamilton, Montana. Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. We are a CEA company that utilizes patent pending Stack & Flow TechnologyTM, which is a hybrid of vertical farming and hydroponic greenhouse farming, to grow healthy food sustainably and affordably. Through our CEA process, it is our goal to produce our products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions help to ensure nutritional value and taste, and that the products are non-genetically modified organisms (“GMO”) and pesticide and herbicide free. Our products use 90% less water and 90% less land than conventional agriculture to produce. Our first CEA facility in Hamilton, Montana commenced construction in 2019 and reached full commercial operation by the second half of 2020.

Local Bounti’s founders are Travis Joyner and Craig M. Hurlbert, business partners with a track record of building and managing capital-intensive, commodity-based businesses in industrial technology. After initially setting out to invest in a CEA business, Travis and Craig could not find a suitable existing business or technology in which to invest. Instead, they took a clean sheet approach and began to build a business with long-term CEA leadership in mind and a focus on unit economics and sustainability. With this background, we created our high yield and low-cost Stack & Flow Technology™.

We are differentiated by our focus on unit economics, modular and locally distributed strategy, brand and product diversity and strong focus on sustainability.

Our focus on unit economics defines our execution strategy, which underpins our value proposition and enhances value for all stakeholders as depicted in the diagram below.

Our hybrid facility design is at the core of our focus on unit economics, and serves as a platform intended to grow margins through investment in plant genetics and technology. In our facility configuration, we grow plants during their early development period “stacked” in a space and energy efficient vertical nursery. This configuration reduces facility square footage and increases returns on invested capital. This vertical nursery produces a stock of young plants to fill growing space on hydroponic ponds in our controlled environment greenhouses, where young plants accelerate growth when exposed to a specified set of conditions involving natural light, temperature, humidity, carbon dioxide, nutrients, pH balance and other key elements. With this approach, we believe our facilities yield 1.5 to 2.0 times more produce than comparable greenhouse farms and, by 2025, we believe can be built for a cost of approximately 3.0 times run rate EBITDA generation, a build multiple up to two times lower than published by CEA competitors for loose leaf lettuce. Additionally, our greenhouse configuration is organized in a highly modular layout with our proprietary control center technology suite we are developing to centralize operational control. Our control center technology suite provides for cloud-based monitoring of our operations to efficiently collect and analyze information to drive yields and grow product more consistently.

We use flexible, modular facility designs to enable rapid expansion near major population centers in our initial target geography, the Western United States (which includes, Arizona, California, Colorado, Idaho, Kansas, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, and Wyoming). Our approach is to build geographically distributed production facilities so we can provide our customers with locally-grown, pesticide and herbicide-free produce delivered at peak freshness on a year-round basis. We plan to use substantial pre-engineered, pre-fabricated and standardized components when building our modular facilities in order to reduce execution risk. We have developed key partnerships with agricultural and equipment vendors to ensure efficient construction. As a result, we believe we can build, scale and commission a facility within 15 months of acquiring the underlying land, which we believe is significantly faster than our competitors. This strategy enables us to reduce the distance of our farms to our customers by more than 50% of the distance that is standard in the industry, mitigate supply chain risk, simplify transportation logistics and reduce food spoilage and waste.

Our branded loose leaf lettuce, living lettuce and living herbs are currently sold at more than 500 retail locations in nine states (Montana, Oregon, Washington, Utah, Idaho, Colorado, Wyoming, Nevada, Arizona), including Albertsons, Associated Food Stores and URM under banners such as Rosauers, Super 1 Foods and Yoke’s Fresh Market. In the future, we plan to co-locate with nationally recognized distributors in order to leverage their existing distribution networks and thereby decreasing further the carbon footprint by not adding additional distribution networks. We currently offer eight stock keeping units (“SKUs”) and intend to expand to between 15 and 25 SKUs by the end of 2022 to meet customer demand. The additional SKUs will include spinach, kale and arugula – all continuing to grow in popularity in American households. We believe the power of our brand and the quality of our products allow customers and consumers to associate Local Bounti produce with freshness and sustainability, and choose our products to enhance their diets while safeguarding the environment. Paired with our geographically distributed production, we believe that our branding and SKU diversity will allow us to capture greater market share with customers and consumers who seek a diversity of leafy green produce and are oriented to locally-produced, sustainable food.

Retail Store Count Timeline

Sustainability is at the core of our business focus, and our business directly addresses 10 of the 17 United Nations (“U.N.”) Sustainable Development Goals. Our farming practices use 90% less land and water than traditional farming, and our products are tested and third party certified as pesticide residue free. Compared to field-grown loose leaf lettuce, our lettuce and herbs contain 10 to 1,000 times less bacteria than conventional farming, leading to a three to five times longer shelf life, which greatly reduces waste for both customers and consumers. Our local production facilities enable lower greenhouse gas emissions associated with transportation and provide greater access to fresh produce. We believe that our production methods also yield significantly greater worker welfare compared to traditional farming methods due to the type of farming inherent with the use of CEA technology (i.e., indoors). This is also central to our commitment to grow our people, which is as critical to us as growing our produce.

Market Overview

According to the U.N., by 2050, the global population is projected to be 9.8 billion with about 68% of the population living in an urban area, which presents challenges around energy, transportation, housing and food availability. In addition, consumer demands are challenging agriculture businesses to produce food in ways that are more safe, transparent, personalized and sustainable.

Expanding Global Agriculture Crisis. The world is facing a rapidly expanding global agriculture crisis. According to a report released by the U.N. and its partners in 2020, we will need significantly more capacity to produce approximately 70% more food to feed the world’s population by 2050, but there will not be enough arable land and water for traditional agriculture to meet these needs. According to the studies from The University of Sheffield, the world has lost more than 30% of its arable land in just the last 40 years, and approximately 60% of total global cropland has been depleted from irrigation usage. Significant enhancements in food production are also needed in the near term as the U.N. Food and Agriculture Organization estimates that a quarter of the world’s population is “food insecure,” which means it lacks consistent access to enough food for an active, healthy life. According to the international relief agency Mercy Corps, approximately nine million people die annually from hunger while approximately 10% to 30% of agricultural produce spoils before it is sold to consumers.

Increasing focus on healthy eating. Over the past few decades, there has been a growing consumer focus on healthy eating. Individuals are increasingly conscious of their diets and are opting for more fresh vegetables and produce. According to the International Food Information Council’s 2019 Food and Health Survey of American Consumers, 75% of respondents claimed they were eating healthier than a decade ago, including limiting sugar intake, eating less carbohydrates and processed foods, eating more fruits and vegetables and paying more attention to what they are putting into their bodies. As the trend toward fresh food continues, the market for vegetables and herbs in the United States is expected to reach $30 billion by 2025 and grow 15% annually, according to a report published by S2G Ventures.

Projected US Market Size by Environment, Vegetables & Fresh Cut Herbs ($B)*

Source: S2G report.

Demand for fresh and local produce. We believe consumers are increasingly drawn to local and sustainably grown food due to the freshness of the product, the taste and a sense of supporting the local economy and environment. However, weather and geography limit the ability for traditional agriculture methods to provide most geographies with sufficient locally grown food year-round, or at all. For example, from November through March, approximately 90% of all leafy vegetables grown in the United States are sourced from Yuma County in southwest Arizona, according to the Yuma County Chamber of Commerce, which is thousands of miles from where much of this food is ultimately consumed.

CEA Overview

CEA is a technology-oriented approach towards plant-based food production and employs enclosed structures to grow plants in a protected environment where optimal growing conditions are maintained. Drivers for growth of CEA include scarcity of resources, such as arable land, water and suitable climate, as well as changing climatic conditions putting increased stress on conventional farming practices. CEA involves increased control over variables which optimizes the plant growing conditions, resulting in higher plant quality and larger production volume while ensuring resource efficiency. These variables include temperature, humidity, carbon dioxide, light, nutrient concentration, nutrient pH and pests. With a stable control of the plant environment, CEA can provide secure, high quality produce, year-round production of previously seasonal produce and higher production volume compared to conventional farming on the same size land.

Moreover, CEA allows for a more efficient use of land and fresh water (up to 90% less water and land than soil-based agriculture), reduced need to use fertilizer or pesticides, reduced carbon emissions as CEA allows operations to be located closer to end-users, reduced food waste and avoidance of chemical runoff from broad applications of fertilizer associated with field-based agriculture.

CEA growers employ various permutations of growing environments and growing methods to meet customer, operational and other metrics that are important determinants of the CEA operation.

Types of growing environments:

•

Greenhouse: A glass or polycarbonate structure that uses sunlight in crop production. Variables such as temperature, humidity and sunlight need to be considered carefully when growing produce in greenhouses, particularly during the summer months.

•

Indoor Growing / Indoor Farming: A crop production that utilizes supplemental lighting such as LED lights and gives the ability to control the environment. This type of controlled environment agriculture may include rooms, warehouses, containers, factories and other converted indoor spaces not usually created for growing crops.

•	Protected Cropping: A crop production that are grown outdoors with some protection against exogenous elements. The protection may offer value against rain, hail and frost.

•

Vertical Farming: A crop production that uses a vertical space where plants can be stacked horizontally or in tall towers. This style of farming may be ideal for small spaces such as shipping containers or other high-density spaces as it requires less land to cultivate.

Types of growing methods:

•	Aeroponics: Plants suspended in a closed or semi-closed environment; the exposed roots and lower stem are sprayed with a nutrient-rich water solution.

•

Aquaponics: Cultivation of plants in a recirculating water medium with aquatic animal wastewater from an adjacent tank of fish, crayfish, prawns or snails. The waste is broken down by bacteria into usable nutrients for the plants.

•	Hydroponic: Growing plants in a soil-less water or media matrix by bathing roots in a nutrient-rich solution, which can be paired with aquaponics.

The rise of commercially-viable CEA. CEA can offer the food industry resiliency and dependability beyond what traditional agriculture can offer. CEA can produce a broad array of product consistently, year-round, and despite weather or other adverse growing conditions. CEA can also be implemented locally, which reduces the supply-chain risk associated with distanced or international suppliers. Recent events, including the COVID-19 pandemic, have forced grocers, restaurants and other food providers to reconsider their supply chain risk and seek reliable and less variable suppliers. We believe that CEA represents an attractive alternative for industry players seeking greater reliability and will lead to further adoption.

On a more global basis, CEA addresses more than half of the 17 total U.N. Sustainable Development Goals, including:

U.N. Sustainable Development Goal	CEA Benefit

1) Zero Hunger	The flexibility of CEA locations enables access to fresh food to many parts of the world

2) Clean Water and Sanitation	Drastic reduction in water usage in CEA conserves resources and does not produce polluted runoff like traditional, field-based agriculture

3) Affordable and Clean Energy	CEA facilities can be designed to be energy-efficient and sited with preference for availability of renewable energy in the community and on-site

4) Decent Work and Economic Growth	CEA provides full time, full year, indoor jobs versus transient, outdoor and seasonal labor in traditional agriculture

5) Industry, Innovation and Infrastructure	CEA spurs investment in sustainable and innovative infrastructure and technology

6) Sustainable Cities and Communities	CEA can locate facilities in and near urban environments, increasing jobs, taxes and investment in cities

7) Responsible Consumption and Production	Due to reduction in transportation distance and controlled growing conditions, CEA can increase product shelf life and reduce food waste throughout the agricultural supply chain

8) Climate Action	Distributed, regional production potential of CEA drastically reduces emissions from food supply chain transportation

9) Life Below Water	CEA eliminates agricultural runoff that contributes to pollution of aquatic habitats

10) Life on Land	CEA utilizes 90% less land and thus reduces the impacts on wildlife and the environment

Large and growing market opportunity for CEA. Our initial geographic focus is on the Western region of the United States, which we believe represents a total addressable market (“TAM”) of approximately $10.6 billion out of the estimated $30 billion U.S. vegetable and herb TAM in 2025, according to a report published by S2G ventures. We believe the Mountain and West regions of the United States represent attractive target markets given their historical struggles with food scarcity and the greenfield opportunity for us to be the first large-scale CEA operator in many parts of this region. Our location selection analysis suggests that we will be able to build distributed, regional facilities that each serve multiple regional population centers, giving leverage to local production on a regional basis. Additionally, we target initial addressable market facility expansion in states with favorable conditions for growth in light industrial production, including favorable state and local processes for facility siting, permitting, construction and operation.

Estimated 2025 TAM by State with Current and Potential Future Local Bounti Facility Locations

Source: Local Bounti analysis of publicly available information and research reports.

Our Solution

We believe Local Bounti is positioned as a disruptor to loose leaf lettuce and herbs production by changing the way food is grown with our Farm of the Future™, which focuses on driving profitable unit economics and is based on our patent pending Stack & Flow Technology™.

Our approach combines the features that we found most attractive from vertical farming and traditional hydroponic greenhouse growing to grow plants during their early development in our “stack” phase. This reduces facility square footage, drives capital expenditure and operating expenditure efficiency, increases the annual turns of the farm, and ultimately leads to increased returns on invested capital. This vertical nursery produces a stock of young plants to fill growing space on hydroponic ponds in our controlled environment greenhouses, where young plant growth is accelerated when exposed to a specified set of conditions, including natural light, temperature, humidity, carbon dioxide, nutrients, pH balance and other key variables.

Environment Control Variables

We believe that we are well-positioned to redefine environmental, social and governance (“ESG”) standards for indoor agriculture while delivering the freshest and highest quality produce to local communities with minimal carbon footprint. The key components to Local Bounti’s strategy are set forth below.

Unit economics focus with technology-driven approach. Local Bounti utilizes proprietary Stack & Flow Technology™, which combines the best of vertical and greenhouse growing technologies, enabling superior unit economics and efficiencies across the production cycle. Plants spend early development in a stacked nursery design, reducing facility square footage. When the plants reach targeted maturity, they are transported to ponds, which are arranged on horizontal planes with natural sunlight and other controlled environmental variables, resulting in optimal growth conditions specified for each type of plant as well as space and energy efficiency. With less land requirement and fewer days on the greenhouse pond, our technology enables lower capital expenditure, lower operating expenses, higher labor efficiency and higher yield compared to results published by greenhouse farms and other CEA operations.

Modular and distributed production. Local Bounti uses a modular building system, which reduces time and cost of construction. Facilities are designed for automation and efficiency without being capital intensive. Pre-engineered, off-the-shelf construction and domestic or in-house developed technologies are used, which help to lower risks of execution for building and commissioning new production facilities. Our approach is to build geographically distributed production so we can provide our customers with locally-grown pesticide- and herbicide-free produce delivered at peak freshness on a year-round basis. Our current facility in Hamilton, Montana (the “Montana Facility”) was built in 2019 and reached full commercial operation by the second half of 2020. The Montana Facility underwent an expansion which was completed in the third quarter of 2021, and is expected to be fully commissioned by the fourth quarter of 2021. Additionally, we are developing a proprietary control center technology suite to enable cloud-based monitoring of our operations to efficiently collect and analyze information to drive yields and grow better products.

Branded product with SKU diversity. Local Bounti sells branded product to food retail customers, including major grocery store operators, such as Albertsons, Associated Food Stores and URM under banners such as Rosauers, Super 1 Foods and Yoke’s Fresh Market. Local Bounti produce is grown without herbicides or pesticides, are non-GMO, and is certified by the United States Department of Agriculture (“USDA”) as Harmonized Good Agricultural Practices (GAP Plus+). We believe that customers and consumers will associate our brand with high quality, locally-grown produce with better taste, freshness and significantly longer shelf life. Our modular, distributed model and Stack & Flow Technology™ allows for high SKU diversity. We currently grow seven cut and live herb and lettuce SKUs and plan to expand our SKUs to between 15 and 25 by the end of 2022 to capture retail presence with broad product offerings. We believe that SKU diversity in loose leaf lettuce will allow us to capture more in-store real estate and will result in consumer loyalty across multiple regional markets.

Local Bounti Product Offering

Montana Facility. Our Montana Facility was built in 2019 and reached commercial operations in the second half of 2020. The Montana Facility incorporates our patent pending Stack & Flow Technology™, including five operational greenhouses, a cold storage room for finished goods and a packaging room with processing equipment to transform freshly harvested produce into packaged goods that are ready for retail shelves. By leveraging our flexible modular approach, we completed an increase to the capacity of the Montana Facility by approximately 140% to 12 hydroponic ponds in the third quarter of 2021, which is now operational, and is expected to be fully commissioned by the fourth quarter of 2021.

Montana Facility in Hamilton, Montana

Development Pipeline. We currently plan to build seven additional facilities by the end of 2025, representing approximately 457 million plant sites for sale at completion of build. We plan to have our next two facilities completed by the end of 2022, representing approximately 12 million plant sites for sale at completion of build across our first three facilities inclusive of our Montana Facility.

Our second facility is planned for Pasco, Washington. It was initially planned as a 32-pond facility, but has been increased to a 40-pond facility to meet anticipated demand. We acquired our site for the Pasco facility in June 2021 and plan for project completion by the second quarter of 2022, along with the site being fully commissioned by the third quarter of 2022. Our third facility is planned as a 32-pond facility for a location in Colorado. We are in the due diligence phase of a site for our Colorado facility and anticipate, subject to completion of due diligence, closing on the site property in the fourth quarter of 2021, with the facility completed and operational by the third quarter of 2022 and fully commissioned by the fourth quarter of 2022. Our fourth facility is planned for a location in Nevada. We are in the due diligence phase for our Nevada facility and anticipate, subject to completion of due diligence, closing on the site property in January of 2022 with construction to begin thereafter in the first quarter of 2022 and with the facility to be operational and completed by the first quarter of 2023.

Cargill Relationship. Cargill, Incorporated (“Cargill”) a leading global food and agriculture corporation, is a strategic partner to Local Bounti. We have entered into agreements for a term loan facility with Cargill, through Cargill Financial Services International, Inc. (“Cargill Financial”), for up to $200 million to accelerate Local Bounti’s expansion plans, as described elsewhere in this joint proxy statement/prospectus. We have entered into definitive agreements for such term loan facility prior to the Closing. Additionally, Cargill has agreed to participate in the PIPE Financing.

Our Competitive Strengths

We believe the following competitive strengths will enable us to capitalize on the expanding opportunity for CEA and locally grown produce.

Ability to drive production yield and lower costs. We designed and purpose-built our Farm of the Future™, which focuses on driving profitable unit economics and is based on our patent pending Stack & Flow Technology™. We are developing a centralized monitoring system which collects, organizes and analyzes data from distributed facilities. Our sophisticated data analytics enable us to continually improve the operations of our facilities and to centrally control key variables such as temperature, humidity, carbon dioxide, light, nutrients and pH balances. We have also implemented additional measures that shorten growing cycles, improve production yield and lower costs, such as optimizing plant density to increase pond production capacity. Our Montana Facility currently supports a crop cycle of 16 to 28 days depending on the SKU. We have further identified a clear roadmap for margin expansion and product diversification with significant visibility into reduced labor cost opportunities and improved profitability. We expect our facility capital cost to EBITDA ratio to be 3.0 times by the end of 2025.

Branded products that are strategic for retailers and trusted by consumers. We expect Local Bounti branded products to generate strong customer loyalty by offering affordable, high-quality produce that is locally grown and sustainably sourced. We believe that consumers choose our products because the Local Bounti brand is a promise that the food they eat is sustainably and locally grown, pesticide and herbicide free, non-GMO, healthy and at the peak of freshness because it is on the retailer’s shelf within 24 to 48 hours from harvest. Our produce has a three-to-five week shelf life compared to three-to-five days for traditionally grown produce, which leads to substantially less waste and, in turn, cost savings for grocers as well as consumers. In addition to cost savings from reduced spoilage, we are an increasingly important supplier for our retail grocer customers given our diverse and quality product offerings and reliability. Our CEA methods enable year-round crop production and consistent supply regardless of the local climate or weather conditions.

Highly scalable turnkey platform. Local Bounti’s patent pending Farm of the Future™ facilities are designed to use substantial pre-engineered, pre-fabricated and standardized components to enable efficient expansion with low execution risk or added costs. Our facilities have been purposely designed for rapid expansion, allowing us to potentially build and commission a facility within 15 months of land acquisition, as compared to 21 to 24 months reported by our most direct competitor.

Experienced management team. We have an experienced and passionate management team with deep industry knowledge and a diverse set of core competencies. Our diverse leadership team has operational and brand building experience at Plenty, Bushel Boy Farms, Earthbound Farms, Jacks Links, Zappos, Chobani, and other established brands. Craig M. Hurlbert, our Co-CEO, has a track record of building successful businesses through his former roles, including as CEO and Chairman of TAS Energy. Our other Co-CEO, Travis Joyner, has a long career in private equity and management consulting. Our COO, Mark McKinney has extensive experience in the food industry through his previous roles as CEO of Al Ghurair Foods. Our CIO, B. David Vosburg Jr., has extensive experience in agricultural technology through his previous roles as CFO of Crop One and CFO of Sensei Ag. Our CFO, Kathleen Valiasek, has extensive experience as a public company CFO, most recently at Amyris.

Growth Strategies

We intend to leverage our competitive strengths to continue to optimize our production and distribution to meet the rising demand for our products through the growth strategies set forth below.

Continue to improve unit economics through technology focus and design improvements. CEA is an emerging industry that is continually benefitting from technological advancement and development. We intend to continue to optimize our facilities through design and materials improvements and by leveraging computer vision, artificial intelligence and robotics to optimize energy and labor usage. Through these enhancements, we believe we can increase plant sites per pond while shortening grow cycles to a maximum of 14 to 24 days. We also believe we can continue to drive profitability with identified opportunities to reduce packaging costs and with an increasingly efficient cost structure as we gain economies of scale.

Scale our platform by adding additional capacity and new facilities near our customers. We have strategically designed our facilities for rapid, cost effective expansion and scalability. Through our flexible modular approach, we completed an increase to the capacity of our Montana Facility by approximately 140% in the third quarter of 2021 with modest capital expenditures. We are planning seven new sites for facilities to continue our expansion, ranging from 20 to 100 acres, across the Western and Southern United States. Our approach enables us to build, scale and commission a facility within 15 months of land acquisition, which we believe is significantly faster than our competitors. We target sites that are strategically located near multiple major population centers in states with conditions that accommodate new light industrial manufacturing and agricultural development. This strategy enables us to reduce the distance of our facilities to our customers by more than 50% of the distance that is standard in the industry, manage costs and construction times, reduce supply chain risk, simplify transportation logistics and reduce food spoilage and waste. Our targeted locations are also lower in labor and electricity costs than many of our peers. As we complete new facilities, we believe we can continue to optimize our construction methods and reduce our ramp-up periods, in particular as teams identify and implement process improvements. Through our expanded platform, we expect to achieve greater economies of scale, including lower raw material and seed costs, packaging and transportation savings, additional pricing power and greater labor automation.

Continue to develop our brand to further our differentiation and customer and consumer loyalty. We believe we are innovating within the living and loose leaf lettuce and herbs produce category, and we intend to further establish our Local Bounti branded line of products as synonymous with fresh, delicious, locally and sustainably grown food. We will develop and foster these brand associations to accelerate customer adoption, increase brand loyalty and gain greater share of customer grocery spend. As an early CEA mover in our markets, we believe we are capturing customer mind share for locally-sourced produce through our quality products, lively packaging and marketing initiatives. We actively market our brand in partnership with our retailers through retail activation strategies, including in-store displays, circular advertisements, point-of-purchase signage and promotions. We intend to continue to support the customer experience via media strategies – both traditional and digital media – supported by our local-minded approach we will geo-target consumers serving up messaging and awareness at every touchpoint. This will further strengthen brand awareness and loyalty. We believe that our attractive and recyclable packaging will also contribute to the success of our products and we intend to invest in developing even more appealing and sustainable packaging over time. We believe that strategic branding and marketing efforts will be critical to growing our market presence, expanding within our customers as we grow our product line, and building consumer loyalty.

Expand our product line. Utilizing our advanced design and technology features, including strategic partitioning and environment control technology, we intend to leverage our proven ability to efficiently accommodate greater product diversity at our facilities. We believe our differentiated hybrid technology will yield greater product diversity over a reduced footprint. We currently offer eight cut and live herb and lettuce SKUs, and we intend to expand to between 15 and 25 SKUs by the end of 2022 to meet customer demand, including spinach, kale and arugula. We believe our differentiated branded offering will enable us to capture greater shelf space and in-store real estate at our retailers as we expand our product line, which will in turn expand our consumer visibility.

Continue to develop and diversify our sales channels and geographies. We intend to expand our sales channels where we can enhance our brand and maximize the efficiency of our distribution. We focus on the retail channel and complement our distribution with foodservice. In the future, we plan to co-locate with nationally recognized distributors in order to leverage their existing distribution networks and thereby decreasing further the carbon footprint by not adding additional distribution. We believe that our leading technology and brand will enable licensing and franchising opportunities to other indoor agriculture operators, with minimal capital investment from us. Lastly, global regions with geographic constraints to traditional agriculture, such as the Middle East and parts of Asia have expressed interest in expanding CEA capabilities and represent potential significant opportunities for us to monetize our technology and expertise through international expansion, should we decide to expand into those markets.

Expected High Market Capture with Strategic Facility Expansion Plan,

Strong Branding and Broad Product Offering

Continue to invest in research and development and develop genetics and advanced technology. We believe further investment in research and development, genetics and advanced technology is critical to our plan to expand margins and increase SKU diversity over the subsequent years. Investment in plant science will enable greater yield optimization, creating plants that are bred for optimal growth in facility environments. We note that plant science and breeding for optimal growth does not mean our plants are genetically modified, but are purposefully grown under specific conditions using innovative farming techniques. Additionally, we have developed our own, proprietary control center technology suite that enables remote, centralized control for data-driven environmental control and research and development. Currently this control center technology allows us to manage our Montana Facility efficiently with high data generation and capture. Over time, we plan to build substantial efficiency and research and development through this control center technology, including centralized control to optimize head grower resources, data modeling and tracking and development of crop growth algorithms that can be rapidly tested and rolled out across our fleet of facilities.

Leverage our industry leading focus on Sustainability. We believe that the CEA space is inherently sustainable. Many of our competitors do not have the commitment to an aggressively transparent process disclosing the good and bad. Local Bounti is committed to improving our business using the benefits of a consistent, business wide focus on our stakeholders (employees, consumers, customers, communities and investors) and their growing interest in how our actions and products impact them. Our sustainability efforts are already generating tremendous business value with employee engagement, community commitment and reduction of valuable process inputs. See “Local Bounti Sustainability Plan” below for further information on our Sustainability Program.

Product shelf-life tests have demonstrated our product lasts three to five times longer than competing offerings. We believe our unique technology and process provides customers with longer lasting freshness, higher nutritional content, and less bacteria, mold and yeast due to our controlled indoor environment. We have performed product shelf-life tests which demonstrated that our loose leaf lettuce lasts three to five times longer in the consumer’s refrigerator (assuming purchased on the day of delivery to the purchase point) than one of our organic loose leaf lettuce competitors. Research reports attribute much of this shelf-life extension to the reduced bacteria, mildew and mold achieved using CEA production, as compared to traditionally grown products (even post-harvest washed). Additionally, Local Bounti’s entire product line is certified pesticide residue free.

Local Bounti Sustainability Plan

Local Bounti’s compact, efficient, and local farms provide fresh produce with minimum transportation distances. Combined with our advanced technologies, the location of our facilities in less developed communities and areas with available supporting resources such as adequate water and renewable energy, Local Bounti believes it has the potential to be among the most sustainable produce suppliers in the nation. We aim to develop a sustainability program, which is aligned with environmental, social and governance (“ESG”) best practices in the CEA space.

Social – Employees: Being local and producing year round not only allows for competitive produce prices and the opportunity for more consumers to access high quality produce, it also allows our facilities to offer full time, indoor jobs to members of the community, offsetting the seasonal work offered by more traditional agriculture businesses. We are also committed to paying at a living wage, hiring locally, and promoting internally by investing in internal and community training programs. To these ends, our wages at our Montana Facility are more than double the state mandated minimum wage before the benefits, which start immediately upon being hired. To keep up with the evolving market we are also committing to engaging our workforce to help us understand any issues with our current strategy and to develop and enhance our indoor agriculture training and internal development opportunities.

Social – Community: We prioritize under-served communities where our facilities are located and as a corporation are and will continue donating produce to our communities. These investments are more impactful and provide better economic and social results in these underserved areas. These investments are supported by large on-going local purchases and significant employment. We used the Federal Opportunity Zone program to help identify communities in need of investments, and our first two facilities are in such communities. These two facilities are bringing almost $70 million of capital investment and over 80 new jobs for these locations. We plan to consider underserved communities in our future site selection process as well.

Governance: Local Bounti sees ESG as a competitive advantage and strives to be fully supportive of these endeavors at all levels of the company. This alignment and focus will aid us in steering our long term corporate actions in the right direction. Our sustainability program is led by a senior executive who reports directly to the co-CEOs. Once our merger is complete, the board will establish a committee with full oversight in these key areas.

Environment: Our facilities are located in areas with 90%+ greenhouse gas (GHG) free electricity generation and short transport distances to our customer. This allows us to reduce food waste in the supply chain and lower consumer food waste. Our produce lasts 3 times longer than non-hydroponic lettuce due to these conditions. Additionally, we are certified pesticide residue free, and our GHG emissions do not include anything from pesticide production or use. We currently use recycled polyethylene terephthalate for some of our packaging.

Competition

Local Bounti’s competition includes greenhouse operators and other CEA operators such as vertical farming operators. Greenhouse operators grow crops within a sheltered structure on a horizontal plane, while vertical farming operators grow crops in vertically stacked layers indoors.

There are over 9,000 greenhouses in the United States according to the United States Census of Agriculture in 2017, an increase of 115% from seven years earlier. However 90% of these farms are small – less than 8,000 square feet in area. Large-scale greenhouse operators have the largest market position, and own and operate hundreds to thousands of acres of greenhouse. Most of the companies have the major portions of their operations in Mexico and Canada, but all are either looking to develop, are developing or have already developed U.S.-based high-tech greenhouses. These companies include Mastronardi Produce Ltd. and Pure Flavor.

We potentially compete with traditional greenhouse producers, as well as CEA companies using high technology greenhouses such as AppHarvest, BrightFarms and Revol Greens. We also potentially compete against vertical farming operators, including AeroFarms, Bowery Farming and Plenty.

We believe that our Stack & Flow TechnologyTM, modular and distributed approach and local branded product diversity provide competitive advantages over our peers as the mainstream facility formats in CEA present a challenging trade-off between yield and operating/capital costs. Each method, independently, brings key challenges, including (i) inability to maximize revenue without consistent yield; (ii) poor profitability with high costs; (iii) limited retail relationships and lack of product diversity; (iv) inability to scale quickly and effectively. Local Bounti leverages a hybrid of vertical and greenhouse growing formats, which efficiently unites the best aspects of both technologies, resulting in increased volumes and year-round production. In addition, this model results in 1.5 to 2.0 times the yield of comparable greenhouse farms.

Cargill Credit Facility Agreements

Cargill Senior Term Loan Credit Agreement

In September 2021, Local Bounti, along with certain subsidiaries (together, the “Cargill Borrower”), entered into a credit agreement with Cargill Financial for a $150 million multiple-advance term loan (the “Cargill Credit Agreement”). The proceeds of the loan will be used to fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028.

Cargill Subordinated Term Loan Credit Agreement

In September 2021, the Cargill Borrower entered into a subordinated credit agreement with Cargill Financial for an up to $50 million committed subordinated loan (the “Cargill Subordinated Credit Agreement”). The proceeds of the loan will be used to fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028.

Government Regulation

Local Bounti is subject to laws and regulations administered by various federal, state and local government agencies in the United States, such as the United States Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Environmental Protection Agency (“EPA”), the Occupational Safety and Health Administration (“OSHA”) and the USDA. These laws and regulations apply to the production, packaging, distribution, sale, marketing, labeling, quality, safety and transportation of our products, as well as occupational safety and health practices.

Under various federal statutes and implementing regulations, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our products and the production, labeling, marketing, promotion and advertising thereof.

Among other things, the farms in which our products are grown and packed must comply with regulatory schemes including Standards for the Growing, Harvesting, Packing and Holding of Produce for Human Consumption (the “Produce Safety Rule”). Local Bounti may be required to register with the FDA (depending on specific processing operations), in which case Local Bounti would have to comply with Current Good Manufacturing Practice, Hazard Analysis, and Risk-Based Preventive Controls for Human Food (the “Preventive Controls Rule”), as applicable. They also have to comply with FDA and USDA labeling and marketing requirements, and could be subject to the Organic Food Production Act, among other laws and regulations implemented by the FDA the USDA and other regulators. Certain FSMA regulations are still being developed and implemented, including product traceability requirements recently proposed, which would be directly applicable to our products. The FDA and the USDA have the authority to inspect our farms depending on the type of product and operations involved. The FDA and the USDA also require that certain information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading. Similarly, the FTC requires that Local Bounti’s marketing and advertising be truthful, non-misleading, not deceptive to consumers and not otherwise an unfair means of competition. Local Bounti is also restricted by the FDA and the USDA from making certain types of claims about our products, including nutrient content claims, health claims, organic claims and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless Local Bounti satisfies certain regulatory requirements.

Local Bounti is also subject to state and local food safety regulation, including registration and licensing requirements for our farms, enforcement of standards for our products and farms by state and local health agencies and regulation of our trade practices in connection with selling our products.

Local Bounti is also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters.

Trademarks and Other Intellectual Property

Local Bounti owns patents, trademarks and other proprietary rights that are important to our business, including our principal trademarks, “Local BountiTM,” “Stack & Flow TechnologyTM,” and “Farm of the FutureTM.” All our trademarks are registered with the United States Patent and Trademark Office and select trademarks have been extended to multiple international markets. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to customers and shoppers. A patent for our “Stack & Flow TechnologyTM” was submitted in August 2020. Additionally, an additional patent protecting additional features of our growing technology was submitted in September 2021 and another is expected to be submitted in the fourth quarter of 2021. We believe the protection of our patents, trademarks, copyrights and domain names are important to our success. We aggressively protect our intellectual property rights by relying on both U.S. and international patent, trademark and copyright laws.

Employees and Human Capital Resources

As of August 31, 2021, we had 83 full-time employees. This includes 35 non-exempt and 48 exempt employees. Our employees are not represented by any labor union, and we have never experienced a work stoppage or strike. We consider our relations with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our corporate headquarters is located in Hamilton, Montana. In June 2020, we entered into a sale and finance leaseback transaction with Grow Bitterroot, LLC (“Grow Bitterroot”), a related party, for the Montana Facility. The Montana Facility is situated on approximately 28.5 acres in Hamilton, Montana, including approximately 29,000 square feet of greenhouse space and 10,000 square feet of warehouse space. We completed an expansion of the Montana Facility in the third quarter of 2021 to include additional greenhouse and warehouse space. We use the Montana Facility mainly for warehouse and greenhouse space, with some office and administrative space. The lease for the Montana Facility is for an initial term of 15 years or through May 2035, with an option to extend the term of the facility lease for three consecutive terms of five years each, of which we currently reasonably expect to extend the first term. In April 2021, the lease was modified to extend the initial term through October 2040. Additionally, in Hamilton, Montana, we separately lease approximately 6,900 square feet of office space, comprised of approximately 3,900 square feet of office space pursuant to a lease that terminate with 30 days advanced notice to the lessor and approximately 3,000 square feet of office space pursuant to a 12 month lease that has an option to extend for an additional three years at the option of the lessee.

Local Bounti has secured the site for the second facility in Pasco, Washington, selected a final site in Colorado for the third facility and selected a final site in Nevada for the fourth facility. By the end of 2025, Local Bounti anticipates having eight fully operational facilities.

Legal Proceedings

Local Bounti is subject to various legal proceedings and claims that arise in the ordinary course of business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

LOCAL BOUNTI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Local Bounti Corporation and its subsidiaries should be read together with the section of this joint proxy statement/prospectus titled “Selected Historical Financial Information of Local Bounti” and the audited and unaudited consolidated financial statements, together with related notes thereto, included elsewhere in this joint proxy statement/prospectus. The discussion and analysis should also be read together with the section of this joint proxy statement/prospectus titled “Information About Local Bounti” and the unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020 (in the section of this joint proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information”). The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors — Risks Related to Local Bounti’s Business and New Local Bounti Following the Business Combination” or elsewhere in this joint proxy statement/prospectus. As used in this section, unless the context suggests otherwise, “we,” “us,” “our,” the “Company” or “Local Bounti” refer to Local Bounti Corporation and its subsidiaries prior to the consummation of the Business Combination.

Overview

Local Bounti was founded in August 2018 and is headquartered in Hamilton, Montana. Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. Local Bounti’s vision is to deliver the freshest, locally grown produce over the fewest food miles possible. Local Bounti is a CEA company that utilizes patent pending Stack & Flow TechnologyTM, which is a hybrid of vertical farming and hydroponic greenhouse farming, to grow healthy food sustainably and affordably. Through its CEA process, it is the Company’s goal to produce its products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions help to ensure nutritional value and taste, and the products are non-GMO and pesticide and herbicide free. The Company’s products use 90% less water and 90% less land than conventional agriculture to produce. The Company’s first CEA facility in Hamilton, Montana (the “Montana Facility”) commenced construction in 2019 and reached full commercial operation by the second half of 2020.

Hamilton, Montana Facility

In June 2020, the Company entered into a sale and finance leaseback transaction with Grow Bitterroot, LLC, (“Grow Bitterroot”), a related party, for the Montana Facility. The Company uses the Montana Facility mainly for warehouse and greenhouse space. The lease for the Montana Facility is for an initial term of 15 years or through May 2035. The Company also has an option to extend the term of the facility lease for three consecutive terms of five years each, of which the Company currently reasonably expects to extend the first term. The transaction did not qualify for sale leaseback accounting due to the finance leaseback classification prohibiting sale accounting. Therefore, the assets remain on the consolidated balance sheet and the $12.4 million in proceeds from Grow Bitterroot as of June 30, 2021, is recorded as a financing obligation. In addition, the Company manages the facility and performs maintenance in exchange for a management fee under a property maintenance and management services agreement entered into in June 2020. The contractual payments for both the lease agreement and the property maintenance and management agreement are applied as payments of deemed principal and imputed interest. In April 2021, the lease agreement was modified to extend the initial term through October 2040.

The lease agreement does not contain residual value guarantees. The lease agreement does not contain restrictions or covenants that may result in additional financial obligations. The landlord has the option to construct future improvements on the property, and when the improvements are completed, the base rent is expected to increase.

Factors Affecting the Company’s Financial Condition and Results of Operations

The Company expects to expend substantial resources as it:

•	updates and completes commissioning the build-out of the Montana Facility;

•	identifies and invests in future growth opportunities, including new or expanded facilities and new product lines;

•	invests in sales and marketing efforts to increase brand awareness, engage customers and drive sales of its products;

•	invests in product innovation and development; and

•	incurs additional general administration expenses, including increased finance, legal and accounting expenses associated with being a public company, and growing operations.

Business Combination and Public Company Costs

On June 17, 2021, Local Bounti and Leo Holdings III Corporation (“Leo”) entered into the Merger Agreement for the Business Combination, which provides for a total consideration of $650.0 million to Local Bounti’s stockholders.

While the legal acquirer in the Business Combination is Leo, for financial accounting and reporting purposes under U.S. GAAP, Local Bounti will be the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the issuance of stock by Leo for the stock of Local Bounti) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Local Bounti in many respects. Accordingly, the consolidated assets, liabilities and results of operations of Local Bounti will become the historical consolidated financial statements of New Local Bounti, and Leo’s assets, liabilities and results of operations will be consolidated with New Local Bounti beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Local Bounti in future reports. The net assets of Leo will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded upon execution of the Business Combination.

Upon consummation of the Business Combination, and the closing of the PIPE Financing, the most significant change in the future reported financial position and results of operations of New Local Bounti is expected to be an estimated increase in cash and cash equivalents of approximately $100.0 million in a maximum redemption scenario and $339.6 million in a minimum redemption scenario. These amounts include $25.9 million from Leo, assuming maximum stockholder redemptions of all 24,906,060 public shares, subject to redemption, or $249.1 million, assuming no redemptions. In each case, $125.0 million in gross proceeds from the PIPE Financing, by the PIPE Investors, will be contributed to New Local Bounti. Total direct and incremental transaction costs of Leo and Local Bounti are estimated at approximately $40.5 million and will be treated as a reduction of the cash proceeds of which $36.7 million will be deducted from the New Local Bounti additional paid-in capital and $3.8 million will be recognized as an expense. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

As a result of the Business Combination, New Local Bounti will become the successor to an SEC-registered and New York Stock Exchange-listed company, which will require New Local Bounti to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New Local Bounti expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. The Company will be classified as an Emerging Growth Company, as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”), which was enacted on April 5, 2012. As a result, upon completion of the Business Combination, the Company will be provided certain disclosure and regulatory relief, provided by the SEC, as an Emerging Growth Company.

New Local Bounti’s future results of consolidated operations and financial position may not be comparable to historical results as a result of the Business Combination.

Long-Term Loans

Initial Cargill Loan

In March 2021, the Company entered into a long-term loan with Cargill Financial Services International, Inc. (“Cargill Financial”) to finance the general working capital for the Company. The loan has a principal balance of up to $10.0 million and bears interest at 8% per annum with a maturity date of March 22, 2022. As of March 31, 2021, the Company had borrowed the full principal balance of $10.0 million. The loan was paid off in September 2021 in connection with the Company entering into the Cargill senior and subordinated term loans described below.

Cargill Financial has 25% equity warrant coverage on the loan amount of $10.0 million. The warrant to purchase shares entitles Cargill Financial to a warrant for the number of shares totaling $2.5 million (25% of $10.0 million) multiplied by 85% of the lowest cash price per share upon the earliest of a qualified equity financing, SPAC transaction, or an acquisition, as defined by the agreement. The Business Combination will be a qualifying SPAC transaction and as such a warrant for such shares will be issued immediately prior to the Closing and the warrant will be assumed in the Business Combination for an adjusted number of warrants to purchase the common stock of New Local Bounti. The Cargill Credit Agreement (as defined below) provides that the warrant coverage increases by $3.5 million to a total of $6.0 million of warrant coverage in connection with the entering into of the definitive documents contemplated by the Cargill Credit Agreement.

Cargill Senior Term Loan Agreements

In September 2021, Local Bounti, along with certain subsidiaries (together, the “Cargill Borrower”), entered into a credit agreement with Cargill Financial for a $150.0 million multiple-advance term loan (the “Cargill Credit Agreement”). The proceeds of the loan will be used to fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028.

Cargill Subordinated Credit Agreement

In September 2021, the Cargill Borrower entered into a subordinated credit agreement with Cargill Financial for an up to $50.0 million committed subordinated loan (the “Cargill Subordinated Credit Agreement”). The proceeds of the loan will be used to fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028. In September 2021, Local Bounti borrowed approximately $16.0 million from the credit facility under the Cargill Subordinated Credit Agreement, of which $10.0 million was used to pay of the outstanding principal and interest pursuant to Local Bounti’s existing credit facility with Cargill Financial.

Paycheck Protection Program Note

On April 15, 2020 (the “Origination Date”), the Company received $104 thousand in aggregate loan proceeds (the “PPP Loan”) from Idaho First Bank (the “Lender”) pursuant to the Paycheck Protection Program established under the CARES Act (the Coronavirus Aid, Relief, and Economic Security Act) of 2020. Payments of principal and interest are deferred for the first six months following the Origination Date, and the PPP Loan would have matured two years after the Origination Date. Following the deferral period, the Company would have been required to make payments of principal plus interest accrued under the PPP Loan to the Lender in monthly installments based upon an amortization schedule to be determined by the Lender based on the principal balance of the PPP Loan outstanding following the deferral period and taking into consideration any portion of the PPP Loan that may be forgiven prior to that time. The PPP Loan bore interest at 1%. The forgiveness of this PPP Loan was available for principal that is used for limited purposes that expressly qualify for forgiveness under Small Business Administration requirements. The Company applied for and received forgiveness of the PPP Loan in June 2021, but the Company voluntarily repaid the PPP Loan in full in June 2021.

Convertible Notes

During 2021, the Company entered into a series of identical convertible long-term notes with various investors with a maturity date of February 8, 2023. As of June 30, 2021, the combined total principal balance was approximately $26.1 million and bears interest at 8% per annum. The notes have a conversion feature that triggers upon the earliest of a qualified equity financing or a qualified SPAC transaction, as defined by the agreement. Under a qualified SPAC transaction, the outstanding principal of the note automatically converts into a number of shares of common stock, at a conversion price equal to value of each share of common stock in the qualified SPAC transaction multiplied by 85%. The Business Combination will be a qualified SPAC transaction and will convert into shares of common stock of New Local Bounti pursuant to the Merger Agreement.

Key Components of Statement of Operations

Basis of Presentation

Currently, Local Bounti conducts business through one operating segment. As of the date of this joint proxy statement/prospectus, Local Bounti’s activities have been entirely conducted in the United States. For more information about Local Bounti’s basis of presentation, refer to Note 1 in the accompanying audited consolidated financial statements of Local Bounti as of and for the years ended December 31, 2020 and 2019, included elsewhere in this joint proxy statement/prospectus.

The unaudited interim condensed consolidated financial statements of the Company as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, contained herein, include a summary of our significant accounting policies and should be read in conjunction with the discussion below.

Sales

Local Bounti recognizes revenue from the sales of produce. The Company grows and packages fresh greens and herbs that are sold into existing markets and channels such as food retailers and food service distributors from its Montana Facility. Sales are recognized at a point in time when control of the goods is transferred to the customer. In the future, Local Bounti expects to build and operate new facilities across the Western United States, which will increase the Company’s production capacity and expand its reach to new markets, new geographies, and new customers.

Local Bounti also expects to expand its product offering to new varieties of fresh greens, herbs, and other produce. Local Bounti periodically offers sales incentives to its customers, including temporary price reductions. The Company anticipates that these promotional activities could impact net sales and that changes in such activities could impact period-over-period results. Net sales may also vary from period to period depending on the purchase orders Local Bounti receives, the volume and mix of products sold and the channels through which the Company’s products are sold.

Cost of Goods Sold

Cost of goods sold consists primarily of the direct costs related to growing produce at the Company’s Montana Facility. Primary examples within Local Bounti’s cost of goods sold include, but are not limited to, costs relating to utilities, labor, seeds and other input supplies, packaging materials, and depreciation of equipment. In the future, Local Bounti expects to build and operate new facilities across the Western United States. These facilities will incur similar costs directly related to growing and selling the Company’s products.

Local Bounti expects that, over time, cost of goods sold will decrease as a percentage of sales, as a result of scaling its business.

Research and Development

Research and development expenses consist primarily of compensation to employees engaged in research and development activities, including salaries and related benefits in addition to related overhead (including depreciation, utilities and other related allocated expenses) as well as supplies and services related to the development of the Company’s growing process. Local Bounti’s research and development efforts are focused on development of the Company’s process utilizing its CEA facility. Local Bounti expects, over time, that research and development will decrease as a percentage of sales as a result of the establishment of our growing process.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses consist of liabilities and expenses accrued for salaries, employee benefits, advertising and branding, rent, security, depreciation and amortization, utilities, recruiting expenses, insurance, and office supplies. We expect our selling general and administrative expenses to increase for the foreseeable future as we increase the number of employees to support the growth of our business, and as a result of operating as a public company, including additional costs and expenses associated with compliance with the rules and regulations of the SEC, legal, audit, insurance, investor relations, and other administrative and professional services.

Depreciation

Depreciation expense relates to the equipment and leasehold improvements of Local Bounti’s greenhouse at the Montana Facility.

Management Fee Income

Management fee relates to the management fee received by the Company for managing the Montana Facility and performing maintenance under the property maintenance and management services agreement with Grow Bitterroot.

Interest Expense, net

Interest expense consists primarily of interest recognized per the terms of the Company’s various financing obligations related to the Montana Facility and interest expense related to the long-term debt and Convertible Notes.

Results of Operations

Comparison of the six months ended June 30, 2021 and 2020

The following table sets forth Local Bounti’s historical operating results for the periods indicated (in thousands):

	Six Months Ended June 30,		Change In
	2021	2020	$	%
Sales	$165	$—	$165	N/A
Costs of goods sold (exclusive of items shown separately below)	126	—	126	N/A

Gross profit	39	—	39	N/A
Operating expenses:
Research and development	1,155	—	1,155	N/A
Selling, general and administrative expenses	11,006	2,948	8,058	273.3%
Depreciation	250	41	209	509.8%

Total operating expenses	12,411	2,989	9,422	315.2%

Loss from operations	(12,372)	(2,989)	9,383	313.9%
Other income (expense):
Management fee income	44	8	36	450.0%
Convertible notes fair value adjustment	(2,984)	—	(2,984)	N/A
Warrant fair value adjustment	(3)	—	(3)	N/A
Interest expense, net	(1,673)	(114)	(1,559)	1367.5%

Net loss	$(16,988)	$(3,095)	$13,893	448.9%

The following sections discuss and analyze the changes in the significant line items in the Company’s condensed consolidated statements of operations for the comparative years in the table above.

Sales

Sales were $165 thousand for the six months ended June 30, 2021. The Company began commercial production in July of 2020 and sales recorded were from the sale of fresh greens and herbs to customers from the Montana Facility. No sales were recognized for the six months ended June 30, 2020.

Cost of Goods Sold

Cost of goods sold was $126 thousand for the six months ended June 30, 2021. Cost of goods sold consists primarily of materials and labor used to produce fresh greens and herbs. No cost of goods sold was recognized for the six months ended June 30, 2020.

Research and Development

Research and development costs were $1.2 million for the six months ended June 30, 2021. The Company incurred costs for research and development and related waste costs including production, harvesting, post-harvest packaging, as well as production surplus related costs related to the development of the Company’s production process. No research and development costs were recognized for the six months ended June 30, 2020.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses increased by $8.1 million, or 273.3%, to $11.0 million for the six months ended June 30, 2021, from $2.9 million for the six months ended June 30, 2020. The increase was primarily due to a $3.3 million increase in stock-based compensation expense related to the one-time termination of a share restriction agreement with a stockholder, $3.1 million increase in salaries and wages, payroll taxes, employee benefits primarily due to increased headcount, a $1.5 million increase in legal and accounting expenses, primarily related to expenses associated with the anticipated transaction, and a $368 thousand increase in human resources and recruiting expenses, partially offset by a $219 thousand decrease in fees for management services to a related party during the first six months of 2021.

Depreciation

Depreciation expenses increased to $250 thousand, or 509.8% for the six months ended June 30, 2021, from $41 thousand for the six months ended June 30, 2020. Depreciation expenses increased due the Montana Facility, which reached full commercial operation, and was placed into service, during the second half of 2020.

Management Fee Income

Management fee income increased to $44 thousand, or 450.0% for the six months ended June 30, 2021, from $8 thousand for the six months ended June 30, 2020. The management fee income relates to a related party property maintenance and management agreement with Grow Bitterroot, which commenced in June 2020. The fluctuation is due to a full six months of activities in 2021 versus only one-month activity in 2020.

Convertible notes fair value adjustment

Convertible notes fair value adjustment was $3.0 million for the six months ended June 30, 2021. The fair value adjustment relates to Local Bounti’s convertible long-term notes which were entered into with various parties during the first six months of 2021.

Interest Expense, net

Interest expense, net increased by $1.6 million, or 1,367.5%, to $1.7 million for the six months ended June 30, 2021, from $114 thousand for the six months ended June 30, 2020. The interest expense for 2021 related to $648 thousand of interest expense related to the Initial Cargill Loan, $610 thousand related to our Convertible Notes, $416 thousand in interest expense recognition from the financing element of our sale leaseback with Grow Bitterroot, which commenced in June 2020.

Year Ended December 31, 2020 Compared With year Ended December 31, 2019

The following table sets forth Local Bounti’s historical operating results for the periods indicated (in thousands):

	Year Ended December 31,		Change
	2020	2019	$	%
Sales	$82	$—	$82	N/A
Cost of goods sold (exclusive of items shown separately below)	91	—	91	N/A

Gross loss	(9)	—	(9)	N/A
Operating expenses:
Research and development	1,079	—	1,079	N/A
Selling, general and administrative expenses	6,547	3,367	3,180	94.5%
Depreciation	287	—	287	N/A

Total operating expenses	7,913	3,367	4,546	135.0%

Loss from operations	(7,922)	(3,367)	(4,555)	135.3%
Other income (expense):
Management fee income	35	—	35	N/A
Interest expense, net	(522)	(39)	(483)	1,238.5%
Net loss	$(8,409)	(3,406)	(5,003)	146.9%

The following sections discuss and analyze the changes in the significant line items in the Company’s condensed consolidated statements of operations for the comparative periods in the table above.

Sales

The Company began commercial production in July of 2020 and had $82 thousand in sales for the year ended December 31, 2020, generated from the sale of fresh greens and herbs to customers from the Company’s Montana Facility. No sales were recognized for the year ended December 31, 2019.

Cost of Goods Sold

Cost of goods sold was $91 thousand for the year ended December 31, 2020. Cost of goods sold consists primarily of materials and labor used to produce fresh greens. No cost of goods sold was recognized for the year ended December 31, 2019.

Research and Development

Research and development costs were $1.1 million for the year ended December 31, 2020. The Company incurred costs for research and development and related waste costs including production, harvesting, post-harvest packaging, as well as production surplus related costs related to the development of the Company’s production process. No research and development cost was recognized for the year ended December 31, 2019.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased by approximately $3.2 million, or 94.5%, to $6.5 million for the year ended December 31, 2020, an increase from approximately $3.4 million for the year ended December 31, 2019. The increase was primarily due to a $1.4 million increase in stock-based compensation expense related to a full year of expense for a stock restriction agreement that was entered into in June 2019, a $1.2 million increase in payroll taxes related to a one-time tax withholding for RSA grants, and a $487 thousand increase in salaries and wages and employee development related expenses due to increased headcount from the growth of the Company.

Depreciation

Depreciation expense was $287 thousand for the year ended December 31, 2020. Depreciation expense increased due to depreciation expense associated with the Montana Facility which reached full commercial operation by the second half of 2020.

Management Fee Income

Management fee income was $35 thousand for the year ended December 31, 2020. Management fee income relates to a related party property maintenance and management services agreement with Grow Bitterroot, which commenced in June 2020.

Interest Expense, net

Interest expense, net increased by $483 thousand, or 1,238.5%, to $522 thousand for the year ended December 31, 2020, from $39 thousand for the year ended December 31, 2019. The increase in interest expense in 2020 primarily relates to the financing component of our sale and finance leaseback transaction with Grow Bitterroot that the Company entered into in June 2020.

Going Concern and Liquidity

Cash and cash equivalents totaled $23.1 million and $45 thousand as of June 30, 2021 and December 31, 2020, respectively. Currently, the Company’s primary sources of liquidity are cash flows generated from issuances of the Convertible Notes and long-term debt. The Company has incurred losses and generated negative cash flows from operations since its inception in 2018. As of June 30, 2021, the Company had an accumulated deficit of $29.1 million. The CEA business is capital-intensive. Expenditures are expected to include working capital, costs associated with planting and harvesting, such as the purchase of seeds and growing supplies, the expansion of our Montana Facility, and the cost of attracting and retaining a skilled local labor force. In addition, other unanticipated costs may arise due to the Company’s scaling and growing process, and the continued development of additional properties for CEA facilities. Local Bounti believes it will continue to incur net losses for the foreseeable future as it continues growing and selling its produce. Upon the closing of the Business Combination, the Company also expects to incur additional costs associated with operating as a public company.

The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and the ability of the Company to obtain the necessary financing to support its operations. For the year ended December 31, 2020, the Company, incurred a net loss of $8.4 million and had negative operating cash flows of $3.8 million. The Company believes that its current cash is insufficient to cover the expenses it expects to incur during the twelve months after the issuance of the accompanying financial statements. These factors initially gave rise to substantial doubt about the Company’s ability to continue as a going concern.

On September 3, 2021, the Company entered into a financing arrangement with Cargill, to assist in funding the operations of the business. The funds received eliminate any near-term capital concerns and alleviated substantial doubt about the entity’s ability to continue as a going concern. For more information see the “Long-Term Loans” section above.

Summary of Cash Flows

A summary of the Company’s cash flows from operating, investing and financing activities is presented in the following table (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Net cash provided/(used) in operating activities	$(7,720)	$(2,238)	$(3,838)	$(1,119)
Net cash used in investing activities	(8,087)	(3,654)	(3,422)	(3,743)
Net cash provided by financing activities	$38,906	4,630	5,168	6,999
Cash and cash equivalents, beginning of period	45	2,137	2,137	—

Cash and cash equivalents, end of period	$23,144	$875	$45	$2,137

Net Cash from Operating Activities

Net cash used in operating activities was $7.7 million for the six months ended June 30, 2021 due to a net loss of $17.0 million partially offset by the non-cash activities of $4.9 million in stock-based compensation expense, $3.0 million in fair value adjustments to the convertible note and warrants, $429 thousand in amortization of debt issuance costs, $250 thousand in depreciation expense and a $660 thousand net source of cash from other changes in assets and liabilities.

Net cash used in operating activities was $2.2 million for the six months ended June 30, 2020 due to a net loss of $3.1 million and a $831 thousand net use of cash from other changes in assets and liabilities, offset by $1.6 million in stock-based compensation expense and $41 thousand in depreciation expense.

Net cash used in operating activities was $3.8 million for the year ended December 31, 2020 due to a net loss of $8.4 million, and a $989 thousand net source of cash from other changes in assets and liabilities, partially offset by $3.3 million in stock-based compensation expense, and $287 thousand in depreciation expense.

Net cash used in operating activities was $1.1 million for the year ended December 31, 2019 due to a net loss of $3.4 million partially offset by the $1.9 million in stock-based compensation expense and a $345 thousand net source of cash from changes in other assets and liabilities.

Net Cash from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021, was $8.1 million for purchases of equipment and other items related to the expansion of the Montana Facility and the Washington Land Purchase. For the six months ended June 30, 2020, cash used in investing activities was $3.7 million for purchases of property and equipment as part of the start-up of the Montana Facility.

Net cash used in investing activities was $3.4 million for the year ended December 31, 2020, while net cash used in investing activities was $3.7 million for the year ended December 31, 2019. Local Bounti’s investing activities for both years reflect the purchases of property and equipment for the Montana Facility.

Net Cash from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021, was $38.9 million, representing $26.0 million cash received from issuance of convertible notes, $10.5 million cash received from issuance of long-term debt, and $3.2 million net proceeds from financing obligations. The increase is offset by $654 thousand cash repayment of debt and $150 thousand in debt issuance costs.

For the six months ended June 30, 2020, net cash provided by financing activities was $4.6 million, as a result of $7.0 million net proceeds from financing obligations, $537 thousand cash received from the issuance of debt which was repaid as part of the sale lease back transaction with Grow Bitterroot in June 2020, offset by $2.9 million debt repayments and an $11 thousand share settlement.

Net cash provided by financing activities was $5.2 million the year ended December 31, 2020, while net cash provided by financing activities was $7.0 million for the year ended December 31, 2019. For the year ended December 31, 2020, Local Bounti’s financing cash flows primarily relate to proceeds of $7.7 million from financing obligations related to the sale leaseback transaction with Grow Bitterroot for the Montana Facility and proceeds of $453 thousand from the issuance of debt, partially offset by the repayment of $2.9 million in debt as part of the sale leaseback transaction with Grow Bitterroot and an $80 thousand redemption of common stock. For the year ended December 31, 2019, Local Bounti’s financing cash flows primarily relate to $4.6 million of proceeds related to the issuance of debt, and $4.5 million from the issuance of common stock, partially offset by payments of $2.0 million related to the settlement of prior debt.

Off-Balance Sheet Arrangements

The Company has not entered into off-balance sheet arrangements, as defined in the rules and regulations of the SEC as of June 30, 2021.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions.

Revenue Recognition

The consolidated financial statements reflect the Company’s adoption of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (Topic 606) effective August 20, 2018 (the date of the Company’s incorporation). The Company’s principal business is the production of sustainably grown fresh greens and herbs through CEA facilities. The Company sells directly to local grocery stores and suppliers that further sell and distribute the produce. Consideration received is not based on further sales of the produce by suppliers. Revenue recognition is completed on a point in time basis when product control is transferred to the customer. In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms. Customer contracts generally do not include more than one performance obligation.

The Company does not have significant unbilled receivable balances arising from transactions with customers. The Company does not capitalize contract inception costs, as contracts (which are in the form of purchase orders from customers) are one year or less and the Company does not incur significant fulfillment costs requiring capitalization.

The Company recognizes shipping and handling costs as fulfillment cost and includes in cost of goods sold upon delivery of the product to the customer.

Leases

The consolidated financial statements reflect the Company’s adoption of ASU 2016-02, “Leases,” effective August 20, 2018 (the date of the Company’s incorporation) since it was early adopted by the Company. The Company determines if an arrangement contains a lease at inception. The right-of-use assets, net and liabilities associated with leases are recognized based on the present value of the future minimum lease payments over the lease term. Lease terms reflect options to extend or not to terminate the lease when it is reasonably certain that the option will be exercised. For leases that include residual value guarantees, the Company includes these costs in the lease liability when it is probable such costs will be incurred. Right-of-use assets and obligations for short-term leases (leases with an initial term of 12 months or less) are not recognized in the consolidated balance sheet.

Stock-Based Compensation

Local Bounti measures and recognizes compensation expense for all equity-based awards made to employees based on estimated fair values recognized over the requisite service period in accordance with FASB’s Accounting Standards Codification (“ASC”) 718, “Stock-Based Compensation.” Stock-based payments are recognized in the consolidated statements of operations as a selling, general and administrative expense. The Company recognizes compensation expense for all equity-based awards with service vesting requirements on a straight-line basis over the requisite service period of the awards, which is generally the award’s vesting period. These amounts are reduced by forfeitures as the forfeitures occur. The Company’s restricted stock is subject to performance-based vesting conditions that would be satisfied upon certain liquidity events, including, but not limited to, the Business Combination.

Fair Vale Measurements

The Company measured its warrants and convertible notes at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the warrants related to updated assumptions and estimates were recognized as a warrant liability fair value adjustment within the consolidated statements of operations.

The fair value of the Company was determined utilizing both income and market approaches which were weighted equally in the valuation. The fair value of the Company was then allocated to the warrants utilizing an option pricing methodology (“OPM”), estimating the probability weighted value across multiple scenarios. Guideline public company multiples were used to value the Company under certain scenarios. The discounted cash flow method was used to value the Company under the other scenarios. Share value for each class of security was based upon the probability-weighted present value of expected future investment returns, considering each of these possible future outcomes, as well as the rights of each share class.

The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred stock warrants include:

•	the timing of potential events (like in initial public offering or SPAC transaction) and their probability of occurring,

•	the selection of guideline public company multiples,

•	a discount for the lack of marketability of the preferred and common stock,

•	the projected future cash flows, and

•	the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

Related Party Transactions

BrightMark Partners LLC Management Services Agreement

In August 2018, the Company entered into a management services agreement with BrightMark Partners LLC (“BrightMark”), a related party, for certain management services including management, business, operational, strategic, and advisory services. Under the agreement, the management services will be provided for an initial term of three years that automatically renews for an additional one-year term. As consideration for the management services, the Company pays $40 thousand including costs and expenses incurred by BrightMark on behalf of Local Bounti, as reasonably determined by both parties on a monthly basis. In March 2021, the Company and BrightMark terminated the management services agreement.

Grow Bitterroot Sale Lease Back Transaction & Property Maintenance and Management Services Agreement

In June 2020, the Company had constructed and sold the Montana Facility to Grow Bitterroot, LLC (“Grow Bitterroot”), a related party, for a total consideration of $6.9 million. Concurrently, the Company and Grow Bitterroot entered into an agreement, whereby the Company will lease land and greenhouse buildings at the Montana Facility from Grow Bitterroot. The transaction is accounted for as a financing transaction (a failed sale). In addition, the Company and Grow Bitterroot entered into a property maintenance and management services agreement under which the Company will provide all property maintenance and management services including business, operational, strategic and advisory services in exchange for an annual fee of $50 thousand. The property maintenance and management services agreement includes an initial term of three years with one year autorenewals unless terminated by either party with 30 days’ notice.

Emerging Growth Company Status

Leo is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, New Local Bounti expects to remain an emerging growth company at least through the end of the 2021 fiscal year and New Local Bounti expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. The Combined Company expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date the Combined Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New Local Bounti’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 2 of the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements of Local Bounti included elsewhere in this joint proxy statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2021.

In addition, New Local Bounti intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, New Local Bounti intends to rely on such exemptions. New Local Bounti is not required to, among other things: (a) provide an auditor’s attestation report on New Local Bounti’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

New Local Bounti will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2025, (b) the last date of New Local Bounti’s fiscal year in which New Local Bounti has total annual gross sales of at least $1.07 billion, (c) the date on which New Local Bounti is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New Local Bounti has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Recent Accounting Guidance

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies that are adopted by Local Bounti as of the specified effective date.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326).” This ASU amends guidance on reporting credit losses for assets held at amortized cost and available for sale debt securities. For assets held at amortized cost, the amendment eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost of the financial assets to present the net amount expected to be collected. ASU 2016-13 is effective for the Company as of January 1, 2023 and early adoption is permitted. The Company believes the adoption of the standard will not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for the Company beginning January 1, 2022 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The standard is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently in the process of evaluating the impact that the adoption of the ASU will have on our results of operations and financial position and the related disclosures on its consolidated financial statements.

See “Note 2 — Summary of Significant Accounting Policies” of the accompanying audited consolidated financial statements of Local Bounti included elsewhere in this joint proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption and Local Bounti’s assessment, to the extent Local Bounti has made an assessment, of the potential impact on Local Bounti’s financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risks

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Fair Value Risk

As of June 30, 2021, the Company measured its warrants and convertible notes at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the warrants related to updated assumptions and estimates were recognized as a warrant liability fair value adjustment within the consolidated statements of operations. A warrant obligation is generally a market risk sensitive instrument. The Company does not believe that fair value risk has had a material effect on our business, results of operations or financial condition.

EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” the “Company,” “us,” “our” and similar terms refer to Local Bounti and its subsidiaries prior to the consummation of the Business Combination, and to the Combined Company and its subsidiaries after the Business Combination.

This section discusses the material components of the executive compensation program for Local Bounti’s named executive officers who appear in the “2020 Summary Compensation Table” below. In 2020, the “named executive officers” and their positions with Local Bounti were as follows:

•	Craig M. Hurlbert: Co-Chief Executive Officer

•	Travis Joyner: Co-Chief Executive Officer

•	B. David Vosburg Jr.: Interim Chief Financial Officer and Chief Operating Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our officers who served as named executive officers during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
Craig M. Hurlbert Co-Chief Executive Officer(1)	2020	—		—	—	314,000	(3)	314,000
Travis Joyner Co-Chief Executive Officer(1)	2020	—		—	—	314,000	(3)	314,000
B. David Vosburg Jr. Interim Chief Financial Officer and Chief Operating Officer	2020	49,911	(4)	—	1,502,474	—		1,507,385

(1)	Messrs. Hurlbert and Joyner became employees and co-chief executive officers on April 1, 2021.
(2)

Restricted stock awards are reported at aggregate grant date fair value in the year granted, as determined in accordance with the provisions of FASB ASC Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 10 of the Local Bounti financial statements for the year ended December 31, 2020.

(3)

Represents, with respect to each of Messrs. Hurlbert and Joyner, management fees paid to BrightMark Partners, LLC, a Texas limited liability company (“BrightMark”), of which Messrs. Hurlbert and Joyner are each 50% co-owners.

(4)	Mr. Vosburg commenced employment with Local Bounti on October 5, 2020.

2020 Compensation

In 2020, Local Bounti incurred a monthly management services fee to BrightMark, a company in which Messrs. Hurlbert and Joyner are co-owners, pursuant to a management services agreement by and between BrightMark and Local Bounti entered into as of August 20, 2018 (the “Management Services Agreement”). In March 2021, the Management Services Agreement was terminated. In April 2021, Messrs. Hurlbert and Joyner became Local Bounti employees and Co-Chief Executive Officers.

In 2020, Mr. Vosburg received an annual base salary from Local Bounti to compensate him for his services commensurate with his skill set, experience, role and responsibilities.

Equity Awards

In June 2019, BrightMark subjected 5,527,500 of its shares of Local Bounti voting common stock to service-based vesting over a three-year quarterly installment vesting period with vesting occurring on the last day of each calendar quarter measured from the one-quarter anniversary of June 2019, subject to the continuation of BrightMark’s services to Local Bounti. In March 2021, in connection with the cancellation of the management services agreement and Messrs. Hurlbert and Joyner becoming employees of Local Bounti, Local Bounti accelerated the vesting of the remaining unvested shares.

In December of 2020, Mr. Vosburg received a grant of 242,726 shares of change in control restricted non-voting Local Bounti common stock under our 2020 Equity Incentive Plan, as amended and restated (the “2020 Plan”), described in more detail below.

Local Bounti Corporation 2020 Equity Incentive Plan

General. Local Bounti’s board of directors originally adopted the Local Bounti Corporation 2020 Equity Incentive Plan on October 8, 2020 and Local Bounti’s stockholders approved the plan on November 9, 2020. The 2020 Plan was last amended and restated on June 1, 2021. The 2020 Plan provides for the grant of incentive stock options to Local Bounti employees (and employees of any parent or subsidiary of Local Bounti) and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and change in control restricted stock to Local Bounti employees, directors and consultants (and employees and consultants of any parent or subsidiary of Local Bounti). The 2020 Plan will terminate contingent upon the effectiveness of the Equity Incentive Plan, at which time the outstanding awards previously granted thereunder will be assumed by Leo. Following termination of the 2020 Plan, no new awards will be granted under such plan but previously granted awards will continue to be subject to the terms and conditions of the 2020 Plan and the stock award agreements pursuant to which such awards were granted.

Plan Administration. The Local Bounti board of directors has administered the 2020 Plan.

Types of Awards. The 2020 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units and change in control restricted stock awards.

Change in Control Restricted Stock. The Local Bounti board of directors has granted change in control restricted stock awards under the 2020 Plan. Upon a “change in control” (as defined in the 2020 Plan) of Local Bounti, the change in control restricted stock awards will vest in full. If a “qualified public offering” of the common stock of Local Bounti occurs (as defined in the 2020 Plan, which includes the consummation of the Business Combination) prior to a change in control, then the change in control restricted stock will vest upon the vesting schedule set forth in the 2020 Plan or individual award agreements. In the event a recipient of a change in control restricted stock award ceases to provide continuous services to Local Bounti, all unvested shares subject to the award will be forfeited upon Local Bounti’s notice to the recipient.

Restricted Stock Units. The Local Bounti board of directors has granted RSUs under the 2020 Plan. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Local Bounti non-voting common stock. Upon meeting the applicable vesting criteria, the recipient will be entitled to receive a payout for his earned RSUs as determined by the Local Bounti board of directors in the form of cash, shares, or a combination of both. The RSUs will vest as to 25% of the RSUs on the date of a “qualified public offering” and as to the remaining 75% of the RSUs over the next 36 month period in equal quarterly installments, subject to the recipient’s continuous service through each vesting date.

Non-transferability of Awards. Unless the Local Bounti board of directors provides otherwise, the 2020 Plan generally does not allow for the transfer of awards or shares acquired pursuant to an award and only the recipient of an award may exercise it during his or her lifetime.

Certain Adjustments. In the event of certain corporate events or changes in Local Bounti capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2020 Plan, the Local Bounti board of directors will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2020 Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Dissolution or liquidation. In the event of Local Bounti’s dissolution or liquidation, each option and stock purchase right will terminate immediately prior to the consummation of such action, unless otherwise determined by the Local Bounti board of directors.

Merger or Change in Control. The 2020 Plan provides that in the event of a merger or a “change in control” of Local Bounti, each outstanding award will be treated as the Local Bounti board of directors determines. A “change in control” is defined in the 2020 Plan as: (i) a change in the ownership of Local Bounti which occurs on the date that any one person, or more than one person acting as a group, acquires ownership of the stock of Local Bounti that, together with the stock held by such person or group, constitutes more than 50% of Local Bounti’s total voting power of the stock in Local Bounti (other than through a private financing), (ii) if Local Bounti has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of Local Bounti which occurs on the date that a majority of members of the Local Bounti board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the directors prior to the date of the appointment or election or (iii) a change in the ownership of a substantial portion of Local Bounti’s assets which occurs on the date that any person(s) acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person(s)) assets from Local Bounti that have a total gross fair market value (without regard to any liabilities associated with such assets) that equal or exceed 50% of the total gross fair market value of all assets of Local Bounti immediately prior to such acquisition(s).

Amendment or Termination. Local Bounti’s board of directors may amend or terminate the 2020 Plan at any time, provided such action does not impair the rights of any participant without his or her consent. In addition, stockholder approval must be obtained to the extent necessary and desirable to comply with applicable laws.

Benefits

During their terms of employment, Local Bounti has provided its named executive officers medical, dental and vision benefits through Insperity, a professional employer organization. Local Bounti also provided other benefits to its named executive officers during their terms of employment on the same basis as provided to all of its employees, including vacation and paid holidays.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unvested stock award held by each named executive officer as of December 31, 2020.

	Stock awards
Name	Number of shares that have not vested (#)		Market value of shares that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)
Craig M. Hurlbert	1,381,875	(1)	12,906,713	—		—
Travis Joyner	1,381,875	(1)	12,906,713	—		—
B. David Vosburg Jr.	—		—	242,726	(2)	2,267,061

(1)

Represents, with respect to each of Messrs. Hurlbert and Joyner, 50% of the restricted voting common stock of Local Bounti owned by BrightMark that vests in 12 equal installments on the last day of each calendar quarter from June 2019. The market value of the restricted stock is calculated by multiplying the number of shares by $9.34, the fair market value of Local Bounti voting common stock on December 31, 2020, as determined by the Local Bounti board of directors. The shares of restricted stock are attributed 50% to Mr. Hulbert and 50% to Mr. Joyner as equal principals and owners of BrightMark. The Local Bounti board of directors accelerated in full the vesting of the unvested shares of this restricted stock in March 2021.

(2)

Represents change in control restricted nonvoting common stock of Local Bounti pursuant to the 2020 Plan that vests in full upon a change in control resulting in aggregate proceeds to the Company or its stockholders of not less than $30,000,000, or that vests, contingent upon a qualified public offering (as defined in the 2020 Plan), as to 50% upon the qualified public offering and as to the remaining 50% of the shares, in equal installments on the next 12 quarterly anniversaries thereafter, subject to Mr. Vosburg’s continued service to Local Bounti. The market value of the restricted stock is calculated by multiplying the number of shares by $9.34, the fair value per share of the award on December 31, 2021 based on the fair market value of Local Bounti nonvoting common stock on December 31, 2020, as determined by the Local Bounti board of directors.

The number of shares subject to Local Bounti restricted stock that are outstanding at the Closing will be adjusted to reflect the Business Combination and converted to shares of Combined Company common stock.

Executive Compensation Arrangements — Pre-Closing Agreements

B. David Vosburg Jr. Offer Letter and Employment Agreement

In September 2020, Local Bounti entered into an offer letter with Mr. Vosburg, pursuant to which Mr. Vosburg is entitled to an annual base salary of $245,000 per year. Pursuant to the offer letter, Mr. Vosburg was also granted 242,726 shares of change in control restricted nonvoting Local Bounti common stock under our 2020 Plan. Mr. Vosburg’s offer letter further entitles him to travel reimbursements for business airfare and lodging, three weeks’ vacation time and eligibility to participate in Local Bounti’s employee benefits plans maintained by Local Bounti and generally made available to similarly situated employees.

Mr. Vosburg also entered into an at will employee agreement in October 2020, which provides that if his employment is terminated by Local Bounti other than for cause, he will be entitled to one month of base salary if terminated prior to October 5, 2021, and three months’ of base salary if terminated on or after October 5, 2021. In addition, if Mr. Vosburg is terminated by Local Bounti other than for cause, upon the later occurrence of a change of control, he will be entitled to receive a cash bonus equal to 25% of the value for each full year he was employed (up to 100% of the value) that he would have received for his nonvoting restricted stock award had he continued to be employed by Local Bounti through the time of the change of control.

Effective May 9, 2021, Mr. Vosburg’s annual base salary was increased to $300,000 per year.

Executive Compensation Arrangements — Post-Closing Arrangements

Equity Incentive Plan

In connection with the Business Combination, the Leo Board will adopt the Equity Incentive Plan, subject to shareholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of the Combined Company and its affiliates, which is essential to the Combined Company’s long term success. For additional information about the Equity Incentive Plan, please see the “Proposal No. 9 — The Incentive Award Plan Proposal” in this joint proxy statement/prospectus.

2021 Employee Stock Purchase Plan

In connection with the Business Combination, the Leo Board will adopt the 2021 Employee Stock Purchase Plan, subject to stockholder approval, in order to allow employees of the Combined Company and its affiliates to purchase shares of Combined Company common stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. For additional information about the 2021 Employee Stock Purchase Plan, please see the “Proposal No. 10 — The Employee Stock Purchase Plan Proposal” in this joint proxy statement/prospectus.

Executive Incentive Bonus Plan

We anticipate that Local Bounti’s named executive officers will participate in the Executive Incentive Bonus Plan (“Bonus Plan”) in accordance with terms of their employment agreements as in effect from time to time and/or as the Combined Company compensation committee determines.

General. The Bonus Plan will be adopted by the Leo Board at the Closing and will become effective on such date. The purpose of the Bonus Plan is to motivate and reward eligible officers and employees of the Combined Company, including the named executive officers, for their contributions toward the achievement of certain performance goals.

The Bonus Plan will be administered by the compensation committee of the New Local Bounti Board, which shall have the discretionary authority to interpret the provisions of the Bonus Plan, including all decisions on eligibility to participate, the establishment of performance goals, the number of awards payable under the plan, and the payment of awards. The compensation committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Bonus Plan to one or more directors and/or officers of the Combined Company. The compensation committee may terminate the Bonus Plan at any time, provided such termination shall not affect the payment of any awards accrued under the Bonus Plan prior to the date of the termination. The compensation committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Bonus Plan in whole or in part.

Targets and Performance Criteria. The compensation committee may establish cash bonus targets and corporate performance metrics for a specific performance period or fiscal year pursuant to the Bonus Plan. Corporate performance goals may be based on wide-ranging criteria and metrics described in the plan. However, awards issued to participants may also take into account other factors, including subjective factors. Performance goals may differ from participant to participant, performance period to performance period, and from award to award.

Eligibility and Clawback. Unless otherwise determined by the compensation committee, a participant must be actively employed and in good standing with the Combined Company on the date the award is paid. The compensation committee may make exceptions to this requirement in the case of retirement, death or disability, an unqualified leave of absence or under other circumstances, as determined by the compensation committee in its sole discretion.

Awards granted under the Bonus Plan are subject to applicable laws and clawback policies requiring forfeiture or repayment of amounts paid under the plan. The compensation committee may require a participant to forfeit or return to and/or reimburse the Combined Company for any amounts paid with respect to an award, pursuant to the terms of any Combined Company clawback policy or as necessary or appropriate to comply with applicable laws.

New Employment Agreements

Effective upon the Closing, we will enter into new employment agreements with Messrs. Hurlbert, Joyner Vosburg, Hilberg and White and Ms. Valiasek to govern the terms of their employment post-Business Combination.

Non-Employee Director Compensation

Historically, Local Bounti has neither had a formal compensation policy for its non-employee directors, nor has it had a formal policy of reimbursing expenses incurred by its non-employee directors in connection with their board service. However, Local Bounti has granted its outside directors equity awards under our 2020 Plan, in the form of either a change in control restricted stock award or RSUs. Local Bounti did not provide its non-employee directors who will be non-employee directors of the Combined Company with any cash or other non-equity compensation in 2020.

Non-Employee Director Compensation Policy

Following the consummation of the Business Combination, the New Local Bounti Board will consider the adoption of a new non-employee director compensation policy to govern the Combined Company. The new policy, if adopted, would be designed to attract and retain high quality non-employee directors by providing competitive compensation and align their interests with the interests of stockholders through equity awards.

It is anticipated that the new policy will provide for annual cash retainers, which will be payable quarterly in arrears and pro-rated for partial quarters of service, and Combined Company equity grants which may be granted following the Closing.

MANAGEMENT OF NEW LOCAL BOUNTI FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of September 1, 2021, concerning the persons who are expected to serve as directors and executive officers of the Combined Company following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in “Director Election Proposal.”

Name	Age	Title
Executive Officers
Craig M. Hurlbert	58	Co-Chief Executive Officer and Director
Travis Joyner	39	Co-Chief Executive Officer and Director
Kathleen Valiasek	58	Chief Financial Officer
Mark McKinney	58	Chief Operating Officer
B. David Vosburg Jr.	39	Chief Innovation Officer
Gary Hilberg	55	Chief Sustainability Officer
Non-Employee Directors
Pamela Brewster	51	Director
Mark J. Nelson	52	Director
Edward C. Forst	60	Director
Matt Nordby	42	Director
Key Employee
Joshua White	46	Chief Marketing Officer

Executive Officers

Craig M. Hurlbert. Upon the consummation of the Business Combination, Mr. Hurlbert will serve as Co-Chief Executive Officer of the Combined Company. Mr. Hurlbert co-founded Local Bounti Corporation and, since April 1, 2021, has served as Co-Chief Executive Officer at Local Bounti. Mr. Hurlbert is also a co-founder of BrightMark Partners, a growth equity and management firm providing capital and resources to venture, growth phase and middle-market businesses, and has served as a Managing Partner since January 2014. From December 2000 to April 2020, Mr. Hurlbert served in various leadership roles, including President, Chief Executive Officer and, most recently from May 2013 to April 2020, as Chairman of the Board of TAS Energy, a leading provider of high efficiency and modular cooling and energy systems for the data center, commercial, industrial and power generation markets. Mr. Hurlbert also held leadership roles at General Electric Company (NYSE: GE) and North American Energy Services. Mr. Hurlbert is currently the Chairman of the Board at Clearas Water Recovery, a company utilizing patented, sustainable and proprietary technology to solve high nutrient wastewater challenges in the municipal and industrial water markets. Mr. Hurlbert earned his B.S. in Finance from San Diego State University and his M.B.A. from California State University – Long Beach.

We believe that Mr. Hurlbert is qualified to serve as a member of the board of directors of the Combined Company because of his extensive experience in leadership roles at various companies.

Travis Joyner. Upon the consummation of the Business Combination, Mr. Joyner will serve as Co-Chief Executive Officer of the Combined Company. Mr. Joyner co-founded Local Bounti and, since April 1, 2021, has served as Co-Chief Executive Officer. He is also a co-founder and has served as a Managing Partner at BrightMark Partners since January 2014. At BrightMark, Mr. Joyner has been an active director for many portfolio companies, driving with growth plan execution, building core business infrastructure and leading many successful debt and equity transactions. His areas of expertise include quantitative analysis, corporate strategy, technology development, market analysis, organizational design structure, market strategy, branding and capital campaigns. Mr. Joyner earned a Ph.D. from the University of Kansas, where his graduate focus was market research and statistics, a Certificate of Finance from the Wharton School at the University of Pennsylvania, a J.D. from the University of Montana, and his B.A. from the University of North Carolina-Chapel Hill, graduating with distinction.

We believe that Mr. Joyner is qualified to serve as a member of the board of directors of the Combined Company because of his expertise in management and marketing strategy.

Mark McKinney. Upon the consummation of the Business Combination, Mr. McKinney will serve as Chief Operating Officer of the Combined Company. Mr. McKinney joined Local Bounti in August 2021 as Chief Operating Officer. From July 2018 to July 2021, Mr. McKinney worked as Chief Operating Officer at Fruit Growers Supply, an agricultural supply cooperative company. Prior to that, Mr. McKinney served as Chief Executive Officer of Al Ghurair Foods, a large diversified industrial enterprise in the Middle East, from June 2015 to August 2017. Previously, he held key executive management roles with Dole Foods, including as President of Dole Packaged Foods Asia, President and Managing Director of Dole Thailand, and earlier in his career held senior global supply chain management positions with Dole for its Europe, North America and Asia operations. Mr. McKinney served as Board member of Serendip Flour (Sri Lanka) and Reem Rice Ltd from July 2015 to July 2017. Mr. McKinney has a B.S. in Chemical Engineering from California Polytechnic University and an M.B.A. in International Business/Corporate Finance from Claremont Graduate University.

B. David Vosburg Jr. Upon the consummation of the Business Combination, Mr. Vosburg will serve as Chief Innovation Officer of the Combined Company. Mr. Vosburg has served as Local Bounti’s Chief Operating Officer from January 2021 to August 2021, and has served as Chief Innovation Officer thereafter, with two decades of international financial, business development and technology experience, transitioning from the CFO to the COO role in April of 2021. From May 2020 to October 2020, Mr. Vosburg served as Chief Financial Officer and Head of Emerging Technology at Sensei Ag, a market changing AgTech venture founded by Oracle co-founder Larry Ellison. From December 2014 to April 2020, Mr. Vosburg served as CFO and Head of Business Development of Crop One Holdings, a company that grows fresh, nutritious and delicious produce in indoor farms. He also co-founded Conception Nurseries, a technology licensee to expand Crop One into new verticals. In his early career, Mr. Vosburg founded and grew Ed-Tech and Fin-Tech companies in Zambia, working in C-suite roles. He also served a term as President of the American Chamber of Commerce in Zambia. Mr. Vosburg earned a B.A. in Political Science from the University of Notre Dame and an M.B.A. from the Yale School of Management.

Kathleen Valiasek. Upon the consummation of the Business Combination, Ms. Valiasek will serve as Chief Financial Officer of the Combined Company. Ms. Valiasek has served as Local Bounti’s Chief Financial Officer since April 2021. Prior to this, Ms. Valiasek served as Chief Financial Officer from January 2017 to June 2019 and as Chief Business Officer from June 2019 to March 2021 at Amyris (NASDAQ: AMRS), a science and technology leader in the research, development and production of sustainable ingredients for the Clean Health & Beauty and Flavors & Fragrances markets. Prior to Amyris, Ms. Valiasek served as Chief Executive Officer of Lenox Group, Inc., a finance and strategic consulting firm she founded in 1994 and in this capacity she worked closely with the senior management teams of fast-growing companies including start-ups, venture-backed and Fortune 500 companies such as Albertsons, CVS, Gap, Kaiser Permanente and Softbank. At Lenox Group, she was typically engaged for critical roles on multi-year assignments including M&A transactions, debt and equity financings, IPOs and spin-offs. Ms. Valiasek holds a B.B.A. from the University of Massachusetts at Amherst.

Gary Hilberg. Upon the consummation of the Business Combination, Mr. Hilberg will serve as Chief Sustainability Officer of the Combined Company. Mr. Hilberg joined Local Bounti as Vice President of Sustainability in December 2020 and was promoted to Chief Sustainability Officer in January 2021. Before joining Local Bounti, from June 2017 to December 2020, Mr. Hilberg was President of Continuum Energy Inc., a company he founded in 2002 which provides consulting services, including business strategy, sustainability and commercialization. From August 2002 to June 2017, Mr. Hilberg led the senior management team for several small and mid-sized energy solutions businesses, including Everest Sciences and TAS Energy. Mr. Hilberg was Vice President of Sales & Marketing for Pratt & Whitney Power Systems from May 2000 to August 2002, leading the expansion into the gas turbine services segment. Prior to PWPS, he worked for General Electric, Stewart & Stevenson, NAES Corporation, and the U.S. Navy. Mr. Hilberg is a licensed professional engineer (Chemical) in the States of Texas and California and holds a B.S. degree in Chemical Engineering from Oregon State University and an M.B.A. from the University of Phoenix.

Non-Employee Directors

Upon the consummation of the Business Combination, New Local Bounti anticipates that the Combined Company’s business and affairs will be under the direction of a six-member board of directors.

Pamela Brewster. Upon the consummation of the Business Combination, Ms. Brewster will serve as a member of the board of directors of the Combined Company. Ms. Brewster is also the Principal at Orange Strategies LLC, a political and government affairs consulting firm. Ms. Brewster founded Orange Strategies in 2014 following 14 years as Vice President of Government Affairs at the Charles Schwab Corporation where she was responsible for managing Schwab’s state and local government relations efforts; overseeing Schwab PAC, the company’s political action committee; and acting as the company’s in-house political advisor. She continues to provide advisory and consulting services to Charles R. Schwab. Prior to her experience at Charles Schwab Corporation, Ms. Brewster worked at the public relations firm of Alexander Ogilvy, where she was the head of the firm’s Tech Policy Communications practice. At Alexander, she represented a variety of high-tech clients. Prior to joining Alexander, Ms. Brewster worked in Washington, D.C., representing telecommunications and technology interests on Capitol Hill. Ms. Brewster earned a B.A. in political science from the University of California at Davis and a M.A. in public administration and policy from the American University in Washington, D.C.

We believe Ms. Brewster is qualified to serve on the board of directors of the Combined Company because of her extensive experience providing advisory and consulting services to public corporations, including high tech companies.

Mark J. Nelson. Upon the consummation of the Business Combination, Mr. Nelson will serve as a member of the board of directors of the Combined Company. Mr. Nelson joined Local Bounti Corporation as a director in March 2021. Before joining Local Bounti, Mr. Nelson served as Chief Financial Officer and Treasurer at Beyond Meat, Inc. (“Beyond Meat”) (Nasdaq: BYND), a producer of plant-based meat substitutes, from May 2017 to May 2021, and from December 2015 to March 2017, he served in various capacities at the company, including Chief Operating Officer and Chief Financial Officer, and Chief Financial Officer, Treasurer and Secretary. From March 2017 to May 2017, Mr. Nelson served as Senior Vice President and Chief Financial Officer of Biolase (Nasdaq: BIOL), a medical device company, and from April 2013 to November 2015, he was Chief Financial Officer and Treasurer of Farmer Bros. Co. (Nasdaq: FARM), a manufacturer, wholesaler and distributor of coffee, tea, spices and culinary products. Mr. Nelson started his career at General Electric Company (NYSE: GE) as a member of GE’s Financial Management Program and worked at Thermo Fisher, a biotechnology product development company (NYSE: TMO), and served in various leadership positions at Newport Corporation, a formerly publicly traded global supplier of advanced technology products and systems. Mr. Nelson has a B.B.A. from the University of Massachusetts at Amherst, and an M.B.A. degree from Babson College.

We believe that Mr. Nelson is qualified to serve as a member of the board of directors of the Combined Company because of his extensive public company experience in executive positions.

Matthew Nordby. Upon the consummation of the Business Combination, Mr. Nordby will serve as a member of the board of directors of the Combined Company. Mr. Nordby is a Partner of Lion Capital. Prior to joining Lion Capital, Matthew served as President of Playboy Enterprises, leading their global licensing business to over $1.5 billion in annual revenue. Prior to this, Matthew served as an executive in the technology industry which included building software start-up Greenplum, acquired by EMC in 2010. He launched his career at Sun Microsystems where he held various leadership positions. Matthew received his B.A. from Auburn University.

We believe that Mr. Nordby is qualified to serve as a member of the board of directors of the Combined Company because of his extensive operational and transaction experience.

Edward C. Forst. Upon the consummation of the Business Combination, Mr. Forst will serve as a member of the board of directors of the Combined Company. Mr. Forst, Leo’s Chairman, is Chairman, Partner, and member of the Investment Committee at Lion Capital. Mr. Forst previously served as Chief Executive Officer of Cushman & Wakefield from January 2014 to September 2015, leading the commercial real estate firm across more than 60 countries. Prior to this, Mr. Forst was a Management Committee Partner of Goldman, Sachs & Co. where he served as the Co-CEO of Goldman Sachs Asset Management, and before that as the Chief Administrative Officer and Executive Vice President of the firm. Mr. Forst also served as the Chairman of Goldman’s Global Debt Underwriting Committee for seven years. Mr. Forst was also the Executive Vice President and Principal Operating Officer of Harvard University during the financial crisis, as well as Adviser to the Secretary of the Treasury on the Troubled Asset Relief Program (TARP). From November 2017 to August 2018, Mr. Forst served as CEO and Co-CEO (starting in May 2018) of Realty Shares Inc.. Realty Shares Inc., filed for chapter 7 bankruptcy protection of July 31, 2020, more than 18 months after Mr. Forst ceased to be the CEO of the company. Mr. Forst sits on the boards of The Feinstein Institute of Northwell Health and the Yale School of Management. Mr. Forst has also served on the board of the Harvard Management Company, as Treasurer of Carnegie Hall, and as the Chairman of the Securities Industry and Financial Markets Association (SIFMA). Mr. Forst earned his M.B.A. from the Wharton School of the University of Pennsylvania and his A.B. in Economics from Harvard University.

We believe that Mr. Forst is qualified to serve as a member of the board of directors of the Combined Company because of his deep consumer industry background, coupled with broad operational and transactional experience.

Key Employee

Joshua White. Upon the consummation of the Business Combination, Mr. White will serve as Chief Marketing Officer of the Combined Company. Mr. White has served as Strategic Marketing Advisor to Local Bounti since inception. Mr. White is also the founder of OffWhite Co, a creative services and marketing firm providing strategic marketing guidance in marketing, design, brand positioning, product innovation, packaging, manufacturing and digital media for start-up to Fortune 500 companies including Chobani, Jordan, Maple Hill Organic, FedEx, Popcorn Indiana, Curaleaf, Muuna Cottage Cheese, 16 Handles and Nightfood Ice Cream, and has served as Principal since January 2002. Mr. White also held leadership roles at Starz Inc., a Lionsgate company (NYSE: LGF.A, LGF.B) as Creative Director of Children’s Television, overseeing marketing and creative initiatives and as Pro-Production Supervisor on “Everyone’s Hero” (2006), a CG animated feature film by 20th Century Fox, managing pre-production story, concept teams and budget. Mr. White earned his Diplôme d’études collégiales in Graphic Design from Dawson College and holds seven US Patents and winner of numerous international design and communication awards.

Board Composition

The primary responsibilities of the New Local Bounti Board will be to provide oversight, strategic guidance, counseling and direction to the Combined Company’s management. When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Local Bounti Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Local Bounti Board is expected to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business. If the proposed charter is approved, the New Local Bounti Board will be divided into the following three classes, with members of each class serving staggered three-year terms:

•

Class I, which Local Bounti anticipates will consist of Pamela Brewster and Matthew Nordby, whose terms will expire at Combined Company’s first annual meeting of stockholders to be held after consummation of the Business Combination;

•

Class II, which Local Bounti anticipates will consist of Mark J. Nelson and Edward C. Forst, whose term will expire at the Combined Company’s second annual meeting of stockholders to be held after consummation of the Business Combination; and

•

Class III, which Local Bounti anticipates will consist of Craig M. Hurlbert and Travis Joyner, whose term will expire at the Combined Company’s third annual meeting of stockholders to be held after consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Local Bounti Board may have the effect of delaying or preventing changes in the Combined Company’s control or management. The Combined Company’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of the Combined Company’s voting stock.

Director Independence

Upon the consummation of the Business Combination, the New Local Bounti Board is expected to determine that each of the directors on the New Local Bounti Board other than Craig M. Hurlbert and Travis Joyner will qualify as independent directors, as defined under NYSE listing rules, and the New Local Bounti Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and NYSE listing rules relating to director independence requirements. In addition, the Combined Company will be subject to the rules of the SEC and NYSE relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Board Leadership Structure

The New Local Bounti Board is expected to determine that it should maintain the flexibility to select the Chairman of the board of directors of the Combined Company and adjust its board leadership structure based on circumstances existing from time to time and based on criteria that are in the Combined Company’s best interests and the best interests of its stockholders, including the composition, skills, diversity and experience of the board and its members, specific challenges faced by the Combined Company or the industry in which it operates and governance efficiency. The board intends to adopt Corporate Governance Guidelines, effective as of the consummation of the Business Combination, which will provide for the appointment of a lead independent director at any time when the chairperson is not independent.

Board Role in Risk Oversight

Upon the consummation of Business Combination, one of the key functions of the New Local Bounti Board will be informed oversight of Combined Company’s risk management process. It is anticipated that this oversight function will be administered directly through the New Local Bounti Board as a whole, as well as through various standing committees of the New Local Bounti Board that address risks inherent in their respective areas of oversight. In particular, the New Local Bounti Board will be responsible for monitoring and assessing strategic risk exposure and Combined Company’s audit committee will have the responsibility to consider and discuss the Combined Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the Combined Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of Combined Company’s governance guidelines.

Committees of the New Local Bounti Board of Directors

Effective as of the consummation of the Business Combination, the Combined Company will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors of the Combined Company. Each committee will operate under a charter approved by the board of directors of the Combined Company. Following the consummation of the Business Combination, copies of each charter will be posted on the Investor Relations section of our website at https://www.localbounti.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this joint proxy statement/prospectus.

Audit Committee

Following the consummation of the Business Combination, the board of the Combined Company will determine the members and the chairperson of the Combined Company’s audit committee, who will each meet the requirements for independence and financial literacy under the current NYSE listing standards and SEC rules and regulations, including Rule 10A-3. In addition, it is expected that Edward Forst and Mark Nelson will each qualify as an “audit committee financial expert” as defined in applicable SEC rules.

Following the consummation of the Business Combination, the audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing the Combined Company’s independent registered public accounting firm;

•	reviewing the adequacy of the Combined Company’s system of internal controls and the disclosure regarding such system of internal controls contained in the Combined Company’s periodic filings;

•	pre-approving all audit and permitted non-audit services and related engagement fees and terms for services provided by the Combined Company’s independent auditors;

•	reviewing with the Combined Company’s independent auditors their independence from management;

•	reviewing, recommending and discussing various aspects of the financial statements and reporting of the financial statements with management and the Combined Company’s independent auditors; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Following the consummation of the Business Combination, the board of the Combined Company will determine the members and the chairperson of the Combined Company’s compensation committee, who will each meet the requirements for independence under current NYSE listing standards and SEC rules and regulations. Each member of the committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Following the consummation of the Business Combination, the compensation committee will be responsible for, among other things:

•

setting the compensation of the Chief Executive Officer and, in consultation with the Chief Executive Officer, reviewing and approving the compensation of the other executive officers of the Combined Company;

•	reviewing on a periodic basis and making recommendations regarding non-employee director compensation to the New Local Bounti Board;

•	reviewing on a periodic basis and discussing with the Chief Executive Officer and the Board regarding the development and succession plans for senior management positions;

•	administering the Combined Company’s cash and equity-based incentive plans that are stockholder-approved and/or where participants include the Combined Company’s executive officers and directors; and

•	providing oversight of and recommending improvements to the Combined Company’s overall compensation and incentive plans and benefit programs.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Nominating and Corporate Governance Committee

Following the consummation of the Business Combination, the board of the Combined Company will determine the members and the chairperson of the Combined Company’s nominating and corporate governance committee, who will each meet the requirements for independence under current NYSE listing standards and SEC rules and regulations. Following the consummation of the Business Combination, the nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and making recommendations to the New Local Bounti Board regarding nominees for election to the board of directors and its committees;

•	developing and making recommendations to the New Local Bounti Board regarding corporate governance guidelines and matters;

•	overseeing the Combined Company’s corporate governance practices;

•	reviewing the Combined Company’s code of business conduct and ethics and approve any amendments or waivers on a periodic basis;

•	overseeing the evaluation and the performance of the New Local Bounti Board and individual directors; and

•	contributing to succession planning.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has been at any time one of Local Bounti’s officers or employees. None of Local Bounti’s executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving as a member of Local Bounti’s Board or compensation committee.

Code of Ethics

The board of directors of the Combined Company will adopt a Code of Business Conduct and Ethics that will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the consummation of the Business Combination, the Code of Business Conduct and Ethics will be available on the Corporate Governance section of our website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or NYSE listing standards any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this joint proxy statement/prospectus does not include or incorporate by reference the information on our website into this joint proxy statement/prospectus.

Limitation on Liability and Indemnification of Officers and Directors

The proposed charter, which will be effective upon consummation of the Business Combination, limits Combined Company’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Combined Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Combined Company’s Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, provide that the Combined Company will, in certain situations, indemnify the Combined Company’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, the Combined Company will enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, will require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

The Combined Company also plans to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that the provisions in the proposed charter, the Combined Company Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Leo ordinary shares as of the record date and of New Local Bounti Common Stock immediately following consummation of the Business Combination by:

•	each person known by Leo to be the beneficial owner of more than 5% of Leo’s outstanding ordinary shares on the record date;

•	each person known by Leo who may become beneficial owner of more than 5% of New Local Bounti’s outstanding Common Stock immediately following the Business Combination;

•	each of Leo’s current executive officers and directors;

•	each person who will become an executive officer or a director of New Local Bounti upon consummation of the Business Combination;

•	all of Leo’s current executive officers and directors as a group; and

•	all of New Local Bounti’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of October 15, 2021. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of October 15, 2021 or subject to restricted stock units that vest within 60 days of October 15, 2021 are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to Leo, Leo believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Prior to Business Combination(2)		After Business Combination
			Assuming No Redemptions(3)		Assuming Maximum Redemptions(4)
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and officers Prior to the Business Combination:
Lyndon Lea			526,962	*	526,962	*
Edward C. Forst			262,799	*	262,799	*
Robert Darwent			210,239	*	210,239	*
Lori Bush	20,000	*	20,000	*	20,000	*
Mary E. Minnick	20,000	*	20,000	*	20,000	*
Mark Masinter	20,000	*	120,000	*	120,000	*
All directors and officers prior to the Business Combination (six persons)	60,000	*	1,160,000	1.1	1,160,000	1.4
Director and officers after the Business Combination:
Craig M. Hurlbert(5)	—	—	18,109,520	16.8	18,109,520	22.1
Travis C Joyner(6)	—	—	16,298,568	15.1	16,298,568	19.9
Pamela Brewster	—	—	1,510,275	1.4	1,510,275	1.8

	Prior to Business Combination(2)		After Business Combination
			Assuming No Redemptions(3)		Assuming Maximum Redemptions(4)
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%
Mark J. Nelson(7)	—	—	—	—	—	—
Kathleen Valiasek	—	—	1,043,737	1.0	1,043,737	1.3
B. David Vosburg Jr.	—	—	1,192,850	1.1	1,192,850	1.5
Gary Hilberg	—	—	298,210	*	298,210	*
All directors and officers after the Business Combination as a group (7 persons)			38,453,160	35.7	38,453,160	46.9
Five Percent Holders:
Leo Investors III LP(8)	6,770,000	19.7	6,770,000	6.2	6,770,000	8.3
Millennium Group Management LLC(9)	1,460,000	4.2	1,460,000	1.3	1,460,000	1.8
McLeod Management Co., LLC(6)	—	—	16,298,568	15.1	16,298,568	19.9
Wheat Wind Farms, LLC(5)	—	—	18,109,520	16.5	18,109,520	22.1
Live Oak Ventures, LLC(10)	—	—	8,660,278	7.9	8,660,278	10.6
Citadel Advisors LLC(11)	1,517,460	4.4	1,517,460	1.4	1,517,460	1.8

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.
(2)

Prior to the Business Combination, the percentage of beneficial ownership of Leo on the record date is calculated based on (i) 27,500,000 Class A ordinary shares and (ii) 6,875,000 Class B ordinary shares, in each case, outstanding as of such date.

(3)

The expected beneficial ownership of New Local Bounti immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith and the Closing occurs on November 17, 2021, is based on 109,559,105 shares of New Local Bounti Common Stock outstanding as of such date, and consists of (i) 27,500,000 Class A ordinary shares that will convert into a like number of shares of New Local Bounti Common Stock, (ii) 6,875,000 Class B ordinary shares that will convert into a like number of shares of New Local Bounti Common Stock, (iii) 62,684,105 shares of New Local Bounti Common Stock that will be issued to the holders of shares of common stock of Local Bounti (including shares issued to holders of Convertible Notes), and (iv) 12,500,000 shares of New Local Bounti Common Stock that will be issued in the PIPE Financing.

(4)

The expected beneficial ownership of New Local Bounti immediately upon consummation of the Business Combination, assuming all holders of Leo’s public shares exercise their redemption rights in connection therewith and the Closing occurs on November 17, 2021, is based on 82,059,105 shares of New Local Bounti Common Stock outstanding as of such date, and consists of (i) No Class A ordinary shares that will convert into a like number of shares of New Local Bounti Common Stock, (ii) 6,875,000 Class B ordinary shares that will convert into a like number of shares of New Local Bounti Common Stock, (iii) 62,684,105 shares of New Local Bounti Common Stock that will be issued to the holders of shares of common stock of Local Bounti (including shares issued to holders of Convertible Notes), and (iv) 12,500,000 shares of New Local Bounti Common Stock that will be issued in the PIPE Financing.

(5)	Consists of shares held by Wheat Wind Farms, LLC, which is controlled by Mr. Hurlbert.
(6)

Consists of shares held by McLeod Management Co., LLC, which is controlled by Mr. Joyner. In October 2021, McLeod Management Co., LLC transferred, for no value, shares of Local Bounti voting common stock equal to 1,810,952 shares of New Local Bounti Common Stock to a trust over which Mr. Joyner (nor an immediate family member) does not have voting or dispositive power.

(7)

Excludes restricted stock units which are not expected to settle within 60 days of October 15, 2021. Twenty-five percent of such restricted stock units will vest in connection with the consummation of the Business Combination.

(8)

The Sponsor is the record holder of the securities reported herein. The Sponsor is controlled by its general partner, Leo Investors GP II Limited, which is governed by a three member board of directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. No individual director of the general partner of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which such director directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.
(9)

Represents the 1,090,000 Class A ordinary shares held by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”), the 10,000 Class A ordinary shares held by ICS Opportunities II LLC (“ICS Opportunities II”), and the 360,000 Class A ordinary shares held by ICS Opportunities, Ltd. (“ICS Opportunities”). Millennium International Management LP (“Millennium International Management”) is the investment manager to ICS Opportunities II and ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities. Millennium Management LLC (“Millennium Management”) is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of ICS Opportunities II and ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICs Opportunities. Millennium Group Management LLC (“Millennium Group Management”) is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium international Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, ICS Opportunities II and ICS Opportunities.

(10)	Consists of shares held by Live Oak Ventures, LLC, which is controlled by Charles R. Schwab.
(11)

Represents the 1,513,830 Class A ordinary shares held by Citadel Multi-Strategy Equities Master Fund Ltd., and the 3,630 Class A ordinary shares held by Citadel Securities LLC. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 1,513,830 Class A ordinary shares. Each of Citadel Securities LLC, CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own 3,630 Class A ordinary shares. Kenneth Griffin may be deemed to beneficially own 1,517,460 Class A ordinary shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—Leo

Class B Ordinary Shares

On January 18, 2021, the Sponsor paid $25,000 to cover certain expenses of Leo in consideration of 5,750,000 Class B ordinary shares. On February 25, 2021, Leo effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. On February 2021, the Sponsor transferred 20,000 Class B ordinary shares to Lori Bush, Mary E. Minnick and Mark Masinter. On March 2, 2021, the Sponsor forfeited 25,000 founder shares after the initial public offering as a result of the underwriters’ partial exercise of the over-allotment option. Of the 6,875,000 Class B ordinary shares outstanding as of June 30, 2021, the Sponsor owned an aggregate of 6,770,000 Class B ordinary shares and Lori Bush, Mary E. Minnick and Mark Masinter owned an aggregate of 60,000 Class B ordinary shares.

Under the Existing Governing Documents, the Class B ordinary shares will automatically convert into Class A ordinary shares upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial business combination, the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by Leo in connection with or in relation to the consummation of the initial business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis.

The holders of the Class B ordinary shares agreed not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (i) one year after the completion of the initial business combination or (ii) the date on which Leo completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of Leo’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (except to certain permitted transferees). Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Class B ordinary shares. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, the Class B ordinary shares will be released from the lock-up restrictions.

Private Placement Warrants

Simultaneously with the closing of the initial public offering, Leo consummated the private placement of 5,333,333 private placement warrants at a price of $1.50 per warrant to the Sponsor, generating gross proceeds of $8.0 million. Each private placement warrant is exercisable for one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the private placement warrants were added to the proceeds from the initial public offering to be held in the trust account. If Leo does not complete a business combination within 24 months from the closing of the initial public offering, the private placement warrants will expire worthless. The private placement warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Related Party Loans

The Sponsor had agreed to loan Leo up to $300,000 (the “Note”) to be used for the payment of costs related to the initial public offering. The Note was non-interest bearing, unsecured and was due on the earlier of June 30, 2021 and the closing of the initial public offering. Leo had borrowed $112,000 under the Note, which was fully repaid upon the closing of the IPO on March 2, 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of Leo’s officers and directors may, but are not obligated to, loan Leo funds as may be required (the “Working Capital Loans”). If Leo completes a business combination, it would repay the Working Capital Loans out of the proceeds of the trust account released to Leo. In the event that a Business Combination does not close, Leo may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Except as set forth above, to date, the terms of the Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

Administrative Services Agreement

Leo agreed, commencing on the effective date of the initial public offering through the earlier of Leo’s consummation of a business combination and its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, secretarial and administrative services. For the period ended January 8, 2021 through June 30, 2021, Leo incurred $38,000 in fees for these services.

Leo Registration Rights Agreement

Pursuant to a registration rights agreement entered into on March 2, 2021 (the “Original Registration Rights Agreement”), the holders of the Class B ordinary shares, private placement warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights. The holders of these securities are entitled to make up to three demands, excluding short form demands, that Leo register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination. However, the Original Registration Rights Agreement provides that Leo will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. Leo will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the Original Registration Rights Agreement will terminate upon the execution of the Amended and Restated Registration Rights Agreement. (See the section entitled “Business Combination Proposal — Related Agreements — Amended and Restated Registration Rights Agreement”).

Certain Relationships and Related Person Transactions—Local Bounti

Policies and procedures for related party transactions

The Combined Company intends to adopt a new written related party transaction policy to be effective upon the consummation of the Business Combination. The policy will provide that officers, directors, holders of more than 5% of any class of the Combined Company’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the Combined Company without the prior consent of the audit committee, or other independent members of the Combined Company’s board of directors in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the Combined Company to enter into a transaction with an executive officer, director, nominee to become a director of the Combined Company, significant stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

BrightMark Partners, LLC Management Services Agreement

In August 2018, Local Bounti entered into a management services agreement with BrightMark Partners, LLC (“BrightMark”), for certain management services, including management, CFO, business, operational, strategic, and advisory services. The two managing partners of BrightMark, Craig M. Hurlbert and Travis Joyner, are the co-founders and co-CEOs of Local Bounti. Under the agreement, the management services would be provided for an initial term of three years that automatically renews for an additional one-year term. As consideration for management services, BrightMark billed Local Bounti on a monthly basis for services rendered pursuant to the management services agreement, plus costs and expenses. In March 2021, Local Bounti and BrightMark terminated the management services agreement.

For the years ended December 31, 2020 and 2019, Local Bounti incurred management fees of $628,000 and $815,000, respectively. As of December 31, 2020, Local Bounti had accrued $833,000 in unpaid fees owed to Brightmark. Craig M. Hurlbert and Travis Joyner each own the interest of half amount in the transactions based on the 50% ownership of BrightMark Partners, LLC from each of them.

BrightMark Partners LLC previously held shares of Local Bounti, but distributed the shares to Wheat Wind Farms, LLC and McLeod Management Co. LLC, which are controlled by Craig M. Hurlbert, the co-CEO of the combined company, and Travis Joyner, the co-CEO of the combined company, respectively.

Grow Bitterroot Sale Lease Back Transaction and Services Agreement

In June 2020, Local Bounti sold a greenhouse facility it had constructed to Grow Bitterroot, LLC (“Grow Bitterroot”), a related party created as a qualified opportunity zone fund by the co-CEOs of Local Bounti, Messrs. Hurlbert and Joyner, for a total consideration of $4.5 million. Concurrently, Local Bounti and Grow Bitterroot entered into an agreement, whereby Local Bounti leases land and the greenhouse facility from Grow Bitterroot. In addition, Local Bounti and Grow Bitterroot entered into a property maintenance and management services agreement under which Local Bounti will provide all property maintenance and management services, including business, operational, strategic and advisory services in exchange for an annual fee of $50,000. The property maintenance and management services agreement includes an initial term of three years which will renew automatically unless terminated by either party with 30 days’ notice.

In July 2020, Local Bounti began providing development services to Grow Bitterroot in connection with the expansion of the Grow Bitterroot-owned greenhouse facility.

BrightMark Partners LLC Short-Term Lease Agreement

In December 2020, Local Bounti entered into a short-term lease agreement with BrightMark for commercial office space. The lease may be terminated at any time by either party upon 30 days’ written notice. The monthly rent is $2,000 per month ($24,000 per year) during the period of this lease agreement.

McLeod Property HM LLC Commercial Lease

In June 15, 2021, Local Bounti entered into a commercial lease agreement with McLeod Property HM LLC located in Hamilton, MT, whose owner Bridget M. Joyner is the wife of Travis Joyner, the Co-CEO of Local

Bounti. The lease has a one-year term commencing on June 15, 2021, and ending June 14, 2022 or upon lease termination. The lease may be terminated at any time by either party upon 30 days’ written notice. The monthly rent is $3,250 per month and $39,000 per year during the period of this lease agreement.

Right of First Refusal, Co-Sale, and Pre-Emptive Rights Agreement

In July 2019, Local Bounti entered into a right of first refusal, co-sale, and pre-emptive rights agreement (the “ROFR”) with certain holders of Local Bounti’s capital stock including certain directors, officers and holders of 5% or more of Local Bounti’s capital stock. These parties include Live Oak Ventures, LLC, Ron Ramsbacher, MSE Consulting, LLC, Brightmark Partners, LLC (prior to the distribution of shares to entities controlled by Craig Hurlbert and Travis Joyner in 2021), David Lincoln and Josh White. The ROFR will be terminated in connection with the Closing.

Convertible Securities Financing

On April 19, 2021, Local Bounti issued and sold convertible securities (the “Convertible Securities”) to Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (the “Charles R. Schwab Trust 11/22/1985”) in an aggregate principal amount of $10,000,000 and to Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1986 (the “Charles R. Schwab Trust 11/22/1986,” and together with Charles R. Schwab Trust 11/22/1986, the “Convertible Notes Holders”) in an aggregate principal amount of $5,000,000. Interest on the Convertible Securities accrued at a rate of 8%, computed on the basis of the actual number of days elapsed and a year of 365 days. The Convertible Notes Holders are affiliates and under common control with Live Oak Ventures, LLC, a Principal Stockholder of Local Bounti. The Convertible Securities mature twenty-four months from the issuance date. In the event that Local Bounti consummates a Qualified SPAC Transaction, and subject to the Convertible Notes Holders’ right to redeem the Convertible Securities for cash (which will be waived prior to the Closing), the Convertible Securities convert into Local Bounti common stock at a conversion price equal to the product of (i) the value assigned to each share of common stock in such Qualified SPAC Transaction multiplied by (ii) 0.85. The Convertible Notes Holders will therefore be treated for all purposes as the record holder of the shares of Local Bounti common stock in connection with the consummation of a Qualified SPAC Transaction, which includes the Business Combination. For further information on these convertible securities, see the section entitled “Local Bounti’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing arrangements—Convertible securities” and note 12 to our consolidated financial statements contained elsewhere in this joint proxy statement/prospectus.

Family Member

Rick D. Leggott is the control person of Bitterroot Partners, LLC, a Principal Stockholder of Local Bounti, and his immediate family member, Jeff Leggott, is currently a full-time employee of Local Bounti.

Director and Officer Indemnification

See the section entitled “Description of Local Bounti Securities—Limitation on Liability and Indemnification of Officers and Directors” for information on our indemnification arrangements with our directors and executive officers.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Leo is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New Local Bounti, your rights will differ in some regards as compared to when you were a shareholder of Leo.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Leo and New Local Bounti according to applicable law and/or the organizational documents of Leo and New Local Bounti. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New Local Bounti attached hereto as Annex C and Annex D to this joint proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Leo and New Local Bounti.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of a majority of all outstanding shares. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.	Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote (in person, online or by proxy) of a majority of the holders of the Class A ordinary shares and Class B Ordinary Shares entitled to vote entitled to vote and actually casting votes thereon at the extraordinary general meeting, voting as a single class).

	Delaware	Cayman Islands
Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Governing Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors of Leo owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

Business Combination or Antitakeover Statutes	Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group	There are none.

Delaware	Cayman Islands

owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction.

New Local Bounti has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to New Local Bounti.

DESCRIPTION OF NEW LOCAL BOUNTI SECURITIES

The following summary of certain provisions of New Local Bounti securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this joint proxy statement/prospectus as Annex C and Annex D, respectively.

Capital Stock

Authorized Capitalization

The total amount of New Local Bounti’s authorized capital stock consists of 400,000,000 shares of New Local Bounti common stock, par value $0.0001 per share, and 100,000,000 shares of New Local Bounti preferred stock, par value $0.0001 per share. New Local Bounti expects to have approximately 109,559,105 shares of New Local Bounti common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of New Local Bounti’s capital stock. New Local Bounti urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this joint proxy statement/prospectus as Annex C and Annex D, respectively).

Preferred Stock

The Board of New Local Bounti has authority to issue shares of New Local Bounti’s preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of New Local Bounti’s preferred stock could have the effect of decreasing the trading price of New Local Bounti’s common stock, restricting dividends on New Local Bounti’s capital stock, diluting the voting power of New Local Bounti’s common stock, impairing the liquidation rights of New Local Bounti’s capital stock, or delaying or preventing a change in control of New Local Bounti.

Common Stock

New Local Bounti has one class of authorized common stock. Unless New Local Bounti’s board of directors determines otherwise, New Local Bounti will issue all of New Local Bounti’s capital stock in uncertificated form.

Voting Rights

Each holder of New Local Bounti common stock is entitled to one vote per share, submitted to a vote of stockholders, as provided by the Proposed Certificate of Incorporation. The holders of New Local Bounti common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of New Local Bounti stockholders, unless otherwise required by Delaware law or the Proposed Certificate of Incorporation. Delaware law could require either holders of New Local Bounti common stock to vote separately as a single class in the following circumstances:

•

if New Local Bounti were to seek to amend the Proposed Certificate of Incorporation to increase or decrease the par value of a class of New Local Bounti capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if New Local Bounti were to seek to amend the Proposed Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of New Local Bounti capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

The Proposed Certificate of Incorporation and Proposed Bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of New Local Bounti’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of New Local Bounti’s common stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of New Local Bounti’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of New Local Bounti’s Preferred Stock, if any, and any contractual limitations on New Local Bounti’s ability to declare and pay dividends.

Other Rights

Each holder of New Local Bounti common stock is subject to, and may be adversely affected by, the rights of the holders of any series of New Local Bounti preferred stock that New Local Bounti may designate and issue in the future. New Local Bounti’s common stock is not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.

Liquidation Rights

If New Local Bounti is involved in voluntary or involuntary liquidation, dissolution or winding up of New Local Bounti’s affairs, or a similar event, each holder of New Local Bounti common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of New Local Bounti preferred stock, if any, then outstanding.

Warrants

The following discussion of Leo’s public warrants and Leo’s private placement warrants described the terms of such securities prior to giving effect to the Warrant Amendment Proposal. Reference is made to the section of this joint proxy statement/prospectus entitled “Proposals to be Considered by Leo’s Warrant Holders” for a discussion of the Warrant Amendment Proposal.

Public Warrants

Public warrants may only be exercised for a whole number of shares. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will become exercisable on the later of (a) 30 days after the completion of the Business Combination (or any other initial business combination) and (b) 12 months from the closing of the initial public offering; provided in each case that we have an effective registration statement under the Securities Act covering the New Local Bounti Common Stock issuable upon exercise of the public warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or we permit holders to exercise their warrants on a cashless basis under certain circumstances). We have agreed that as soon as practicable, but in no event later than 20 business days after the Closing, we will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the New Local Bounti Common Stock issuable upon exercise of the warrants and to maintain a current prospectus relating to the New Local Bounti Common Stock until the warrants expire or are redeemed, as specified in the Warrant Agreement. If a registration statement covering the New Local Bounti Common Stock issuable upon exercise of the warrants is not effective 60 business days after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of New Local Bounti Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Business Combination or any other Initial Business Combination or earlier upon redemption or liquidation. In addition, if we issue additional New Local Bounti Common Stock or equity-linked securities for capital raising purposes in connection with the Closing at an issue price or effective issue price of less than $9.20 per share of New Local Bounti Common Stock (with such issue price or effective issue price to be determined in good faith by the Leo Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.

Once the warrants become exercisable, we may redeem the outstanding warrants for cash (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last sale price of the New Local Bounti Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants for cash unless a registration statement under the Securities Act covering the New Local Bounti Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to the New Local Bounti Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

Commencing 90 days after the warrants become exercisable, we may redeem the outstanding warrants for New Local Bounti Common Stock:

•	in whole and not in part;

•

at a price equal to a number of shares of New Local Bounti Common Stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the New Local Bounti Common Stock;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last sale price of the New Local Bounti Common Stock equals or exceeds $10.00 per share (as adjusted per share sub-divisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The “fair market value” of the New Local Bounti Common Stock means the average reported last sale price of the New Local Bounti Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In no event will we be required to net cash settle any warrant. If we are unable to complete the Business Combination or any other initial business combination within the combination period and we liquidate the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from our assets held outside of the trust account with respect to such warrants. Accordingly, the warrants may expire worthless.

Private Placement Warrants

The private placement warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private placement warrants and the New Local Bounti Common Stock issuable upon exercise of the private placement warrants will not be transferrable, assignable or salable until 30 days after the completion of the Business Combination or any other initial business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by TortoiseCorp and exercisable by such holders on the same basis as the public warrants.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New Local Bounti. New Local Bounti expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Local Bounti to first negotiate with the Board, which New Local Bounti believes may result in an improvement of the terms of any such acquisition in favor of New Local Bounti’s stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Chief Executive Officer, (c) the Lead Independent Director (as defined in the Proposed Bylaws) or (d) the Board pursuant to a resolution adopted by a majority of the Whole Board.

Action by Written Consent

The Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.

Staggered Board

The New Local Bounti board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by New Local Bounti stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of New Local Bounti, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

The Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two-thirds of the voting power of all of the then outstanding shares of voting stock of New Local Bounti entitled to vote at an election of directors.

Stockholders Not Entitled to Cumulative Voting

The Proposed Certificate of Incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of New Local Bounti’s common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-takeover Statute

New Local Bounti will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. Our board of directors has determined to be subject to Section 203 of the DGCL.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that New Local Bounti will indemnify New Local Bounti’s directors to the fullest extent authorized or permitted by applicable law. New Local Bounti expects to enter into agreements to indemnify New Local Bounti’s directors, executive officers and other employees as determined by the Board. Under the Proposed Bylaws, New Local Bounti is required to indemnify each of New Local Bounti’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New Local Bounti or was serving at New Local Bounti’s request as a director, officer, employee or agent for another entity. New Local Bounti must indemnify New Local Bounti’s officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of New Local Bounti, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require

New Local Bounti to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by New Local Bounti. Any claims for indemnification by New Local Bounti’s directors and officers may reduce New Local Bounti’s available funds to satisfy successful third-party claims against New Local Bounti and may reduce the amount of money available to New Local Bounti.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Combined Company, (ii) any action or processing asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Combined Company to the Combined Company or the Combined Company’s stockholders, (iii) any action or proceeding asserting a claim against the Combined Company or any current or former director, officer or other employee of the of the Combined Company or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Bylaws (as each may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Bylaws (including any right, obligation or remedy thereunder), (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, and (vi) any action asserting a claim against the Combined Company or any director, officer or other employee of the Combined Company or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, New Local Bounti’s Proposed Certificate of Incorporation provides that, unless the Combined Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution any complaint asserting a cause of action arising under the Securities Act. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Combined Company will be deemed to have notice of and to have consented to the forum provisions in the Proposed Certificate of Incorporation.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of New Local Bounti’s Proposed Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Transfer Agent

The transfer agent for New Local Bounti common stock will be Continental.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW LOCAL BOUNTI COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Local Bounti Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Local Bounti at the time of, or at any time during the three months preceding, a sale and (ii) New Local Bounti is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Local Bounti was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Local Bounti Common Stock shares for at least six months but who are affiliates of New Local Bounti at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New Local Bounti Common Stock then outstanding; or

•	the average weekly reported trading volume of the New Local Bounti Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Local Bounti under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Local Bounti.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their Class B ordinary shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the Business Combination, New Local Bounti will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New Local Bounti’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Local Bounti’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Local Bounti Board, (ii) otherwise properly brought before such meeting by or at the direction of the New Local Bounti Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in New Local Bounti’s Proposed Bylaws. To be timely for New Local Bounti’s annual meeting of stockholders, New Local Bounti’s secretary must receive the written notice at New Local Bounti’s principal executive offices:

•	not later than the 90th day; and

•	not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New Local Bounti’s 2021 annual meeting) or New Local Bounti holds its annual meeting of stockholders more than 30 days before or 70 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in the bylaws. The Chairperson of the New Local Bounti Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2021 annual general meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Local Bounti begins to print and send out its proxy materials for such 2021 annual meeting (and New Local Bounti will publicly disclose such date when it is known).

Stockholder Director Nominees

New Local Bounti’s Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by New Local Bounti’s Proposed Bylaws. In addition, the stockholder must give timely notice to New Local Bounti’s secretary in accordance with New Local Bounti’s Proposed Bylaws, which, in general, require that the notice be received by New Local Bounti’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Leo Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Following the Business Combination, such communications should be sent in care of New Local Bounti, Investor Relations, investors@localbounti.com,490 Foley Lane, Hamilton, MT 59480, (406) 361-3711. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, NY, has passed upon the validity of the securities of New Local Bounti offered by this joint proxy statement/prospectus and certain other legal matters related to this joint proxy statement/prospectus.

EXPERTS

The financial statements of Leo Holdings III Corp as of January 18, 2021 and for the period from January 8, 2021 (inception) through January 18, 2021 appearing in this joint proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Local Bounti Corporation as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, included in the Proxy Statement of Leo Holdings III Corp, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph regarding going concern), and included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Leo and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Leo’s annual report to shareholders and Leo’s proxy statement. Upon written or oral request, Leo will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Leo delivers single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Leo delivers single copies of such documents in the future. Shareholders may notify Leo of their requests by calling or writing Leo at its executive offices at 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or (310) 800-1000.

ENFORCEABILITY OF CIVIL LIABILITY

Leo is a Cayman Islands exempted company. If Leo does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Leo. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Leo in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Leo may be served with process in the United States with respect to actions against Leo arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Leo’s securities by serving Leo’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Leo’s securities is Continental.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Leo has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this joint proxy statement/prospectus. This joint proxy statement/prospectus is a part of that registration statement.

Leo files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Leo at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this joint proxy statement/prospectus or any Annex to this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this joint proxy statement/prospectus relating to Leo has been supplied by Leo, and all such information relating to Local Bounti has been supplied by Local Bounti. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokers, please call: (203) 658-9400

E-mail: LIII.info@investor.morrowsodali.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meeting, or no later than November 8, 2021.

All information contained in this document relating to Leo has been supplied by Leo and all such information relating to Local Bounti has been supplied by Local Bounti. Information provided by Leo or Local Bounti does not constitute any representation, estimate or projection of the other.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of

Leo Holdings III Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Leo Holdings III Corp (the “Company”) as of January 18, 2021, and the related statements of operations, changes in shareholder’s equity and cash flows for the period from January 8, 2021 (inception) through January 18, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 18, 2021, and the results of its operations and its cash flows for the period from January 8, 2021 (inception) through January 18, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

March 1, 2021

LEO HOLDINGS III CORP

BALANCE SHEET

JANUARY 18, 2021

Assets:

Current assets:

Prepaid expenses	$14,516

Total current assets	14,516

Deferred offering costs associated with proposed public offering	35,000

Total Assets	$49,516

Liabilities and Shareholder’s Equity:

Current liabilities:

Accrued expenses	$35,000

Total current liabilities	35,000

Commitments and Contingencies

Shareholder’s Equity:

Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,900,000 shares issued and outstanding (1)(2)	690
Additional paid-in capital	24,310

Accumulated deficit	(10,484)

Total shareholder’s equity	14,516

Total Liabilities and Shareholder’s Equity	$49,516

(1)	This number includes up to 900,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
(2)

On February 25, 2021, the Company effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4).

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS III CORP

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH JANUARY 18, 2021

General and administrative expenses	$10,484

Net loss	$(10,484)

Weighted average shares outstanding, basic and diluted(1)(2)	6,000,000

Basic and diluted net loss per share	$(0.00)

(1)	This number excludes an aggregate of up to 900,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
(2)

On February 25, 2021, the Company effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4).

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS III CORP

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH JANUARY 18, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance — January —January 8, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor (1)(2)	—	—	6,900,000	690	24,310	—	25,000
Net loss	—	—	—	—	—	(10,484)	(10,484)

Balance—January 18, 2021	—	$—	6,900,000	$690	$24,310	$(10,484)	$14,516

(1)	This number includes up to 900,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
(2)

On February 25, 2021, the Company effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4).

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS III CORP

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH JANUARY 18, 2021

Cash Flows from Operating Activities:
Net loss	$(10,484)
Changes in operating assets and liabilities:
Prepaid expenses	10,484

Net cash used in operating activities	—

Net increase in cash	—
Cash—beginning of the period	—

Cash—ending of the period	$—

Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in accrued expenses	$35,000
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS III CORP

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Organization and Business Operations

Leo Holdings III Corp (the “Company”) was incorporated as a Cayman Islands exempted company on January 8. 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search for a target business in the consumer sector. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of January 18, 2021, the Company had not commenced any operations. All activity for the period from January 8, 2021 (inception) through January 18, 2021 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Leo Investors III Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering (the “Proposed Public Offering”) of 24,000,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (or 27,600,000 units if the underwriter’s over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 4,866,667 warrants (or 5,346,667 warrants if the underwriter’s over-allotment option is exercised in full) (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes paid or payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide its holders (the “Public Shareholders”) of its Class A ordinary shares, par value $0.0001, sold in the Proposed Public Offering (the “Public Shares”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 5). These Public Shares will be classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination. Subsequent to the consummation of the Proposed Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Proposed Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) will agree not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Proposed Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to

F-8

us to fund the Company’s regulatory compliance requirements, and other costs related thereto and/or to pay the Company’s income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or members of the Company’s management team acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, except our independent registered public accounting firm, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the issuance of these financial statements.

F-9

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Deferred Offering Costs Associated with the Proposed Public Offering

Deferred offering costs consist of legal fees incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares

F-10

outstanding during the period, excluding common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 900,000 shares of Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter (see Note 4). At January 18, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes”. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of January 18, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

The Company’s management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3—Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 24,000,000 Units at a price of $10.00 per Unit (or 27,600,000 units if the underwriter’s over-allotment option is exercised in full). Each Unit consists of one Class A ordinary share, and one-fifth of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4—Related Party Transactions

Founder Shares

On January 18, 2021, the Sponsor paid $25,000 to cover certain expenses of the Company in consideration of 5,750,000 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). On February 25, 2021, the Company effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. The Sponsor has agreed to forfeit up to 900,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriter. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriter so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Proposed Public Offering.

F-11

The initial shareholders will agree, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

The Sponsor will agree to purchase an aggregate of 4,866,667 Private Placement Warrants (or 5,346,667 Private Placement Warrants if the underwriter’s over-allotment option is exercised in full), at a price of $1.50 per Private Placement Warrant ($7.3 million in the aggregate, or approximately $8.0 million if the underwriter’s over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On January 13, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Proposed Public Offering pursuant to a promissory note (the “Note”). This Note is non-interest bearing and payable on the earlier of June 30, 2021 or the completion of the Proposed Public Offering. As of January 18, 2021, the Company had no borrowings under the Note. Subsequent to January 18, 2021, the Company borrowed approximately $112,701 under the Note.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

F-12

Administrative Support Agreement

Commencing on the date that the Company’s securities are first listed on the New York Stock Exchange, the Company will agree to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Note 5—Commitments & Contingencies

Registration and Shareholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed upon consummation of the Proposed Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriter a 45-day option from the final prospectus relating to the Proposed Public Offering to purchase up to 3,600,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriter will be entitled to an underwriting discount of $0.20 per unit, or $4.8 million in the aggregate (or approximately $5.5 million in the aggregate if the underwriter’s over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, $0.35 per unit, or $8.4 million in the aggregate (or approximately $9.7 million in the aggregate if the underwriter’s over-allotment option is exercised in full) will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6—Shareholder’s Equity

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of January 18, 2021, there were no Class A ordinary shares issued or outstanding.

F-13

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of January 18, 2021, there were 6,900,000 Class B ordinary shares outstanding, which amount have been retroactively restated to reflect the share capitalization as discussed in Note 4. Of the 6,900,000 Class B ordinary shares outstanding, up to 900,000 shares are subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day immediately following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of Class A ordinary shares issued and outstanding upon completion of the Proposed Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Preference Shares—The Company is authorized to issue 5,000,000 preference shares, with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of January 18, 2021, there were no preference shares issued or outstanding.

Warrants—Public Warrants may only be exercised for a whole number of shares.

No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than twenty business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with

F-14

Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Proposed Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the closing price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

In addition, commencing on the day the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•

$0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•

if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted for adjustments) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon

F-15

exercise or the exercise price of a warrant as described under the heading “Description of Securities—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the average last reported sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants for Class A ordinary shares” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of Warrants for Class A ordinary shares” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

Note 7—Subsequent Events

On February 25, 2021, the Company effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization.

Subsequent to January 18, 2021, the Company borrowed approximately $112,701 under the Note.

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to March 1, 2021, the date that the audited financial statements were available to be issued. Based upon this review, management did not identify any subsequent events, except as noted above, that would have required adjustment or disclosure in the financial statements.

F-16

LEO HOLDINGS III CORP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2021
Assets:
Current assets:
Cash	$460,232
Prepaid expenses	919,083

Total current assets	1,379,315
Investments held in Trust Account	275,006,781

Total Assets	$276,386,096

Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$11,500
Accrued expenses	122,328

Total current liabilities	133,828
Deferred underwriting commissions	9,625,000
Warrant liabilities	12,566,666

Total liabilities	22,325,494
Commitments and Contingencies (Note 6)
Class A ordinary shares, $0.0001 par value; 24,906,060 shares subject to possible redemption at $10.00 per share	249,060,600
Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 2,593,940 shares issued and outstanding (excluding 24,906,060 shares subject to possible redemption)	259
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,875,000 shares issued and outstanding	688
Additional paid-in capital	9,305,166
Accumulated deficit	(4,306,111)

Total shareholders’ equity	5,000,002

Total Liabilities and Shareholders’ Equity	$276,386,096

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEO HOLDINGS III CORP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30, 2021	For the Period from January 8, 2021 (Inception) through June 30, 2021
Operating expenses
General and administrative expenses	$461,434	$586,376
Administrative fee - related party	27,884	37,561

Loss from operations	(489,318)	(623,937)
Other income (expenses):
Change in fair value of warrant liabilities	(4,821,666)	(3,413,333)
Offering costs associated with issuance of warrants	—	(275,622)
Net gain from investments held in Trust Account	6,781	6,781

Net loss	$(5,304,203)	$(4,306,111)

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	27,500,000	27,500,000

Basic and diluted net income per share, Class A ordinary shares	$0.00	$0.00

Weighted average shares outstanding of Class B ordinary shares, basic and diluted	6,875,000	6,608,477

Basic and diluted net loss per share, Class B ordinary shares	$(0.77)	$(0.65)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEO HOLDINGS III CORP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from January 8, 2021 (Inception) through June 30, 2021

	Ordinary Shares				Additional	Retained Earnings	Total
	Class A		Class B		Paid-in	(Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—January 8, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	6,900,000	690	24,310	—	25,000
Sale of units in initial public offering, less fair value of warrant liabilities for public warrants	27,500,000	2,750	—	—	270,377,250	—	270,380,000
Offering costs	—	—	—	—	(15,504,954)	—	(15,504,954)
Excess cash received over the fair value of the private warrants	—	—	—	—	3,466,667	—	3,466,667
Class A ordinary shares subject to possible redemption	(25,436,480)	(2,544)	—	—	(254,362,256)	—	(254,364,800)
Net income	—	—	—	—	—	998,092	998,092

Balance—March 31, 2021 (unaudited)	2,063,520	206	6,900,000	690	4,001,017	998,092	5,000,005
Class B ordinary shares forfeited	—	—	(25,000)	(2)	2	—	—
Class A ordinary shares subject to possible redemption	530,420	53	—	—	5,304,147	—	5,304,200
Net loss	—	—	—	—	—	(5,304,203)	(5,304,203)

Balance—June 30, 2021 (unaudited)	2,593,940	$259	6,875,000	$688	$9,305,166	$(4,306,111)	$5,000,002

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEO HOLDINGS III CORP

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from
January 8, 2021 (Inception)
through June 30, 2021
Cash Flows from Operating Activities:
Net loss	$(4,306,111)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	3,413,333
Offering costs associated with issuance of warrants	275,622
Net gain from investments held in Trust Account	(6,781)
Changes in operating assets and liabilities:
Prepaid expenses	(894,083)
Accounts payable	11,500
Accrued expenses	37,328

Net cash used in operating activities	(1,469,192)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(275,000,000)

Net cash used in investing activities	(275,000,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	111,835
Repayment of note payable to related party	(111,835)
Proceeds received from initial public offering, gross	275,000,000
Proceeds received from private placement	8,000,000
Offering costs paid	(6,070,576)

Net cash provided by financing activities	276,929,424

Net increase in cash	460,232
Cash—beginning of the period	—

Cash—end of the period	$460,232

Supplemental disclosure of noncash activities:
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Offering costs included in accrued expenses	$85,000
Deferred underwriting commissions	$9,625,000
Forfeiture of Class B ordinary shares	$2
Initial value of Class A ordinary shares subject to possible redemption	$253,038,210
Change in value of Class A ordinary shares subject to possible redemption	$(3,977,610)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Organization and Business Operations

Leo Holdings III Corp (the “Company”) was incorporated as a Cayman Islands exempted company on January 8. 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search for a target business in the consumer sector. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from January 8, 2021 (inception) through June 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and since the Initial Public Offering, the search for a potential target. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in trust account from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Leo Investors III LP, a Cayman Islands exempted limited partnership (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 25, 2021. On March 2, 2021, the Company consummated its Initial Public Offering of 27,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,500,000 additional Units to partially cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.8 million, of which approximately $9.6 million was for deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,333,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $8.0 million, and incurring offering costs of approximately $11,000 (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $275.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes paid or payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders are entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). These Public Shares are classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or March 2, 2023 (the “Combination Period”), the Company will (i) cease all operations except

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to fund the Company’s regulatory compliance requirements, and other costs related thereto and/or to pay the Company’s income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or members of the Company’s management team acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On June 17, 2021, the Company entered into an Agreement and Plan of Merger (the “merger agreement”) by and among Longleaf Merger Sub, Inc., a Delaware corporation (“Merger Sub 1”), Longleaf Merger Sub II, LLC (“Merger Sub 2”) and Local Bounti Corporation, a Delaware corporation (“Local Bounti”). Pursuant to the merger agreement, each issued and outstanding Class A and Class B ordinary share of the Company will be converted into one share of common stock, par value $0.0001 per share, of the Company (the “New Local Bounti Common Stock”); each issued and outstanding whole warrant to purchase Class A ordinary shares of the Company will automatically represent the right to purchase one share of New Local Bounti Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Company’s warrant agreement.

On the date of closing, Merger Sub 1 will merge with and into Local Bounti, which Local Bounti as the surviving company, followed immediately by the merger of the surviving company with and into Merger Sub 2, with

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Merger Sub 2 surviving the merger as a wholly-owned subsidiary of the Company and, after giving effect to the Mergers, Local Bounti will be a wholly-owned subsidiary of the Company.

Refer to the preliminary proxy statement/consent solicitation statement/prospectus, as filed in Form S-4 with the Securities and Exchange Commission on July 19, 2021 for additional information.

Liquidity and Capital Resources

As of June 30, 2021, the Company had approximately $460,000 in its operating bank account and working capital of approximately $1.2 million.

The Company’s liquidity needs through June 30, 2021 have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $112,000 from the Sponsor pursuant to the Note (as defined in Note 5), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid the Note in full on March 3, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of June 30, 2021, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended June 30, 2021 and for the period from January 8, 2021 (inception) through June 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021 or for any future periods.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the prospectus filed by the Company with the SEC on March 2, 2021.

Principles of Consolidation

The condensed consolidated financial statements of the Company include its wholly-owned subsidiary in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of June 30, 2021, the Company has not experienced any losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in net gain from investments held in Trust Account in the accompanying unaudited condensed statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed consolidated balance sheets.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to FASB ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and FASB ASC Topic 815, “Derivatives and Hedging, Contracts in Entity’s Own Equity” (“ASC 815-40”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for its warrants issued in connection with its Initial Public and Private Placement, as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued in connection with the Private Placement has been estimated using a Monte-Carlo simulation at each balance sheet date. The fair value of the warrants issued in connection with the Initial Public Offering was initially measured using a Monte-Carlo simulation model and subsequently been measured based on the market price at each measurement date when separately listed and traded. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A ordinary shares were charged to shareholders’ equity upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021, 24,906,060 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheet.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes”. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) per Ordinary Share

The Company’s unaudited condensed consolidated statements of operations includes a presentation of income (loss) per Class A ordinary share subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income per Class A ordinary share, basic and diluted, is calculated by dividing the investment income earned on investments held in Trust Account by the weighted average number of Class A ordinary shares outstanding for the periods. Net loss per Class B ordinary share, basic and diluted, is calculated by dividing the net loss, less income attributable to Class A ordinary shares, by the weighted average number of Class B ordinary shares outstanding for the periods.

The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, (ii) exercise of over-allotment and (iii) Private Placement since the exercise price of the warrants is in excess of the average ordinary shares price for the period and therefore the inclusion of such warrants would be anti-dilutive.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share:

		For the Period from
	For the Three Months Ended June 30, 2021	January 8, 2021 (Inception) through June 30, 2021
Class A ordinary shares
Numerator:
Net gain from investments held in Trust Account	$6,781	$6,781

Net income attributable to Class A ordinary shares	$6,781	$6,781
Denominator:
Weighted average shares outstanding of Class A ordinary shares , basic and diluted	27,500,000	27,500,000

Basic and diluted net income per share, Class A ordinary shares	$0.00	$0.00

Class B ordinary shares
Numerator:
Net loss	$(5,304,203)	$(4,306,111)
Less: Net income attributable to Class A ordinary shares	(6,781)	(6,781)

Net loss attributable to Class B ordinary shares	$(5,310,984)	$(4,312,892)
Denominator:
Weighted average shares outstanding of Class B ordinary shares, basic and diluted	6,875,000	6,608,477

Basic and diluted net loss per share, Class B ordinary shares	$(0.77)	$(0.65)

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 8, 2021 (inception). Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.

Note 3—Initial Public Offering

On March 2, 2021, the Company consummated its Initial Public Offering of 27,500,000 Units, including 3,500,000 Over-Allotment Units to partially cover over-allotments, at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.8 million, of which approximately $9.6 million was for deferred underwriting commissions. Each Unit consists of one Class A ordinary share, and one-fifth of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 4—Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,333,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $8.0 million, and incurring offering costs of approximately $11,000.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5—Related Party Transactions

Founder Shares

On January 18, 2021, the Sponsor paid $25,000 to cover certain expenses of the Company in consideration of 5,750,000 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). On February 25, 2021, the Company effected a share capitalization, resulting in an aggregate of 6,900,000 Class B ordinary shares outstanding. The Sponsor agreed to forfeit up to 900,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriter, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters partially exercised

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

their over-allotment option on March 2, 2021 to purchase an addition of 3,500,000 Units, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result of the partial exercise of the over-allotment option, 25,000 Founder Shares were forfeited.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Related Party Loans

On January 13, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This Note was non-interest bearing and payable upon the completion of the Initial Public Offering. As of March 2, 2021, the Company borrowed approximately $112,000 under the Note. The Company repaid the Note in full on March 3, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date that the Company’s securities were first listed on the New York Stock Exchange, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred and paid approximately $28,000 and $38,000 in expenses in connection with such services for the three months ended June 30, 2021 and for the period from January 8, 2021 (inception) through June 30, 2021, respectively, as reflected in the accompanying unaudited condensed consolidated statements of operations.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Commitments and Contingencies

Registration and Shareholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon consummation of the Initial Public Offering. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provided that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 3,600,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters partially exercised their over-allotment option on March 2, 2021 to purchase an additional 3,500,000 Over-Allotment Units. The remaining unexercised over-allotment option expired at the conclusion of the 45-day option period.

The underwriter was entitled to an underwriting discount of $0.20 per unit, or $5.5 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $9.6 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7—Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than twenty business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

In addition, commencing on the day the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•

$0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•

if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted for adjustments) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the average last reported sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants for Class A ordinary shares” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of Warrants for Class A ordinary shares” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

Note 8—Shareholders’ Equity

Preference Shares—The Company is authorized to issue 5,000,000 preference shares, with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of June 30, 2021, there were 2,593,940 shares of Class A ordinary shares

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

outstanding, excluding 24,906,060 Class A ordinary shares subject to possible redemption that were classified as temporary equity in the accompanying condensed consolidated balance sheet.

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of June 30, 2021, there were 6,875,000 Class B ordinary shares were issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day immediately following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of Class A ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Note 9—Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account – U.S. Treasury Securities	$275,006,781	$—	$—	$275,006,781
Liabilities:
Warrant liabilities—public warrants	$6,380,000	$—	$—	$6,380,000
Warrant liabilities—private warrants	$—	$—	$6,186,666	$6,186,666

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement, when the Public Warrants were separately listed and traded in April 2021. There were no other transfers to/from Levels 1, 2, and 3 during the three and six months ended June 30, 2021.

For periods where no observable traded price is available, the fair value of the Public Warrants has been estimated using a Monte-Carlo simulation model. For periods subsequent to the detachment of the Public Warrants from the Units, the fair value of the Public Warrants is based on the observable listed price for such warrants. The fair value of the Private Warrants is determined using a Monte-Carlo simulation model. For the three months ended June 30, 2021 and the period from January 8, 2021 (inception) through ended June 30, 2021, the Company recognized a loss in the fair value of warrant liabilities of approximately $4.8 million and $3.4 million, respectively, presented on the accompanying condensed consolidated statements of operations.

LEO HOLDINGS III CORP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The change in the fair value of the Level 3 derivative warrant liabilities for the three months ended June 30, 2021 and the period from January 8, 2021 (inception) through June 30, 2021 is summarized as follows:

Warrant liabilities at January 8, 2021	$—
Issuance of Public and Private Warrants	9,153,333
Change in fair value of warrant liabilities	(1,408,333)

Warrant liabilities at March 31, 2021	7,745,000
Public Warrants transferred to Level 1	(3,905,000)
Change in fair value of warrant liabilities	2,346,666

Warrant liabilities at June 30, 2021	$6,186,666

The estimated fair value of the Public and Private Placement Warrants, prior to the Public Warrants being traded in an active market, was determined using Level 3 inputs. Inherent in a Monte-Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. Any changes in these assumptions can change the valuation significantly.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	June 30, 2021	March 2, 2021
Exercise price	$11.50	$11.50
Stock Price	$9.87	$9.83
Term (in years)	5.25	5.58
Volatility	17.80%	15.10%
Risk-free interest rate	0.91%	0.79%
Dividend yield	—	—

Note 10—Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Local Bounti Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Local Bounti Corporation and its subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2021.

San Francisco, California

July 16, 2021

LOCAL BOUNTI CORPORATION

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and per Share Amounts)

	As of December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$45	$2,137
Accounts receivable, net of allowance of $8 thousand	11	—
Accounts receivable—related party	322	—
Inventory, net of allowance	243	—
Prepaid assets	7	8

Total current assets	628	2,145
Property and equipment, net	8,423	3,743
Other assets	51	—

Total assets	$9,102	$5,888

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$176	$147
Accrued liabilities	1,294	348
Accrued liabilities—related party	833	342
Short-term debt	50	—

Total current liabilities	2,353	837
Long-term debt	104	2,497
Financing obligation	9,216	—

Total liabilities	11,673	3,334
Stockholders’ equity (deficit)
Voting common stock, 0.0001 par value, 20,000,000 shares authorized, 9,886,283 and 10,291,688 issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Additional paid in capital	9,577	6,293
Accumulated deficit	(12,149)	(3,740)

Total stockholders’ equity (deficit)	(2,571)	2,554

Total liabilities and stockholders’ equity (deficit)	$9,102	$5,888

See accompanying notes to consolidated financial statements

LOCAL BOUNTI CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share and per Share Amounts)

	For the years ended December 31,
	2020	2019
Sales	$82	$—
Cost of goods sold	91	—

Gross loss	(9)	—
Operating expenses:
Research and development	1,079	—
Selling, general and administrative	6,547	3,367
Depreciation	287	—

Total operating expenses	7,913	3,367

Loss from operations	(7,922)	(3,367)
Other income (expense):
Management fee income	35	—
Interest expense, net	(522)	(39)

Loss before income taxes	(8,409)	(3,406)
Income tax expense	—	—

Net loss	(8,409)	(3,406)

Net loss attributable to stockholders (Note 13):

Basic and diluted	$(0.84)	$(0.35)

See accompanying notes to consolidated financial statements

LOCAL BOUNTI CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In Thousands, Except Share Amounts)

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	8,667,296	1	—	$—	$—	$(334)	$(333)
Issuance of common stock	2,516,283	—	—	—	4,500	—	4,500
Share redemption	(891,891)	—	—	—	(149)	—	(149)
Net loss	—	—	—	—	—	(3,406)	(3,406)
Stock-based compensation	—	—	—	—	1,942	—	1,942

Balance as of December 31, 2019	10,291,688	1	—	—	6,293	(3,740)	2,554

Issuance of common stock	—	—	1,799,811	—	—	—	—
Share redemption	(405,405)	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	(8,409)	(8,409)
Stock-based compensation	—	—	—	—	3,295	—	3,295

Balance as of December 31, 2020	9,886,283	$1	1,799,811	$—	$9,577	$(12,149)	$(2,571)

See accompanying notes to consolidated financial statements

LOCAL BOUNTI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	For the years ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(8,409)	$(3,406)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	287	—
Stock-based compensation expense	3,295	1,942
Bad debt allowance	—	—
Inventory allowance	—	—
Changes in assets and liabilities:
Accounts receivable	(11)	—
Accounts receivable—related party	(322)	—
Inventory	(243)	—
Prepaid assets	1	(8)
Other assets	(51)	—
Accounts payable	29	147
Accrued liabilities	1,095	198
Accrued liabilities—related party	491	8

Net cash used in operating activities	(3,838)	(1,119)

Cash flows from investing activities
Purchases of property and equipment	(3,422)	(3,743)

Net cash used in investing activities	(3,422)	(3,743)

Cash flows from financing activities
Proceeds from issuance of common stock	—	4,501
Redemption of common stock	(80)	—
Proceeds from issuance of debt	453	4,561
Repayment of debt	(2,880)	(2,063)
Proceeds from financing obligations—related party	7,675	—

Net cash provided by financing activities	5,168	6,999

Net (decrease) increase in cash and cash equivalents	(2,092)	2,137
Cash and cash equivalents at beginning of period	2,137	—

Cash and cash equivalents at end of period	$45	$2,137

Supplemental disclosures of cash flow information
Cash paid for income taxes	$—	$—
Cash paid for interest	$(49)	$(41)

Non-cash investing and financing activities:
Non-cash purchases of property and equipment	$1,541	$—
Non-cash redemption of common stock	$11	$149

See accompanying notes to consolidated financial statements.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Description of the Business

Local Bounti was founded in August 2018 and is headquartered in Hamilton, Montana. Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. The Company’s vision is to deliver the freshest, locally grown produce over the fewest food miles possible. The Company grows its products in its patented controlled environmental agriculture (“CEA”) facility. Through its CEA process, it is the Company’s goal to produce its products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions help to ensure nutritional value and taste, and the products are non-GMO and pesticide and herbicide free. The Company’s products use 90% less water and 90% less land than conventional agriculture to produce. The Company’s first CEA facility in Hamilton, Montana commenced construction in 2019 and reached full commercial operation by the second half of 2020.

Going Concern and Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and the ability of the Company to obtain the necessary financing to support its operations. For the year ended December 31, 2020, the Company, incurred a net loss of $8,409 thousand and had negative operating cash flows of $3,838 thousand. The Company believes that its current cash is insufficient to cover the expenses it expects to incur during the twelve months after the issuance of the accompanying financial statements. These factors initially gave rise to substantial doubt about the Company’s ability to continue as a going concern.

On June 17, 2021, the Company entered into a business combination agreement with Leo Holdings III Corporation (“Leo III”), a publicly traded special purpose acquisition company, and certain other affiliated entities through a series of transactions (the “Business Combination”). As a result of this merger, Local Bounti would become part of a public company with up to $400,000 thousand in capital to fund the operations after the acquisition. The merger is expected to be completed in the fourth quarter of 2021. While this merger would eliminate any near-term access to capital concerns, the Company cannot be certain that the merger will close or that it will be able to obtain such funds required for operations at terms acceptable to it, or at all.

In the event the Company does not complete the Business Combination, or it is significantly delayed, the Company will need to seek additional funding through private equity financings and/or debt financings to maintain its operations as a going concern. While the Company has historically been successful in obtaining these types of financing from both existing and new investors, there can be no assurance that such additional financing, if necessary, will be available or, if available, that such financing can be obtained on satisfactory terms. See Note 15—Subsequent Events for further information on the Company’s planned Business Combination.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in U.S. Dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and an Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements herein.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of instruments issued for share-based compensation, inventory valuation reserve, and income taxes, among others. The Company bases these estimates on historical experiences and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Significant Risk and Uncertainties

The Company is subject to those risks common in the consumer products and agriculture industries and those risks common to early stage development companies, including, but not limited to, the possibility of not being able to successfully develop or market its products, competition, dependence on key personnel and key external alliances, the ability to maintain and establish relationships with current and future vendors and suppliers, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

Segment Information

The Company’s Co-Chief Executive Officers (“Co-CEOs”), who are the chief operating decision-makers, manage the Company’s operations as a single operating segment.

Cash and Cash Equivalents

The Company considers all highly liquid, short-term investments with an original maturity date of three months or less to be cash equivalents.

The Company deposits its cash and cash equivalents in a commercial bank. From time to time, cash balances in these accounts exceed the Federal Deposit Insurance Corporation insured limits. The Company mitigates exposure to credit risk by placing cash and cash equivalents with highly rated financial institutions. To date, the Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Fair Value Measurement

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The carrying amounts of cash, accounts receivables, accounts payable and promissory notes approximate fair value because of the short maturity associated with these instruments. Long-term debt as of December 31, 2020 and 2019 approximates its fair value as the interest rates are indexed to market rates.

Fair value measurements of assets and liabilities are categorized based on the following hierarchy:

Level 1—Fair value determined based on quoted prices in active markets for identical assets or liabilities.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 2—Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3—Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Inventory

Inventory is carried at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Cost is determined using the weighted average cost method. Inventory write-downs are recorded for shrinkage, damaged, stale and slow-moving items.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions or renewals and improvements are capitalized; expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its economic life are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

•	Greenhouse facility: 30 years

•	Equipment: 5 years

Intangible Assets

Finite-lived intangible assets consist of software. These assets are being amortized over their estimated useful lives. Finite-lived intangible assets are tested for impairment only when management has determined that potential impairment indicators are present.

COVID-19 and PPP Loan

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. On March 27, 2020, the “Coronavirus Aid, Relief and Economic Security (CARES) Act” was signed into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, and deferment of employer side social security payments. On April 2020, the Company received $104 thousand from stimulus loans under the SBA Paycheck Protection Program (“PPP”) of the CARES Act. Refer to Note 6 for additional discussion about the PPP loan, covered rent and other obligations, and covered utility payments incurred by the Company during the permitted period. The Company’s eligibility for the stimulus loan, expenditures that qualify toward forgiveness, and the final balance of the stimulus loan that may be forgiven are subject to audit and final approval

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

by the SBA. To the extent that all or part of the stimulus loan is not forgiven, the Company will be required to pay interest at 1% and, commencing in October 2020, interest payments will be required through the maturity date in April 2022. The terms of the stimulus loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events. The stimulus loan may be accelerated upon the occurrence of an event of default, including if the SBA subsequently reaches an audit determination that the Company does not meet the eligibility criteria. In June 2021, the Company repaid the amounts under the PPP loan.

Leases

The consolidated financial statements reflect the Company’s adoption of ASU No. 2016-02, Leases (“ASC 842”), effective August 20, 2018 (the date of the Company’s incorporation) since it was early adopted by the Company. The Company determines if an arrangement contains a lease at inception. The right-of-use assets, net and liabilities associated with leases are recognized based on the present value of the future minimum lease payments over the lease term. Lease terms reflect options to extend or not to terminate the lease when it is reasonably certain that the option will be exercised. For leases that include residual value guarantees, the Company includes these costs in the lease liability when it is probable such costs will be incurred. Right-of-use assets and obligations for short-term leases (leases with an initial term of 12 months or less) are not recognized in the consolidated balance sheet. See Note 8—Leases for further discussion.

Revenue Recognition

The consolidated financial statements reflect the Company’s adoption of ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606) effective August 20, 2018 (the date of the Company’s incorporation). The Company’s principal business is the production of sustainably grown fresh greens and herbs through controlled environmental agriculture facilities. The Company sells directly to local grocery stores and suppliers that further sell and distribute the produce. Consideration received is not based on further sales of the produce. Revenue recognition is completed on a point in time basis when product control is transferred to the customer. In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms. Customer contracts generally do not include more than one performance obligation and the performance obligation is generally satisfied within 10 to 20 days.

The Company does not have significant unbilled receivable balances arising from transactions with customers. The Company does not capitalize contract inception costs, as contracts (which are in the form of purchase orders from customers) are one year or less and the Company does not incur significant fulfillment costs requiring capitalization.

The Company recognizes shipping and handling costs as fulfillment cost and includes in cost of goods sold upon delivery of the product to the customer.

Research and Development

Research and development expenses consist primarily of compensation to employees engaged in research and development activities, including salaries, and related benefits, in addition to related overhead (including depreciation, utilities and other related allocated expenses) as well as supplies and services related to the development of the Company’s growing process. Local Bounti’s research and development efforts are focused on development of the Company’s process utilizing its CEA facility.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all equity-based awards made to employees, directors, and non-employees, based on estimated fair values recognized over the requisite service period or upon

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

satisfying performance-based vesting conditions in accordance with ASC 718, Stock-Based Compensation. Stock-based payments are recognized in the consolidated statements of operations as a selling, general and administrative expense. The Company recognizes compensation expense for all equity-based awards with service vesting requirements on a straight-line basis over the requisite service period of the awards, which is generally the award’s vesting period. These amounts are reduced by forfeitures as the forfeitures occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts of assets and liabilities for income tax purposes and operating losses carried forward, measured by applying tax rates based on currently enacted tax laws.

Valuation allowances are calculated, when necessary, to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Changes in the valuation allowances occurring in subsequent periods are included in the consolidated statements of operations.

The Company recognizes uncertain tax positions based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. Uncertain income tax positions are not recognized if there is less than a 50% likelihood of being sustained.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company qualifies as an emerging growth company, as defined in the JOBS Act, and therefore intends to take advantage of certain exemptions from various public company reporting requirements, including delaying adoption of new or revised accounting standards until those standards apply to private companies. The effective dates shown below reflect the election to use the extended transition period.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)”. This ASU amends guidance on reporting credit losses for assets held at amortized cost and available for sale debt securities. For assets held at amortized cost, the amendment eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost of the financial assets to present the net amount expected to be collected. ASU 2016-13 is effective for the Company as of January 1, 2023 and early adoption is permitted. The Company believes the adoption of the standard will not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which is intended to simplify various aspects related to accounting for income taxes. ASU

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for the Company beginning January 1, 2022 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3. Inventory

Inventories as of December 31, 2020 and 2019, consisted of the following (in thousands):

	As of December 31,
	2020	2019
Raw materials	$21	$—
Work-in-process	83	—
Finished goods	5	—
Packaging	182	—
Consignment	21

Inventory allowance	(69)	—

Total inventory, net	$243	$—

The assessment of recoverability of inventories and the amounts of any write-downs are based on currently available information and assumptions about future demand and market conditions. Demand for produce may fluctuate significantly overtime, and actual demand and market conditions may be more or less favorable than our projections. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

4. Property and Equipment

Property and equipment as of December 31, 2020 and 2019, consisted of the following (in thousands):

	As of December 31,
	2020	2019
Greenhouse facility	5,203	—
Equipment	1,621	20
Land	345	345
Construction-in-progress	1,541	3,378

Less: Accumulated depreciation	(287)	—

Property and equipment, net	$8,423	$3,743

Depreciation expense related to property and equipment was $287 thousand and $0 for the years ended December 31, 2020 and 2019, respectively.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Accrued Liabilities

Accrued liabilities as of December 31, 2020 and 2019, consisted of the following (in thousands):

	As of December 31,
	2020	2019
Accrued payroll	$1,125	$18
Accrued shareholder settlement	—	149
Accrued legal fees	—	58
Accrued agriculture expenses	125	101
Accrued software fees	44	—
Other accrued expenses	—	22

Total accrued liabilities	$1,294	$348

6. Debt

Debt as of December 31, 2020 and 2019, consisted of the following (in thousands):

	As of December 31,
	2020	2019
Promissory notes	$—	$2,497
PPP loan	104	—
Share settlement note	50	—

Total debt	154	$2,497

Less: current portion	(50)	—

Long-term debt, less current portion	$104	$2,497

Promissory Notes

In July 2019, the Company entered into two promissory notes with a financial institution in a principal amount of $322 thousand used for Company’s working capital requirement and $2,175 thousand used for construction of the CEA facility in Hamilton, Montana. The notes accrue interest based on the published Federal Home Loan Bank of Des Moines plus a margin of 2.05%. The interest rates on the promissory notes were 4.28% as of December 31, 2019. The notes have maturity dates of January 22, 2027 and July 22, 2029. The notes were settled as part of the financing transaction of the facility with Grow Bitterroot in June 2020. See Note 14—Related Party Transactions for more details.

PPP Loan

In April 2020, the Company received loan proceeds in the amount of $104 thousand under the Paycheck Protection Program (“PPP”). The loans and accrued interest are forgivable after eight weeks, as long as, the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintain its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loans is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. In June 2021, the Company repaid all outstanding amounts on this loan.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share Settlement Note

In April 2020, the Company entered into a promissory note with a former stockholder in a principal amount of $80 thousand in connection with the share settlement as discussed in Note 9—Stockholders’ Equity (Deficit), below. The note accrues interest at the rate of 0.91% and is paid in monthly payments of $5 thousand until the maturity date of October 1, 2021. In March 2021, all outstanding amounts were repaid to the former stockholder.

7. Financing Obligation

In June 2020, the Company entered into a sale and finance leaseback transaction with a related party for land and a facility in Hamilton, Montana, used for warehouse and greenhouse space, for an initial term of 15 years or through May 2035. The Company also has an option to extend the term of the facility lease for three consecutive terms of five years each, of which the Company currently reasonably expects to extend the first term. The transaction did not qualify for sale leaseback accounting due to the finance leaseback classification prohibiting sale accounting. Therefore, the assets remain on the consolidated balance sheet (refer to Note 4—Property and Equipment) with the proceeds from the transaction and purchases of equipment on behalf of the related party recorded as a financing obligation. In addition, the Company will manage the facility and perform maintenance in exchange for a management fee under the property maintenance and management services agreement. The contractual payments for both the lease agreement and property maintenance and management agreement are applied as payments of deemed principal and imputed interest. The Company utilized a rate of 11.60% to calculate imputed interest. See Note 14—Related Party for further discussion.

The lease agreement does not contain residual value guarantees. The agreement does not contain restrictions or covenants that may result in additional financial obligations. The landlord has the option to construct future improvements on the property; when the improvements are completed, the base rent will increase.

The following tables summarizes the financing obligation and the presentation in our consolidated statements of operations for the period presented (in thousands):

For the year ended December 31,
2020
Financing obligation:
Amortization of financing obligation assets	$215
Interest on financing liabilities	475

Total financing obligations	$690

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes future financing obligation payments by fiscal year for the year ending December 31, 2020 (in thousands):

As of December 31,	Finance Obligation
2021	$763
2022	779
2023	823
2024	862
2025	879
Thereafter	14,608

Total financing obligation payments	18,714
Amount representing interest	(13,599)
Net financing obligation and asset at end of term	2,071

Financing obligation liability	7,186
CIP obligation	2,030

Total financing obligation	$9,216

8. Leases

The Company determines whether a contract is or contains a lease at inception of a contract. The Company defines a lease as a contract, or part of a contract, that conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. Control over the use of the identified asset means that the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. The Company’s lease contract does not contain any non-lease components.

Operating Lease

The company currently maintains operating leases for both buildings and equipment under short-term lease arrangements. Total expense related to these arrangements totaled $37 thousand and $0 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company did not have any long-term lease obligations.

As of December 31, 2020, the Company did not have any additional significant operating or finance leases that have not yet commenced but that create significant rights and obligations.

9. Stockholders’ Equity (Deficit)

Common Stock

The rights of the holders of the voting common stock and nonvoting common stock are as follows:

•	Voting Common Stock—Each holder of common stock is entitled to one vote for each share of common stock held.

•

Nonvoting Common Stock—Each holder of nonvoting common stock is entitled to zero votes for each share of nonvoting common stock held. Holders of nonvoting common stock shall not be entitled to information rights, or rights to dividends or other distributions, until immediately prior to a liquidation event. See Note 10—Stock-Based Compensation, below, for further discussion on nonvoting common stock.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions Related to Common Stock

In 2019, the Company exercised its right to repurchase certain unvested shares of restricted stock, pursuant to the terms of the issuance agreement, and placed a portion into escrow, as the result of a dispute with a former stockholder. In April 2020, the Company entered into a settlement agreement for the repurchase of all the shares from the former stockholder, including the vested and unvested restricted shares and the remaining unrestricted shares not subject to vesting conditions. As part of the settlement agreement for the repurchase of all the restricted and unrestricted shares, the Company paid the former stockholder a total of $80 thousand in cash and entered into a term note, Note 6—Debt, above, with the former stockholder for $80 thousand.

Stock Split

On December 31, 2019, the Company effected an eleven-for-one stock split of our common stock, $.0001 par value, in the form of a stock dividend. Our consolidated financial statements and related notes have been adjusted to give retroactive effect to the stock split for all periods presented.

10. Stock-based Compensation

In 2020, the Company adopted an Equity Incentive Plan (the “Plan”) pursuant to which the Company’s BOD may grant stock awards to employees and service providers. According to the Plan, incentive stock options may only be granted to eligible employees. Non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and change in control restricted stock may be granted to service providers. A total of 2,250,000 shares of nonvoting common stock may be issued. In March 2021, the Plan was amended to adjust the total number of shares of nonvoting common stock issuable to 2,219,724. In June 2021, the Plan was further amended to adjust the total number of shares of nonvoting common stock issuable to 3,250,000 and 979,303 additional shares remain available for grant under the Plan.

Change in Control Restricted Stock

In 2020, the Company granted 1,799,811 Change in Control Restricted Stock (“CIC Restricted Stock”) to certain employees and directors that vest upon either a Change in Control or Qualified Public Offering, as defined by the respective CIC Restricted Stock agreement. The grant date fair value was based upon a Common Stock value of approximately $6.31. The Company determined the fair value of common stock at each grant date using an interpolation model based on qualitative and quantitative factors between two known transaction dates. As of December 31, 2020, the conditions for vesting have not been met. As such, the Company has not recognized stock compensation expense related to the CIC Restricted Stock. As of December 31, 2020, unrecognized compensation expense related to non-vested restricted shares was $11,357 thousand.

Stock Restriction Agreements

On June 27, 2019, the Company entered into stock restriction agreements with two stockholders of the Company, whereby certain vesting restrictions were imposed on the stockholders’ shares as a condition to a third-party investor’s obligation to invest in the Company at a cash purchase price of approximately $19.67. Under the stock restriction agreements, the Company has the exclusive option to repurchase all or any portion of the restricted shares held by the stockholders which have not vested upon termination of their services. The restricted shares are released from the Company’s option to repurchase in twelve quarterly installments. In April 2020, the Company entered into a settlement agreement for the repurchase of all the shares from one of the stockholders, as discussed in Note 9—Stockholders’ Equity (Deficit). The grant date fair value of the restricted shares was deemed to be the price per share as determined in the contemporaneous issuance of common stock.

Compensation expense recorded for the year ended December 31, 2020 and 2019 for the restricted shares was $3,295 thousand and $1,942 thousand, respectively. As of December 31, 2020 and 2019, unrecognized

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

compensation expense related to non-vested restricted shares was $4,942 thousand and $8,237 thousand. In March 2021, the Company terminated the stock restriction agreement with the remaining stockholder and recognized all remaining unvested compensation expense.

11. Revenue

Nature of Revenues

Substantially all of the Company’s revenue from contracts with customers consists of the sale sustainably grown fresh greens and herbs in the United States and is recognized at a point in time in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Customers issue purchase orders in advance and the produce is either picked up at the CEA facility or delivered to the grocery stores by the Company. Each purchase order that is fulfilled by the Company is the performance obligation.

All sales are recorded within revenue on the accompanying consolidated statements of operations. The Company recognized $82 thousand and $0 revenue for the years ended December 31, 2020 and 2019, respectively. The Company did not have contract assets or contract liabilities as of December 31, 2020 and 2019.

Significant Judgments

Generally, the Company’s contracts with customers comprise a customer purchase order and are governed by industry fair trade practices. In certain instances, it may be further supplemented by separate pricing agreements. All products are sold on a standalone basis; therefore, when more than one product is included in a purchase order, the Company has observable evidence of stand-alone selling price. Contracts do not contain a significant financing component as payment terms on invoiced amounts are typically between 10 to 20 days. Product returns were not significant in 2020.

12. Income Taxes

For the years ended December 31, 2020 and 2019, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2020, the Company had approximately $7,173 thousand of federal and state net operating losses. At December 31, 2019, the Company had approximately $1,370 thousand of federal and state net operating losses. These net operating loss carryforwards can be carried forward by the Company indefinitely.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	For the year ended December 31,
	2020	2019
Currently reportable expense
Federal	$—	$—
State	—	—

	—	—
Deferred benefit:
Federal	1,841	288
State	591	92

	2,432	380
Less valuation allowance	(2,432)	(380)

Total provision for income tax expense	$—	$—

	As of December, 31
	2020	2019
Gross deferred tax assets arising from:
Net operating loss carryforwards	1,990	$380
ASC 842 right-of-use asset and liability	979	—

	2,969	$380
Deferred tax liabilities arising from:
Depreciation	(156)	—

Net deferred tax assets before valuation allowance	2,813	$380
Less valuation allowance	(2,813)	(380)

Net deferred tax assets	$—	$—

For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2020 and 2019.

The Company’s income tax returns and the amount of income or loss reported are subject to examination by the respective taxing authorities. If such examinations result in changes to the profits or losses, the tax liabilities of the Company could be changed accordingly.

13. Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common stock outstanding during the period. In computing earnings per share, the Company’s nonvoting stock is not considered a participating security. Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The computation of net loss per share for the year ended December 31, 2020 excludes 1,799,811 nonvoting shares because the effect was anti-dilutive. No anti-dilutive shares were outstanding for the year ended December 31, 2019.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of the Company’s net loss per share attributable to stockholders for the years ended December 31, 2020 and 2019 (amounts in thousands, except share and per share amounts):

	For the year ended December 31,
	2020	2019
Net loss	$(8,409)	$(3,406)
Weighted average common stock outstanding, basic and diluted	9,997,049	9,798,949

Net loss per common share, basic and diluted	$(0.84)	$(0.35)

14. Related Party Transactions

BrightMark Partners LLC Management Services Agreement

In August 2018, the Company entered into a management services agreement with BrightMark Partners LLC (“BrightMark”), a related party, for certain management services including management, business, operational, strategic, and advisory services. Under the agreement, the management services will be provided for an initial term of three years that automatically renews for an additional one-year term. As consideration for the management services, the Company pays $40 thousand, including costs and expenses incurred by BrightMark on behalf of Local Bounti, as reasonably determined by both parties on a monthly basis. In March 2021, the Company and BrightMark terminated the management services agreement.

For the years ended December 31, 2020 and 2019, the Company incurred management fees of $628 thousand and $815 thousand, respectively.

Accrued liabilities—related party as of December 31, 2020 and 2019 represent amounts owned to BrightMark related to the management services agreement and were $833 thousand and $342 thousand, respectively.

Grow Bitterroot Sale Lease Back Transaction & Property Maintenance and Management Services Agreement

In June 2020, the Company had constructed and sold the facility to Grow Bitterroot, LLC (“Grow Bitterroot”), a related party, for a total consideration of $6,885 thousand. Concurrently, the Company and Grow Bitterroot entered into an agreement, whereby the Company will lease land and greenhouse buildings from Grow Bitterroot. The transaction is accounted for as a financing transaction (a failed sale). In addition, the Company and Grow Bitterroot entered into a property maintenance and management services agreement under which the Company will provide all property maintenance and management services including business, operational, strategic and advisory services in exchange for an annual fee of $50 thousand. The property maintenance and management services agreement includes an initial term of three years with one year autorenewals unless terminated by either party with 30 days’ notice. See Note 7—Financing Obligation for further discussion.

BrightMark Partners LLC Short-Term Lease Agreement

In December 2020, the Company entered into a short-term lease agreement with BrightMark for commercial office space that may terminate at any time by providing 30 days written notice. Due to the short-term nature, the right-of-use assets and lease obligation are not recognized in the consolidated balance sheet.

LOCAL BOUNTI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events

Restricted Stock Grants

In January and March 2021, the Company granted 146,848 and 273,065 additional shares of nonvoting common stock in the form of Change in Control Restricted Stock to employees, respectively. Shares vest upon the consummation of a Change in Control or Qualified Public Offering, as defined by the agreement.

Short-Term Loan

In January 2021, the Company entered into a short-term loan agreement with First Interstate Bank to finance the general working capital for the Company. The loan has a principal balance of $500 thousand, bears interest at 5.25% per annum, and matures on April 2021. As of March 2021, this loan has been repaid in full.

Convertible Notes

During 2021, the Company entered into a series of identical long-term loans with various parties with a maturity date of February 8, 2023. The combined total principal balance is $26,050 thousand and bears interest at 8% per annum. The notes have a conversion feature that triggers upon the earliest of a Qualified Equity Financing or a Qualified SPAC Transaction, as defined by the agreement. Under a Qualified Equity Financing, the outstanding principal of the note automatically converts into the Company’s equity securities at a conversion price of cash price paid per share by 85%. Under a Qualified SPAC Transaction, the outstanding principal of the note automatically converts into a number of the Company’s common stock, at a conversion price equal to value of each share of common stock in the Qualified SPAC Transaction by 85%.

Term Loan

In March 2021, the Company entered into a long-term loan with Cargill Financial Services International, Inc. to finance the general working capital for the Company. The loan has a principal balance of up to $10,000 thousand and bears interest at 8% per annum with a maturity date of March, 22, 2022. The lender has 25% equity warrant coverage on the loan amount. The warrant to purchase shares entitles the lender to a number of shares totaling 25% of the principal amount of loan multiplied by 85% of the lowest cash price per share upon the earliest of a Qualified Equity Financing, Qualified SPAC Transaction, or an Acquisition, as defined by the agreement.

Washington Land Purchase

In June 2021, the Company purchased land in Washington state for $3,106 thousand to serve as the Company’s second CEA facility.

SPAC Transaction

On June 17, 2021, the Company entered into a business combination agreement to merge with Leo III and certain other affiliated entities through a series of transactions (the “Business Combination”). The Business Combination is subject to approval by the stockholders of Leo III and the Company and other customary closing conditions. The Business Combination is anticipated to be accounted for as a reverse capitalization in accordance with U.S. GAAP. In connection with the Business Combination, a subscription agreement was entered into between Leo III and various investors for proceeds of $125,000 thousand (the “PIPE Investment”). The PIPE Investment is conditioned upon the closing of the Business Combination. The proceeds of the PIPE Investment, together with the amounts remaining in Leo III trust account following the closing of the Business Combination, will be retained by the post-combination business.

LOCAL BOUNTI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and per Share Amounts)

	As of June 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	$23,144	$45
Accounts receivable, net of allowance	47	11
Accounts receivable—related party	14	322
Inventory, net of allowance	411	243
Prepaid assets	3,609	7

Total current assets	27,225	628
Property and equipment, net	16,260	8,423
Other assets	40	51

Total assets	$43,525	$9,102

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,890	$176
Accrued liabilities	4,510	1,294
Accrued liabilities—related party	—	833
Share settlement note	—	50
Term loan, net of deferred financing costs	8,864	—

Total current liabilities	15,264	2,353
Long-term debt	—	104
Convertible notes	29,034	—
Warrant liability	1,418	—
Financing obligation	12,426	9,216

Total liabilities	58,142	11,673
Stockholders’ equity (deficit)
Voting common stock, 0.0001 par value, 20,000,000 shares authorized, 9,886,283 issued and outstanding as of June 30, 2021 and December 31, 2020	1	1
Nonvoting common stock, 0.0001 par value, 2,219,724 shares authorized, 2,219,724 and 1,799,881 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid in capital	14,519	9,577
Accumulated deficit	(29,137)	(12,149)

Total stockholders’ deficit	(14,617)	(2,571)

Total liabilities and stockholders’ deficit	$43,525	$9,102

See accompanying notes to unaudited condensed consolidated financial statements

LOCAL BOUNTI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share and per Share Amounts)

	For the six months ended June 30,
	2021	2020
Sales	$165	$—
Cost of goods sold	126	—

Gross profit	39	—
Operating expenses:
Research and development	1,155	—
Selling, general and administrative	11,006	2,948
Depreciation	250	41

Total operating expenses	12,411	2,989

Loss from operations	(12,372)	(2,989)
Other income (expense):
Management fee income	44	8
Convertible notes fair value adjustment	(2,984)	—
Warrants fair value adjustment	(3)	—
Interest expense, net	(1,673)	(114)

Loss before income taxes	(16,988)	(3,095)
Income tax expense	—	—

Net loss	(16,988)	(3,095)

Net loss attributable to stockholders (Note 12):
Basic and diluted	$(1.72)	$(0.31)

See accompanying notes to unaudited condensed consolidated financial statements

LOCAL BOUNTI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In Thousands, Except Share Amounts)

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	9,886,283	$1	1,799,811	$—	$9,577	$(12,149)	$(2,571)
Issuance of common stock	—	—	419,913	—	—	—	—
Net loss	—	—	—	—	—	(16,988)	(16,988)
Stock-based compensation	—	—	—	—	4,942	—	4,942

Balance as of June 30, 2021	9,886,283	$1	2,219,724	$—	$14,519	$(29,137)	$(14,617)

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	10,291,688	$1	—	$—	$6,293	$(3,740)	$2,554
Issuance of common stock	—	—	—	—	—	—	—
Share redemption	(405,405)	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	(3,095)	(3,095)
Stock-based compensation	—	—	—	—	1,647	—	1,647

Balance as of June 30, 2020	9,886,283	$1	—	$—	$7,929	$(6,835)	$1,095

See accompanying notes to unaudited condensed consolidated financial statements

LOCAL BOUNTI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	For the six months ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(16,988)	$(3,095)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	250	41
Stock-based compensation expense	4,942	1,647
Bad debt allowance	(8)	—
Inventory allowance	8	—
Change in Fair Value - Convertible Notes	2,984	—
Change in Fair Value -Warrants	3	—

Amortization of debt issuance costs	429	—

Change in assets and liabilities:
Accounts receivable	(28)	(10)
Accounts receivable - related party	308	(1,183)
Inventory	(176)	(68)
Prepaid assets	(3,602)	(18)
Other assets	11	(62)
Accounts payable	1,714	359
Accrued liabilities	3,266	(18)
Accrued liabilities - related party	(833)	169

Net cash used in operating activities	(7,720)	(2,238)

Cash flows from investing activities
Purchases of property and equipment	(8,087)	(3,654)

Net cash used in investing activities	(8,087)	(3,654)
Cash flows from financing activities
Proceeds from issuance of debt	10,500	537
Payment of debt issuance costs	(150)	—

Proceeds from issuance of convertible notes	26,000	—
Repayment of debt	(654)	(2,850)
Payments of share settlement	—	(11)
Proceeds from financing obligations	3,210	6,954

Net cash provided by financing activities	38,906	4,630
Net increase (decrease) in cash and cash equivalents	23,099	(1,262)
Cash and cash equivalents at beginning of period	45	2,137

Cash and cash equivalents at end of period	$23,144	$875

Non-cash financing activities:
Non-cash proceeds from issuance of convertible notes for services provided	$50	$—

See accompanying notes to unaudited condensed consolidated financial statements.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

1. Business and Basis of Presentation

Description of the Business

Local Bounti was founded in August 2018 and is headquartered in Hamilton, Montana. Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. The Company’s vision is to deliver the freshest, locally grown produce over the fewest food miles possible. The Company grows its products in its patented controlled environmental agriculture (“CEA”) facility. Through its CEA process, it is the Company’s goal to produce its products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions help to ensure nutritional value and taste, and the products are non-GMO and pesticide and herbicide free. The Company’s products use 90% less water and 90% less land than conventional agriculture to produce. The Company’s first CEA facility in Hamilton, Montana commenced construction in 2019 and reached full commercial operation by the second half of 2020.

Going Concern and Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and the ability of the Company to obtain the necessary financing to support its operations. For the six months ended June 30, 2021, the Company, incurred a net loss of $16,988 thousand and had negative operating cash flows of $7,720 thousand. The Company believes that its current cash is insufficient to cover the expenses it expects to incur during the twelve months after the issuance of the accompanying financial statements. These factors initially gave rise to substantial doubt about the Company’s ability to continue as a going concern.

On September 3, 2021, the Company entered into a financing arrangement with Cargill, to assist in funding the operations of the business. The funds received eliminate any near-term capital concerns and alleviated substantial doubt about the entity’s ability to continue as a going concern. See Note 14—Subsequent Events for further information.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) pursuant to the rules and regulations of the Security and Exchange Commission (“SEC”) for interim reporting and are presented in U.S. Dollars. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. As such, the information should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2020 included elsewhere in the prospectus/proxy statement.

Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and an Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the unaudited condensed consolidated financial statements herein.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of instruments issued for share-based compensation, inventory valuation reserve, warrant liabilities, and income taxes, among others. The Company bases these estimates on historical experiences and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Fair Value Measurements

The Company measures fair value based on the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs used in valuation techniques are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1—This level consists of quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2—This level consists of observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—This level consists of unobservable inputs that are used when little or no market data is available.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

COVID-19 and PPP Loan

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. On March 27, 2020, the “Coronavirus Aid, Relief and Economic Security (CARES) Act” was signed into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, and deferment of employer side social security payments. In April 2020, the Company received $104 thousand from stimulus loans under the SBA Paycheck Protection Program (“PPP”) of the CARES Act. Refer to Note 6—Debt for additional discussion about the PPP loan. The Company’s eligibility for the stimulus loan, expenditures that qualify toward forgiveness, and the final balance of the stimulus loan that may be forgiven were subject to audit and final approval by the SBA. To the extent that all or part of the stimulus loan was not forgiven, the Company was required to pay interest at 1% and, commencing in October 2020, interest payments were required through the maturity date in April 2022. The terms of the stimulus loan provide for customary events of default including,

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

among other things, payment defaults, breach of representations and warranties, and insolvency events. The stimulus loan may have been accelerated upon the occurrence of an event of default, including if the SBA subsequently reached an audit determination that the Company did not meet the eligibility criteria. In June 2021, the Company repaid the amounts under the PPP loan.

Research and Development

Research and development expenses consist primarily of compensation to employees engaged in research and development activities, including salaries, and related benefits, in addition to related overhead (including depreciation, utilities and other related allocated expenses) as well as supplies and services related to the development of the Company’s growing process. Local Bounti’s research and development efforts are focused on development of the Company’s process utilizing its CEA facility.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company qualifies as an emerging growth company, as defined in the JOBS Act, and therefore intends to take advantage of certain exemptions from various public company reporting requirements, including delaying adoption of new or revised accounting standards until those standards apply to private companies. The effective dates shown below reflect the election to use the extended transition period.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The standard is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The company is currently in the process of evaluating the impact that the adoption of the ASU will have on our results of operations and financial position and the related disclosures.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

3. Inventory

Inventory is carried at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Cost is determined using the weighted average cost method. Inventory write-downs are recorded for shrinkage, damaged, stale and slow-moving items. Inventories as of June 30, 2021 and December 31, 2020, consisted of the following (in thousands):

	As of June 30, 2021	As of December 31, 2020
Raw materials	$70	$21
Work-in-process	85	83
Finished goods	14	5
Packaging	262	182
Consignment	40	21

Inventory allowance	(60)	(69)

Total inventory, net	$411	$243

The assessment of recoverability of inventories and the amounts of any write-downs are based on currently available information and assumptions about future demand and market conditions. Demand for produce may fluctuate significantly overtime, and actual demand and market conditions may be more or less favorable than our projections. In the event that actual demand is lower than originally projected, additional inventory write- downs may be required.

4. Property and Equipment

Property and equipment as of June 30, 2021 and December 31, 2020, consisted of the following (in thousands):

	As of June 30, 2021	As of December 31, 2020
Greenhouse facility	$5,203	$5,203
Equipment	1,661	1,621
Land	3,451	345
Construction-in-progress	6,482	1,541

Less: Accumulated depreciation	(537)	(287)

Property and equipment, net	$16,260	$8,423

Depreciation expense related to property and equipment was $250 thousand and $41 thousand for the six months ended June 30, 2021 and 2020, respectively.

Washington Land Purchase

In June 2021, the Company purchased land in Washington state for $3,106 thousand to serve as a location for the Company’s second CEA facility.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

5. Accrued Liabilities

Accrued liabilities as of June 30, 2021 and December 31, 2020, consisted of the following (in thousands):

	As of June 30, 2021	As of December 31, 2020
Accrued payroll	$2,580	$1,125
Accrued interest	770	—
Accrued construction expenses	595	—
Other accrued expenses	565	169

Total accrued liabilities	$4,510	$1,294

6. Debt

Debt as of June 30, 2021 and December 31, 2020, consisted of the following (in thousands):

	As of June 30, 2021	As of December 31, 2020
PPP loan	$—	$104
Share settlement note	—	50
Term loan	10,000	—
Unamortized deferred financing costs, Term loan	(1,136)	—
Convertible notes with fair value adjustment ($26,050 thousand in face value)	29,034	—

Total debt	37,898	154
Share settlement note	—	(50)
Term loan, net of deferred financing costs & warrant liability, current portion	(8,864)	—
Convertible notes with fair value adjustment ($26,050 thousand in face value)	(29,034)	—

Long-term debt, less current portion and convertible notes	$—	$104

PPP Loan

In April 2020, the Company received loan proceeds in the amount of $104 thousand under the Paycheck Protection Program (“PPP”). The loans and accrued interest are forgivable after eight weeks, as long as, the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintain its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loans is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. In June 2021, the Company repaid all outstanding amounts on this loan.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Share Settlement Note

In April 2020, the Company entered into a promissory note with a former shareholder in a principal amount of $80 thousand in connection with the share settlement as discussed in Note 8—Stockholders’ Equity (Deficit), below. The note accrues interest at the rate of 0.91% and is paid in monthly payments of $5 thousand until the maturity date of October 1, 2021. In March 2021, all outstanding amounts were repaid to the former shareholder.

Short-Term Loan

In January 2021, the Company entered into a short-term loan agreement with First Interstate Bank to finance the general working capital for the Company. The loan has a principal balance of $500 thousand, bears interest at 5.25% per annum, and matures on April 2021. In April 2021, this loan was repaid in full.

Term Loan

In March 2021, the Company entered into a term loan with Cargill Financial Services International, Inc. to finance the general working capital for the Company. The loan has a principal balance of up to $10,000 thousand and bears interest at 8% per annum with a maturity date of March 22, 2022. As of June 30, 2021, the Company has borrowed the full principal balance of $10,000 thousand. The lender has 25% equity warrant coverage on the loan amount. The warrant to purchase shares entitles the lender to a number of shares totaling 25% of the principal amount of loan multiplied by 85% of the lowest cash price per share upon the earliest of a qualified equity financing, qualified special purpose acquisition company (“SPAC”) transaction, or an acquisition, as defined by the agreement. In September 2021, this loan was repaid in full.

Convertible Notes

During 2021, the Company entered into a series of identical convertible long-term notes with various parties with a maturity date of February 8, 2023. As of June 30, 2021, the combined total principal balance is $26,050 thousand and bears interest at 8% per annum. The notes were accounted for at fair value with changes in fair value being recognized under Convertible notes fair value adjustment within the income statement. The notes have a conversion feature that triggers upon the earliest of a qualified equity financing or a qualified SPAC transaction, as defined by the agreement. Under a qualified SPAC transaction, the outstanding principal of the note automatically converts into a number of common stock, at a conversion price equal to value of each share of common stock in the qualified SPAC transaction multiplied by 85%.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

7. Fair Value Measurements

The following table sets forth, by level within the fair value hierarchy, the accounting of the Company’s financial assets and liabilities at fair value on a recurring and nonrecurring basis according to the valuation techniques the Company uses to determine their fair value (in thousands):

	As of June 30, 2021
	Level 1	Level 2	Level 3
Recurring fair value measurements
Assets:
Money market funds	$23,015	$—	$—

Total	$23,015	$—	$—

Liabilities:
Convertible notes	$—	$—	$29,034
Warrant liability	$—	$—	1,418

Total	$—	$—	$30,452

As of June 30, 2021, and December 31, 2020, the carrying value of all other financial assets and liabilities approximated their respective fair values.

As of June 30, 2021, the Company measured its warrants and convertible notes at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the warrants related to updated assumptions and estimates were recognized as a warrant liability fair value adjustment within the consolidated statements of operations.

The fair value of the Company was determined utilizing both income and market approaches which were weighted equally in the valuation. The fair value of the Company was then allocated to the warrants utilizing an option pricing methodology (“OPM”), estimating the probability weighted value across multiple scenarios. Guideline public company multiples were used to value the Company under certain scenarios. The discounted cash flow method was used to value the Company under the other scenarios. Share value for each class of security was based upon the probability-weighted present value of expected future investment returns, considering each of these possible future outcomes, as well as the rights of each share class.

The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred stock warrants include:

•	the timing of potential events (like in initial public offering or SPAC transaction) and their probability of occurring,

•	the selection of guideline public company multiples,

•	a discount for the lack of marketability of the preferred and common stock,

•	the projected future cash flows, and

•	the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

The Company calculated the estimated fair value of the convertible notes on the date of issuance and at each subsequent reporting date using the following assumptions:

Six months ended June 30,	2021
Implied Yield	21.73%-26.08%
Time from Valuation to Maturity (Years)	1.61
Time from Valuation to SPAC Merger (Years)	0.50
Time from Valuation to Qualified Financing (Years)	1.08

The Company calculated the estimated fair value of the warrants on the date of issuance and at each subsequent reporting date using the following assumptions:

Six months ended June 30,	2021
Risk Free Rate	0.96%-1.05%
Warrant Term (Years)	5.00
Dividend Yield	0.00%
Class Volatility	50.00%
Time to Issuance (Years)	0.50-1.08

The following table presents changes in the Level 3 for the convertible notes and warrant liability measured at fair value on a recurring basis for the six months ended June 30, 2021 (in thousands):

	For the six months ended June 30, 2021
	Convertible notes	Warrant liability
Balance (beginning of period)	$—	$—
Additions	26,050	1,415
Fair value measurement adjustments	2,984	3

Balance (end of period)	$29,034	$1,418

As of June 30, 2021, the Company had no transfers between levels of the fair value hierarchy of its liabilities measured at fair value.

8. Stockholders’ Equity (Deficit)

Common Stock

The rights of the holders of the voting common stock and nonvoting common stock are as follows:

•	Voting Common Stock—Each holder of common stock is entitled to one vote for each share of common stock held.

•

Nonvoting Common Stock—Each holder of nonvoting common stock is entitled to zero votes for each share of nonvoting common stock held. Holders of nonvoting common stock shall not be entitled to information rights, or rights to dividends or other distributions, until immediately prior to a liquidation event. See Note 9—Stock-Based Compensation, below, for further discussion on nonvoting common stock.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Transactions Related to Common Stock

In December 2019, the Company entered into a settlement agreement to repurchase all of the remaining unvested restricted shares from a former shareholder subject to the stock restriction agreement (See Note 9 – Stock Based Compensation) for a total of $149 thousand with amounts being held in escrow. In April 2020, the Company entered into a settlement agreement for the repurchase of all the shares from the former shareholder, including the vested and unvested restricted shares and the remaining unrestricted shares not subject to vesting conditions. As part of the settlement agreement for the repurchase of all the restricted and unrestricted shares, the Company paid the former shareholder a total of $80 thousand in cash and entered into a term note, see Note 6—Debt, above, for further details.

9. Stock-based Compensation

In 2020, the Company adopted an Equity Incentive Plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock awards to employees and service providers. According to the Plan, incentive stock options may only be granted to eligible employees. Non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and change in control restricted stock may be granted to service providers. A total of 2,250,000 shares of nonvoting common stock may be issued. In March 2021, the Plan was amended to adjust the total number of shares of nonvoting common stock issuable to 2,219,724. In June 2021, the Plan was further amended to adjust the total number of shares of nonvoting common stock issuable to 2,270,697, no additional shares remain available for grant under the Plan.

Change in Control Restricted Stock

In 2020, the Company granted 1,799,811 Change in Control Restricted Stock (“CIC Restricted Stock”) to certain employees and directors that vest upon either a Change in Control or Qualified Public Offering, as defined by the respective CIC Restricted Stock agreement. The grant date fair value was based upon a Common Stock value of approximately $6.31. The Company determined the fair value of common stock at each grant date using an interpolation model based on qualitative and quantitative factors between two known transaction dates.

During the first quarter of 2021, Company has granted an additional 419,913 shares of CIC Restricted Stock to certain employees and directors that vest upon a either a Change in Control or Qualified Public Offering, as defined by the respective CIC Restricted Stock agreement. The average grant date fair value was based upon a Common Stock value of approximately $13.26. The Company determined the fair value of common stock at each grant date using an interpolation model based on qualitative and quantitative factors between two known transaction dates.

During the second quarter of 2021, Company has granted an additional 50,973 shares of CIC Restricted Stock Units to a board member that vest upon a either a Change in Control or Qualified Public Offering, as defined by the respective CIC Restricted Stock agreement. The average grant date fair value was based upon a Common Stock value of approximately $33.53. The Company determined the fair value of common stock at each grant date using an interpolation model based on qualitative and quantitative factors between two known transaction dates.

As of June 30, 2021, the conditions for vesting for all 2,270,697 CIC Restricted Stock shares have not been met. As such, the Company has not recognized stock compensation expense related to the CIC Restricted Stock. As of June 30, 2021, unrecognized compensation expense related to non-vested restricted shares was $18,633 thousand.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Stock Restriction Agreements

On June 27, 2019, the Company entered into stock restriction agreements with two stockholders of the Company, whereby certain vesting restrictions were imposed on the stockholders’ shares as a condition to a third-party investor’s obligation to invest in the Company at a cash purchase price of approximately $19.67. Under the stock restriction agreements, the Company has the exclusive option to repurchase all or any portion of the restricted shares held by the stockholders which have not vested upon termination of their services. The restricted shares are released from the Company’s option to repurchase in twelve quarterly installments. In April 2020, the Company entered into a settlement agreement for the repurchase of all the shares from one of the stockholders, as discussed in Note 8—Stockholders’ Equity (Deficit). The grant date fair value of the restricted shares was deemed to be the price per share as determined in the contemporaneous issuance of common stock.

Compensation expense recorded for the six months ended June 30, 2021 and 2020 for the restricted shares was $4,942 thousand and $1,647 thousand, respectively. In March 2021, the Company terminated the stock restriction agreement with the remaining stockholder and recognized all remaining unvested compensation expense during the current period.

10. Revenue

Nature of Revenues

Substantially all of the Company’s revenue from contracts with customers consists of the sale sustainably grown fresh greens and herbs in the United States and is recognized at a point in time in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Customers issue purchase orders in advance and the produce is either picked up at the CEA facility or delivered to the grocery stores by the Company. Each purchase order that is fulfilled by the Company is the performance obligation.

All sales are recorded within revenue on the accompanying condensed consolidated statements of operations. The Company recognized $165 thousand and $0 revenue for the six months ended June 30, 2021 and 2020, respectively. The Company did not have contract assets or contract liabilities as of either June 30, 2021 or December 31, 2020.

Significant Judgments

Generally, the Company’s contracts with customers comprise a customer purchase order and are governed by industry fair trade practices. In certain instances, it may be further supplemented by separate pricing agreements. All products are sold on a standalone basis; therefore, when more than one product is included in a purchase order, the Company has observable evidence of stand-alone selling price. Contracts do not contain a significant financing component as payment terms on invoiced amounts are typically between 10 to 20 days. Product returns were not significant in six months ended June 30, 2021.

11. Income Taxes

The Company’s effective income tax rate was 0% for both six months ended June 30, 2021 and 2020. The variance from the U.S. federal statutory rate of 21% for the six months ended June 30, 2021 was primarily attributable to a change in the Company’s valuation allowance. The Company’s income tax provision is impacted by a valuation allowance on the Company’s net deferred tax assets, net of reversing taxable temporary differences and considering future annual limitations on net operating loss carryforward utilization enacted by

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

U.S. tax reform legislation. There was no income tax expense or benefit recognized in the six months ended June 30, 2021.

Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all the recorded deferred tax assets will not be realized in future periods. The Company maintains a full valuation allowance on its net deferred tax assets for all periods presented as of June 30, 2021. Based on the company’s evaluation of all evidence available, the company cannot be certain that future taxable income or the reversal of deferred tax liabilities will be sufficient to realize its deferred tax assets. There was no income tax expense recognized in the six months ended June 30, 2021.

12. Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common stock outstanding during the period. In computing earnings per share, the Company’s nonvoting stock, warrants and convertible debt are not considered participating securities. Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti- dilutive given the Company’s net loss. Diluted net loss per common share adjusts basic net loss per share attributable to ordinary shareholders to give effect to all potential ordinary shares that were dilutive and outstanding during the period. For the six months ended June 30, 2021 and 2020, no instrument was determined to have a dilutive effect.

The following table sets forth the computation of the Company’s net loss per share attributable to stockholders for the six months ended June 30, 2021 and 2020 (amounts in thousands, except share and per share amounts):

	For the six months ended June 30,
	2021	2020
Net loss	$(16,988)	$(3,095)
Weighted average common stock outstanding, basic and diluted	9,886,283	10,106,806

Net loss per common share, basic and diluted	$(1.72)	$(0.31)

The following table discloses the weighted-average shares outstanding of securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share as the impact would be anti-dilutive:

	For the six months ended June 30,
	2021	2020
CIC Restricted Stock	2,219,724	—
Convertible notes	636,638	—
Warrants	59,853	—

13. Related Party Transactions

BrightMark Partners LLC Management Services Agreement

In August 2018, the Company entered into a management services agreement with BrightMark Partners LLC (“BrightMark”), a related party, for certain management services including management, business, operational,

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

strategic, and advisory services. Under the agreement, the management services will be provided for an initial term of three years that automatically renews for an additional one-year term. As consideration for the management services, the Company pays $40 thousand including costs and expenses incurred by BrightMark on behalf of Local Bounti, as reasonably determined by both parties on a monthly basis. In March 2021, the Company and BrightMark terminated the management services agreement.

For the six months ended June 30, 2021 and 2020, the Company incurred management fees of $120 thousand and $339 thousand, respectively.

Accrued liabilities—related party as of June 30, 2021 and December 31, 2020 represent amounts owned to BrightMark related to the management services agreement and were $0 and $833 thousand, respectively.

Grow Bitterroot Sale Lease Back Transaction & Property Maintenance and Management Services Agreement

In June 2020, the Company had constructed and sold the Montana Facility to Grow Bitterroot, LLC (“Grow Bitterroot”), a related party, for a total consideration of $6,885 thousand. Concurrently, the Company and Grow Bitterroot entered into an agreement, whereby the Company will lease land and greenhouse buildings at the Montana Facility from Grow Bitterroot. The transaction is accounted for as a financing transaction (a failed sale). In addition, the Company and Grow Bitterroot entered into a property maintenance and management services agreement under which the Company will provide all property maintenance and management services including business, operational, strategic and advisory services in exchange for an annual fee of $50 thousand. The property maintenance and management services agreement includes an initial term of three years with one year autorenewals unless terminated by either party with 30 days’ notice.

14. Subsequent Events

SPAC Transaction

On June 17, 2021, the Company entered into a business combination agreement to merge with Leo Holdings III Corp (“Leo”) and certain other affiliated entities through a series of transactions (the “Business Combination”). The Business Combination is subject to approval by the stockholders of Leo and the Company and other customary closing conditions. The Business Combination is anticipated to be accounted for as a reverse capitalization in accordance with U.S. GAAP. In connection with the Business Combination, a subscription agreement was entered into between Leo and various investors for proceeds of $125,000 thousand (the “PIPE Investment”). The PIPE Investment is conditioned upon the closing of the Business Combination. The proceeds of the PIPE Investment, together with the amounts remaining in Leo trust account following the closing of the Business Combination, will be retained by the post-combination business.

Cargill Senior Term Loan

In September 2021, Local Bounti, along with certain subsidiaries (together, the “Cargill Borrower”), entered into a credit agreement with Cargill Financial for a $150,000 thousand multiple-advance term loan (the “Cargill Credit Agreement”). The proceeds of the loan will be used to fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028.

LOCAL BOUNTI CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Cargill Subordinated Term Loan

In September 2021, the Cargill Borrower entered into a subordinated credit agreement with Cargill Financial for an up to $50,000 thousand committed subordinated loan (the “Cargill Subordinated Credit Agreement”). The proceeds of the loan will be used to fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028. In September 2021, Local Bounti borrowed approximately $15,987 thousand from the credit facility under the Cargill Subordinated Credit Agreement.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LEO HOLDINGS III CORP,

LONGLEAF MERGER SUB, INC.

LONGLEAF MERGER SUB II, LLC

and

LOCAL BOUNTI CORPORATION

Dated as of June 17, 2021

A-ii

A-iii

EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Parent Certificate of Incorporation
Exhibit C	Form Parent Bylaws
Exhibit D	Form Subscription Agreement
Exhibit E	Form of Company Stockholder Support Agreement
Exhibit F	Form of Lock-Up Agreement
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Form of Sponsor Agreement
Exhibit I	Form of Letter of Transmittal
Exhibit J	Form of Surviving Company Governing Documents

SCHEDULES

Schedule A	Stockholder Agreements
Schedule B	Key Company Stockholders

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated June 17, 2021 (this “Agreement”), is made and entered into by and among Leo Holdings III Corp, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance herewith, “Parent”), Longleaf Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), Longleaf Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Local Bounti Corporation, a Delaware corporation (the “Company”). Parent, the Merger Subs and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WHEREAS, Parent is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, immediately prior to the Closing, on the Closing Date, (a) Parent shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands (such deregistration and domestication, including all matters necessary in order to effect such domestication, the “Domestication”) and (b) in connection with and as part of such Domestication, subject to the Required Parent Shareholder Approval, the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B and the Parent Bylaws in substantially the form attached hereto as Exhibit C shall be adopted, in each case, by the Parent Board as constituted immediately following the Domestication;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which: (a) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Company”).

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (iii) the Mergers, taken together, shall be viewed as a single integrated transaction that shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code as described in IRS Rev. Rul. 2001-46, 2001-2 C.B. 321 (collectively, the “Intended Tax Treatment”);

WHEREAS, the Parent Board has (a) determined that it is in the best interests of Parent and its shareholders (including its public shareholders) for Parent to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, Parent’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers, the Domestication and the PIPE Financing, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, including the Mergers, the Domestication and the PIPE Financing, by the shareholders of Parent;

WHEREAS, as a condition to the consummation of the transactions contemplated hereby and by the Ancillary Agreements to which it is a party, Parent shall provide an opportunity to the Parent Shareholders to exercise their rights to participate in the Parent Share Redemption, and on the terms and subject to the conditions and limitations, set forth in this Agreement and the applicable Parent Governing Documents in conjunction with, inter alia, obtaining approval from the Parent Shareholders for the transaction contemplated hereby and by the Ancillary Agreements to which it is a party;

WHEREAS, (a) the board of directors of each of Parent and Merger Sub I have: (i) determined that the First Merger is advisable, fair to and in the best interests of, Parent and Merger Sub I, as applicable, and approved this Agreement and the Ancillary Agreements to which it is a party; and (ii) approved the First Merger upon the terms and subject to the conditions set forth in this Agreement and pursuant to the applicable provisions of the DGCL; (b) the board of directors of Merger Sub I has recommended that the sole stockholder of Merger Sub I adopt and approve this Agreement and the First Merger; (c) the board of directors of Parent has: (i) determined that the Second Merger is advisable, fair to and in the best interests of, Parent and (ii) approved the Second Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the DGCL and the DLLCA; and (d) Parent, in its capacity as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement and the transactions contemplated hereby, including the Mergers.

WHEREAS, the Company Board has (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the Company’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, by the stockholders of the Company;

WHEREAS, concurrently with the execution of this Agreement, Parent is entering into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “Investors”) in substantially the form attached hereto as Exhibit D, pursuant to which, among other things, the Investors have agreed to subscribe for and purchase, and Parent has agreed to issue and sell to the Investors, an aggregate number of shares of Parent Common Stock set forth in the Subscription Agreements in exchange for an aggregate purchase price set forth in the Subscription Agreements on the Closing Date after the Domestication, to be consummated after the Domestication and substantially concurrently with the Effective Time, on the terms and subject to the conditions set forth therein;

WHEREAS, simultaneously with the execution and delivery of this Agreement, all Key Company Stockholders have entered into the Support Agreements, dated as of the date hereof (the “Company Stockholder Support Agreements”) in substantially the form attached hereto as Exhibit E, with Parent;

WHEREAS, as a condition to the consummation of the transactions contemplated hereby, (i) each of the holders of the Company Convertible Debt has executed and delivered to Parent a waiver, in form and substance reasonably satisfactory to Parent, waiving any rights to Cash Consideration and Earnout Consideration in respect of any Company Common Stock issuable upon conversion of the Company Convertible Debt and (ii) each of the holders of Company Warrants has executed and delivered to Parent a waiver, in form and substance satisfactory to Parent, waiving any rights to Cash Consideration and Earnout Consideration in respect of any Company Common Stock issuable upon the exercise of the Company Warrants.

WHEREAS, as a condition and inducement to Parent’s and the Merger Subs’ willingness to consummate the transactions contemplated by this Agreement, on or prior to the Closing, each of the Company Stockholders and each holder of Company Equity Awards shall execute and deliver an applicable lock-up agreement with Parent substantially in the form attached hereto as Exhibit F (as the same may be amended, restated, or otherwise modified from time to time after the Closing in accordance with its terms, the “Lock-Up Agreement”), which shall be effective as of the Closing and pursuant to which each such Person shall, subject to the terms and conditions thereof, agree not to effect any sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any shares of the

Company Common Stock or any other securities of the Surviving Company during the lock-up period described therein;

WHEREAS, as a condition and inducement to Parent’s and the Merger Subs’ willingness to consummate the transactions contemplated by this Agreement, concurrently with the execution of this Agreement, each of Craig Hulbert, Travis Joyner, the Founder Entities, and Kathy Valiasek have entered into a restrictive covenant agreement with Parent (collectively, the “Restrictive Covenant Agreements”), to become effective upon the Closing;

WHEREAS, at the Closing, the Parent, on behalf of the Company, shall repay in full the Debt Repayment Amount;

WHEREAS, at the Closing, the Surviving Company, certain of the Company Stockholders and the holders of Parent Ordinary Shares as of the date of this Agreement who are parties to an existing registration rights agreement in respect of the shares of the Parent Ordinary Shares held by such holders shall enter into an amended and restated registration rights agreement in substantially the form set forth in Exhibit G (the “Registration Rights Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent Sponsor, the independent directors of Parent and certain strategic advisors of Parent (collectively, the “Sponsor Parties”) and the Company have entered into that certain Sponsor Agreement, dated as of the date hereof (the “Sponsor Agreement”), with Parent in substantially the form attached hereto as Exhibit H, pursuant to which (a) the Sponsor Parties have agreed to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents that may result from the PIPE Financing, the Business Combination and/or the other transactions contemplated hereunder, (b) the Sponsor Parties have agreed to the provisions set forth in Section 5.18(b) (Exclusivity), and (c) the Sponsor Parties have agreed to vote all shares of Parent Common Stock held by such Sponsor Parties in favor of the adoption and approval of this Agreement and the Transaction Proposals; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, following the Domestication, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation and as a wholly owned Subsidiary of Parent; and all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation. At the Second Effective Time (as defined below), the Surviving Corporation shall merge with and into Merger Sub II, an entity disregarded as separate from its owner for U.S. federal income Tax purposes, in accordance with the DGCL and the DLLCA, whereupon the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall be the surviving limited liability company, and shall remain an entity disregarded as separate from its owner for U.S. federal income Tax purposes, and shall continue to be governed by the laws of the State of Delaware as a wholly owned Subsidiary of Parent; and all of the properties, rights, privileges, powers and franchises of the Surviving Corporation will vest in the Surviving Company, and all of the debts, liabilities, obligations and duties of the Surviving Corporation shall become the debts, liabilities, obligations and duties of the Surviving Company.

Section 1.2 Effective Times.

(a) Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. For the avoidance of doubt, none of the Closing, the Effective Time or the Second Effective Time shall occur prior to the completion of the Domestication.

(b) First Merger. On the Closing Date, Merger Sub I and the Company shall file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the Parties shall agree and as shall be specified in the First Certificate of Merger. The date and time when the First Merger shall become effective is herein referred to as the “Effective Time”.

(c) Second Merger. On the Closing Date and as soon as reasonably practicable after the Effective Time, Parent shall cause the Surviving Corporation and Merger Sub II to file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL and the DLLCA. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Second Certificate of Merger. The date and time when the Second Merger shall become effective is herein referred to as the “Second Effective Time”.

Section 1.3 Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub I as in effect immediately prior to the Effective Time shall become the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter supplemented or amended in accordance with the terms of the DGCL. At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II, in the forms attached hereto as Exhibit J (the “Surviving Company Governing Documents”) as in effect immediately prior to the Second Effective Time, shall become the certificate of formation and amended and restated operating agreement of the Surviving Company, until thereafter supplemented or amended in accordance with their terms of the DLLCA.

Section 1.4 Directors and Officers of the Surviving Corporation and the Surviving Company.

(a) At the Effective Time, subject to Section 5.21, (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time, and (ii) the directors and officers set forth on Schedule 1.4 of the Schedules shall become the directors and officers of the Surviving Corporation, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation. Each person appointed as a director or officer of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the executive officers of the Company prior to the Effective Time shall continue to be the executive officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time the (i) directors of the Surviving Corporation shall become the managers of the Surviving Company and (ii) executive officers of the Surviving Corporation shall become the executive officers of the Surviving Company, in each case, in accordance with the terms of the Surviving Company Governing Documents and in accordance with Section 5.21.

ARTICLE II

MERGER CONSIDERATION; EFFECTS OF THE MERGERS

Section 2.1 Closing Date Statement.

(a) Not less than three (3) Business Days prior to the Closing, Parent shall deliver to the Company a written statement (the “Parent Closing Statement”) setting forth, in reasonable detail, Parent’s good faith estimate of: (i) the amount of Available Cash (for the avoidance of doubt, prior to the payment of any Parent Transaction Expenses) and all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, (ii) the amount of Parent Transaction Expenses paid or required to be paid as of the Closing pursuant to Section 7.4(a), including all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, and (iii) the number of shares of Parent Common Stock to be outstanding as of the Closing after giving effect to the Parent Share Redemptions and the issuance of shares of Parent Common Stock pursuant to the Subscription Agreements.

(b) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Draft Closing Date Capitalization Statement”), certified by the Chief Financial Officer of the Company, which sets forth the (i) name, mailing address and email address of each Equity Holder of record on the books and records of the Company, (ii) number, class and type of Equity Interests owned by each Equity Holder, (iii) with respect to each holder of Company RSUs, the number of shares of Company Common Stock issuable upon the settlement of Company RSUs outstanding and unsettled (whether or not then vested), the number of shares of such Company RSUs which will have vested prior to or on the Closing Date, the number of shares of Company RSUs which will remain unvested as of the Closing Date and the vesting conditions for such Company RSUs, (iv) with respect to each holder of Company Restricted Stock, the number of shares of such Company Restricted Stock which will have vested prior to or on the Closing Date, the number of shares of Company Restricted Stock which will remain unvested as of the Closing Date and the vesting conditions for such Company Restricted Stock, (v) with respect to each holder of Company Warrants, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Warrants, (vi) with respect to each holder of Company Convertible Debt, the number of shares of Company Common Stock issuable upon conversion of such Company Convertible Debt pursuant to its terms, (vii) the allocation of the Merger Consideration (and components thereof) issuable to each Company Stockholder (divided into the portion of shares of Parent Common Stock issuable to such Company Stockholder and the amount of Cash Consideration payable to such Company Stockholder, if any, in each case with respect to the Company Common Stock held by such Company Stockholder, if any), (viii) the allocation of each type of Earnout Shares issuable to each Company Stockholder (as applicable), (ix) the allocation of Assumed Warrants to be issued to each holder of Company Warrants pursuant to Section 2.9, including the number of shares of Parent Common Stock subject thereto and exercise price with respect to each Assumed Warrant, (x) the allocation of the

Transaction Bonus Pool Amount to the individuals set forth in Schedule 7.4(c), including the respective amounts, the employer’s share of payroll, social security, Medicare and unemployment Taxes and other similar assessments arising out of such payments, including all such Taxes and other similar assessments that have been deferred under the CARES Act related thereto and wire transfer instructions for each such individual and (xi) the Aggregate Exercise Price, the Per Share Stock Consideration, the Per Share Cash Consideration, the Convertible Debt Stock Consideration, the Company Fully Diluted Shares, each Company Stockholder’s Cash Consideration Pro Rata Portion, each Company Stockholder’s Earnout Pro Rata Portion (as applicable) and each Company Stockholder’s Fractional Share Cash Amount. The Company shall consider in good faith Parent’s comments to the Draft Closing Date Capitalization Statement, which comments Parent shall deliver to the Company no fewer than two (2) Business Days prior to the Closing Date, and revise the Draft Closing Date Capitalization Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Draft Closing Date Capitalization Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent. The Company shall deliver to the Exchange Agent and Parent a final statement (the “Closing Date Capitalization Statement”) as finalized pursuant to this Section 2.1 not less than one (1) Business Day prior to the Closing Date. Parent and the Exchange Agent shall be entitled to rely, and shall have no liability to any Equity Holder or any other Person for relying on, paying cash or issuing any equity under this Agreement (including with respect to the Merger Consideration or Earnout Shares) in accordance with such Closing Date Capitalization Statement.

(c) Not less than three (3) Business Days prior to the Closing Date, the Company shall provide to Parent (i) an estimated unaudited consolidated balance sheet of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date and (ii) a written statement (“Closing Statement”) setting forth the Company’s good faith estimates of (A) Closing Indebtedness and (B) the Company Transaction Expenses as of the Closing, along with final invoices from the applicable service providers to the Company. The Company shall consider in good faith Parent’s comments to the Closing Statement, which comments Parent shall deliver to the Company no fewer than one (1) Business Day prior to the Closing Date, and revise the Closing Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Closing Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent.

Section 2.2 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be issued to the Company Stockholders (collectively, the “Merger Consideration”) shall be:

(a) a number of shares of Parent Common Stock equal to the Stock Consideration, which shall be issued to Closing Company Stockholders;

(b) the Convertible Debt Stock Consideration, which shall be issued to holders of Company Convertible Debt at Closing;

(c) the Cash Consideration; and

(d) the contingent right to the Earnout Consideration in accordance with Section 2.10, if any.

Section 2.3 Effect of the First Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any further action on the part of any Person, the following shall occur:

(a) Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(c)), shall thereupon be converted into, and the holder of such share of

Company Common Stock shall be entitled to, (i) subject to the provisions of Section 2.10, the contingent right to receive a number of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.10 and (ii) the right to receive the Per Share Merger Consideration, in each case, without interest, to the applicable Company Stockholder in accordance with Section 2.5 and Section 2.6; provided, that any shares of Company Common Stock converting into shares of Parent Common Stock pursuant to this Section 2.3 that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) immediately prior to the Effective Time shall be subject to such same vesting (as set forth on Schedule 3.3(b)) or substantial risk of forfeiture in accordance with their terms following the conversion. Notwithstanding anything herein to the contrary, no certificates or scrip representing a fractional share of Parent Common Stock shall be issued to any of the Company Stockholders in connection with the issuance of the Stock Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Stock Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would otherwise be received by such Company Stockholder, then in lieu of the issuance of any such fractional share, Parent shall pay to such Company Stockholder(s) an amount in cash, without interest, rounded down to the nearest cent, determined by multiplying (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder otherwise would have been entitled to receive, by (B) $10.00 (such amount with respect to each Company Stockholder, such Company Stockholder’s “Fractional Share Cash Amount”);

(b) all of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration and contingent right to receive a number of Earnout Shares (which may be zero (0)) following the Closing pursuant to this Section 2.3 and Section 2.10, respectively, shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration and the contingent right to a number of Earnout Shares (which number of shares may be zero (0)) following the Closing pursuant to Section 2.10 into which such shares of Company Common Stock shall have been converted in the First Merger;

(c) each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(d) each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Section 2.4 Effect of the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Person: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity interests of the Surviving Company. From and after the Second Effective Time, the membership interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.5 Delivery of the Merger Consideration.

(a) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders, evidence of book-entry shares representing a number of whole shares of Parent Common Stock equal to the aggregate Parent Common

Stock deliverable to the Company Stockholders pursuant to this Section 2.5(a) (which, for the avoidance of doubt, shall exclude the Earnout Consideration unless and until issuable in accordance with Section 2.10). Any such amounts or shares of Parent Common Stock in book-entry form deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Agent Fund”. The Exchange Agent Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement. Subject to Section 2.6, at the Closing, Parent shall cause to be issued or paid from the Exchange Agent Fund to each Company Stockholder that holds Company Common Stock immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the conversion of Company Convertible Debt described in Section 2.7 and holders of shares of Company Common Stock resulting from the exercise of Company Warrants pursuant to Section 2.9 (if any), but excluding any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(c)) who has delivered to the Exchange Agent, at least three (3) Business Days prior to the Closing Date, a completed and duly executed Letter of Transmittal, evidence of book-entry shares representing the number of whole shares of the aggregate Parent Common Stock in respect of such Company Common Stock held by such Company Stockholder (which, for the avoidance of doubt, shall exclude the Earnout Consideration unless and until issuable in accordance with Section 2.10). Notwithstanding anything to the contrary in this Agreement, under no circumstances shall Parent be required to pay or issue to any Equity Holder or any other Person more than the aggregate amount of the Merger Consideration as allocated in accordance with this Section 2.5.

(b) Subject to Section 2.6, at the Closing, Parent shall cause to be paid, by wire transfer of immediately available funds, to the bank account designated in writing by each Company Stockholder that holds Company Common Stock immediately prior to the Effective Time (excluding shares of Company Common Stock resulting from the conversion of Company Convertible Debt described in Section 2.7, shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.9 (if any), shares of Company Common Stock issuable upon settlement of Company RSUs, shares of Company Common Stock that are Company Restricted Stock, any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(c)) who has delivered to the Exchange Agent, at least three (3) Business Days prior to the Closing Date, a completed and duly executed Letter of Transmittal, the Per Share Cash Consideration for each share of Company Common Stock (excluding shares of Company Common Stock resulting from the conversion of Company Convertible Debt described in Section 2.7, shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.9 (if any), shares of Company Common Stock issuable upon settlement of Company RSUs, shares of Company Common Stock that are Company Restricted Stock, any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(c)) held by such Company Stockholder as of the Effective Time.

Section 2.6 Exchange Procedures for Company Stockholders.

(a) Exchange Agent. As promptly as reasonably practicable following the date of this Agreement, but in no event later than fifteen (15) Business Days prior to the Closing Date, Parent shall appoint Continental Stock Transfer & Trust Company (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement reasonably satisfactory to the Company and Parent (the “Exchange Agent Agreement”).

(b) Issuance and Payment Procedures. Not less than fifteen (15) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each Company Stockholder entitled to receive the Merger Consideration pursuant to Section 2.3(a), a letter of transmittal in substantially the form of Exhibit I attached hereto, with such changes as may be agreed between the Company and Parent prior to the Closing or as may be reasonably required by the Exchange Agent (the “Letter of Transmittal”), together with any notice required pursuant to Section 262 of the DGCL. Subject to the satisfaction of the conditions in Article VI, in the event that at least three (3) Business Days prior to the Closing Date, a Company Stockholder does not deliver to the Exchange

Agent a duly executed and completed Letter of Transmittal, then such failure shall not alter, limit or delay the Closing; provided, that such Company Stockholder shall not be entitled to receive its respective portion of the Merger Consideration until such Person delivers a duly executed and completed Letter of Transmittal to the Exchange Agent. Upon delivery of such duly executed Letter of Transmittal by such Company Stockholder to the Exchange Agent, such Company Stockholder shall be entitled to receive, subject to the terms and conditions of this Agreement, the portion of the Merger Consideration and the contingent right to receive, subject to the terms and conditions of this Agreement, the portion of Earnout Shares (which number of shares may be zero (0)), in each case in respect of his, her or its shares of Company Common Stock referenced in such Letter of Transmittal. Until surrendered as contemplated by this Section 2.6, each share of Company Common Stock (including shares of Company Common Stock resulting from the conversion of Company Convertible Debt described in Section 2.7 and shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.9 (if any)) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration and contingent right to receive a number of Earnout Shares (which number of shares may be zero (0)) following the Closing pursuant to Section 2.10, to which it has been converted pursuant to this Section 2.6(b). If issuance or payment is to be made to a Person (other than the record or registered Company Stockholder), it shall be a condition to such issuance that the Person requesting such issuance shall deliver any transfer instrument or other document necessary or requested by the Exchange Agent, Parent or the Company to effect such issuance, pay to the Exchange Agent any transfer or other Taxes required as a result of such issuance being made to a Person (other than the record or registered Company Stockholder) or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) No Further Rights. Except for the contingent right to receive the Earnout Consideration, the Merger Consideration issued and paid upon the surrender of Company Common Stock in accordance with the terms of this Section 2.6 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Company Common Stock (including Company Common Stock resulting from the conversion of Company Convertible Debt described in Section 2.7 and shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.9 (if any)), and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Company Common Stock (including Company Common Stock resulting from the conversion of Company Convertible Debt described in Section 2.7 and shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.9 (if any)) shall cease to have any rights as stockholders of the Company, except as expressly provided in this Agreement or by applicable Law.

(d) Equitable Adjustment. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock shall be equitably adjusted to reflect such change; provided, that this Section 2.6(d) shall not be construed to permit Parent, the Merger Subs or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(e) Dividends. No dividends or other distributions declared with respect to shares of Parent Common Stock, the record date for which is at or after the Effective Time, shall be paid to any Company Stockholder that has not delivered a properly completed, duly executed Letter of Transmittal, to the Exchange Agent. After the delivery of such materials, such Company Stockholder shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to shares of Parent Common Stock issuable to such Company Stockholder.

(f) Company Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Company Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration or Per Share Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Company Dissenting Share pursuant to Section 262 of the DGCL. Each holder of Company Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Company Dissenting Share shall lose its status as a Company Dissenting Share, then any such share shall immediately be converted into the right to receive its Per Share Merger Consideration as if such share never had been a Company Dissenting Share, and Parent shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, following the satisfaction of the applicable conditions set forth in Section 2.5, and this Section 2.6, its Per Share Merger Consideration as if such share had never been a Company Dissenting Share. The Company shall give Parent (a) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Company Dissenting Share. The Company shall, or shall cause its Affiliates to, enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Mergers.

Section 2.7 Conversion of Company Convertible Debt. As of immediately prior to the Effective Time, pursuant to the terms of the Company Convertible Debt, the outstanding principal amount of, and all accrued and unpaid interest on, the Company Convertible Debt shall, without the requirement of any other election or action by the Company or holder thereof, be automatically and fully converted by virtue of the occurrence of the First Merger into the number of shares of Company Common Stock in accordance with the terms of the Company Convertible Debt and such Company Convertible Debt (including, for the avoidance of doubt, the outstanding principal amount of, and all accrued and unpaid interest on, such Company Convertible Debt) shall be cancelled and eligible for the consideration set forth in Section 2.3 based upon the number of shares of Company Common Stock into which such Company Convertible Debt was automatically converted.

Section 2.8 Company RSUs. Effective as of the Effective Time, each Company RSU that is issued and outstanding immediately prior to the Effective Time, whether or not then vested, will be assumed by Parent and will be converted into a restricted stock unit (a “Parent RSU”) covering shares of Parent Common Stock in accordance with this Section 2.8. Each such Parent RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Company RSU immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Equity Incentive Plan, in any award agreement or in such Company RSU by reason of this Agreement or the transactions contemplated by this Agreement). As of the Effective Time, each such Parent RSU as so assumed and converted will be for that number of shares of Parent Common Stock determined by multiplying (i) the number of shares of the Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (ii) Per Share Stock Consideration, which product will be rounded down to the nearest whole number of shares. As of the Effective Time, all Company RSUs will no longer be outstanding and each holder of Parent RSUs will cease to have any rights with respect to such Company RSUs, except as set forth in this Section 2.8. The Company will take all necessary actions to effect the treatment of Company RSUs as set forth in this Agreement and in accordance with the Equity Incentive Plan and the applicable award agreements.

Section 2.9 Exercise or Assumption of Company Warrants.

(a) Immediately prior to the Effective Time, each Company Warrant shall be issued and outstanding, and immediately following such issuance, if elected by the holder thereof, such Company Warrant shall be exercised for a number of shares of Parent Common Stock equal to the product of (a) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (b) the Per Share Stock Consideration, which product will be rounded down to the nearest whole number of shares.

(b) At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time (and which is not exercised in accordance with its terms pursuant to Section 2.9(a)) (each, an “Assumed Warrant”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into a warrant to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (2) the Per Share Stock Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each Assumed Warrant shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant as of immediately prior to the Effective Time by (y) the Per Share Stock Consideration.

Section 2.10 Earnout Shares. After the Closing, subject to the terms and conditions set forth herein, the Earnout Company Stockholders, shall have the contingent right to receive consideration for the First Merger from Parent to the extent the requirements as set forth in this Section 2.10 are met.

(a) If, at any time on or prior to the fifth (5th) anniversary of the Closing Date, the Parent Common Stock Price is greater than or equal to $13.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period (such time when the foregoing is first satisfied, the “$13.00 Earnout Milestone”), then, subject to the terms and conditions of this Agreement, the Earnout Company Stockholders shall be entitled to receive from Parent, as Merger Consideration for the transactions contemplated hereby, an additional 833,333 shares of Parent Common Stock (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the date of this Agreement, including to account for any equity securities into which such shares are exchanged or converted, other than in respect of the transactions contemplated by the Domestication) (such number of shares issuable pursuant to this Section 2.10(a) being referred to as, the “$13.00 Earnout Shares”) shall be issued by Parent to the Earnout Company Stockholders in accordance with their respective Earnout Pro Rata Portion of the $13.00 Earnout Shares, as soon as commercially practicable but in no event later than five (5) Business Days following the final day of the applicable twenty (20) Trading Day period; provided, that the $13.00 Earnout Shares issued in respect of shares of Parent Common Stock and Parent RSUs, in either case, that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) shall be subject to such same vesting or substantial risk of forfeiture in accordance with their terms;

(b) If, at any time on or prior to the fifth (5th) anniversary of the Closing Date, the Parent Common Stock Price is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period (such time when the foregoing is first satisfied, the “$15.00 Earnout Milestone”), then, subject to the terms and conditions of this Agreement, the Earnout Company Stockholders shall be entitled to receive from Parent, as Merger Consideration for the transactions contemplated hereby, an additional 833,333 shares of Parent Common Stock (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the date of this Agreement, including to account for any equity securities into which such shares are exchanged or converted, other than in respect of the transactions contemplated by the Domestication) (such number of shares issuable pursuant to this Section 2.10(b) being referred to as, the “$15.00 Earnout Shares”) shall be issued by Parent to the Earnout Company Stockholders in accordance with their respective Earnout Pro Rata Portion of the $15.00 Earnout Shares, as soon as commercially practicable but in no event later than five (5) Business Days following the final day of the applicable twenty (20) Trading Day period; provided, that the $15.00 Earnout Shares issued in respect of shares of Parent Common Stock and Parent RSUs, in either case, that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) shall be subject to such same vesting or substantial risk of forfeiture in accordance with their terms; and

(c) If, at any time on or prior to the fifth (5th) anniversary of the Closing Date, the Parent Common Stock Price is greater than or equal to $17.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period (such time when the foregoing is first satisfied, the “$17.00 Earnout Milestone” and together with the $13.00 Earnout Milestone and the $15.00 Earnout Milestone, the “Milestones”), then, subject to the terms and conditions of this Agreement, the Earnout Company Stockholders shall be entitled to receive from Parent, as Merger Consideration for the transactions contemplated hereby, an additional 833,334 shares of Parent Common Stock (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the date of this Agreement, including to account for any equity securities into which such shares are exchanged or converted, other than in respect of the transactions contemplated by the Domestication) (such number of shares issuable pursuant to this Section 2.10(c) being referred to as, the “$17.00 Earnout Shares” and together with the $13.00 Earnout Shares and $15.00 Earnout Shares, the “Earnout Shares”) shall be issued by Parent to the Earnout Company Stockholders in accordance with their respective Earnout Pro Rata Portion of the $17.00 Earnout Shares, as soon as commercially practicable but in no event later than five (5) Business Days following the final day of the applicable twenty (20) Trading Day period; provided, that the $17.00 Earnout Shares issued in respect of shares of Parent Common Stock and Parent RSUs, in either case, that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) shall be subject to such same vesting or substantial risk of forfeiture in accordance with their terms.

(d) For the avoidance of doubt, if the condition for more than one Milestone is achieved, the Earnout Shares to be earned in connection with such Milestone shall be cumulative with any Earnout Shares earned prior to such time in connection with the achievement of any other Milestone; provided, that, for avoidance of doubt, Earnout Shares in respect of each Milestone shall be issued and earned only once and the aggregate Earnout Shares issued shall in no event exceed 2,500,000 shares of Parent Common Stock.

(e) If, following the Closing and on or prior to the fifth (5th) anniversary of the Closing Date, a Change of Control is consummated, and the implied consideration per share of the Parent Common Stock in such Change of Control transaction (or the equivalent fair market value thereof, as determined by Parent in good faith, in the event of any non-cash consideration) equals or exceeds a Milestone (an “Acceleration Event”), then, immediately prior to the consummation of such Change of Control and to the extent not already issued pursuant to this Section 2.10, (i) any such Milestone that has not previously occurred shall be deemed to have occurred, and (ii) Parent will issue the applicable Earnout Shares to the Earnout Company Stockholders (in accordance with their respective Earnout Pro Rata Share), and the Earnout Company Stockholders shall be eligible to participate in such Change of Control with respect to such Earnout Shares.

(f) If, at or following the five (5)-year anniversary of the Closing Date, any of the Milestones has not occurred, including in connection with an Acceleration Event, the Earnout Shares issuable with respect to the applicable Milestone shall not be issued. For the avoidance of doubt, following the date of the five (5)-year anniversary of the Closing Date, the Company shall have no obligations under this Section 2.10 with respect to the issuance of any Earnout Shares.

(g) Any issuance of Earnout Shares, including any issuance of Earnout Shares made upon the occurrence of an Acceleration Event pursuant to this Section 2.10 shall be treated as an adjustment to the Per Share Merger Consideration with respect to each such Earnout Company Stockholder by the parties hereto for Tax purposes and not treated as “other property” within the meaning of Section 356 of the Code, unless otherwise required by applicable law as a result of a “determination” (within the meaning of Section 1313(a) of the Code).

Section 2.11 Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws; provided, that if Parent, Surviving Company or any of their respective Affiliates, or any Person acting on their behalf, determines that any payment pursuant to this Agreement is subject to deduction and/or withholding (other than with respect to compensatory amounts or as a result of the failure by any Person to provide the documentation described in Section 5.8(f) or Section 5.8(g)), then Parent will use commercially reasonable efforts to provide notice to the relevant payee as soon as is reasonably practicable after such determination. To the extent that Parent, the Surviving Company or the Exchange Agent withholds such amounts with respect to any Person and timely remits such withheld amounts to a taxing authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except in each case as set forth in the applicable disclosure schedules corresponding to the referenced section below, delivered by the Company to Parent, Merger Sub I and Merger Sub II concurrently with the execution of this Agreement (the “Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II, as of the date of this Agreement and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 3.1 Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite corporate, limited liability company or other entity power and authority to own, lease and operate its properties and to carry on in all material respects its businesses. Each Group Company is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the Laws of each jurisdiction where the conduct of its business, or the location of the properties or assets owned, leased or operated by it, requires such qualification, licensing or registration, except where the absence of such qualification, licensing or registration, or failure to be in good standing, would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authorization. Each Group Company has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Mergers, to the Company Required Approval. The Company Required Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Ancillary Agreement and to approve the transactions contemplated hereby and thereby. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which any Group Company is or will be a party will be, duly and validly executed and delivered by such Group Company and have been, or will be, duly authorized by all necessary corporate, limited liability company or other entity actions, as applicable. This Agreement and the Ancillary Agreements, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitute the legal, valid and binding obligation of each member of the Group Company, enforceable against each Group Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Capitalization.

(a) Set forth on Schedule 3.3(a) is a true, correct and complete list of the authorized and issued and outstanding Equity Interests of the Company (including the number and class (as applicable) of vested and unvested Equity Interests) and the record and beneficial ownership (including the percentage interests held thereby) thereof by Equity Holder, as of the date hereof. Except as set forth on Schedule 3.3(a), all of the issued and outstanding Equity Interests of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Laws, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Company’s Governing Documents, and

(iv) as of the date of this Agreement, are owned, beneficially and of record, by the Equity Holders set forth on Schedule 3.3(a), free and clear of all Liens (other than transfer restrictions under applicable securities Laws) and as of the Closing, will be owned, beneficially and of record, by the Equity Holders, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Except as set forth on Schedule 3.3(a), there are no outstanding (w) securities of the Company convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to the Company, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the Company Common Stock or any other Equity Interests of the Company, and no obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Common Stock or any other Equity Interests of the Company or any securities convertible into or exercisable for such shares of Company Common Stock or other Equity Interests of the Company, or (z) obligations of the Company to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of Company Common Stock or other Equity Interests of the Company, including securities convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company. Except as set forth on Schedule 3.3(a), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Company Common Stock or any other Equity Interests of the Company. No Company Subsidiary owns any Equity Interest in the Company.

(b) Schedule 3.3(b) sets forth, as of the date hereof, the name of the holder of each Company Equity Award, the type of security or property that such Company Equity Award covers, the vesting schedule applicable to such Company Equity Award, the number of vested and unvested units or shares covered by such Company Equity Award, the date of grant and the cash exercise price, strike price or offset amount per share/unit of such Company Equity Award, as applicable. There are no Company Options issued or outstanding. Each Company Equity Award (A) has an exercise price at least equal to the fair market value of the underlying shares of Company Common Stock as of the grant date, (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder) if applicable; (B) has not had its exercise date or grant date delayed or “back-dated,” if applicable, and (C) has been issued in compliance with applicable Law and properly accounted for in all respects in accordance with GAAP.

(c) Except as set forth on Schedule 3.3(c), all of the issued and outstanding Equity Interests of each Company Subsidiary (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Law, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under such Company Subsidiary’s Governing Documents, and (iv) are owned, beneficially and of record by the Company or another Subsidiary of the Company as indicated on Schedule 3.3(c), free and clear of all Liens (other than transfer restrictions under applicable securities Laws). There are no outstanding (w) securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to any Company Subsidiary, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the capital stock or any other Equity Interests of any Company Subsidiary, and no obligation of any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any other Equity Interests of such Company Subsidiary or any securities convertible into or exercisable for such shares of capital stock or other Equity Interests of such Company Subsidiary, or (z) obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of capital stock or other Equity Interests of such Company Subsidiary, including securities convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary. Except as set forth on Schedule 3.3(c), neither the Company nor any of its

Subsidiaries is party to any joint venture or other similar arrangement or relationship or owns or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person. As of the date hereof, all shares of Company Common Stock are reflected as book-entry shares and there are no valid physical certificates outstanding.

(d) Each of the Governing Documents of each Group Company and the Stockholder Agreements has been duly executed and delivered, as applicable, by such Group Company and each Equity Holder party thereto, as applicable, and is in full force and effect as of the date of this Agreement and constitutes the legal, valid and binding obligations of each Group Company and each of the Equity Holders party thereto, as applicable, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. The Company has made available to Parent true, correct and complete copies of each Group Company’s Governing Documents and the Stockholder Agreements, together with any amendments thereto. In connection with, and prior to, the execution and delivery of this Agreement, each of the Company and Company Board took all actions necessary, if any, under the Company’s Governing Documents and the Stockholder Agreements to make valid, binding and effective (subject to the receipt of the Company Required Approval) the conversions, cancellations, forfeitures and other transactions contemplated by Section 2.3. Taking into account such actions, if any, and subject to the receipt of the Company Required Approval, (i) the conversions, cancellations, forfeitures, terminations and other transactions contemplated by Section 2.3 are in full compliance with the terms of the Company’s Governing Documents and the Stockholder Agreements, and (ii) no additional consent or approval from, or notification to, any Person party thereto is required. The amounts set forth on the Closing Date Capitalization Statement when delivered to Parent will comply with the terms of the Company’s Governing Documents, each of the Stockholder Agreements and this Agreement.

Section 3.4 Company Subsidiaries. Schedule 3.4 sets forth a true, correct and complete list of the Company Subsidiaries listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Schedule 3.5, and subject to the receipt of the Company Required Approval, the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger and the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated by hereby and thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of any Group Company, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity by any Group Company, (c) result in a violation of or a material default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions or provisions of any Company Material Contract, Insurance Policy or material License, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company, or (e) violate in any material respect any Law, Order, or Lien applicable to any Group Company.

Section 3.6 Financial Statements.

(a) Attached as Schedule 3.6(a) are true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i) the unaudited consolidated balance sheet of the Group Companies as of March 31, 2021, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the three (3) months then ended, together with all related notes and schedules thereto (the “Interim Financial Statements”); and

(ii) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2020 and December 31, 2019, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto (the “Unaudited Financial Statements”).

(b) Except as set forth on Schedule 3.6(b), each of the Financial Statements (x) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Unaudited Financial Statements.

(c) The books of account and other financial records of the Group Companies have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Except as set forth on Schedule 3.6(c), there has been no change in the accounting methods or practices of any Group Company since December 31, 2020. The Group Companies have established and maintain a system of internal accounting controls which is intended to provide, in all material respects, reasonable assurance: (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management and in all material respects in accordance with applicable Law, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies, (iv) that the amount recorded for assets on the books and records of the Group Companies is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, and (v) that accounts, notes and other receivables and inventory are recorded accurately.

(d) All accounts receivable of the Group Companies (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the Ordinary Course, (ii) are properly reflected on the books and records of the Company, (iii) are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the balance sheet as of December 31, 2020 or arising thereafter in the Ordinary Course, and (iv) are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the balance sheet as of December 31, 2020. No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Group Companies with respect to any accounts receivable other than in the Ordinary Course. No accounts receivable of the Group Companies, nor any part thereof, relate to the pre-billing of any customers.

(e) All accounts payable of the Group Companies, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the Ordinary Course of the Group Companies. Since December 31, 2020, the Group Companies have paid their accounts payable in the Ordinary Course.

(f) Schedule 3.6(f) describes all of the Indebtedness of the Group Companies in respect of borrowed money, including the identity of any obligor and/or guarantor, the aggregate principal and interest owed in respect thereof and the maturity of each such instrument, as of the date that is one (1) day prior to the date hereof.

(g) The Company’s application for that certain loan with Idaho First Bank pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act (the “PPP Loan”), including all representations and certifications contained therein, was true, correct and complete in all respects and was otherwise completed in accordance with all guidance issued in respect of the Paycheck Protection Program. The Company has used the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act and has complied in all respects with all requirements of the CARES Act and Paycheck Protection Program in connection therewith.

Section 3.7 No Undisclosed Liabilities. Except as specifically reflected and adequately reserved against in the unaudited consolidated balance sheet set forth as part of the Unaudited Financial Statements or on Schedule 3.7, no Group Company has any liability, debt or obligation (absolute, accrued, contingent, or otherwise) of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities or obligations: (a) incurred since December 31, 2020 in the Ordinary Course, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (b) that arose under any Company Material Contract, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (c) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (d) arising under the Governing Documents of the Group Companies, or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since December 31, 2020:

(a) the Group Companies have conducted their business in all material respects in the Ordinary Course;

(b) there has been no Material Adverse Effect;

(c) there has been no casualty, loss, damage or destruction of any property that is material to any of the Group Companies and that is not covered by insurance;

(d) the Group Companies have not experienced any business interruptions or Liabilities arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly, including (i) material disruptions to any of the Group Companies’ supply chains, (ii) the material failure of any of the Group Companies’ Material Suppliers to timely deliver products, equipment or goods, (iii) the material failure of any of the Group Companies’ agents and service providers to timely perform services, (iv) material reductions in customer demand, (v) any claim of force majeure by a Group Company or a counterparty to any Contract, (vi) any default by a Group Company under a Company Material Contract to which a Group Company is a party, (vii) material restrictions on uses of the Leased Real Properties or (viii) the failure to comply with any COVID-19 Measures; and

(e) no Group Company has taken any action or omitted to take an action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Parent in accordance with Section 5.1.

Section 3.9 Real Estate.

(a) Schedule 3.9(a) lists each real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company (each, an “Owned Real Property”). With respect to each Owned Real Property: (i) the applicable Group Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (B) the applicable Group Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.9(b) lists each real property leased, subleased, licensed or otherwise used or occupied by any Group Company (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the location of each Leased Real Property.

(c) True, correct and complete copies of all leases, amendments, extensions, guaranties and other modifications thereto with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Parent. Schedule 3.9(b) sets forth a true, correct and complete list of all Leases, including the date and name of the parties to each Lease.

(d) The leasehold interests of the Group Companies, the Leased Real Properties, and the Owned Real Property constitute all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Group Companies.

(e) Except as set forth on Schedule 3.9(e), with respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (ii) no Group Company is in material breach of or default under such Lease, and, to the Knowledge of the Company, the other party to each Lease is not in material breach of or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default under such Lease on the part of the applicable Group Company; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder’s fees with respect to such Lease; (v) no Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease; (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein; and (vii) no Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) contains a complete list of all of the following Company Registered IP: (i) all registered Trademarks and pending Trademark applications owned by any of the Group Companies, including owner name and, as appropriate, registration and application dates and numbers; (ii) all registered copyrights and copyright applications owned by any of the Group Companies, including owner name and, as appropriate, registration and application dates and registration numbers; (iii) all domain names owned by the Group Companies, including the name of the registrant and the expiry date; (iv) all material proprietary software owned by the Group Companies; and (v) all issued patents and pending applications owned by the Group Companies, including, as appropriate, issuance and application dates and numbers.

(b) Except as set forth on Schedule 3.10(b), (i) all Trademarks owned by any Group Company that are material to the business of the Group Companies (“Company Material Trademarks”) have been registered with the United States Patent and Trademark Office and all corresponding non-U.S. registration offices where the Group Companies do material business related to the goods or services associated with such Trademarks, and are in compliance in all material respects with all requirements of the applicable registration offices where they have been registered; and (ii) to the Knowledge of the Company, no Person has any ownership rights that would restrict or conflict in any material respect with the use by any Group Company of any Company Material Trademarks in the conduct of the business of the Group Companies anywhere in the United States or in any other country where the Group Companies do material business related to the goods or services associated with such Company Material Trademarks.

(c) Except as set forth on Schedule 3.10(c), (i) a Group Company owns and possesses all right, title and interest in or to, or has the right to use, all material Intellectual Property used in or necessary to conduct the business of the Group Companies (collectively, the “Company Intellectual Property”), free and clear of all

Liens (other than Permitted Liens), (ii) the applicable Group Company is the owner of all Intellectual Property it owns or purports to own, and, to the Knowledge of the Company, each such item is subsisting, valid and enforceable, and (iii) there are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, registrability, or enforceability of any Company Owned Intellectual Property.

(d) Schedule 3.10(d) sets forth a listing of all agreements (i) under which any Group Company is a licensor of any Company Owned Intellectual Property (other than non-exclusive licenses granted in the Ordinary Course and licenses that would not be considered material to any Group Company’s business), and (ii) under which any Group Company is a licensee of Intellectual Property (other than licenses of commercially available, off-the-shelf computer software with a replacement cost or annual license, maintenance and other fees of less than $150,000, in the aggregate and licenses to Intellectual Property that are incidental to the provision of goods or services by third parties to any Group Company (“Company IP Agreements”).

(e) Except as set forth on Schedule 3.10(e): to the Knowledge of the Company, (i) the conduct of the Group Companies business does not infringe, misappropriate or violate, or has in the past three (3) years infringed, misappropriated, or violated, any Intellectual Property rights of any Person; and (ii) no Group Company has received any written notice in the past three (3) years alleging any of the same (including any unsolicited demand or request from a third Person to license Intellectual Property).

(f) Except as set forth on Schedule 3.10(f): to the Knowledge of the Company, (i) there are no Actions currently pending or threatened, or that have been brought within the last three (3) years, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property; and (ii) no Person is infringing upon, misappropriating, or otherwise violating any of the Company Owned Intellectual Property.

(g) Each Group Company has taken commercially reasonable measures to protect all material Company Owned Intellectual Property, including its material trade secrets and its other material confidential information. Without limiting the generality of the foregoing, each past and present employee, consultant, or contractor of any Group Company who has developed any material Company Owned Intellectual Property in the scope of his or her employment or engagement by a Group Company or has access to any trade secrets or other material confidential information of the Group Companies has entered into a written agreement pursuant to which such Person (i) agrees to protect the confidentiality of such trade secrets and other confidential information, and (ii) assigns to a Group Company all of such Intellectual Property, and, to the Knowledge of the Company, no such Person has breached any such agreement.

(h) Each Group Company possesses all source code and other documentation necessary to compile and operate the material software owned by the Group Company. Each Group Company (i) has not disclosed, delivered, licensed or otherwise made available and (ii) does not have any duty or obligation (whether present, contingent, under an escrow arrangement, or otherwise) to disclose, deliver, license or otherwise make available, to any Person any source code for any material software owned by any Group Company, except where such disclosure would not materially impair any Group Company’s business. No open source software is or has been (A) incorporated into, embedded in, combined with, linked with, or used in or in connection with, or (B) distributed or made available to any Person in connection with, any material software owned by any Group Company, in each case, in a manner that would result in any such software owned by the Group Company becoming subject to any obligation to disclose, deliver, license or otherwise make available such software, to any Person.

(i) To the Knowledge of the Company, there has not been any unauthorized intrusion or breach of security, material failure or Security Incidents, or other similar adverse event with respect to any software, computer firmware, computer hardware, computer or information technology systems or infrastructure, electronic data processing systems or networks, telecommunications networks, network equipment, interfaces, platforms, peripherals, or other computer systems owned, licensed, leased, or otherwise used in the conduct of the business of the Group Companies (collectively, the “Company Systems”), or with respect to data or information contained therein or transmitted thereby. The Company Systems are sufficient in all material respects for the current needs of the Group Companies. The Group Companies have put commercially reasonable safeguards in place designed to protect (i) the security of the Company Systems and any Personal Data in any Group Company’s possession or control and (ii) the Company Systems and any such Personal Data from unauthorized access, use, modification or corruption. To the Knowledge of the Company, the Company Systems are free from any “virus,” or other software routines or hardware components that in each case permit unauthorized access to or the unauthorized disablement of, such Company Systems. Since the Lookback Date, the Group Companies have been in compliance in all material respects with all Data Security Requirements, and (x) to the Knowledge of the Company, no Person has made any illegal or unauthorized use of, or had unauthorized access to, the Company Systems or any Personal Data that was collected by or on behalf of the Group Companies or is in the possession or control of the Group Companies, and (y) no Group Company has received any written notices or complaints alleging any Security Incident from any Person or been the subject of any claim, proceeding or, to the Knowledge of the Company, investigation with respect to any Security Incident, or non-compliance with any Data Security Requirements.

(j) The consummation of the transactions contemplated by this Agreement will not result in the loss or material impairment of, or payment of, any additional material amounts with respect to, nor require the consent of any other Person in respect of, each Group Company’s right to own, use, or hold for use any of the material Company Intellectual Property, Company Systems or Personal Data owned, used or held for use by such Group Company prior to the Closing Date, or result in a breach or violation of, or constitute a default under, any Data Security Requirement.

Section 3.11 Litigation.

(a) Except as set forth on Schedule 3.11, since the Lookback Date, there have not been, and there are no, Actions or Orders pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Company or any of their respective properties at Law or in equity, including, in each case, Actions or Orders (i) that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement or (ii) that, individually or in the aggregate, would reasonably be expected to be material to any Group Company.

(b) No Group Company has filed or intends to file any material Action against any other Person since the Lookback Date.

Section 3.12 Company Material Contracts.

(a) Schedule 3.12(a) sets forth a true, correct and complete list of the following Contracts to which any Group Company is a party:

(i) any stockholder, partnership or other Contract with a holder of equity securities of any Group Company, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement or registration rights agreement;

(ii) joint venture and strategic alliance Contracts;

(iii) any Contract for (A) the divestiture of any material business, properties or assets of any Group Company or (B) the acquisition by any Group Company of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or otherwise;

(iv) any Contract that is a note, debenture, guarantee, mortgage, loan agreement or indenture relating to or that otherwise evidences Indebtedness of any Group Company in an amount greater than $250,000;

(v) any interest rate, currency or other hedging, swap or factoring Contract;

(vi) any non-competition Contract or other Contract that purports to limit (A) the ability of any Group Company from operating or doing business in any location, market or line of business, (B) the Persons to whom any Group Company may sell products or deliver services or (C) the Persons that any Group Company may hire or solicit for hire;

(vii) any CBA;

(viii) any employment or consulting Contract with any director, officer, employee, independent contractor or individual service provider of any Group Company that (A) provides annual compensation in excess of $150,000, (B) provides for the payment or accelerated vesting of any form of compensation or benefits upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or (C) is not terminable at any time and without any liability to any Group Company or payment of severance or similar separation payments;

(ix) any change in control, transaction bonus, retention or similar agreements with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

(x) any Company IP Agreement;

(xi) Contract under which any Group Company is lessee of or holds or operates any tangible property, including real property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xii) Contract under which any Group Company is lessor of or permits any third Person to hold or operate any tangible property, including real property, owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xiii) any Contract with any Material Customer or Material Supplier;

(xiv) any material sales representative, marketing or advertising Contract;

(xv) any Contract reasonably expected to result in future payments to or by any Group Company in excess of $250,000 per annum, except for Contracts that are terminable on less than 30 days’ notice without penalty;

(xvi) any Contract that grants to any Person, other than a Group Company, (A) a most favored pricing provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xvii) any Contract with any Governmental Entity;

(xviii) any Contract that is a settlement, conciliation, or similar agreement with (A) any Governmental Entity or (B) pursuant to which any Group Company has any ongoing material liability or obligation;

(xix) any Contract requiring or providing for any capital expenditure in excess of $250,000 other than capital expenditures made in accordance with the Group Companies’ budget;

(xx) any Contract containing any provision pursuant to which any Group Company will be obligated to make a payment to any Person at the Closing as a direct result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(xxi) any Contract between any Group Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which any Group Company has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member; or

(xxii) any other Contract not of the types described above in this Section 3.12 that involves consideration in excess of $250,000 in the aggregate in the past twelve (12) months to or from the Group Companies.

(b) The Contracts listed or required to be listed on Schedule 3.12(a) (together with Leases and the Company Affiliate Agreements, the “Company Material Contracts”) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. No Group Company has any present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Group Company under any Company Material Contract, and, to the Knowledge of the Company, no facts exist which would render such performance unlikely (including as a result of COVID-19 or COVID-19 Measures). None of the Group Companies or, to the Knowledge of the Company, the other parties thereto are in material breach of or default under any Company Material Contract and to the Knowledge of the Company, no event has occurred which would permit termination, modification or acceleration of any material term or condition of any Company Material Contract by any party thereto.

(c) No Group Company has received notice of any current default under any Company Material Contract. None of the Group Companies has given notice of its intent to terminate, modify, amend any material term of condition, or otherwise materially alter the terms and conditions of, any Company Material Contract or has received any such notice from any other party thereto.

Section 3.13 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 3.13:

(a) all income and other material Tax Returns of the Group Companies required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly and timely filed and are true, correct and complete in all material respects;

(b) all Taxes due and owing by any of the Group Companies (whether or not shown on any Tax Return) have been paid timely in full;

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of the Group Companies were or are due to be filed;

(d) all deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of the Group Companies are being asserted, proposed or, to the Knowledge of the Company, threatened, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or, to the Knowledge of the Company, threatened;

(f) the Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of the Group Companies has waived any statute of limitations in respect of Taxes;

(h) there are no Liens for Taxes against any asset of the Group Companies (other than Liens for Taxes which are not yet due and payable);

(i) no Group Company is a party to any Tax allocation, Tax indemnity or tax sharing agreement or other similar arrangement under which the Group Companies will have any liability after the Closing (excluding customary commercial agreements the primary subject of which is not Taxes);

(j) no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company); or has any liability for the Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise;

(k) no Group Company is or has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(l) no claim has ever been made by an Governmental Entity in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company may be subject to taxation by that jurisdiction;

(m) the Financial Statements properly and adequately accrue or reserve for Tax liabilities in accordance with GAAP and the unpaid Taxes of the Company and the Company Subsidiaries (being Taxes not yet due and owing) will not exceed the reserve for Tax liabilities set forth on the face of the balance sheet as of December 31, 2020 as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns;

(n) the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(o) each Group Company is, and has been at all times since formation, treated as the type of entity for United States federal tax purposes listed opposite its name on Schedule 3.13;

(p) no Group Company will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount or deferred revenue received on or prior to the Closing Date.

(q) no Group Company will be required to make any payment after the Closing Date as a result of an election under Section 965 or the Code; and

(r) none of the Group Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

Section 3.14 Environmental Matters.

(a) Each Group Company is and since the Lookback Date has been in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Environmental Permits required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

(b) No Group Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, released or owned or operated any facility or property contaminated by any Hazardous Substance, in each case so as to give rise to any material liability (contingent or otherwise) of the Group Companies pursuant to any Environmental Laws.

(c) None of the Group Companies has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability (contingent or otherwise) of any other Person relating to any Hazardous Substance or Environmental Laws.

(d) Since the Lookback Date (or earlier if unresolved), no Group Company has received any written notice, report or information that such Group Company is subject to any Action, Order or actual or alleged material violation or liability (contingent or otherwise) arising under any Environmental Law, and to the Company’s Knowledge, no such Action or Order is pending or threatened.

(e) The Company has made available to Parent copies of all environmental, health or safety audits, assessments, and reports and all other documents bearing on material environmental, health or safety liabilities relating to the Group Companies, their operations or any facility currently or formerly owned or operated by the Group Companies, which are in its possession or reasonable control.

Section 3.15 Licenses and Permits; Regulatory Compliance.

(a) Schedule 3.15 sets forth a true, correct and complete list of all material Licenses and approvals issued to or maintained by the Group Companies. The Group Companies own or possess all material Licenses that are necessary to enable them to carry on their respective operations as presently conducted. All such Licenses are in full force and effect as of the Closing Date.

(b) The Group Companies are in compliance in all material respects with the terms and conditions of the Licenses, and have received no written or, to the Company’s Knowledge, oral notices from any Governmental Entity that they are in material violation in any respect of any of the terms or conditions of any Licenses or alleging the failure to maintain any Licenses. The Group Companies have not received any notice from any Governmental Entity that any of the Licenses will not be renewed, and, to the Company’s Knowledge, there are no Actions pending or, to the Company’s Knowledge, threatened to revoke or withdraw any such Licenses.

(c) Each insurance producer employed or contracted with the Group Companies, at the time of soliciting, selling, negotiating or producing any insurance contract on behalf of the Group Companies, to the extent required by applicable Law, was duly appointed by the applicable insurance company, and was duly licensed as an insurance agent, broker or producer for the type of insurance contracts solicited, sold, negotiated or produced by such insurance producer, in each case, in the particular state in which such insurance producer solicited, sold or produced such insurance contract.

(d) To the extent required by applicable Law, the Group Companies maintain insurance premium trust accounts in accordance with all applicable Laws and have deposited, when required, all insurance premiums collected or received by the Group Companies in an insurance premium trust account maintained by such Group Company. To the Knowledge of the Company, no funds deposited into such insurance premium trust account have ever been withdrawn therefrom for any use other than as permitted under applicable Law.

Section 3.16 Company Benefit Plans.

(a) Schedule 3.16(a) contains a true, correct and complete list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of the following documents, to the extent applicable: (i) the current plan document and any related trust documents, and amendments thereto; (ii) the three most recent annual returns (Forms 5500 and schedules thereto) and the most recent actuarial report, if any; (iii) the most recent IRS determination, opinion or advisory letter; (iv) the most recent summary plan description and any subsequent summaries of material modifications thereto; (v) any related insurance Contracts or funding arrangements; and (vi) any non-routine correspondence with any Governmental Entity.

(b) Except as set forth on Schedule 3.16(b):

(i) No Company Benefit Plan is, and none of the Group Companies maintains, sponsors, contributes to or has an obligation to contribute to, or otherwise has any current or contingent liability or obligation (including on account of an ERISA Affiliate) under or with respect to: (i) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (ii) a “defined benefit plan” (as defined in Section 3(35) or ERISA) or any other plan subject to Section 302 or Title IV or ERISA or Section 412 or 430 of the Code, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Group Company has any current or contingent obligation or liability or obligation by reason of at any time being considered a single employer under Section 414 of the Code with any other Person;

(ii) Each Company Benefit Plan and related trust has been established, administered, maintained, funded and operated in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code), and all contributions, premiums, reimbursements, distributions and payments required to be made with respect to any Company Benefit Plan for all periods ending prior to or as of the Closing have been timely made in accordance with the terms of such Company Benefit Plan and in compliance with the requirements of all applicable Laws and, if not yet due, properly accrued;

(iii) No liability or Action has been made, commenced or threatened with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course and appeals of denied such claims);

(iv) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”), or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and no event has occurred and no condition or circumstance exists which could reasonably be expected to result in the revocation of any such determination letter or opinion letter or adversely affect the qualification of such Company Benefit Plan;

(v) No Group Company has incurred, nor have any events occurred that would reasonably be expected to result in the imposition of, any material penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. No Company Benefit Plan provides for, and no Group Company could be obligated to provide, post-employment or post-termination medical, health, life insurance or any other “welfare-type” benefits to any current or former employee, officer or director of any Group Company or any other Person except as required by COBRA and for which the covered individual pays the full cost of coverage;

(vi) No Group Company or current or former employee, officer or director thereof or, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan or a breach of fiduciary duty (as determined under ERISA) with respect to a Company Benefit Plan that would reasonably be expected result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

(vii) No Company Benefit Plan, and no Group Company nor, to the Knowledge of the Company, any Person on behalf of a Group Company has filed an application or otherwise taken corrective action under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Compliance Program with respect to any Company Benefit Plan with respect to which any current or contingent liability to a Group Company remains;

(viii) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code; none of the Group Companies has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code;

(ix) None of the Group Companies, and no employee, equityholder or service provider (current or former) of the Group Companies, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. Tax law) as a result of the transactions contemplated by this Agreement; and

(x) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will, directly or indirectly except as provided for in this Agreement, (A) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (current or former) of the Group Companies, (B) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation, benefits or other rights under any Company Benefit Plan or otherwise, or (D) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan.

Section 3.17 Labor Relationships.

(a) None of the Group Companies’ employees are represented by any labor union, works council, labor organization or other employee representative body, nor are any of the Group Companies party to or bound by any collective bargaining agreement, works council agreement or other labor-related Contract or bargaining relationship with any union, works council, labor organization, or other employee representative body (each a “CBA”). There are no, and since the Lookback Date, there have been no, labor organizing or decertification activities relating to or affecting any employees of any of the Group Companies, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied any notice, consultation or bargaining obligations owed to their employees or their representatives under applicative Law, CBA, or other Contract.

(b) Since the Lookback Date, no material labor grievance, labor arbitration, labor dispute, unfair labor practice charge, walk out, strike, lockout, hand billing, picketing, slowdown or work stoppage involving any employees of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened against or has affected any of the Group Companies (including as a result of COVID-19, COVID-19 Measures or otherwise).

(c) The Group Companies are and, since the Lookback Date, have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, COVID-19, plant closures, furloughs, and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action and unemployment insurance.

(d) The Group Companies have promptly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which they are or were made aware since the Lookback Date. The Company does not reasonably expect any material liability with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.

(e) None of the Group Companies has any material liability with respect to (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation which has or have come due and payable to their current or former employees or independent contractors under applicable Law, Contract or policy, or with respect to the misclassification or treatment of any service providers to any of the Group Companies as an independent contractor, leased employee, or other non-employee; and/or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) No Person is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) to the Group Companies or (ii) with respect to any Person who is a current employee or independent contractor of the Group Companies, to the Knowledge of the Company, to any third Person with respect to such Person’s right to be employed or engaged by the Group Companies or to the knowledge or use of trade secrets or proprietary information.

(g) No employee layoff, facility closure (whether voluntary or by Order), reduction-in-force, furlough, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Group Companies has occurred since March 1, 2020 or is currently planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and the Group Companies have no material employment-related liability with respect to or related to COVID-19.

(h) The Group Companies are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, (iii) required to maintain an affirmative action plan or (iv) party to, or bound by, any foreign, federal, state or local government contracts requiring the payment of prevailing wage rates or benefits to workers.

(i) To the Knowledge of the Company, no employee of the Group Companies with annualized compensation at or above the level of $100,000, intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

Section 3.18 International Trade & Anti-Corruption Matters.

(a) None of the Group Companies, nor any of their respective officers, directors or employees, nor to the Knowledge the Company, any agent or Representative acting on behalf of the Group Companies: (x) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”); or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws. The Group Companies have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(b) The Group Companies have implemented and maintain in effect written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Anti-Corruption Laws and Trade Control Laws. During the five (5) years prior to the date hereof, none of the Group Companies have, in connection with or relating to the business of the Group Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(c) None of the Group Companies has imported products into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the United States government.

Section 3.19 Brokerage. Except as set forth on Schedule 3.19, none of Parent, Merger Sub I, Merger Sub II, the Company, Surviving Company or any other Group Company shall be obligated to pay or bear (e.g., by virtue of any payment by or obligation of the Company or any other Group Company any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder, investment banker or other Person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates.

Section 3.20 Insurance Policies. Schedule 3.20 contains a true, correct and complete list of all material insurance policies carried by, and for the benefit of, the Group Companies (collectively, the “Insurance Policies”). Such Insurance Policies provide coverage sufficient in all material respects for a business of the size and type operated by the Group Companies. With respect to each Insurance Policy, except as otherwise set forth on Schedule 3.20, (i) all such policies are in full force and effect, (ii) all premiums with respect thereto covering all periods up to the Closing on the Closing Date will have been paid, (iii) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect in all material respects, (iv) neither the Company nor its Subsidiaries is in material breach of or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the Knowledge of the Company, no such action has been threatened, and (v) no notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any Insurance Policy. There is no pending material claim by any Group Company against any insurance carrier under any Insurance Policy for which coverage has been denied or disputed by the applicable insurance carrier.

Section 3.21 Affiliate Transactions. Except for employment relationships and compensation, benefits, Contracts with respect to the issuance of Company Equity Awards, travel advances and employee loans in the Ordinary Course which are reflected in the Financial Statements or as disclosed on Schedule 3.21, there are no transactions or Contracts between any Group Company, on the one hand, and any director, officer, employee, stockholder, other Equity Holder or Affiliate of any Group Company, on the other hand (each of the foregoing, a “Company Affiliate Agreement”). None of the Group Companies or their respective directors, officers, employees, shareholders, other Equity Holders or Affiliates possesses, directly or indirectly, any financial interest in, or is a director, officer, employee, stockholder, other Equity Holder or Affiliate of, any Person (other than any Group Company) which is a Material Customer or Material Supplier, or material lessor or competitor, of any Group Company.

Section 3.22 Information Supplied. None of the information supplied, or to be supplied, by the Group Companies for inclusion or incorporation by reference in the Registration Statement / Proxy Statement or any other document submitted to the SEC or any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) did or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no warranty or representation is made by the Company with respect to (i) statements made or incorporated by reference therein based on information supplied by Parent or its Affiliates for inclusion in such materials or (ii) any projections or forecasts included in such materials. Any position taken by the Group Companies in any document submitted to the SEC was done so in good faith by the Group Companies.

Section 3.23 Material Customers and Material Suppliers. Schedule 3.23 sets forth a list of the Group Companies’ Material Customers and Material Suppliers as measured by the dollar amount of purchases, for the twelve (12) months ended March 31, 2021, showing the total purchases from each such Material Customer or by the Group Companies from each such Material Supplier, during each such period. No Material Customer or Material Supplier has (a) terminated its relationship with any of the Group Companies, (b) materially reduced its business with any of the Group Companies or otherwise adversely modified its relationship or terms with any of the Group Companies, (c) notified in writing any of the Group Companies of its intention to take any such action and, to the Knowledge of the Company, no such Material Customer, or Material Supplier is contemplating such an action or (d) to the Knowledge of the Company prior to the execution and delivery of this Agreement, become insolvent or subject to bankruptcy proceedings. COVID-19 and COVID-19 Measures have not prevented the Group Companies from maintaining an adequate level of services for the Group Companies’ customers.

Section 3.24 Compliance with Laws.

(a) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all Laws applicable to their respective businesses, operations, assets and properties and all applicable COVID-19 Measures. No Group Company has received any written or, to the Knowledge of the Company, oral notice of, or been charged with, the material violation of any such Laws.

(b) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable requirements under the Federal Food, Drug, and Cosmetic Act, as amended (and the regulations and guidance promulgated thereunder by the U.S. Food and Drug Administration (“FDA”), including the Produce Safety Rule at 21 C.F.R. subpart 112), the Federal Trade Commission Act, as amended (and the regulations promulgated thereunder by the Federal Trade Commission (“FTC”), including the Green Guides at 16 C.F.R. part 260), all comparable state Laws and each of their implementing regulations, and the Produce Good Agricultural Practices Harmonized Food Safety Standard (“GAP Standard”) administered by the U.S. Department of Agriculture Agricultural Marketing Service (collectively, the “Food Laws”). To the Group Companies’ knowledge, no Group Company has received any written notice from any Governmental Entity alleging a failure to comply with any of the Food Laws. Since the Lookback Date, the products produced and distributed by any of the Group Companies are and have been produced, packed, labeled, held, distributed, and advertised in material compliance with the Food Laws. There have been no recalls or market withdrawals of any product by any of the Group Companies, whether ordered by a Governmental Entity or undertaken voluntarily by any of the Group Companies.

(c) No Group Company is a “TID U.S. business” (as such term is defined at 31 CFR § 800.248).

Section 3.25 Assets. The Group Companies have good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Group Companies, free and clear of any and all Liens (other than Permitted Liens). All such items of tangible personal property that are material to the operation of the business of the Group Companies are in reasonably good condition and in a state of reasonably good maintenance and repair and are suitable for the purposes used. The tangible assets owned or leased by the Group Companies constitute all of the tangible assets necessary for the continued conduct of the business of the Group Companies as conducted as of the date hereof.

Section 3.26 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement, none of the Group Companies, nor any Person on behalf of any of the Group Companies has made or makes any other express or implied representation or warranty with respect to the Group Companies or the transactions contemplated by this Agreement, and the Company hereby expressly disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent, Merger Sub I or Merger Sub II by any Representative of the

Company or the Equity Holders or any of their respective Affiliates). Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties contained in this Article III (as modified by the Schedules), neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, express or implied, to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives of Affiliates or any other Person regarding any projections, estimates, forecasts, budgets, future cash flows or future financial condition (or any component thereof), or the probable success or future profitability of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives or Affiliates or any other Person, and any such representations or warranties are hereby expressly disclaimed. It is understood that any Due Diligence Materials made available to Parent, Merger Sub I, Merger Sub II or their respective Affiliates or Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives except for the representations and warranties expressly contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement.

Section 3.27 Solvency. None of the Group Companies is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.

Section 3.28 Independent Investigation; No Reliance. The Company has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent, Merger Sub I and Merger Sub II, which investigation, review and analysis was conducted by the Company and its Affiliates and, to the extent deemed appropriate by them, by Representatives of the Company. In entering into this Agreement, the Company acknowledges (on behalf of itself and the Equity Holders) that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Agreement and Parent, Merger Sub I and Merger Sub II expressly set forth in any Ancillary Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except (i) as set forth in the disclosure schedules delivered by Parent, Merger Sub I and Merger Sub II to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) or in the Parent SEC Documents excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature) and (ii) with respect to Parent’s ongoing review of the implications of the SEC’s issuance of the Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, made on April 12, 2021 (the “SEC Accounting Guidance”), and any actions taken by Parent consistent with such review or statement, each of Parent, Merger Sub I and Merger Sub II, severally and not jointly, hereby represents and warrants to the Company, as of the date of this Agreement and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 4.1 Organization. As of the date hereof, Parent is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. From and after the Domestication and as of the Closing, Parent will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent, Merger Sub I and Merger Sub II has all requisite exempted company or corporate power and authority to carry on in all material respects its business as now being conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary

Agreements to which Parent, Merger Sub I or Merger Sub II is a party. Each of Parent, Merger Sub I and Merger Sub II is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby. Parent has no Subsidiaries other than Merger Sub I and Merger Sub II. Except as set forth in the preceding sentence, none of Parent, Merger Sub I or Merger Sub II is party to any joint venture or other similar arrangement or relationship, owns, or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person.

Section 4.2 Authorization. Each of Parent, Merger Sub I and Merger Sub II has the requisite exempted company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject in each case to the Required Parent Shareholder Approval. This Agreement and the transactions contemplated hereby have been, and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is or will be a party as of the Closing Date and the transactions contemplated thereby shall be, duly authorized, executed and delivered by each of Parent, Merger Sub I or Merger Sub II, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes the legal, valid and binding obligations of each of Parent, Merger Sub I and Merger Sub II, as applicable, enforceable against each of Parent, Merger Sub I and Merger Sub II, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists of (i) 500,000,000 Parent Class A Ordinary Shares, (ii) 50,000,000 Parent Class B Ordinary Shares and (iii) 5,000,000 preference shares, each with par value $0.0001 per share. As of the date of this Agreement, (A) 27,500,000 Parent Class A Ordinary Shares are issued and outstanding, (B) 6,875,000 Parent Class B Ordinary Shares are issued and outstanding, (C) no preference shares are issued and outstanding and (D) 10,833,333 Parent Warrants (consisting of 5,333,333 Parent Private Placement Warrants and 5,500,000 Parent Public Warrants) are issued and outstanding. As of the date of this Agreement, all outstanding Parent Class A Ordinary Shares and Parent Class B Ordinary Shares (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Laws, and (3) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Parent Governing Documents. As of the date of this Agreement, except in each case (i) as set forth in the Parent Governing Documents, the Parent SEC Documents and the Subscription Agreements, and (ii) for Parent Class A Ordinary Shares, Parent Class B Ordinary Shares, the Parent Warrants and the Parent Share Redemption, there are no outstanding (w) securities of Parent convertible into or exchangeable for shares or other Equity Interests of Parent, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to Parent, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the share capital or any other Equity Interests of Parent, and no obligation of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or any other Equity Interests of Parent or any securities convertible into or exercisable for such shares or other Equity Interests of Parent, or (z) obligations of Parent to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares or other Equity Interests of Parent, including securities convertible into or exchangeable for shares or other Equity Interests of Parent. Except as set forth on Schedule 4.3(a) of the Parent Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies, rights plan, anti-takeover plan or other agreements in effect with respect to the voting or transfer of any Parent Class A Ordinary Shares or Parent Class B Ordinary Shares or any other Equity Interests of Parent, or to which Parent is otherwise bound with respect thereto. No Subsidiary of Parent owns any Equity Interest in Parent.

(b) Each holder of any Parent Class B Ordinary Shares initially issued to Parent Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all such Parent Class B Ordinary Shares in favor of approving the transactions contemplated hereby, and (ii) is not entitled to redeem any Parent Class B Ordinary Share pursuant to the Parent Governing Documents.

(c) Parent is the sole record and beneficial owner of all of the issued and outstanding capital stock of Merger Sub I, free and clear of any Liens (other than Permitted Liens). All of the issued and outstanding Equity Interests of Merger Sub I have been duly authorized and validly issued, and are fully paid and non-assessable.

(d) Parent is the sole record and beneficial owner of all of the issued and outstanding membership interests of Merger Sub II, free and clear of any Liens (other than Permitted Liens). All of the outstanding membership interests of Merger Sub II have been duly authorized, validly issued, and are not subject to preemptive rights and are held by Parent.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Required Parent Shareholder Approval, the filing of the Domestication documents, the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger, the filing of any Parent SEC Documents and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.5 and the representations and warranties of the Company and the Equity Holders contained in any Ancillary Agreement, neither the execution and delivery of this Agreement or any Ancillary Agreement to which Parent, Merger Sub I or Merger Sub II is a party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of Parent, Merger Sub I or Merger Sub II, (b) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by Parent, Merger Sub I or Merger Sub II, (c) result in a material violation of or a material default (or give rise to any material right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other material contract, instrument or obligation to which Parent, Merger Sub I or Merger Sub II is a party or by which Parent, Merger Sub I or Merger Sub II or any of their respective assets may be bound, or (d) violate in any material respect any material Law applicable to Parent, Merger Sub I or Merger Sub II, except, in the case of clauses (b), (c) and (d) of this Section 4.4, for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party, including the payment of the Merger Consideration and other amounts to be paid or caused to be paid by Parent, Merger Sub I or Merger Sub II at the Closing.

Section 4.5 Financial Statements. Except as set forth on Section 4.5 of the Parent Disclosure Schedule:

(a) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents (a) fairly present in all material respects the financial condition of Parent as at the respective dates of, and for the periods referred to in, such financial statements and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC), and (b) fairly present in all material respects, the consolidated financial position, results of operations, changes in shareholder’s equity and cash flows of Parent, if any, as at the respective dates of, and for the periods referred to in, such financial statements, except as otherwise noted therein. Parent has no material off-balance sheet arrangements that are not disclosed in the Parent SEC Documents.

(b) There is no material liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of Parent or its Subsidiaries of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis and in accordance with past practice, except for liabilities, debts and obligations: (i) provided for in, or otherwise reflected or reserved for in the financial statements and notes contained or incorporated by reference in the Parent SEC Documents; (ii) that have arisen since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the Parent SEC Documents in the ordinary course of the operation of business of Parent; (iii) that arose under any material Contract to which Parent, Merger Sub I or Merger Sub II is a party, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation; (iv) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (v) arising under the Parent Governing Documents or the Governing Documents of Merger Sub I or Merger Sub II; (vi) that will be discharged or paid off prior to or at the Closing; (vii) that relate to or could result from the application of the SEC Accounting Guidance; or (viii) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

Section 4.6 PIPE Financing. As of the date hereof, Parent has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by Parent with the applicable Investors named therein, pursuant to which the Investors have committed to provide the PIPE Financing. Each Subscription Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, and each such Subscription Agreement is a legal, valid and binding obligation of Parent and to the knowledge of Parent, assuming the accuracy of the representations and warranties of the applicable Investors set forth in the Subscription Agreements, each Investor, and each such Subscription Agreement is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. There are no other agreements, side letters, or arrangements between Parent and any Investor relating to any Subscription Agreement that would affect the obligation of such Investor to contribute to the Company the applicable portion of the PIPE Financing set forth in the Subscription Agreement of such Investor, and, as of the date hereof, Parent does not know of any facts or circumstances that would result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Financing not being available to Parent, on the Closing Date. As of the date hereof, Parent is not in breach of any of the terms or conditions in the Subscription Agreements, and to the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term of condition of closing to be satisfied by it contained in any Subscription Agreement. There are no conditions precedent or contingencies to the obligations of the parties under any Subscription Agreement to fund the applicable amount set forth therein, other than as set forth in such Subscription Agreement, this Agreement or any Ancillary Agreement. As of the date hereof, no fees, consideration or other discounts are payable or have been agreed by Parent (including, from and after the Closing, the Company, Merger Sub I and Merger Sub II) to any Investor in respect of any of its portion of the PIPE Financing.

Section 4.7 Litigation. There are no Actions pending or, to the knowledge of Parent, threatened by any Governmental Entity with respect to Parent, Merger Sub I or Merger Sub II and there are no Actions, pending or currently threatened, against Parent, Merger Sub I or Merger Sub II that (a) would challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby.

Section 4.8 Tax Returns; Taxes. Except as otherwise disclosed on Section 4.8 of the Parent Disclosure Schedule:

(a) all income and other material Tax Returns of Parent required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly and timely filed and are true, correct and complete in all material respects;

(b) all Taxes due and owing by Parent (whether or not shown on any Tax Return) have been timely paid in full;

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of Parent were or are due to be filed;

(d) all deficiencies asserted as a result of any examination of any Tax Returns of Parent have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of Parent are being asserted, proposed or, to the knowledge of Parent, threatened, and no audit or investigation of any Tax Return of Parent is currently underway, pending or, to the knowledge of Parent, threatened;

(f) there are no outstanding waivers or agreements by or on behalf of Parent for the extension of time for the assessment of any material Taxes or any deficiency thereof and Parent has not waived any statute of limitations in respect of Taxes;

(g) there are no Liens for Taxes against any asset of Parent (other than Liens for Taxes which are not yet due and payable);

(h) Parent is not nor has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2); and

(i) Following the Domestication, Parent will be treated and classified for U.S. federal and applicable state and local Tax purposes as a domestic corporation (within the meaning of the Code). Merger Sub II is treated and classified for U.S. federal and applicable state and local Tax purposes as an entity which is disregarded as an entity separate from its owner (within the meaning of Section 301.7701-2 of the Treasury Regulations), and no election has or shall be made to treat Merger Sub II as anything other than a disregarded entity for U.S. federal income Tax purposes if such election would reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization under Section 368(a) of the Code.

Section 4.9 Compliance with Laws. Each of Parent, Merger Sub I and Merger Sub II is, and has been since inception, in compliance in all material respects with all Laws applicable to their respective businesses or operations. To the knowledge of Parent, neither Parent, Merger Sub I nor Merger Sub II has received any written notice of or been charged with the material violation of any such Laws by any Governmental Entity having jurisdiction or authority over the operations of Parent, Merger Sub I or Merger Sub II, as applicable.

Section 4.10 Brokerage. Except as set forth on Section 4.10 of the Parent Disclosure Schedule, to the knowledge of Parent, neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates.

Section 4.11 Subsidiaries; Organization of Merger Sub I and Merger Sub II. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II are wholly owned by Parent and were formed for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has and will have at the Closing no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

Section 4.12 Parent SEC Documents. Except as set forth on Section 4.12 of the Parent Disclosure Schedule, since the consummation of the initial public offering of Parent’s securities, Parent has timely filed or furnished with the SEC all periodic reports required to be filed or furnished under the Securities Act or the Exchange Act (excluding Section 16) (such forms, reports, schedules and statements, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), was prepared with and complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No notice of any SEC review or investigation of Parent or such Parent SEC Documents has been received by Parent. To the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.12, the term “file” will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

Section 4.13 Information Supplied; SEC Filings. The information supplied, or to be supplied, by Parent for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) does not and shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by Parent or that are included in such filings, submissions, publications or mailings). The Registration Statement / Proxy Statement will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder applicable to the Registration Statement / Proxy Statement.

Section 4.14 Listing. Prior to the Domestication, the issued and outstanding Parent Class A Ordinary Shares (the foregoing, collectively, the “Parent Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. Except as set forth on Section 4.14 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Public Securities or prohibit or terminate the listing of the Parent Public Securities on the NYSE. Parent has taken no action that is designed to terminate the registration of the Parent Public Securities under the Exchange Act. Except as set forth on Section 4.14 of the Parent Disclosure Schedule, Parent has not received any written or, to the knowledge of Parent, oral deficiency notice from the NYSE relating to the continued listing requirements of the Parent Public Securities.

Section 4.15 Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.16 Board Approval; Shareholder Vote. The board of directors of Parent and Merger Sub I (including any required committee or subgroup of the board of directors of Parent or Merger Sub I, as applicable) and the sole member of Merger Sub II have, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by this Agreement; and (b) determined that the consummation of the transactions contemplated by this Agreement is in the best interest of, as applicable, the Parent Shareholders, the sole stockholder of Merger Sub I and the sole member of Merger Sub II. Other than obtaining the Required Parent Shareholder Approval and making and procuring all those filings required to be made in connection with the Domestication, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the transactions contemplated by this Agreement.

Section 4.17 Trust Account. As of the date hereof, Parent has at least $275,000,000 (the “Trust Amount”) in a trust account maintained by the Trustee (the “Trust Account”), with such funds invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by the Trustee pursuant to the Trust Agreement. As of the date hereof, the Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. As of the date hereof, the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by Parent, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by Parent. To the knowledge of Parent, there are no side letters and (except for the Trust Agreement) no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or (ii) to the knowledge of Parent, entitle any Person (other than (x) the Parent Shareholders who shall have exercised, or do exercise, their rights to participate in the Parent Share Redemption, (y) the underwriters of the Parent’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) and (z) Parent with respect to income earned on the proceeds in the Trust Account (1) to pay income taxes from any interest income earned in the Trust Account and (2) up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no material Actions pending or, to Parent’s knowledge, threatened with respect to the Trust Account.

Section 4.18 Affiliate Transactions. There are no material transactions, Contracts, agreements, arrangements or undertakings between any of Parent, Merger Sub I or Merger Sub II, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent, Merger Sub I or Merger Sub II, on the other hand.

Section 4.19 Indebtedness. Section 4.19 of the Parent Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness in respect of borrowed money, as of the date that is one (1) day prior to the date hereof, of Parent and its Subsidiaries.

Section 4.20 Title to Property. Neither Parent, Merger Sub I nor Merger Sub II owns or leases any real property or personal property. There are no options or other contracts under which Parent, Merger Sub I or Merger Sub II has a right or obligation to acquire or lease any interest in real property or personal property.

Section 4.21 Parent Material Contracts. Section 4.21 of the Parent Disclosure Schedule sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent, Merger Sub I or Merger Sub II is party, including Contracts by and among Parent, Merger Sub I or Merger Sub II on the one hand, and any director, officer, stockholder or Affiliate of such Parties (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to any Parent SEC Document. Neither Parent, nor to the knowledge of Parent, any other party thereto, is in material breach of or default under any Parent Material Contract and to the knowledge of Parent, no event has occurred which would permit termination, modification or acceleration of any material term or condition of any Parent Material Contract by any party thereto.

Section 4.22 Sponsor Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Agreement is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. To the knowledge of Parent, neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. To the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Agreement.

Section 4.23 Absence of Certain Changes or Events. Except as set forth on Section 4.23 of Parent Disclosure Schedule, since their respective dates of formation, except as expressly contemplated by this Agreement, (a) none of Parent, Merger Sub I or Merger Sub II (i) has conducted any business activities other than activities in connection with Parent’s public offering its securities (and the related private offerings), public reporting and Parent’s search for an initial business combination, or (ii) has sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, and (b) there has not been any event, change or effect that, individually or in the aggregate with all other events, changes or effects, has had, or would reasonably be expected to have, a Material Adverse Effect with respect to Parent, Merger Sub I or Merger Sub II.

Section 4.24 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement, none of Parent, Merger Sub I or Merger Sub II makes any other express or implied representation or warranty with respect to Parent, Merger Sub I or Merger Sub II, or the transactions contemplated by this Agreement, and each of Parent, Merger Sub I and Merger Sub II disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to the Company, any Equity Holder or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company or Equity Holder by any Representative of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates). None of Parent, Merger Sub I or Merger Sub II makes any representation or warranty to the Company or any Equity Holder regarding the probable success or future profitability of Parent, Merger Sub I, Merger Sub II or the Group Companies except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party. It is understood that any Due Diligence Materials made available to the Company, any Equity Holder or their respective Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Parent, Merger Sub or their respective Affiliates or Representatives except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party. The Company acknowledges the SEC’s issuance of the Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, made on April 12, 2021, and Parent’s ongoing review of the implications of such statement, and the Company agrees that any actions taken by Parent in connection with such review or statement shall not be deemed to constitute a breach of any of the representations, warranties or covenants in this Agreement.

Section 4.25 Independent Investigation; No Reliance. Parent, Merger Sub I and Merger Sub II have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by Parent, Merger Sub I, Merger Sub II and their respective Affiliates and, to the extent deemed appropriate by them, by Representatives of Parent, Merger Sub I and Merger Sub II. In entering into this Agreement, each of Parent, Merger Sub I and Merger Sub II acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of the Group Companies expressly set forth in this Agreement and the Company and the Equity Holders expressly set forth in any Ancillary Agreement to which it is a party.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company.

(a) The Company agrees that, during the period from the date of this Agreement to the earlier of termination of this Agreement in accordance with Section 8.1 and the Closing (the “Interim Period”), except as otherwise expressly required by this Agreement, or as consented to in advance in writing by Parent, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the Ordinary Course and in compliance in all material respects with applicable Laws and (ii) use its reasonable best efforts to (A) preserve intact its present business organization, (B) keep available the services of and retain its directors, officers and key employees and (C) maintain and preserve existing relationships with its suppliers, vendors, customers, employees, insurers and others having material business relationships with it. Notwithstanding anything to the contrary contained herein, after the date hereof, nothing herein will prevent the Company or the Company Subsidiaries from taking or failing to take, in good faith, any commercially reasonable action, including the establishment of any commercially reasonable policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures to comply with applicable Law related to COVID-19 so long as, in each instance, the Company, to the extent reasonably practicable under the circumstances, provides Parent with advance notice of such anticipated action and consults with Parent in good faith with respect to such action.

(b) The Company agrees that, during the Interim Period, except as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.1(b) or as consented to in advance in writing by Parent, the Company shall not, and shall cause each Company Subsidiary not to:

(i) amend, modify, waive or fail to enforce any of its respective Governing Documents or the Stockholder Agreements;

(ii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options (including Company Options), warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable (other than issuances of the Additional Cargill Warrants, shares of Company Common Stock pursuant to Section 2.7 and Section 2.9, or the grant of Company RSUs under the Company’s Equity Incentive Plan, substantially in the form made available to Parent, to newly hired employees and other service providers which are included in Company Fully Diluted Shares);

(iii) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(iv) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(v) make any change to any of the cash management practices of the Company or any Company Subsidiary, including deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(vi) make any change to any policy or practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to its business or accelerate or delay the payment or receipt of any payables or receivables;

(vii) (A) grant any material refunds, credits, rebates or allowances (or offer new discounts/rebates/credits or allowances) to customers or (B) give any discount, accommodation or other concession other than in the Ordinary Course, in order to accelerate or induce the collection of any receivable;

(viii) take any action or fail to take any action that would have, or could reasonably be expected to have, the effect of (i) delaying or postponing the payment of any accounts payable or commissions or any other liability to post-Closing periods that would otherwise be expected to occur prior to the Closing, or (ii) accelerating the collection of (or discount) any accounts or notes receivable to pre-Closing periods that would otherwise be expected to occur after the Closing;

(ix) (A) incur any Indebtedness in excess of $250,000 in the aggregate, other than Indebtedness related to the Live Oak Term Sheet, as set forth in Schedule 5.1(b) of the Disclosure Schedules, and Indebtedness related to the Additional Cargill Warrants, or (B) make any loans or advances to any other Person;

(x) cancel or forgive any Indebtedness in excess of $250,000 in the aggregate owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary that does not result in a post-Closing Tax or other liability;

(xi) except as may be required by Law or GAAP, make any material change in the financial or tax accounting methods, principles or practices of the Company or any Company Subsidiary (or change an annual accounting period);

(xii) (A) make, change or rescind any Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of Taxes, (C) change any Tax period, (D) adopt or change any method of Tax accounting, (E) file any amended Tax Return or claim for a Tax refund, (F) surrender any right to claim a refund of Taxes, (G) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement, or closing agreement related to any Tax, (H) request any Tax ruling from a competent authority or (I) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(xiii) enter into, renew, modify or amend any Company Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted a Company Affiliate Agreement);

(xiv) grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets, Owned Real Properties or Leased Real Properties;

(xv) sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its material properties or assets that are material to its business (excluding Intellectual Property which is addressed in Section 5.1(b)(xvi)), except sales of inventory in the Ordinary Course;

(xvi) sell, assign, transfer, lease, license, abandon, let lapse, cancel, dispose of, or otherwise subject to any Lien (other than Permitted Liens) any material intellectual property, except non-exclusive licenses of Intellectual Property granted in the Ordinary Course or the full-term expiration of registered Intellectual Property or abandonment in the Ordinary Course of Intellectual Property not material to the business of any Group Company;

(xvii) (A) amend, extend, renew, assign or otherwise modify any Company Material Contract (or any Contract that would have been a Company Material Contract if not so amended, extended, renewed, assigned or otherwise modified as of the date hereof) in any manner less favorable to the Company or any of its Subsidiaries than prior to such amendment or modification, (B) enter into any Contract that would have been a Company Material Contract if entered into prior to the date hereof, or (C) terminate any Company Material Contract (or any Contract that would have been a Company Material Contract if entered into prior to the date hereof), in each case other than in the Ordinary Course;

(xviii) hire, engage or terminate (without cause), furlough, or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000;

(xix) waive or release any noncompetition, nonsolicitation, nondisparagement, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor, other than in the Ordinary Course;

(xx) except as required under applicable Law or the terms (as in effect on the date hereof) of any Company Benefit Plan set forth on Schedule 3.16(a), (A) grant or agree to grant to any employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries any increase in (i) wages or bonus (except in connection with promotions in the Ordinary Course) or (ii) severance, profit sharing, retirement, insurance or other compensation or benefits, (B) adopt, enter into or establish any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof (except with respect to employment or consulting Contracts which would not be Company Material Contracts if in effect on the date hereof), or amend, modify, terminate, or agree to amend, modify or terminate any existing Company Benefit Plans (except for group welfare insurance policy renewals in the Ordinary Course), (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any Company Benefit Plan or otherwise (including any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof), (D) make or agree to make any bonus or incentive payments to any individual (except in connection with payment of the Transaction Bonus Pool Amount pursuant to Section 7.4(c)) or (E) make any personnel change to the management of the Company, including the hiring of additional officers or termination (except for cause) of existing officers;

(xxi) unless required by Law, (A) modify, negotiate, extend, terminate or enter into any CBA, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;

(xxii) implement or announce any employee layoffs or furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the WARN Act;

(xxiii) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Company or any Company Subsidiary (A) involving payments in excess of $150,000 in any single instance or in excess of $250,000 in the aggregate, (B) seeking material injunctive or other equitable remedy, (C) which imposes any material restrictions on the operations of the Company or any Company Subsidiary or (D) by the Equity Holders or any other Person, which relates to the transactions contemplated by this Agreement;

(xxiv) make or incur any capital expenditures that in aggregate exceed $100,000 in excess of the Company’s annual capital expenditure budget for periods following the date hereof made available to Parent;

(xxv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course, or (B) other assets in an amount not to exceed $150,000 individually or $250,000 in the aggregate;

(xxvi) merge or consolidate the Company or any Company Subsidiaries with any other Person, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xxvii) enter into any new line of business, except as expressly set forth in any business plan made available to Parent;

(xxviii) fail to maintain the Insurance Policies or comparable replacement policies consistent with levels maintained by the Company and each Company Subsidiary as of the date of this Agreement;

(xxix) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xxx) make political contributions to political candidates or political action committees;

(xxxi) take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by this Agreement; or

(xxxii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

Section 5.2 Interim Operations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II agrees that, during the Interim Period, except as contemplated by the Domestication, the Parent Shareholder Approval, a Parent Share Redemption, the Sponsor Agreement or the PIPE Financing, or as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.2 or as consented to in advance in writing by the Company, that Parent, Merger Sub I and Merger Sub II shall not:

(i) make any amendment or modification to its Governing Documents or the Trust Agreement;

(ii) make or allow to be made any reduction in the Trust Amount, other than as expressly permitted by the Parent Governing Documents or the Trust Agreement;

(iii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, other than the issuance of additional shares of Parent to third-party investors, including the Investors, pursuant to additional agreements in substantially the form of the Subscription Agreement solely for the purpose of satisfying, and to the extent necessary to satisfy, the conditions set forth in Section 6.2(d);

(iv) other than in connection with the conversion of Parent Class B Ordinary Shares into Parent Common Stock pursuant to the Parent Governing Documents and the Domestication, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(v) make any material Tax election not required by Law or settle or compromise any material Tax liability other than in the Ordinary Course;

(vi) except as may be required by Law or GAAP (including, without limitation, as set forth in the SEC Accounting Guidance), make any material change in the financial or tax accounting methods, principles or practices of Parent, Merger Sub I or Merger Sub II;

(vii) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(viii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets, any other business combination, lease, license or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

(ix) (A) incur any Indebtedness or (B) make any loans or advances to any other Person, in each case, except a working capital loan not to exceed $1,000,000 from Parent Sponsor or an affiliate thereof or certain of Parent’s officers and directors to finance Parent’s transaction costs in connection with the transactions contemplated hereby;

(x) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xi) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Parent or otherwise relating to the transactions contemplated by this Agreement that (A) involves any payments of any obligation by Parent or the Surviving Corporation that will not be extinguished in its entirety prior to the Closing, (B) seeks injunctive or other equitable remedy, (C) imposes any material restrictions on the operations of Parent, the Surviving Company, the Company or any Company Subsidiary, or (D) does not provide for a general and complete release of all claims against Parent, its Affiliates and any other Person to which Parent owes any obligation to indemnify, reimburse, or otherwise make-whole (including obligations to advance funds to cover such obligations) in connection with such Action;

(xii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.2.

Section 5.3 Trust Account & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the Parent Governing Documents, at the Closing, Parent shall use its reasonable best efforts to cause (i) the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) the Trustee to pay as and when due all amounts payable to Parent Shareholders who shall have validly elected to redeem their Parent Class A Ordinary Shares pursuant to the Parent Governing Documents and use its reasonable best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived.

Section 5.4 Reasonable Best Efforts; Consents.

(a) Each of the Parties shall, and the Company shall cause its Subsidiaries to, cooperate, and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the transactions contemplated by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.4(a) or any other provision of this Agreement shall require or obligate Parent or any other Person to take any actions with respect to Parent’s Affiliates, Parent Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Parent’s Affiliates, Parent Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Parent’s Affiliates, Parent Sponsor or any such investment fund or investment vehicle. Parent shall pay 100% of the applicable filing fees due under the HSR Act.

(b) Without limiting the generality of the foregoing, each Party will as soon as commercially practicable after execution of this Agreement (but in no event later than ten (10) Business Days after the date hereof) make all filings or submissions as are required under the HSR Act. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act. Each Party will, and the Company shall cause its Subsidiaries to, promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, and subject to applicable Law, each of the Company, Parent, Merger Sub I and Merger Sub II will, and the Company shall cause its Subsidiaries to: (i) promptly notify other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding any of the transactions contemplated hereby; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; and (iv) furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby.

(c) No Party shall take, and the Company shall not permit any of its Subsidiaries to take, any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 5.5 Public Announcements. None of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 5.5. Nothing in this Section 5.5 shall prohibit or limit (a) any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release; provided, that, to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties or (b) Parent, Merger Sub I or Merger Sub II and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its current or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

Section 5.6 Access to Information; Confidentiality.

(a) During the Interim Period, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, provide to Parent and its Representatives during normal business hours reasonable access to all employee, facilities, books and records of the Company and its Subsidiaries as is reasonably requested in writing; provided, that (x) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, and

(y) nothing herein shall require the Company to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, after consultation with outside counsel, (i) would waive any legal privilege or (ii) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and any other applicable Laws). All of such information made available to Parent shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein; provided that nothing therein shall prohibit or limit Parent, Merger Subs and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its actual or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

(b) All non-public information of Parent provided to the Company pursuant to this Agreement shall be treated as confidential pursuant to the terms of this Section 5.6(b). The Company shall, and shall cause its Subsidiaries to, hold in confidence, and the Company shall not, and shall cause its Subsidiaries to not, disclose any non-public information of Parent provided hereunder, including exercising the same degree of care as the Company exercises with its own confidential or proprietary information of a similar nature, but in no event less than a commercially reasonable degree of care, to prevent its unauthorized disclosure or use. The Company acknowledges and agrees that some of the information provided to the Company may be considered “material non-public information” for purposes of securities Laws, and the Company shall, and shall cause its Subsidiaries to, abide by all securities Laws relating to the handling of and acting upon material non-public information of or regarding Parent. The Company shall, and shall cause its Subsidiaries to, only use any such non-public information for purposes of consummating the transaction contemplated by this Agreement. The Company shall not, and shall cause its Subsidiaries to not, disclose any portion of such non-public information to any person other than its or their respective Representatives who are bound by obligations of confidentiality substantially similar to the terms of this Section 5.6(b) and who “need to know” such non-public information in order to consummate the transactions contemplated by this Agreement, and then only to the extent they need to know. The Company shall as soon as commercially practicable notify Parent in the event of any unauthorized use or disclosure of such non-public information and reasonably cooperate with Parent to prevent further unauthorized use or disclosure. In any event, the Company shall be responsible for any breach of this Section 5.6(b) by any of its Representatives or such parties, and agrees, at its sole expense, to take commercially reasonable measures to restrain its Representatives and such parties from prohibited or unauthorized disclosure or use of such non-public information. Notwithstanding anything contained herein to the contrary, this Section 5.6(b) shall not (i) prohibit the Company from disclosing any such non-public information to the extent required in order for the Company to comply with applicable Law, provided that the Company, to the extent permitted by applicable Law, provides prior written notice of such required disclosure to Parent and takes reasonable and lawful actions to avoid or minimize the extent of such disclosure, at Parent’s sole expense, or (ii) prohibit or limit the Company and its Affiliates from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to the Company’s investors, prospective investors and advisors bound by customary confidentiality provisions. Notwithstanding the foregoing, any non-public information of Parent provided to the Company pursuant to this Agreement may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests or demands by any Governmental Entity with jurisdiction over the Company or its Representatives and not directed at Parent or the transactions contemplated by this Agreement; provided that the Company or its Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and to keep such information confidential in accordance with such Governmental Entity’s policies and procedures.

Section 5.7 Interim Financial Statements. During the Interim Period, the Company shall deliver to Parent, within fifteen (15) days following the end of any month, the unaudited consolidated balance sheet of the Group Companies as of the end of such month, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for such monthly period, setting forth in each case comparisons to the Group Companies’ monthly budget and to the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of footnote disclosures and to normal year-end adjustments).

Section 5.8 Tax Matters.

(a) The Parties intend that (i) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) the Mergers, taken together, shall be viewed as a single integrated transaction that shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code as described in IRS Rev. Rul. 2001-46, 2001-2 C.B. 321. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.8(a) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. The Parties will reasonably cooperate, and will cause their respective Representatives to reasonably cooperate, to document and support the Intended Tax Treatment, including, to the extent reasonably requested by a Party, providing factual support letters of the sort customarily provided as the basis for a legal opinion that the Mergers qualify for the Intended Tax Treatment.

(b) Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of Parent, the Domestication qualifying for the Intended Tax Treatment.

(c) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Parent and the Company shall deliver to Kirkland & Ellis LLP and Orrick, Herrington & Sutcliffe LLP customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Kirkland & Ellis LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended Tax Treatment as it applies to the Domestication and, if required, Orrick, Herrington & Sutcliffe LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended Tax Treatment as it applies to the Mergers.

(d) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the shareholders of Parent prior to the Mergers information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(e) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by

Parent, and the Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

(f) FIRPTA Certificate. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

(g) Withholding Certificates. (i) Each Equity Holder that is a “United States person” within the meaning of Section 7701(a)(30) of the Code shall deliver to the Exchange Agent a properly completed and duly executed IRS Form W-9 certifying that such Equity Holder, as the case may be, is not subject to backup withholding; and (ii) each Equity Holder that is not a “United States person” shall deliver to the Exchange Agent a properly completed and duly executed applicable IRS Form W-8.

(h) Allocation of Proceeds. To the extent a Company Stockholder makes an express designation in its Letter of Transmittal provided in accordance with this Agreement that specifies the Cash Consideration and/or Stock Consideration to be received in respect of particular shares of Company Common Stock held by such Company Stockholder, the parties agree to treat such specification as part of the terms of the Mergers for purposes of Treasury Regulation Section 1.356-1(b) to the extent such specifications are economically reasonable and otherwise permitted under applicable law.

Section 5.9 Directors’ and Officers’ Indemnification.

(a) Parent and the Surviving Company shall ensure, and the Surviving Company shall cause each of its Subsidiaries to ensure, that (i) all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director or officer of Parent, the Company or any Company Subsidiary (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) solely to the extent as provided in the respective Governing Documents and indemnification agreements to which Parent, the Company or any Company Subsidiary is a party or bound as of the date hereof, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and (ii) the indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such Governing Documents shall not, except as required by applicable Law, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Person thereunder; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. From and after the Closing, the Parent (as the surviving company following the Domestication) shall assume, guarantee and stand surety for, and shall cause the members of the Groups Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9(a).

(b) On or prior to the Closing Date, the Parent shall purchase, through a broker mutually agreed to by Parent and the Company, and maintain in effect for a period of six (6) years thereafter, a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Parent and any Group Company, in each case, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and limits as, and contain terms and conditions no less advantageous than, but not materially more advantageous than, in the aggregate, the coverage currently provided by such current policy, covering those Persons who are covered on the date hereof by such policy and with terms, conditions, retentions and limits of liability that are no less advantageous than, but not materially more advantageous than, the coverage provided under Parent’s or any Group Company’s existing policies, provided, that the tail premium shall not exceed 300% of the aggregate annual premiums currently payable by Parent and the Group Companies, as applicable, with respect to such current policies of directors’ and officers’ liability insurance; provided, further, that if the annual premium exceeds such amount, then any such tail policy shall contain the maximum coverage available at a cost not exceeding such amount.

(c) From and after the Effective Time, Parent shall, and shall cause any Group Company to, defend and hold harmless, as set forth as of the date hereof in the Parent Governing Documents or the Governing Documents of the Group Companies and to the fullest extent permitted under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals’ services as officers or directors of Parent or any of its Subsidiaries occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved, in such Indemnified Person’s capacity as a director or officer, in any Action in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, on or after the Effective Time, Parent, from and after the Effective Time, shall pay, as incurred, such Indemnified Person’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Parent shall pay, within thirty (30) days after any reasonable request for advancement, all expenses, including attorneys’ fees, which may be incurred by any Indemnified Person in enforcing this Section 5.9 or any action involving an Indemnified Person resulting from the transactions contemplated by this Agreement subject to an undertaking by such Indemnified Person to return such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

(d) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Company contained in this Section 5.9 shall be binding upon the successors and assigns of Parent and the Surviving Company. In the event any of Parent or the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification and other obligations set forth in this Section 5.9.

(e) The obligations of the Surviving Company under this Section 5.9 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.9 applies without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9, each of whom may enforce the provisions of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, limit, waive, impair or substitute for any rights to insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

(g) Each of Parent and the Company hereby acknowledges that those certain Indemnified Persons identified on Schedule 5.9(g) of the Parent Disclosure Schedule may have rights to indemnification and advancement of expenses provided by one (1) or more current direct or indirect equityholders of the Company or Parent, as applicable, or their respective Affiliates (each, a “Separate Indemnitor”) (directly or through insurance obtained by any such Person). Each of Parent and the Company hereby agrees and acknowledges that (i) Parent is the sole indemnitor with respect to the Indemnified Persons at all times until Closing and thereafter shall be the indemnitor of first resort, (ii) Parent shall be required to advance the full amount of expenses incurred by the Indemnified Persons, as required by Law, the terms of the Parent Governing Documents, the Governing Documents of the Group Companies, any applicable agreement, vote of stockholders or disinterested directors, or otherwise, without regard to any rights the Indemnified Persons may have against any Separate Indemnitors, and (iii) to the extent permitted by Law, Parent irrevocably waives, relinquishes and releases the Separate Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Company further agrees no advancement or payment by any Separate Indemnitor with respect to any claim for which the

Indemnified Persons have sought indemnification pursuant hereto shall affect the foregoing, and such Separate Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Persons against Parent.

Section 5.10 Communications; SEC Filings.

(a) As promptly as practicable following the execution of this Agreement, Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, in form and substance mutually agreeable to Parent and the Company (the “Signing Form 8-K”) and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall prepare and as promptly as reasonably practicable after Parent’s receipt of the PCAOB Financial Statements, Parent shall file with the SEC a Registration Statement / Proxy Statement, which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, for the purpose of soliciting proxies from the Parent Shareholders to vote at the Parent Shareholder Meeting in favor of the Transaction Proposals. Parent shall file the definitive Registration Statement / Proxy Statement with the SEC and cause the same to be mailed to its shareholders of record, as of a record date to be established by the Parent Board that is in existence immediately prior to the Domestication, within ten (10) Business Days following the receipt of oral or written notification of the completion of the review by the SEC, or notification that the SEC will not conduct a review.

(c) Prior to filing with the SEC, Parent will make available to the Company drafts of the Registration Statement / Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Registration Statement / Proxy Statement or such other document and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Parent will advise the Company promptly after it receives notice thereof, of (i) the time when the Registration Statement / Proxy Statement has been filed, (ii) the receipt of oral or written notification of the completion of the review by the SEC, (iii) the filing of any supplement or amendment to the Registration Statement / Proxy Statement, (iv) any request by the SEC for amendment of the Registration Statement / Proxy Statement, (v) any comments, written or oral, from the SEC relating to the Registration Statement / Proxy Statement and responses thereto and (vi) requests by the SEC for additional information in connection with the Registration Statement / Proxy Statement. The Parties shall cooperate to promptly respond to any comments of the SEC on the Registration Statement / Proxy Statement, and the Parties shall use their respective reasonable best efforts to have the Registration Statement / Proxy Statement cleared by the SEC under the Securities Act and Exchange Act as soon after filing as practicable.

(d) The Parties acknowledge that a substantial portion of the Registration Statement / Proxy Statement and certain other forms, reports and other filings required to be made by Parent under the Securities Act and Exchange Act in connection with the transactions contemplated by this Agreement (collectively, “Additional Parent Filings”) shall include disclosure regarding the Group Companies and the business of the Group Companies and the Group Companies management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Group Companies to, as promptly as reasonably practicable, provide Parent with all information concerning the Company and the Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, Additional Parent Filings or any other Parent SEC Document. The Company shall make, and shall cause Group Companies to, make, and shall cause their Affiliates, directors, officers, managers and employees to make, available to Parent and its counsel, auditors and other Representatives in connection with the drafting of the Registration Statement / Proxy Statement, Additional Parent Filings and any other Parent SEC Document and responding in a timely manner to comments thereto from the SEC all information concerning the Group Companies, their respective businesses, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, such Additional Parent Filing or other Parent SEC Document. If, at any time prior to the Closing, any Party discovers or becomes aware of any event, fact or circumstance relating to the Company or the Group Companies or their respective businesses, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement (or any Additional Parent Filing or other Parent SEC Document) so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Party shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. Parent shall be permitted to make all necessary filings with respect to the transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder.

(e) At least five (5) days prior to Closing, the Company shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”) and shall provide Parent with a reasonable opportunity to comment on such Closing Form 8-K and consider in good faith Parent’s comments thereon prior to filing such Closing Form 8-K. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(f) The Company shall provide to Parent as promptly as practicable after the date of this Agreement (but in any event within twenty (20) Business Days after the date of this Agreement) (i) audited consolidated balance sheet of the Group Companies as of December 31, 2020 and December 31, 2019, and related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Group Companies’ independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”), (ii) unaudited consolidated financial statements of the Group Companies, including consolidated statements of operations, cash flows and stockholders’ equity (deficit) as of and for the three (3) month periods ended March 31, 2021 and March 31, 2020, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X of the SEC and reviewed by the Group Companies’ independent auditor in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants, (iii) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by the Group Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement / Proxy Statement or the Closing Form 8-K (including pro forma financial information), (iv) all selected financial data of the Group Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K and (v) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC (as if the Group Companies were subject thereto) with respect to the periods described in the foregoing clauses (i) and (ii), and (iii), as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K (including pro forma financial information).

(g) If the Registration Statement / Proxy Statement has not been declared effective by the SEC on or prior to August 12, 2021, then the Company shall provide to Parent as promptly as practicable following the end of any fiscal quarter (but in any event within thirty (30) days following the end of any fiscal quarter other than the quarter ending December 31, 2021, which shall be sixty (60) days) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, statement of changes in stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Parent with the SEC in connection with the transactions contemplated hereby.

(h) Parent shall, at all times during the period from the date hereof through the Effective Time, use reasonable best efforts to: (i) take all customary actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act; and (ii) not take any action that in and of itself would cause Parent to not qualify as an “emerging growth company” within the meaning of the JOBS Act; provided that no action or omission taken by Parent pursuant to this Section 5.10(h) shall be deemed to constitute a violation of Section 5.2.

(i) The Company covenants and agrees that the information supplied or to be supplied by any Group Company for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other the Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by any Group Company or that are included in such filings or mailings).

Section 5.11 Parent Shareholder Meeting. Parent shall establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Parent Shareholder Meeting, for the purpose of voting on the Transaction Proposals, which meeting shall be held not more than forty-five (45) days after the date on which Parent mails the Registration Statement / Proxy Statement to its shareholders (not including any adjournment thereof). Parent shall use its reasonable best efforts to obtain the approval of the Required Transaction Proposals, including by soliciting proxies as promptly as practicable in accordance with applicable Law and the Parent Governing Documents for the purpose of approving the Transaction Proposals. Parent shall, through the Parent Board, recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Parent Board Recommendation”), and Parent shall include the Parent Board Recommendation in the Registration Statement / Proxy Statement. Unless this Agreement has been duly terminated in accordance with its terms, the Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify the Parent Board Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation if it determines in good faith that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to adjourn the Parent Shareholder Meeting (a) to ensure that any supplement or amendment to the Registration Statement / Proxy Statement that the Parent Board has determined in good faith is required by applicable Law is disclosed to Parent’s shareholders and for such supplement or amendment to be promptly disseminated to Parent’s shareholders prior to the Parent Shareholder Meeting, (b) if, as of the time for which the Parent Shareholder Meeting is originally scheduled (as set forth in the Registration Statement / Proxy Statement), there are insufficient Parent Class A Ordinary Shares and Parent Class B Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Shareholder Meeting, (c) in order to solicit additional proxies from shareholders in favor of the adoption of the Required Transaction Proposals or (d) if a number Parent Class A Ordinary Shares have been elected to be redeemed by the holders thereof such that Parent does not reasonably expect that the condition set forth in Section 6.2(d) will be satisfied; provided, that in the event of an adjournment pursuant to clauses (a) or (b) above, the Parent Shareholder Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Parent Shareholder Meeting be reconvened on a date that is later than five (5) Business Days prior to the Outside Date.

Section 5.12 Section 16 of the Exchange Act. Prior to the Closing, the Parent Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement by any Person who is expected to become a “covered person” of Parent (including as a director by deputization) for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.13 Termination of Agreements. Prior to the Closing, the Company shall take all actions necessary to terminate the Company Affiliate Agreements, the Stockholder Agreements and each other agreement between any Group Company, on the one hand, and any officer or director of any Group Company or any entity controlled by any such officer or director, on the other hand, other than the Contracts set forth on Schedule 5.13(a), in each case, at or prior to the Effective Time in a manner such that the Company or Parent does not have any liability or obligation following the Effective Time pursuant to such agreements.

Section 5.14 Written Consent. Within forty-eight (48) hours of the Registration Statement / Proxy Statement being declared effective by the SEC, the Company shall deliver to Parent evidence (which may be a version in .pdf format delivered to the e-mail address of Parent set forth in Section 9.2) with a copy to Parent’s counsel of the Written Consent. To the extent required by the DGCL, the Company shall promptly (and, in any event, within fifteen (15) Business Days of the date of the Written Consent) deliver to any Company Stockholder who has not executed the Written Consent (a) a notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL, and (b) subject to the provisions of the Stockholder Agreements, the notice in accordance with Section 262 of the DGCL.

Section 5.15 Registration Rights Agreement. At the Closing, Parent shall enter into the Registration Rights Agreement with Parent Sponsor, Sponsor Parties and certain of the Company Stockholders.

Section 5.16 Domestication. Subject to receipt of the Required Parent Shareholder Approval, prior to the Closing, Parent shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under the Companies Act (As Revised) of the Cayman Islands in connection with the Domestication, and receiving confirmation from the Registrar of Companies of the Cayman Islands of receipt thereof and (c) requesting, prior to the Closing, and obtaining (which may occur promptly following the Closing) a certificate of de-registration from the Registrar of Companies of the Cayman Islands. Immediately prior to the Closing, Parent shall cause the Parent Bylaws to be in the form attached hereto as Exhibit C until thereafter amended in accordance with the provisions thereof, the Parent Certificate of Incorporation and the DGCL. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, (i) each Parent Class A Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock and (ii) each Parent Class B Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock. The Company will reasonably cooperate with Parent with respect to the Domestication. In connection with the Domestication, Parent will change its name to “Local Bounti Corporation”.

Section 5.17 Parent Warrants. By virtue of the Domestication and without any action on the part of any holder of Parent Warrants, each Parent Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.5 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Parent Warrant shall entitle the holder thereof to acquire one share of Parent Common Stock (after giving effect to the Domestication).

Section 5.18 Exclusivity.

(a) During the Interim Period, and in all cases subject to Section 5.1, the Company shall not, and shall cause its Representatives and each Company Subsidiary not to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than Parent and Parent Sponsor (and their respective Representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish (including through any virtual dataroom) any information relating to any Group Company or any of its assets or businesses, or afford access to the assets, business, properties, books or records of any Group Company to a Competing Buyer, for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; (v) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Competing Transaction, or publicly announce an intention to do so; or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall direct its Affiliates and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(a) by the Company or its Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(a) by the Company.

(b) During the Interim Period, and in all cases subject to Section 5.2, each of Parent, Merger Sub I and Merger Sub II shall not, and shall direct its Representatives not to, directly or indirectly: (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving Parent and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “Parent Competing Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Competing Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Parent Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Parent Competing Transaction or (iv) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of Parent, Merger Sub I, and Merger Sub II shall, and shall direct their respective controlled Affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(b) by Parent, Merger Sub I and Merger Sub II or their respective controlled Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(b) by Parent and the Merger Subs.

Section 5.19 PIPE Financing. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing, (iii) without limiting the Company’s rights to enforce such Subscription Agreements pursuant to Section 9.11, enforce its rights under the Subscription Agreements in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Investors to pay to (or as directed by) Parent the applicable portion of the PIPE Financing, as applicable, set forth in the Subscription Agreements in accordance with their terms and (iv) consummate the PIPE Financing when required pursuant to this Agreement.

(b) Unless otherwise approved in writing by the Company (which approval may be given or withheld by the Company in its sole discretion), Parent shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify, the applicable purchase price per share or provide the applicable Investor any material post-Closing right in respect of the Company under any Subscription Agreement, in each case other than by termination of such Subscription Agreement (and a withdrawal of the applicable Investor) or a reduction in the Investor’s commitment under such Subscription Agreement (in which case, Parent shall provide the Company with prompt written notice of any such termination or reduction). In the event Parent determines to permit any other amendment or modification to be made to, any other waiver (in whole or in part) of, or provide any other consent to modify, any other material provision of any Subscription Agreement, Parent shall provide the Company with prompt written notice of any such amendment, modification, waiver or consent to modify.

(c) In the event any portion of the PIPE Financing becomes unavailable on the terms and conditions contemplated in the Subscription Agreements, Parent and the Company shall (and shall direct their respective financial advisors to) cooperate in good faith and use their respective commercially reasonable efforts to arrange and obtain as promptly as reasonably practicable following the occurrence of such event alternative financing on terms and conditions no less favorable, in the aggregate, than those contained in the Subscription Agreements (“Alternative Financing”) from alternative sources (the “Alternative Financing Source”) equal to such portion of the PIPE Financing that becomes unavailable. If and to the extent a definitive subscription agreement is entered into with respect to Alternative Financing, and subject to the terms and conditions of this Agreement, Section 5.19(a) and Section 5.19(b) shall apply to such Alternative Financing mutatis mutandis.

Section 5.20 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Company Stockholder, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Company Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre Closing actions or failures to act by the Company Released Parties; provided, that nothing in this Section 5.20 shall release any Company Released Parties from: (i) their obligations under this Agreement or the other Ancillary Agreements; or (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Released Party’s employment by the Company.

(b) Effective upon and following the Closing, each Company Stockholder, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges Parent, Merger Sub I Merger Sub II, and the Company, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 5.9); provided, that nothing in this Section 5.20 shall release the Parent Released Parties from their obligations: (i) under this Agreement or the other Ancillary Agreements or (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Agreement and consistent with past practice.

Section 5.21 Director and Officer Appointments.

(a) Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, Parent’s customary and reasonable due diligence process (including its review of a completed questionnaire and a background check for each such nominee), and subject to any limitation imposed under applicable Laws and NYSE listing requirements (including the corporate governance requirements of the NYSE Listing Rules Section 303A) that will be applicable to Parent as of the Closing, each of Parent and the Company shall take all such actions necessary or appropriate such that effective immediately after the Effective Time: (i) the Parent Board shall consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors; and (ii) the members of the Parent Board are the individuals determined in accordance with Section 5.21(b), Section 5.21(c) and Section 5.21(d).

(b) The two (2) individuals identified on Section 5.21(b) of the Parent Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Parent Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) Parent and the Company shall mutually agree on the class of directors of each Parent Designee, and Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Parent Designees, and (ii) Parent Sponsor may, by giving the Company written notice, replace any Parent Designee with any individual and, upon Parent Sponsor so giving notice of the replacement of such Parent Designee, Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Parent Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(c) The four (4) individuals identified on Section 5.21(c) of the Company Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Company Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) the Company and Parent shall mutually agree on the class of directors of each Company Designee, and Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Company Designees, and (ii) the Company may, by giving Parent and Parent Sponsor written notice, replace any Company Designee with any individual and, upon the Company so giving notice of the replacement of such Company Designee, Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Company Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(d) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company and Parent shall mutually agree to designate one (1) individual who shall qualify as an “independent director” under the listing rules of NYSE to serve as a director on the Parent Board immediately after the Effective Time.

(e) Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the members of the Parent Board as designated pursuant to Section 5.21(b), Section 5.21(c) and Section 5.21(d), which indemnification agreements shall continue to be effective following the Closing.

(f) At or prior to the Closing, other than the Persons identified as continuing directors pursuant to this Section 5.21, all members of the Parent Board shall execute and deliver written resignations or be removed as directors of Parent to be effective as of the Effective Time.

Section 5.22 NYSE Listing.

(a) From the date of this Agreement through the Closing, Parent shall use its reasonable best efforts to ensure the shares of Parent Common Stock remain listed on the NYSE.

(b) Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject only to official notice of issuance.

Section 5.23 Transfers of Ownership. From and after the delivery of the Closing Date Capitalization Statement through the Closing, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

Section 5.24 Employment Agreements. Prior to the Closing, the Company shall reasonably cooperate with Parent to enter into an employment agreement with each of Craig Hurlbert, Travis Joyner, Bruce (Dave) Vosburg, Jr., Kathy Valiasek, Josh White, and Ryan Sweeney (each, a “Key Employee” and collectively, the “Key Employees”), in each case, at Parent’s request and in form and substance reasonably satisfactory to Parent and each such Key Employee, to be effective as of Closing (collectively, the “Employment Agreements”), and which contain customary provisions (including restrictive covenants) for similarly-situated public company executives.

Section 5.25 Warrant Agreement Amendments. Prior to the Closing, if reasonably requested by the Company, Parent will seek amendments to the Warrant Agreement in forms reasonably acceptable to Parent and the Company, to qualify the Parent Private Placement Warrants for classification as equity (rather than liabilities) of Parent from and after the date of such amendments under applicable accounting standards (the “Warrant Agreement Amendments”), and Parent will use commercially reasonable efforts to obtain the adoption and approval of such Warrant Agreement Amendments at the Parent Shareholder Meeting.

Section 5.26 Convertible Debt Redemption. If any holder of the Company Convertible Debt exercises such holder’s redemption right under the Company Convertible Debt with respect to any or all portion of such holder’s Company Convertible Debt, the Company shall promptly notify Parent in writing. For the avoidance of doubt, any amount payable with respect to redemption of the Company Convertible Debt (collectively, the “Convertible Debt Redemption Amount”) shall be deemed to be included in the Debt Repayment Amount.

Section 5.27 Credit Facilities. During the Interim Period, the Company shall provide Parent with drafts of any agreement, instrument or other document relating to the credit facilities to be entered into between the

Company or any Group Company, on the one hand, and each of Cargill and/or Live Oak Bank (or affiliate thereof), on the other hand. The Company shall consider in good faith any comments from Parent with respect thereto.

Section 5.28 Owned Real Property. During the Interim Period, (a) the Group Companies shall maintain the Owned Real Property, including all of the improvements, in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted, and (b) each Group Company shall use its commercially reasonable efforts to obtain (i) an ALTA Owner’s Title Insurance Policy (in a form reasonably acceptable to Parent) for the Owned Real Property, issued by a title insurance company satisfactory to Parent (the “Title Company”), together with a copy of all documents referenced therein (the “Title Commitments”), and (ii) a ALTA survey for each Owned Real Property in form satisfactory to Parent, including removing from title any Liens which are not Permitted Liens. The Group Companies shall provide the Title Company with any affidavit, indemnity or other assurances reasonably requested by the Title Company to issue the Title Commitments.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. There is no Order of any nature prohibiting the consummation of the transactions contemplated by this Agreement, and no Law shall have been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(b) HSR Act. All required filings under the HSR Act shall have been completed and the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and if the Parties have entered into a regulatory timing agreement with a Governmental Entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement;

(c) Required Parent Shareholder Approval. The Required Parent Shareholder Approval shall have been obtained;

(d) Company Required Approval. The Company Required Approval shall have been obtained;

(e) Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.

Section 6.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub I, and Merger Sub II contained in Article IV shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated hereby (without giving effect to any Materiality Exceptions);

(b) Performance of Obligations. Each of Parent, Merger Sub I and Merger Sub II shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Parent Officer’s Certificate. An authorized officer of Parent shall have executed and delivered to the Company a certificate (the “Parent Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof;

(d) Minimum Available Cash. The amount of Available Cash shall be equal to or greater than $150,000,000;

(e) NYSE. The Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement shall be listed or have been approved for listing on NYSE, subject only to official notice of issuance thereof;

(f) Parent Governing Documents. The Parent Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, in substantially the form attached hereto as Exhibit B, and Parent shall have adopted the Parent Bylaws, in substantially the form attached hereto as Exhibit C, in each case, subject to the Required Parent Shareholder Approval;

(g) PIPE Financing. The PIPE Financing shall have been consummated materially in accordance with the terms set forth in the applicable Subscription Agreements;

(h) Net Tangible Assets. After giving effect to the transactions contemplated hereby (including the PIPE Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

(i) Domestication. The Domestication shall have been consummated.

Section 6.3 Conditions to Obligations of Parent and Merger Subs. The obligations of Parent, Merger Sub I, and Merger Sub II, to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Article III (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any Materiality Exceptions) as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date), provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have Material Adverse Effect; and (ii) the Company Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Company Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect;

(d) Conversion of all Equity Interests. All Equity Interests that are not Company Common Stock, including any securities convertible into (including the Company Convertible Debt) or exchangeable for, or options (including Company Options), warrants (including the Company Warrants other than the Assumed Warrants) or rights to purchase or subscribe for any shares of the Company’s capital stock shall have been converted into Company Common Stock as of immediately prior to the Effective Time;

(e) Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Parent and Merger Subs a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c); and

(f) Certificate of Validation. The Company shall have delivered evidence of (i) the filing and acceptance of the certificate of validation with the Secretary of State of the State of Delaware to ratify the increase in the number of authorized shares and the issuance of the Company Restricted Stock in the form mutually agreed upon by the Company and Parent as of the date hereof and (ii) effectiveness of such certificate of validation from the Secretary of State of the State of Delaware.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor any of Parent, Merger Sub I or Merger Sub II may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”.

Section 7.2 Deliveries by the Company. At or prior to the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

(a) the First Certificate of Merger, executed by the Company;

(b) the Closing Date Capitalization Statement;

(c) the Closing Statement;

(d) the Company Closing Certificate;

(e) the Registration Rights Agreement executed by certain of the Company Stockholders;

(f) the Lock-Up Agreements executed by each of the Company Stockholders and each holder of Company Equity Awards;

(g) a restrictive covenant agreement executed by each of Ryan Sweeney and Bruce (Dave) Vosburg, Jr., in form and substance reasonably acceptable to each of Ryan Sweeney and Bruce (Dave) Vosburg, Jr. (as applicable) and Parent, and substantially similar to the Restrictive Covenant Agreements;

(h) (i) waiver from each of the holders of the Company Convertible Debt, in form and substance reasonably satisfactory to Parent, waiving any rights to Cash Consideration and Earnout Consideration in respect of any Company Common Stock issuable upon conversion of the Company Convertible Debt and (ii) waiver from each of the holders of Company Warrants, in form and substance satisfactory to Parent, waiving any rights to Cash Consideration and Earnout Consideration in respect of any Company Common Stock issuable upon the exercise of the Company Warrants;

(i) evidence of termination of each of the Company Affiliate Agreements and other Contracts terminated pursuant to Section 5.13, in each case, in form and substance reasonably satisfactory to Parent;

(j) at least three (3) Business Days prior to the Closing, (i) duly executed payoff letters for each of the Cargill Payoff Amount and the PPP Loan Payoff Amount setting forth the amounts of such Indebtedness due in connection therewith and the wire instructions for the payment of thereof in form and substance reasonably satisfactory to Parent, including terms authorizing the Company or its designees to file any necessary termination agreements related thereto, including intellectual property security agreement terminations to be filed with the United States Patent and Trademark Office or the United States Copyright Office and UCC-3 termination statements, as applicable, and (ii) to the extent applicable, duly executed termination agreements with respect to any deposit account control agreements, landlord waivers or any other similar documents Parent deems necessary in connection with each such payoff letter, each in form and substance reasonably satisfactory to Parent;

(k) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to the Company with respect to the Company Transaction Expenses and (ii) a certificate signed by an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, setting forth (A) all Company Transaction Expenses that have not been paid as of immediately prior to the Closing, and (B) all Company Transactions Expenses that were paid by the Company immediately prior to the Closing (the “Previously Paid Company Transaction Expenses”);

(l) all consents, waivers or amendments, in form and substance reasonably satisfactory to Parent, set forth on Schedule 7.2; and

(m) any other document required to be delivered by the Company at the Closing pursuant to this Agreement.

Section 7.3 Deliveries by Parent. At or prior to the Closing, Parent will deliver or cause to be delivered to the Company (unless delivered previously) the following:

(a) the Second Certificate of Merger, executed by Merger Sub II;

(b) the Parent Closing Certificate;

(c) the Parent Closing Statement;

(d) the Registration Rights Agreement executed by Parent and the Sponsor Parties;

(e) the Lock-Up Agreements executed by Parent;

(f) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to Parent with respect to the Parent Transaction Expenses and (ii) a certificate signed by an authorized officer of Parent, solely in his or her capacity as such and not in his or her personal capacity, setting forth all Parent Transaction Expenses that have not been paid as of immediately prior to the Closing;

(g) any other document required to be delivered by Parent at the Closing pursuant to this Agreement;

(h) the Surviving Company Governing Documents, in form and substance reasonably acceptable to the Company, duly executed by Parent and Merger Sub II;

(i) the Merger Consideration, other than the Earnout Consideration, deposited with the Exchange Agent in accordance with Section 2.5; and

(j) by wire transfer of immediately available funds, to a bank account designated in writing by the Company, for cash on its balance sheet, subject to the Balance Sheet Purposes, a portion of the Available Cash in an amount equal to the Balance Sheet Cash Amount, to be held on the balance sheet of the Company; provided that the Surviving Company hereby agrees and acknowledges that the Balance Sheet Cash Amount shall only be used for the Balance Sheet Purposes.

Section 7.4 Other Closing Deliveries.

(a) At the Closing, Parent shall use a portion of the Available Cash to pay, or cause to be paid, the Parent Transaction Expenses and Company Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the certificates to be delivered pursuant to Section 7.2(j) and Section 7.3(g).

(b) At the Closing, Parent shall use a portion of the Available Cash to repay, or cause to be repaid, on behalf of the Company, the obligations in respect of the Cargill Payoff Amount, the PPP Loan Payoff Amount and the Convertible Debt Redemption Amount, if any, in each case, to the extent not previously paid (such amount, the “Debt Repayment Amount”), by wire transfer of immediately available funds as directed in the payoff letters delivered to Parent pursuant to Section 7.2(i).

(c) At the Closing, Parent shall pay, or cause to be paid, the Transaction Bonus Pool Amount to the individuals and in the amounts set forth in Schedule 7.4(c) in accordance with the amounts and wire transfer instructions set forth in the Closing Date Capitalization Statement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) in writing, by mutual consent of the Parties;

(b) by either Parent or the Company by written notice to the other Party if any Order of any nature is in effect prohibiting the consummation of the transactions contemplated by this Agreement or any Law has been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or Law;

(c) by Parent by written notice if the condition set forth in Section 6.3(c) cannot be satisfied or there has been breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from Parent of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that neither Parent nor Merger Sub has waived such Terminating Company Breach in writing, and neither Parent nor Merger Sub is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied;

(d) by the Company by written notice if there has been a breach of any representation, warranty, covenant or other agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Parent Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from the Company of such Terminating Parent Breach is received by Parent (such notice to describe such Terminating Parent Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company has not waived such Terminating Parent Breach in writing, and the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this

Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;

(e) by either Parent or the Company by written notice to the other Party if the Closing has not occurred on or prior to November 30, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(f) by either Parent or the Company by written notice to the other Party if the Parent Shareholder Meeting has been held (including any adjournment thereof), has concluded, Parent Shareholders have duly voted, and the Required Parent Shareholder Approval was not obtained; or

(g) by Parent by giving written notice to the Company at any time prior to the delivery of the Written Consent, if the Company does not deliver the Written Consent within the time period pursuant to Section 5.14.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be terminated and become null and void and have no effect, and there shall be no liability hereunder on the part of any Party, and all rights and obligations of each Party shall cease, except that (i) the provisions of Section 5.6(b) (Confidentiality), this Section 8.2, Section 5.5 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.7 (Consent to Jurisdiction, Etc.), Section 9.10 (Governing Law), Section 9.12 (Prevailing Party), Section 9.17 (No Recourse) and Section 9.20 (Trust Account Waiver) shall survive any termination of this Agreement, and (ii) no such termination shall relieve any Party from any liability or obligation arising out of or incurred as a result of its fraud or its willful and material breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Fees and Expenses. Except as otherwise expressly provided herein, (a) Parent and Merger Subs shall pay the Parent Transaction Expenses, and (b) the Company Transaction Expenses shall be paid by the Company or on behalf of the Company at the Closing; provided that if the Closing is consummated, the Parent Transaction Expenses and Company Transaction Expenses shall be paid from the proceeds of the Available Cash pursuant to Section 7.4(a).

Section 9.2 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:

Leo Holdings III Corp

21 Grosvenor Pl,

London SW1X 7HF, United Kingdom

Attention:     Lyndon Lea

                      Robert Darwent

                      Edward Forst

E-mail: lea@leo.holdings

                       darwent@leo.holdings

                       forst@leo.holdings

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention:     Damon R. Fisher, P.C.

                      Jennifer Yapp

Email: damon.fisher@kirkland.com

                       jennifer.yapp@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:     Christian O. Nagler

                      Brooks W.Antweil

E-mail: christian.nagler@kirkland.com

                       brooks.antweil@kirkland.com

If to the Company (or the Surviving Company) to:

Local Bounti Corporation

220 W Main St,

Hamilton, MT 59840

Attention:     Travis M. Joyner

                      Craig Hurlbert

E-mail: travis@localbounti.com

                       craig@localbounti.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025

Attention:     Matthew Gemello

                      Albert Vanderlaan

E-mail:    mgemello@orrick.com

                       avanderlaan@orrick.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Party; provided, that each of Parent, Merger Sub I and Merger Sub II shall be permitted, without the consent of the Company, to make a collateral assignment to any lender (or agent thereof) providing any debt financing or to make an assignment of any or all of its rights and interests hereunder to one or more of its Affiliates or cause one or more of its Affiliates to perform its obligations hereunder; provided, further, that, notwithstanding any such assignment, each of Parent, Merger Sub I and Merger Sub II shall remain liable and responsible for all of their respective obligations pursuant to this Agreement.

Section 9.5 No Third Party Beneficiaries. Except as otherwise provided in Section 5.9 and Section 9.17, this Agreement is exclusively for the benefit of the Company and its successors and permitted assigns, with respect to the obligations of Parent, Merger Sub I and Merger Sub II under this Agreement, and for the benefit of Parent, Merger Sub and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.6 Section Headings; Defined Terms. The Article and Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7 Consent to Jurisdiction, Etc. Each Party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9.7 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 9.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.8 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement including, without limitation, that certain letter of intent dated as of March 22, 2021. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto) or the Ancillary Agreements.

Section 9.9 No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each of Parent, Merger Sub I, Merger Sub II and the Company confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement shall control and prior drafts of this Agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. Each of the Parties agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Each of the Parties acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of Parent, Merger Sub or the Company would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate monetary or other remedy at law. Each of the Parties acknowledges and agrees that if either Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, neither Parent nor the Company shall be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12 Prevailing Party. Except as otherwise expressly provided herein, in any Action arising out of or related to this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, or the transactions contemplated hereby or thereby, including the Mergers, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with such Action and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, and if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto.

Section 9.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 9.14 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 9.15 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.16 Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Schedule in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.17 No Recourse. Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in the Ancillary Agreements), (a) each Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 9.18 Interpretation.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes”, “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) any statement in this Agreement to the effect that any information, document or other material has been “provided to” or “made available” by any of the Group Companies shall mean that a true, correct and complete copy of such information, document or other material was included in and available at the “Project Longleaf” online data site hosted by Intralinks prior to 3 p.m. New York time on the date that is one (1) Business Day prior to the date hereof and continuously available until at least two (2) Business Days following the Closing, and (ix) the terms “year” and “years” mean and refer to calendar year(s).

(b) Unless otherwise set forth in this Agreement and for disclosure purposes only if made available to Parent, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

Section 9.19 Non-Survival.

(a) None of the representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements in this Agreement (or in any Ancillary Agreement or other document, certificate or instrument delivered pursuant to or in connection with this Agreement), including any rights arising out of any breach of such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements , shall survive the Closing, and all such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements shall terminate or expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof). The Parties acknowledge and agree that, in the event that the Closing occurs, no Party may bring an Action based upon, or arising out of, a breach of any such representations, warranties or any covenants the performance of which is in the period prior to Closing, except in the case of fraud by any Party.

(b) The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms expressly apply in whole or in part after the Closing shall survive the Closing, but in each case, solely with respect to any breaches occurring after the Closing.

Section 9.20 Trust Account Waiver. Notwithstanding anything else in this Agreement, the Group Companies acknowledge that they have read the prospectus dated February 25, 2021 (the “Prospectus”) and understand that Parent has established the Trust Account for the benefit of Parent’s public shareholders and that Parent may disburse monies from the Trust Account only as set forth in the Trust Agreement. The Group Companies further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by March 2, 2023, Parent will be obligated to return to its shareholders the amounts being held in the Trust Account, unless such date is otherwise extended. The Company, for itself, the Equity Holders, its Subsidiaries and each of their respective affiliated entities, directors, officers, employees, stockholders, shareholders, equity holders, representatives, advisors and all other associates and Affiliates, hereby waives all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Parent for any reason whatsoever, including for a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account (including any distributions therefrom) at any time for any reason whatsoever, including without limitation for an alleged breach of any agreement with the Company or its Affiliates). This Section 9.20 will survive the termination of this Agreement for any reason.

Section 9.21 Legal Representations. Parent hereby agrees and acknowledges on behalf of its directors, members, partners, officers, employees and Affiliates (including to the extent permissible, the Company after the Closing), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Orrick, Herrington & Sutcliffe LLP (or any successor) may represent, following the Closing, the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all confidential communications, written or oral, constituting attorney-client privilege or attorney work product to the extent recognized as such under applicable Law solely between the Company or any member of the Waiving Party Group and its counsel, including Orrick, Herrington & Sutcliffe LLP, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that without the prior written consent of the Company, no Person may have access to any of the Privileged Communications, whether located in the records or email server of the Company or otherwise, in any Action against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:

LEO HOLDINGS III CORP

By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	President and Chief Executive Officer

MERGER SUB I:

LONGLEAF MERGER SUB, INC.

By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	President

MERGER SUB II:

LONGLEAF MERGER SUB II, LLC

By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	President

[Signature Page to Agreement and Plan of Merger]

COMPANY:

LOCAL BOUNTI CORPORATION

By:	/s/ Craig Hurlbert
	Name:	Craig Hurlbert
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of the Agreement, each of the following terms shall have the meaning set forth below:

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Additional Cargill Warrant” means the warrants, substantially in the form of the Existing Cargill Warrant, issuable pursuant to that certain Senior Secured Term Loan Agreement between the Group Companies and Cargill expected to be entered into in the third quarter of 2021, and that certain Subordinated Secured Term Loan Agreement between the Group Companies and Cargill Financial Services International, Inc. expected to be entered into in the third quarter of 2021.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by or under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the sum of the aggregate cash exercise prices of all Company Warrants outstanding and unexercised as of immediately prior to the Effective Time.

“Ancillary Agreements” means the Confidentiality Agreement, the Employment Agreements, the Exchange Agent Agreement, the Lock-Up Agreements, the Registration Rights Agreement, the Sponsor Agreement, the Company Stockholder Support Agreements, Restrictive Covenant Agreements, the Subscription Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Available Cash” as of the Closing, shall equal (a) the amount of the funds contained in the Trust Account as of immediately prior to the Closing and after giving effect to the completion of any Parent Share Redemptions, plus (b) the aggregate amount of proceeds of the PIPE Financing (including any Alternative Financing).

“Balance Sheet Cash Amount” means an amount equal to the amount of Available Cash remaining following the payments made pursuant to Section 7.4; provided, that the Balance Sheet Cash Amount shall not be less than $100,000,000.

“Balance Sheet Purposes” means working capital and general corporate purposes of the Surviving Company; provided, that, for the avoidance of doubt, the foregoing shall not include providing liquidity to, or repurchasing equity from, any equityholders of the Surviving Company.

“Base Merger Consideration” means $650,000,000.

“Business Combination” has the meaning given to such term in the Amended and Restated Memorandum and Articles of Association of Parent.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York or the Cayman Islands.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cargill” means Cargill Financial Services International, Inc.

“Cargill Payoff Amount” means the aggregate principal amount due and owing by the Company to Cargill pursuant to the terms of that certain Credit Agreement between the Company and Cargill dated March 22, 2021, together with all interest accrued thereon as of the Closing Date.

“Cash Consideration” means an amount, not less than zero, equal to (a) the amount of Available Cash, minus (b) the aggregate amount of Parent Transaction Expenses and Company Transaction Expenses paid pursuant to Section 7.4(a), minus (c) the Debt Repayment Amount paid pursuant to Section 7.4(b), minus (d) the $100,000,000; provided, that the amount of the Cash Consideration shall not exceed $37,500,000.

“Cash Consideration Pro Rata Portion” means, with respect to each Company Stockholder, a percentage equal to (x) the number of shares of Company Common Stock that was held and owned by such Company Stockholder, but specifically excluding any shares that are (i) Company Restricted Stock, (ii) issuable upon conversion of the Company Convertible Debt in connection with the Closing, (iii) issuable upon settlement of Company RSUs, or (iv) issuable upon exercise of the Company Warrants (if any), divided by (y) the total number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time, but specifically excluding any shares that are (i) Company Restricted Stock, (ii) issuable upon conversion of the Company Convertible Debt in connection with the Closing, (iii) issuable upon settlement of Company RSUs, or (iv) issuable upon exercise of the Company Warrants (if any)); provided, that Parent shall be entitled to rely on the Cash Consideration Pro Rata Portion as set forth in the Closing Date Capitalization Statement and shall not be liable to any Company Stockholder for the amount of any payment of cash made to such Company Stockholder in accordance with the Cash Consideration Pro Rata Portion. In no event shall the aggregate Cash Consideration Pro Rata Portion exceed 100%.

“Change of Control” means any transaction or series of transactions following the Closing the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions undertaken prior to the Closing, in which the record holders of the shares of Parent immediately prior to such transaction or series of related transactions continue to have substantially the same proportionate ownership in, and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of Parent immediately following such transaction or series of related transactions.

“Closing Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time, upon settlement of RSUs and upon exercise of Company Warrants (if any), but prior to conversion of the Company Convertible Debt.

“Closing Indebtedness” means the Indebtedness of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date, which, for the avoidance of doubt, shall not include the Debt Repayment Amount (including the Convertible Debt Redemption Amount, if any).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

A-2

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, pension, profit sharing, savings, deferred or incentive compensation, bonus, incentive, commission, stock purchase, stock option, restricted stock, restricted stock unit, stock appreciation right, phantom equity, equity or equity-based, employment, consulting, change in control, severance, separation, salary continuation, retention, vacation, sick pay or paid time off, health or welfare benefit, post-employment welfare, fringe benefit, or other benefit or compensation plan, policy, Contract, agreement, program, or arrangement in each case that is maintained, sponsored, contributed to, or required to be contributed to by any Group Company or with respect to which any Group Company has or could reasonably be expected to have any current or contingent liability or obligation, including on account of an ERISA Affiliate.

“Company Board” means, at any time, the board of directors of the Company.

“Company Certificate of Incorporation” means the Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on August 20, 2018, as amended to date.

“Company Common Stock” means the Company Nonvoting Common Stock and the Company Voting Common Stock.

“Company Convertible Debt” means those certain Convertible Promissory Notes in the aggregate principal amount of $26,050,000 issued by the Company in favor of those certain holders of Company Convertible Debt as identified in Schedule 3.3(a) for the respective principal amounts set forth opposite such holders’ name, together with all interest accrued thereon as of the Closing.

“Company Dissenting Shares” means any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the First Merger.

“Company Equity Awards” means, collectively, the Company RSUs and the Company Restricted Stock.

“Company Fully Diluted Shares” means a number equal to the sum of (a) the number of shares of Company Common Stock that are issued and outstanding on an as-converted to Company Common Stock basis, including any shares of Company Restricted Stock (whether or not then vested), (b) the number of shares of Company Common Stock issuable upon the settlement of Company RSUs outstanding and unsettled, (c) the number of shares of Company Common Stock issuable upon the exercise of the Company Warrants as if the Company Warrants were issued and outstanding (including the Additional Cargill Warrants as if such warrants were issued and outstanding as of immediately prior to the Effective Time), and (d) the number of shares Company Common Stock issuable upon the conversion or exercise of any other Equity Interests not described in the foregoing clauses (a) to (d), in the case of each of the foregoing clauses (a) through (d), as of immediately prior to the Effective Time.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3(a) (Capitalization), Section 3.4 (Company Subsidiaries) and Section 3.19 (Brokerage).

“Company Nonvoting Common Stock” means the nonvoting common stock of the Company, par value $0.0001 per share.

“Company Option” means an option to purchase shares of the Company Nonvoting Common Stock granted pursuant to the Equity Incentive Plan.

A-3

“Company Owned Intellectual Property” means all Company Intellectual Property that is owned or purported to be owned by any Group Company.

“Company Registered IP” means all registrations, issuances, and applications for Intellectual Property owned by any Group Company, including any of the foregoing set forth on Schedule 3.10(a).

“Company Required Approval” means the approval and adoption of this Agreement and the transactions contemplated hereby in accordance with the Company’s Governing Documents and the Stockholder Agreements, including the approval by the holders of a majority of the then outstanding shares of Company Voting Common Stock.

“Company Restricted Stock” means shares of Company Nonvoting Common Stock which are subject to forfeiture, vesting or transfer restrictions pursuant to the Equity Incentive Plan.

“Company RSUs” means restricted stock units of the Company to settle into Company Nonvoting Common Stock granted pursuant to the Equity Incentive Plan.

“Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time upon the exercise of Company Warrants (if any), settlement of Company RSUs, and conversion of the Company Convertible Debt.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Transaction Expenses” means any legal, accounting, financial advisory, investment banking and other advisory, transaction or consulting fees and expenses incurred, to be incurred, or subject to reimbursement (including any brokerage fees, finders’ fees and commissions) by the Group Companies or the Equity Holders (but, with respect to the Equity Holders, only to the extent a Group Company is obligated to pay such fees or expenses) in connection with the transactions contemplated by this Agreement or other capital-raising processes conducted by the Company prior to pursuing the transactions contemplated by this Agreement, if any, including any fees and expenses payable under the terms of or related to the termination of any Contract with an Affiliate.

“Company Voting Common Stock” means the voting common stock of the Company, par value $0.0001 per share.

“Company Warrants” means (a) that certain warrant to purchase shares of the Company Voting Common Stock to be issued as of immediately prior to the consummation of the transactions contemplated hereby pursuant to the Warrant Agreement, dated March 22, 2021, by and between the Company and Cargill, as amended from time to time (the “Existing Cargill Warrant”), (b) the Additional Cargill Warrant and (c) any other warrant to purchase shares of the Company Common Stock.

“Competing Transaction” means (a) any transaction involving, directly or indirectly, any Group Company, which upon consummation thereof, would result in any Group Company entity becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets (including Intellectual Property) or business of the Group Companies, taken as a whole (but excluding sales of inventory and licenses for Intellectual Property in the Ordinary Course), (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities of any Group Company (excluding any such sale between or among the Group Companies), or rights, or securities that grant rights, to receive the same including profits interests,

A-4

phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except, in each case, to the extent expressly permitted by the terms of this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the Ordinary Course (but not the acquisition of a person or business via an asset transfer), by any Group Company of the equity or voting interests of, or a material portion of the assets or business of, a third Person (except, in each case, to the extent expressly permitted by the terms of this Agreement), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Group Company (except to the extent expressly permitted by the terms of this Agreement), in all cases of clauses (a)-(e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Person other than Parent or Merger Sub.

“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement, dated March 16, 2021, by and between the Company and Parent.

“Contract” means any written or oral contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement.

“Convertible Debt Stock Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share) equal to (a) the number of shares of Company Common Stock issuable upon conversion of the Company Convertible Debt in connection with the Closing, multiplied by, (b) the Per Share Stock Consideration.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Data Security Requirements” means, collectively, all of the following to the extent relating to personal, sensitive or confidential information or data (including Personal Data), payment card data, or otherwise relating to privacy, security, or security breach notification requirements and as applicable to the Company business or each Group Company: (a) applicable Laws, (b) the Payment Card Industry Data Security Standard (PCI DSS) and any industry or self-regulatory standards binding and enforceable on any Group Company or that any Group Company holds itself out to any Person as being in compliance with, (c) agreements each Group Company has entered into or contractual obligations by which a Group Company is bound, and (d) each Group Company’s own written rules, policies and procedures (whether physical or technical in nature, or otherwise).

“Due Diligence Materials” means, with respect to any Person, the information set forth in any management presentation relating to such Person, their Affiliates or their Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by members of management of such Person, in “break-out” discussions, in responses to questions, whether orally or in writing, in materials prepared by or on behalf of such Person, or in any other form.

“Earnout Company Stockholders” means the holders of Company Common Stock prior to Closing, including the Company RSUs and the Company Restricted Stock, but prior to the exercise of Company Warrants (if any) and prior to conversion of the Company Convertible Debt.

“Earnout Consideration” means an aggregate of 2,500,000 shares of Parent Common Stock comprising the Earnout Shares.

A-5

“Earnout Pro Rata Portion” means, with respect to each Earnout Company Stockholder, a percentage equal to (a) the number of shares of Parent Common Stock to be issued to such Earnout Company Stockholder in the First Merger (as applicable), divided by (b) the total number of shares of Parent Common Stock to be issued in the First Merger, in each case of the foregoing clauses (a) and (b), as if all Company RSUs (whether or not then vested) were settled into Company Common Stock, and all Company Restricted Stock were fully vested, in each case, immediately prior to the Effective Time and prior to the exercise of Company Warrants (if any) and prior to conversion of the Company Convertible Debt; provided, that Parent shall be entitled to rely on the Earnout Pro Rata Portion as set forth in the Closing Date Capitalization Statement and shall not be liable to any Company Stockholder for the amount of any issuance of equity hereunder made to such Company Stockholder in accordance with the Earnout Pro Rata Portion. In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.

“Environmental Laws” means all Laws relating to public or worker health or safety, protection of the environment or natural resources, pollution, or Hazardous Substances (including exposure to or manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, treatment, storage, disposal, transport, handling or Release of Hazardous Substances).

“Environmental Permits” means all Licenses issued or required pursuant to Environmental Laws.

“Equity Holder” means a holder of Equity Interests of the Company.

“Equity Incentive Plan” means the Company’s 2020 Equity Incentive Plan, as amended.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been) treated as a single employer under Section 414 of the Code.

“Ex-Im Laws” means all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Founder Entities” means McLeod Management Co., LLC and Wheat Wind Farms, LLC.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

A-6

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document), articles and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by Law, and acting pursuant to the terms and conditions of any such contract.

“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.

“Hazardous Substance” means any material, substance or waste, for which standards of conduct or liability may be imposed pursuant to any Environmental Law, including petroleum, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, noise, odor, pesticides, mold or radiation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, forward contract, currency, other hedging or swap arrangements or similar contracts or instruments, (c) by which such Person assured a creditor against loss, including letters of credit, performance bonds, surety bonds and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (d) any unforgiven obligations under any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act or any other government loan assistance program, and (e) in the nature of guarantees, directly or indirectly, of the obligations described in clauses (a) through (d) above of any other Person, in each case, excluding intercompany indebtedness.

“Intellectual Property” means all rights to intellectual property or other proprietary rights of any type in any jurisdiction throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, logos, slogans, social media identifiers and other indicia of origin (collectively, “Trademarks”); (b) patents and patent applications; (c) copyrights and copyrightable works; (d) Internet domain names, Internet websites and URLs; (e) trade secrets and confidential information, including know-how, processes, methods, techniques, technology, inventions (whether patentable or not), formulae, recipes, and compositions, customer and supplier lists, and business and marketing plans; (f) rights in software (including source code and object code), data, databases and documentation therefor; (g) rights of publicity, including the right to use the name, likeness, image, signature and biographical information of any natural Person; (h) any goodwill associated with each of the foregoing, and (i) any registrations or applications of any of the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Key Company Stockholders” means the Persons listed on Schedule B.

A-7

“Knowledge of the Company” means the knowledge of Craig Hurlbert, Travis Joyner, Bruce (Dave) Vosburg, Jr., Kathy Valiasek and Ryan Sweeney, after reasonable due inquiry of direct employee reports.

“Law” means any federal, state, local or municipal constitution, treaty, statute, law, act, rule, regulation, code, ordinance, determination, guidance, principle of common law, judgment, decree, injunction, administrative interpretation, sub-regulatory guidance, writ, directive, or Orders of, or issued by, applicable Governmental Entities.

“Legal Dispute” means any Action between the Parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Licenses” means all licenses, authorizations, approvals, registrations, permits (including insurance, environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means, with respect to any property or asset, mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances with respect to any property or asset.

“Lookback Date” means August 30, 2018.

“Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company and its Subsidiaries to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the date hereof, (ii) changes or proposed changes in GAAP after the date hereof, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate).

“Material Customer” means each of the top ten (10) customers of the Group Companies based on amounts received during the twelve (12)-month periods ended December 31, 2020 and December 31, 2019.

“Material Supplier” means (a) each of the top ten (10) suppliers and vendors of the Group Companies based on amounts paid for goods during the twelve (12)-month periods ended December 31, 2020 and

A-8

December 31, 2019 and (b) any sole source supplier or vendor of any goods or services of the Group Companies, other than any sole source supplier or vendor providing goods or services (i) that are not material to the Group Companies, or (ii) for which the Group Companies can readily obtain a replacement supplier or vendor without a material increase in the cost of goods or services.

“Materiality Exceptions” means the terms “material” or “materially”, any clause or phrase containing “material,” “materially,” “material respects,” “Material Adverse Effect,” “except where the failure to … has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “except as has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect” or any similar terms, clauses or phrases (including any reference to any Group Company), other than the terms “Company Material Contracts,” “Company Material Trademarks,” “Material Customers,” and “Material Suppliers”.

“New ESPP” means the new employee stock purchase plan for Parent to be effective as of the Closing, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of Parent Common Stock with a total pool of awards of Parent Common Stock to be 1.5% of the fully diluted capitalization of Parent following the consummation of the Closing and subject to the opinion and advice of a third-party pay governance advisor, with an annual “evergreen” increase of 1% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“New Option Plan” means the new omnibus equity incentive plan for Parent to be effective as of the Closing, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Common Stock with a total pool of awards of Parent Common Stock to be 14% of the fully diluted capitalization of Parent following the consummation of the Closing and subject to the opinion and advice of a third-party pay governance advisor, with an annual “evergreen” increase of 4% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“NYSE” means the New York Stock Exchange.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Course” means, with respect to any Party, the ordinary course of business consistent with the past practices (including with respect to magnitude and frequency) of such Party.

“Other Parent Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parent Board” means, at any time, the board of directors of Parent.

“Parent Bylaws” means the bylaws of Parent following the Domestication in substantially the form attached hereto as Exhibit C.

A-9

“Parent Certificate of Incorporation” means the certificate of incorporation of Parent following the Domestication in substantially the form attached hereto as Exhibit B.

“Parent Class A Ordinary Shares” means the Class A ordinary shares of Parent, par value $0.0001 per share.

“Parent Class B Ordinary Shares” means the Class B ordinary shares of Parent, par value $0.0001 per share.

“Parent Common Stock” means, following the Domestication, the common stock of Parent, par value $0.0001 per share, authorized pursuant to the Parent Certificate of Incorporation.

“Parent Common Stock Price” means the closing sale price per share of Parent Common Stock reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

“Parent Governing Documents” means, at any time prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of Parent and, at any time following the Domestication, the Parent Certificate of Incorporation and the Parent Bylaws, as in effect at such time.

“Parent Private Placement Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares at an exercise price of eleven dollars and fifty cents ($11.50) per share pursuant to the terms of the Private Placement Warrants Purchase Agreement, dated as of February 25, 2021, by and between Parent and Parent Sponsor.

“Parent Public Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares pursuant to the terms of the Warrant Agreement and at an exercise price of eleven dollars and fifty cents ($11.50) per share.

“Parent Ordinary Shares” means, collectively, the Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Share Redemption” means the election of an eligible holder of Parent Class A Ordinary Shares (as determined in accordance with the Parent Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of Parent Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the Parent Governing Documents and the Trust Agreement) in connection with the Parent Shareholder Meeting.

“Parent Shareholder Approval” means, collectively, the Required Parent Shareholder Approval and the Other Parent Shareholder Approval.

“Parent Shareholder Meeting” means a meeting of the Parent Shareholders in accordance with the Parent Governing Documents for the purposes of obtaining the Parent Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Parent Share Redemption.

“Parent Shareholders” means the holders of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Sponsor” means Leo Investors III Limited Partnership, a Cayman Islands exempted limited partnership.

A-10

“Parent Transaction Expenses” means any legal, accounting, financial advisory, and other advisory, transaction or consulting fees, costs and expenses (including the Deferred Discount (as such term is defined in the Trust Agreement)) incurred by the Parent Entities in connection with the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary herein, Parent Transaction Expenses shall not include any Company Transaction Expenses.

“Parent Warrants” means the Parent Public Warrants and the Parent Private Placement Warrants.

“Per Share Cash Consideration” means the quotient obtained by dividing (a) the Cash Consideration, if any, by (b) the total number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time but specifically excluding any shares (i) issuable upon conversion of the Company Convertible Debt in connection with the Closing, (ii) issuable upon settlement of Company RSUs, (iii) that are Company Restricted Stock, or (vi) upon exercise of the Company Warrants (if any). For the avoidance of doubt, the Per Share Cash Consideration with respect to any share of Company Common Stock issued upon the conversion of the Company Convertible Debt, issued upon the exercise of the Company Warrants, and/or issued upon settlement of Company RSUs or upon vesting of any Company Restricted Stock shall be zero (0).

“Per Share Merger Consideration” means the Per Share Cash Consideration and the Per Share Stock Consideration, collectively.

“Per Share Stock Consideration” means the quotient obtained by dividing (a) the Stock Consideration by (b) the Company Fully Diluted Shares, rounded down to the nearest whole number.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith with adequate reserves established in accordance with GAAP, (b) statutory, common law or contractual Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Leased Real Property and Owned Real Property, zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such real property, (e) easements, rights, covenants, conditions and restrictions and other matters of record, with respect to real property, (f) matters shown or which would have shown on a current ALTA/NSPS survey of any real property, (g) any Liens in respect of the landlord’s fee or freehold interest in the underlying property, with respect to real property, (h) any other Liens that do not, individually or in the aggregate, materially impair the continued use, operation or value of the real property to which they relate, (i) Liens securing the Indebtedness of any Group Company in which the underlying Indebtedness will be discharged in connection with the Closing and such Liens released pursuant to Section 7.2(i), (j) in the case of Intellectual Property, non-exclusive licenses that are granted to or by a Group Company in the Ordinary Course; and (k) restrictions on transfers as required by state and federal securities Laws.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Data” means any information that identifies or, alone or in combination with any other information, could reasonably be used to identify, locate or contact a natural Person, including name, street address, telephone number, email address, credit card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history or other website, application or online activity or usage data, location data, biometric data, medical or health information or any other information that is considered “personally identifiable information,” “personal information” or “personal data” under applicable Laws.

A-11

“PIPE Financing” means the equity financing contemplated by the Subscription Agreements and any equity financing pursuant to a new subscription agreement that provides for the subscription for shares of Parent Common Stock containing terms and conditions substantially similar as the Subscription Agreements.

“PPP Loan Payoff Amount” means the aggregate principal amount due and owing by the Company to Idaho First Bank pursuant to the terms of the PPP Loan, together with all interest accrued thereon as of the Closing Date.

“Reference Price” means $10.00.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Agreements and containing a prospectus and proxy statement of Parent.

“Released Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of their respective successors and assigns.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Required Governing Document Proposals” means the adoption and approval of the change in the authorized share capital of Parent from (a) 500,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, with a nominal or par value $0.0001 per share, to (b) 400,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 shares of preferred stock, par value $0.0001 per share.

“Required Parent Shareholder Approval” means the approval of each of the Required Transaction Proposals by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the NYSE Proposal and the Required Governing Document Proposals.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, Her Majesty’s Treasury, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

A-12

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means (a) breach of security, successful phishing incident, ransomware or malware attack affecting any Company Systems resulting in the unauthorized access or acquisition of confidential information or Personal Data, or (b) incident in which confidential information or Personal Data was or may have been accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner (whether any of the foregoing was possessed or controlled by a Group Company or by another Person on behalf of a Group Company, excluding good faith actions by a Group Company employee).

“Stock Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share) equal to the quotient (rounded down to the nearest whole number) obtained by dividing (a) the sum of (i) the Base Merger Consideration, plus (ii) the Aggregate Exercise Price, less (iii) less the amount of Cash Consideration payable, if any, pursuant to Section 2.5(b), less (iv) the Transaction Bonus Pool Amount, less (v) the Debt Repayment Amount by (b) the Reference Price.

“Stockholder Agreements” means any stockholder agreement, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, registration rights agreement or other agreement in effect with respect to any Equity Interests in any of the Group Companies, including those set forth on Schedule A.

“Subsidiary” or “Subsidiaries” means any Person of which the Company (or other specified Person) owns directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means (a) all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, escheat, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto, (b) any liability for or in respect of the payment of any amount of a type described in clause (a) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (c) any liability for or in respect of the payment of any amount described in clauses (a) or (b) of this definition as a transferee or successor, by contract or otherwise.

“Trading Day” means any day on which shares of Parent Common Stock are actually traded on the principal securities exchange or securities market on which shares of Parent Common Stock are then traded.

“Transaction Bonus Pool Amount” means an amount in cash equal to $4,000,000, which amount is inclusive of all of the employer’s share of payroll, social security, Medicare and unemployment Taxes and other similar assessments arising out of such payments, including all such Taxes and other similar assessments that have been deferred under the CARES Act.

“Transaction Proposals” means collectively, (a) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers) (the “Business Combination Proposal”); (b) the

A-13

adoption and the approval of the Domestication (the “Domestication Proposal”); (c) the adoption and approval of the issuance of the Parent Common Stock in connection with the transactions contemplated by this Agreement as required by NYSE listing requirements (the “NYSE Proposal”); (d) the adoption and approval of the amendment and restatement of the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B (the “Charter Proposals”); (e) the non-binding advisory vote of the amendments to the Parent Governing Documents (the “Governing Document Proposals”); (f) Required Governing Document Proposals; (g) the adoption and approval of the New Option Plan (the “New Option Plan Proposal”) and the adoption and approval of the New ESPP (the “New ESPP Proposal”); (h) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (i) the adoption and approval of each other proposal reasonably agreed to by Parent and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements; and (j) the adoption and approval of a proposal for the adjournment of the Parent Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of March 2, 2021, by and between Parent and Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 2, 2021, between Parent and Continental Stock Transfer & Trust Company, as warrant agent, as may be amended, modified or supplemented.

“Written Consent” means an executed written consent pursuant to Section 251 of the DGCL approving the adoption of this Agreement sufficient to deliver the Company Required Approval.

Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
$13.00 Earnout Milestone	Section 2.10(a)
$13.00 Earnout Shares	Section 2.10(a)
$15.00 Earnout Milestone	Section 2.10(b)
$15.00 Earnout Shares	Section 2.10(b)
$17.00 Earnout Milestone	Section 2.10(c)
$17.00 Earnout Shares	Section 2.10(c)
Acceleration Event	Section 2.10
Additional Parent Filings	Section 5.10(d)
Agreement	Preamble
Alternative Financing	Section 5.19(c)
Alternative Financing Source	Section 5.19(c)
CBA	Section 3.17(a)
Certificates of Merger	Section 1.2(c)
Change in Recommendation	Section 5.11
Closing	Section 7.1
Closing Date	Section 7.1
Closing Date Capitalization Statement	Section 2.1(a)
Closing Form 8-K	Section 5.10(e)
Closing Press Release	Section 5.10(e)
Closing Statement	Section 2.1(b)

A-14

Term	Section
Code	Recitals
Company	Preamble
Company Affiliate Agreement	Section 3.21
Company Closing Certificate	Section 6.3(e)
Company Intellectual Property	Section 3.10(c)
Company IP Agreements	Section 3.10(d)
Company Material Contracts	Section 3.12(b)
Company Material Trademarks	Section 3.10(b)
Company Released Parties	Section 5.20(a)
Company Stockholder Support Agreements	Recitals
Company Systems	Section 3.10(i)
Competing Buyer	Section 5.18
Debt Repayment Amount	Section 7.4(b)
DGCL	Recitals
DLLCA	Recitals
Domestication	Recitals
Draft Closing Date Capitalization Statement	Section 2.1(a)
Earnout Company Stockholders	Section 2.1(a)
Earnout Shares	Section 2.10(c)
Effective Time	Section 1.2
Employment Agreements	Section 5.24
Exchange Agent	Section 2.6(a)
Exchange Agent Agreement	Section 2.6(a)
Exchange Agent Fund	Section 2.5(a)
FDA	Section 3.24(b)
Financial Statements	Section 3.6
First Certificate of Merger	Section 1.2(b)
First Merger	Recitals
Food Laws	Section 3.24(b)
Fractional Share Cash Amount	Section 2.3(a)
FTC	Section 3.24(b)
GAP Standard	Section 3.24(b)
Indemnified Persons	Section 5.9(a)
Insurance Policies	Section 3.20
Intended Tax Treatment	Recitals
Interim Period	Section 5.1(a)
Investors	Recitals
IRS	Section 3.16(b)(iv)
Key Employees	Section 5.24
Lease	Section 3.9(c)
Leases	Section 3.9(c)
Leased Real Property	Section 3.9(b)
Leased Real Properties	Section 3.9(b)
Letter of Transmittal	Section 2.6(b)
Lock-Up Agreement	Recitals
Mergers	Recitals
Merger Consideration	Section 2.2
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Milestones	Section 2.10(c)

A-15

Term	Section
Nonparty Affiliates	Section 9.17
Outside Date	Section 8.1(e)
Parent	Preamble
Parent Board Recommendation	Section 5.11
Parent Closing Certificate	Section 6.2(c)
Parent Closing Statement	Section 2.1(a)
Parent Competing Transaction	Section 5.18(b)
Parent Disclosure Schedule	Article IV
Parent Material Contracts	Section 4.21
Parent Public Securities	Section 4.14
Parent RSU	Section 2.8
Parent SEC Document	Section 4.12
Parent Shareholder Meeting	Section 5.11
Parent Transaction Expenses	Section 9.1
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	Section 5.10(f)
Previously Paid Company Transaction Expenses	Section 7.2(j)
Privileged Communications	Section 9.21
Prospectus	Section 9.20
Registration Rights Agreement	Recitals
Restrictive Covenant Agreements	Recitals
Schedules	Article III
SEC Accounting Guidance	Article IV
Second Certificate of Merger	Section 1.2(c)
Second Effective Time	Section 1.2
Second Merger	Recitals
Section 16	Section 5.12
Separate Indemnitor	Section 5.9(g)
Signing Form 8-K	Section 5.10(a)
Signing Press Release	Section 5.10(a)
Sponsor Agreement	Recitals
Sponsor Parties	Recitals
Subscription Agreements	Recitals
Surviving Company	Recitals
Surviving Company Governing Documents	Section 1.4
Surviving Corporation	Recitals
Terminating Company Breach	Section 8.1(c)
Terminating Parent Breach	Section 8.1(d)
Trade Control Laws	Section 3.18(a)
Trust Account	Section 4.17
Trust Amount	Section 4.17
Unaudited Financial Statements	Section 3.6(a)(i)
Waiving Parties	Section 9.21
Waiving Party Group	Section 9.21
Warrant Agreement Amendments	Section 9.21 5.25
WARN Act	Section 3.17(c)

*    *    *    *     *

A-16

Annex B

THE COMPANIES ACT (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

LEO HOLDINGS III CORP

THE COMPANIES ACT (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

LEO HOLDINGS III CORP

1	The name of the Company is Leo Holdings III Corp

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5

The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

WE, the subscriber to this Memorandum of Association, wish to form a company pursuant to this Memorandum of Association, and we agree to take the number of shares shown opposite our name.

Dated this 8th day of January 2021

Signature and Address of Subscriber	Number of Shares Taken

Maples Corporate Services Limited of PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands acting by: /s/ Ruth Grizzel Ruth Grizzel /s/ Jessica Bent Jessica Bent Witness to the above signature	One Class B Ordinary Share

THE COMPANIES ACT (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

LEO HOLDINGS III CORP

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (2003 Revision) of the Cayman Islands.

“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (2020 Revision) of the Cayman Islands.

“Subscriber”	means the subscriber to the Memorandum.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1

Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2

The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2

Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Ordinary Share Conversion

17.1

The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2

Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holder thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination.

17.4

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

20.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

20.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

20.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

20.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

21	Notice of General Meetings

21.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1

No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

22.10

Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

22.11	The demand for a poll may be withdrawn.

22.12

Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1

Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7

On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.

28	Powers of Directors

28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

31.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

33	Directors’ Interests

33.1

A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

33.3

A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.4

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.5

The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	Alternate Directors

36.1

Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

36.2

An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

36.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

36.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

36.5

Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

37	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

38	Remuneration of Directors

38.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

38.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

39	Seal

39.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

39.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

39.3

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

40	Dividends, Distributions and Reserve

40.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

40.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

40.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

40.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

40.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

40.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

40.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

40.8	No Dividend or other distribution shall bear interest against the Company.

40.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

41	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

42	Books of Account

42.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

42.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

42.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

43	Audit

43.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

43.2

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

43.3

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

44	Notices

44.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

44.2

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

44.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

44.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

45	Winding Up

45.1

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

45.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

46	Indemnity and Insurance

46.1

Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

46.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

46.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

47	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

48	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

49	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Dated this 8th day of January 2021

Signature and Address of Subscriber
Maples Corporate Services Limited of PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands acting by: /s/ Ruth Grizzel Ruth Grizzel /s/ Jessica Bent Jessica Bent Witness to the above signature

Annex C

CERTIFICATE OF INCORPORATION OF

LOCAL BOUNTI CORPORATION

ARTICLE I

The name of this corporation is Local Bounti Corporation (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, New Castle County, Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1 The total number of shares of all classes of capital stock that the Corporation has authority to issue is 500,000,000 shares, consisting of two (2) classes: 400,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and 100,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

1.2 Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 2. Preferred Stock

2.1 The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one (1) or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

C - 1 -

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Section 3. Rights of Common Stock. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one (1) or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Common Stock shall have the right to one (1) vote per share of Common Stock held of record by such holder.

ARTICLE V

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided herein or required by law. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors of the Corporation are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board (as defined below) shall be fixed from time to time exclusively by resolution duly adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors of the board of directors of the Corporation whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three (3) classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effectiveness Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of

C - 2 -

stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one (1) director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VI

Section 1. To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no current or former director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a current or former director, then the liability of such director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. For purposes of this Article VI, references to “director” shall include, for the avoidance of doubt, any person who has served as a director of Leo Holdings III Corp., a Cayman Islands exempted company.

Section 2. The Corporation, to the fullest extent permitted by Section 145 of the General Corporation Law, shall indemnify, advance expenses and hold harmless all persons whom it may indemnify pursuant thereto (including current and former directors).

Section 3. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect

C - 3 -

any right or protection of, or any limitation on the personal liability of, a current or former director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VII

The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

ARTICLE VIII

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any a

C - 4 -

ction or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Certificate of Incorporation (including without limitation, all portions of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XI

Section 1. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), and subject to Sections 1 and 2.1 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X, or this Section 1 of this Article XI (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Section 2. Notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of the holders of Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Common Stock, voting separately as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Sections 1.2, 2.2, 3 of Article IV or this Section 2 of Article XI.

* * *

C - 5 -

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this ____ day of ___________, 2021.

C - 6 -

Annex D

LOCAL BOUNTI CORPORATION

(a Delaware corporation)

BYLAWS

As Adopted [•], 2021 and

As Effective [•], 2021

D-i-

D-ii-

LOCAL BOUNTI CORPORATION

(a Delaware corporation)

BYLAWS

As Adopted [•], 2021 and

As Effective [•], 2021

ARTICLE I

STOCKHOLDERS

1.1 Annual Meetings.

An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of Local Bounti Corporation (the “Corporation”) shall each year fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

1.2 Special Meetings.

Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

1.3 Notice of Meetings.

Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting. In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

1.4 Adjournments.

The chairperson of the meeting (as determined by Section 1.6) shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the stockholders may transact any business that might have been transacted by them at the original meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any previously scheduled special or annual meeting of stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

1.5 Quorum.

Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.6 Organization.

Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in the absence of such person, by a Vice President. Such person shall be the chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

1.7 Voting; Proxies.

Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation (a) a revocation of the proxy or (b) a new proxy bearing a later date and explicitly revoking such prior proxy. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two (2) or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person or represented by proxy at the meeting voting for or against such matter).

1.8 Fixing Date for Determination of Stockholders of Record.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.9 List of Stockholders Entitled to Vote.

The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.10 Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one (1) or more inspectors of election to act at the meeting or the adjournment thereof and make a written report thereof. The Corporation may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one (1) or more inspectors to act at the meeting.

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election so appointed or designated shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting, and their count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. No person who is a candidate for an office at an election may serve as an inspector at such election.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting or the adjournment thereof shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

1.11 Notice of Stockholder Business; Nominations.

1.11.1 Annual Meeting of Stockholders.

(a) Nominations of persons for election to the Board and the proposal of any other business to be considered by the stockholders may be made at an annual meeting of stockholders, or any special meeting of stockholders called for such purpose only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11, and at the time of such meeting (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.11 to make such nominations or propose business before an annual meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.11.1(a) of these Bylaws:

(i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11;

(ii) such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action under applicable law;

(iii) if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.11, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.11.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the closing of the Transaction (as defined below), for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of these Bylaws); provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual or special meeting for which notice has been given commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(x) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i) the name, age, business address and residence address of such person;

(ii) the principal occupation or employment of such person (present and for the past five years);

(iii) the class, series and number of any shares of capital stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.11.3(c));

(iv) the date or dates such shares of capital stock of the Corporation were acquired and the investment intent of such acquisition;

(v) all other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if a contested election is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.11 and to serving as a director if elected); and

(vi) whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Common Stock is primarily traded.

(y) as to any other business that the Record Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(z) as to the Proposing Person giving the notice:

(i) the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii) the class or series and number of shares of capital stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii) whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement, as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including, without limitation, whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation;

(iv) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(v) any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vi) are referred to as “Disclosable Interests”). For purposes hereof, “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(vii) such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.11;

(viii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.11.3(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(ix) as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(x) a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and will continue to be a holder of record of the Corporation entitled to vote at such meeting through such date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xi) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and

(xii) any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.11 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the close of business on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, the close of business on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(c) Notwithstanding anything in the second sentence of Section 1.11.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d) Notwithstanding anything in Section 1.11 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.11.2 Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.11.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

1.11.3 General.

(a) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded.

Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or any other applicable federal or state securities law with respect to that stockholder’s request to include proposals in the Corporation’s proxy statement or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c) For purposes of this Section 1.11 the following definitions shall apply:

(A) a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B) “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(C) “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(D) “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(E) to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified Representative or (z) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as the secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II

BOARD OF DIRECTORS

2.1 Number; Qualifications.

The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

2.2 Election; Resignation; Removal; Vacancies.

Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, President or the Secretary of the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. Except as otherwise provided by law, all vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

2.3 Regular Meetings.

Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board but a copy of every resolution fixing or changing the time or place of regular meetings shall be mailed to every director at least five (5) days before the first meeting held in pursuance thereof.

2.4 Special Meetings.

Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, or President, the Lead Independent Director or by resolution adopted by a majority of the Whole Board and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

2.5 Remote Meetings Permitted.

Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

2.6 Quorum; Vote Required for Action.

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

2.7 Organization.

Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

2.8 Unanimous Action by Directors in Lieu of a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.9 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

2.10 Compensation of Directors.

Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and reimbursement of expenses and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

ARTICLE III

COMMITTEES

3.1 Committees.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

3.2 Committee Rules.

Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV

OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

4.1 Generally.

The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one (1) or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board. Such officers shall have the authority and duties delegated to each of them, respectively, by these Bylaws or the Board of Directors from time to time. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

4.2 Chief Executive Officer.

Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) subject to Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as the Chief Executive Officer shall deem proper;

(d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and

(e) to sign certificates for shares of stock of the Corporation (if any);

(f) and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer.

4.3 Chairperson of the Board.

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

4.4 Lead Independent Director.

The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

4.5 President.

The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one (1) individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

4.6 Vice President.

Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to such Vice President by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

4.7 Chief Financial Officer.

The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board may from time to time prescribe.

4.8 Treasurer.

The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.9 Secretary.

The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.10 Delegation of Authority.

The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

4.11 Removal.

Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. The election or appointment of an officer shall not of itself create contract rights.

ARTICLE V

STOCK

5.1 Certificates; Uncertificated Shares.

The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board, Vice Chairperson of the Board, Chief Executive Officer, President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. With respect to all uncertificated shares, the name of the holder of record of such uncertificated shares represented, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

5.3 Other Regulations.

Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification of Officers and Directors.

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

6.2 Advance of Expenses.

Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay on a current and as-incurred basis all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

6.3 Non-Exclusivity of Rights.

The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

6.4 Indemnification Contracts.

The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

6.5 Right of Indemnitee to Bring Suit.

The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

6.6 Nature of Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

6.7 Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII

NOTICES

7.1 Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws, by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII

INTERESTED DIRECTORS

8.1 Interested Directors.

No contract or transaction between the Corporation and one (1) or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one (1) or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because such director’s or officer’s votes are counted for such purpose, if: (a) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

8.2 Quorum.

Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX

MISCELLANEOUS

9.1 Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board.

9.2 Seal.

The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

9.3 Form of Records.

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device or method, electronic or otherwise, provided, that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

9.4 Reliance Upon Books and Records.

A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

9.5 Certificate of Incorporation Governs.

In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

9.6 Severability.

If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

9.7 Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE X

AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

*    *    *    *    *

CERTIFICATION OF BYLAWS

OF

LOCAL BOUNTI CORPORATION

(a Delaware corporation)

I, [______], certify that I am the [Secretary] of Local Bounti Corporation, a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [•], 2021
[ ]
[Secretary]

Annex E

SPONSOR AGREEMENT

This Sponsor Agreement (this “Agreement”) is dated as of June 17, 2021, by and among Leo Investors III LP, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Mark Masinter (“Masinter”), Scott Flanders (“Flanders”), Imran Khan (“Khan”) and Scott McNealy (“McNealy” and, together with Bush, Minnick, Masinter, Flanders, Khan and the Sponsor, the “Sponsor Parties”), Leo Holdings III Corp, a Cayman Islands exempted company (“Parent”) and Local Bounti Corporation, a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, (i) the Sponsor is the holder of record (any such holder, a “Holder”) of 6,770,000 Parent Class B Ordinary Shares (the “Leo Investors Shares”), (ii) Bush is the Holder of 20,000 Parent Class B Ordinary Shares (the “Bush Shares”), (iii) Minnick is the Holder of 20,000 Parent Class B Ordinary Shares (the “Minnick Shares”), (iv) Masinter is the Holder of 20,000 Parent Class B Ordinary Shares (the “Masinter Shares”), (v) Flanders is the Holder of 15,000 Parent Class B Ordinary Shares (the “Flanders Shares”), (vi) Khan is the Holder of 15,000 Parent Class B Ordinary Shares (the “Khan Shares”) and (vii) McNealy is the Holder of 15,000 Parent Class B Ordinary Shares (the “McNealy Shares” and, together with the Bush Shares, the Minnick Shares, the Masinter Shares, the Flanders Shares, the Khan Shares and the Leo Investors Shares, the “Sponsor Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent has entered into an Agreement and Plan of Merger with the Company, Longleaf Merger Sub, Inc., a Delaware corporation (“Merger Sub I”) and Longleaf Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Merger Agreement”), pursuant to which, among other things, immediately prior to the Closing, Parent shall domesticate as a Delaware corporation (the “Domestication”) and, at the Effective Time, Merger Sub I will merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company surviving as a Subsidiary of Parent (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with and into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II being the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement and immediately prior to the Domestication, but contingent upon the occurrence of the Closing, the Sponsor Parties desire to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement (the “Waiver”).

WHEREAS, in connection with the Domestication and contingent upon the occurrence of the Closing, as a result of the Waiver, each Sponsor Share held by the Sponsor Parties as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Class B Ordinary Shares Held” will automatically be converted into one share of Parent Common Stock as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Common Stock Held” (the “Automatic Conversion”);

WHEREAS, as an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

APPROVAL OF TRANSACTION PROPOSALS; COMPETING PROPOSALS; WAIVER OF ANTI-DILUTION PROTECTION

Section 1.1    Unless the Merger Agreement is terminated, each Sponsor Party (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) hereby unconditionally and irrevocably agrees to, at the Parent Shareholder Meeting (or any adjournment or postponement thereof), be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Shares entitled to vote thereon (x) in favor of the Transaction Proposals and any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Parent, and (y) against the approval of any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transaction Proposals) or a Parent Competing Transaction or against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Parent, Merger Sub I or Merger Sub II under the Merger Agreement or (iii) result in any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled.

Section 1.2    Subject to the terms and conditions of this Agreement, Parent and each of the Sponsor Parties agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by this Agreement. Parent and each of the Sponsor Parties shall not enter into any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

Section 1.3    Each Sponsor Party acknowledges that they have had the opportunity to read the Merger Agreement and have had the opportunity to consult with their tax and legal advisors. Each Sponsor Party agrees to be bound by and comply with Section 5.18(b) (Exclusivity) of the Merger Agreement (and any relevant definitions contained in such Section) as if such Sponsor Party had the same restrictions as Parent, Merger Sub I or Merger Sub II under such provisions.

Section 1.4    Immediately prior to the Domestication, but conditioned on the occurrence of the Closing in accordance with the Merger Agreement, each Sponsor Party hereby, automatically and without any further action by such Sponsor Party or the Company, irrevocably waives any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement.

ARTICLE II

MISCELLANEOUS

Section 2.1    Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the termination of the Merger Agreement in accordance with Article VIII thereof. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This Section 2.1 and Article II of this Agreement shall survive the termination of this Agreement.

Section 2.2    Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent, the Company and each Sponsor Party to the extent such Sponsor Party holds Sponsor Shares No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 2.3    Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Sponsor Shares as a result thereof. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Each party shall be entitled to enforce the terms of this Agreement and exercise any remedies for breaches by any other party of, or failure of any other party to perform, this Agreement, including without limitation injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Agreement, in addition to any other remedy at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunctive relief.

Section 2.4    Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

Notices to Parent prior to the Closing:	with a copy to (which shall not constitute notice):

Leo Holdings III Corp	Kirkland & Ellis LLP
21 Grosvenor Place	601 Lexington Avenue
London SW1X 7HF, United Kingdom	New York, NY 10022
Attention: Lyndon Lea	Attention: Christian O. Nagler
Robert Darwent	Damon R. Fisher, P.C.
Edward Forst	Michael Taufner
E-mail: lea@leo.holdings	Jennifer Yapp
darwent@leo.holdings	E-mail: christian.nagler@kirkland.com
forst@leo.holdings	damon.fisher@kirkland.com
michael.taufner@kirkland.com
jennifer.yapp@kirkland.com

Notices to the Company (or the Surviving Company):	with a copy to (which shall not constitute notice):

Local Bounti Corporation	Orrick, Herrington & Sutcliffe LLP
220 W Main St,	1000 Marsh Rd.
Hamilton, MT 59840	Menlo Park, CA 94025
Attention: Travis M. Joyner	Attention: Matthew Gemello
Craig Hurlbert	Albert Vanderlaan

E-mail: travis@localbounti.com	Email: mgemello@orrick.com
craig@localbounti.com	avanderlaan@orrick.com

Notices to the Sponsor:	with a copy to (which shall not constitute notice):

Leo Investors III LP	Kirkland & Ellis LLP
21 Grosvenor Place	601 Lexington Avenue
London SW1X 7HF	New York, NY 10022
United Kingdom	Attention: Christian O. Nagler
Attention: Simon Brown	Damon R. Fisher, P.C.
E-mail: brown@leo.holdings	Brooks W. Antweil
Jennifer Yapp
E-mail: christian.nagler@kirkland.com
damon.fisher@kirkland.com
brooks.antweil@kirkland.com
jennifer.yapp@kirkland.com

Notices to Bush, Minnick	with a copy to (which shall not constitute notice):
Masinter, Flanders, Khan and McNealy:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Address on file with the Sponsor	Attention: Christian O. Nagler
Damon R. Fisher, P.C.
Brooks W. Antweil
Jennifer Yapp
E-mail: christian.nagler@kirkland.com
damon.fisher@kirkland.com
brooks.antweil@kirkland.com
jennifer.yapp@kirkland.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 2.5    Entire Agreement. This Agreement and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 2.6    Miscellaneous. The provisions of Sections 9.3 (Severability), 9.7 (Consent to Jurisdiction), 9.10 (Governing Law), 9.11 (Specific Performance), 9.13 (Counterparts), 9.18 (Interpretation) and 9.20 (Trust Account Waiver) of the Merger Agreement shall apply mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, Parent, the Company and each Sponsor Party have duly executed this Agreement as of the date first written above.

PARENT:

LEO HOLDINGS III CORP

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	President and Chief Executive Officer

[Signature Page to Sponsor Agreement]

COMPANY:

LOCAL BOUNTI CORPORATION

By:	/s/ Craig Hurlbert
Name:	Craig Hurlbert
Title:	Chief Executive Officer

[Signature Page to Sponsor Agreement]

SPONSOR PARTIES:

LEO INVESTORS III LP

By: Leo Investors GP III Ltd., its general partner

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Director

/s/ Lori Bush
Lori Bush

/s/ Mary E. Minnick
Mary E. Minnick

/s/ Mark Masinter
Mark Masinter

/s/ Scott Flanders
Scott Flanders

/s/ Imran Khan
Imran Khan

/s/ Scott McNealy
Scott McNealy

Schedule I

	Pre-Closing	Post-Closing
Sponsor Party	Total Parent Class B Ordinary Shares Held	Total Parent Common Stock Held
Leo Investors III LP	6,770,000	6,770,000
Bush	20,000	20,000
Minnick	20,000	20,000
Masinter	20,000	20,000
Flanders	15,000	15,000
Khan	15,000	15,000
McNealy	15,000	15,000
TOTAL	6,875,000	6,875,000

Annex F

FORM OF SUBSCRIPTION AGREEMENT

Leo Holdings III Corp

21 Grosvenor Place

London SW1X 7HF, United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Leo Holdings III Corp, a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined herein) (“Leo”), and the undersigned subscriber (the “Investor”), in connection with the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Leo (“Merger Sub”), and Local Bounti Corporation, a Delaware corporation (the “Company”), pursuant to which, among other things, the parties will effect the consummation of a series of related transactions to effect the business combination contemplated thereby and Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, the Company will be a wholly-owned subsidiary of Leo, on the terms and subject to the conditions therein (the transactions contemplated by the Transaction Agreement, the “Transaction”). In connection with the Transaction, Leo is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of Leo’s common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, Leo is entering into subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), pursuant to which the Investors have agreed, severally and not jointly, to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 12,500,000 Shares, at the Per Share Purchase Price. The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

Prior to the closing of the Transaction (and as more fully described in the Transaction Agreement), Leo will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”).

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Leo acknowledges and agrees as follows:

1.    Subscription. The Investor hereby subscribes for and agrees to purchase from Leo, and Leo agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by Leo pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2.    Closing. *[The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) Leo to the Investor (the “Closing Notice”), that Leo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to Leo, at least three (3) business days prior to the expected closing date specified in the Closing Notice (the “Closing Date”), (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by Leo in the Closing Notice and (ii) any other information that is reasonably requested in the Closing Notice in order for Leo to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, Leo shall issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state, provincial or federal securities laws), in the name of the Investor on Leo’s share register; provided, however, that Leo’s obligation to issue the Shares to the Investor is contingent upon Leo having received the Subscription Amount in full accordance with this Section 2. In the event that the consummation of the Transaction does not occur within ten (10) business days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by Leo and the Investor, Leo shall promptly but not later than one (1) business day thereafter return the funds so delivered by the Investor to Leo by wire transfer in immediately available funds to the account specified by Investor, and any book entries representing the Shares shall be deemed cancelled.] Notwithstanding such return, (i) failure to close on the Closing Date contained in the Closing Notice shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived, and (ii) Investor shall remain obligated to (A) redeliver funds to Leo following Leo’s delivery to Investor of a new Closing Notice with a new Closing Date in accordance with this Subscription Agreement and (B) consummate the Closing upon satisfaction of the conditions set forth in Section 3, subject to termination of this Agreement in accordance with Section 8 below. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

*	In place of the above, the below will be included for mutual funds:

[The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in this Section 2 and Section 3 below and (b) delivery of written notice from (or on behalf of) Leo to the Investor (the “Closing Notice”), that Leo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to Leo on the expected closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by Leo in the Closing Notice. On the Closing Date, and prior to the release of the Subscription Amount by the Investor, Leo shall (i) issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state, provincial or federal securities laws), in the name of the Investor on Leo’s share register and (ii) deliver or cause to be delivered written notice from Leo or its transfer agent evidencing the issuance to the Investor of the Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within two (2) business days after the Closing Date, unless otherwise agreed to in writing by Leo and the Investor, Leo shall promptly but not later than one (1) business day thereafter return the funds so delivered by the Investor to Leo by wire transfer in immediately available funds to the account specified by Investor, and any book entries representing the Shares shall be deemed cancelled.]

3.    Closing Conditions.

a.    The obligations of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the satisfaction or written waiver of the following conditions:

(i)    no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent)

F-2

which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii)    all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement), and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.

b.    The obligation of Leo to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or written waiver of the conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement be true and correct in all material respects when made, and be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of a specified earlier date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects), and the Investor hereby acknowledges that the consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) but in each case without giving effect to the consummation of the Transaction; and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c.    The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or written waiver of the conditions that (i) all representations and warranties of Leo contained in this Subscription Agreement shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) and be true and correct in all material respects at and as of the Closing Date (unless they specifically speak as of a specified earlier date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and Leo hereby acknowledges that the consummation of the Closing shall constitute a reaffirmation by Leo of each of the representations and warranties of Leo contained in this Subscription Agreement as of the Closing Date, but in each case without giving effect to the consummation of the Transaction; (ii) all obligations, covenants and agreements of Leo required to be performed by it at or prior to the Closing Date shall have been performed in all material respects; (iii) except to the extent consented in writing by the Investor, no amendment or modification of, or waiver under, the Transaction Agreement shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Investor (in its capacity as such) would reasonably expect to receive under this Subscription Agreement; and (iv) no suspension of the qualification of the Shares for offering or sale or trading by The New York Stock Exchange (“NYSE”) or the U.S. Securities and Exchange Commission (the “SEC”) shall be in effect, and the Shares acquired hereunder shall have been approved for listing on the NYSE, subject to official notice of issuance.

4.    Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

F-3

5.    Leo Representations and Warranties. Leo represents and warrants to the Investor that:

a.    Leo is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). Leo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, Leo will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware with all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as currently contemplated to be conducted and to perform its obligations under this Subscription Agreement.

b.    As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Leo’s certificate of incorporation or bylaws (each as amended on the Closing Date) or under the General Corporation Law of the State of Delaware.

c.    This Subscription Agreement has been duly authorized, executed and delivered by Leo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement constitutes the valid and binding agreement of Leo, enforceable against Leo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.    The execution and delivery of this Subscription Agreement, the issuance and sale of the Shares and the compliance by Leo with all of the provisions of this Subscription Agreement and the consummation of the other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Leo or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Leo or any of its subsidiaries is a party or by which Leo or any of its subsidiaries is bound or to which any of the property or assets of Leo is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Leo and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of Leo to comply in all material respects with its obligations under this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Leo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Leo or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of Leo to comply in all material respects with its obligations under this Subscription Agreement.

e.    As of their respective dates, all reports (the “SEC Reports”) required to be filed by Leo with the SEC complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, (the “Securities Act”) and/or the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that in light of the SEC’s issuance of the Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), Leo may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes together with any deficiencies in disclosure (including, without limitation,

F-4

with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such warrants as equity rather than liabilities (the “Warrant Accounting Issue”). The financial statements of Leo included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of Leo as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, other than with respect to the Warrant Accounting Issue. The Investor acknowledges that (i) Leo continues to review the Statement and its implications, including on the financial statements and other information included in its SEC Reports and (ii) any restatement, revision or other modification of the SEC Reports in connection with such a review of the Statement or any subsequent related agreements or other guidance from the Staff of the SEC with respect to the Statement shall be deemed not material for purposes of this Agreement, including for purposes of this Section 5(e) and Section 6(e) below. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no material outstanding or unresolved comments in comment letters received by Leo from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

f.    Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by Leo to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g.    Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Leo, threatened against Leo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Leo.

h.    As of the date hereof, the issued and outstanding Class A ordinary shares of Leo are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “LIII” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of Leo, threatened against Leo by NYSE or the SEC, respectively, with respect to any intention by such entity to prohibit or terminate the listing of Leo’s Class A ordinary shares (or, when registered and issued in connection with the Domestication, the Shares) or to deregister Leo’s Class A ordinary shares (or, when registered and issued in connection with the Domestication, the Shares) under the Exchange Act. Leo has taken no action that is designed to terminate the registration of the Class A ordinary shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the Delaware common shares. Leo shall use its reasonable best efforts to cause the Shares to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject only to official notice of issuance.

i.    Leo is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Leo of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the NYSE or such other applicable stock exchange on which Leo’s common equity is then listed, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

j.    As of the date hereof, the authorized capital stock of Leo consists of (i) 500,000,000 Class A ordinary shares, par value $0.0001 (“Class A Shares”), (ii) 50,000,000 Class B ordinary shares, par value $0.0001 (the “Class B Shares”), and (iii) 5,000,000 preference shares, par value $0.0001 per share. As of the date of hereof, (i) 27,500,000 Class A Shares are issued and outstanding, (ii) 6,875,000 Class B Shares are issued and

F-5

outstanding, (iii) no preference shares are issued and outstanding and (iv) 10,833,333 warrants to acquire Class A Shares issued and outstanding. All issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable. Except as set forth above and pursuant to the Other Subscription Agreements, the Merger Agreement, Leo’s organizational documents, Leo’s filings with the SEC and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Leo any Class A Shares, Class B Shares or other equity interests in Leo, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, Leo has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which Leo is a party or by which it is bound relating to the voting of any securities of Leo, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. Other than Class B Shares, which have the anti-dilution rights described in Leo’s amended and restated memorandum and articles of association that will be waived in connection with the Transaction, or as set forth in the Transaction Agreement (including any schedules thereto), there are no securities or instruments issued by or to which Leo is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares hereunder or to be issued pursuant to any Other Subscription Agreement.

k.    Other than with respect to the Warrant Accounting Issue, Leo is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. To the knowledge of Leo, Leo has not received any written notice of or been charged with the material violation of any such laws by any governmental authority having jurisdiction or authority over the operations of Leo, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

l.    Other than the Other Subscription Agreements, the Transaction Agreement and any other agreements expressly contemplated by the Transaction Agreement, Leo has not entered into any side letter or similar agreement with any Other Investor or other investor in connection with such Other Investor’s or other investor’s direct or indirect investment in Leo. No Other Subscription Agreement includes terms and conditions that are more favorable to the Other Investor thereunder than the Investor hereunder, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

m.    Other than the Placement Agents (as defined below), Leo has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and Leo is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents.

n.    As of the date of this Subscription Agreement, there are no pending or, to the knowledge of Leo, threatened, actions, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Leo to enter into and perform its obligations under this Subscription Agreement. As of the date hereof, there is no unsatisfied judgment or any open injunction binding upon Leo that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Leo to enter into and perform its obligations under this Subscription Agreement.

o.    Leo acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Investor effecting a pledge of Shares shall not be required to provide Leo with any notice thereof;

F-6

provided, however, that neither Leo, the Company or their respective counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by Leo in all respects.

6.    Investor Representations and Warranties. The Investor represents and warrants (on behalf of itself and, if applicable, each account for which the Investor is acquiring Shares) to Leo that:

a.    The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is (x) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (y) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), or (z) a non-U.S. person acquiring the Shares in an offshore transaction (each term, as defined in Regulation S under the Securities Act) and, if resident in a member state of the European Economic Area or the United Kingdom, not a retail investor, in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.

b.    The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to Leo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that qualify as “offshore transactions” within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to so-called Rule 4(a)(1 1/2)), and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. The Investor acknowledges that the sale of the Shares meets the exemptions from filing under FINRA Rule 5123(b)(1)(A) and FINRA Rule 5123(b)(1)(C) or (J), and the institutional customer exemptions from filing under FINRA Rule 2111(b).

c.    The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from Leo. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Leo, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Leo expressly set forth in Section 5 of this Subscription Agreement.

F-7

d.    The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended, section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.    The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to Leo, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed Leo’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive answers thereto and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

f.    The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Leo, the Company or a representative of Leo or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and Leo, the Company or a representative of Leo or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) to the Investor’s knowledge, are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Leo, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of Leo contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Leo.

g.    The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Leo’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer and is able to sustain a complete loss on its investment in the Shares.

h.    Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in Leo. The Investor acknowledges specifically that a possibility of total loss exists.

i.    In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor and the representations and warranties of Leo contained in this Subscription Agreement. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of any of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning Leo, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

j.    The Investor acknowledges and agrees that each of the Placement Agents: (i) has not provided the Investor with any information or advice with respect to the Shares, (ii) has not made or make any representation,

F-8

express or implied as to Leo, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) has not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (iv) may have acquired, or during the term of this Subscription Agreement may acquire, non-public information with respect to the Company, which the Investor agrees need not be provided to it, and (v) may have existing or future business relationships with Leo and the Company (including, but not limited to, an equity interest in Leo, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

k.    The Investor acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agents, any of their affiliates or any person acting on their behalf have conducted with respect to the Shares, Leo or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their affiliates.

l.    The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

m.    The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

n.    The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally or (ii) principles of equity, whether considered at law or equity.

o.    The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC Lists”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended

F-9

by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. To the extent required by applicable law, the Investor maintains, directly or indirectly through a third-party administrator, policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

p.    No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Leo as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Leo from and after the Closing as a result of the purchase and sale of Shares hereunder.

q.    No disclosure or offering document has been prepared by Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. or any of its affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.

r.    None of the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing has made any independent investigation with respect to Leo, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Leo.

s.    The Investor acknowledges that Morgan Stanley & Co. LLC is also acting as financial advisor to the Company and/or its affiliates with respect to the Transaction Agreement and will receive compensation from the Company and/or its affiliates for such services.

t.    The Investor acknowledges that Deutsche Bank Securities Inc. will receive deferred underwriting commissions upon the closing of the Transaction, as disclosed in Leo’s prospectus relating to its initial public offering dated February 25, 2021 (the “Prospectus”) available at www.sec.gov.

u.    When required to deliver payment to Leo pursuant to Section 2 above, the Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

v.    The Investor agrees that, from the date of this Subscription Agreement, none of the Investor nor any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any Short Sales with respect to securities of Leo prior to the Closing. For the purposes hereof, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Further, for the avoidance of doubt, this Section 6(v) shall not apply to ordinary course, non-speculative hedging transactions. Notwithstanding the foregoing, (a) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in this transaction (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales and (b) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers

F-10

managing other portions of such Investor’s assets, then, in each case, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the shares covered by this Subscription Agreement.

w.    The Investor acknowledges the SEC’s issuance of the Statement and Leo’s ongoing review of the implications of the Statement, and the Investor agrees that any actions taken by Leo as a result of such review and in accordance with such Statement shall not be deemed to constitute a breach of any of the representations, warranties or covenants in this Subscription Agreement.

x.    Notwithstanding anything to the contrary set forth herein, the Investor acknowledges and agrees that, subsequent to the date of this Subscription Agreement and prior to the Closing, Leo may enter into one or more additional subscription agreements on substantially the same terms and conditions as this Subscription Agreement, which additional subscription agreements will increase the aggregate number of Shares being subscribed for in the private placement contemplated by this Subscription Agreement, which additional number of Shares shall not exceed 2,500,000 Shares. For the avoidance of doubt, such additional agreements shall reflect not less than the same Per Share Purchase Price and shall constitute Other Subscription Agreements for purposes of this Subscription Agreement, mutatis mutandis.

7.    Registration Rights.

a.    In the event that the Shares are not registered in connection with the consummation of the Transaction, Leo agrees that, within thirty (30) calendar days after the consummation of the Transaction (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies Leo that it will “review” the Registration Statement) after the filing thereof and (ii) ten (10) business days after Leo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Date”). Leo agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the date the initial Registration Statement filed hereunder is declared effective, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor can sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 without limitation as to the amount of such securities that may be sold and without the requirement for Leo to be in compliance with the current public information requirement under Rule 144(c) (or Rule 144(i)(2), if applicable). The Investor agrees to disclose its ownership to Leo upon request to assist it in making the determination described above. Leo may amend the Registration Statement so as to convert the Registration Statement into a Registration Statement on Form S-3 at such time as Leo becomes eligible to use such Form S-3. Leo’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to Leo such information regarding the Investor, the securities of Leo held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by Leo to effect the registration of such Shares, and shall execute such documents in connection with such registration as Leo may reasonably request that are customary of a selling stockholder in similar situations.

b.    Notwithstanding the foregoing, if the SEC prevents Leo from including any or all of the Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as

F-11

practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, Leo shall amend the Registration Statement or file a new Registration Statement to register such Shares not included in the initial Registration Statement and cause such Registration Statement to become effective as promptly as practicable consistent with the terms of this Section 7. For purposes of clarification, any failure by Leo to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve Leo of its obligations to file or effect the Registration Statement set forth in this Section 7. For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the Shares acquired by the Investor pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Investor” shall include any affiliate of the undersigned Investor to which the rights under this Section 7 have been duly assigned.

c.    In the case of the registration effected by Leo pursuant to this Subscription Agreement, Leo shall, upon reasonable request, inform the Investor as to the status of such registration. Leo shall use its commercially reasonable efforts to advise the Investor within three (3) business days:

(i)    when a Registration Statement or any post-effective amendment thereto has become effective;

(ii)    after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)    of the receipt by Leo of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)    subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading (provided that any such notice pursuant to this Section 7(c)(iv) shall solely provide that the use of the Registration Statement or prospectus has been suspended without setting forth the reason for such suspension).

Leo shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon receipt of any written notice from Leo (which notice shall not contain material non-public information regarding Leo) of the happening of any event contemplated in clauses (ii) through (iv) above during the period that the Registration Statement is effective or if as a result of the occurrence of such event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (1) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which Leo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Leo that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by Leo except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. Upon the occurrence of any event contemplated in clauses (ii) through (iv) above, except for such times as Leo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a registration statement, Leo shall use its commercially reasonable efforts to

F-12

as soon as reasonably practicable prepare a post-effective amendment to such registration statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Investor acknowledges and agrees that Leo may delay the filing or suspend the use of any such registration statement if it determines in good faith upon advice of external legal counsel that, in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, provided, that (i) Leo shall not so delay filing or so suspend the use of the Registration Statement on more than three (3) occasions, or for a period of more than forty five (45) consecutive days or more than a total of ninety (90) calendar days, in each case in any three hundred sixty (360)-day period, and (ii) Leo shall use commercially reasonable efforts to make such registration statement available for the sale by the Investor of such securities as soon as practicable thereafter. Leo’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to Leo such information regarding the Investor, the securities of Leo held by the Investor and the intended method of disposition of such Shares, as shall be reasonably requested by Leo to effect the registration of such Shares, and shall execute such documents in connection with such registration as Leo may reasonably request that are customary of a selling stockholder in similar situations provided, the Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares in connection with the foregoing. Leo shall use its commercially reasonable efforts to provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall Leo be required to delay or postpone the filing of such Registration Statement as a result of or in connection with the Investor’s review.

d.    For as long as the Investor holds Shares, Leo will use commercially reasonable efforts to file all reports necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement. For as long as the Investor holds Shares, Leo will use commercially reasonable efforts to file all reports necessary to enable the undersigned to resell the Shares pursuant to Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor). In addition, in connection with any sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Section 7(c), if requested by the Investor, Leo shall cause the transfer agent for the Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from the Investor, provided that Leo and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to Leo and the Transfer Agent in connection therewith. Subject to receipt from the Investor by Leo and the Transfer Agent of customary representations and other documentation reasonably acceptable to Leo and the Transfer Agent in connection therewith, the Investor may request that Leo remove any legend from the book entry position evidencing its Shares and Leo will, if required by the Transfer Agent, cause an opinion of Leo’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for Leo to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, Leo shall, in accordance with the provisions of this section and within three (3) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent

F-13

shall make a new, unlegended entry for such book entry Shares. Leo shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

e.    Indemnification.

(i)    Leo agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, officers, employees, advisers and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Leo by or on behalf of the Investor expressly for use therein.

(ii)    The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements or any other selling shareholder under the Registration Statement, to indemnify and hold harmless Leo, its directors and officers and agents and each person who controls Leo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable external attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)    Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)    The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

F-14

(v)    If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

8.    Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) November 30, 2021, if the Closing has not occurred by such date, or (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Leo shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to Leo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

9.    Trust Account Waiver. The Investor acknowledges that Leo is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Leo and one or more businesses or assets. The Investor further acknowledges that, as described in the Prospectus, substantially all of Leo’s assets consist of the cash proceeds of Leo’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Leo, its public shareholders and the underwriters of Leo’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Leo to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of Leo entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall (x) serve to limit or prohibit the Investor’s right to pursue a claim against Leo for legal relief against assets held outside the Trust Account, for

F-15

specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Investor may have in the future against Leo’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (z) be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Class A ordinary shares (or as such Class A ordinary shares shall exist following the Domestication) of Leo currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such shares, except to the extent that the Investor has otherwise agreed in writing with Leo to not exercise such redemption right.

10.    Miscellaneous.

a.    Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned. Notwithstanding the foregoing; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to an affiliate or any fund or account advised or managed by the Investor or the same investment manager or investment advisor as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager or investment advisor without the prior consent of Leo or the Company; provided, however, the Investor shall provide notice of any such assignment to Leo and the Company and (ii) the Investor’s rights under Section 8 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof. Upon such assignment by the Investor in accordance with this Section 10(a), the assignee shall become an Investor hereunder and have the rights and obligations provided for herein to the extent of such assignment; provided, that no assignment pursuant to clause (i) of this Section 10(a) shall relieve the Investor of its obligations hereunder, except to the extent actually performed in accordance with the terms hereof, unless consented to in writing by Leo and the Company (such consent not to be unreasonably conditioned, delayed or withheld).

b.    Leo may request from the Investor such additional information as Leo may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with the Investor’s internal policies and procedures; provided that Leo agrees to keep any such information provided by the Investor confidential except (i) such information that is required to be included in any registration statement filed pursuant to Section 7, (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which Leo’s securities are listed for trading. The Investor acknowledges that Leo may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of Leo.

c.    The Investor acknowledges that (i) Leo is entitled to rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement and (ii) the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in Section 6 of this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify Leo if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in all material respects (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall promptly notify Leo if they are no longer accurate in any respect). Leo acknowledges that the Placement Agents are entitled to rely on the representations and warranties of Leo contained in this Subscription Agreement. Leo acknowledges that the Investor is entitled to rely on the acknowledgments, understandings, agreements, representations and warranties of Leo contained in this Subscription Agreement.

d.    Leo, the Company, the Investor and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy

F-16

hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of Leo or the Investor set forth in this Subscription Agreement.

e.    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing and shall continue in full force and effect until the end of the applicable statute of limitations.

f.    The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of Leo. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

g.    This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto against whom such modification, waiver or termination is sought to be enforced. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.    This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(d), Section 10(c), Section 10(d), this Section 10(h) and Section 11 with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

i.    Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.    If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

k.    This Subscription Agreement may be executed in one or more counterparts (including by facsimile or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S.

F-17

federal ESIGN Act of 2000, e.g., www.docusign.com or other transmission method)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.    The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m.    If any change in the number, type or classes of authorized shares of Leo (including the Shares), other than as contemplated by the Transaction Agreement or any agreement contemplated by the Transaction Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor and the Per Share Purchase Price shall be appropriately adjusted to reflect such change.

n.    This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

o.    Each party hereto hereby and any person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(o) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(o) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY

F-18

BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

p.    Any notice or communication required or permitted hereunder to be given to a party shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on such party’s signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the party may hereafter designate by notice to the other party.

11.    Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of Leo expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Leo. The Investor acknowledges and agrees that none of (a) any other investor pursuant to this Subscription Agreement or any Other Subscription Agreement (including such investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (b) the Placement Agents, their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (c) the Company or any of its affiliates, control persons, officers, directors, employees, partners, agents or representatives, or (d) any party to the Transaction Agreement (other than Leo) or any Non-Party Affiliate, shall have any liability to the Investor, pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by Leo, the Company, the Placement Agents or any Non-Party Affiliate concerning Leo, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of Leo, the Company, any Placement Agent or any of Leo’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

12.    Disclosure. Leo shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that Leo has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of Leo, the Investor shall not be in possession of any material, non-public information received from Leo or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Leo or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, Leo shall not, without the prior written consent of the Investor, publicly disclose the

F-19

name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers (a) in any press release or marketing materials or (b) in any filing with the SEC or any regulatory agency or trading market except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which Leo’s securities are listed for trading, in which case Leo shall provide the Investor with written notice (including by e-mail) of such disclosure permitted under this clause (b) prior to such disclosure.

13.    Separate Obligations. For the avoidance of doubt, all obligations of the Investor hereunder are separate and several from the obligations of any Other Investor. The decision of Investor to purchase the Shares pursuant to this Subscription Agreement has been made by Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, financial condition or results of operations of Leo, the Company, or any of their respective subsidiaries which may have been made or given by any Other Investor or by any agent or employee of any Other Investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or Other Investors pursuant hereto or thereto, shall be deemed to constitute Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no Other Investor has acted as agent for Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.

14.    Massachusetts Business Trust. If Investor is a Massachusetts Business Trust, a copy of the Declaration of Trust of Investor or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Investor or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Investor or any affiliate thereof individually but are binding only upon Investor or any affiliate thereof and its assets and property.

[SIGNATURE PAGES FOLLOW]

F-20

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: [●]	State/Country of Formation or Domicile: [●]

By:
Name:
Title:

Name in which Shares are to be registered (if different): [●]	Date: , 2021

Investor’s EIN: [●]

Business Address-Street: [●]	Mailing Address-Street (if different): [●]

City, State, Zip: [●]	City, State, Zip: [●]

Attn:	Attn:

Telephone No.: [●]	Telephone No.: [●]
Facsimile No.: [●]	Facsimile No.: [●]

Number of Shares subscribed for: [●]

Aggregate Subscription Amount: $ [●]	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by Leo in the Closing Notice. To the extent the offering is oversubscribed, the number of Shares received may be less than the number of Shares subscribed for.

IN WITNESS WHEREOF, Leo has accepted this Subscription Agreement as of the date set forth below.

LEO HOLDINGS III CORP

By:
Name:
Title:

Address for purpose of notice:

Date:              , 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐  The Investor is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

** or **

B.	ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐  The Investor is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which it qualifies as an “accredited investor.”

2.	☐ The Investor is not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐  Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐  Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐  Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person;

☐  Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐  Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐  Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐  Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests; or

☐  Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65).

** or **

C.	NON-U.S. PERSON STATUS

(Please check the applicable subparagraphs):

☐  We are a “non-U.S. person” (as defined in Regulation S under the Securities Act), and, if resident in a member state of the European Economic Area or the United Kingdom, not a retail investor. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of

Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”)); or (ii) a customer within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

Annex G

Exhibit G

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [_____], 2021 by and among Local Bounti Corporation, a Delaware corporation (formerly known as Leo Holdings III Corp, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the other parties hereto identified as an “Investor” on the signature pages and Schedule A hereto (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, an “Investor” and collectively the “Investors”).

WHEREAS, the Company, Longleaf Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“First Merger Sub”), Longleaf Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company (“Second Merger Sub”) and Local Bounti Corporation, a Delaware corporation, have entered into that certain Agreement and Plan of Merger, dated as of June 17, 2021 (as amended or supplemented from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”). Pursuant to the transactions contemplated by the Business Combination Agreement, the Company will domesticate as a Delaware corporation and, as a result, certain of the Investors designated as Original Investors on Schedule A hereto (the “Original Investors”) will hold (i) common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, certain of the Investors designated as New Investors on Schedule A hereto (the “New Investors”) are receiving, among other things, shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, the Company and certain of the Original Investors are parties to that certain Registration and Shareholder Rights Agreement, dated as of March 2, 2021 (the “Prior Agreement”);

WHEREAS, pursuant to Section 6.7 of the Prior Agreement, the provisions, covenants and conditions of the Prior Agreement may be amended or modified by the consent of the Company and the Original Investors holding at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities (as defined in the Prior Agreement) at the time in question;

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and amend and restate in its entirety the Prior Agreement with this Agreement to provide for certain rights and obligations included herein and to include the recipients of the Business Combination Shares identified herein as parties to this Agreement; and

WHEREAS, the Company and certain other holders have entered into those certain Subscription Agreements (the “Subscription Agreements”), dated as of June 17, 2021, and the Company has agreed to issue and sell to such holders, the number of shares of Common Stock set forth in such Subscription Agreements in exchange for the purchase price set forth therein, on the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” is defined in the preamble to this Agreement.

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction effected pursuant to a Registration Statement without substantial marketing efforts prior to pricing.

“Board” is defined in Section 3.1.1.

“Business Combination” is defined in the preamble to this Agreement.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Combination Shares” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” is defined in the preamble to this Agreement.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“First Merger Sub” is defined in the preamble to this Agreement.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by law, and acting pursuant to the terms and conditions of any such contract.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Joinder” is defined in Section 6.2.

“Legal Dispute” means any Action among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Maximum Number of Shares” is defined in Section 2.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or prospectus (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

“New Investors” is defined in the preamble to this Agreement.

“Original Investors” is defined in the preamble to this Agreement.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; (v) any affiliate of an Investor or the immediate family of such affiliate or (vi) any affiliate of an immediate family of the Investor.

“Piggy-Back Registration” is defined in Section 2.4.1.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.3.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) all shares of Common Stock held by the Original Investors as of immediately following the closing of the Business Combination, (ii) all Warrants held by the Original Investors as of immediately following the closing of the Business Combination, (iii) all shares of Common Stock issued or issuable upon the exercise of any Warrants referred to in clause (ii), (iv) all shares of Common Stock held by the New Investors as of immediately following the closing of the Business Combination and (v) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i), (ii), (iii) or (iv) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Investor. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book entry provisions for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume); and (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by the Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“Second Merger Sub” is defined in the preamble to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Subscription Agreements” is defined in the preamble to this Agreement.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” is defined in the preamble to this Agreement.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty five (45) calendar days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the Registrable Securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in any event no later than the earlier of (i) ninety (90) calendar days (or one hundred twenty (120) calendar days if the Commission notifies the Company that it will “review” the Registration Statement) after the date of this Agreement and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act.

2.1.2 Notification and Distribution of Materials. The Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4 Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.5 Underwritten Takedown. If the Company shall receive a request from the holders of Registrable Securities with an estimated market value of at least $30,000,000 (such amount of Registrable Securities (the “Minimum Amount”)) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least five (5) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i) subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under Section 2.1.5, and

(ii) subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any holders of Registrable Securities have requested the Company to offer by request received by the Company within two (2) Business Days after such holders receive the Company’s notice of the Underwritten Takedown notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a) Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.5(ii), the Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b) The Company shall only be required to effectuate one Underwritten Takedown pursuant to this Agreement within any six-month period.

(iii) Notwithstanding the foregoing, the Original Investors may request to sell their Registrable Securities in an Underwritten Takedown yielding less than the Minimum Amount to the extent that such request comprises all of the remaining Registrable Securities held by the Original Investors.

2.1.6 Block Trade. If the Company shall receive a request from the holders of Registrable Securities with an estimated market value of at least $10,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request.

2.1.7 Withdrawal. Holders of a majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, whereby upon receiving such notice the Company shall have a right to abandon the Underwritten Takedown and, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of Section 2.1.5(b) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this Section 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.1.7.

2.1.8 Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

2.1.9 Underwritten Takedowns effected pursuant to this Section 2.1 shall be counted as Demand Registrations effected pursuant to Section 2.2.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time, subject to compliance by the Investors with Section 3.4, and provided that there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, Investors who hold a majority of the Registrable Securities held by all Investors may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration.” Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within twenty (20) calendar days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated pursuant to this Agreement to effect more than one (1) Demand Registration during any six-month period or any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the

Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling stockholders of an amount at least equal to the Minimum Amount.

2.2.4 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, whereby upon receiving such notice the Company shall have a right to abandon the Demand Registration and, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of Section 2.2.1 unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.2.4, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.2.4.

2.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters for an underwritten offering conducted pursuant to this Agreement advise the Company and the Investors requesting to include Registrable Securities in such underwritten offering in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Investors have requested to include in such underwritten offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other equityholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities requested to be included by Investors pursuant to this Agreement (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the securities of the Company that the Company desires to sell for its own account; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, other than pursuant to the Subscription Agreements, as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.4 Piggy-Back Registration.

2.4.1 Piggy-Back Rights. If at any time, subject to compliance by the Investors with Section 3.4, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for equityholders of the Company for their account, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, or (v) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than five (5) calendar days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within three (3) calendar days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.4.2 Reduction of Piggy-Back Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities that have requested to participate in such Piggy-Back Registration in writing that the dollar amount or number of securities of the Company which the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.4, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(i) If the registration is undertaken for the Company’s account: (A) first, the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons, other than pursuant to this Agreement, and that can be sold without exceeding the Maximum Number of Shares;

(ii) If the registration is undertaken as a demand pursuant to contractual rights with the Company, other than this Agreement, (A) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the securities of the Company for the account of any other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, other than this Agreement, that can be sold without exceeding the Maximum Number of Shares.

2.4.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a

Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown, or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) calendar days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration (whether under this Agreement) to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Board”), it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than three (3) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within three (3) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, excluding documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

3.1.7 Comfort Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and, if addressed to the participating holders, reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to Block Trades.

3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and, if addressed to the participating holders, reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Block Trades.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company (if different from the principal financial officer) and all other officers and members of the management of the Company shall reasonably cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) which exceeds $50,000,000, the Company shall use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.14 Listing. The Company shall use commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of written notice from the Company that a Registration Statement or prospectus contains a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than one hundred and twenty (120) calendar days in any consecutive 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Investors of the expiration of any period during which it exercised its rights under this Section 3.2.

3.3 Registration Expenses. Subject to Section 2.1.7 and Section 2.2.4, the Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.5, any Block Trade pursuant to Section 2.1.6 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.4.1, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.14; (vii) Financial Industry Regulatory Authority, Inc. fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration (including the expenses or costs associated with any opinions or comfort letters requested pursuant to Sections 3.1.7 and 3.1.8); and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration not to exceed $75,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall promptly provide such information and affidavits as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

3.5 Other Obligations. At any time and from time to time in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause clause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and/or 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above in Section 4.4.1, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants that it shall (i) file (or obtain extensions in respect thereof and file within the applicable grace period) any reports required to be filed by it after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish such Holders with true and complete copies of all such filings (which shall include providing notice that such filings are available on the SEC’s website at www.sec.gov or the Company’s website within two days of such filing), and (ii) take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement of a duly authorized officer as to whether the Company has complied with such information requirements, and, if not, the specific reasons for non-compliance.

6. MISCELLANEOUS.

6.1 Other Registration Rights and Arrangements. Other than with respect to the Subscription Agreements, the Company represents and warrants that no person, other than a holder of the Registrable Securities has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. For the avoidance of doubt, the Subscription Agreements shall not be deemed inconsistent with or to violate this Agreement.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated, in whole or in part, by such holder of Registrable Securities in conjunction with and to the extent of any transfer of any Registrable Security by any such holder to a Permitted Transferee(s). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2. The rights of a holder of Registrable Securities under this Agreement may be transferred, in whole or in part, by such a holder to a Permitted Transferee who acquires or holds any Registrable Security; provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) Business Days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the Permitted Transferee, and the number of Registrable Securities so transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement.

6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.4 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which there shall be no Registrable Securities outstanding; provided that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the date that such Investor no longer holds Registrable Securities.

6.5 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company:

[                ]

[                ]

[                ]

Attn: [________]

Email: [________]

Fax: [________]

with a copy to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025

Attention: Matthew Gemello

  Albert Vanderlaan

E-mail: mgemello@orrick.com

 avanderlaan@orrick.com

If to an Original Investor:

c/o Leo Investors III LP

21 Grosvenor Place

London SW1X 7HF

United Kingdom

Attention: Simon Brown

E-mail: brown@leo.holdings

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue New York,

New York 10022

Attn:   Christian O. Nagler

    Brooks W. Antweill

Email: cnagler@kirkland.com

    brooks.antweil@kirkland.com

Fax:     (212) 446-4900

and:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attn:    Damon R. Fisher, P.C.

Jennifer Yapp

Email: dfisher@kirkland.com

jennifer.yapp@kirkland.com

Fax:     (310) 552-5900

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

6.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

6.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, including without limitation, the Prior Agreement. Each party acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto).

6.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

6.10 Consent to Jurisdiction; Etc.. Each party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6.10 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereby waives, and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6.10 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

6.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM

RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY: LOCAL BOUNTI CORPORATION

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

NEW INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

ORIGINAL INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT A

Joinder

This Joinder (“Joinder”) is executed on ________, 20__, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement dated as of [•], 2021 (the “Agreement”), by and among Local Bounti Corporation, a Delaware corporation (formerly known as Leo Holdings III Corp, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	COMPANY

By:	By:

Address:

SCHEDULE A

ORIGINAL INVESTORS:

•	Leo Investors III LP

•	Lori Bush

•	Mark Masinter

•	Mary E. Minnick

•	Scott Flanders

•	Imran Khan

•	Scott McNealy

NEW INVESTORS:

•	Wheat Wind Farms, LLC

•	McLeod Management Co., LLC

•	Live Oak Ventures, LLC

•	Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

•	Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1986McLeod Management Co., LLC

•	Craig Hurlbert

•	Travis Joyner

•	Pam Brewster

•	Mark Nelson

•	Kathleen Valiasek

Annex H

FORM OF SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of June 17, 2021, by and between Leo Holdings III Corp, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance the Merger Agreement (as defined below), “Parent”), and the undersigned stockholder of the Company (the “Company Stockholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Longleaf Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Longleaf Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”) and Local Bounti Corporation, a Delaware corporation (the “Company”), Merger Sub I shall merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company being the surviving corporation in the Merger (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with and into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II being the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, as of the date hereof, the Company Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and/or other Equity Interests of the Company set forth on Schedule 1 attached hereto (the “Equity Securities”), such Equity Interests represent a substantial interest in the Company, and accordingly, the Company Stockholder has acquired confidential and proprietary information relating to the business and operations of the Group Companies.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Voting; Waiver of Appraisal Rights. The Company Stockholder agrees as follows: (a) the Company Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any other transaction contemplated by the Merger Agreement that the Company Stockholder may have (under Section 262 of DGCL or otherwise) by virtue of, or with respect to, any outstanding Company Common Stock owned of record or beneficially by the Company Stockholder; (b) the Company Stockholder will, with respect to all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof), vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; (c) prior to the Effective Time, the Company Stockholder will execute and deliver a Letter of Transmittal for all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof); and (d) the Company Stockholder will cooperate with Parent in taking such actions as are reasonably necessary and requested by Parent to consummate the transactions contemplated by the Merger Agreement.

2.    Representations and Warranties of the Company Stockholder.

(a)    The Company Stockholder hereby represents and warrants to Parent that the Equity Securities held by the Company Stockholder constitute all of the shares of Company Common Stock and other Equity Interests of the Group Companies owned of record or beneficially by the Company Stockholder as of the date hereof. The Company Stockholder has good and valid title to such Equity Securities and as of the Effective Time will have good and valid title to such Equity Securities free and clear of all Liens (other than transfer restrictions under applicable securities Laws and other restrictions as set forth in the Stockholder Agreements).

(b)    (A) The Company Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has all requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, (B) the execution, delivery and performance by the Company Stockholder of this Agreement and the Ancillary Agreements to which it is a party, and its obligations hereunder and thereunder have been duly and validly authorized by the Company Stockholder and no other act or proceeding on the part of the Company Stockholder is necessary to authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, (C) this Agreement has been, and the Ancillary Agreements to which the Company Stockholder is or will be a party as of the Closing Date shall be, duly executed and delivered by the Company Stockholder and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes a valid and binding obligation of the Company Stockholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies, and (D) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any material breach of any provision of the Governing Documents of the Company Stockholder, (ii) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Stockholder, or (iii) violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses (ii) and (iii), for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

3.    Merger Agreement Obligations. Except pursuant to the Company Stockholder’s Letter of Transmittal delivered in accordance with the Merger Agreement in accordance with the terms of the Merger Agreement, the Company Stockholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien, hypothecation or similar disposition of (by operation of law or otherwise), any of the Equity Securities, (ii) deposit any of the Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 3. The Company Stockholder hereby agrees to be bound by the terms and conditions set forth in Article 2 (Merger Consideration; Effects of the Merger), Section 5.5 (Public Announcements), Section 5.18(a) (Exclusivity), Section 5.23 (Transfers of Ownership), Section 9.19 (Non-Survival), Section 9.20 (Trust Account Waiver) and, to the extent applicable to any of the foregoing, the remaining provisions of Article IX (Miscellaneous) of the Merger Agreement fully and to the same extent as if the Company Stockholder was a party and signatory to such provisions of the Merger Agreement.

4.    General Waiver and Release.

(a)    As partial consideration for the right to participate in the First Merger as a Company Stockholder (as defined in the Merger Agreement) and receive Merger Consideration, the Company Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, equityholders, partners, trustees, successors, assigns and controlled Affiliates, as applicable (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Group Companies and their respective Affiliates (including Parent and the Surviving Company, after the Closing), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Company Released Parties”), from any and all claims, obligations, liabilities, charges, demands and causes of action of every kind and character, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, which any Releasor now has, ever had or may have against or with the Company Released Parties, or any of them, in any capacity, whether directly or derivatively through another Person, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing, relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies and agrees not to bring or threaten to bring or otherwise join in any Action against the Company Released Parties, or any of them, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies; provided, however, that to the extent applicable to each Releasor, the claims, obligations, liabilities, charges, demands and causes of action released pursuant to this Section 4(a) (collectively, the “Released Claims”) does not apply to the following: (i) regular salary and vacation that is accrued and earned but unpaid by any Group Company at the Closing; (ii) any unreimbursed travel or other expenses and advances that are reimbursable under the current policies of the Group Companies; (iii) any benefits that are accrued, vested and earned but unpaid at the Closing under any employee benefit plan of the Group Companies or any rights under health insurance plans or retirement plans sponsored by any Group Company; (iv) any rights to indemnification, exculpation and/or advancement of expenses pursuant to the Governing Documents of any Group Company, indemnification agreements with any Group Company or any directors’ and officers’ liability insurance policies with respect to actions taken or not taken by such Releasor in his or her capacity as an officer or director of a Group Company; or (v) any rights of the Releasors under this Agreement, the Merger Agreement and Ancillary Agreements. Without limiting the foregoing, the Company Stockholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 4(a) include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands and causes of action of every kind and character that would otherwise come within the scope of the Released Claims and the Company Stockholder, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous Law of any other jurisdiction), which reads as follows (“Section 1542”):

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

The Company Stockholder, on behalf of itself and each Releasor, understands that Section 1542, or an analogous Law of any other jurisdiction, gives the Company Stockholder the right not to release existing claims of which the Company Stockholder is not aware, unless the Company Stockholder voluntarily chooses to waive this right. Having been so apprised, the Company Stockholder, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other analogous Law, and elects to assume all risks for claims that exist or existed in his, her or its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 4, in each case, effective at the Closing (except to the extent of any claims which are specifically excluded from Released Claims as set forth in Section 4(a) above). The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 4 and that, without such waiver, Parent would not have agreed to the terms of this Agreement.

5.    Covenants.

(a)    Nondisclosure.

(i)    The Company Stockholder hereby covenants and agrees not to, and to cause the Company Stockholder’s Affiliates not to, at any time (a) retain or use for the benefit, purposes or account of the Company Stockholder or any other Person (other than the Group Companies), or (b) other than to the Company Stockholder’s legal and financial advisors who agree to maintain the confidentiality of such information, disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside of Parent or the Group Companies, any Confidential Information.

(ii)    “Confidential Information” means all information (regardless of whether specifically identified as confidential), in any form or medium that relates to the business, products, operations, financial condition, services, research or development of the Group Companies or their respective customers, vendors, suppliers, independent contractors or other business relations, including: (a) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Group Companies and their respective customers and confidential information; (c) industry research compiled by, or on behalf of, the Group Companies, including identities of potential target companies, management teams and transaction sources identified by, or on behalf of, the Group Companies; (d) compilations of data and analyses, processes, methods, track and performance records, data and databases relating thereto; (e) personally identifiable information of the Group Companies’ customers; and (f) information related to the Group Companies’ Intellectual Property and updates of any of the foregoing; provided, however, that “Confidential Information” shall not include any information that (A) is or becomes generally available to the public other than as a result of the Company Stockholder’s or the Company Stockholder’s Affiliates’ acts or omissions in violation of its, his or her confidentiality obligations with respect to such information or (B) becomes available to the Company Stockholder on a non-confidential basis from a source other than the Group Companies or any of the equityholders of the Company as of the Closing, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Group Companies or any other party with respect to such information.

(iii)    Except as required by Law, the Company Stockholder hereby covenants and agrees not to disclose to any Person, other than legal and financial advisers (or the Company Stockholder’s immediate family, if applicable) the existence or contents of this Agreement; provided that the Company Stockholder may disclose to any prospective future employer of the Company Stockholder the provisions of this Agreement but only if such prospective employer agrees to maintain the confidentiality of such terms.

(iv)    Without limitation of Section 6(l), if the Company Stockholder breaches this Section 5(a), Parent and the Group Companies shall have the right and remedy, in addition to any other remedies they may have at law or in equity, to have this Section 5(a) specifically enforced by any court of competent jurisdiction (without posting any bond or deposit), it being agreed that any breach of this Section 5(a) would cause irreparable injury to the Group Companies and Parent and that money damages would not provide an adequate remedy to the Group Companies.

(b)    Further Assurances. From time to time and without additional consideration, the Company Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement or the Merger Agreement.

(c)    Acknowledgment. THE COMPANY STOCKHOLDER ACKNOWLEDGES AND AGREES THAT THE COMPANY STOCKHOLDER IS ENTERING INTO THIS AGREEMENT ON THE COMPANY STOCKHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE

COMPANY STOCKHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE COMPANY STOCKHOLDER HAS BEEN ADVISED BY PARENT TO CONSULT WITH COUNSEL OF THE COMPANY STOCKHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE COMPANY STOCKHOLDER’S COVENANTS HEREUNDER, THE COMPANY STOCKHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE COMPANY STOCKHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE COMPANY STOCKHOLDER UNDERSTANDS THAT PARENT HAS BEEN ADVISED BY COUNSEL, AND THE COMPANY STOCKHOLDER HAS READ THIS AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE COMPANY STOCKHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE COMPANY STOCKHOLDER AND PARENT AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(d)    Consent to Terminate Certain Agreements. The Company Stockholder hereby consents to the termination, contingent upon and effective as of the Closing, of the Company Affiliate Agreements and the Stockholder Agreements to which it is a party in accordance with Section 5.13 of the Merger Agreement (other than any Contracts set forth on Schedule 5.13 to the Merger Agreement and any indemnification agreements between any Indemnified Person and any Group Company); provided that, to the extent that the Company Stockholder is a party to any such terminated agreements, notwithstanding the termination of such terminated agreements, the Company Stockholder hereby acknowledges and agrees that any undertakings by the Company Stockholder therein to keep confidential, or not to disclose or use, confidential information of the Group Companies (as may be further defined in such terminated agreement) shall survive such termination for a period of five (5) years following the Effective Time. The Company Stockholder hereby irrevocably and unconditionally waives any rights to notice contained in any such terminated agreements, any Governing Documents of the Company or otherwise with respect to the Merger or any of the other transactions contemplated by the Merger Agreement.

(e)    DGCL Section 204 Claims. The Company Stockholder (i) acknowledges and agrees that the Company shall file, on or prior to the Closing, a certificate of validation (the “Certificate of Validation”) with the Secretary of State of the State of Delaware to ratify the increase in the number of authorized shares and the issuance of the Company Restricted Stock in the form made available to the Company Stockholder as of the date hereof (the “Ratification”), and (ii) hereby irrevocably and unconditionally waives any rights that the Company Stockholder may have with respect to the Ratification (under Section 204 or 205 of DGCL or otherwise), including any right to bring any claim that any defective corporate act or putative stock ratified by virtue of the Ratification is void or voidable due to the failure of authorization, or that the Court of Chancery should declare in its discretion that the Ratification not be effective or be effective only on certain conditions, and (iii) shall vote in favor of the Ratification, including to ratify the defective acts set forth in the resolutions attached to the Certificate of Validation, and not withdraw or rescind such vote or otherwise take action to make such vote ineffective, and shall take such actions as may be reasonably requested by Parent to effectuate the Ratification.

6.    General Provisions.

(a)    Amendment. This Agreement may not be amended except by an instrument signed by Parent and the Company Stockholder.

(b)    Termination. This Agreement shall terminate upon the termination of the Merger Agreement prior to the consummation of the Mergers.

(c)    Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i)	if to Parent:

Leo Holdings III Corp
21 Grosvenor Pl
London SW1X 7HF, United Kingdom
	Attention:	Lyndon Lea
Robert Darwent
Edward Forst
	E-mail:	lea@leo.holdings
darwent@leo.holdings
forst@leo.holdings

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP
2049 Century Park East, 37th Floor
Los Angeles, CA 90067
	Attention:	Damon Fisher, P.C.
Christian O. Nagler
Brooks W. Antweil
Jennifer Yapp
	E-mail:	damon.fisher@kirkland.com
christian.nagler@kirkland.com
brooks.antweil@kirkland.com
jennifer.yapp@kirkland.com

(ii)	if to the Company Stockholder:

At the address provided in the Company Stockholder’s signature page hereto.
with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Rd.
Menlo Park, CA 94025
	Attention:	Matthew Gemello
Albert Vanderlaan
	Email:	mgemello@orrick.com
avanderlaan@orrick.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

(d)    Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms

“hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), and (viii) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof, and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified.

(e)    Section Headings; Defined Terms. The Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(f)    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(g)    Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement, the Letter of Transmittal executed by the Company Stockholder and the provisions of the Merger Agreement referenced in Section 3 herein to which the Company Stockholder has expressly agreed to be bound constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both oral and written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company Released Parties are express third party beneficiaries of this Agreement. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Stockholder’s ownership of any direct or indirect Equity Interests of the Group Companies or any provision of services to the Group Companies.

(h)    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(i)    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto; provided, that Parent shall be permitted, without the consent of the Company Stockholder, to make an assignment of any or all of its rights and interests hereunder to the Company or any of its Subsidiaries following the Closing. Any purported assignment in violation of this Section 6(i) shall be null and void ab initio.

(j)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

(k)    Consent to Jurisdiction, Etc. Each party hereto hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6(k) is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6(k) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(l)    Specific Performance. The Company Stockholder agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Company Stockholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Company Stockholder acknowledges and agrees that Parent shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, Parent would not have entered into this Agreement. The Company Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Parent has an adequate monetary or other remedy at law. The Company Stockholder acknowledges and agrees that if Parent seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, Parent shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent and the Company Stockholder have caused this Support Agreement to be executed as of the date first written above.

Parent:

LEO HOLDINGS III CORP

By:
Name:
Title:

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

[NAME]

///

[NAME]

By:
Name:
Title:

ADDRESS:
[ ]
[ ]
[ ]
Attention: [ ]
Facsimile: [ ]
Email: [ ]

Signature Page to Support Agreement

Schedule 1

Equity Securities

Company Stockholder	Class, Number and Type of Equity Interests
[●]	[●]

Annex I

FORM OF LOCK-UP AGREEMENT

This lock-up agreement (this “Agreement”) is dated as of [                    ], 2021 by and between Local Bounti Corporation, a Delaware corporation and successor to Leo Holdings III Corp, a Cayman Islands exempted company (including any of its successors or assigns, “PubCo”), and the undersigned stockholder (the “Holder”). Each of PubCo and the Holder may be referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, PubCo entered into an Agreement and Plan of Merger with Local Bounti Corporation, a Delaware corporation (the “Company”), Longleaf Merger Sub, Inc., a Delaware corporation (“First Merger Sub”) and Longleaf Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), dated as of June 17, 2021 (as amended or modified from time to time in accordance with the terms of such agreement, the “Merger Agreement”), pursuant to which, among other things, on the date hereof, First Merger Sub merged with and into the Company, with the Company surviving as a subsidiary of PubCo (the “First Merger”), and immediately following the consummation of the First Merger, the Company merged with and into Second Merger Sub, with Second Merger Sub being the surviving entity;

WHEREAS, as a result of the consummation of the transactions contemplated by the Merger Agreement, among other things, the Holder has received Lock-Up Shares (as defined below); and

WHEREAS, the Parties desire to set forth their agreement with respect to certain matters, in each case, in accordance with the terms and conditions of this Agreement with respect to the Lock-Up Shares received by the Holder under the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

LOCK-UP

Section 1.1    Lock-Up.

(a)    The Holder shall not Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by the Holder during the Lock-Up Period; provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 1.2. The “Lock-Up Period” shall be the period commencing on the date hereof and ending on the date that is the one hundred and eightieth (180th) day anniversary of the date hereof. The term “Lock-Up Shares” means, collectively, (i) the Common Stock held by the Holder as of the date hereof and (ii) any Equity Securities of PubCo that would be considered to be “Lock-Up Shares” pursuant to Section 2.9.

(b)    During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.

(c)    The Holder acknowledges and agrees that, notwithstanding anything to the contrary herein, shares of Common Stock Beneficially Owned by the Holder shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.

Section 1.2    Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, the Holder may Transfer, without the consent of PubCo, any of its Lock-Up Shares to (a) any of its Permitted Transferees, upon written notice to PubCo or (b) (i) a bona fide charitable organization, upon written notice to PubCo; (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of an individual, pursuant to a qualified domestic relations order; (iv) in the case of an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (v) pursuant to transactions of PubCo Shares or other securities convertible into or exercisable or exchangeable for PubCo Shares acquired in open market transactions after the Closing; (vi) pursuant to the exercise of any options or warrants to purchase PubCo Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); (vii) Transfers to PubCo to satisfy tax withholding obligations pursuant to PubCo’s equity incentive plans or arrangements, but only to the extent permitted pursuant to the terms of PubCo’s equity incentive plans; (viii) Transfers to PubCo pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by PubCo or the Company or forfeiture of the Holder’s shares in PubCo or the Company or other securities convertible into or exercisable or exchangeable for shares in PubCo or the Company in connection with the termination of the Holder’s service to PubCo or the Company; (ix) pursuant to the entry, by the Holder, at any time after the Closing, into any trading plan providing for the sale of PubCo Shares by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any PubCo Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; (x) Transfers of PubCo Shares acquired by the Holder in the PIPE Financing; (xi) pursuant to transactions solely to satisfy any U.S. federal, state, or local income tax obligations of the Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Transactions from qualifying as a “reorganization” pursuant to Section 368 or Section 351 of the Code (and the Transactions do not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes) solely to the extent that such income tax obligations are actually due and required to be paid prior to the expiration of the Lock-Up Period; and (xii) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the date hereof; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (b) above, (x) the restrictions and obligations contained in Section 1.1 and this Section 1.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Agreement. Any Transferee of Lock-Up Shares who is a Permitted Transferee of the Transferor or a Transferee pursuant to clause (b) above pursuant to this Section 1.2 shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering a joinder in the form attached to this Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Agreement. To the extent a Transfer of Lock-Up Shares is made during the Lock-Up Period with the prior consent of PubCo, such consent shall also apply to a proportionate number of (i) Lock-Up Shares or other securities of PubCo owned by Holders party to a Lock-Up Agreement entered into in connection with the Merger Agreement and (ii) shares of PubCo subject to the Lock-Up (as defined in the Letter Agreement, dated February 25, 2021 by and among PubCo (f/k/a Leo Holdings III Corp), Parent Sponsor and the other parties thereto).

Section 1.3    Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall have the meaning set forth in the Merger Agreement; provided that no Party shall be deemed an Affiliate of PubCo or any of its Subsidiaries for purposes of this Agreement.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, that, a Transfer with respect to any Equity Securities shall, for purposes of this Agreement, mean that the Transferor no longer Beneficially Owns such Equity Securities (except, for the avoidance of doubt, for any Transfer to Permitted Transferees or with respect to pledges or encumbrances which do not Transfer economic risk). “Beneficially Owns,” “Beneficially Owned,” and “Beneficial Ownership” shall have correlative meanings.

“Certificate of Incorporation” means the certificate of incorporation of PubCo, as in effect on the date hereof, and as the same may be amended from time to time.

“Common Stock” means, as applicable, (a) the common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the common stock of PubCo or into which the common stock of PubCo is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event, in each case, including any shares of Common Stock issuable upon the exercise of any warrant or other right to acquire shares of the Common Stock and.

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“Family Member” means with respect to any Person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.

“Permitted Transferee” means with respect to any Person, (a) any Family Member of such Person and (b) any Affiliate of such Person (including any partner, limited partner, stockholder, shareholder, member controlling or under common control with such Member and Affiliated investment fund or vehicle) of such Person, but excluding any Affiliate under this clause (b) who operates or engages in a business which competes with the business of PubCo or its subsidiaries and any portfolio company.

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition (whether by operation of law or otherwise), contract or legally binding agreement to undertake any of the foregoing, by the Transferor and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), contracts or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

ARTICLE II

MISCELLANEOUS

Section 2.1    Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to PubCo, to:

[                    ]

[                    ]

Attention: [                    ]

E-mail: [                    ]

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025

Attention:              Matthew Gemello

                    Albert Vanderlaan

E-mail:                   mgemello@orrick.com

                     avanderlaan@orrick.com

if to the Holder, to the address set forth on the signature page of the Holder hereto.

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 2.2    Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a)    Except as otherwise permitted hereunder, the Holder may not assign such Holder’s rights or obligations under this Agreement, in whole or in part, without the prior written consent of PubCo. Any such assignee may not again assign those rights, other than in accordance with this Section 2.2(a). Any attempted assignment of rights or obligations in violation of this Section 2.2(a) shall be null and void.

(b)    All of the terms and provisions of this Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms hereof.

(c)    Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

Section 2.3    Termination. The Holder’s obligations under this Agreement shall terminate concurrently with the termination of the Lock-Up Period.

Section 2.4    Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions hereof, to the extent permitted by Law, shall remain in full force and effect.

Section 2.5    Entire Agreement; Amendments; No Waiver.

(a)    This Agreement, together with Exhibit A to this Agreement, the Merger Agreement, and all other Ancillary Agreements (as such term is defined in the Merger Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Agreement and therein.

(b)    No provision of this Agreement may be amended or modified in whole or in part at any time without the express written consent of PubCo; provided that any such amendment or modification that would be materially adverse in any respect to the Holder shall require the prior written consent of the Holder; provided, further, that a provision that has terminated with respect to a Party shall not require any consent of such Party with respect to amending or modifying such provision.

(c)    No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 2.6    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 2.7    Governing Law; Consent to Jurisdiction, etc. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies. Each Party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 2.7 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 2.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH

THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 2.8    Specific Performance. Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.

Section 2.9    Subsequent Acquisition of Shares. Any Equity Securities of PubCo or the Company acquired by issuance from the PubCo or the Company subsequent to the date hereof and prior to the expiration of the Lock-Up Period by the Holder shall be subject to the terms and conditions of this Agreement and such shares shall be considered to be “Lock-Up Shares” as such term is used in this Agreement. For the avoidance of doubt, this provision shall not apply to any Equity Securities of PubCo or the Company acquired in the open market or in the PIPE Financing.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, PubCo and the Holder have duly executed this Agreement as of the date first written above.

PUBCO:

LOCAL BOUNTI CORPORATION

By:

Name:
Title:

HOLDER

Name:

Address:
[ ]
[ ]
[ ]
Email: [ ]

[Signature Page - Lock-Up Agreement]

Exhibit A

Form of Joinder

This Joinder (this “Joinder”) to the Lock-Up Agreement (each as defined below), made as of             , is between             (“Transferor”) and             (“Transferee”).

WHEREAS, as of the date hereof, Transferee is acquiring      Equity Securities (the “Acquired Interests”) from Transferor;

WHEREAS, Transferor is a party to that certain Lock-Up Agreement, dated as of [____], 2021, by and between Local Bounti Corporation (“PubCo”) and Transferor (the “Lock-Up Agreement”); and

WHEREAS, Transferee is required, at the time of and as a condition to such Transfer, to become a party to the Lock-Up Agreement by executing and delivering this Joinder, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the Lock-Up Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1    Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Lock-Up Agreement.

Section 1.2    Acquisition. The Transferor hereby Transfers to the Transferee all of the Acquired Interests.

Section 1.3    Joinder. Transferee hereby acknowledges and agrees that (a) such Transferee has received and read the Lock-Up Agreement, (b) such Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Lock-Up Agreement, and (c) such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the Lock-Up Agreement.

Section 1.4    Notice. Any notice, request, demand, waiver or other communications under the Lock-Up Agreement to Transferee shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 2.1 of the Lock-Up Agreement.

Section 1.5    Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

Section 1.6    Counterparts. This Joinder may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

[TRANSFEROR]

By:

Name:

Title:

[TRANSFEREE]

By:

Name:

Title:

Address for notices:

[Signature Page to Joinder]

Annex J

LOCAL BOUNTI CORPORATION

2021 EQUITY INCENTIVE PLAN

1.    Purposes of the Plan. The purposes of this Plan are (a) to attract and retain the best available personnel to ensure the Company’s success and accomplish the Company’s goals; (b) to incentivize Employees, Directors and Independent Contractors with long-term equity-based compensation to align their interests with the Company’s stockholders; and (c) to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights and Stock Bonuses.

2.    Definitions. As used herein, the following definitions will apply:

(a)    “Administrator” means the Board or the Committee that will be administering the Plan, in accordance with Section 4 of the Plan.

(b)    “Affiliate” means a Parent, a Subsidiary or any corporation or other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

(c)    “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Awards are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Affiliate, as such laws, rules and regulations shall be in effect from time to time.

(d)    “Award” means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights or Stock Bonuses.

(e)    “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f)    “Board” means the Board of Directors of the Company.

(g)    “Cause” means, with respect to the termination of a Participant’s status as a Service Provider, except as otherwise defined in an Award Agreement, (i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate of the Company and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import) or where it only applies upon the occurrence of a change in control and one has not yet taken place): (A) any material breach by Participant of any material written agreement between Participant and the Company; (B) any failure by Participant to comply with the Company’s material written policies or rules as they may be in effect from time to time; (C) neglect or persistent unsatisfactory performance of Participant’s duties; (D) Participant’s repeated failure to follow reasonable and lawful instructions from the Board or Chief Executive Officer; (E) Participant’s indictment for, conviction of, or plea of guilty or nolo contendere to, any felony or crime that results in, or is reasonably expected to result in, a material adverse effect on the business or reputation of the Company; (F) Participant’s commission of or participation in an act of fraud against the Company; (G) Participant’s commission of or participation in an act that results in material damage to the Company’s business, property or reputation; or (H) Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. For purposes of clarity, a termination without “Cause” does not include any termination that occurs solely as a result of Participant’s death or Disability. The determination as to whether a Participant’s status as a Service Provider for purposes of the Plan has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability (or that of any Affiliate or any successor thereto, as appropriate) to terminate a Participant’s employment or consulting relationship at any time, subject to Applicable Laws.

(h)    “Change in Control” except as may otherwise be provided in an Award Agreement or other applicable agreement, means the occurrence of any of the following:

(i)    The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company’s stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or reorganization;

(ii)    The consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets (other than (A) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (B) to a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company or (C) to a continuing or surviving entity described in Section 2(h)(i) above in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(h)(i));

(iii)    A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv)    The consummation of any transaction as a result of which any Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Section 2(h), the term “Person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(A)    a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate;

(B)    a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company;

(C)    the Company; and

(D)    a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(i)    “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j)    “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(k)    “Common Stock” means the common stock of the Company.

(l)    “Company” means Local Bounti Corporation, a Delaware corporation, or any successor thereto.

(m)    “Determination Date” means any time when the achievement of the Performance Goals associated with the applicable Performance Period remains substantially uncertain; provided, however, that without limiting the foregoing, that if the Determination Date occurs on or before the date on which 25% of the Performance Period has elapsed, the achievement of such Performance Goals shall be deemed to be substantially uncertain.

(n)    “Director” means a member of the Board.

(o)    “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code in the case of Incentive Stock Options, and for all other Awards, means as determined pursuant to the terms of the long-term disability plan maintained by the Company or, if there is none, as defined by the Social Security Administration; provided however, that if the Participant resides outside of the United States, “Disability” shall have such meaning as is required by Applicable Laws.

(p)    “Effective Date” means [●], 2021.

(q)    “Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(r)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s)    “Exchange Program” means a program under which outstanding Awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for (i) Awards with a lower exercise price, (ii) a different type of Award or awards under a different equity incentive plan, (iii) cash, or (iv) a combination of (i), (ii) and/or (iii). Notwithstanding the preceding, the term Exchange Program does not include (A) any action described in Section 15 of the Plan or any action taken in connection with a Change in Control transaction nor (B) any transfer or other disposition permitted under Section 14 of the Plan. For the purpose of clarity, each of the actions described in the prior sentence (none of which constitutes an Exchange Program) may be undertaken or authorized by the Administrator in its sole discretion without approval by the Company’s stockholders.

(t)    “Fair Market Value” means, as of any date, the value of a Share of Common Stock determined as follows:

(i)    If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the mean between the high bid and low ask prices for the Common Stock on the day of determination, as reported in such source as the Administrator deems reliable; or

(iii)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator in compliance with Applicable Laws and in a manner that complies with Section 409A of the Code.

(u)    “Fiscal Year” means the fiscal year of the Company.

(v)    “Incentive Stock Option” means an Option that by its terms qualifies and is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w)    “Independent Contractor” means any person, including an advisor, consultant or agent, engaged by the Company or any Affiliate to render services to such entity or who renders, or has rendered, services to the Company or any Affiliate and is compensated for such services.

(x)    “Inside Director” means a Director who is an Employee.

(y)    “Insider” means an Officer or Director or any other person whose transactions in Common Stock are subject to Section 16 of the Exchange Act.

(z)    “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(aa)    “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb)    “Option” means a stock option granted pursuant to the Plan.

(cc)    “Outside Director” means a Director who is not an Employee.

(dd)    “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(ee)    “Participant” means the holder of an outstanding Award.

(ff)    “Performance Goal” means a formula or standard determined by the Administrator with respect to each Performance Period based on one or more of the following criteria and any adjustment(s) thereto established by the Administrator: (i) sales or non-sales revenue; (ii) return on revenue; (iii) operating income;

(iv) income or earnings including operating income; (v) income or earnings before or after taxes, interest, depreciation and/or amortization; (vi) income or earnings from continuing operations; (vii) net income; (viii) pre-tax income or after-tax income; (ix) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (x) raising of financing or fundraising; (xi) project financing; (xii) revenue or revenue backlog; (xiii) gross margin; (xiv) operating margin or profit margin; (xv) capital expenditures, cost targets, reductions and savings and expense management; (xvi) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (xvii) cash flow, operating cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xviii) performance warranty and/or guarantee claims; (xix) stock price or total stockholder return; (xx) earnings or book value per share (basic or diluted); (xxi) economic value created; (xxii) pre-tax profit or after-tax profit; (xxiii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (xxiv) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (xxv) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management or completion of critical staff training initiatives; (xxvi) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; and (xxvii) enterprise resource planning. Awards issued to Participants may take into account other criteria (including subjective criteria). Performance Goals may differ from Participant to Participant, Performance Period to Performance Period and from Award to Award. Any criteria used may be measured, as applicable, (A) in absolute terms, (B) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to the Company), (C) on a per share and/or share per capita basis, (D) against the performance of the Company as a whole or against any Affiliate(s), particular segment(s), business unit(s) or product(s) of the Company or individual project company, (E) on a pre-tax or after-tax basis, (F) on a GAAP or non-GAAP basis, and/or (G) using an actual foreign exchange rate or on a foreign exchange neutral basis.

(gg)    “Performance Period” means the time period during which the Performance Goals or other vesting provisions must be satisfied for Awards. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

(hh)    “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock is subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ii)    “Plan” means this 2021 Equity Incentive Plan.

(jj)    “Prior Plan” means the Company’s 2020 Equity Incentive Plan.

(kk)    “Restricted Stock” means Shares issued pursuant to a Restricted Stock Award under Section 7 of the Plan.

(ll)    “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8 of the Plan. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(mm)    “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn)    “Section 16(b)” means Section 16(b) of the Exchange Act.

(oo)    “Section 409A of the Code” means Section 409A of the Code and any final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(pp)    “Service Provider” means an Employee, Director or Independent Contractor.

(qq)    “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(rr)    “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 9 of the Plan is designated as a Stock Appreciation Right.

(ss)    “Stock Bonus” means an Award granted pursuant to Section 10 of the Plan.

(tt)    “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(uu)    “Tax-Related Items” means any or all applicable national, local or other income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefits tax, payment on account, withholding, required deductions or payments or other tax-related items.

3.    Stock Subject to the Plan.

(a)    Stock Subject to the Plan. Subject to the provisions of Sections 3(b) and 15 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is [            ]2 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, subject to the provisions of Section 15 below, in no event shall the maximum aggregate number of Shares that may be issued under the Plan pursuant to Incentive Stock Options exceed the number set forth in this Section 3(a) plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any Shares that again become available for issuance pursuant to Sections 3(b) and 3(c).

(b)    Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan (the “Share Reserve”) will be automatically increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year and ending on (and including) the first day of the 2031 Fiscal Year, in an amount equal to four percent (4%) of the outstanding Shares on the last day of the immediately preceding Fiscal Year. Notwithstanding the foregoing, the Board may act on or prior to the first day of a given Fiscal Year to provide that there will be no increase in the Share Reserve for such Fiscal Year or that the increase in the Share Reserve for such Fiscal Year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence.

(c)    Lapsed Awards. To the extent an Award should expire or be forfeited or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an Exchange Program, the

[2]	Number will equal 14% of the aggregate number of shares of common stock issued and outstanding immediately after the Closing (after giving effect to stockholder redemptions, if any).

unissued Shares that were subject thereto shall, unless the Plan shall have been terminated, continue to be available under the Plan for issuance pursuant to future Awards. In addition, any Shares which are retained by the Company upon exercise of an Award in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such Award shall be treated as not issued and shall continue to be available under the Plan for issuance pursuant to future Awards. Shares issued under the Plan and later forfeited to the Company due to the failure to vest or repurchased by the Company at the original purchase price paid to the Company for the Shares (including, without limitation, upon forfeiture to or repurchase by the Company in connection with a Participant ceasing to be a Service Provider) shall again be available for future grant under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan.

(d)    Assumption or Substitution of Awards by the Company. The Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (i) assuming such award under this Plan or (ii) granting an Award under this Plan in substitution of such other company’s award. Such assumption or substitution will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately. In the event the Administrator elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under this Plan shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in any Fiscal Year.

4.    Administration of the Plan.

(a)    Procedure.

(i)    Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)    Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)    Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)    Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:

(i)    to determine the Fair Market Value in accordance with Section 2(u)(iii) of the Plan;

(ii)    to select the Service Providers to whom Awards may be granted hereunder;

(iii)    to determine the number of Shares to be covered by each Award granted hereunder;

(iv)    to approve forms of Award Agreements for use under the Plan;

(v)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder; such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on Performance Goals), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)    to institute and determine the terms and conditions of an Exchange Program; provided however, that the Administrator shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the Company’s stockholders;

(vii)    to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii)    correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(ix)    to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations established for the purpose of satisfying non-U.S. Applicable Laws, for qualifying for favorable tax treatment under applicable non-U.S. Applicable Laws or facilitating compliance with non-U.S. Applicable Laws (sub-plans may be created for any of these purposes);

(x)    to modify or amend each Award (subject to Section 22 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards, to accelerate vesting and to extend the maximum term of an Option (subject to Section 6(b) of the Plan regarding Incentive Stock Options);

(xi)    adjust Performance Goals to take into account changes in Applicable Laws or in accounting or tax rules, or such other extraordinary, unforeseeable, nonrecurring or infrequently occurring events or circumstances as the Administrator deems necessary or appropriate to avoid windfalls or hardships;

(xii)    to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 16 of the Plan;

(xiii)    to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv)    to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

(xv)    to make all other determinations deemed necessary or advisable for administering the Plan.

(c)    Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant to the Company for review. Any Officer of the Company, including but not limited to Insiders, shall have the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant. Only a Committee comprised of two or more “non-employee directors” of the Board (as defined in the regulations promulgated under Section 16 of the Exchange Act) shall have the authority to review and resolve disputes with respect to Awards held by Participants who are Insiders, and such resolution shall be final and binding on the Company and the Participant.

(d)    Delegation. To the extent permitted by Applicable Laws, the Board or Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company who may be (but are not required to

be) Insiders (each, a “Delegate”) to (i) designate Employees who are not Insiders to be recipients of Awards, (ii) determine the number of Shares to be subject to such Awards granted to such designated Employees, and (iii) take any and all actions on behalf of the Board or Committee other than any actions that affect the amount or form of compensation of Insiders or have material tax, accounting, financial, human resource or legal consequences to the Company or its Affiliates; provided, however, that the Board or Committee resolutions regarding any delegation with respect to (i) and (ii) will specify the total number of Shares that may be subject to the Awards granted by such Delegate and that such Delegate may not grant an Award to himself or herself. Any Awards will be granted on the form of Award Agreement most recently approved for use by the Board or Committee, unless otherwise provided in the resolutions approving the delegation authority.

(e)    Administration of Awards Subject to Performance Goals. The Administrator will, in its sole discretion, determine the Performance Goals, if any, applicable to any Award (including any adjustment(s) thereto that will be applied in determining the achievement of such Performance Goals) on or prior to the Determination Date. The Performance Goals may differ from Participant to Participant and from Award to Award. The Administrator shall determine and approve the extent to which such Performance Goals have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned.

(f)    Section 16 of the Exchange Act. Awards granted to Participants who are Insiders must be approved by two or more “non-employee directors” of the Board (as defined in the regulations promulgated under Section 16 of the Exchange Act).

(g)    Limitation of Liability. Each person who is or has been a member of the Administrator and each employee of the Company or an Affiliate who is a Delegate shall be indemnified and held harmless by the Company from and against any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in any such action, suit or proceeding against him or her, provided such loss, cost, liability or expense is not attributable to such person’s willful misconduct. Any person seeking indemnification under this provision shall give the Company prompt notice of any claim and shall give the Company an opportunity, at its own expense, to handle and defend the same before the person undertakes to handle and defend such claim on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled, including under the Company’s Articles of Incorporation or Bylaws, as a matter of Applicable Laws, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

5.    Award Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Bonuses may be granted to Service Providers. Incentive Stock Options may be granted only to Employees. Eligibility for Incentive Stock Options is limited to individuals described in the first sentence of this Section 5 who are Employees of the Company or of a “parent corporation” or “subsidiary corporation” of the Company as those terms are defined in Section 424 of the Code.

6.    Stock Options.

(a)    Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted. With respect to the Administrator’s authority in Section 4(b)(x) of the Plan, if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Administrator, be limited to the earlier of (i) the maximum term of the Option as set by its original terms, or (ii) ten (10) years from the grant date. Unless otherwise determined by the Administrator, any extension of the term of an Option pursuant to this Section 6(a) shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder.

(b)    Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c)    Exercise Price and Other Terms.

(i)    Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(A)    In the case of an Incentive Stock Option

(1)    granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Affiliate, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(2)    granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(B)    In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(C)    Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)    Vesting and Exercisability. At the time an Option is granted, the Administrator will fix the period within which the Option may vest and/or be exercised and will determine any conditions that must be satisfied before the Option may vest and/or be exercised. An Option will vest and/or become exercisable at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If an Option vests and/or becomes exercisable based upon the satisfaction of Performance Goals, then the Administrator will: (A) determine the nature, length and starting date of any Performance Period; (B) select the Performance Goals to be used to measure the performance; and (C) determine what additional conditions, if any, should apply.

(iii)    Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for both types of Options may consist entirely of: (A) cash; (B) check; (C) promissory note, to the extent permitted by Applicable Laws; (D) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (E) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (F) by net exercise; (G) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (H) any combination of the foregoing methods of payment.

(d)    Exercise of Option.

(i)    Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with full payment of any applicable taxes or other amounts required to be withheld or deducted with respect to the Option). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

(ii)    Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s termination as the result of the Participant’s death, Disability or Cause, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)    Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)    Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)    Termination for Cause. If a Participant ceases to be a Service Provider as a result of being terminated for Cause, any outstanding Option (including any vested portion thereof) held by such Participant shall immediately terminate in its entirety upon the Participant being first notified of his or her termination for Cause and the Participant will be prohibited from exercising his or her Option from and after the date of such notification. All the Participant’s rights under any Option, including the right to exercise the Option, may be suspended pending an investigation of whether Participant will be terminated for Cause.

7.    Restricted Stock.

(a)    Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)    Vesting Criteria and Other Terms. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The restrictions will lapse at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If the unvested Shares of Restricted Stock will be earned and the restrictions will lapse upon the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(c)    Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated while they are subject to restrictions.

(d)    Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)    Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)    Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)    Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. All such dividends or other distributions will be subject to the same terms, restrictions and risk of forfeiture as the Shares of Restricted Stock with respect to which the dividends or other distributions accrue and shall not be paid or distributed unless and until such related Shares have vested and been earned.

(h)    Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be cancelled and returned as unissued Shares to the Company and again will become available for grant under the Plan.

8.    Restricted Stock Units.

(a)    Grant of Restricted Stock Units. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions (if any) related to the grant, including the number of Restricted Stock Units.

(b)    Vesting Criteria and Other Terms. The Administrator will set the vesting criteria and other terms of the Restricted Stock Units in its discretion, which, depending on the extent to which the vesting criteria and other terms are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. A Restricted Stock Unit Award will vest at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If Restricted Stock Units vest based upon the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(c)    Earning Restricted Stock Units. Upon meeting the applicable vesting criteria and other conditions, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria or other conditions that must be met to receive a payout.

(d)    Dividend Equivalents. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of Restricted Stock Units that may be settled in cash, in Shares of equivalent value, or in some combination thereof. Such dividend equivalents shall be subject to the same terms, restrictions and risk of forfeiture as the Restricted Stock Units with respect to which the dividends accrue and shall not be paid or settled unless and until the related Restricted Stock Units have vested and been earned. To the extent applicable, any such dividend equivalents will comply with Section 409A of the Code or other similar Applicable Law.

(e)    Form and Timing of Payment. Payment of earned Restricted Stock Units will be made upon the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may only settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(f)    Cancellation. On the date set forth in the Award Agreement, all Shares underlying any unvested or unearned Restricted Stock Units will be forfeited to the Company for future issuance.

9.    Stock Appreciation Rights.

(a)    Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)    Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)    Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(d)    Vesting Criteria and Other Terms. Other than the per Share exercise price, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of vesting and/or exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine. A Stock Appreciation Right will vest and/or become exercisable at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If a Stock Appreciation Right vests and/or becomes exercisable based upon on the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(e)    Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) of the Plan relating to the maximum term and Section 6(d) of the Plan relating to exercise also will apply to Stock Appreciation Rights.

(f)    Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)    The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)    The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10.    Stock Bonuses.

(a)    Awards of Stock Bonuses. A Stock Bonus is an Award of Shares to an eligible person without a purchase price that is not subject to any restrictions. All Stock Bonuses may but are not required to be made pursuant to an Award Agreement.

(b)    Number of Shares. The Administrator will determine the number of Shares to be awarded to the Participant under a Stock Bonus and any other terms applicable to such Stock Bonus.

(c)    Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares subject to the Stock Bonus on the date of payment, as determined in the sole discretion of the Administrator.

11.    Outside Director Limitations. Stock awards granted during a single Fiscal Year under the Plan or otherwise, taken together with any cash fees paid during such Fiscal Year for services on the Board, shall not exceed (a) $1,000,000 in total value for any Outside Director serving as the lead Director of the Board (including with respect to the first year of service) and (b) $700,000 in total value for any other Outside Director, except with respect to the first year of service, in which case any stock awards granted and cash fees paid will not exceed $1,000,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Such applicable limit shall include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments. Stock awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was an Independent Contractor but not an Outside Director will not count for purposes of the limitations set forth in this Section 11.

12.    Leaves of Absence/Transfer Between Locations. The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of Awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by Applicable Laws). A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Participant’s employer or (b) transfers between locations of the Company or between the Company or any Affiliate. If an Employee is holding an Incentive Stock Option and such leave exceeds three (3) months then, for purposes of Incentive Stock Option status only, such Employee’s service as an Employee shall be deemed terminated on the first (1st) day following such three (3) month period and the Incentive Stock Option shall thereafter automatically treated for tax purposes as a Nonstatutory Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.

13.    Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any Award, the Administrator, in its sole discretion, may, subject to Applicable Laws, (a) make a corresponding reduction in the number of Shares or cash amount subject to any portion of such Award that is scheduled to vest, become exercisable and/or become payable after the date of such change in time commitment, and (b) in lieu of or in combination with such a reduction, extend the vesting, exercise or payout schedule applicable to such Award (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced.

14.    Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. The designation of a beneficiary or the transfer to the beneficiary in accordance with Section 26 of the Plan will not constitute a transfer for purposes of this Section 14. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate provided, however, that in no event may any Award be transferred for consideration to a third-party financial institution.

15.    Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a)    Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs, the Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding

Award. Notwithstanding the forgoing, all adjustments under this Section 15 shall be made in a manner that does not result in taxation under Section 409A of the Code.

(b)    Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an Award will terminate immediately prior to the consummation of such proposed action.

(c)    Corporate Transaction. In the event of (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock, or (iv) a Change in Control (each, a “Corporate Transaction”), each outstanding Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant and need not treat all outstanding Awards (or portion thereof) in an identical manner. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding Awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new awards for such outstanding Awards; (D) the cancellation of such outstanding Awards in exchange for a payment to the Participants equal to the excess of (1) the Fair Market Value of the Shares subject to such Awards as of the closing date of such Corporate Transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the Shares subject to the Awards; provided further, that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of Shares in connection with the transaction; provided, however, that any payout in connection with a terminated Award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder; (E) the full or partial acceleration of vesting, exercisability, payout or accelerated expiration of such outstanding Awards or the lapse of the Company’s right to repurchase or reacquire Shares acquired under such outstanding Awards or the lapse of forfeiture rights with respect to Shares acquired under such outstanding Awards; (F) the opportunity for Participants to exercise outstanding Options and/or Stock Appreciation Rights prior to the occurrence of the Corporate Transaction and the termination (for no consideration) upon the consummation of such Corporate Transaction of any such Options and/or Stock Appreciation Rights not exercised prior thereto for no consideration; or (G) the cancellation of such outstanding Awards in exchange for no consideration.

(d)    Change in Control. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provisions, no such acceleration will occur (unless otherwise determined by the Administrator pursuant to Section 15(c) above).

16.    Tax.

(a)    Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or prior to any time the Award or Shares are subject to taxation or other Tax-Related Items, the Company and/or the Participant’s employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or an Affiliate), an amount sufficient to satisfy any Tax-Related Items or other items that are required to be withheld or deducted or are otherwise applicable with respect to such Award.

(b)    Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding or deduction obligations or any other Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares, (iii) delivering to the Company already-owned Shares or (iv) such other method as may be set forth in the Award Agreement; provided that, unless specifically permitted by the Company, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or Shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or Shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The Fair Market Value of the Shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with Applicable Laws.

(c)    Compliance With Section 409A of the Code. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code (or an exemption therefrom) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of applicable of Section 409A of the Code.

17.    No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Affiliate, nor will they interfere in any way with the Participant’s right or the Company’s or any Affiliate’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

18.    Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.    Corporate Records Control. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

20.    Clawback/Recovery. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and/or benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award granted under the Plan shall be subject to the Company’s clawback policy as may be established and/or amended from time to time. The Administrator may require a Participant to forfeit or return to and/or reimburse the Company for all or a portion of the Award and/or Shares issued under the Award, any amounts paid under the Award, and any payments or proceeds paid or provided upon disposition of the Shares issued under the Award, pursuant to the terms of such Company policy or as necessary or appropriate to comply with Applicable Laws.

21.    Term of Plan. Subject to Section 25 of the Plan, the Plan will become effective as of the Effective Date. The Plan will continue in effect, unless terminated earlier under Section 22 of the Plan. No Incentive Stock

Options may be granted after October 18, 2031. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

22.    Amendment and Termination of the Plan.

(a)    Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b)    Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)    Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

23.    Conditions Upon Issuance of Shares.

(a)    Legal Compliance. Shares will not be issued pursuant to the vesting, exercise or payment of an Award unless the vesting, exercise or payment (as applicable) of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)    Investment Representations. As a condition to the vesting, exercise or payment of an Award, the Company may require the Participant (or recipient) to represent and warrant at the time of any such vesting, exercise or payment that the Shares are being purchased or issued only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

24.    Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

25.    Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

26.    Beneficiaries. If permitted by the Administrator, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant’s death. Except as otherwise provided in an Award Agreement, if no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate or to any person who has the right to acquire the Award by bequest or inheritance.

27.    Governing Law. The Plan and all Awards hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

o O o

Annex K

LOCAL BOUNTI CORPORATION

2021 EMPLOYEE STOCK PURCHASE PLAN

1.    General; Purpose.

(a)    Purpose. The Plan provides a means by which Eligible Employees and/or Eligible Service Providers of either the Company or a Designated Company may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees and/or Eligible Service Providers. The Company, by means of the Plan, seeks to retain, and to assist its Related Corporations and Affiliates in retaining, the services of such Eligible Employees and Eligible Service Providers, to secure and retain the services of new Eligible Employees and Eligible Service Providers and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations and Affiliates.

(b)    Qualified and Non-Qualified Offerings Permitted. The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Plan participation in a uniform and non-discriminating basis. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan and, with respect to the 423 Component, with the requirements of an Employee Stock Purchase Plan), and the Company will designate which Designated Company is participating in each separate Offering and if any Eligible Service Providers will be eligible to participate in a separate Offering. Eligible Employees of the Company and Related Corporations will be able to participate in the 423 Component. Eligible Employees and Eligible Service Providers will be able to participate in the Non-423 Component of the Plan.

2.    Administration.

(a)    The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)    The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)    To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)    To designate from time to time which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations or as Designated Non-423 Corporations, which Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii)    To designate from time to time which persons will be eligible to participate in the Non-423 Component of the Plan as Eligible Service Providers and which Eligible Service Providers will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iv)    To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(v)    To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(vi)    To suspend or terminate the Plan at any time as provided in Section 12.

(vii)    To amend the Plan at any time as provided in Section 12.

(viii)    Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and Affiliates and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(ix)    To adopt such rules, procedures and sub-plans relating to the operation and administration of the Plan as are necessary or appropriate under Applicable Laws to permit or facilitate participation in the Plan by Employees or Eligible Service Providers who are foreign nationals or employed or providing services or located or otherwise subject to the laws of a jurisdiction outside the United States. Without limiting the generality of, but consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans, which, for purposes of the Non-423 Component, may be beyond the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to Applicable Laws.

(c)    The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board and Applicable Laws. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)    All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.    Shares of Common Stock Subject to the Plan.

(a)    Number of Shares Available; Automatic Increases. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [●]1 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on the first day of each Fiscal Year beginning with the 2022 Fiscal Year and ending on (and including) the first day of the 2031 Fiscal Year, in an amount equal to the lesser of (i) one percent (1%) of the total number of shares of Common Stock outstanding on the last day of the immediately preceding Fiscal Year, and (ii) [●] shares of Common Stock.2 Notwithstanding the foregoing, the Board may act prior to the first day of any Fiscal Year to provide that there will be no increase in the share reserve for such Fiscal Year or that the increase in the share reserve for such Fiscal Year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

[1]	Number will equal 1.5% of the aggregate number of shares of common stock issued and outstanding immediately after the Closing (after giving effect to stockholder redemptions, if any).
[2]	Number will equal 1.5% of the aggregate number of shares of common stock issued and outstanding immediately after the Closing (after giving effect to stockholder redemptions, if any).

(b)    Share Recycling. If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)    Source of Shares. The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.    Grant of Purchase Rights; Offerings.

(a)    Offerings. The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees and/or Eligible Service Providers under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the Offering Document or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)    More than One Purchase Right. If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)    Restart Provision Permitted. To the extent more than one Purchase Period is provided during an Offering, the Board will have the discretion to structure the Offering such that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within the Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate as of the Purchase Date specified with respect to such Purchase Period, after giving effect to such purchase on the applicable Purchase Date, (ii) all Contributions not applied to the purchase of shares of Common Stock after giving effect to such purchase on the applicable Purchase Date shall be refunded to the applicable Participants and (iii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Offering Period and Purchase Period.

5.    Eligibility.

(a)    General. Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or, solely with respect to the Non-423 Component, Employees of an Affiliate or Eligible Service Providers.

(b)    Grant of Purchase Rights under 423 Component. The Board may provide that Employees will not be eligible to be granted Purchase Rights under the 423 Component (and if so determined by the Board for the Non-423 Component) if, on the Offering Date, the Employee (i) has not completed at least two (2) years of service since the Employee’s last hire date (or such lesser period of time as may be determined by the Board in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Board in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Board in its discretion), (iv) is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, or (v) has not satisfied such other criteria as the Board may determine consistent with Section 423 of the Code. Unless otherwise determined by the Board for any Offering Period, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee customarily works more than twenty (20) hours per week and more than five (5) months per calendar year.

(c)    5% Stockholders Excluded. No Employee will be eligible for the grant of any Purchase Rights under the 423 Component (and if so determined by the Board for the Non-423 Component) if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)    $25,000 Limit. As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component (and if so determined by the Board for the Non-423 Component) only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds USD$25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)    Service Requirement. An Eligible Service Provider will not be eligible to be granted Purchase Rights unless the Eligible Service Provider is providing bona fide services to the Company or a Designated Company on the applicable Offering Date.

(f)    Non-423 Component Offerings. Notwithstanding anything set forth herein except for Section 5(e) above, the Board may establish additional eligibility requirements, or fewer eligibility requirements, for Employees and/or Eligible Service Providers with respect to Offerings made under the Non-423 Component even if such requirements are not consistent with Section 423 of the Code.

6.    Purchase Rights; Purchase Price.

(a)    Grant and Maximum Contribution Rate. On each Offering Date, each Eligible Employee or Eligible Service Provider, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock (rounded down to the nearest whole share) purchasable either with a percentage or with a maximum dollar amount, as designated by the Board; provided however, that in the case of Eligible Employees, such percentage or maximum dollar amount will in either case not exceed 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering, unless otherwise provided for in an Offering.

(b)    Purchase Dates. The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)    Other Purchase Limitations. In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable on exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)    Purchase Price. The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i)    an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)    an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.    Participation; Withdrawal; Termination.

(a)    Enrollment. An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified by the Company, an enrollment form provided by the Company or any third party designated by the Company (each, a “Company Designee”). The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Laws require that Contributions be deposited with a Company Designee or otherwise be segregated.

(b)    Contributions. If permitted in the Offering, a Participant may begin Contributions with the first payroll or payment date occurring on or after the Offering Date (or, in the case of a payroll date or payment date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll or payment will be included in the new Offering) or on such other date as set forth in the Offering. If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Laws or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through a payment by cash, check, or wire transfer prior to a Purchase Date, in a manner directed by the Company or a Company Designee.

(c)    Withdrawals. During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. On such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions without interest and such Participant’s Purchase Right in that Offering will then terminate. A Participant’s withdrawal from that Offering will have no effect on his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(d)    Termination of Eligibility. Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Eligible Employee or Eligible Service Provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. The Company shall have the exclusive discretion to determine when a Participant is no longer actively providing services and the date of the termination of employment or service for purposes of the Plan. As soon as practicable, the Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(e)    Leave of Absence. For purposes of this Section 7, an Employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Designated

Company in the case of sick leave, military leave, or any other leave of absence approved by the Company or by the Designated Company that directly employs the Employee; provided that such leave is for a period of not more than three (3) months or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law. Where the period of leave exceeds three (3) months and the Employee’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave.

(f)    Transfers. Unless otherwise determined by the Board, a Participant whose employment (or in the case of an Eligible Service Provider, service) transfers or whose employment (or in the case of an Eligible Service Provider, service) terminates with an immediate rehire (or in the case of an Eligible Service Provider, reengagement) with no break in employment (or in the case of an Eligible Service Provider, service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment (or in the case of an Eligible Service Provider, service) for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. In the event that a Participant’s Purchase Right is terminated under the Plan, the Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions without interest.

(g)    No Transfers of Purchase Rights. During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(h)    No Interest. Unless otherwise specified in the Offering or required by Applicable Laws, the Company will have no obligation to pay interest on Contributions.

8.    Exercise of Purchase Rights.

(a)    On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock (rounded down to the nearest whole share), up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)    Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date in an Offering, then such remaining amount will roll over to the next Offering.

(c)    No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued on such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all Applicable Laws. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than three (3) months from the original Purchase Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed as soon as practicable to the Participants without interest.

9.    Covenants of the Company. The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights or to issue and sell Common Stock on exercise of such Purchase Rights.

10.    Designation of Beneficiary.

(a)    The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock or Contributions from the Participant’s account under the Plan if the Participant dies before such shares or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation or change must be on a form approved by the Company or as approved by the Company for use by a Company Designee.

(b)    If a Participant dies, in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and Contributions without interest to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and Contributions, without interest, to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.    Capitalization Adjustments; Dissolution or Liquidation; Corporate Transactions.

(a)    Capitalization Adjustment. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.

(b)    Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, the Board will shorten any Offering then in progress by setting a New Purchase Date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(c)    Corporate Transaction. In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) prior to the Corporate Transaction under the outstanding Purchase Rights (with such actual date to be determined by the Board in its sole discretion), and the Purchase Rights will terminate immediately after such purchase. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the

Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(d)    Spin-Off. In the event of a spin-off or similar transaction involving the Company, the Board may take actions deemed necessary or appropriate in connection with an ongoing Offering and subject to compliance with Applicable Laws (including the assumption of Purchase Rights under an ongoing Offering by the spun-off company, or shortening an Offering and scheduling a New Purchase Date prior to the closing of such transaction). In the absence of any such action by the Board, a Participant in an ongoing Offering whose employer ceases to qualify as a Related Corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the Participant had terminated employment (as provided in Section 7(d)).

12.    Amendment, Termination or Suspension of the Plan.

(a)    Plan Amendment. The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Laws, including any amendment that either (i) increases the number of shares of Common Stock available for issuance under the Plan, (ii) expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by Applicable Laws.

(b)    Suspension or Termination. The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c)    No Impairment of Rights. Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right or the 423 Component complies with the requirements of Section 423 of the Code.

(d)    Corrections and Administrative Procedures. Notwithstanding anything in the Plan to the contrary, the Board will be entitled to: (i) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (ii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iii) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (iv) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.    Tax Matters.

(a)    Section 409A of the Code. Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code under Treasury Regulations Section 1.409A-1(b)(5)(ii). Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) below, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13(b) below, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement, or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled, or deferred in a manner that will comply with Section 409A of the Code, including the Treasury Regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Purchase Right that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board with respect thereto.

(b)    No Guarantee of Tax Treatment. Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) above. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14.    Tax Withholding. The Participant will make adequate provision to satisfy the Tax-Related Items obligations, if any, of the Company and/or the applicable Designated Company that arise with respect to Participant’s participation in the Plan, the grant of Purchase Rights under the Plan, the exercise of Purchase Rights and purchase of shares of Common Stock and/or the disposition of such shares. The Company and/or the Designated Company may, but will not be obligated to, (a) withhold from the Participant’s compensation or any other payments due to the Participant the amount necessary to meet such Tax-Related Items, (b) withhold a sufficient whole number of shares of Common Stock issued upon exercise of a Purchase Right having an aggregate value sufficient to satisfy the Tax-Related Items, (c) withhold from proceeds of a sale of shares of Common Stock, either through a voluntary sale or a mandatory sale arranged by the Company, the amount necessary to satisfy the Tax-Related Items, or (d) use any other method of withholding that the Company and/or the Designated Company deem appropriate to satisfy such Tax-Related Items. The Company and/or the Designated Company will have the right to take any further actions as may be necessary in the opinion of the Company or the Designated Company to satisfy the withholding and/or reporting obligations for such Tax-Related Items. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

15.    Effective Date of Plan. The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or, if required under Section 12(a) above, amended) by the Board.

16.    Miscellaneous Provisions.

(a)    Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)    A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired on exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)    The Plan and any Offering do not constitute an employment or service contract. Nothing in the Plan or in any Offering will in any way alter the at-will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue his or her employment or service relationship with the Company, a Related Corporation, or an Affiliate, or on the part of the Company, a Related Corporation, or an Affiliate to continue the employment or service of a Participant.

(d)    The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules. For purposes of litigating any dispute that may arise directly or indirectly from the Plan or any Offering, the parties hereby submit and consent to the exclusive jurisdiction of the State of Delaware and agree that any such litigation shall be conducted only in the courts of Delaware or the federal courts of the United States located in Delaware and no other courts.

(e)    If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)    If any provision of the Plan does not comply with Applicable Laws, such provision will be construed in such a manner as to comply with Applicable Laws.

17.    Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)    “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that are intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees of the Company or a Related Corporation.

(b)    “Affiliate” means any entity, other than a Related Corporation, in which the Company has an equity or other ownership interest or that is directly or indirectly controlled by, controls, or is under common control with the Company, in all cases, as determined by the Board, whether now or hereafter existing.

(c)    “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Purchase Rights are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Related Corporation or Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d)    “Board” means the Board of Directors of the Company.

(e)    “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar “equity restructuring” transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f)    “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g)    “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)    “Common Stock” means the common stock of the Company.

(i)    “Company” means Local Bounti Corporation, a Delaware corporation.

(j)    “Contributions” means the payroll deductions or other payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already contributed the maximum permitted amount of payroll deductions and other payments during the Offering.

(k)    “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)    a transfer of all or substantially all of the Company’s assets;

(ii)    a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person; or

(iii)    the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock.

(l)    “Designated 423 Corporation” means any Related Corporation selected by the Board as participating in the 423 Component.

(m)    “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component will not be a Related Corporation participating in the Non-423 Component.

(n)    “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o)    “Director” means a member of the Board.

(p)    “Effective Date” means [●].

(q)    “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(r)    “Eligible Service Provider” means a natural person other than an Employee or Director who (i) is designated by the Board to be an “Eligible Service Provider,” (ii) provides bona fide services to the Company, a Related Corporation or an Affiliate, and (iii) meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such person also meets the requirements for eligibility to participate set forth in the Plan.

(s)    “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company, a Related Corporation or Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t)    “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u)    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v)    “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)    If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in such source as the Board deems reliable;

(ii)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low ask prices for the Common Stock on the date of determination, as reported in such source as the Board deems reliable; or

(iii)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Board in compliance with Applicable Laws and in a manner that complies with Sections 409A of the Code.

(w)    “Fiscal Year” means the fiscal year of the Company.

(x)    “New Purchase Date” means a new Purchase Date set by shortening any Offering then in progress.

(y)    “Non-423  Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees and Eligible Service Providers.

(z)    “Offering” means the grant to Eligible Employees or Eligible Service Providers of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa)    “Offering Date” means a date selected by the Board for an Offering to commence.

(bb)    “Offering Period” means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Board pursuant to the Plan.

(cc)    “Officer” means a person who is an officer of the Company, a Related Corporation or Affiliate within the meaning of Section 16 of the Exchange Act.

(dd)    “Participant” means an Eligible Employee or Eligible Service Provider who holds an outstanding Purchase Right.

(ee)    “Plan” means this Local Bounti Corporation 2021 Employee Stock Purchase Plan, including both the 423 Component and the Non-423 Component, as amended from time to time.

(ff)    “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(gg)    “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(hh)    “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(ii)     “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(jj)    “Securities Act” means the U.S. Securities Act of 1933, as amended.

(kk)    “Tax-Related Items” means any or all applicable national, local or other income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefit tax, payment on account, withholding, required deductions or payments or other tax-related items.

(ll)    “Trading Day” means any day on which the exchange or market on which shares of Common Stock are listed is open for trading.

o O o

Annex L

AMENDED AND RESTATED WARRANT AGREEMENT

between

LEO HOLDINGS III CORP

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

THIS AMENDED AND RESTATED WARRANT AGREEMENT (this “Agreement”), dated as of ~~March 2,~~[•], 2021, is by and between Leo Holdings III Corp, a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”, also referred to herein as the “Transfer Agent”).

WHEREAS, ~~on March 2, 2021~~the Company and the Warrant Agent entered into that certain Warrant Agreement, dated as of March 2, 2021 (the “Original Warrant Agreement”) in connection with the Company’s entry into that certain Sponsor Warrants Purchase Agreement with Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), pursuant to which the Sponsor ~~will purchase~~purchased an aggregate of ~~4,866,667~~5,333,333 warrants~~(or 5,346,667 warrants if the underwriters’over-allotment option is exercised in full),~~, each exercisable to purchase one Class A ordinary share at $11.50 per share ~~simultaneously with the closing of the Offering~~and bearing the legend set forth in Exhibit B hereto (the “Private Placement Warrants”) at a purchase price of $1.50 per Private Placement Warrant; and

WHEREAS, in order to finance the Company’s transaction costs in connection with an intended initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into up to an additional 1,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant; and

WHEREAS, the Company ~~is engaged in~~completed an initial public offering (the “Offering”) of units of the Company’s equity securities, each such unit comprised of one Class A ordinary share (as defined below) and one-fifth of one Public Warrant (as defined below) (the “Units”) and, in connection therewith, ~~has determined to issue and deliver up to 4,800,000 warrants (or up to 6,900,000 warrants if the Over-allotment Option is exercised in full)~~issued and delivered 5,500,000 warrants to public investors in the Offering (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”). Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share of the Company, par value $0.0001 per share (the “Ordinary Shares”), for $11.50 per share, subject to adjustment as described herein; and

WHEREAS, the Company~~has~~ filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1, File No. 333-252294 (the “Registration Statement”) and prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, the Public Warrants and the Ordinary Shares included in the Units; and

WHEREAS, Section 9.8 of the Original Agreement permits amendment of the terms thereof with the vote or written consent of the Registered Holders of of 50% of the then-outstanding Public Warrants (the “Holder Consent”); and

WHEREAS, the Company desires, upon receipt of the ~~Warrant Agent~~Holder Consent, to ~~act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption~~amend and ~~exercise of the Warrants;~~restate the Original Agreement as set forth herein and

~~WHEREAS, the Company desires~~to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement. NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1 Form of Warrant. Each Warrant shall initially be issued in registered form only.

2.2 Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a certificated Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants in book-entry form, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. Ownership of beneficial interests in the Public Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by institutions that have accounts with the Depository Trust Company (the “Depositary”) (such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Public Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Public Warrants are not eligible for, or it is no longer necessary to have the Public Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each book-entry Public Warrant, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificates”) which shall be in the form annexed hereto as Exhibit A.

Physical certificates, if issued, shall be signed by, or bear the facsimile signature of, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby, for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

~~2.4 Detachability of Warrants. The Ordinary Shares and Public Warrants comprising the Units shall begin separate trading on the 52nd day following the date of the Prospectus or, if such 52nd day is not on a day, other~~

~~than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business (a “Business Day”), then on the immediately succeeding Business Day following such date, or earlier (the “Detachment Date”) with the consent of Deutsche Bank Securities Inc , as representative of the several underwriters, but in no event shall the Ordinary Shares and the Public Warrants comprising the Units be separately traded until (A)the Company has filed a Current Report on Form 8-K with the Commission containing an auditedbalance sheet reflecting the receipt by the Company of the gross proceeds of the Offering, including the proceeds then received by the Company from the exercise by the underwriters of their right to purchase additional Units in the Offering (the “Over-allotment Option”), if the Over-allotment Option is exercised prior to the filing of the Current Report on Form 8-K, and (B)the Company issues a press release announcing when such separate trading shall begin.~~

2.4 Detachability of Warrants. The Ordinary Shares and Public Warrants comprising the Units became eligible for separate trading on April 23, 2021.

2.5 Fractional Warrants. The Company shall not issue fractional Warrants other than as part of the Units, each of which is comprised of one Ordinary Share and one-fifth of one whole Public Warrant. If, upon the detachment of Public Warrants from the Units or otherwise, a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number the number of Warrants to be issued to such holder.

2.6 Private Placement Warrants. The Private Placement Warrants shall be identical to the Public Warrants, except that ~~so long as they are held by the Sponsor or any of its Permitted Transferees (as defined below)~~the Private Placement Warrants: (i~~)may be exercised for cash or on a “cashless basis,” pursuant to subsection 3.3.1(c) hereof, (ii~~) including the Ordinary Shares issuable upon exercise of the Private Placement Warrants, may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination, ~~(iii~~and (ii) shall not be redeemable by the Company~~pursuant to Section6.1 hereof and (iv)shall only be redeemable by the Company pursuant to Section6.2 if the Reference Value (as defined below) is less than $18.00 per share (subject to adjustment in compliance with Section4 hereof);~~; provided, however, that in the case of (~~ii~~i), the Private Placement Warrants and any Ordinary Shares issued upon exercise of the Private Placement Warrants may be transferred by the holders thereof:

(a) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor or any employees of such affiliates;

(b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization,

(c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, pursuant to a qualified domestic relations order;

(e) by private sales or transfers made in connection with the Business Combination at prices no greater than the price at which the Private Placement Warrants or Ordinary Shares, as applicable, were originally purchased;

(f) by virtue of the holder’s organizational documents upon liquidation or dissolution of the holder;

(g) to the Company for no value for cancellation in connection with the consummation of its initial Business Combination;

(h) in the event of the Company’s liquidation prior to the completion of its initial Business Combination; or

(i) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of the Company’s initial Business Combination; provided, however, that, in the case of clauses (a) through (f), these permitted transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement. Once the Private Placement Warrants are no longer held by a Permitted Transferee they are deemed Public Warrants hereunder.

3. Terms and Exercise of Warrants.

3.1 Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the second to last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen (15) Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law); provided that the Company shall provide at least five (5) days’ prior written notice of such reduction to Registered Holders of the Warrants; and provided further, that any such reduction shall be identical among all of the Warrants. The term “Business Day” means a day other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business.

3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a Business Combination, or (ii) the date that is twelve (12) months from the date of the closing of the Offering, and (B) terminating at the earliest to occur of (x) 5:00 p.m. New York City time on the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time, if the Company fails to complete a Business Combination, and (z) other than with respect to the Private Placement Warrants~~then held by the Sponsor or its Permitted Transferees with respect to a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section4 hereof), Section6.2 hereof~~, 5:00 p.m. New York City time on the Redemption Date (as defined below)~~as provided in Section 6.3~~ hereof(the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant~~then held by the Sponsor or its Permitted Transferees in connection with a redemption pursuant to Section6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section4 hereof), Section6.2 hereof)~~), in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant~~then held by the Sponsor or its Permitted Transferees in the event of a redemption pursuant to Section6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section4 hereof), Section6.2 hereof~~) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Warrant represented by a book-entry, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) any Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) the payment in full of the Warrant Price for each full Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a) in lawful money of the United States, in good certified check or good bank draft payable to the Warrant Agent; or

(b~~) [Reserved]; (e~~) as provided in Section 7.4 hereof.

~~(c) with respect to any Private Placement Warrant, so long as such Private Placement Warrant is held by the Sponsor or a Permitted Transferee, by surrendering the Warrants for that number of Ordinary Shares equal to (i)if in connection with a redemption of Private Placement Warrants pursuant to Section6.2 hereof, as provided in Section6.2 hereof with respect to a Make-Whole Exercise and (ii)in all other scenarios the quotient obtained by dividing (x)the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the Sponsor Exercise Fair Market Value (as defined in this subsection 3.3.1(c)) less the Warrant Price by (y)the Sponsor Exercise Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Sponsor Exercise Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10)trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the Private Placement Warrant is sent to the Warrant Agent;~~

~~(d) as provided in Section6.2 hereof with respect to a Make-Whole Exercise; or~~

3.3.2 Issuance of Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it on the register of members of the Company, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of Ordinary Shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless (i) a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4, or (ii) a valid exemption from registration is available. No Warrant shall be exercisable and the Company shall not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. ~~The Company may require holders of Public Warrants to settle the Warrant on a “cashless basis” pursuant to Section7.4.~~If, by reason of any exercise of Warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an Ordinary Share, the Company shall round down to the nearest whole number, the number of Ordinary Shares to be issued to such holder. For the avoidance of doubt, in no event will the Company be required to pay cash to the holder of any Warrant.

3.3.3 Valid Issuance. All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Ordinary Shares is issued and who is registered in the register of members of the Company shall for all purposes be deemed to have become the holder of record of such Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the register of members of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such Ordinary Shares at the close of business on the next succeeding date on which the register of members or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preference shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Ordinary Shares then outstanding. In any case, the number of issued and outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of issued and outstanding Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Share Dividends.

4.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 4.7 below, the number of outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, in each case with made to holders of all or substantially all of the Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering made to holders of the Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the Historical Fair Market Value (as defined below) shall be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the Historical Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

4.1.2 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the Ordinary Shares a dividend or makes a distribution in cash, securities or other assets on account of such Ordinary Shares (or other shares into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, (b) Ordinary Cash Dividends (as defined below), (c) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a proposed initial Business Combination, (d) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of the Company’s obligation to redeem 100% of the Ordinary Shares if the Company does not complete the initial Business Combination within 24 months from the closing of the Offering or with respect to any other provisions relating to the rights of holders of Ordinary Shares, or (e) in connection with the redemption of public shares upon the failure of the Company to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s board of directors (the “Board”), in good faith) of any securities or other assets paid on each Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50 (being 5% of the offering price of the Units in the Offering). Solely for purposes of illustration, if the Company, at a time while the Warrants are outstanding and unexpired, pays a cash dividend of $0.35 per share and previously paid an aggregate of $0.40 of cash dividends and cash distributions on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such $0.35 per share dividend, then the Warrant Price will be decreased, effectively immediately after the effective date of such $0.35 per share dividend, by $0.25 (the absolute value of the difference between $0.75 per share (the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period, including such $0.35 dividend) and $0.50 per share (the greater of (x) $0.50 per share and (y) the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period prior to such $0.35 dividend)).

4.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.7 hereof, the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

4.3 Adjustments in Exercise Price. Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter

4.4 Raising of the Capital in Connection with the Initial Business Combination. If (x) the Company issues additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith by the Board and, (i) in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Class B ordinary shares of the Company, par value $0.0001 per share (the “Class B ordinary shares”), held by the Sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to Leo Investors II Limited Partnership or its affiliates, without taking into account the transfer of Class B ordinary shares or Private Placement Warrants (including if such transfer is effectuated as a surrender to the Company and subsequent reissuance by the Company) by the Sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Ordinary Shares during the twenty (20) trading day period starting on the trading day prior to the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the Warrant Price will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described in Section 6.1 ~~and Section6.2~~ will be adjusted (to the nearest cent) to be equal to 180% of ~~the higher of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger price described in Section 6.2 will be adjusted (to the nearest cent) to be equal to~~ the higher of the Market Value and the Newly Issued Price.

4.5 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ); provided, however, that ~~(i)~~ if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election~~, and (ii)if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by shareholders of the Company as provided for in the Company’s amended and restated memorandum and articles of association, as amended from time to time, or as a result of the repurchase of Ordinary Shares by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary~~

~~Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section4~~; provided further that if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for (x) with respect to a Public Warrant, a Capped American Call, and (y) with respect to a Private Placement Warrant, an Uncapped American Call, in each case as provided on Bloomberg Financial Markets (assuming zero dividends) (“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each Ordinary Share shall be the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Ordinary Shares consists exclusively of cash, the amount of such cash per Ordinary Share, and (ii) in all other cases, the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.6 Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4 or 4.5, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.7 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder.

4.8 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.9 Other ~~Events4.10~~ Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

4.10 No ~~Adjustment4.11~~ Adjustment. For the avoidance of doubt, no adjustment shall be made to the terms of the Warrants solely as a result of an adjustment to the conversion ratio of the Class B Ordinary Shares into Ordinary Shares or the conversion of the Class B Ordinary Shares into Ordinary Shares, in each case, pursuant to the Company’s amended and restated memorandum and articles of association, as amended from time to time.

5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or with respect to any Book-Entry Warrant, each Book-Entry Warrant may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Private Placement Warrants), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant, except as part of the Units.

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

~~5.6 Transfer of Warrants. Prior to the Detachment Date, the Public Warrants may be transferred or exchanged only together with the Unit in which such Warrant is included, and only for the purpose of effecting, or in conjunction with, a transfer or exchange of such Unit. Furthermore, each transfer of a Unit on the register relating to such Units shall operate also to transfer the Warrants included in such Unit. Notwithstanding the foregoing, the provisions of this Section5.6 shall have no effect on any transfer of Warrants on and after the Detachment Date.~~

6. Redemption.

6.1 Redemption of Warrants when the price per Ordinary Share equals or exceeds $18.00. ~~Subject to Section6.5~~ hereof, notNot less than all of the outstanding Public Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Public Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Public Warrant, provided that (a) the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof) and (b) there is an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below).

~~6.2 Redemption of Warrants when the price per Ordinary Share equals or exceeds $10.00. Subject to Section6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section6.3 below, at a Redemption Price of $0.10 per Warrant, provided that (i)the last reported sale price of the Ordinary Shares equals or exceeds $10.00 per share (subject to adjustment in compliance with Section4 hereof) on the trading day prior to the date on which notice of redemption pursuant to this Section6.2 is sent to the Registered Holders and (ii)if the Reference Value is less than $18.00 per share (subject to adjustment in compliance with Section4 hereof), the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. During the 30-day Redemption Period in connection with a redemption pursuant to this Section6.2, Registered Holders of the Warrants may elect to exercise their Warrants only on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of Ordinary Shares determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the period to expiration of the Warrants) and the Redemption Fair Market Value (as such term is defined in this Section6.2) (a “Make-Whole Exercise”). Solely for purposes of this Section6.2, the “Redemption Fair Market Value” shall mean the average of the last reported sales price for the Ordinary Shares during the ten (10)trading days immediately following the date on which notice of redemption pursuant to this Section6.2 is sent to the Registered Holders. In connection with any redemption pursuant to this Section6.2, the Company shall provide the Registered Holders with the Redemption Fair Market Value no later than one (1)Business Day after the ten (10)trading day period described above ends.~~

~~Redemption Date (period to expiration of warrants)~~	~~Fair Market Value of ClassA Ordinary Shares~~
	≤$10.00	~~$11.00~~	~~$12.00~~	~~$13.00~~	~~$14.00~~	~~$15.00~~	~~$16.00~~	~~$17.00~~	≥$18.00
~~60 months~~	~~0.261~~	~~0.281~~	~~0.297~~	~~0.311~~	~~0.324~~	~~0.337~~	~~0.348~~	~~0.358~~	~~0.361~~
~~57 months~~	~~0.257~~	~~0.277~~	~~0.294~~	~~0.310~~	~~0.324~~	~~0.337~~	~~0.348~~	~~0.358~~	~~0.361~~
~~54 months~~	~~0.252~~	~~0.272~~	~~0.291~~	~~0.307~~	~~0.322~~	~~0.335~~	~~0.347~~	~~0.357~~	~~0.361~~
~~51 months~~	~~0.246~~	~~0.268~~	~~0.287~~	~~0.304~~	~~0.320~~	~~0.333~~	~~0.346~~	~~0.357~~	~~0.361~~
~~48 months~~	~~0.241~~	~~0.263~~	~~0.283~~	~~0.301~~	~~0.317~~	~~0.332~~	~~0.344~~	~~0.356~~	~~0.361~~
~~45 months~~	~~0.235~~	~~0.258~~	~~0.279~~	~~0.298~~	~~0.315~~	~~0.330~~	~~0.343~~	~~0.356~~	~~0.361~~
~~42 months~~	~~0.228~~	~~0.252~~	~~0.274~~	~~0.294~~	~~0.312~~	~~0.328~~	~~0.342~~	~~0.355~~	~~0.361~~
~~39 months~~	~~0.221~~	~~0.246~~	~~0.269~~	~~0.290~~	~~0.309~~	~~0.325~~	~~0.340~~	~~0.354~~	~~0.361~~
~~36 months~~	~~0.213~~	~~0.239~~	~~0.263~~	~~0.285~~	~~0.305~~	~~0.323~~	~~0.339~~	~~0.353~~	~~0.361~~
~~33 months~~	~~0.205~~	~~0.232~~	~~0.257~~	~~0.280~~	~~0.301~~	~~0.320~~	~~0.337~~	~~0.352~~	~~0.361~~
~~30 months~~	~~0.196~~	~~0.224~~	~~0.250~~	~~0.274~~	~~0.297~~	~~0.316~~	~~0.335~~	~~0.351~~	~~0.361~~
~~27 months~~	~~0.185~~	~~0.214~~	~~0.242~~	~~0.268~~	~~0.291~~	~~0.313~~	~~0.332~~	~~0.350~~	~~0.361~~
~~24 months~~	~~0.173~~	~~0.204~~	~~0.233~~	~~0.260~~	~~0.285~~	~~0.308~~	~~0.329~~	~~0.348~~	~~0.361~~
~~21 months~~	~~0.161~~	~~0.193~~	~~0.223~~	~~0.252~~	~~0.279~~	~~0.304~~	~~0.326~~	~~0.347~~	~~0.361~~
~~18 months~~	~~0.146~~	~~0.179~~	~~0.211~~	~~0.242~~	~~0.271~~	~~0.298~~	~~0.322~~	~~0.345~~	~~0.361~~
~~15 months~~	~~0.130~~	~~0.164~~	~~0.197~~	~~0.230~~	~~0.262~~	~~0.291~~	~~0.317~~	~~0.342~~	~~0.361~~
~~12 months~~	~~0.111~~	~~0.146~~	~~0.181~~	~~0.216~~	~~0.250~~	~~0.282~~	~~0.312~~	~~0.339~~	~~0.361~~
~~9 months~~	~~0.090~~	~~0.125~~	~~0.162~~	~~0.199~~	~~0.237~~	~~0.272~~	~~0.305~~	~~0.336~~	~~0.361~~
~~6 months~~	~~0.065~~	~~0.099~~	~~0.137~~	~~0.178~~	~~0.219~~	~~0.259~~	~~0.296~~	~~0.331~~	~~0.361~~
~~3 months~~	~~0.034~~	~~0.065~~	~~0.104~~	~~0.150~~	~~0.197~~	~~0.243~~	~~0.286~~	~~0.326~~	~~0.361~~
~~0 months~~	~~—~~	~~—~~	~~0.042~~	~~0.115~~	~~0.179~~	~~0.233~~	~~0.281~~	~~0.323~~	~~0.361~~

~~The exact Redemption Fair Market Value and Redemption Date may not be set forth in the table above, in which case, if the Redemption Fair Market Value is between two values in the table or the Redemption Date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised in a Make-Whole Exercise will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower Redemption Fair Market Values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable.~~

~~The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the Exercise Price is adjusted pursuant to Section4 hereof. If the number of shares issuable upon exercise of a Warrant is adjusted pursuant to Section4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the Exercise Price of a Warrant is adjusted, (a)in the case of an adjustment pursuant to Section4.4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price and the denominator of which is $10.00 and (b)in the case of an adjustment pursuant to Section4.1.2 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment less the decrease in the Exercise Price pursuant to such Exercise Price adjustment. In no event will the number of shares issued in connection with a Make-Whole Exercise exceed 0.361 Ordinary Shares per Warrant (subject to adjustment).~~

6.2 [RESERVED]

6.3 Date Fixed for, and Notice of, Redemption; Redemption Price; Reference Value. In the event that the Company elects to redeem the Public Warrants pursuant to Section~~s~~ 6.1~~or 6.2~~, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Public Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. As used in this Agreement, (a) “Redemption Price” shall mean the price per Public Warrant at which any Public Warrants are redeemed pursuant to Section~~s~~ 6.1 ~~or 6.2~~ and (b) “Reference Value” shall mean the last reported sales price of the Ordinary Shares for any twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.

6.4 Exercise After Notice of Redemption. The Public Warrants may be exercised, for cash (~~or on a “cashless basis” in accordance with Section 6.2 of this Agreement)~~ at any time after notice of redemption shall have been given by the Company pursuant to Section 6.3 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Public Warrants shall have no further rights except to receive, upon surrender of the Public Warrants, the Redemption Price.

~~6.5 Exclusion of Private Placement Warrants. The Company agrees that (a)the redemption rights provided in Section6.1 hereof shall not apply to the Private Placement Warrants if at the time of the redemption such PrivatePlacement Warrants continue to be held by the Sponsor or its Permitted Transferees and (b)if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section4 hereof), the redemption rights provided in Section6.2 hereof shall not apply to the Private Placement Warrants if at the time of the redemption such Private Placement Warrants continue to be held by the Sponsor or its Permitted Transferees. However, once such Private Placement Warrants are transferred (other than to Permitted Transferees in accordance with Section2.6 hereof), the Company may redeem the Private Placement Warrants pursuant to Section6.1 or 6.2 hereof, provided that the criteria for redemption are met, including the opportunity of the holder of such Private Placement Warrants to exercise the Private Placement Warrants prior to redemption pursuant to Section6.4 hereof. Private Placement Warrants that are transferred to persons other than Permitted Transferees shall upon such transfer cease to be Private Placement Warrants and shall become Public Warrants under this Agreement, including for purposes of Section9.8 hereof.~~

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Ordinary Shares~~; Cashless Exercise at Company’s Option.7.4.1 Registration of the Ordinary Shares~~. The Company agrees that as soon as practicable, but in no event later than twenty (20) Business Days after the closing of its initial Business Combination, it shall use its commercially reasonable efforts to file with the Commission a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective within sixty (60) Business Days following the closing of its initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the sixtieth (60th) Business Day following the closing of the Business Combination, holders of the Warrants shall have the right, during the period beginning on the sixty-first (61st) Business Day after the closing of the Business Combination and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of Ordinary Shares equal to the ~~lesser of (A)the~~ quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the Fair Market Value (as defined below) less the Warrant Price by (y) the Fair Market Value ~~and (B) 0.361 Ordinary Shares per whole Warrant.~~. Solely for purposes of this ~~subs~~Section 7.4~~.1~~, “Fair Market Value” shall mean the volume-weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of “cashless exercise” is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a ~~Public~~ Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a “cashless basis” in accordance with this ~~subs~~Section 7.4~~.1~~ is not required to be registered under the Securities Act and (ii) the Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of the Company and, accordingly, shall not be required to bear a restrictive legend. ~~Except as provided in subsection 7.4.2, for~~For the avoidance of doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this ~~subsection 7.4.1.7.4.2 Cashless Exercise at Company’s Option. If the Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section18(b)(1) of the Securities Act (or any successor rule), the Company may, at its option, (i)require holders of Public~~

~~Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section3(a)(9) of the Securities Act (or any successor rule) as described in subsection 7.4.1 and (ii)in the event the Company so elects, the Company shall (x)not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary, and (y)use its commercially reasonable efforts to register or qualify for sale the Ordinary Shares issuable upon exercise of the Public Warrant under applicable blue sky laws to the extent an exemption is not available.~~Section 7.4.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Ordinary Shares.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation or other entity organized and existing under the laws of the State of New York, in good standing and having its principal office in the United States of America, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Ordinary Shares not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any entity into which the Warrant Agent may be merged or with which it may be consolidated or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the General Counsel or the Secretary of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct, fraud or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, reasonable out-of-pocket costs and reasonable outside counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct, fraud or bad faith.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Ordinary Shares shall, when issued, be valid and fully paid and non-assessable.

8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Ordinary Shares through the exercise of the Warrants.

8.6 Waiver. The Warrant Agent has no right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and the Warrant Agent as trustee thereunder) and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Warrant Agent hereby waives any and all Claims against the Trust Account and any and all rights to seek access to the Trust Account.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Leo Holdings III Corp

Albany Financial Center

South Ocean Blvd

Suite #507

P.O. Box SP-63158

New Providence, Nassau,

The Bahamas

Attention: Simon Brown

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Compliance Department

with a copy in each case to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn: Christian O. Nagler

Peter Seligson

and

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attn: Paul D. Tropp

Christopher J. Capuzzi

and

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Attn: Ravi Raghunathan

9.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person, corporation or other entity other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

9.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of (i) curing any ambiguity or to correct any mistake, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Prospectus, or defective provision contained herein, (ii) amending the definition of “Ordinary Cash Dividend” as contemplated by and in accordance with the second sentence of subsection 4.1.2 or (iii) adding or changing any provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under this Agreement. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of the Private Placement Warrants, shall require the vote or written consent of the Registered Holders of 50% of the then-outstanding Public Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.

9.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Exhibit A Form of Warrant Certificate

Exhibit B Legend — Private Placement Warrants

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

LEO HOLDINGS III CORP

By:	~~/s/ Simon Brown~~
Name:~~Simon Brown~~
Title:~~Secretary~~

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	~~/s/ Isaac Kagan~~
Name: ~~Isaac Kagan~~
Title: ~~Vice President~~

EXHIBIT A

Form of Warrant Certificate

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

LEO HOLDINGS III CORP

A Cayman Islands Exempted Company

CUSIP~~:[ ]~~ :[●]

Warrant Certificate

This Warrant Certificate certifies that [                ], or registered assigns, is the registered holder of [                ] warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase Class A ordinary shares, $0.0001 par value (the “Ordinary Shares”), of Leo Holdings III Corp, a Cayman Islands exempted company (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Ordinary Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Ordinary Share. Fractional shares shall not be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per one Ordinary Share for any Warrant is equal to $11.50 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

LEO HOLDINGS III CORP

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

Form of Warrant Certificate

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of February [ ], 2021 (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the issuance of the Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [                ] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Leo Holdings III Corp (the “Company”) in the amount of $[                ] in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of [                ], whose address is [                ] and that such Ordinary Shares be delivered to [                ] whose address is [                ]. If said number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [                ], whose address is [                ] and that such Warrant Certificate be delivered to [                ], whose address is [                ].

~~In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable. In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.~~

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [                ], whose address is [                ] and that such Warrant Certificate be delivered to [                ], whose address is [                ].

[Signature Page Follows]

Date:                 , 20

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

[Signature Page to Election to Purchase]

EXHIBIT B

LEGEND

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, SUBJECT TO ANY ADDITIONAL LIMITATIONS ON TRANSFER DESCRIBED IN THE LETTER AGREEMENT BY AND AMONG LEO HOLDINGS III CORP (THE “COMPANY”), LEO INVESTORS II LIMITED PARTNERSHIP AND THE OTHER PARTIES THERETO, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR TRANSFERRED PRIOR TO THE DATE THAT IS THIRTY (30) DAYS AFTER THE DATE UPON WHICH THE COMPANY COMPLETES ITS INITIAL BUSINESS COMBINATION (AS DEFINED IN SECTION 3 OF THE WARRANT AGREEMENT REFERRED TO HEREIN) EXCEPT TO A PERMITTED TRANSFEREE (AS DEFINED IN ~~THE RECITALS TO~~SECTION 2 OF THE WARRANT AGREEMENT) WHO AGREES IN WRITING WITH THE COMPANY TO BE SUBJECT TO SUCH TRANSFER PROVISIONS.

SECURITIES EVIDENCED BY THIS CERTIFICATE AND CLASS A ORDINARY SHARES OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES SHALL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION AND SHAREHOLDER RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.”

No.                  Warrants